FIRST SURGICAL PARTNERS INC.
411 First Street
Bellaire, Texas  77401

March 4, 2011

John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	First Surgical Partners Inc. (f/k/a Arkson Nutraceuticals Corp.)
Form 8-K
Filed January 6, 2011
File No. 000-52458

Mr. Reynolds:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated February 2, 2011 (the “Comment Letter”) relating to the Form 8-K filed January 6, 2011 (the “2011 Form 8-K”) of First Surgical Partners Inc. (f/k/a Arkson Nutraceuticals Corp). (“First Surgical”, “Arkson” or the "Company").

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  Attached as Exhibit A is a draft of the Form 8-K Current Report we intend to file with the Commission upon clearing comments.

Form 8-K, filed January 6, 2011

Overview, page 1

1.    Please provide the disclosure required by Item 101(h) of Regulation S-K. For example, please provide disclosure about the December 1, 2010 acquisition of Piper Acquisition III by First Surgical Texas, as discussed in footnote one to the financial statements. Also, discuss the date and state of incorporation for each subsidiary.

Response

Footnote #1 has been revised to disclose that First Surgical Texas Inc. (f/k/a Piper Acquisition III, Inc.) (“First Texas”) acquired First Street Surgical Center, L.P., First Surgical Woodlands, L.P., and First Street Hospital, L.P. (collectively, the “Subsidiaries”) on December 1, 2010.  First Texas was in turn acquired by Arkson on December 31, 2010.  We have revised the Business section to disclose the transaction between First Texas (formerly Piper) and the subsidiaries.

2.   We note that the acquisition of Piper Acquisition III by First Surgical on December 1, 2010. However, the agreement between Arkson and Piper Acquisition was entered into on November 4, 2010, filed as Exhibit 10.1 reflects that the merger had already occurred. Please explain and disclose the reason(s) for the acquisition of Piper Acquisition by First Surgical.

Response

On November 4, 2010, First Texas (formerly Piper) entered a contribution agreement with Arkson pursuant to which the shareholders of Arkson agreed to contribute their shares of First Texas to Arkson.  The contribution Agreement dated November 4, 2010 specifically states in the first “Whereas” clause that First Texas is in the process of consolidating ASCs.  Subsequent to the signing of the November 4, 2010 agreement, on December 1, 2010, First Texas acquired the Subsidiaries.  On December 31, 2010, Arkson then acquired First Texas.  With the revisions provided in response to comment #1, we believe we have addressed this comment.

3.    Please provide a more detailed discussion of your business, as required by Item 101(h)(4)(i) of Regulation S-K. In addition, please discuss how long you have been conducting your business.

Response

We have revised the overview section to provide more detailed disclosure.  We have disclosed that we are focused in providing non life-threatening surgeries at our two centers and one acute care hospital.  Further, we have disclosed that we provide bariatric, reconstructive and cosmetic plastics, orthopedics, pain management, neurosurgery and podiatry services in the greater Houston area.

4.    Please disclose the material terms of the contribution agreement as amended, including any finders’ fees or other consideration provided in the agreement.

Response

We have revised the Overview section to provide additional details regarding the transaction.  Please note that no finders fees have been paid by the Company.

5.   Please describe more fully, and provide your basis for the statements made in your Overview and Industry Background. For instance, it is unclear how the ambulatory surgical center (ASC) model allows surgeons to exercise a higher degree of control over their cases and operate more efficiently or how your business model allows surgeons to operate more efficiently than the typical hospital environment.

Response

We have revised the Overview section as requested.

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Industry Background, page 2

6.   We note that First Surgical Partners L.L.C.’s website, in the FAQ’s section, states that state and federal licenses are required in order to operate an ASC. We also note the risk factor discussing the approvals required prior to constructing, acquiring or expanding additional surgical facilities. Please discuss the governmental regulation of your business, and the licensing involved, as required by Item 101(h)(4)(viii) of Regulation SK.

Response

Please note, as stated in the risk factor, the State of Texas, our only area of operation, there are no approvals necessary for the construction, acquisition or expansion of additional surgical facilities.  The risk factor specifically states “[a]lthough we have not previously been required to obtain a certificate in the State of Texas, we may not be able to obtain the certificates of need or other required approvals for additional or expanded facilities or services in the future.”

Further, the Government Regulation section of the Business section provides an extensive discussion of all regulation including Medicare/Medicaid Participation, Federal anti-kickback laws, physician self referral laws, false and improper claims and HIPAA compliance.

7.   Discuss in greater detail how you identify the physicians to utilize your facilities. In addition, we note the disclosure on page two that you have an operating model “through the purchase of equity to encourage physicians to affiliate” with your company and use your facilities. Please disclose the terms of these arrangements and discuss the percent of your revenues that are attributable to these physicians. Lastly, we note the disclosure on page six regarding the safe harbors under the anti-kickback statute relating to surgery centers. Please provide a more specific discussion of the “certain conditions.”

Response

We have revised the section titled “Our Business Strategy – Attract and retain top quality surgeons and other physicians” to provide a more detailed discussion of the Company’s plan to indentify surgeons.

Bariatric Program Sponsorship Agreement, page 3

8.   We note the company’s responsibility to pay a monthly $200,000 program sponsorship fee and its responsibility to furnish “office space, facilities, equipment, utilities, furniture, fixtures, office supplies, postage, courier services, and other outside services as may be reasonably required to operate the program.” Please revise to more fully discuss the services rendered by Vital Weight Control, Inc., d/b/a NuWeigh pursuant to the Bariatric Program Sponsorship Agreement and the role of the company pursuant to this agreement.

Response

We have revised to more fully discuss the role of Vital and the Company pursuant to the bariatric program.

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Competition, page 4

9.   Please provide the basis for your statements made in this section. For instance, it is unclear why the company believes that the hospitals with which it competes provide less efficiency and responsiveness to physician needs.

Response

We have revised the “Competition” section in response to your comment.

Government Regulation, page 9

10.  We note the company has two ASC and one general acute care hospital. We further note the company’s statement on page four that “[a]ll of [its] short stay surgical facilities are certified or, with respect to newly acquired or developed facilities, are awaiting certification to participate in the Medicare program.” Please revise to clarify what facilities are currently awaiting Medicare certification.

Response

We have revised the statement to reflect that all of our facilities are currently CMS certified.

Risk Factors, page 9

11.  Please remove the statement that “this section does not describe all risks that may be applicable to us, our industry, or our business, and it is intended only as a summary of certain material risk factors.” All known, material risks should be discussed in this section.

Response

We have revised the statement as requested.

The growth of our patient receivables…, page 15

12.  We note that your doubtful account allowance represented approximately 41.4% of your gross accounts receivable balance at December 31, 2009. Please clarify how much of your allowance represented an allowance for doubtful accounts and how much represented an allowance for contractual adjustments.

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Response

The amount we had reflected in this risk factor was materially comprised of non-contractual and other billing adjustments, and does not include bad debts.  We do not extend credit to our payers and as a result do not incur a material  amount of bad debt expense.  Most of our revenue is derived from insurance carriers and third party payers minimizing the uncertain collectability on an outstanding balance.  Any patient balance that would be subject to bad debt falls under insurance co-pays and patient deductibles which are collected prior to performing the surgical procedure.  All non-third party payers (e.g. cash or self pay) surgical procedures are negotiated prior to surgery, and payments are made prior to or on the day of surgery.  Accordingly, as there is no significant level of doubtful accounts, we have removed the risk factor.

We have also modified our disclosure throughout to clarify the nature of our “net” revenues and the required adjustments thereto.

Management’s Discussion and Analysis, page 17

13.  The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting. Include a discussion of the increase in patient receivables and any deterioration in collectability.

Response

We have revised the overview to provide a more detailed executive overview.

Application of Critical Accounting Policies and Estimates, page 18

Allowance for Contractual Adjustments and Uncollectibles, page 19

14.  Please expand your discussion regarding the allowance for contractual adjustments and uncollectibles to include the following:

•
For each period presented quantify and disclose the amount of changes in estimates of prior period contractual allowances and discounts recorded during the current period and explain the reasons for material changes recorded.

•
 Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from third-party payors as of the latest balance sheet could have on financial position and operations.

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•
Disclose in a comparative tabular format the aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (e.g., unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor class. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for doubtful accounts.

Response

As noted previously, we do not extend credit to our payers and as a result do not incur a material amount of bad debt expense.  Most of our revenue is derived from insurance carriers and third party payers minimizing the uncertain collectability on an outstanding balance.  Any patient balance that would be subject to bad debt falls under insurance co-pays and patient deductibles which are collected prior to performing the surgical procedure.  All non-third party payers (e.g. cash or self pay) surgical procedures are negotiated prior to surgery, and payments are made prior to or on the day of surgery.

We have also modified our disclosure throughout to clarify the nature of our “net” revenues and the required adjustments thereto.

We have also revised the MD&A to include the following statement:

During all periods reported herein, the Company does not expect a material change in the estimate of prior period allowances for contractual and other adjustments. Further, we do not foresee any changes in our estimate of unsettled amount from third party payors as of the latest balance sheet date that could have a material impact on our financial position, results of operations or cash flows.

Results of Operations, page 19

15.  We note that your revenues during 2010 increased when compared to 2009 as a result of increases in hospital cases, which was offset by a decrease in surgical cases. Please tell us and discuss to the extent meaningful to an investor’s understand of your business the difference in margins generated by hospital cases compared to surgical cases, and describe how the trends in the types of cases impacted your results of operations for each comparison provided.

Response

We have expanded our discussion to provide for further clarity.

16. We note on page 23 that the billing per case was less in 2009 compared to 2008. Please discuss in quantitative terms the impact changes in price had on your revenues compared to changes in volume and the underlying reasons for the changes.

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Response

We have revised our disclosure to address your comment.

17. Please disclose whether your results of operations will include the management fees in the future.

Response

We have revised the Results of Operations to discuss that the management agreements are still in effect and that we will be making payments to First Surgical Partners LLC according to the terms set forth in the agreements.

18.  Please provide a more detailed discussion of the reason(s) for the changes in the various financial statement line items. For instance, we note the 34.7% increase in hospital cases during the three months ended September 30, 2010, as compared to 2009. Please revise to discuss the reasons behind this increase. See Item 303(a)(3) of Regulation S-K.

Response

We have revised our disclosure to address your comment.

19.  We note references to management agreements with First Surgical Partners LLC. Please disclose whether these agreements are still in place. If so, please file as exhibits and discuss the material terms.

Response

We have revised the Results of Operations to discuss that the management agreements are still in effect and that we will be making payments to First Surgical Partners LLC according to the terms set forth in the agreements.

20.  We note that you have over $11 million in long term debt. Please discuss in the liquidity section. Disclose the material terms of any material agreements and file any material agreements as exhibits.

Response

We have amended our disclosure to discuss the Company’s long-term debt in the liquidity section and have filed any material agreements as exhibits.

Contractual Obligations, page 24

21.  We note that payments for “lines of credit” include interest payments at the applicable rates as of December 31, 2009. Please clarify whether payments for “long-term debt and capital leases” include interest payments. To the extent they do not, please revise to include estimates for interest payments or tell us why such a revision is not meaningful.

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See Item 303(A)(5) of Regulation S-K.

Response

We have amended the disclosure to include estimates for interest payments on long-term debt and capital leases.

22.  Please present separately the contractual obligations related to capital leases and long-term debt. Refer to Item 303(a)(5) of Regulation S-K.

Response

We have amended the disclosure to separately show contractual obligations related to capital leases and long-term debt.

Management, page 25

23.  Please revise each director’s background to discuss the “specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director” for the company. See Item 401(e) of Regulation S-K.

Response

We have revised to provide a discussion of the specific experience, qualifications and attributes or skills that led to the conclusion that each of the directors should serve our company.

24.  Please revise the background information for each director and executive officer, as appropriate, to provide employment titles and beginning and end dates for each employment discussed and/or directorship. For instance, please clarify how long Dr. Varnon was President and Chief Executive Officer of Jeval Medical Laboratories and what titles Tony Rotondo held, and for how long, while in senior management with HealthSouth, Physicians Surgical Care, and National Surgery Centers. See Items 401(a), (b) and (e) of Regulation S-K.

Response

We have revised the background information to provide specific titles and dates for each executive officer and director.

25.  We note Don Knight is VP of Finance and has been included in the Summary Compensation Table. Please provide the business experience for Mr. Knight as required by Item 401(e) of Regulation S-K.

Response

We have revised to include Don Knight in the Management section.

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26.  Please revise to provide the information required by Item 407(a) of Regulation S-K. In this regard, we note there is no discussion of director independence.

Response

We have revised the filing to include a discussion of director independence as well as board committees.

Executive Compensation, page 26

27.  Please provide the disclosure required by Item 402(o) of Regulation S-K. Include in your discussion the material terms of the management agreements between First Surgical Partners, L.L.C. and both First Street Hospital, L.P. and First Surgical Woodlands, L.P. In addition, to the extent the compensation arrangements have or will change as a result of the reverse merger with a public company, clearly discuss the material changes. Lastly, clarify whether you have entered into any employment agreements, written or otherwise, with your named executive officers.

Response

We have revised to include material terms of the management agreements in the executive compensation section.  Further, we have confirmed that the management agreements have remained in operation since the closing of the acquisition of the subsidiaries by Arkson.  Further, we have stated that there are no employment agreements between the company and an executive officer.

28.  We note the disclosure in the Certain Relationships and Related Transactions section regarding the management agreements. Please explain how you determined the amount that was included in the all other compensation column for Messrs. Varon and Rotondo.

Response

We have revised footnote 1 to state that the amount stated in the “All Other Compensation” column for Dr. Varon and Mr. Rotondo represents half of the payments made to First Surgical Partners LLC as Dr. Varon and Mr. Rotondo own half each of such entity.

Certain Relationships and Related Transactions, page 26

29. The financial statements reflect $604,000 due from affiliates. Please provide disclosure in this section of these transactions.

Response

We have revised the Certain Relationships and Related Transactions section to discuss the $604,000 due from an affiliate.

30.  Please file the $700,000 line of credit as an exhibit. In addition, please identify the shareholder who provided the loan and the shareholder from whom you lease a building.

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Please disclose the lease payments made during the time periods required by Item 404 of Regulation S-K.

Response

We have revised the Form 8-K to include the line of credit as Exhibit 4.8.

Security Ownership of Certain Beneficial Owners and Management, page 27

31.  We note the voting agreement filed as exhibit 10.5. Please disclose the material terms and disclose the impact this has upon the beneficial ownership table.

Response

We have revised this section to discuss the material terms of the voting agreement and discussed the voting agreement within the beneficial ownership table.

Market for Common Equity and Related Stockholder Matters, page 28

32.  We note your disclosure that there has been no active trading and, therefore, no high and low bid prices in the company’s common stock. We further note that the company discloses the quarterly high and low share prices in its Form 10-K for the fiscal year ended June 30, 2010 and the change in company operations due to the reverse merger since that time. See Item 201 of Regulation S-K. Please reconcile or advise.

Response

We have revised the Form 8-K to include the appropriate disclosure relating to the Company’s common stock.

Exhibits

33.  We note that exhibits 4.1 through 10.1, 10.7, and 10.9 through 10.11 are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please revise. Lastly, please file the executed exhibits 10.3, 10.4 and 10.5, rather than the form of the agreement.

Response

We have revised to include all exhibits in the required searchable format.  Please note that filing the executed exhibits 10.3, 10.4 and 10.5 as opposed to the forms would impose an unnecessary financial burden on the Company as we would be required to file approximately 90 agreements.  Further, as the agreements are essentially identical with respect to the materials terms, the reader will not gain any material advantage from reading the “form” copy filed as opposed to the executed copy.

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34.  We note that you have not filed all exhibits required by Item 601 of Regulation S-K. For instance, the company did not include as its exhibits hereto, a copy of the company’s articles of incorporation or bylaws, and any amendments thereto, and the subsidiaries of the registrant.

Response

We have amended the Super 8-K to provide a copy of the Company’s articles of incorporation, bylaws and amendments.  Please note that Item 601 only requires the inclusion of the registrant’s articles, bylaws and amendments.  Item 601 does not require that such documents be filed for a registrants subsidiaries.

35.  We note that exhibits 10.1 and 10.8 are missing schedules, exhibits or attachments.  Please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation SK.

Response

We have included the missing schedules, exhibits or attachments with exhibit 10.1 and 10.8.

Financial Statements of First Surgical Texas, Inc. as of and for the Two Years Ended December 31, 2009 and 2008, Exhibit 99.1

Consolidated Balance Sheets, page 2

36.  Please tell us how have applied SAB Topic 4:B, which requires you to reclassify your retained earnings to additional paid-in capital as of the date you converted to a C corporation.

Response

With respect to our review of the application of SAB Topic 4B, we believe that the reclassification of retained earnings of the prior entities to additional paid in capital should occur as of the date of the execution of such change. Please note that this change did not occur until December 1, 2010, which is after the most recent financial results presented in this 8-K (September 30, 2010). We believe that this treatment is different that the reporting requirement for reverse acquisitions, which requires retroactive presentation of the newly consolidated entity to the earliest period presented.  We will ensure such reclassification is reflected in the Company’s Form 10-K for the year ended December 31, 2010.

Consolidated Statements of Operations, page 3

37.  It appears the operations of the company were formerly exempted from taxes. Therefore, please provide pro forma tax and earnings per share data on the face of historical statements for at least the latest fiscal year and interim period.

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Response

First Street Surgical Center LP, First Surgical Woodlands, and First Street Hospital LP are all Texas Limited Partnership.  Each entity was responsible for its own tax filing and compliance.  For 2009 and prior each entity filed a U.S. Return of Partnership Income (Form 1065) which allocated each partners’ share of income/loss on an individual basis (Schedule K-1) which made the partner solely responsible for paying federal income taxes on each individual income tax return.  For 2010, each partnership listed above will report their income on the same Form 1065 up through November 30, 2010.  The remaining month of the calendar year end partnerships will report that income under a U.S. Return for Corporate Income (Form 1120) for First Surgical Partners Inc. (f/k/a Arkson Nutraceuticals, Inc.).

We have attempted to identify the authoritative literature that sets for the requirement to present pro-forma tax and earnings per share data on the face of the historical statements and have been unable to do so and respectfully request you direct us to where we might find such.  We have disclosed, within Management’s Discussion and Analysis what we believe our effective tax rate to be in 2011.

38.  Please tell us and disclose the amount of bad debt expense for each period presented. In addition, tell us where you classified bad debt expense within your statements of operations.

Response

As noted previously, we do not extend credit to our payers and as a result do not incur a material amount of bad debt expense, or at such a level that would require separate disclosure.  Most of our revenue is derived from insurance carriers and third party payers minimizing the uncertain collectability on an outstanding balance.  Any patient balance that would be subject to bad debt falls under insurance co-pays and patient deductibles which are collected prior to performing the surgical procedure.  All non-third party payers (e.g. cash or self pay) surgical procedures are negotiated prior to surgery, and payments are made prior to or on the day of surgery.

We have also modified our disclosure throughout to clarify the nature of our “net” revenues and the required adjustments thereto.

Note 1. Organization and Description of Business, page 6

39.  We note that First Surgical Texas, Inc. exchanged shares with Piper Acquisition III, Inc. Please disclose when and how First Street Surgical Center, L.P., First Surgical Woodlands, L.P., and First Street Hospital, L.P. became organized into First Surgical Texas, Inc. In addition, provide us with the agreements related to your organization into First Surgical Texas, Inc. Last, tell us whether any entities or individuals possess an ownership interest in the ASCs or hospital other than First Surgical Texas, Inc.

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Response

We have revised Note 1 to more clearly depict the acquisition by Piper Acquisition III, Inc. of the three limited partnerships containing the Company’s operations.  No other entities or individuals possess an ownership interest in the ASCs or hospital other than First Surgical Texas, Inc.

40.  Please disclose as a subsequent event the terms of the merger with Arkson Nutraceuticals Corp.

Response

We have disclosed as a subsequent event the terms of the merger with Arkson Nutraceuticals Corp.

41.  We note your statement that the financial statements of the legal acquirer are not significant, and therefore you have not submitted pro forma financial information. It appears to us that the reverse merger would have impacted the equity of First Surgical Texas, Inc. Please explain to us in quantitative and qualitative terms how you determined that pro forma financial statements would not be meaningful in understanding the recapitalization’s effect on the equity and earnings per share of First Surgical Texas, Inc., or provide pro forma financial information giving effect to the recapitalization between Arkson Nutraceuticals Corp. and First Surgical Texas, Inc.

Response

We have revised Note 1 to more clearly depict the acquisition by Piper Acquisition III, Inc. of the three limited partnerships containing the Company’s operations.  It is the historical financials of Piper Acquisition III which are not significant (as of December 31, 2009, Piper Acquisition III’s balance sheet consisted of $50,658 of cash, $2,300 of accrued expenses and $48,358 of shareholders’ equity).

Note 2. Summary of Significant Accounting Policies, page 6

42.  We note in your description of business that you operate two ASCs and a general acute hospital. We further noted on page 21 that hospital cases increased 17.9% while surgical cases decreased 4% when comparing the nine months ended September 30, 2010 to the comparable period of 2009. Please provide us with your analysis of FASB ASC 280 in determining whether your ASCs and hospital represented two separate reportable units.

Response

The Company treats the consolidated entity as one reporting unit for segment reporting purposes. The basis for this determination is based on the specific operating characteristics in accordance with FASB ASC 280-10-50-11, namely the similar nature of operations of the Company’s subsidiaries, the similarity in services provided and types of clientele, and the existence of one regulatory environment governing our operations.

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Revenue recognition, page 7

43.  We note you present gross patient service revenue, which is reduced by an allowance for contractual adjustments and uncollectibles in arriving at net patient service revenue. Please explain to us why you believe presentation of gross revenue is relevant to an investor’s understanding of your financial statements, and tell us how you considered Item 10(e) of Regulation S-K in presenting disclosures related to non-GAAP measures. It appears to us your measure of gross revenue represents amounts billed that do not meet the criteria within SAB Topic 13:A.1 to be recognized as revenue.

Response

After further review, we agree with your conclusion that the Company’s revenues should only be presented as “net” with no reference to “gross” revenue before adjustment.  We have modified our disclosure accordingly.

Form 10-K, filed August 26, 2010

44.  Please confirm that in future filings you will include the signature of the company’s principal accounting officer or controller. See Form 10-K, General Instructions D(2)(a).

Response

In future filings, Don Knight, VP of Finance, will sign all filings as the Principal Accounting Officer.

The Company hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments. Thank you.

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Very truly yours,

/s/Anthony Rotondo

Anthony Rotondo, CEO

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 31, 2010

FIRST SURGICAL PARTNERS INC.
(Exact name of registrant as specified in its charter)

ARKSON NUTRACEUTICALS CORP.
(Former Name of Registrant)

Delaware	000-52458	51-0383940
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

411 First Street
Bellaire, Texas  77401
(Address of principal executive offices) (zip code)

713-665-1111
(Registrant's telephone number, including area code)

Copies to:
Stephen M. Fleming, Esq.
Law Offices of Stephen M. Fleming PLLC
49 Front Street, Suite 206
Rockville Centre, New York 11570
Phone: (516) 833-5034
Fax: (516) 977-1209

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 8-K and other reports filed by First Surgical Partners Inc. (f/k/a Arkson Nutraceuticals, Inc.), a Delaware corporation (“First Surgical” “Arkson”) or the “Company”), from time to time with the Securities and Exchange Commission (collectively the "Filings") contain or may contain forward looking statements and information that are based upon beliefs of, and information currently available to, the Company's management as well as estimates and assumptions made by the Company's management. When used in the filings the words "anticipate", "believe", "estimate", "expect", "future", "intend", "plan" or the negative of these terms and similar expressions as they relate to the Company’s or Company’s management identify forward looking statements.  Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions and other factors (including the risks contained in the section of this report entitled "Risk Factors") relating to the Company’s industry, the Company’s operations and results of operations and any businesses that may be acquired by the Company. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Although the Company’s management believes that the expectations reflected in the forward looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. The following discussion should be read in conjunction with the Company's financial statements and the related notes filed with this Form 8-K.

In this Form 8-K, references to "we," "our," "us," the "Company," “First Surgical,” or "Arkson" refer First Surgical Partners Inc., a Delaware corporation.

Item 1.01 Entry into a Material Definitive Agreement.
Item 2.01  Completion of Acquisition or Disposition of Assets.

On November 4, 2010, we entered into a Contribution Agreement with the shareholders of First Surgical Texas, Inc. (f/k/a Piper Acquisition III, Inc.), a Nevada corporation (“First Surgical Texas”), each of which are accredited investors (“First Surgical Texas Shareholders”) pursuant to which the First Surgical Texas Shareholders agreed to contribute 100% of the outstanding securities of First Surgical Texas in exchange for 39,964,346 shares of our common stock (the “First Surgical Texas Contribution”).   On November 24, 2010, we entered an agreement with First Surgical Texas to extend the closing date to December 31, 2010 in consideration of a payment of $7,500.  The First Surgical Texas Contribution closed on December 31, 2010.  First Surgical Texas was incorporated in the State of Nevada on August 26, 2008.  Considering that, following the contribution, the First Surgical Texas Shareholders control the majority of our outstanding common stock and we effectively succeeded our otherwise minimal operations to those that are theirs, First Surgical Texas is considered the accounting acquirer in this reverse-merger transaction.  A reverse-merger transaction is considered, and accounted for as, a capital transaction in substance; it is equivalent to the issuance of First Surgical Texas securities for our net monetary assets, which are deminimus, accompanied by a recapitalization. Accordingly, we have not recognized any goodwill or other intangible assets in connection with this transaction.  First Surgical is the surviving and continuing entity and the historical financials following the reverse merger transaction will be those of First Surgical Texas.  We were a "shell company" (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) immediately prior to our acquisition of First Surgical Texas pursuant to the terms of the Contribution Agreement.  As a result of such acquisition, our operations our now focused on the ownership and operation of two ambulatory surgery centers (“ASC”) and a general acute care hospital. Consequently, we believe that acquisition has caused us to cease to be a shell company as we no longer have nominal operations.

On December 31, 2010, the Company entered into an Agreement and Release with David Roff, a shareholder of the Company, pursuant to which Mr. Roff returned 36,111 shares of common stock of the Company to the Company for cancellation and has provided a full release of the Company in consideration of $300,000 less the repayment of any shareholder loans or accounts payable.

Prior to the closing of the First Surgical Texas contribution, First Surgical Texas acquired First Street Surgical Center, L.P. (“FSSC”), First Surgical Woodlands, L.P. (“FSW”), and First Street Hospital, L.P. (“FSH”) (collectively, the “Subsidiaries”) from the former partners.  FSSC, FSW and FSH are each limited partnerships formed in the State of Texas on December 6, 2002, April 1, 2005, and March 17, 2006, respectively.

Effective February 18, 2011, the  Company changed its name to “First Surgical Partners Inc.”  In addition, effective February 22, 2011, the Company’s quotation symbol on the Over-the-Counter Bulletin Board was changed from AKSN to FSPI.  The new CUSIP number is 337139109.

Overview

First Surgical Texas operates two ambulatory surgery centers (“ASC”) and a general acute care hospital in the Houston area.  First Surgical Texas partners with top surgeons in the local medical community to perform non life-threatening surgeries at these locations.  The procedures performed include bariatric, reconstructive and cosmetic plastics, orthopedics, pain management, neurosurgery and podiatry, all of which are often completed on an outpatient or short stay basis.  Each of the First Surgical Texas facilities resides within its own limited partnership, which is wholly owned by First Surgical Texas.  Since inception, our surgeons have performed nearly 33,000 procedures.  FSSC, FSW and FSH commenced operations in the State of Texas in 2003, 2005 and 2006, respectively.

First Surgical Texas’s primary goal is to become the leading provider of outpatient and short-stay surgeries in the Houston metropolitan area.  First Surgical Texas provides a comprehensive list of outpatient and short-stay surgical procedures performed by our surgeons at each site.  First Surgical Texas believes it offers a premier level of patient care as well as a highly desirable outpatient facility for surgeons to perform procedures.  First Surgical Texas competes for new surgeons through word-of-mouth marketing and its strong reputation within the healthcare community for a commitment to excellence, experienced management teams and its streamlined business model.  We believe top surgeons choose to operate in this environment because it allows them to exercise a higher degree control over their cases, staff, facilities and schedule.  A surgeon, operating in our facilities, has control over and is able to select its staff, the appropriate operating forum, and freely schedule such surgeries.  The flexibility in staffing, operating forum and schedule is not provided in a a typical large non-specialized hospital environment.  Further, the surgeons also have input on equipment to be purchased, staffing to be implemented and new specialties to be offered.  Our physicians assist in the efficiency by giving constant feedback to administration, and more importantly, participating in the operations of each facility.  Accordingly, we believe the ASC business model also allows these surgeon partners to operate more efficiently compared to a typical large non-specialized hospital environment, enabling the surgeon partners are able to perform more surgeries per day, thereby optimizing time and profit.

Our goal is to continue to grow our revenues by attracting top quality surgeons, expanding our presence in the state of Texas, expand into additional markets selectively and enhance operating efficiencies.

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Industry Background

We believe many physicians prefer surgery centers and general acute care hospitals. We believe that this is due to the non-emergency nature of the procedures performed at our surgery centers and surgical hospitals, which allows physicians to schedule their time more efficiently and therefore increase the number of surgeries they can perform in a given amount of time. In addition, outpatient facilities usually provide physicians with greater scheduling flexibility, more consistent nurse staffing and faster turnaround time between cases. While surgery centers and surgical hospitals generally perform scheduled surgeries, acute care hospitals and national health service facilities generally provide a broad range of services, including high priority and emergency procedures. Medical emergencies often demand the unplanned use of operating rooms and result in the postponement or delay of scheduled surgeries, disrupting physicians’ practices and inconveniencing patients. Surgery centers and surgical hospitals in the United States are designed to improve physician work environments and improve physician efficiency. In addition, many physicians choose to perform surgery in facilities like ours because their patients prefer the comfort of a less institutional atmosphere and the convenience of simplified admissions and discharge procedures.

New surgical techniques and technology, as well as advances in anesthesia, have significantly expanded the types of surgical procedures that are being performed in surgery centers and have helped drive the growth in outpatient surgery.  Lasers, arthroscopy, enhanced endoscopic techniques and fiber optics have reduced the trauma and recovery time associated with many surgical procedures. Improved anesthesia has shortened recovery time by minimizing post-operative side effects such as nausea and drowsiness, thereby avoiding the need for overnight hospitalization in many cases.

In addition to these technological and other clinical advancements, a changing payor environment has contributed to the rapid growth in outpatient surgery in recent years. Government programs, private insurance companies, managed care organizations and self-insured employers have implemented cost containment measures to limit increases in healthcare expenditures, including procedure reimbursement. We believe these cost containment measures have contributed to the significant shift in the delivery of healthcare services away from traditional inpatient hospitals to more cost-effective alternate sites, including surgery centers. We believe that surgery performed at a surgery center is generally less expensive than hospital-based outpatient surgery because of lower facility development costs, more efficient staffing and space utilization and a specialized operating environment focused on quality of care and cost containment.

Our two ambulatory surgery centers and the general acute care hospital is licensed as a general hospital by the Texas Department of State Health Services Regulatory Licensing Unit. Further, our ambulatory surgery centers are licensed to provide prescriptions and medications, use radiation equipment and provide outpatient surgery services in the State of Texas by the Department of Health Ambulatory Surgical Centers, Board of Pharmacy, Department of Public Safety and Department of Health-Bureau of Radiation Control.  In addition, all of our facilities are CMS certified, allowing them to be reimbursed by the Medicare.

Our Business Strategy

Our goal is to steadily increase our revenues and cash flows. The key elements of our business strategy are to:

•	attract and retain top quality surgeons and other physicians;

•	expand our presence in the State of Texas initially;

•	expand selectively in new markets; and

•	enhance operating efficiencies.

Attract and retain top quality surgeons and other physicians

Prior to the acquisition of our subsidiaries, each of the limited partners had acquired their limited partnership interest for cash at such time they commenced using our facilities. Upon acquiring such facilities, the limited partners contributed their interest to First Surgical Texas and, in turn, the shareholders of First Surgical Texas, contributed their shares to the Company in exchange for shares of common stock of the Company. 100% of our revenue for the year ended December 31, 2009, was generated by surgeons that were formally limited partners in our subsidiaries. The Board of Directors is presently contemplating adopting a surgeon purchase plan, whereby surgeons contemplating using our facilities would be able to acquire shares of common stock for cash from the Company at a discount to the market determined by the Board of Directors. The shares acquired by such surgeons would be issued under Section 4(2) and/or Regulation D under the Securities Act of 1933, as amended. As of the date hereof, the surgeon purchase plan has not been adopted. Management, through its extensive contacts in the Houston, Texas medical community, will identify and negotiate with such surgeons that are identified for participation in the surgeon purchase plan. The Board of Directors will then determine whether to proceed with the sale of the securities to the surgeon and the price of the sale. We believe our structure whereby surgeons purchase securities in our company qualify for the safe harbor provisions of the “anti-kickback” statute, as more fully discussed below, as surgeons that perform procedures at our facilities are not being compensated for such surgery and the facility is a surgeon owned facility.

Since physicians are critical to the direction of healthcare, we have developed our operating model through the purchase of equity to encourage physicians to affiliate with us and to use our facilities as an extension of their practices. We believe we attract physicians because we design our facilities, structure our strategic relationships and adopt staffing, scheduling and clinical systems and protocols to increase physician productivity and promote their professional and financial success. We believe this focus on physicians, combined with providing high quality healthcare in a friendly and convenient environment for patients, will continue to increase case volumes at our facilities.

Expand our presence in the State of Texas

Our primary strategy is to grow selectively in the State of Texas. We believe that selective acquisitions and development of new facilities in existing markets allow us to leverage our existing knowledge of these markets and to improve operating efficiencies. In particular, our experience has been that newly developed facilities in markets where we already have a presence and a not-for-profit hospital partner are the best use of our invested capital.

Expand selectively in new markets

We may continue to enter targeted markets by acquiring and developing surgical facilities. Although there is no guarantee, we intend to target the acquisition or development of multi-specialty centers that perform high volume, non-emergency, lower risk procedures requiring lower capital and operating costs than hospitals. In addition, we will also consider the acquisition of multi-facility companies.

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In determining whether to enter a new market, we will examine numerous criteria, including:

•	the potential to achieve strong increases in revenues and cash flows;

•	whether the physicians, healthcare systems and payors in the market are receptive to surgery centers and/or surgical hospitals;

•	the demographics of the market;

•	the number of surgical facilities in the market;

•	the number and nature of outpatient surgical procedures performed in the market;

•	the case mix of the facilities to be acquired or developed;

•	whether the facility is or will be well-positioned to negotiate agreements with insurers and other payors; and

•	licensing and other regulatory considerations.

Upon identifying a target facility, we will conduct financial, legal and compliance, operational, technology and systems reviews of the facility and conduct interviews with the facility’s management, affiliated physicians and staff. Once we acquire or develop a facility, we focus on upgrading systems and protocols, including implementing our proprietary methodology of defined processes and information systems, to increase case volume and improve operating efficiencies.

Enhance operating efficiencies

Once we acquire a new facility, we will integrate it into our existing network by implementing a specific action plan to support the local management team and incorporate the new facility into our group purchasing contracts.

Bariatric Program Sponsorship Agreement

The Company entered into a Bariatric Program Sponsorship Agreement on March 22, 2006, but effective May 1, 2006, with Vital Weight Control, Inc., d/b/a NeWeigh (‘Vital’).  Per the agreement, the Company is sponsoring, in part, a gastroplasty program involving surgical intervention for morbid obesity.  Under the sponsorship, the Company makes available its facility for surgeries on prospective patients that are participants in the bariatric program as well as for surgeries on other prospective patients that meet criteria for eligibility for bariatric surgery.  Vital is responsible for managing the bariatric program including coordinating the use of our facilities, nutritionists, other medical professionals, insurance professionals and other clinicians.  Vital is also responsible for marketing, advertising and promoting the bariatric program.  It is the Company’s responsibility to provide hospital services and make all required payments under the agreement.

In addition to the above, at all times during the term of the agreement the Company shall either furnish, at its expense, or reimburse Vital amounts Vital expends for operation of the program, including office space, facilities, equipment, utilities, furniture, fixtures, office supplies, postage, courier services, and other outside services as may be reasonably required to operate the program.  The original term of the agreement commenced on May 1, 2006, for a period of 36 months.  As compensation for the services rendered by Vital, the Company was obligated to pay a program sponsorship fee of $200,000 per month.

On February 13, 2008, the Company amended the existing contract with Vital to operate a second facility in The Woodlands.  The amendment further extended the term of the contract for a period of one year, thus the new termination date of the agreement became May 1, 2010.  The payment of $200,000 per month continued on the existing facility as well as an additional $200,000 per month for the new facility.

On December 10, 2009, the Company extended and renewed the agreement for an additional two years.  Program payments for both facilities are now set to expire April 30, 2012.

  Case Mix

The following table sets forth the percentage of the internally reported case volume of our facilities from each of the following specialties:

Specialty	Percentage
Bariatric and General Surgery	14.73%
Reconstructive and Cosmetic Plastics	21.88%
Orthopedics	29.83%
Pain management	10.34%
Neurosurgery	12.17%
Podiatry	5.12%
Gynecology and Urology	3.95%
ENT	1.98%

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Payor Mix

The following table sets forth the percentage of the internally reported case volume for the year ended December 31, 2009 from each of the following payors:

Payor	Percentage
Medicare	4.14%
Worker’s Compensation	3.80%
Commercial Carriers	83.85%
Other (self pays, hardships, etc)	8.21%

Competition

First Surgical Texas has three primary competitors in the greater Houston area:

•	North Cypress Medical Center;
•	United Surgical Partners International; and
•	Foundation Surgery Affiliates.

In all of our markets, our facilities compete with other providers, including major acute care hospitals and other surgery centers. Hospitals have various competitive advantages over us, including their established managed care contracts, community position, physician loyalty and geographical convenience for physicians’ inpatient and outpatient practices.

We compete with other providers in each of our markets for patients, physicians and for contracts with insurers or managed care payors. Competition for managed care contracts with other providers is focused on the pricing, number of facilities in the market and affiliation with key physician groups in a particular market.

There are several companies, both public and private, that acquire and develop freestanding multi-specialty surgery centers and surgical hospitals. Some of these competitors have greater resources than we do. The principal competitive factors that affect our ability and the ability of our competitors to acquire surgery centers and surgical hospitals are price, experience, reputation and access to capital. Further, many physician groups develop surgery centers without a corporate partner, and this presents a competitive threat to the Company.

The healthcare industry, including the outpatient and short-stay surgical segment, is highly competitive and undergoes continual changes in the manner in which services are delivered and providers are selected. Competitive factors affecting our business include quality of care, cost, treatment outcomes, convenience of location, relationships with the payor, and ability to meet the needs of the patient.

Government Regulation

Medicare and Medicaid Participation in Short Stay Surgical Facilities

Medicare is a federally funded and administered health insurance program, primarily for individuals entitled to social security benefits who are 65 or older or who are disabled. Medicaid is a health insurance program jointly funded by state and federal governments that provides medical assistance to qualifying low income persons. Each state Medicaid program has the option to determine coverage for ambulatory surgery center services and to determine payment rates for those services. The State of Texas covers Medicaid short stay surgical facility services; however, it may not continue to cover short stay surgical facility services and states into which we expand our operations may not cover or continue to cover short stay surgical facility services.

Medicare payments for procedures performed at short stay surgical facilities are not based on costs or reasonable charges. Instead, Medicare prospectively determines fixed payment amounts for procedures performed at short stay surgical facilities. These amounts are adjusted for regional wage variations.  A portion of our revenues, representing less than 5% of our revenue, are attributable to payments received from the Medicare and Medicaid programs.

In order to participate in the Medicare program, our short stay surgical facilities must satisfy a set of regulations known as “conditions of participation.” Each facility can meet this requirement through accreditation with the Joint Commission on Accreditation of Healthcare Organizations or other CMS-approved accreditation organizations, or through direct surveys at the direction of CMS. All of our short stay surgical facilities are certified to participate in the Medicare program. We have established ongoing quality assurance activities to monitor and ensure our facilities’ compliance with these conditions of participation. Any failure by a facility to maintain compliance with these conditions of participation as determined by a survey could result in the loss of the facility’s provider agreement with CMS, which would prohibit reimbursement for services rendered to Medicare or Medicaid beneficiaries until such time as the facility is found to be back in compliance with the conditions of participation. This could have a material adverse affect on the individual facility’s billing and collections.

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The Department of Health and Human Services and the states in which we perform surgical procedures for Medicaid patients may revise the Medicare and Medicaid payments methods or rates in the future. Any such changes could have a negative impact on the reimbursements we receive for our surgical services from the Medicare program and the state Medicaid programs. We do not know at this time if any such changes will be made, when any changes will occur, and to what extent revisions to such payment methodologies will be implemented.

As with most government programs, the Medicare and Medicaid programs are subject to statutory and regulatory changes, possible retroactive and prospective rate adjustments, administrative rulings, freezes and funding reductions, all of which may adversely affect the level of payments to our short stay surgical facilities. In late 2005, Congress enacted legislation that limited reimbursement for certain ambulatory surgery center procedures, to the lower of the rate for ambulatory surgery centers or the rate for hospital outpatient departments. CMS implemented this legislative change effective January 1, 2007, resulting in decreased payment for approximately 280 procedures, primarily ophthalmology, dermatology and urology procedures. As part of a Congressional mandate to revise the Medicare payment system for procedures performed in ambulatory surgery centers, CMS, in November 2007, issued a revised payment methodology for services performed in ambulatory surgery centers. The revised system was implemented on January 1, 2008 and is phased in over a four-year period. The revised system expanded the number of procedures that are covered in ambulatory surgery centers and, among other things, set the payment rate at approximately 65% of the payment for procedures that are performed in a hospital outpatient department. Reductions or changes in Medicare or Medicaid funding could significantly affect our results of operations. We cannot predict at this time whether additional healthcare reform initiatives will be implemented or whether there will be other changes in the administration of government healthcare programs or the interpretation of government policies that would adversely affect our business.

Federal Anti-Kickback Law

State and federal laws regulate relationships among providers of healthcare services, including employment or service contracts and investment relationships. These restrictions include a federal criminal law, referred to herein as the anti-kickback statute, that prohibits offering, paying, soliciting or receiving any form of remuneration in return for:

•	referring patients for services or items payable under a federal healthcare program, including Medicare or Medicaid, or

•
purchasing, leasing or ordering, or arranging for or recommending purchasing, leasing or ordering, any good, facility, service or item for which payment may be made in whole or in part by a federal healthcare program.

A violation of the anti-kickback statute constitutes a felony. Potential sanctions include imprisonment of up to five years, criminal fines of up to $25,000, civil money penalties of up to $50,000 per act plus three times the remuneration offered or three times the amount claimed and exclusion from all federally funded healthcare programs. The applicability of these provisions to some forms of business transactions in the healthcare industry has not yet been subject to judicial or regulatory interpretation. Moreover, several federal courts have held that the anti-kickback statute can be violated if only one purpose (not necessarily the primary purpose) of the transaction is to induce or reward a referral of business, notwithstanding other legitimate purposes.

Pursuant to the anti-kickback statute, and in an effort to reduce potential fraud and abuse relating to federal healthcare programs, the federal government has announced a policy of a high level of scrutiny of joint ventures and other transactions among healthcare providers. The Office of the Inspector General of the Department of Health and Human Services closely scrutinizes healthcare joint ventures involving physicians and other referral sources.

The anti-kickback statute contains provisions that insulate certain transactions from liability. In addition, pursuant to the provisions of the anti-kickback statute, the Health and Human Services Office of the Inspector General has also published regulations that exempt additional practices from enforcement under the anti-kickback statute. These statutory exceptions and regulations, known as “safe harbors,” if fully complied with, assure participants in particular types of arrangements that the Office of the Inspector General will not treat their participation in that arrangement as a violation of the anti-kickback statute. The statutory exceptions and safe harbor regulations do not expand the scope of activities that the anti-kickback statute prohibits, nor do they provide that failure to satisfy the terms of a safe harbor constitutes a violation of the anti-kickback statute. The Office of the Inspector General has, however, indicated that failure to satisfy the terms of an exception or a safe harbor may subject an arrangement to increased scrutiny. Therefore, if a transaction or relationship does not fit within an exception or safe harbor, the facts and circumstances as well as intent of the parties related to a specific transaction or relationship must be examined to determine whether or not any illegal conduct has occurred.

Our subsidiaries that are providers of services under the Medicare and Medicaid programs, are subject to the anti-kickback statute.

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The Office of the Inspector General has promulgated regulations setting forth certain safe harbors under the anti-kickback statute, including a safe harbor applicable to surgery centers. The surgery center safe harbor generally protects ownership or investment interests in a center by physicians who are in a position to refer patients directly to the center and perform procedures at the center on referred patients, if certain conditions are met. More specifically, the surgery center safe harbor protects any payment that is a return on an ownership or investment interest to an investor if certain standards are met in one of four categories of ambulatory surgery centers (1) surgeon-owned surgery centers, (2) single-specialty surgery centers, (3) multi-specialty surgery centers, and (4) hospital/physician surgery centers.

While several federal court decisions have aggressively applied the restrictions of the anti-kickback statute, they provide little guidance regarding the application of the anti-kickback statute to our partnerships and limited liability companies. We believe that our operations do not violate the anti-kickback statute. However, a federal agency charged with enforcement of the anti-kickback statute might assert a contrary position. Further, new federal laws, or new interpretations of existing laws, might adversely affect relationships we have established with physicians or other healthcare providers or result in the imposition of penalties on us or some of our facilities. Even the assertion of a violation could have a material adverse effect upon us.

Federal Physician Self-Referral Law

Section 1877 of the Social Security Act, commonly known as the “Stark Law,” prohibits any physician from referring patients to any entity for the furnishing of certain “designated health services” otherwise payable by Medicare or Medicaid, if the physician or an immediate family member has a financial relationship such as an ownership interest or compensation arrangement with the entity that furnishes services to Medicare beneficiaries, unless an exception applies. Persons who violate the Stark Law are subject to potential civil money penalties of up to $15,000 for each bill or claim submitted in violation of the Stark Law and up to $100,000 for each “circumvention scheme” they are found to have entered into, and potential exclusion from the Medicare and Medicaid programs. In addition, the Stark Law requires the denial (or, refund, as the case may be) of any Medicare and Medicaid payments received for designated health services that result from a prohibited referral.

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The list of designated health services under the Stark Law does not include ambulatory surgery services as such. However, some of the designated health services are among the types of services furnished by our ambulatory surgery centers. The Department of Health and Human Services, acting through the Centers for Medicare and Medicaid Services, has promulgated regulations implementing the Stark Law. These regulations exclude health services provided by an ambulatory surgery center from the definition of “designated health services” if the services are included in the surgery center’s composite Medicare payment rate. Therefore, the Stark Law’s self-referral prohibition generally does not apply to health services provided by an ambulatory surgery center. However, if the ambulatory surgery center is separately billing Medicare for designated health services that are not covered under the ambulatory surgery center’s composite Medicare payment rate, or if either the ambulatory surgery center or an affiliated physician is performing (and billing Medicare) for procedures that involve designated health services that Medicare has not designated as an ambulatory surgery center service, the Stark Law’s self-referral prohibition would apply and such services could implicate the Stark Law. We believe that our operations do   not violate the Stark Law, as currently interpreted. However, it is possible that the Centers for Medicare and Medicaid Services will further address the exception relating to services provided by an ambulatory surgery center in the future. Therefore, we cannot assure you that future regulatory changes will not result in our ambulatory surgery centers becoming subject to the Stark Law’s self-referral prohibition.

False and Other Improper Claims

The federal government is authorized to impose criminal, civil and administrative penalties on any person or entity that files a false claim for payment from the Medicare or Medicaid programs. Claims filed with private insurers can also lead to criminal and civil penalties, including, but not limited to, penalties relating to violations of federal mail and wire fraud statutes. While the criminal statutes are generally reserved for instances of fraudulent intent, the government is applying its criminal, civil and administrative penalty statutes in an ever-expanding range of circumstances. For example, the government has taken the position that a pattern of claiming reimbursement for unnecessary services violates these statutes if the claimant merely should have known the services were unnecessary, even if the government cannot demonstrate actual knowledge. The government has also taken the position that claiming payment for low-quality services is a violation of these statutes if the claimant should have known that the care was substandard.

Over the past several years, the government has accused an increasing number of healthcare providers of violating the federal False Claims Act. The False Claims Act prohibits a person from knowingly presenting, or causing to be presented, a false or fraudulent claim to the U.S. government. The statute defines “knowingly” to include not only actual knowledge of a claim’s falsity, but also reckless disregard for or intentional ignorance of the truth or falsity of a claim. Because our facilities perform hundreds of similar procedures a year for which they are paid by Medicare, and there is a relatively long statute of limitations, a billing error or cost reporting error could result in significant penalties. Additionally, anti-Kickback or Stark Law claims can be “bootstrapped” to claims under the False Claims Act on the theory that, when a provider submits a claim to a federal health care program, the claim includes an implicit certification that the provider is in compliance with the Medicare Act, which would require compliance with other laws, including the anti-kickback statute and the Stark Law. As a result of this “bootstrap” theory, the U.S. government can collect additional civil penalties under the False Claims Act for claims that have been “tainted” by the anti-kickback or Stark Law violation.

Under the “qui tam,” or whistleblower, provisions of the False Claims Act, private parties may bring actions on behalf of the federal government. Such private parties, often referred to as relators, are entitled to share in any amounts recovered by the government through trial or settlement. Both direct enforcement activity by the government and whistleblower lawsuits have increased significantly in recent years and have increased the risk that a healthcare company, like us, will have to defend a false claims action, pay fines or be excluded from the Medicare and Medicaid programs as a result of an investigation resulting from a whistleblower case. Although we believe that our operations materially comply with both federal and state laws, they may nevertheless be the subject of a whistleblower lawsuit, or may otherwise be challenged or scrutinized by governmental authorities. A determination that we have violated these laws could have a material adverse effect on us.

Health Information Security and Privacy Practices

The regulations promulgated under the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) contain, among other measures, provisions that require many organizations, including us, to employ systems and procedures designed to protect the privacy and security of each patient’s individual healthcare information. Among the standards that the Department of Health and Human Services has adopted pursuant to HIPAA are standards for the following:

•	electronic transactions and code sets;

•	unique identifiers for providers, employers, health plans and individuals;

•	security and electronic signatures;

•	privacy; and

•	enforcement.

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In August 2000, the Department of Health and Human Services finalized the transaction standards, which we comply with. The transaction standards require us to use standard code sets established by the rule when transmitting health information in connection with some transactions, including health claims and health payment and remittance advices.

The Department of Health and Human Services has also published a rule establishing standards for the privacy of individually identifiable health information, which we comply with. These privacy standards apply to all health plans, all healthcare clearinghouses and many healthcare providers, including healthcare providers that transmit health information in an electronic form in connection with certain standard transactions. We are a covered entity under the final rule. The privacy standards protect individually identifiable health information held or disclosed by a covered entity in any form, whether communicated electronically, on paper or orally. These standards not only require our compliance with rules governing the use and disclosure of protected health information, but they also require us to impose those rules, by contract, on any business associate to whom such information is disclosed. A violation of the privacy standards could result in civil money penalties of $100 per incident, up to a maximum of $25,000 per person per year per standard. The final rule also provides for criminal penalties of up to $50,000 and one year in prison for knowingly and improperly obtaining or disclosing protected health information, up to $100,000 and five years in prison for obtaining protected health information under false pretenses, and up to $250,000 and ten years in prison for obtaining or disclosing protected health information with the intent to sell, transfer or use such information for commercial advantage, personal gain or malicious harm.

Finally, the Department of Health and Human Services has also issued a rule establishing, in part, standards for the security of health information by health plans, healthcare clearinghouses and healthcare providers that maintain or transmit any health information in electronic form, regardless of format. We are an affected entity under the rule. These security standards require affected entities to establish and maintain reasonable and appropriate administrative, technical and physical safeguards to ensure integrity, confidentiality and the availability of the information. The security standards were designed to protect the health information against reasonably anticipated threats or hazards to the security or integrity of the information and to protect the information against unauthorized use or disclosure. Although the security standards do not reference or advocate a specific technology, and affected entities have the flexibility to choose their own technical solutions, the security standards required us to implement significant systems and protocols. We also comply with these regulations.

Signed into law on February 17, 2009, the American Recovery and Reinvestment Act of 2009 (“ARRA”) broadened the scope of the HIPAA privacy and security regulations. Among other things, the ARRA extends the application of certain provisions of the security and privacy regulations to business associates (entities that handle identifiable health information on behalf of covered entities) and subjects business associates to civil and criminal penalties for violation of the regulations. Violations of the HIPPA privacy and security regulations may result in civil and criminal penalties, and the ARRA has strengthened the enforcement provisions of HIPAA, which may result in increased enforcement activity. The ARRA increased the amount of civil penalties, with penalties now ranging up to $50,000 per violation for a maximum civil penalty of $1,500,000 in a calendar year for violations of the same requirement. In addition, the ARRA authorized state attorneys general to bring civil actions seeking either injunction or damages in response to violations of HIPAA privacy and security regulations that threaten the privacy of state residents.

In addition to HIPAA, many states have enacted their own security and privacy provisions concerning a patient’s health information. These state privacy provisions will control whenever they provide more stringent privacy protections than HIPAA. Therefore, a health care facility could be required to meet both federal and state privacy provisions if it is located in a state with strict privacy protections.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are not currently only aware of any legal proceedings or claims that we believe will not have, individually or in the aggregate, a material adverse affect on our business, financial condition or operating results.

Number of Employees

As of December 31, 2010, First Surgical Texas had 207 employees of which 132 were full-time employees. First Surgical Texas considers the relations with its employees to be good.

Properties

First Surgical Texas maintains a strategy of building desirable, high quality facilities with smaller sized footprints, in order to optimize operational efficiencies, ensure high profitability per square foot, and reduce the risk of underutilization.  The facilities typically have two to five operating rooms and ancillary areas for reception, preparation, recovery, and administration.

First Surgical Texas operates two ambulatory surgery centers (“ASC”) and a general acute care hospital in the Houston area.  First Street Surgical Center (“FSSC”) and First Surgical Woodlands (“FSW”) comprise the two ASC facilities.  First Street Hospital (“FSH”) is the general acute care location.

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FSSC is located in Bellaire, Texas.  FSSC is the flagship facility of First Surgical Texas with the first procedures being performed on February 14, 2003.  The FSSC facility contains approximately 12,000 square feet and consists of four operating rooms and 10 pre-op and recovery rooms.  On April 1, 2003, First Street Surgical Center, LP entered into a building lease with Dr. Jacob Varon, a former partner of FSSC, who is also a current shareholder and director of the Company .  The building lease is for an initial term of 10 years from commencement date followed by an option to extend the initial ten year term by two consecutive five year terms.  The lease agreement calls for minimum monthly lease payments of $23,000 per month, subject to escalation to reflect increases in the consumer price index.

FSH is also located in Bellaire, Texas, directly adjacent to FSSC.  FSH is First Surgical Texas’s inaugural general acute care hospital.  The FSH facility contains approximately 17,000 square feet and consists of two operating rooms, five beds and an emergency room.  The FSH facility is staffed by physicians at all times.    On September 17, 2006, First Street Hospital, LP entered into a building lease with Dr. Jacob Varon, a former partner of FSH, who is also a current shareholder and director of the Company.   The building lease is for an initial term of 10 years from commencement date followed by an option to extend the initial ten year term by two consecutive ten year terms. The lease agreement calls for minimum monthly lease payments of $39,400 per month, subject to escalation to reflect increases in the consumer price index.

FSW is located in Woodlands, Texas.  The FSW facility contains approximately 12,000 square feet and consists of five operating rooms and 10 pre-op and recovery rooms.  First Surgical Woodlands, LP entered into a building lease with a non related entity on September 1, 2005 and shall expire on the last day of the 84 th full calendar month following the commencement date.  Base rent is as follows:  $28,741 for months one through 24, $29,891 for months 25 through 60, and $30,783 for months 61 through 84.

Environmental Matters

Management is unaware of any environmental matters pending or threatened related to First Surgical Texas or its facilities.

RISK FACTORS

Our business, operations, and financial position are subject to various risks. These risks are described below.

Competition for staffing, shortages of qualified personnel, and union activity may increase our labor costs and reduce profitability.

Our operations are dependent on the efforts, abilities, and experience of our management and medical support personnel, such as physical therapists, nurses, and other healthcare professionals. We compete with other healthcare providers in recruiting and retaining qualified management and support personnel responsible for the daily operations of each of our hospitals. In some markets, the lack of availability of physical therapists, nurses, and other medical support personnel has become a significant operating issue to healthcare providers. This shortage may require us to continue to enhance wages and benefits to recruit and retain qualified personnel or to hire more expensive temporary personnel. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate.

If our labor costs increase, we may not be able to raise rates to offset these increased costs. Because a significant percentage of our revenues consist of fixed, prospective payments, our ability to pass along increased labor costs is limited. Union activity is another factor that contributes to increased labor costs. Various federal legislative proposals, including the proposed Employee Free Choice Act or “card check” bill, would likely result in increased union activity in general. We cannot, however, predict the form or effect of final legislation, if any, that might promote union activity. Our failure to recruit and retain qualified management, physical therapists, nurses, and other medical support personnel, or to control our labor costs, could have a material adverse effect on our business, financial position, results of operations, and cash flows.

If we fail to comply with the extensive laws and government regulations applicable to healthcare providers, we could suffer penalties or be required to make significant changes to our operations.

As a healthcare provider, we are required to comply with extensive and complex laws and regulations at the federal, state, and local government levels. These laws and regulations relate to, among other things:

•	licensure, certification, and accreditation,

•	coding and billing for services,

•	requirements of the 60% compliance threshold under the 2007 Medicare Act,

•	relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws,

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•	quality of medical care,

•	use and maintenance of medical supplies and equipment,

•	maintenance and security of medical records,

•	acquisition and dispensing of pharmaceuticals and controlled substances, and

•	disposal of medical and hazardous waste.

In the future, changes in these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our investment structure, hospitals, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

Although we have invested substantial time, effort, and expense in implementing internal controls and procedures designed to ensure regulatory compliance, if we fail to comply with applicable laws and regulations, we could be subjected to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our hospitals, and (3) exclusion or suspension of one or more of our hospitals from participation in the Medicare, Medicaid, and other federal and state healthcare programs. Substantial damages and other remedies assessed against us could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Future acquisitions may use significant resources, may be unsuccessful and could expose us to unforeseen liabilities.

As part of our growth strategy, we intend to pursue acquisitions of outpatient physical and occupational therapy clinics. Acquisitions may involve significant cash expenditures, potential debt incurrence and operational losses, dilutive issuances of equity securities and expenses that could have an adverse effect on our financial condition and results of operations. Acquisitions involve numerous risks, including:

•	the difficulty and expense of integrating acquired personnel into our business;

•	the diversion of management’s time from existing operations;

•	the potential loss of key employees of acquired companies;

•	the difficulty of assignment and/or procurement of managed care contractual arrangements; and

•	the assumption of the liabilities and exposure to unforeseen liabilities of acquired companies, including liabilities for failure to comply with healthcare regulations.

We may not be successful in obtaining financing for acquisitions at a reasonable cost, or such financing may contain restrictive covenants that limit our operating flexibility. We also may be unable to acquire outpatient physical and occupational therapy clinics or successfully operate such clinics following the acquisition.

We depend on payments from third party payors, including government healthcare programs. If these payments are reduced, our revenue will decrease.

We are dependent upon private and governmental third party sources of payment for the services provided to patients in our surgery centers and surgical hospital. The amount of payment a surgical facility receives for its services may be adversely affected by market and cost factors as well as other factors over which we have no control, including Medicare and Medicaid regulations and the cost containment and utilization decisions of third party payors.

If we are unable to acquire and develop additional surgical facilities on favorable terms, are not successful in integrating operations of acquired surgical facilities, or are unable to manage growth, we may be unable to execute our acquisition and development strategy, which could limit our future growth.

Our strategy is to increase our revenues and earnings by acquiring and developing additional surgical facilities, primarily in collaboration with our hospital partners. Our efforts to execute our acquisition and development strategy may be affected by our ability to identify suitable candidates and negotiate and close acquisition and development transactions. We are currently evaluating potential acquisitions and development projects and expect to continue to evaluate acquisitions and development projects in the foreseeable future. The surgical facilities we develop typically incur losses in their early months of operation (more so in the case of surgical hospitals) and, until their case loads grow, they generally experience lower total revenues and operating margins than established surgical facilities, and we expect this trend to continue. We may not be successful in acquiring surgical facilities, developing surgical facilities or achieving satisfactory operating results at acquired or newly developed facilities. Further, the companies or assets we acquire in the future may not ultimately produce returns that justify our related investment. If we are not able to execute our acquisition and development strategy, our ability to increase revenues and earnings through future growth would be impaired.

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If we are not successful in integrating newly acquired surgical facilities, we may not realize the potential benefits of such acquisitions. Likewise, if we are not able to integrate acquired facilities’ operations and personnel with ours in a timely and efficient manner, then the potential benefits of the transaction may not be realized. Further, any delays or unexpected costs incurred in connection with integration could have a material adverse effect on our operations and earnings. In particular, if we experience the loss of key personnel or if the effort devoted to the integration of acquired facilities diverts significant management or other resources from other operational activities, our operations could be impaired.

If we incur material liabilities as a result of acquiring surgical facilities, our operating results could be adversely affected.

Although we conduct extensive due diligence prior to the acquisition of surgical facilities and seek indemnification from prospective sellers covering unknown or contingent liabilities, we may acquire surgical facilities that have material liabilities for failure to comply with healthcare laws and regulations or other past activities. Although we maintain professional and general liability insurance, we do not currently maintain insurance specifically covering any unknown or contingent liabilities that may have occurred prior to the acquisition of surgical facilities. If we incur these liabilities and are not indemnified or insured for them, our operating results and financial condition could be adversely affected.

We depend on our relationships with the physicians who use our facilities. Our ability to provide medical services at our facilities would be impaired and our revenues reduced if we are not able to maintain these relationships.

Our business depends upon the efforts and success of the physicians who provide medical and surgical services at our facilities and the strength of our relationships with these physicians. Our revenues would be reduced if we lost our relationship with one or more key physicians or group of physicians or such physicians or groups reduce their use of our facilities. In addition, any failure of these physicians to maintain the quality of medical care provided or to otherwise adhere to professional guidelines at our surgical facilities or any damage to the reputation of a key physician or group of physicians could damage our reputation, subject us to liability and significantly reduce our revenues.

Our surgical facilities face competition for patients from other health care providers.

The health care business is highly competitive, and competition among hospitals and other health care providers for patients has intensified in recent years. Generally, other facilities in the local communities served by our facilities provide services similar to those offered by our surgery centers and surgical hospitals. In addition, the number of freestanding surgical hospitals and surgery centers in Texas has increased significantly. As a result, most of our surgery centers and surgical hospitals operate in a highly competitive environment. Some of the hospitals that compete with our facilities are owned by governmental agencies or not-for-profit corporations supported by endowments, charitable contributions and/or tax revenues and can finance capital expenditures and operations on a tax-exempt basis. Our surgery centers and surgical hospital are facing increasing competition from unaffiliated physician-owned surgery centers and surgical hospitals for market share in high margin services and for quality physicians and personnel. If our competitors are better able to attract patients, recruit physicians, expand services or obtain favorable managed care contracts at their facilities than our surgery centers and surgical hospitals, we may experience an overall decline in patient volume.

Current economic conditions may adversely affect our financial condition and results of operations.

The current economic conditions will likely have an impact on our business. We regularly monitor quantitative as well as qualitative measures to identify changes in our business in order to react accordingly. Although we have not seen any significant trends as it relates to our case volume through December 2010, there can be no assurance that we will not be negatively impacted. The most likely impact on us will be lower case volumes as elective procedures may be deferred or cancelled, which could have an adverse effect on our financial condition and results of operations.

Our revenues may be reduced by changes in payment methods or rates under the Medicare or Medicaid programs.

The Department of Health and Human Services and the states in which we perform surgical procedures for Medicaid patients may revise the Medicare and Medicaid payment methods or rates in the future. Any such changes could have a negative impact on the reimbursements we receive for our surgical services from the Medicare program and the state Medicaid programs. Notably, as part of a Congressional mandate to revise the Medicare payment system for procedures performed in ambulatory surgery centers, the Center for Medicare and Medicaid Services published proposed rules revising the payment system for ambulatory surgery centers in August 2006. The final rule expanded the number of procedures that are covered in ambulatory surgery centers and, among other things, set the payment rate at approximately 65% of the payment for the same procedure when performed in a hospital outpatient department. The final rule will be phased in over a four-year period which began in 2008.

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Efforts to regulate the construction, acquisition or expansion of healthcare facilities could prevent us from acquiring additional surgical facilities, renovating our existing facilities or expanding the breadth of services we offer.

In several states, you must obtain prior approval for the construction, acquisition or expansion of healthcare facilities or expansion of the services they offer. When considering whether to approve such projects, these states take into account the need for additional or expanded healthcare facilities or services. Although we have not previously been required to obtain a certificate in the State of Texas, we may not be able to obtain the certificates of need or other required approvals for additional or expanded facilities or services in the future. In addition, at the time we acquire a facility, we may agree to replace or expand the acquired facility. If we are unable to obtain the required approvals, we may not be able to acquire additional surgery centers or surgical hospitals, expand the healthcare services provided at these facilities or replace or expand acquired facilities.

Failure to comply with federal and state statutes and regulations relating to patient privacy and electronic data security could negatively impact our financial results.

There are currently numerous federal and state statutes and regulations that address patient privacy concerns and federal standards that address the maintenance of the security of electronically maintained or transmitted electronic health information and the format of transmission of such information in common health care financing information exchanges. These provisions are intended to enhance patient privacy and the effectiveness and efficiency of healthcare claims and payment transactions. In particular, the Administrative Simplification Provisions of the Health Insurance Portability and Accountability Act of 1996 required us to implement new systems and to adopt business procedures for transmitting health care information and for protecting the privacy and security of individually identifiable information.

We believe that we are in material compliance with existing state and federal regulations relating to patient privacy, security and with respect to the format for electronic health care transactions. However, if we fail to comply with the federal privacy, security and transactions and code sets regulations, we could incur significant civil and criminal penalties. Failure to comply with state laws related to privacy could, in some cases, also result in civil fines and criminal penalties.

If we fail to comply with applicable laws and regulations, we could suffer penalties or be required to make significant changes to our operations.

We are subject to many laws and regulations at the federal, state and local government levels in the jurisdictions in which we operate. These laws and regulations require that our healthcare facilities meet various licensing, certification and other requirements, including those relating to:

•	physician ownership;

•	the adequacy of medical care, equipment, personnel, operating policies and procedures;

•	building codes;

•	licensure, certification and accreditation;

•	billing for services;

•	handling of medication;

•	maintenance and protection of records; and

•	environmental protection.

We believe that we are in material compliance with applicable laws and regulations. However, if we fail or have failed to comply with applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate and our ability to participate in Medicare, Medicaid and other government sponsored healthcare programs. A number of initiatives have been proposed during the past several years to reform various aspects of the healthcare system. In the future, different interpretations or enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. Current or future legislative initiatives or government regulation may have a material adverse effect on our operations or reduce the demand for our services.

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In pursuing our growth strategy, we may expand our presence into new geographic markets. In entering a new geographic market, we will be required to comply with laws and regulations of jurisdictions that may differ from those applicable to our current operations. If we are unable to comply with these legal requirements in a cost-effective manner, we may be unable to enter new geographic markets.

If a federal or state agency asserts a different position or enacts new laws or regulations regarding illegal remuneration under the Medicare or Medicaid programs, we may be subject to civil and criminal penalties, experience a significant reduction in our revenues or be excluded from participation in the Medicare and Medicaid programs.

The federal anti-kickback statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referrals for items or services payable by Medicare, Medicaid, or any other federally funded healthcare program. Additionally, the anti-kickback statute prohibits any form of remuneration in return for purchasing, leasing or ordering, or arranging for or recommending the purchasing, leasing or ordering of items or services payable by Medicare, Medicaid or any other federally funded healthcare program. The anti-kickback statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. Moreover, several federal courts have held that the anti-kickback statute can be violated if only one purpose (not necessarily the primary purpose) of a transaction is to induce or reward a referral of business, notwithstanding other legitimate purposes. Violations of the anti-kickback statute may result in substantial civil or criminal penalties, including up to five years imprisonment and criminal fines of up to $25,000 and civil penalties of up to $50,000 for each violation, plus three times the remuneration involved or the amount claimed and exclusion from participation in all federally funded healthcare programs. An exclusion, if applied to our surgery centers or surgical hospitals, could result in significant reductions in our revenues, which could have a material adverse effect on our business.

Although we believe that our business arrangements do not violate the anti-kickback statute, a government agency or a private party may assert a contrary position. Additionally, new domestic federal or state laws may be enacted that would cause our relationships with the physician investors to become illegal or result in the imposition of penalties against us or our facilities. If any of our business arrangements with physician investors were deemed to violate the anti-kickback statute or similar laws, or if new domestic federal or state laws were enacted rendering these arrangements illegal, our business could be adversely affected.

Also, most of the states in which we operate have adopted anti-kickback laws, many of which apply more broadly to all third-party payors, not just to federal or state healthcare programs. Many of the state laws do not have regulatory safe harbors comparable to the federal provisions and have only rarely been interpreted by the courts or other governmental agencies. We believe that our business arrangements do not violate these state laws. Nonetheless, if our arrangements were found to violate any of these anti-kickback laws, we could be subject to significant civil and criminal penalties that could adversely affect our business.

If physician self-referral laws are interpreted differently or if other legislative restrictions are issued, we could incur significant sanctions and loss of reimbursement revenues.

The U.S. federal physician self-referral law, commonly referred to as the Stark law, prohibits a physician from making a referral for a “designated health service” to an entity to furnish an item or service payable under Medicare if the physician or a member of the physician’s immediate family has a financial relationship with the entity such as an ownership interest or compensation arrangement, unless an exception applies. The list of designated health services under the Stark law does not include ambulatory surgery services as such. However, some of the designated health services are among the types of services furnished by our facilities.

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The Department of Health and Human Services, acting through the Centers for Medicare and Medicaid Services, has promulgated regulations implementing the Stark law. These regulations exclude health services provided by an ambulatory surgery center from the definition of “designated health services” if the services are included in the facility’s composite Medicare payment rate. Therefore, the Stark law’s self-referral prohibition generally does not apply to health services provided by a surgery center. However, if the surgery center is separately billing Medicare for designated health services that are not covered under the surgery center’s composite Medicare payment rate, or if either the surgery center or an affiliated physician is performing (and billing Medicare) for procedures that involve designated health services that Medicare has not designated as an ambulatory surgery center service, the Stark law’s self-referral prohibition would apply and such services could implicate the Stark law. We believe that our operations do not violate the Stark Law, as currently interpreted.

Companies within the healthcare industry continue to be the subject of federal and state audits and investigations, which increases the risk that we may become subject to investigations in the future.

Both federal and state government agencies, as well as private payors, have heightened and coordinated audits and administrative, civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare organizations. These investigations relate to a wide variety of topics, including the following:

•	cost reporting and billing practices;

•	quality of care;

•	financial reporting;

•	financial relationships with referral sources; and

•	medical necessity of services provided.

In addition, the Office of the Inspector General of the Department of Health and Human Services and the Department of Justice have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Moreover, another trend impacting healthcare providers is the increased use of the federal False Claims Act, particularly by individuals who bring actions under that law. Such “qui tam” or “whistleblower” actions allow private individuals to bring actions on behalf of the government alleging that a healthcare provider has defrauded the federal government. If the government intervenes and prevails in the action, the defendant may be required to pay three times the actual damages sustained by the government, plus mandatory civil monetary penalties of between $5,500 and $11,000 for each false claim submitted to the government. As part of the resolution of a qui tam case, the party filing the initial complaint may share in a portion of any settlement or judgment. If the government does not intervene in the action, the qui tam plaintiff may pursue the action independently. Additionally, some states have adopted similar whistleblower and false claims provisions. Although companies in the healthcare industry have been, and may continue to be, subject to qui tam actions, we are unable to predict the impact of such actions on our business, financial position or results of operations.

If we become subject to significant legal actions, we could be subject to substantial uninsured liabilities.

In recent years, physicians, surgery centers, hospitals and other healthcare providers have become subject to an increasing number of legal actions alleging malpractice or related legal theories. Many of these actions involve large monetary claims and significant defense costs. We do not employ any of the physicians who conduct surgical procedures at our facilities and the governing documents of each of our facilities require physicians who conduct surgical procedures at our facilities to maintain stated amounts of insurance. Additionally, to protect us from the cost of these claims, we maintain (through a captive insurance company) professional malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that we believe to be appropriate for our operations. If we become subject to claims, however, our insurance coverage may not cover all claims against us or continue to be available at adequate levels of insurance. If one or more successful claims against us were not covered by or exceeded the coverage of our insurance, we could be adversely affected.

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If we are unable to effectively compete for physicians, strategic relationships, acquisitions and managed care contracts, our business could be adversely affected.

The healthcare business is highly competitive. We compete with other healthcare providers, primarily other surgery centers and hospitals, in recruiting physicians and contracting with managed care payors. There are major unaffiliated hospitals in each market in which we operate. These hospitals have established relationships with physicians and payors. In addition, other companies either are currently in the same or similar business of developing, acquiring and operating surgery centers and surgical hospitals or may decide to enter our business. Many of these companies have greater financial, research, marketing and staff resources than we do. We may also compete with some of these companies for entry into strategic relationships with not-for-profit healthcare systems and healthcare professionals. If we are unable to compete effectively with any of these entities, we may be unable to implement our business strategies successfully and our business could be adversely affected.

Because our senior management has been key to our growth and success, we may be adversely affected if we lose any member of our senior management.

We are highly dependent on our senior management, including Dr. Jacob Varon, who is our chairman, and Tony Rotondo, who is our chief executive officer. We presently do not have employment agreements with Dr. Varon or Mr. Rotondo and we do not maintain “key man” life insurance policies on any of our officers. Because our senior management has contributed greatly to our growth since inception, the loss of key management personnel or our inability to attract, retain and motivate sufficient numbers of qualified management or other personnel could have a material adverse effect on us.

A small number of existing shareholders own a significant amount of our Common Stock, which could limit your ability to influence the outcome of any shareholder vote.

Our executive officers, directors and shareholders holding in excess of 5% of our issued and outstanding shares, beneficially own over 43% of our Common Stock. Under our Articles of Incorporation and Delaware law, the vote of a majority of the shares outstanding is generally required to approve most shareholder action.  As a result, these individuals will be able to significantly influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our Articles of Incorporation or proposed mergers or other significant corporate transactions.

Our stock price and trading volume may be volatile, which could result in substantial losses for our stockholders.

The equity trading markets may experience periods of volatility, which could result in highly variable and unpredictable pricing of equity securities. The market price of our common stock could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. We have experienced significant volatility in the price of our stock over the past few years. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. In addition, the stock markets in general can experience considerable price and volume fluctuations.

We have not voluntary implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against interested director transactions, conflict of interest and similar matters.

Recent Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or the NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address board of directors' independence, audit committee oversight, and the adoption of a code of ethics. While we intend to adopt certain corporate governance measures such as a code of ethics and established an audit committee, Nominating and Corporate Governance Committee, and Compensation Committee of our board of  directors, we presently do not have any independent directors. We intend to expand our board membership in future periods to include independent directors. It is possible that if we were to have independent directors on our board, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to our senior officers and recommendations for director nominees may be made by our sole director who has an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of both corporate governance measures and independent directors in formulating their investment decisions.

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If a public market for our common stock develops, trading will be limited under the SEC’s penny stock regulations, which will adversely affect the liquidity of our common stock.

The trading price of our common stock is less than $5.00 per share and, as a result, our common stock is considered a "penny stock," and trading in our common stock would be subject to the requirements of Rule 15g-9 under the Exchange Act. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. Generally, the broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a "penny stock," including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. These requirements severely limit the liquidity of securities in the secondary market because few broker or dealers are likely to undertake these compliance activities. In addition to the applicability of the  penny stock rules, other risks associated with trading in penny stocks could also be price fluctuations and the lack of a liquid market. An active and liquid market in our common stock may never develop due to these factors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion highlights the principal factors that have affected our financial condition and results of operations as well as our liquidity and capital resources for the periods described.  This discussion should be read in conjunction with our audited Consolidated Financial Statements as of and for the two years ended December 31, 2009 and 2008, and the related notes thereto, and our unaudited Consolidated Financial Statements as of September 30, 2010, and for the three and nine months ended September 30, 2010 and 2009, and the related notes thereto, all included in Item 9.01 of this Form 8-K. This discussion contains forward-looking statements.  Please see the explanatory note concerning “Forward-Looking Statements” preceding Part 1.01 of this Form 8-K and our Risk Factors, found in Item 2.01, for a discussion of the uncertainties, risks and assumptions associated with these forward-looking statements.  The operating results for the periods presented were not significantly affected by inflation.

OVERVIEW

First Surgical Texas, Inc., including its subsidiaries, is an owner and operator of two ambulatory surgery centers (“ASC”), First Street Surgical Center, L.P., and First Surgical Woodlands, L.P., and a general acute care hospital, First Street Hospital, L.P., all located in the greater Houston, Texas metro area.  Procedures performed include non life-threatening surgeries, such as bariatrics, reconstructive and cosmetic plastics, orthopedics, pain management, neurosurgery and podiatry, which are often completed on an outpatient or short stay basis.

Corporate History

Effective December 1, 2010, Piper Acquisition III, Inc. (“Piper”) acquired all of the limited and general partnership interests of First Street Surgical Center, L.P., First Surgical Woodlands, L.P., and First Street Hospital, L.P. (“Partnerships”), all of which were under common control, in exchange for the issuance of 36,000,002 shares of Piper’s common stock.  The exchange of shares with Piper was accounted for as a reverse acquisition under the purchase method of accounting.  Accordingly, the merger was recorded as a recapitalization of Piper, with the consolidated financials of the Partnerships being treated as the continuing entity.  Effective December 3, 2010, the Company changed its name to First Surgical Texas, Inc.  The historical financial statements presented are those of the Partnerships. The continuing company has retained December 31 as its fiscal year end. The financial statements of the legal acquirer, Piper, are not significant; therefore, no pro forma financial information is submitted.

On November 4, 2010, we entered into a Contribution Agreement with the shareholders of First Surgical Texas, Inc. (“First Surgical Texas”), each of which are accredited investors (“First Surgical Texas Shareholders”) pursuant to which the First Surgical Texas Shareholders agreed to contribute 100% of the outstanding securities of First Surgical Texas in exchange for 39,964,346 shares of our common stock (the “First Surgical Texas Contribution”).   On November 24, 2010, we entered an agreement with First Surgical Texas to extend the closing date to December 31, 2010 in consideration of a payment of $7,500.  The First Surgical Texas Contribution closed on December 31, 2010.  First Surgical Texas was incorporated in the State of Nevada on August 26, 2008.  Considering that, following the contribution, the First Surgical Texas Shareholders control the majority of our outstanding common stock and we effectively succeeded our otherwise minimal operations to those that are theirs, First Surgical Texas is considered the accounting acquirer in this reverse-merger transaction.  A reverse-merger transaction is considered, and accounted for as, a capital transaction in substance; it is equivalent to the issuance of First Surgical Texas securities for our net monetary assets, which are deminimus, accompanied by a recapitalization. Accordingly, we have not recognized any goodwill or other intangible assets in connection with this transaction.  First Surgical is the surviving and continuing entity and the historical financials following the reverse merger transaction will be those of First Surgical Texas.

Executive Summary

We operate two ambulatory surgery centers and a general acute hospital that provide treatment on both an inpatient and outpatient basis.  We are a Texas-based organization with plans to expand to other areas of the country that make economic sense.  Our ASC and hospital based procedures vary, ranging from orthopedics, bariatrics, spine, general surgery, pain management, podiatry, and otolaryngology (ENT).  Our team of highly skilled physicians, nurses, radiology techs, scrub techs, physical therapists, dietitians, utilize the latest in equipment and technology to give our patients successful outcomes.  All patient care is provided by the previously mentioned experts, and all care is directed by a physician order.  We have an internal case manager that monitors all hospital patient's progress; each patient's progress is documented with a progress note, achievement of goals, functional outcomes and a thorough discussion of a discharge plan.  This interdisciplinary approach leads to a higher, more personal level of care with excellent clinical outcomes.

We have over 30 affiliated physicians who provide medical care and surgical services to our patients.  In addition, there are an additional 60 non-affiliated physicians that use our locations for surgical procedures, many with great frequency.  Surgeons choose to perform surgeries at First Surgical because of (1) the input and control they have over the facilities’ operations, (2) the quality of the facilities, (3) the well trained staff, (4) the reputations of the other surgeons using the facilities, and (5) the well respected, financially disciplined management team.  Since our formation in 2002, we have partnered with the best surgeons in their specialties covering the greater Houston area.  Since inception, these physicians have performed nearly 33,000 procedures and the number of procedures performed each year continues to grow.

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During 2009, given increasing demand for services requiring overnight stays, we determined that we needed to expand our general acute care hospital from five beds to 19 beds and adding two additional operating rooms.  We commenced construction on this expansion in early 2010 and expect to complete the project during December 2010.

Key Challenges

While goals were met in 2010, the following represent the challenges facing the company going forward:

 - declining reimbursements- Third party payors are reimbursing less and less for our services.  We will continue to negotiate for favorable managed care contracts, as well as looking at alternative methods of reimbursements, such as direct contracting with self-insured employers and/or unions.

- Highly regulated industry-Over the last several years, changes in regulations regarding hospitals, specifically physician-owned hospitals, have created additional challenges from an operation perspective.  Many of these changes have resulted in limitations, including moratoriums on physician-owned start-up hospitals.  We have analyzed the aspects of Medicare reimbursements, and the changes in Medicare reimbursements will have a slightly deleterious effect on our revenues.

-  Healthcare Reform- President Obama has identified healthcare reform as a priority.  The future of healthcare reform to our book of business is concerning, yet out business model of looking at existing facilities to acquire is still advantageous.  We will continue to look at hospitals that would benefit from our leadership and model going forward.

- Accountable Care Organizations-Known as ACO's, this model of bundling payments to the facility, physician, and all other healthcare providers is troubling.  ACO's being adopted and the bundling of payments is difficult to predict at this time.  Major healthcare reform bills being contemplated now by Congress include at the very least consideration of this model.

Business Outlook

Outpatient surgical procedures continues to increase.  Due to technology, patients are going home quicker, and the availability for certain procedures just five years ago necessitating a two night stay in a hospital are now done the same day.  We believe we differentiate ourselves from competitors by offering surgeons and physicians that are best of class, superior outcomes, and competitive management efficiencies.  We believe we will deliver shareholder value by focusing on the key items discussed.

P ayor Mix

We bill payors for professional services provided by our affiliated and non-affiliated physicians to our patients based upon rates for specific services provided. Our billed charges are substantially the same for all parties regardless of the party responsible for paying the bill for our services.  We determine our net patient service revenue based upon the difference between our gross fees for services and our estimated ultimate collections from payors.  Net patient service revenue differs from gross fees due to (i) managed care payments at contracted rates, (ii) government-sponsored healthcare program reimbursements at government-established rates, (iii) various reimbursement plans and negotiated reimbursements from other third-parties, and (iv) discounted and uncollectible accounts of private-pay patients.

Our payor mix is composed of contracted managed care, government, principally Medicare, other third-parties and private-pay patients.

The following is a summary of our payor mix, expressed as a percentage of net patient service revenue, exclusive of administrative fees, for the periods indicated:

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	For the Year Ended December 31,
	2009	2008

Medicare	4.14%	5.04%
Workers’ Compensation	3.80%	3.85%
Commercial Carriers	83.85%	83.20%
Others (self pays, hardships, etc)	8.21%	7.91%
	100.00%	100.00%

The payor mix shown in the table above is not necessarily representative of the amount of services provided to patients covered under these plans.  For example, the gross amount billed to patients covered under government programs for the years ended December 31, 2009 and 2008 represented approximately 7% and 9%, respectively, of our total gross patient service revenue.  In addition, gross billings under commercial carriers for the years ended December 31, 2009 and 2008 were 25% and 29% respectively.

Application of Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reporting of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities.  Note 2 to our audited Consolidated Financial Statements as of and for the two years ended December 31, 2009 and 2008, provides a summary of our significant accounting policies, which are all in accordance with generally accepted accounting principles in the United States.  Certain of our accounting policies are critical to understanding our Consolidated Financial Statements because their application requires management to make assumptions about future results and depends to a large extent on management’s judgment, because past results have fluctuated and are expected to continue to do so in the future.  We believe that the application of the accounting policies described in the following paragraphs is highly dependent on critical estimates and assumptions that are inherently uncertain and highly susceptible to change.  For all of these policies, we caution that future events rarely develop exactly as estimated, and the best estimates routinely require adjustment.  On an ongoing basis, we evaluate our estimates and assumptions, including those discussed below.

Use of Estimates and Assumptions

Future events and their effects cannot be predicted with certainty; accordingly the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  The accounting estimates used in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired , as additional information is obtained, and as our operating environment changes.  Significant estimates and assumptions are used for, but not limited to: (1) allowance for contractual revenue adjustments; (2) depreciable lives of assets; (3) assessment of long-lived assets for impairment; (4) economic lives and fair values of leased assets; (5) uncertain tax positions; and (6) contingency and litigation reserves.  The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  The Company evaluates its estimates and assumptions on a regular basis and may employ outside experts to assist in our evaluation, as considered necessary.  Actual results may differ from these estimates and assumptions used in preparation of its financial statements and changes in these estimates are recorded when known.

Revenue Recognition

Revenues consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments.  Revenues are recorded during the period the healthcare services are provided, based upon the estimated amounts due from the patients and third-party payors, including federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, and employers.  Estimates of contractual allowances under third-party payor arrangements are based upon the payment terms specified in the related contractual agreements.  Third-party payor contractual payment terms are generally based upon predetermined rates per diagnosis, per diem rates, or discounted fee-for-service rates.  The Company does not expect material changes in the estimate of prior period allowances for contractual and other adjustments. Further, we do not foresee  changes in our estimate of unsettled amounts from third party payors as of the latest balance sheet date that could have a material effect on our financial position, results of operations or cash flows.

Laws and regulations governing the Medicare and Medicaid programs are complex, subject to interpretation, and are routinely modified for provider reimbursement.  All healthcare providers participating in the Medicare and Medicaid programs are required to meet certain financial reporting requirements. Federal regulations require submission of annual cost reports covering medical costs and expenses associated with the services provided by each hospital to program beneficiaries.  Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to the Company under these reimbursement programs.  These audits often require several years to reach the final determination of amounts earned under the programs.  As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term.

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We provide care to patients who are financially unable to pay for the healthcare services they receive, and because we do not pursue collection of amounts determined to qualify as charity care, such amounts are not recorded as revenues.

Income Taxes

We provide for income taxes using the asset and liability method . This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns.  Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates.  A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized.  Realization is dependent on generating sufficient future taxable income.  We evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes.  We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly.  The Company and its corporate subsidiaries file a consolidated federal income tax return.  Some subsidiaries consolidated for financial reporting purposes are not part of the consolidated group for federal income tax purposes and file separate federal income tax returns.  State income tax returns are filed on a separate, combined, or consolidated basis in accordance with relevant state laws and regulations.  Partnerships, limited liability partnerships, limited liability companies, and other pass-through entities that we consolidate or account for using the equity method of accounting file separate federal and state income tax returns.  We include the allocable portion of each pass-through entity’s income or loss in our federal income tax return.  We allocate the remaining income or loss of each pass-through entity to the other partners or members who are responsible for their portion of the taxes.

Other Matters

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of our Consolidated Financial Statements.  All of our significant accounting policies are further described in Note 2 to our audited Consolidated Financial Statements as of and for the two years ended December 31, 2009 and 2008, in this Form 8-K.  The policies described in Note 2 often require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance and are frequently reexamined by accounting standards setters and regulators.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain information related to our operations expressed as a percentage of our net patient service revenue:

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	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Net Revenue	100.0%	100.0%	100.0%	100.0%
Operating Expenses
Salaries and Benefits	29.4%	36.0%	23.6%	25.4%
Medical Supplies	18.8%	25.4%	17.5%	19.2%
Management Fees	17.1%	22.3%	14.5%	16.3%
Rent	5.2%	5.3%	4.0%	4.6%
Depreciation and Amortization	3.4%	2.9%	2.9%	3.1%
Other Operating Expenses	13.2%	14.6%	14.1%	12.2%
Total Operating Expenses	87.1%	106.6%	76.6%	80.7%
Other Income and Expenses
Interest Income	0.0%	0.0%	0.0%	0.0%
Interest Expense	(2.2)%	(3.3)%	(1.9)%	(2.5)%
Total Other Income and Expenses	(2.2)%	(3.3)%	(1.9)%	(2.5)%
Income Before Income Taxes	10.7%	(9.9)%	21.6%	16.8%
Income Taxes	0.0%	0.0%	0.0%	0.0%
Net Income	10.7%	(9.9)%	21.6%	16.8%

Three Months Ended September 30, 2010, as Compared to Three Months Ended September 30, 2009

Our net revenue increased $2,239,320 or 30.4%, to $9,610,214 for the three months ended September 30, 2010, as compared to $7,370,894 for 2009.  This increase was primarily related to a 34.7% increase in hospital cases during the three months ended September 30, 2010, as compared to 2009, partially offset by a 2.7% decrease in surgical cases during this same time period.   Our 34.7% increase in hospital cases resulted from 122 more cases, to 474 cases for the quarter ended September 30, 2010, as compared to 352 cases for the quarter ended September 30, 2009.  This increase was primarily attributable to the addition of two physicians as hospital utilizers during 2010.

Our insurance reimbursements for cases performed within a hospital setting are significantly higher than that of a surgical center.  Hospital stays tend to involve higher margins due to the risk involved in such cases, the length of stay as compared to average surgical cases and the increased level of supplies and other billable items than in surgical cases. Hospital cases will generate higher gross and net revenue per case then will surgical cases mainly due to higher levels of risk associated with the case, patient’s length of stay is longer, and detailed itemized bills allowing for reimbursement of specific costs used during the case (e.g. surgical hardware, implants, etc.).

Salaries and benefits increased $171,725, or 6.5%, to $2,828,906 for the three months ended September 30, 2010, as compared to $2,657,181 for 2009.  This increase was primarily attributable to: (i) the aforementioned higher case volume; (ii) the need for new hospital clinical and administrative staffing to assist in accommodating the hospital expansion of two additional operating rooms and 14 additional beds set to open December 2010; (iii) need to hire additional support staff for the accounting department, and (iv) increased premium expense for the Company’s employee health insurance.

Medical supplies decreased $64,824, or 3.5%, to $1,807,499 for the three months ended September 30, 2010, as compared to $1,872,323 for 2009.  This decrease was attributable to having enough supplies on hand that carried over from the previous quarter in 2010 to reduce the need for supply orders.

During the three months ended September 30, 2010 and 2009, both First Street Hospital, L.P. and First Surgical Woodlands, L.P. held management agreements with First Surgical Partners, LLC (the former General Partner of the Company’s limited partnerships and the owners of which are shareholders of the Company) where we retained the services of First Surgical Partners, LLC to assist us in managing and conducting day-to-day business and services.    Each agreement calls for the payment by the partnerships to First Surgical Partners, LLC a monthly fee equal to 5% of the net monthly collected revenues from the partnership’s cash collections.  These fees decreased $1,034, or 0.1%, to $1,641,542 for the three months ended September 30, 2010, as compared to $1,642,576 for 2009, as a direct result of corresponding decreases in cash collections in these two entities.  The management agreements are currently in effect and we will continue to pay such fees under the agreed upon tersm set forth therein.

Our rent increased $103,303, or 26.2%, to $497,370 for the three months ended September 30, 2010, as compared to $394,067 for 2009.  Due to the increase in case volume, operating medical equipment rentals were necessary to meet the demand for equipment necessary to support the increased volume.

Depreciation and amortization expense decreased by $110,409, or 51.9%, to $323,243 for the three months ended September 30, 2010, as compared to $212,834 for 2009.  This decrease was attributable primarily to certain of our older assets reaching the end of their depreciable lives.  No significant new leasehold improvements or equipment purchases were made during those three months ended September 30, 2009 and 2010.

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Our other operating expenses increased by $191,793, or 17.8%, to $1,271,571 for the three months ended September 30, 2010, as compared to $1,079,778 for 2009.  This increase was mainly attributable to legal and professional expense increase of $93,191, transportation and valet services expense increase of $50,475 and collection fees expense increase of $67,299.

We recorded net interest expense of $210,743 for the three months ended September 30, 2010, as compared to $243,516 for 2009, or a decrease of 13.5%.  We also capitalized $13,774 of interest related to borrowings for projects under construction during the three months ended September 30, 2010. No interest was capitalized during the three months ended September 30, 2009.  The total decrease of $18,999 in interest cost, or 7.8%, after considering the changes in both expensed and capitalized interest, was a result of a similar decrease in weighted average borrowings during 2010 as compared to 2009.

We incurred no net income tax expense during either the three months ended September 30, 2010 or 2009, as a result of the flow-through treatment of our net income to the various partners of our limited partnerships.  We anticipate that our effective tax rate will be approximately 35.0 % for 2011.

Nine Months Ended September 30, 2010, as Compared to Nine Months Ended September 30, 2009

Our net revenue increased $4,351,525 or 14.4%, to $34,599,464 for the nine months ended September 30, 2010, as compared to $30,247,939 for 2009.  This increase was primarily related to a 17.9% increase in hospital cases during the nine months ended September 30, 2010, as compared to 2009, partially offset by a 4% decline in surgical cases between these two periods.  Our 17.9% increase in hospital cases resulted in 205 more cases, to 1,350 cases for the nine months ended September 30, 2010, as compared to 1,145 cases for the quarter ended September 30, 2009.  This increase was primarily attributable to the addition of two physicians as hospital utilizers during 2010.

Salaries and benefits increased $474,688, or 6.2%, to $8,158,006 for the nine months ended September 30, 2010, as compared to $7,683,318 for 2009.  This increase was primarily attributable to: (i) the aforementioned higher case volume; (ii) the need for new hospital clinical and administrative staffing to assist in accommodating the hospital expansion of two additional operating rooms and 14 additional beds set to open December 2010; (iii) need to hire additional support staff for the accounting department, and (iv) increased premium expense for the Company’s employee health insurance.

Medical supplies increased $223,250, or 3.8%, to $6,037,801 for the nine months ended September 30, 2010, as compared to $5,814,551 for 2009.  This increase was attributable to the aforementioned increase in case volume.

As noted above, First Street Hospital, L.P. and First Surgical Woodlands, L.P. hold management agreements with First Surgical Partners, LLC.  These fees increased $80,043, or 1.6%, to $5,001,306 for the nine months ended September 30, 2010, as compared to $4,921,263 for 2009, as a direct result of corresponding increases in cash collections in these two entities.  The management agreements are currently in effect and we will continue to pay such fees under the agreed upon terms set forth therein.

Our rent increased $17,707, or 1.3%, to $1,396,144 for the nine months ended September 30, 2010, as compared to $1,378,437 for 2009.  Due to the increase in case volume, operating medical equipment rentals were necessary to meet the demand for equipment necessary to support the increased volume.

Depreciation and amortization expense decreased by $94,677, or 10.3%, to $1,017,494 for the nine months ended September 30, 2010, as compared to $922,817 for 2009.  This decrease was attributable primarily to certain of our older assets reaching the end of their depreciable lives.  No significant new leasehold improvements or equipment purchases were made during the nine months ended September 30, 2010.

Our other operating expenses increased by $1,196,160 , or 32.5%, to $4,880,191 for the nine months ended September 30, 2010, as compared to $3,684,031 for 2009.  This increase was primarily attributable to stock compensation cost related to shares issued to consultants of $765,072, legal and professional expense increase of $153,651, transportation and valet services expense increase of $101,144 and collection fees expense increase of $179,940.

We recorded net interest expense of $649,711 for the nine months ended September 30, 2010, as compared to $759,926 for 2009, or a decrease of 14.5%.  We also capitalized $13,774 of interest related to borrowings for projects under construction during the nine months ended September 30, 2010. No interest was capitalized during the nine months ended September 30, 2009.  The total decrease of $97,778 in interest cost, or 12.8%, after considering the changes in both expensed and capitalized interest, was a result of a similar decrease in weighted average borrowings during 2010 as compared to 2009.

We incurred no net income tax expense during either the nine months ended September 30, 2010 or 2009, as a result of the flow-through treatment of our net income to the various partners of our limited partnerships.  We anticipate that our effective tax rate will be approximately 35.0 % for 2011.

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Year Ended December 31, 2009, as Compared to Year Ended December 31, 2008

The following table sets forth, for the periods indicated, certain information related to our operations expressed as a percentage of our net patient service revenue:

	For the Years Ended
	December 31,
	2009	2008

Net Revenue	100.0%	100.0%

Operating Expenses
Salaries and Benefits	23.2%	23.7%
Medical Supplies	17.9%	15.2%
Management Fees	14.7%	15.6%
Rent	4.1%	4.0%
Depreciation and Amortization	3.2%	4.6%
Other Operating Expenses	12.0%	12.0%
Total Operating Expenses	75.1%	75.1%

Other Income and Expenses
Interest Expense	(2.3)%	(3.2)%
Total Other Income and Expenses	(2.3)%	(3.2)%
Income Before Income Taxes	22.6%	21.8%
Income Taxes	0.0%	0.0%
Net Income	22.6%	21.8%

Our net revenue increased $6,302,755 or 16.5%, to $44,555,531 for the year ended December 31, 2009, as compared to $38,252,776 for 2008.  This increase was due to a 7.4% increase in case volume, including an increase in more complex cases allowing for a higher gross billing.

Salaries and benefits increased $1,285,086, or 14.2%, to $10,336,123 for the year ended December 31, 2009, as compared to $9,051,037 for 2008.  This increase was primarily attributable to: (i) increased case volume from 5,652 cases in 2008 to 6,071 cases in 2009; and (ii) decrease in reliance on temporary/outsourced staffing.

Medical supplies increased $2,156,914, or 37.2%, to $7,961,804 for the year ended December 31, 2009, as compared to $5,804,890 for 2008.  This increase was attributable to: (i) the aforementioned increase in case volume; and (ii) an increase in those cases that involve a higher demand for medical supplies during surgery (e.g. orthopedics).

During the years ended December 31, 2009 and 2008, both First Street Hospital, L.P. and First Surgical Woodlands, L.P. held management agreements with First Surgical Partners, LLC (the former General Partner of the Company’s limited partnerships and the owners of which are shareholders of the Company) where we retained the services of First Surgical Partners, LLC to assist us in managing and conducting day-to-day business and services.    Each agreement calls for the payment by the partnerships to First Surgical Partners, LLC a monthly fee equal to 5% of the net monthly collected revenues from the partnership’s cash collections.  These fees increased $564,350, or 9.4%, to $6,547,955 for the year ended December 31, 2009, as compared to $5,983,605 for 2008, as a direct result in corresponding increases in cash collections in these two entities.  The management agreements are currently in effect and we will continue to pay such fees under the agreed upon terms set forth therein.

Our rent increased $294,047, or 19.4%, to $1,811,637 for the year ended December 31, 2009, as compared to $1,517,590 for 2008.  This increase was primarily attributable to the execution of a new equipment lease in late 2008 that requires annual payments of approximately $215,000.

Depreciation and amortization expense decreased by $333,869, or 18.9%, to $1,434,220 for the year ended December 31, 2009, as compared to $1,768,089 for 2008.  This decrease was attributable primarily to certain of our older assets reaching the end of their depreciable lives.  No significant new leasehold improvements or equipment purchases were made during 2009.

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Our other operating expenses increased by $765,013, or 16.7%, to $5,356,297 for the year ended December 31, 2009, as compared to $4,591,284 for 2008.  This increase is mainly attributable to advertising and promotional expense increase of $278,840, repairs and maintenance increase of $151,041 and professional fee increase of $162,805.

We recorded net interest expense of $1,025,518 for the year ended December 31, 2009, as compared to $1,211,713 for 2008, or a decrease of 15.4%.  We also capitalized $81,498 and $123,557 of interest related to borrowings for projects under construction during the years ended December 31, 2009 and 2008, respectively.  The total decrease of $228,254 in interest cost, or 17.1%, after considering the changes in both expensed and capitalized interest, was a result of a similar decrease in weighted average borrowings during 2009 as compared to 2008.

We incurred no net income tax expense during either the year ended December 31, 2009 or 2008, as a result of the flow-through treatment of our net income to the various partners of our limited partnerships.  We will also incur limited income tax expense during 2010 for the same reason.  We anticipate that our effective tax rate will be approximately 35% for 2011.

Diluted net income per common and common equivalent share was $0.28 on weighted average shares outstanding of 36,002,950 for the year ended December 31, 2009, as compared to $0.23 on weighted average shares outstanding of 36,000,002 for 2008.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash on hand, cash flows from operations, and borrowings under our credit lines and long-term debt.

September 30, 2010

As of September 30, 2010, we had $781,792 of cash and cash equivalents on hand as compared to $261,594 at December 31, 2009. Additionally, we had net working capital of $12,508,353 at September 30, 2010, an increase of $962,356 from our net working capital balance of $11,545,997 at December 31, 2009.

We generated cash flow from operating activities of $8,531,405 and $8,375,471 for the nine months ended September 30, 2010 and 2009, respectively.  The net increase in cash flow provided from operating activities for 2010, was primarily due to: (i) improved year-over-year operating results; partially offset by (ii) working capital component changes related to accounts receivable.

We used $3,462,659 and $280,780 of cash for investing activities during the nine months ended September 30, 2010 and 2009, respectively.  These expenditures encompassed purchases of property and equipment as well as leasehold improvements on our facilities, including the construction for the hospital expansion.

During the nine months ended September 30, 2010 and 2009, we used $4,548,548 and $7,981,485 of cash in financing activities, respectively.  Of these amounts, $6,556,875 and $7,235,000 related to former limited partner distributions during each period, respectively.

As of September 30, 2010, we had $168,750 available to us under our various credit lines.  We monitor the financial strength of our depositories, creditors, insurance carriers, and other counterparties using publicly available information, as well as qualitative inputs.  Based on our current borrowing capacity and compliance with the financial covenants under our credit agreements, we do not believe there is significant risk in our ability to make draws under our various credit lines, if needed.  However, no such assurances can be provided.

As of September 30, 2010, we have scheduled principal payments of $1,215,036 during the next twelve months, related to long-term debt and capital lease obligations (see Note 6, Long-term Debt and Capital Lease Obligations , to the accompanying unaudited consolidated financial statements as of and for the nine months ended September 30, 2010).  We do not face near-term refinancing risk.  Our credit agreements governing the vast majority of our secured borrowings contains financial covenants that include a leverage ratio.  As of September 30, 2010, we were in compliance with the covenants under our various credit agreements.  If we anticipated a potential covenant violation, we would seek relief from our lenders, which would have some cost to us, and such relief might not be on terms favorable to those in our existing credit agreements.  Under such circumstances, there is also the potential our lenders would not grant relief to us which, among other things, would depend on the state of the credit markets at that time.

December 31, 2009

As of December 31, 2009, we had $261,594 of cash and cash equivalents on hand as compared to $487,139 at December 31, 2008.  Additionally, we had net working capital of $11,545,997 at December 31, 2009, a decrease of $509,682 from our net working capital balance of $12,055,679 at December 31, 2008.  This net working capital decrease was primarily attributable to increases in our lines of credit as well as the current portion of our long-term debt and capital leases.  We did realize a $1,334,608 increase in our total current assets, driven primarily by a $1,319,042 increase in accounts receivable.  However, this increase was offset by a $1,353,831 increase in accounts payable.  Our increase in accounts receivable was consistent with our increases in revenue between the periods.  For 2009, we billed a total of 6,071 cases, at an approximate $7,339 net revenue per case, whereas in 2008 we had a total of 5,652 cases at an approximate $6,768 net revenue per case.  Our accounts payable increased between the two periods as the need for medical supplies and staffing rose consistent with our overall operations.

We generated cash flow from operating activities of $11,300,492 and $10,760,340 for the years ended December 31, 2009 and 2008, respectively.  The net increase in cash flow provided from operating activities for the year ended December 31, 2009, was primarily due to: (i) improved year-over-year operating results; partially offset by (ii) working capital component changes related to accounts payable and accrued expenses.

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We used $596,695 and $853,648 of cash for investing activities during the years ended December 31, 2009 and 2008, respectively.  These expenditures encompassed purchases of property and equipment as well as leasehold improvements on our facilities.

During the years ended December 31, 2009 and 2008, we used $10,929,342 and $9,743,882 of cash in financing activities, respectively.  Of these amounts, $9,711,500 and $9,432,500 related to former limited partner distributions during each period, respectively.  The balance related to net repayments on our outstanding debt obligations.

CONTRACTUAL OBLIGATIONS

At December 31, 2009, we had certain obligations and commitments under our accounts payable, lines of credit, long-term debt and capital leases, operating leases, the Bariatric Program Sponsorship and construction activities totaling approximately $44,363,298 as follows:

	Payments Due
	Total	2010	2011 and 2012	2013 and 2014	2015 and Later

Accounts Payable	$6,906,807	$6,906,807	$-	$-	$-
Lines of Credit (1)	1,363,965	1,363,965	-	-	-
Long-Term Debt (1)	12,042,414	2,050,358	2,515,362	7,476,694	-
Capital Leases (1)	693,010	434,640	258,370	-	-
Operating Leases	7,127,755	1,704,026	3,274,471	1,249,019	900,239
Bariatric Program Sponsorship	11,200,000	4,800,000	4,800,000	1,600,000	-
Construction Activities (2)	5,029,348	5,029,348	-	-	-

	$44,363,298	$22,289,143	$10,848,204	$10,325,713	$900,239

(1)	Amounts include interest payments at the applicable rate as of December 31, 2009.
(2)
Amount represents the Guaranteed Maximum Price (GMP) of $4,791,375 for the expansion of the Company’s First Street Hospital facility, plus excluded engineering, architecture, plans and other soft costs associated with the expansion project.

At December 31, 2009, our Long-Term Debt consisted of the following:

First Street Hospital, L.P. issued a secured promissory note in the original amount of $7,822,256 on January 8, 2008, to a financial institution.  The note bears interest at 7.70% per annum and matures on January 8, 2013.  The note calls for monthly interest and principal payments of $73,747, with a balloon payment due on January 8, 2013, of $6,162,583.  As of December 31, 2009, the Company owed $7,213,676 on the note.

On June 1, 2006, First Street Surgical Center, L.P. entered into a $700,000 long-term line of credit with one of its former partners, who is a current shareholder of the Company.  The line of credit bears interest at 6.0% per annum and is unsecured.  As of December 31, 2009, the Company owed $302,695 on the line of credit.

First Street Surgical Center, L.P. issued a secured promissory note in the original amount of $1,652,030 on January 8, 2008, to a financial institution.  The note bears interest at 7.70% per annum and matures on January 8, 2013.  The note calls for monthly interest and principal payments of $15,502.88, with a balloon payment due on January 8, 2013, of $1,301,513.  As of December 31, 2009, the Company owed $1,523,507 on the note.

On September 18, 2009, First Surgical Woodlands, L.P. issued a $1,300,000 secured promissory note to a financial institution.  The note bears interest at 5.95% per annum and matured on January 18, 2011.  As of December 31, 2009, the Company owed $1,054,152 on the note.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2009 and September 30, 2010, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

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MANAGEMENT

Executive Officers and Directors

Below are the names and certain information regarding First Surgical’s executive officers and directors following the acquisition of First Surgical Texas.

Name	Age	Position
Dr. Jacob Varon	58	Chairman of the Board of Directors
Anthony F. Rotondo	44	Chief Executive Officer, President and Director
Dr. David E. Tomaszek	56	Director

Don Knight	42	Vice President of Finance

Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at its annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board.

Background of Executive Officers and Directors

Dr. Jacob Varon, Chairman of the Board
Dr. Varon is a plastic and reconstructive surgeon and has been practicing in the Houston area for more than 20 years.  Dr. Varon has served as the President of the Texas Chapter of the International College of Surgeons (“ICS”), the National Chairman of Plastic Surgery for ICS since 1994 and the President and Chief Executive Officer of Jeval Laboratories Ltd. since 1993.  Dr. Varon has served as the Chairman of First Surgical Partners, L.L.C. since 2002.  Dr. Varon received his medical degree from Universidad Nacional de Mexico – Escuela de Medicina in 1973.  Dr. Varon has been a practicing surgeon for more than 20 years and has developed and operated multiple business enterprises including the development and structuring of surgery centers with First Surgical Partners, L.L.C.  Dr. Varon’s knowledge of our industry from a medical and business standpoint provides him with a deep knowledge of our business affairs and provides our company with profound insight with respect to its affairs.

Anthony F. Rotondo, President, Chief Executive Officer and Director
Mr. Rotondo has worked exclusively in the healthcare industry for his entire career and has more than a decade of experience within the Ambulatory Surgery Center (“ASC”) segment.  Mr. Rotondo served as an area manager with HealthSouth from September 1997 to December 1998, as Regional Operations Officer of Physicians Surgical Care , as Vice President of Operations of Foundation Surgical Affilaites from March 2000 to August 2000, Vice President of Operations for Surgicare from August 2000 to September 2002 and as CEO and co-founder of First Surgical Partners, L.L.C. from 2002 to present.   Mr. Rotondo holds a Bachelor of Business Administration from Texas Tech University and a Masters of Business Administration from the University of St. Thomas.  As a founder, President and Chief Executive Officer of First Surgical Partners, L.L.C.,, the former general partner of our subsidiaries, Mr. Rotondo has unparalleled knowledge of the Company’s history, strategies, technologies and culture. Mr. Rotondo has been a key component in developing our subsidiaries prior to our acquisition.

Dr. David E. Tomaszek, Director
For the last five years, Dr. Tomaszek has served as the President of Tomaszek Neurosurgical Associates PA.  Dr. Tomaszek received a B.A. from Williams College in 1977 and his medical degree from the University of Connecticut School of Medicine in 1980.  As a distinguished surgeon in the field of neurosurgery and a surgeon that utilizes our facilities, Dr. Tomaszek brings a unique perspective to our Board of Directors. He understands the needs of our surgeons and the healthcare industry as a whole.

Don Knight, Vice President of Finance
Mr. Knight served as an outsourced controller from 2002 through July 2007 for First Surgical Partners LLC (“FSP”), the former general partner of our subsidiaries.  During this period he assisted with each facility opening, maintaining their financial needs, and reporting the financial results  Mr. Knight, as a C.P.A., has over twelve years of public accounting experience with various industries, but more specifically real estate enterprises, healthcare facilities and physician private practices.  He specialized in accounting system setup and implementation, financial statement reporting and tax compliance.  He holds a Bachelor of Business Administration from Texas A&M University.   In July 2007, Mr. Knight was appointed as the V.P. of Finance for FSP and presently serves as the VP of Finance for the Company.

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CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors.  However, our board is considering the appointment of independent directors within the meaning of applicable Nasdaq Listing Rules and the rules promulgated by the SEC.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee.  However, our new management plans to form an audit, compensation and nominating committee in the near future.  The audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls.  We intend that the audit committee will be comprised solely of independent directors and will have an audit committee financial expert as required by the rules and regulations of the SEC.

The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.  The nominating committee will be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee will also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  Until these committees are established, these decisions will continue to be made by our board of directors.  Although our board of directors has not yet established any minimum qualifications for director candidates, when considering potential director candidates, our board of directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our board of directors.

We do not have a charter governing the nominating process.  The members of our board of directors, who perform the functions of a nominating committee, are not independent because they are also our officers.  There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.  Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

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Executive Compensation
Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	(5) Stock Awards ($)	(6) Stock Options ($)	Non-equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)

Dr. Jacob Varon,	2010	—	—	—	—	—	—	793,604	(1)	793,604
Chairman	2009	—	—	—	—	—	—	473,470	(1)	473,470

Tony Rotondo,	2010	104,988.00	—	—	—	—	—	793,604	(1)	898,592
CEO	2009	104,988.00	—	—	—	—	—	473,470	(1)	578,458

Dr. David Tomaszek,	2010	—	—	—	—	—	—
Director	2009	—	—	—	—	—	—	—		—

Don Knight,	2010	145,002	—	—	—	—	—			145,002
VP of Finance	2009	138,078	—	—	—	—	—			138,078

(1) Payments represent funds received pursuant to the management agreements between First Surgical Partners, LLC and both First Street Hospital, L.P. and First Surgical Woodlands, L.P.  During the years ended December 31, 2009 and 2008, both First Street Hospital, L.P. and First Surgical Woodlands, L.P. held management agreements with First Surgical Partners, LLC (the former General Partner of the Company’s limited partnerships and the owners of which are shareholders of the Company) where the Company retained the services of First Surgical Partners, LLC to assist the Company in managing and conducting day-to-day business and services.  Dr. Varon and Tony Rotondo, executive officers and directors of the Company, are the owners of First Surgical Partners, LLC.  The First Surgical Woodlands, L.P. agreement was executed on February 1, 2005, with a term of five years and shall automatically renew for one additional two year period unless otherwise terminated.  The First Street Hospital, L.P. agreement was executed on July 25, 2006, with a term of ten years and shall automatically renew for one additional two year period unless otherwise terminated.  Each agreement calls for the payment by the partnerships to First Surgical Partners, LLC a monthly fee equal to 5% of the net monthly collected revenues from the partnership’s cash collections.  For the year ended December 31, 2009 and 2008, the partnerships paid a total of $6,547,955 and $5,983,606 in management fees to First Surgical Partners, LLC.  For the three and nine months ended September 30, 2010, the management fees to First Surgical Partners, LLC totaled $1,641,542 and $5,001,306.  For the three and nine months ended September 30, 2009, management fees to First Surgical Partners, LLC totaled $1,642,576 and $4,921,263 respectively.  Dr. Varon and Mr. Rotondo are equal owners in First Surgical Partners LLC, and, as a result, half of the amount paid to First Surgical Partners, LLC was applied to Dr. Varon and Mr. Rotondo each.  The management agreements are continuing in operation following the acquisition of First Surgical Woodlands, L.P. and First Street Hospital, L.P. by our company.

Employment Agreements

As of the date hereof, the Company has not entered into any employment agreement with its executive officers except to the extent that the Company .

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2010, First Surgical did not have any equity awards outstanding.

DIRECTOR COMPENSATION

The Directors of First Surgical have not received compensation for rendering services as directors of First Surgical since inception.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 31, 2010, the Company entered into an Agreement and Release with David Roff, a shareholder of the Company, pursuant to which Mr. Roff returned 36,111 shares of common stock of the Company to the Company for cancellation and has provided a full release of the Company in consideration of $300,000 less the repayment of any shareholder loans or accounts payable.

During the years ended December 31, 2009 and 2008, both First Street Hospital, L.P. and First Surgical Woodlands, L.P. held management agreements with First Surgical Partners, LLC (the former General Partner of the Company’s limited partnerships and the owners of which are shareholders of the Company) where the Company retained the services of First Surgical Partners, LLC to assist the Company in managing and conducting day-to-day business and services.  Dr. Varon and Tony Rotondo, executive officers and directors of the Company, are the owners of First Surgical Partners, LLC.  The First Surgical Woodlands, L.P. agreement was executed on February 1, 2005, with a term of five years and shall automatically renew for one additional two year period unless otherwise terminated.  The First Street Hospital, L.P. agreement was executed on July 25, 2006, with a term of ten years and shall automatically renew for one additional two year period unless otherwise terminated.  Each agreement calls for the payment by the partnerships to First Surgical Partners, LLC a monthly fee equal to 5% of the net monthly collected revenues from the partnership’s cash collections.  For the year ended December 31, 2009 and 2008, the partnerships paid a total of $6,547,955 and $5,983,606 in management fees to First Surgical Partners, LLC.  For the three and nine months ended September 30, 2010, the management fees to First Surgical Partners, LLC totaled $1,641,542 and $5,001,306.  For the three and nine months ended September 30, 2009, management fees to First Surgical Partners, LLC totaled $1,642,576 and $4,921,263 respectively.

On June 1, 2006, First Street Surgical Center, L.P. entered into a $700,000 long-term line of credit with one of its former partners, who is a current shareholder of the Company.  The line of credit bears interest at 6.0% per annum and is unsecured.  As of September 30, 2010 and December 31, 2009, the Company owed $316,592 and $302,695, respectively on the line of credit. The Company recognized total interest expense of $17,585 and $20,588 during the years ended December 31, 2009 and 2008, respectively.  The Company recognized total interest expense of $4,702 and $4,429 during the three months ended September 30, 2010 and 2009, respectively, and $13,897 and $13,090 during the nine months ended September 30, 2010 and 2009, respectively.

On September 17, 2006, First Street Hospital, LP entered into a building lease with one of its former partners, who is a current shareholder of the Company.  The building lease is for an initial term of 10 years from commencement date followed by an option to extend the initial ten year term by two consecutive ten year terms. The lease agreement calls for minimum monthly lease payments of $39,400 per month, subject to escalation to reflect increases in the consumer price index.

As of December 31, 2009, we had $604,637 due from First Surgical Memorial Village LP, an entity managed by the former general partner of the Company’s three operating partnerships.  This amount was repaid in 2010.

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On April 1, 2003, First Street Surgical Center, LP entered into a building lease with one of its former partners, who is a current shareholder of the Company.  The building lease is for an initial term of 10 years from commencement date followed by an option to extend the initial ten year term by two consecutive five year terms.  The lease agreement calls for minimum monthly lease payments of $23,000 per month, subject to escalation to reflect increases in the consumer price index.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of February 15, 2011 with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Shares of Common Stock Subject to Voting Agreement(7)	Percentage of Common Stock (3)

Dr. Jacob Varon (2) (7)	6,921,577	36,000,002	90.00%

Anthony F. Rotondo (2)(5)(7)	6,293,737	36,000,002	90.00%

Dr. David E. Tomaszek (2)(6)	3,992,655	0	9.98%

Don Knight (2)	0	0	*

Nobis Capital Advisors, Inc.(4)	2,575,046	0	6.44%

All officers and directors as a group (4 people)	17,207,969	36,000,002	90.00%

* Less than 1%

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o First Surgical Partners, L.L.C., 411 First Street, Bellaire, Texas 77401.

(2)	Executive officer and/or director of the Company.

(3)
Applicable percentage ownership is based on 40,000,002 shares of common stock outstanding as of December 31, 2010, together with securities exercisable or convertible into shares of common stock within 60 days of December 31, 2010 for each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently exercisable or exercisable within 60 days of December 31, 2010 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(4)
The address for Nobis Capital Advisors, Inc. (“Nobis”) is 2901 West Coast Highway, 3 rd Floor, Newport Beach, California  92663.  Thomas Rubin, CEO of Nobis, has voting and dispositive control over the securities held by Nobis.

(5)
Includes 5,293,737 shares of common stock held by Anthony F. Rotondo and 1,000,000 shares of common stock held by The Anthony F. Rotondo Irrevocable Trust dated July 23, 2010..  Mr. Rotondo is the beneficiary of such trust but does not serve as the trustee and, as a result, does not have voting or dispositive control over such securities.

(6)
Includes 3,532,655 shares of common stock held by David E. Tomaszek and 390,000 shares of common stock held by The David E. Tomaszek Irrevocable Trust dated July 20, 2010.  Dr. Tomaszek is the beneficiary of such trust but does not serve as the trustee and, as a result, does not have voting or dispositive control over such securities.

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(7)
 On November 4, 2010, we entered into a Contribution Agreement with the shareholders of First Surgical Texas, Inc. (f/k/a Piper Acquisition III, Inc.), a Nevada corporation (“First Surgical Texas”), each of which are accredited investors (“First Surgical Texas Shareholders”) pursuant to which the First Surgical Texas Shareholders agreed to contribute 100% of the outstanding securities of First Surgical Texas in exchange for 39,964,346 shares of our common stock (the “First Surgical Texas Contribution”).   On November 24, 2010, we entered an agreement with First Surgical Texas to extend the closing date to December 31, 2010 in consideration of a payment of $7,500.  The First Surgical Texas Contribution closed on December 31, 2010.  Prior to the closing of the First Surgical Texas contribution, First Surgical Texas acquired First Street Surgical Center, L.P. (“FSSC”), First Surgical Woodlands, L.P. (“FSW”), and First Street Hospital, L.P. (“FSH”) (collectively, the “Subsidiaries”) from the former partners.  Pursuant to that certain voting agreement executed in connection with the acquisition of FSSC, FSW and FSH by First Surgical Texas, each of the former owners of the Subsidiaries granted Dr. Varon and Mr. Rotondo, affiliates of the Company, the authority to vote their shares of the Subsidiaries or such successor of the Subsidiaries as Dr. Varon and Mr. Rotondo deem appropriate in their sole discretion.  Dr. Varon and Mr. Rotondo disclaim beneficial ownership of such shares governed by the Voting Agreement.

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DESCRIPTION OF SECURITIES

The Company’s authorized capital stock consists of 200,000,000 shares of common stock at a par value of $0.001 per share and 50,000,00  shares of preferred stock at a par value of $0.001 per share.  As of December 31, 2010, there are 40,000,002  shares of the Company’s common stock issued and outstanding that are held by approximately 220 stockholders of record and no shares of preferred stock issued and oustanding.

Holders of the Company’s common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights.  Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors.  Holders of the Company’s common stock representing a majority of the voting power of the Company’s capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders.  A vote by the holders of a majority of the Company’s outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company’s articles of incorporation.

Holders of the Company’s common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds.  In the event of liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

The Board of Directors may later determine to issue our preferred stock.  If issued, the preferred stock may be created and issued in one or more series and with such designations, rights, preferences and restrictions as shall be stated and expressed in the resolution(s) providing for the creation and issuance of such preferred stock.  If preferred stock is issued and we are subsequently liquidated or dissolved, the preferred stockholders would have preferential rights to receive a liquidating distribution for their shares prior to any distribution to common shareholders. Although we have no present intent to do so, we could issue shares of preferred stock with such terms and privileges that a third party acquisition of our company could be difficult or impossible, thus entrenching our existing management in control of our company indefinitely.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

The Registrant's common stock is quoted from time to time on the OTC-BB under the symbol FSPT. The following table sets forth quarterly high and low bid prices of a share of our common stock as reported by the OTC Bulletin Board for the years December 31, 2010 and 2009. The quotations listed below reflect inter-dealer prices, without mark-ups, mark-downs or commissions and may not necessarily reflect actual transactions.

	High	Low
YEAR ENDED December 31, 2009
Quarter ended December 31,	$0.30	$0.30
Quarter ended September 30,	0.30	0.30
Quarter ended June 30,	3.00	3.00
Quarter ended March 31,	3.00	3.00

YEAR ENDED December 31, 2010
Quarter ended December 31,	$0.30	$0.30
Quarter ended September 30,	0.30	0.30
Quarter ended June 30,	0.30	0.30
Quarter ended March 31,	0.30	0.30

Holders of our Common Stock

As of December 31, 2010, there were approximately 220 stockholders of record of our common stock. This number does not include shares held by brokerage clearing houses, depositories or others in unregistered form.  The stock transfer agent for our securities is Interwest Transfer Company, Inc., 1981 Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117.

Dividends

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of its business.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company does not have an authorized equity compensation plan.

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INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s directors and executive officers are indemnified as provided by the Delaware Corporation law and its Bylaws. These provisions state that the Company’s directors may cause the Company to indemnify a director or former director against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him as a result of him acting as a director. The indemnification of costs can include an amount paid to settle an action or satisfy a judgment.  Such indemnification is at the discretion of the Company’s board of directors and is subject to the Securities and Exchange Commission’s policy regarding indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, The Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 3.02	Unregistered Sales of Equity Securities.

On December 31, 2010, the Company closed a Contribution Agreement with the First Surgical Texas Shareholders pursuant to which we acquired 100% of the outstanding securities of First Surgical Texas in exchange for 39,964,346 shares of our common stock.  Each of the shareholders are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act.

In addition, on December 31, 2010, subsequent to the acquisition of First Surgical Texas, the Company entered into an Agreement and Release with David Roff, a significant shareholder of the Company, pursuant to which Mr. Roff agreed to return 36,111 shares of common stock of the Company to the Company for cancellation and has provided a full release of the Company in consideration of $300,000 less the repayment of any shareholder loans or accounts payable.

This issuance of these above securities are exempt from the registration requirements under Rule 4(2) of the Securities Act of 1933, as amended, and/or Rule 506 as promulgated under Regulation D.    Each of t he shareholders are accredited investors as defined in Rule 501 of Regulation D promulgated under the Securities Act.

Item 3.03	Material Modification to Rights of Security holders

The information set forth in Item 1.01 and Item 3.02 of this Current Report on Form 8-K is incorporated by reference into this Item 3.03.

Item 5.01	Changes in Control of Registrant.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.01.

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.02.

Item 5.06	Change in Shell Company Status.

As a result of the consummation of the First Surgical Texas Contribution described in Item 1.01 of this Current Report on Form 8-K, we are no longer a shell corporation as that term is defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act.

Item 9.01	Financial Statements and Exhibits

Financial Statements of Business Acquired

(a)	Filed herewith are the following:

Audited consolidated financial statements of First Surgical Texas, Inc. (f/k/a Piper Acquisition III, Inc.) for the year ended December 31, 2009 (see Exhibit 99.1)

Unaudited consolidated financial statements of First Surgical Texas, Inc. (f/k/a Piper Acquisition III, Inc.) for the nine and three months ended September 30, 2010 (see Exhibit 99.2)

(b)	Pro Forma Financial Information

Not Applicable

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(c)	Shell Company Transactions

Reference is made to Items 9.01(a) and the exhibits referred to therein, which are incorporated herein by reference.

(d)	Exhibits

Exhibit No.	Description

3.1	Certificate of Incorporation of Arkson Nutraceuticals Corp. (4)
3.2	Corporate Bylaws of Arkson Nutraceuticals Corp. (4)
3.3	Certificate of Amendment of Certificate of Incorporation dated January 11, 2008
3.4	Certificate of Correction dated February 8, 2008
3.5	Certificate of Amendment of Certificate of Incorporation dated August 6, 2008
3.6	Certificate of Amendment to Certificate of Incorporation dated November 30, 2010
3.7	Certificate of Ownership of Arkson Nutraceuticals Corp. (5)
4.1	Letter Loan Agreement by and between First Street Hospital, L.P. and the Bank of River Oaks dated January 8, 2008
4.2	Secured Promissory Note issued by First Street Hospital, L.P. to the Bank of River Oaks dated January 8, 2008
4.3	Unsecured Promissory Note issued by First Street Hospital, L.P. to the Bank of River Oaks dated May 4, 2010
4.4	Secured Construction Loan Agreement by and between First Street Hospital, L.P. and the Bank of River Oaks dated May 4, 2010
4.5	Promissory Note issued by First Street Surgical Center LP to Bank of River Oaks Date January 1, 2008
4.6	Secured Promissory Note issued by First Surgical Woodlands, L.P. to the Bank of River Oaks dated May 18, 2006
4.7	Secured Promissory Note issued by First Surgical Woodlands, L.P. to the Bank of River Oaks dated September 18, 2009
4.8	Long-term Line of Credit between First Street Surgical Center, L.P. and Jacob Varon dated June 1, 2006.
10.1	Contribution Agreement by and between Arkson Nutraceuticals Corp. and Piper Acquisition III, Inc., dated November 4, 2010.
10.2	Amendment to the Contribution Agreement by and between Arkson Nutraceuticals Corp. and Piper Acquisition III, Inc., dated November 24, 2010. (2)
10.3
Form of Non-Competition, Non-Disclosure and Non-Solicitation Agreement by and between First Surgical Texas, Inc. (f/k/a Piper Acquisition III, Inc., a wholly owned subsidiary of the Company), and former limited partners or members of First Street Hospital, L.P., First Surgical Woodlands, L.P., First Street Surgical Center, L.P. and First Surgical Partners, L.L.C.(3)

10.4
Form of Lock-Up Agreement by and between First Surgical Texas, Inc. (f/k/a Piper Acquisition III, Inc., a wholly owned subsidiary of the Company), and former limited partners or members of First Street Hospital, L.P., First Surgical Woodlands, L.P., First Street Surgical Center, L.P. and First Surgical Partners, L.L.C. (3)

10.5
Form of Voting Agreement by and between First Surgical Texas, Inc. (f/k/a Piper Acquisition III, Inc., a wholly owned subsidiary of the Company), and former limited partners or members of First Street Hospital, L.P., First Surgical Woodlands, L.P., First Street Surgical Center, L.P. and First Surgical Partners, L.L.C. (3)

10.6	Agreement entered by and between the Company and David Roff dated December 31, 2010(3)
10.7	Lease Agreement for First Street Surgical Center, L.P. dated April 1, 2003
10.8	Lease Agreement for First Street Hospital, L.P. dated September 17, 2006 (3)
10.9	Bariatric Program Sponsorship Agreement by and between the Company and Vital Weight Control, Inc. d/b/a NeWeigh dated May 1, 2006
10.10	Amendment to the Bariatric Program Sponsorship Agreement by and between the Company and Vital Weight Control, Inc. d/b/a NeWeigh dated February 13, 2008
10.11	Amendment to the Bariatric Program Sponsorship Agreement by and between the Company and Vital Weight Control, Inc. d/b/a NeWeigh dated December 10, 2009
10.12	Management Agreement by and between First Surgical Partners LLC and First Street Hospital LP
10.13	Management Agreement by and between First Surgical Partners LLC and First Surgical Woodlands LP
99.1	Audited consolidated financial statements of First Surgical Texas, Inc. (f/k/a Piper Acquisition III, Inc.) for the year ended December 31, 2009
99.2	Unaudited consolidated financial statements of First Surgical Texas, Inc. (f/k/a Piper Acquisition III, Inc.) for the nine and three months ended September 30, 2010

(1)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on November 15, 2010
(2)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on November 26, 2010
(3)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on January 6, 2011
(4)	Incorporated by reference to the Form 10 Registration Statement filed with the Securities and Exchange Commission on February 9, 2007
(5)	Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on February 8, 2011

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST SURGICAL PARTNERS INC.

Dated: March 4, 2011	By:	/s/ Anthony F. Rotondo
Name: Anthony F. Rotondo
Title: President and Chief Executive Officer
(Principal Executive Officer)

/s/Don Knight
Name: Don Knight
Title: Vice President of Finance
(Principal Accounting Officer)

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State of Delaware
Secretary of State
Division of Corporations
Delivered 03:38 PM 01/11/2008
FILED 03;38 PM 01/11/2008
SIZI7 080036808 - 2951292 FILE

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

Arkson Nutraceuticals Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Arkson Nutraceuticals Corp. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling for consideration thereof and consent thereto by a majority in interest of the stockholders of the corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “Fourth” so that, as amended, said Article shall be and read as follows:

The corporation shall have the authority to issue two hundred million shares of common stock with a par value of $0.0001 and fifty million shares of preferred stock with a par value of $0.0001. The preferred stock may be issued in series, each of which may have such voting powers and such designations, preferences and relative, participating, optional or other special rights, and qualifications, or restrictions thereof, as shall be stated in the resolutions providing for the issue of such stock adopted by the board of directors pursuant to authority expressly vested in it by this provision of its certificate of incorporation.

SECOND: That thereafter, written consents for the above amendment were obtained from a majority in interest of the stockholders in accordance with Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, the Board of Directors and Stockholders of Arkson Nutraceuticals Corp. has caused this certificate to be signed by Robert Auduon, an Authorized Officer, this 11th day of January, 2008.

By:	/s/Robert Auduon
Robert Auduon. President

State of Delaware Secretary of State Division of Corporations Delivered 06:20 PM 02/08/2008 FILED 06:20 PM 02/08/2008 SRV 080138308 - 2951292 FILE

STATE OF DELAWARE
CERTIFICATE OF CORRECTION

ARKSON NUTRACEUTICALS CORP., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

1.	The name of the corporation is Arkson Nutraceuticals Corp.

2.
That a Certificate of Amendment of Certificate of Incorporation was filed by the Secretary of State of Delaware on January 11, 2008 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of Delaware.

3.
The inaccuracy or defect of said Certificate is: Under the By-Laws of said Corporation a meeting of shareholders was required for the Amendment filed, but in fact no meeting was properly noticed or held: therefore said Certificate should not have been filed and the Directors of said Corporation wish to render the Certificate null and void.

4.	The Certificate of Amendment filed on January 11, 2008 should be rendered null and void.

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this Eighth Day of February, A.D. 2008.
By:	/s/Robert Auduon
Name:	Robert Auduon
Title:	President & Director

State of Delaware
Secretary of State
Division of Corporations

FILED 07:27 PM 09/06/2009
Delivered 07:27 PM 08/06/2008
SRV 080853147 – 2951292 FILE

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

Arkson Nutraceuticals Corp., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Arkson Nutraceuticals Corp. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling for consideration thereof and consent thereto by a majority in interest of the stockholders of the corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

The corporation shall have the authority to issue two hundred million shares of common stock with a par value of $0.0001 and fifty million shares of preferred stock with a par value of $0.0001. The preferred stock may be issued in series, each of which may have such voting powers and such designations, preferences and relative, participating, optional or other special rights, and qualifications, or restrictions thereof, as shall be stated in the resolutions providing for the issue of such stock adopted by the board of directors pursuant to authority expressly vested in it. by this provision of its certificate of incorporation.

SECOND: That thereafter, written consents fbr the above amendment were obtained from a majority in interest of the stockholders in accordance with Section 228 of the Genera] Corporation Law of the Stale of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment

IN WITNESS WHEREOF, the Board of Directors and Stockholders of Arkson Nutraceuticals Corp. has caused this certificate to be signed by Robert Audtion, an Authorized officer, this 6th day of August, 2008.

By:	/s/ Robert Auduon
Robert Auduon, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:57 PM 11/30/2010
FILED 03:47 PM 11/30/2010
SRV 101132155 - 2951292 FILE

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
ARKSON NUTRACEUTICALS CORP.

Arkson Nutraceuticals Corp. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That in lieu of a meeting and vote of stockholders at a meeting, stockholders representing a majority of the shares issued and outstanding and entitled to vote on the amendments, in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware, have given written consent authorizing the Corporation's Board of Directors to effect the following amendment to the Certificate of Incorporation of the Corporation, and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice, and that the Board of Directors of the Corporation, by the unanimous written consent of its members, filed with the minutes of the Board of Directors, have adopted resolutions authorizing and approving the following amendment to the Certificate of Incorporation of the Corporation:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by adding the following paragraph to ARTICLE FOUR:

"Effective as of December 13, 2010, for every 9 shares of Common Stock, then issued and outstanding, automatically and without any action on the part of the respective holders thereof, shall be converted and combined into one share of Common Stock. No fractional shares shall be issued as a result thereof. In lieu of issuing fractional shares, any fractional share resulting from the combination shall be rounded up to the nearest whole share of Common Stock. The reverse split shall not change the number of authorized shares of Common Stock."

SECOND; That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

THIRD: That this Certificate of Amendment of the Certificate of Incorporation shall be effective on December 13, 2010 (the "Effective Date").

IN WITNESS WHEREOF, Arkson Nutraceuticals Corp. has caused this certificate to be signed by David Roff, its President, on the 3rd day of November, 2010.

ARKSON NUTFtACEUTICALS CORP.

/s/ David Roff
By: David Roff
Its: President

1

LETTER LOAN AGREEMENT

January 8 , 2008

FIRST STREET HOSPITAL, L.P.
411 FIRST ST.
BELLAIRE, TEXAS 77401

Gentlemen:

Pursuant to our prior discussions, this Letter Loan Agreement will serve to set forth the terms of the financing agreement by and between FIRST STREET HOSPITAL, L.P., a Texas limited partnership (the "Borrower") and THE BANK OF RIVER OAKS (the "Lender"):

1,                Loans. Subject to the terms and conditions set forth in this Letter Loan Agreement (the "Loan Agreement") and the other agreements, instruments, and documents executed and delivered in connection herewith and pursuant hereto (collectively, together with this Loan Agreement, referred to hereinafter as the "Loan Documents"), Lender and Borrower hereby agree as follows:

(a)          Term Loan. Lender agrees to lend to Borrower, and Borrower agrees to borrow from Lender, an amount not to exceed $7,822,256.00 (the "Term Loan"). The Term Loan proceeds will be used by Borrower for debt consolidation.

(b)          Revolving Line of Credit Loan. Lender agrees to lend to Borrower, and Borrower may borrow from Lender, on a revolving basis, from time to time during the period commencing on the date hereof and continuing through and including a date one year from the note date (the "Termination Date"), such amounts as Borrower may request up to but not to exceed at any time outstanding, the amount of $750,000.00 (the "Revolving Line ofCredit  Loan"). The Revolving Line of Credit Loan proceeds will be used by Borrower solely for working capital. The Revolving Line of Credit Loan shall be due and payable in full on the Termination Date. Within the limits of this subparagraph, Borrower may borrow, repay, and reborrow hereunder in accordance with the terms of this Loan Agreement, Borrower shall give Lender not less than 2 business days' prior notice of each requested advance hereunder, specifying (9 the aggregate amount of such requested advance, and (ii) the requested date of such advance, with such advances to be requested in a form satisfactory to Lender.

The Revolving Line ofCredit Loan, and Term Loan are sometimes referred to hereinafter collectively as the "Loans".

2.                Promissory Notes. The Loans shall be evidenced by one or more promissory notes (collectively called, together with any renewals, extensions and increases thereof, the "Notes"), duly executed by Borrower, in the original principal amounts of $7,822,256.00 and $750,000.00 and in form and substance acceptable to Lender. Interest on the Notes shall accrue at the rate set forth therein. The principal of and interest on the Notes shall be due and payable in accordance with the terms and conditions set forth in the Notes and in this Loan Agreement.

3.               Collateral. As collateral and security for the Loans, and any and all other indebtedness or obligations from time to time owing by Borrower to Lender, Borrower shall grant, or cause the owner thereof to grant, to Lender, its successors and assigns, a lien and security interest (which shall be a first and prior lien and security interest therein), in and to the following described property, together with any and all products and proceeds thereof (collectively, the "Collateral"):

FIRST STREET HOSPITAL, L.P.

(a)     Real Property. The real property more particularly described on Exhibit "A" attached hereto and incorporated herein by reference (the "Property"), together with an assignment of all rents and leases with respect to the Property.

(b)     Personal Pr_Lp) erty. All ofBorrower's present and future accounts, inventory, equipment, fixtures, chattel paper, documents, instruments, and general intangibles.

4.                Guaranties. At closing, and as an inducement to Lender to execute and deliver this Loan Agreement and to make the Loans to Borrower, Borrower agrees to cause

Riva Linda Collins, M.D.	David L. Blumfield, M.D.	Kaare Kolstad, M.D.
4611 Locust	5215 Pine St.	3229 Locke Lane
Bellaire, Texas 77401	Bellaire, Texas 77401	Houston, Texas 77019

Franklin Rose, M.D.	Michael Ciaravino, M.D.	Ellegy Etter, M.D.
803 Country Lane	5-1-sxeetiiver 37go IS;atto	9315 Silver Lake
Houston. Texas 77024	Houston, Texas 744610	Houston, Texas 77025

Anthony Rotondo	Mark Labbe, M.D.	Patrick McCulloch, M.D.
8611 N. Fitzgerald Way	3424 Sunset Blvd.	2203 Baldwin St...it-53-1k
Missouri City. Texas 77459	Houston, Texas 77005	Houston, Texas 77002

Richard Nixon, M.D.	Todd Siff, M.D.	Kevin Varner, M.D.
17106 Wlinderhill Dr.	869 Country Lane	5212 Aspen
Spring, Texas 773 79	Houston, Texas 77024	Bellaire, Texas 77401

David E. Tomaszek, M.D.	Jacob() Varon, M.D.	Abcle,ikatler-Fttstelris.C.LL.
7439 Teaswood Dr.	5835 Shady River	6-FarntrarrParlr
Conroe, Texas 77304	Houston, Texas 77057	HaI r s tur71-14. . .

(collectively, the "Guarantor") to execute and deliver their guaranties to Lender, in form and substance satisfactory to Lender (collectively, the "Guaranty Agreement").

5.                Origination Fee. Lender shall be entitled to an origination fee of 0.25% of the Term Loan to be paid at funding of the Term Loan.

6.               Term Loan Prepayment. The Term Loan will cam/ a prepayment penalty as set forth in the provisions of the Term Loan promissory note.

FIRST STREET HOSPITAL, L.P.

7.                Closing Documents. Prior to or contemporaneously with the closing of the Loans, Borrower shall deliver, or cause to be delivered, to Lender, in addition to this Agreement and the Notes, the following agreements, documents, and instruments, each in the form required by Lender:

(a)          Deed of Trust and Security Agreement covering the Property.

(b)          Security Agreement covering the Personal Property.

(c)          UCC- I Financing Statements.

(d)          Lock Box Agreement.

(e)          Resolutions of Borrower, authorizing Borrower to enter into the transactions contemplated under this Loan Agreement and the other Loan Documents.

(0           Guaranty Agreement from Guarantor.

(g)         Such other agreements, instruments, documents, and certificates as may be requested by Lender to evidence the Loans and to grant and perfect a lien and security interest in the Collateral.

8.               Representations and Warranties. Borrower and each Guarantor to the extent that the stated action or information relates to Guarantor, hereby represents and warrants as follows:

(a)         Existence. Borrower is duly organized, validly existing, and is in good standing under the laws of the state of its formation and all other states where it is doing business, and has all requisite power and authority to execute and deliver this Loan Agreement and the other Loan Documents.

(b)         Authorization. The execution, delivery, and performance of this Loan Agreement and all of the other Loan Documents have been duly authorized, and constitute legal, valid, and binding obligations, enforceable inaccordance with their respective terms, except as limitedby bankruptcy, insolvencyor sinniarlaws of general application relating to the enforcement of creditors' rights and except to the extent specific remedies may generally be limited by equitable principles.

(c)         Authority. The execution, delivery, and performance of this Loan Agreement and the other Loan Documents, and the consummation of the transactions contemplated hereby and thereby, do not conflict with, result in a violation of, or constitute a default under (i) any provision of Borrower's governing documents, any other agreement or instrument, or (ii) any law, governmental regulation, court decree, or order applicable to Borrower, or require the consent, approval, or authorization of any third party.

(d)         Financial Condition Each financial statement supplied to Lenders prepared in accordance with generally accepted accounting principles, consistently appli ed, in effect on the date such statements were prepared and truly discloses and fairly presents the financial condition as of the date of each such statement, and there has been no material adverse change in such financial condition or results of operations subsequent to the date of the most recent financial statement supplied to Lender.

FIRST STREET HOSPITAL, L.P.

(e)        Litigation. There are no actions, suits or proceedings pending or, to the knowledge of Borrower, threatened against or affecting Borrower or the properties of Borrower, before any court or governmental department, commission or board, which, if determined adversely to Borrower, (i) would subject Borrower to any liability not fully covered by insurance, or (ii) would have a material adverse effect on the financial condition, properties, or operations of Borrower, or its ability to perform its obligations under this Loan Agreement.

(f)         Tax Returns. Borrower and each Guarantor has filed all federal, state, and local tax reports and returns, if any, required by any law or regulation to be filed by it and has either duly paid all taxes, duties, and charges, if any, indicated due on the basis of such returns and reports, except those being contested in good faith by appropriate proceeding, or made adequate provision for the payment thereof, and the assessment of any material amount of additional taxes in excess of those paid and reported is not reasonably expected.

(g)       No Material Changes. There is no fact known that has not been disclosed to Lender in writing which may result in any material adverse change in Borrower's business, properties or operations. No certificate or statement herewith or heretofore delivered to Lender in connection herewith, or in connection with any transaction contemplated hereby, contains any untrue statement of a material fact or fails to state any material fact necessary to keep the statements contained therein from being misleading. Borrower is not in default and no event or circumstance has occurred which, except for the passage of time or the giving of notice, or both, would constitute a default under any loan or credit agreement, mortgage, deed of trust, security agreement or other agreement or instrument. Since the date of the last financial statements delivered to Lender, neither the business nor the assets or properties of Borrower have been materially and adversely affected as a result of any fire, explosion, earthquake, flood, drought, windstorm, accident, strike or other labor disturbance, embargo, requisition, or taking of property or cancellation of contracts, permits or concessions by any domestic or foreign government or any agency thereof or by acts of God.

(h)       Ownership of Assets. Borrower owns all of the assets reflected on its most recent balance sheet free and clear of all liens, security interests or other encumbrances, except as previously disclosed in writing to Lender.

Governmental Authority . Borrower, (i) is not in violation of any law, judgment, decree, order, ordinance, or governmental rule or regulation, or (ii) has not failed to obtain any license, permit, franchise or other governmental authorization necessary to the ownership of any assets or properties or the conduct of business.

Principal Office. The principal office of Borrower, as well as the place at which Borrower keeps its books and records, is the address set forth above.

FIRST STREET HOSPITAL, L.P.

9.                Representation in Request for Advance. Each request for an advance hereunder shall constitute, a representation and warranty by Borrower that, as of the date of such request, (a) all of the representations and warranties of Borrower contained in this Loan Agreement and the other Loan Documents are true and correct, and (b) no event has occurred and is continuing, or would result from the requested advance, which constitutes an Event of Default under any of the Loan Documents. All representations and warranties made by Borrower in this Loan Agreement shall survive delivery of the Loan Documents and the making of the Loans.

10.              Conditions Precedent to the Loans. Any obligation of Lender to make the Loans shall be subject to the complete and continuing satisfaction, on or before the date hereof, of the following conditions precedent:

(a)       Loan Documents. Borrower, each Guarantor and any other person or entity required to do so shall have executed and delivered to Lender the Loan Documents to which they are a party and any and all other documents reasonably required or requested by Lender to give effect to the transactions contemplated by this Loan Agreement, all in form and substance satisfactory to Lender and its counsel.

(b)       Real Estate. With regard to the Property, Lender shall receive the following (i) a current commitment for a Mortgagee's Title Insurance Policy issued for the benefit of Lender at Bon-owees expense, agreeing to insure Lender's lien as a first and prior lien and subject to no exceptions other than as agreed upon by Lender, in its sole discretion; (ii) an MAI appraisal satisfactory to Lender performed on an "As Is" basis; (iii) an acceptable survey prepared by a licensed surveyor or engineer; and (iv) an environmental site audit or assessment performed by an engineer or other environmental consultant acceptable to Lender.

(c)        Additional Agreements Lender shall have received such other agreements, instruments, documents, and certificates incidental and appropriate to the transaction provided for herein as Lender or its counsel may reasonably request.

11.             Conditions Precedent to Future Advances . Lender's obligation to make any advance under this Loan Agreement and the other Loan Documents shall be, in addition to the conditions precedent set forth in paragraph 10 hereof, subject to the additional conditions precedent that, as of the date of such advance and after giving effect thereto, (a) all representations and warranties made to Lender by Borrower in this Loan Agreement and the other Loan Documents shall be true and correct, as of and as if made on such date; (b) no material adverse change in Borrower's financial condition since the effective date of the most recent financial statements furnished to Lender by Borrower shall have occurred and be continuing; and (c) Lender has received a request for advance from Borrower, such request to be in a form acceptable to Lender, provided, Lender may advance under this Loan Agreement upon or at the verbal request of Don Knight, Anthony Rotondo, M.D., or Jacobo Varon, M.D. to be confirmed in writing.

12.              Affirmative Covenants. Until the Loans and all other obligations and liabilities of Borrower under this Loan Agreement and the other Loan Documents are fully paid and satisfied, Borrower and each Guarantor to the extent that the stated action or information relates to such Guarantor, agrees and covenants that it will, unless Lender shall otherwise consent in writing:

FIRST STREET HOSPITAL, L.P.

(a)          Books and Records. Borrower shall maintain its books and records in accordance with generally accepted accounting principles, applied on a consistent basis, and permit Lender to examine, audit, and make and take away copies or reproductions, at all reasonable times.

(b)       Payments of Obligations Borrower shall pay and discharge when due all of its indebtedness and obligations, including without limitation, all assessments, taxes, governmental charges, levies and liens, of every kind and nature, imposed upon Borrower or its properties, income, or profits, prior to the date on which penalties would attach, and all lawful claims that, if unpaid, might become a lien or charge upon any of Borrower's properties, income, or profits; provided, however, Borrower will not be required to pay and discharge any such assessment, tax charge, levy, lien or dahlias long as (i) the legality of the same shall be contested in good faith by appropriate judicial, administrative or other legal proceedings, and (ii) Borrower shall have established on its books adequate reserves with respect to such contested assessment, tax, charge, levy, lien or claim in accordance with generally accepted accounting principles, consistently applied.

(c)        Compliance with Laws. Borrower shall conduct its business in an orderly and efficient manner consistent with good business practices, and perform and comply with all statutes, rules, regulations and/or ordinances imposed by any governmental unit upon Borrower and its businesses and operations.

(d)       Insurance. Borrower shall maintain insurance, including but not limited to, hazard, fire, comprehensive property damage, flood, public liability, worker's compensation, business interruption, professional liability, and other insurance in such form and substance and with Lender listed as an additional insured, mortgagee and/or loss payee, as deemed appropriate by Lender. Upon request of Lender, Borrower will furnish or cause to be furnished to Lender from time to time a summary of the respective insurance coverage of Borrower in form and substance satisfactory to Lender and if requested will furnish Lender with copies of the applicable policies.

(e)       Right of Inspection. Borrower shall permit such persons as Lender may designate to visit its properties and installations and examine, make, and take away copies of its books and records, as Lender may reasonably desire, including annual field audits to be conducted at Borrower's expense as Lender deems necessary.

(0           Cure of Defect. Borrower shall promptly cure any defects in the execution and delivery of any of the other Loan Documents and all other instruments executed in connection with this transaction.

(g)         Additional Documentation Borrower shall execute and deliver, or cause to be executed and delivered, any and all other agreements, instruments, or documents which Lender may reasonably request in order to give effect to the transactions contemplated under this Loan Agreement and the other Loan Documents.

FIRST STREET HOSPITAL, L.P.

(h)       Legal Existence. Borrower shall do or cause to be done all things necessary to preserve and keep in full force and effect Borrower's partnership existence in good standing.

(i)        Maintenance of Assets. Borrower shall maintain all of its material assets, both real and personal, used in the conduct of its business, in good condition, repair, and working order, and supplied with all necessary equipment, and cause to be made all necessary repairs, renewals, replacements, and improvements thereof and thereto, so that the business carried on in connection therewith may be properly and advantageously conducted at all times.

(j)        Notice of Matters. Borrower shall promptly inform Lender of (i) any and all material adverse changes in its financial condition, (ii) all claims which could maters all affect its financial condition, (iii) after the commencement thereof, notify Lender of all actions, suits, and proceedings before any court or any governmental department, commission, or board, and (iv) of the creation, occurrence, or assumption of any actual or contingent liabilities not permitted under this Loan Agreement.

(k)        Primary Depository Relationship Borrower shall establish and maintain its primary operating and related account(s) with Lender.

Automatic Debit. Borrower shall maintain an account with Lender for the automatic debit of payments on the Term Loan.

(m)      Lock Box. Borrower shall maintain an account with Lender for the deposit of all payments on accounts. All invoices related to Borrower's accounts shall set forth the Lock Box account as the sole address for payment. Lender shall have exclusive and unrestricted access to the Lock Box pursuant to the Lock Box Agreement.

(n)        Right to Additional Information. Borrower shall furnish Lender with such additional information and statements, lists of assets and liabilities, tax returns, and other reports with respect to its financial condition and business operations as Lender may request from time to time.

13.              Financial Covenants. Until the Loans and all obligations and liabilities of Borrower under this Loan Agreement and the other Loan Documents are fully paid and satisfied, Borrower agrees and covenants that it will maintain the following financial covenants unless Lender shall otherwise consent in writing:

(a)          Debt Service Coverage Ratio. Borrower will maintain, as of the last day of each fiscal year beginning with the end of the first (1st) fiscal year after the date of this Agreement, a ratio of (a) net income after taxes plus (i) depreciation, (ii) amortization and (iii) other non-cash expenses for the 12 month period ending with such fiscal year to (b) current maturities of long-term debt (principal and interest) for such 12 month period, of not less than 1.25 to 1.0 and supply Lender with a calculation, in form acceptable to Lender, of the Debt Service Coverage Ratio signed by its chief operating officer or equivalent ranking officer.

FIRST STREET HOSPITAL, L.P.

(b)         Maintenance of Books and Records. Borrower shall keep records and books of account (including, but not limited to, such records as are necessary to determine compliance with the Loan Agreement) in accordance with generally accepted accounting principles consistently applied and reflecting all transactions of the Borrower.

Unless otherwise specified, all accounting and financial terms and covenants set forth above are to be determined according to generally accepted accounting principles, consistently applied.

14.              Negative Covenants. Until the Loans and all other obligations and liabilities of Borrower under this Loan Agreement and the other Loan Documents are fully paid and satisfied, Borrower will not, without the prior written consent of Lender:

(a)        Nature of Business; Change of Management or Operation. Borrower shall not make any material change in the nature of the business as carried on as of the date hereof, including, but not limited to, any material change in the management or operation of its business and no material changes to its existing partnership agreement without the prior written consent of Lender.

(b)       Liquidations; Mergers; Consolidations. Borrower shall not liquidate, merge, or consolidate with or into any other entity.

(c)        Sale of Assets. Borrower shall not sell, transfer, or otherwise dispose of any of its assets or properties, other than in the ordinary course of business.

(d)       Transfer of Ownership. Borrower shall not. permit the sale or other transfer of a controlling ownership interest in Borrower.

(e)       No Additional Debt. Borrower will not incur any additional indebtedness other than in the ordinary course of business or guaranty the indebtedness of any third party without Lender's prior written consent.

No Owner Distributions. In the event of a default under any of the loan documents, Borrower will not, without Lender's written consent pay any dividends, fees or financial distributions of any kind to any owner, shareholder, partner or investor during the term of the Loan.

(g)        No Liens. Borrower will not permit any additional liens other than in favor of Lender against its assets nor will it pledge any of its assets to any other creditor without Lender's prior written consent.

(h)       No Change in Partnership. Borrower will not cause or permit any material change to its limited partnership structure or agreement without Lender's prior written consent.

FIRST STREET HOSPITAL, L.P.

(i)              No Capital Expenditures. Borrower will not make cumulative capital expenditures in excess of $100,000.00 in any twelve month period without Lender's prior written consent.

(j)              Government Regulation. Borrower shall not (i) be or become subject at any time to any law, regulation, or list of any government agency including, without limitation, (the U.S. Office of Foreign Asset Control list) that prohibits or limits Lender from making any advance or extension of credit to Borrower or from otherwise conducting business with Borrower, or (ii) fail to provide documentary and other evidence of Borrower's identity as may be requested by Lender at any time to enable Lender to verify Borrower's identity or to comply with any applicable law or regulation, including, without limitation, Section 326 of the USA Patriot Act of 2001, 31 U.S.C. Section 5318.

15.              Reporting Requirements. Until the Loans and all other obligations and liabilities of Borrower under this Loan Agreement and the other Loan Documents are fully paid and satisfied, Borrower and each Guarantor to the extent that the stated action or information relates to such Guarantor, will, unless Lender shall otherwise consent in writing, furnish to Lender:

(a)        Events of Default. As soon as possible and in any event within 5 days after the occurrence of each Event of Default (as defined herein) or each event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default, together with the statement of the President and/or Chief Financial Officer of the general partner of Borrower setting forth the details of such Event of Default or event and the action which Borrower proposes to take with respect thereto.

(b)       Borrower's Monthly. Within thirty (30) days of the last day o f each operating month, the Borrower shall provide financial reports for the Borrower and Collateral including, but not limited to, balance sheets, income statements, accounts receivable aging, and accounts payable aging acceptable to Lender.

(c)       Borrower's Annual. The Borrower shall submit, within 90 days of the last day of each fiscal year, Borrower's audited financial statements prepared by a certified public accountant acceptable to Lender.

(d)       Guarantor's Information. Each Guarantor shall submit a current financial statement for the previous calendar year within sixty (60) days of the last day of each fiscal year, which financial statement shall contain such information as reasonably requested by Lender, including, but not limited to, balance sheet, income statement and schedule of contingent liabilities.

(e)         Tax Returns. As soon as available and in any event within 30 days of the filing thereof; a copy of the tax return filed by Borrower and each Guarantor with the Internal Revenue Service and in the event of an extension, verification of the extension filing.

(0           Governmental Action. Promptly after the commencement thereof, and upon request for each Guarantor, notice of all actions, suits, and proceedings before any court or any governmental department, commission, or board affecting Borrower or any of its properties.

FIRST STREET HOSPITAL, L.P.

(g)         Evidence of Payment of Obligations. Upon demand of Lender, evidence of payment of all assessments, taxes, charges, levies, liens, and claims against Borrower's properties.

(h)       Right to Additional Information. Borrower and each Guarantor shall furnish Lender with such additional information and statements, lists of assets and liabilities, tax returns, and other reports with respect to its financial condition and business operations as Lender may reasonably request from time to time.

All references to a preceding period shall mean the period ending as of the end of the month, quarter, or fiscal year for which the applicable report is delivered. All references to a period immediately following shall mean the period beginning on the first day of the month, quarter or fiscal year following the end of the period for which the applicable report is delivered. All financial reports furnished to Lender pursuant to this Loan Agreement shall be prepared in such form and such detail as shall be satisfactory to Lender, shall be prepared on the same basis as those prepared in prior years, and shall be duly certified by the reporting party as being true and correct in all material aspects.

16.              Events of Default. Bach of the following shall constitute an Event of Default" under this Loan Agreement:

(a)         Any default in the payment when due of any part of the principal of, or interest on, the Notes or any other indebtedness or obligation from time to time owing by Borrower to Lender.

(b)         The failure to maintain the insurance coverage as required by the Loan Documents.

(c)         Any default, breach or failure in the performance of any term, condition, warranty, agreement, or covenant of this Loan Agreement or any of the other Loan Documents.

(d)         Any representation or warranty set forth in this Loan Agreement or in any of the other Loan Documents is proven to have been false or untrue in any material respect when made.

(e)         Any event which results in or permits the acceleration of the maturity of any indebtedness of Borrower to others under any agreement or undertaking.

(0        Borrower suspends the transaction of its business for any period of time.

FIRST STREET HOSPITAL, L.P.

(g)          If Borrower or any Obligated Party (as defined below): ( i) becomes insolvent, or makes a transfer in fraud of creditors, or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts as they become due; (ii) generally is not paying its debts as such debts become due; (iii)has a receiver, trustee, or custodian appointed for, or take possession of, all or substantially all of the assets of such party, either in a proceeding brought by such party or in a proceeding brought against such party and such appointment is not discharged or such possession is not terminated within 60 days after the effective date thereof or such party consents to or acquiesces in such appointment or possession; (iv) files a petition for relief under the United States Bankruptcy Code or any other present or future federal or state insolvency, bankruptcy, or similar laws all of the foregoing (hereinafter collectively called "Applicable Bankruptcy Law") or an involuntary petition for relief is filed against such party under any Applicable Bankruptcy Law and such involuntary petition is not dismissed within 60 days after the filing thereof, or an order for relief naming such party is entered under any Applicable Bankruptcy Law, or any composition, rearrangement, extension, reorganization, or other relief of debtors now or hereafter existing is requested or consented to by such party; (v) fails to have discharged within a period of 30 days any attachment, sequestration, or similar writ levied upon any property of such party; or (vi) fails to pay within 30 days any final money judgment against such party. The term " Obligated Party " as used herein, shall mean any party other than Borrower who secures, guaranties, and/or is otherwise obligated on all or any portion of the indebtedness evidenced by the Notes.

(h)          The liquidation, dissolution, merger, or consolidation of Borrower.

(i)           Any material adverse change in the financial condition or results of operation of Borrower or any Guarantor since the effective date of any financial statement previously furnished to Lender by Borrower or such Guarantor has occurred and is continuing.

Any default, breach, or failure in performance of any term, condition, warranty, agreement, or covenant of Borrower under the terms of any of its indebtedness to Lender.

Notwithstanding anything hi the Loan Documents to the contrary, upon the occurrence of an Event of Default as defined by subparagraphs (a) or (b) above, Lender shall give Borrower notice of same and if such Event of Default is not cured within 10 days after the date such notice is given by Lender, Lender may exercise any of the remedies provided in the Event of Default. Notwithstanding anything in the Loan Documents to the contrary, upon the occurrence of an Event of Default other than as specified in subparagraphs (a) or (b) above, Lender shall give Borrower notice of same, and if such Event of Default is not cured within 30 days after the date such notice is given by Lender, Lender may exercise any of the remedies provided in the Event of Default; provided, however, if such Event of Default m ay not be cured within such 30 day period and Borrower is taking all reasonable actions in regard to curing same, Borrower shall be allowed a reasonable time to perform or take such actions required to cure the Event of -Default, and Lender shall be advised of the status of all actions being taken by Borrower. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, CONCURRENTLY AND A UTOMAT1CA LLY WITH THE OCCURRENCE OF AN EVENT OF DEFAULT, FURTHER ADVANCES ON THE LOANS SHALL CEASE UNTIL SUCH EVENT OF DEFAULT IS CURED.

FIRST STREET HOSPITAL, L.P.

17.          Remedies. Upon the occurrence of any one or more of the foregoing Events of Default, and the expiration of any applicable right to cure period, the entire unpaid balance of principal of the Notes, together with all accrued but unpaid interest thereon, and all other indebtedness then owing by Borrower to Lender, shall, at the option of Lender, become immediately due and payable without further presentation, demand for payment, notice of intent to accelerate, notice of acceleration or dishonor, protest or notice of protest of any kind, all of which are expressly waived by Borrower. All rights and remedies of Lender set forth in this Loan Agreement and in any of the other Loan Documents may also be exercised by Lender at its option to be exercised in its sole discretion, upon the occurrence of an Event of Default, and the expiration of any applicableright to cure period.

18.         Rights Cumulative. All rights of Lender under the terms of this Loan Agreement shall be cumulative of, and in addition to, the rights of Lender under any and all other agreements between Borrower and Lender including, (but not limited to, the other Loan Documents), and not in substitution or diminution of any rights now or hereafter held by Lender under the terms of any other agreement.

19.         Waiver and Agreement. Neither the failure nor any delay on the part of Lender to exercise any right, power or privilege herein or under any of the other Loan Documents shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any provision in this Loan Agreement or in any of the other Loan Documents and no departure by Borrower there from shall be effective unless the same shall be in writing and signed by Lender, and then shall be effective only in the specific instance and for the purpose for which given and to the extent specified in such writing. No modification or amendment to this Loan Agreement or to any of the other Loan Documents shall be valid or effective unless the same is signed by the party against whom it is sought to be enforced.

20.         Maximum Interest Rate. Regardless of any provision contained in this Loan Agreement, any of the other Loan Documents, or any other document or instrument executed pursuant hereto or thereto, Lender shall never be entitled to receive, collect, charge or apply, as interest on the Loans contemplated hereunder, any amount in excess of the highest lawful rate, and, in the event Lender ever receives, collects, charges or applies as interest, any such excess, such amount which would be excessive interest shall be deemed a partial prepayment of principal and treated hereunder as such; and, i idle principal debt of the Loans is paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether or not the interest paid or payable under any specific contingency exceeds the highest lawful rate, Borrower and Lender shall, to the maximum extent permitted under applicable law, (i) characterize any 11 on- principal payment as an expense, fee, or premium rather than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, prorate, allocate, and spread, in equal pails, the total amount of interest throughout the entire contemplated term of the Loans so that the interest rate is uniform throughout the entire term of the Loans; provided, that if the Loans are paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received for the actual period of existence thereof exceeds the highest lawful rate, Lender shall refund to Borrower or credit against the principal debt of the Loans the amount of such excess and, in such event, Lender shall not be subject to any penalties provided by any laws for contracting for, charging, taking, reserving, or receiving interest in excess of the highest lawful rate.

FIRST STREET HOSPITAL, L.P.

21.              Chapter 346. Borrower and Lender hereby agree that Chapter 346 of the Texas Finance Code (regulating certain revolving credit loans and revolving tri-party accounts) shall not apply to the Loan Documents.

22.             Notices. Except as otherwise provided herein, all notices, demands, requests, and other communications required or permitted hereunder shall be given in writing and sent by (i) personal delivery, or (ii) expedited delivery service with proof of delivery, or (iii) United States mail, postage prepaid, registered or certified mail, return receipt requested, or (iv) facsimile provided that such facsimile is confirmed by expedited delivery service or by United States mail in the manner previously described), addressed to the addressee at such party's address contained in the Loan Documents, or to such other address as either party shall have designated by written notice, sent in accordance with this paragraph at least 30 days prior to the date of the giving of such notice. Any such notice or communication shall be deemed to have been given and received either at the time of personal delivery, or in the case of mail, as of 3 days after deposit in an official depository of the United States mail, or in the case of del i very service or facsimile, upon receipt. To the extent actual receipt is required, rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was received shall be deemed to be receipt of the notice, demand, request or other communication sent.

23.              Construction. This Loan Agreement and the other Loan Documents have been executed and delivered in the State of Texas, shall be governed by and construed in accordance with the laws of the State of Texas, and shall be performable by the parties hereto in Harris County, Texas.

24,              Choke of Forum; Consent to Service of Process and Jurisdiction. Any suit, action or proceeding against Borrower with respect to this Loan Agreement, the Notes or any judgment entered by any court in respect thereof, may be brought in the courts of the State of Texas, County of Harris, or in the United States courts located in the State of Texas as Lender in its sole discretion may elect and Borrower hereby submits to the non-exclusive jurisdiction of such courts for the purpose of any such suit, action or proceeding. Borrower hereby irrevocably waives any objections which it may now or hereafter have to the laying of venue of an suit, action or proceeding arising out of or relating to this Loan Agreement or the Note brought in the courts located in the State of Texas, County of Han-is, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum.

25.              invalid Provisions. If any provision of this Loan Agreement or any of the other Loan Documents is held to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable and the remaining provisions of this Loan Agreement or any of the other Loan Documents shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance. Furthermore, in lieu of each such illegal, invalid or unenforceable provision, there shall be added as part of such Loan Documents a provision mutually agreeable to Borrower and Lender as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable. In the event Borrower and Lender are unable to agree upon a provision to be added to the Loan Documents within a period of 10 business days after a provision of the Loan Documents is held to be illegal, invalid or unenforceable, then a provision acceptable to Lender as similar in terms to the illegal, invalid and unenforceable provision as is reasonably possible and be legal, valid and enforceable shall be added automatically to such Loan Documents. In either case, the effective date of the added provision shall be the date upon which the prior provision was held to be illegal, invalid or unenforceable.

FIRST STREET HOSPITAL, L.P.

26.              Expenses. Borrower shall pay all costs and expenses (including, without limitation, the reasonable attorneys' fees of Lender's legal counsel) in connection with (i) the preparation of this Loan Agreement and the other Loan Documents, and any and all extensions, renewals, amendments, supplements, extensions or modifications thereof, (ii) any action required in the course of administration of the Loans, and (iii) any action in the enforcement of Lender's rights upon the occurrence of Event of Default.

27.             Binding Effect. This Loan Agreement shall be binding upon and inure to the benefit of  Borrower, Lender and their respective heirs, successors, assigns and legal representatives; provided however, that Borrower may not, without the prior written consent of Lender, assign any rights, powers, duties or obligations there under.

28.              Offset. Upon an Event of Default which remains uncured after notice and the opportunity to cure, as provided above, Borrower grants to Lender the right of offset, to secure repayment of the Notes, upon any and all moneys, securities, or other property of Borrower and the proceeds there from, now or hereafter held or received by or in transit to Lender or any of its agents, from or for the account of Borrower whether for safe keeping, custody, pledge, transmission, collection, or otherwise, and also upon any and all deposits (general or special) and credits of Borrower, and any and all claims of Borrower against Lender (or any of them) at any time existing.

29.              Headings. Section headings are for convenience of reference only and shall in no way affect the interpretation of this Loan Agreement.

30.             Survival, All representations and warranties made by Borrower in this Loan Agreement shall survive delivery of the Notes and the making of the Loans.

31.               No Third Party Beneficiary. The parties do not intend the benefits of this Loan Agreement to inure to any third party, nor shall this Loan Agreement be construed to make or render Lender liable to any material man, supplier, contractor, subcontractor, purchaser or lessee of any property owned by Borrower, or for debts or claims accruing to any such persons against Borrower. Notwithstanding anything contain ed herein or in the Notes, or in any other Loan Documents, or any conduct or course of conduct by any or all of the parties hereto, before or after signing this Loan Agreement or any of the other Loan Documents, neither this Loan Agreement nor any other Loan Documents shall be construed as creating any right, claim or cause of action against Lender, or any of its officers, directors, agents or employees, in favor of any material man, supplier, contractor, subcontractor, purchaser or lessee of any property owned by Borrower, nor to any other person or entity other than Borrower.

FIRST STREET HOSPITAL, L.P.

32.               Counterparts. This Loan Agreement may be separately executed in any number of counterparts, each of which shall be an original, but all of which, taken together, shall be deemed to constitute one and the same agreement.

33.             Waiver of Special Damages . BORROWER WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT BORROWER MAY HAVE TO CLAIM OR RECOVER FROM LENDER IN ANY LEGAL ACTION OR PROCEEDING ANY SPECIAL, EXEMPLARY, PUNITIVE, OR CONSEQUENTIAL DAMAGES.

34,              Jury Waiver. BORROWER AND LENDER HEREBY VOLUNTARILY, KNOWINGLY, I RREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE (WHETHER BASED UPON CONTRACT, TORT OR OTH ERWISE) B ETWEEN OR AMONG BORROWER AND LENDER ARISING OUT OF OR IN ANY WAY R ELATED TO THIS LOAN AGREEMENT, ANY OT HER LOAN DOCUMENTS OR ANY RELATIONSHIP BETWEEN OR AMONG THEM. THIS PROVISION IS A MATERIAL INDUCEMENT TO LENDER TO PROVIDE THE FINANCING DESCRIBED HEREIN OR IN THE OTHER LOAN DOCUMENTS.

35.             Imaged Documents. Borrower and all sureties, endorsers, guarantors, and any other party now or hereafter liable for the .payment of the Loan, in whole or in part, (1) understand and agree that Lender's document retention policy may involve the imaging of executed Loan Documents, which includes but is not limited to any note, guaranty, deed of trust, security agreement, assignment, financing statement and any other document which evidences any indebtedness owed by Borrower to Lender and/or secures such indebtedness, and the destruction of the paper original, including the original note, and (ii) waive any rights and/or defenses that it may have to the use of such imaged copies of Loan Documents in the enforcement of any of Lender's rights in a court of law or otherwise and/or as to any claim that such imaged copies of the Loan Documents are not originals.

36.             Arbitration. Borrower, Lender and Guarantor agree that all disputes, claims and controversies between them whether individual, joint, or class in nature, arising from this document or otherwise, including without limitation contract and tort disputes, shall be arbitrated pursuant to the Rules of the American Arbitration Association in effect at the time the claim is filed, upon request of either party. No act to take or dispose of any Collateral or Property (as defined herein or in any Related Document) securing this document shall constitute a waiver of this arbitration agreement or be prohibited by this arbitration agreement. This includes, without limitation, obtaining injunctive relief, including but not limited to, a temporary restraining order, temporary injunction or prejudgment writs of garnishment, attachment or sequestration, or a receiver from a court of competent jurisdiction, or invoking a power of sale under any deed of trust or mortgage; or exercising any rights relating to personal property, including taking or disposing of such property with or without judicial process pursuant to applicable law. Any disputes, claims, or controversies concerning the lawfulness or reasonableness of any act, or exercise of any right, concerning any Collateral or Property securing this document, including any claim to rescind, reform, or otherwise modify any agreement relating to the Collateral or Property securing this document, shall also be arbitrated, provided however that no arbitrator shall have the right or the power to enjoin or restrain any act of any party such authority being reserved to a court of competent jurisdiction. Judgment

Address:	THE BANK OF RIVER OAKS
2929 KIRBY
HOUSTON, TEXAS 77098	By:	[Illegible]
	Name:	[Illegible]
	Title:	SR. Vice-President

BORROWER:

Address:	First Street Hospital, L.P.
411 First Street
Bellaire, Texas 77401
By:	First Surgical Partners, L.L.C., a Texas limited liability company, its general partner

	By:	/s/Tony Rotondo

Tony Rotondo, Member

	By:	/s/Jacobo Varon

Jacobo Varon, M.D. Member

ACCEPTED this 8 day of January, 2008

List of Attachments

Exhibit "A" Property

GF No. 07-40104499

    EXHIBIT "A"

TRACT 1:

0,4821 acre tract of land in Block Three (3) of the TOWN OF BELLAIRE, according to the map or plat thereof recorded in Volume 3, Page 59 of the Map Records of Harris County, Texas, and also including the adjoining North 1/2 of a ten foot wide alley described in Quitclaim Deed recorded under Harris County Clerk's File No. S228250; said 0.4821 acre tract being more fully described by metes and bounds on Exhibit "A-1" attached hereto.

TRACT 2:

Rights regarding an overhead walkway or pedestrian bridge above that certain 2,380 square feet portion of Chestnut Street, Bellaire, Harris County, Texas, described in Exhibit "A-1" and as described in that Consent to Encroachment executed by the City of Bellaire to Jacob° Varon, Trustee, and First Street Holdings, Ltd., recorded under Harris County Clerk's File No. Y820021.

EXHIBIT "A-1"
Tract 1

' FIELD NOTES

0.4821 Acre .tor 21,000 square feet) out of Block 3 of the Townsite of Bellaire, in the City of Bellaire, Harris County, Texas, according to the plat of said townsite recorded in Volume 3, Page 59, Harris County Map Recorded, and being all of Lots 1, 2 ad 3 of said Block and the north half of the adjacent 10 foot Alley described in Quit Claim Deed from the City of Bellaire recorded under Harris County Clerk's File No. S 228250, said 0.4821 acre of land being more particularly described as follows:

BEGINING at a 5/8" iron rod set for corner at the northeast corner of said Lot 1 on the south right-of-way line of Chestnut Street at its intersection with the west right-of-way line of First Street, both 60 feet wide, and located 0.80 foot south of a found .5/8" iron rod with cap;

THENCE South in part with the east line of said Lot 1 and with said west right-of-way line, at i35.00..feet pass the southeast darner of said Lot, and continuing a total of 140.00 feet to a 5/8" iron rod set for corner on the centerline of said alley;

THENCE West with the centerline of said alley 150.00 feet to a 5/8" iron rod set for corner;

THENCE North, at 5.00 feet pass the southwest corner of Lot 3 and the southeast corner of Lot 4, and continue a total distance of 140.00 feet to a 5/8" iron rod set for corner at the northwest corner of Lot 3 and the northeast corner of Lot 4 on the south right-of-way line of Chestnut Street, and from which a found 6/8" iron rod with cap bears North 0.18 foot and West 0.18 foot;

THENCE. East with the north line of Lots 3, 2 and 1 and with said south right-of-way line 150.0 feet to the PLACE OF BEGINNING.

/S/Chalmers R. Miller
Chalmers R. Miller,
Registered Professional
Land Surveyor No. 4222.

NOTE: THIS COMPANY DOES NOT REPRESENT THAT THE ABOVE ACREAGE
AND OR SQUARE FOOTAGE CALCULATIONS ARE CORRECT_

EXHIBIT "A-1"

Tract 2

FIELD NOTES

2380 Square Feet of land, being a strip of land 39.67 feet wide across the sixty foot wide right-of-way of Chestnut Street between Nook 2 and Kook 3 of the Townsite of Bellaire, plat of which is recorded in Volume 3, Page 59, Harris County Map Records, being in the City of Bellaire in Harris County, Texas, said strip of Land being more particularly described as follows;

Beginning at a point on the north-right-of-way line of Chestnut Street and the south line of said Block 2 from which the southeast corner of Block 2 at the intersection of said north right-of-way line with the west right-or-way line of Firet SMrset beams Soot 10.00 feet;

THEWS Oauth across, Chestnut Street 60.00 feet to a point for corner on the south right-of-way line of Chestnut Street and the north line of paid Block 3, from which the northeast corner of Block 3 at the intersection of said right-of-way line with said went right-of-way line of First Street bears East 10.00 feet; -

THENCE West with said south right-of-way line 39.67 feet to a point for earner;

THENCE North across Chestnut Street 60.00 feet to a point for earner on said north right-or-way line and the south line of Block 2;

THNCE East with said line 39.67 feet to the PLACE OF BEGINNING.

/s/ Chalmers R. Miller
Chalmers R. Miller
Registered Professional
Land Surveyor No. 4222.

NOTE: THIS COMPANY DOES NOT REPRESENT THAT THE ABOVE ACREAGE
AND OR SQUARE FOOTAGE CALCULATIONS ARE CORRECT.

PROMISSORY NOTE
$750,000.00	January 8,, 2008

FOR VALUE RECEIVED, the undersigned, FIRST STREET HOSPITAL, L.P., a Texas limited partnership (the "Maker", whether one or more, and if more than one, jointly and severally) promises to pay to the order of THE BANK OF RIVER OAKS (the "Payee", together with any and all subsequent owners and holders of this Note), at its offices at 2929 KIRBY, HOUSTON, TEXAS 77098 or such other place as Payee shall designate in writing to Maker, which at the time of payment is legal tender of the United States of America for payment of public and private debts the principal sum of $750,000,00, or so much thereof as may be advanced and outstanding hereunder, together with interest thereon from and after date hereof until maturity at a rate per annum which shall from day to day be equal to the lesser of (a) a fluctuating rate per annum (the "Contract Rate") which is equal to the Index Rate (as hereinafter defined) in effect from day to day, each such change in the Contract Rate hereunder to become effective, without notice to Maker, on the effective date of each change in the Index Rate, computed on the basis of a year of 360 days, unless such calculation would result in a usurious rate, in which case interest shall be calculated on the per annum basis of 365 or 366 days, as the case may be, and for the actual number of days elapsed (including the first day but excluding the last day), or (b) the Maximum Rate (as hereinafter defined); provided, however, if at any time the Contract Rate shall exceed the Maximum Rate, thereby causing the interest rate on the principal of the Note to be limited to the Maximum Rate, then notwithstanding any subsequent change in either the Index Rate or the Maximum Rate that would otherwise reduce the Contract Rate to less than the Maximum Rate, the rate of interest on the principal of this Note shall remain equal to the Maximum Rate until the total amount of interest accrued on the principal of this Note equals the amount of interest which would have accrued on the principal of this Note if the Contract Rate had at all times been in effect. As used herein, the term "Index Rate" shall mean at any time the rate of interest per annum then most recently established by J.P. Morgan Chase Bank (or its successors), as its prime rate.

It is expressly understood, notwithstanding any provision herein to the contrary, that this Note is a revolving line of credit Note established pursuant to the terms of a Letter Loan Agreement (the "Loan Agreement") of even date herewith, by and between Maker and Payee. Subsequent and periodic advances in various increments will be made to Maker pursuant to the Loan Agreement up to, but in no event to exceed, the maximum of the face value hereof. The unpaid principal balance of this Note at any time shall be the total amounts loaned or advanced hereunder by Payee, less the amount of payments or prepayments of principal made hereon by or for the account of Maker. It is contemplated that by reason of prepayments hereon, there may be times when no indebtedness is owing hereunder; provided, notwithstanding such occurrence, this Note shall remain valid and shall be in full force and effect as to the advances made pursuant to and under the terms of this Note subsequent to such occurrence. Each advance and each payment on account of principal or interest shall be reflected by a notation made by Payee in its records kept in the ordinary course of its business with regard to this Note. The aggregate unpaid amount of advances reflected by the notations in such records shall be deemed rebuttable presumptive evidence of the principal amount owing under this Note, which amount Maker unconditionally promises to pay to the order of Payee under the terms hereof. In the event that the unpaid principal amount hereof at any time, for any reason, exceeds the maximum amount specified in the Loan Agreement, Maker covenants and agrees to pay the excess principal amount immediately upon demand and such excess principal amount shall in all respects be deemed to be included among the advances made pursuant to the terms of this Note and shall bear interest at the rate specified above.

INITIAL

Interest only, accruing and to accrue on this Note, shall be due and payable monthly as it accrues, beginning one month from the date hereof, and continuing regularly on the same day of each succeeding calendar month thereafter until one year from the date hereof when the entire amount, principal and interest then remaining unpaid, shall be due and payable. AT MATURITY, YOU MUST REPAY THE ENTIRE PRINCIPAL BALANCE OF THE LOAN AND UNPAID INTEREST THEN DUE. PAYEE IS UNDER NO OBLIGATION TO REFINANCE THE LOAN AT THAT TIME EXCEPT ON TERMS MUTUALLY ACCEPTABLE TO MAKER AND PAYEE.

If a payment is 10 or more days late, Maker will pay a delinquency charge in an amount equal to the greater of (i) 5.0% of the amount of the delinquent payment up to the maximum amount of $1,500.00, or (ii) $25.00. All payments due under this Note shall be made by Maker without offset or other reduction. Upon an Event of Default (as defined below) and the expiration of any notice and/or cure period provided in the Loan Agreement, including failure to pay upon final maturity, and acceleration of the principal balance of this Note, Payee, at its option, may also, if permitted under Applicable Law (as defined below), do one or both of the following: (a) increase the Contract Rate to the Maximum Rate (as defined below), and (b) add any unpaid accrued interest to principal and such sum will bear interest therefrom until paid at the rate provided in this Note (including any increased Contract Rate).

If any payment of principal or interest on this Note shall become due on a day which is not a Business Day (as hereinafter defined), such payment shall be made on the next succeeding Business Day and such extension of time shall be included in the computing of interest in connection with such payment. As used herein, the term "Business Day" shall mean any day other than a Saturday, Sunday or federal banking holiday upon which Payee is closed. Any check, draft, money order or other instrument given in payment of all or any portion of this Note may be accepted by Payee and handled in collection in the customary manner, but the same shall not constitute payment or diminish any rights of Payee except to the extent that actual cash proceeds of such instrument are unconditionally received by Payee.

Unless otherwise agreed in writing, or otherwise required by Applicable Law, interest on this Note will be calculated on the unpaid principal balance to the date each installment is paid and each installment payment will be applied first to unpaid accrued interest, then to principal, and any remaining amount to any unpaid collection costs, delinquency charges and other charges; provided, however, upon delinquency or other Event of Default, Payee reserves the right to apply installment payments among principal, interest, delinquency charges, collection costs and other charges, at its discretion.

Maker agrees not to send payments marked "paid in full," "without recourse," or similar language. If Maker sends such a payment, Payee may accept it without losing any of Payee's rights under this Note, and Maker will remain obligated to pay any further amounts owed or that may become owed to Payee. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount, must be mailed or delivered to: 2929 Kirby, Houston, Texas 77098; Attention: President.

Maker shall have the privilege to prepay at any time, and from time to time, all or any part of the principal amount of this Note, without notice, penalty or fee. Except as expressly provided herein to the contrary, all prepayments on this Note shall be applied in the following order of priority: (i) the payment or reimbursement of any expenses, costs, or obligations (other than the outstanding principal balance hereof and interest hereon) for which either Maker shall be obligated or Payee shall be entitled pursuant to the provisions of this Note or the other Security Instruments (as defined below), (ii) the payment of accrued but unpaid interest hereon, and (iii) the payment of all or any portion of the principal balance hereof then outstanding hereunder, in the inverse order of maturity.

JV & TR
INITIAL

2

In the event the Index Rate becomes unavailable or ceases to exist for any reason, Payee, in its sole discretion, shall designate a substitute Index Rate which is based upon comparable information to the prior index. Payee shall notify Maker of the change of the index, but the failure of Payee to notify Maker shall in no way affect the calculation of the interest to accrue hereunder or the effective date of such change.

Maker agrees that upon the occurrence of any one or more of the following events of default ("Event of Default"):

(a)          failure of Maker to pay any installment of principal of or interest on this Note or on any other indebtedness of Maker to Payee when due; or

(b)          the occurrence of any event of default specified in any of the other documents evidencing, securing, governing, guaranteeing and/or pertaining to this Note including, but not limited to the Loan Agreement and the Security Instruments the holder of this Note may, at its option, without further notice or demand except as provided in the Loan Agreement, (i) declare the outstanding principal balance of and accrued but unpaid interest on this Note at once due and payable, (ii) refuse to advance any additional amounts under this Note, (iii) foreclose all liens securing payment hereof, (iv) pursue any and all other rights, remedies, and recourses available to the holder hereof, including but not limited to any such rights, remedies, or recourses under any of the Security Instruments, or other loan documents, at law or in equity, or
(v) pursue any combination of the foregoing.

All makers, endorsers, sureties and guarantors hereof, as well as all other parties to become liable on this Note, hereby severally: (i) except as specifically provided in the Loan Agreement, waive notice of default, demand, notice of intent of demand, presentment for payment, notice of non-payment, protest, notice of protest, grace, notice of intent to accelerate maturity, notice of acceleration of maturity, filing of suit, diligence in collection or enforcing any of the security for this Note; (ii) agree that they are and shall be jointly, severally, directly and primarily liable for the repayment of all sums due and owing under this Note; (iii) consent to any and all renewals, extensions and modification in the time of payment and to any other indulgence with respect to this Note; (iv) agree that Payee shall not be required first to institute suit or exhaust its remedies against Maker or others liable or to become liable on this Note, or to enforce its rights against them or any security for this Note; (v) agree to any substitution, subordination, exchange or release of any security for this Note, or the release of any party primarily or secondarily liable on this Note; and (vi) acknowledge that Payee has no duty of good faith to Maker and that no fiduciary, trust or other special relationship exists between Maker and Payee. Maker acknowledges and agrees that it may be required to pay this Note in full without assistance from any other party, or any collateral or security for this Note. Payee shall not be required to mitigate damages, file suit, or take any action to foreclose, proceed against, or exhaust any collateral or security in order to enforce the payment of this Note.

INITIAL

3

Upon the occurrence of an Event of Default, and if any action is taken by Payee to enforce the terms and provisions of this Note, including, but not limited to, this Note is placed in the hands of an attorney for collection, or suit is brought on same, or the same is collected through any Probate, Bankruptcy Court, or any judicial proceeding whatsoever, then Maker agrees and promises to pay Payee's reasonable expenses and costs, including, but not limited to, attorney's fees.

It is expressly provided and stipulated that notwithstanding any provision of this Note or any other instrument evidencing or securing the loan evidenced hereby, in no event shall the aggregate of all interest paid by Maker to Payee under this Note ever exceed the Maximum Rate on the principal balance of this Note from time to time advanced and remaining unpaid. In this connection, it is expressly stipulated and agreed that it is the intent of Payee and Maker in the execution and delivery of this Note to contract in strict compliance with Applicable Law as defined below. in furtherance thereof, none of the terms of this Note or any other instrument evidencing or securing the loan evidenced hereby, shall ever be construed to create a contract to pay for the use, forbearance or detention of money, at a rate in excess of the Maximum Rate permitted to be charged of Maker under Applicable Law. Maker or any guarantors, endorsers or other parties now or hereafter becoming liable for payment of this Note shall never be liable for interest in excess of the Maximum Rate, and the provision of this paragraph and the immediately succeeding paragraph shall govern over all other provisions of this Note and any instruments evidencing or securing the loan evidenced hereby, should such provisions be in apparent conflict herewith.

Specifically and without limiting the generality of the foregoing paragraph, it is expressly provided that:

(i)            In the event of prepayment of the principal of this Note (if permitted hereunder) or the payment of the principal of this Note prior to the stated maturity date hereof resulting from acceleration of maturity of this Note, if the aggregate amounts of interest accruing hereon prior to such payment plus the amount of any interest accruing after maturity and plus any other amounts paid or accrued in connection with the loan evidenced hereby which by Applicable Law are deemed interest on the loan evidenced by this Note and which aggregate amount paid or accrued (if calculated in accordance with the provisions of this Note other than this paragraph) would exceed the Maximum Rate, then in such event the amount of such excess shall be credited, as of the date paid, toward the payment of principal of this Note so as to reduce the amount of the final paymentof principal due on this Note;

(ii)           If under any circumstance the aggregate amounts paid on the loan evidenced by this Note prior to and incident to the final payment hereof include amounts which by Applicable Law are deemed interest and which would exceed the Maximum Rate, Maker stipulates that such payment and collection will have been and will be deemed to have been the result of a mathematical en-or on the part of both Maker and Payee, and any excess shall be credited on the Note by Payee. If this Note shall have been paid in full, Payee shall promptly refund the amount of such excess (to the extent only of the excess of such interest payments above the Maximum Rate) upon the discovery of such error or notice thereof; and

(iii)         All amounts paid or agreed to be paid in connection with the indebtedness evidenced by this Note which would under Applicable Law be deemed interest shall, to the extent provided by Applicable Law, be amortized, prorated, allocated and spread throughout the full term of this Note.

4

As security for this Note and all indebtedness which may at any time be owing by any Maker under this Note to Payee, each Maker hereby grants Payee a right of setoff on any property of any Maker in its possession, including, without limitation, that which it may hold for collection or safekeeping, and on any money or accounts on deposit with Payee, and Payee may retain and apply the property, money, securities or accounts to the payment of this Note or such other indebtedness with or without notice to any Maker. This right of Payee is in addition to any other right of setoff which Payee may have under Applicable Law.

As used herein, the term "Applicable Law" means that law in effect from time to time and applicable to this Note, including the laws of the State of Texas and laws of the United States of America.

As used herein, the term "Maximum Rate" means the maximum lawful nonusurious rate of interest (if any) which under Applicable Law Payee is permitted to charge Maker on this Note from time to time. It is intended that Chapter 303 of the Texas Finance Code shall be included in the laws of the State of Texas in determining Applicable Law; and for the purpose of applying such provisions to this Note, the interest ceiling applicable to this Note shall be the "weekly ceiling" from time to time in effect. If Applicable Law does not provide for a maximum non-usurious rate of interest, the Maximum Rate shall be 18% per annum.

Except as otherwise provided herein, all notices, demands, requests, and other communications required or permitted hereunder shall be given in writing and sent by (i) personal delivery, or (ii) expedited delivery service with proof of delivery, or (iii) United States mail, postage prepaid, registered or certified mail, return receipt requested, or (iv) facsimile (provided that such facsimile is confirmed by expedited delivery service or by United States mail in the manner previously described), addressed to the addressee at such party's address set forth herein, or to such other address as such party may specify by written notice, sent in accordance with this paragraph at least 30 days prior to the date of the giving of such notice. Any such notice or communication shall be deemed to have been given and received either at the time of personal delivery, or in the case of mail, as of 3 days following deposit in an official depository of the United States mail, or in the case of either delivery service, or facsimile, upon receipt. To the extent actual receipt is required, rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was received shall be deemed to be receipt of the notice, demand, request or other communication sent.

This Note is secured by all security agreements, guaranty agreements, loan agreements, collateral assignments, mortgages, deeds of trust and any other lien instruments executed by Maker, or any other party as pledgor, surety, or guarantor for Maker, in favor of Payee, including those executed simultaneously herewith, those previously executed and those hereafter executed (the "Security Instruments"), including, but not limited to, the following:

(i)	Two Deeds of Trust and Security Agreement of even date herewith, executed by Maker to Andy Lane, Trustee, covering certain real property situated in Harris County, Texas.

(ii)	Two Assignments of Rents and Leases of even date herewith, executed by Maker for the benefit of Payee.

(iii)	Security Agreement of even date herewith, executed by to Payee, covering accounts, inventory, fixtures, equipment, and general intangibles.

JV & TR
INITIAL

5

(iv)	Guaranty Agreements of even date herewith, executed by

Riva Linda Collins, M.D. 4611 Locust	David L. Blumfield, M.D. 5215 Pine St.	Kaare Kolstad, M.D. 3229 Locke Lane
Bellaire, Texas 77401	Bellaire, Texas 77401	Houston, Texas 77019

Franklin Rose, M.D. 803 Country Lane Houston. Texas 77024	Michael Ciaravino, M.D. (#850) ~~3700 Doliver~~ (3700 Buffalo Spdwy #850) Houston, Texas ~~77056~~ (77098)	Ellegy Etter, M.D. 9315 Silver Lake Houston, Texas 77025

Anthony Rotondo 8611 N. Fitzgerald Way	Marc L abbe, M.D. 3424 Sunset Blvd.	Patrick McCulloch, M.D. 2203 Baldwin St. (#3346)
Missouri City. Texas 77459	Houston, Texas 77005	Houston, Texas 77002

Richard Nixon, M.D. 17106 Wtoderbill Dr. Spring, Texas 77379	Todd Siff, M.D. 869 Country Lane Houston, Texas 77024	Kevin Vanier, M.D. 5212 Aspen Bellaire, Texas 77401

David E. Tomaszek, M.D 7439 Teaswood Dr. Conroe, Texas 77304	Jacobo Varon, M.D. 5835 Shady River Houston, Texas 77057	~~Abdelkader Fustok, MD_ 6Farnham Park Houston, Texas 77024~~
(tr initialed strike through)

Where appropriate, any pertinent noun, verb or pronoun shall be construed and interpreted to include both the proper number and gender. This Note shall not be renewed, extended, or modified except by a written instrument evidencing the same.

Address:
411 First Street
Bellaire, Texas 77401
By:	First Surgical Partners, L.L.C., a Texas limited
liability company, its general partner

	By:	/s/ Tony Rotondo
Tony Rotondo, Member

	By:	/s/ Jacobo Varon
Jacobo Varon, M.D., Member

[Notary acknowledgments follow.]

JV & TR
INITIAL

6

THE STATE OF TEXAS

COUNTY OF HARRIS

This instrument was acknowledged before me on the 8 day of January, 2008, by Tony Rotondo, Member, for and on behalf of First Surgical Partners, L.L.C., in its capacity as the General Partner of First Street Hospital, L.P , a Texas limited partnership.

/S/ Brenda Tappin
NOTARY PUBLIC, STATE OF TEXAS

THE STATE OF TEXAS

COUNTY OF HARRIS

This instrument was acknowledged before me on the 8 day of January, 2008, by Jacobo Varon, M.D., Member, for and on behalf of First Surgical Partners, L.L.C., in its capacity as the.

/S/ Brenda Tappin
NOTARY PUBLIC, STATE OF TEXAS

LOAN NUMBER	LOAN NAME	ACCT. NUMBER.	NOTE. DATE	INITIALS
501481	First Street Hospital, L.P.		05/04/10	MDT
NOTE AMOUNT	INDEX (w/Margin)	RATE	MATURITY DATE	LOAN PURPOSE
$250,000.00	Not Applicable	6,500%	02/04/11	Commercial
Creditor Use Only

PROMISSORY NOTE
(Commercial - Draw)

DATE AND PARTIES. The date of this Promissory Note {Note) is May 4, 2010. The parties and their addresses are:

LENDER:
THE BANK OF RIVER OAKS 2929 Kirby Drive
P.O. Box 131002
Houston, TX 77098
Telephone: 1713) 520-6257

BORROWER:
FIRST STREET HOSPITAL, L.P.
a Texas Limited Partnership
4801 Bissonnet
Bellaire, TX 77401

1. DEFINITIONS. As used in this. Note, the terms have the following meanings:

A.Pronouns. The pronouns "I," "me," and "my" refer to each Borrower signing this Note, individually and together. "You" and "Your" refer to the Lender.

B.Note. Note refers to this document, and any extensions, renewals, modifications and substitutions of this Note.

C.Loan. Loan refers to this transaction generally, including obligations and duties arising from the terms of all documents prepared or submitted for this transaction such as applications, security agreements, disclosures or notes, and this Note.

D.Loan Documents. Loan Documents refer to all the documents executed as a part of or in connection with the Loan.

E.Property. Property is any property, real, personal or intangible, that secures my performance of the obligations of this Loan.

F.Percent. Rates and rate change limitations are expressed as annualized percentages.

2. PROMISE TO PAY. For value received, I promise to pay you or your order, at your address, or at such other location as you may designate, amounts advanced from time to time under the terms of this Note up to the maximum total principal balance of $250,000.00 (Principal), plus interest from the date of disbursement, on the unpaid outstanding Principal balance until this Note is paid in full and you have no further obligations to make advances to me under the Loan.

3. ADVANCES. Advances under this Note are made according to the following terms and conditions.
A. Requests for Advances. My requests are a warranty that I am in compliance with all the Loan Documents. When required by you for a particular method of advance, my requests for an advance must specify the requested amount and the date and be accompanied with any agreements, documents, and instruments that you require for the Loan. Any payment by you of any check, share draft or other charge may, at your option, constitute an advance on the Loan to me. All advances will be made in United States dollars. I will indemnify you and hold you harmless for your reliance on any request for advances that you reasonably believe to be genuine. To the extent permitted by law, I will indemnify you and hold you harmless when the person making any request represents that I authorized this person to request an advance even when this person is unauthorized or this person's signature is not genuine.
I or anyone I authorize to act on my behalf may request advances by the following methods.

(1) I make a request in person.
I2) I make a request by phone.

First Street Hospital, L.P.
Texas Promissory Note

TXXXXAMUNlZ013000000000601010060310N	Wolters Kiuwer Financial Services ©1996, 2010 Bankers Systeme" ,	Page 1

(3)  I make a request by mail.

(4)  I make a request by email or fax.

B. Advance Limitations. In addition to any other Loan conditions, requests for, and access to, advances are subject to the following limitations.

(1)  Obligatory Advances. You will make all Loan advances subject to this Agreement's terms and conditions.

(2)  Minimum Advance. Subject to the terms and conditions contained in this Note, advances will be made in the amount of $2500.00.

(3)  Maximum Frequency. Advances will be made no more frequently than Daily.

(4)  Cut-Off Time. Requests for an advance received before 3:00:00 PM will be made on any day that you are open for business, on the day for which the advance is requested.

(6)  Disbursement of Advances. On my fulfillment of this Note's terms and conditions, you will disburse the advance in any manner as you and I agree.

(6)  Credit Limit. I understand that you will not ordinarily grant a request for an advance that would cause the unpaid principal of my Loan to be greater than the Principal limit. You may, at your option, grant such a request without obligating yourselves to do so in the future. I will pay any over advances in addition to my regularly scheduled payments. I will repay any over advance by repaying you in full within 10 days after the overdraft occurs.

(7)  Records. Your records will be conclusive evidence as to the amount of advances, the Loan's unpaid principal balances and the accrued interest.

4.. INTEREST. Interest will accrue on the unpaid Principal balance of this Note at the rate of 6.500 percent (Interest Rate).

A.  Post-Maturity Interest. After maturity or acceleration, interest will accrue on the unpaid Principal balance of this Note at 18.000 percent until paid in full.

B.  Maximum Interest Amount. Any amount assessed or collected as interest under the terms of this. Note will be limited to the maximum lawful amount of interest allowed by state or federal law, whichever is greater. Amounts collected in excess of the maximum lawful amount will be applied first to the unpaid Principal balance. Any remainder will be refunded to me.

C.  Statutory Authority. The amount assessed or collected on this Note is authorized by the Texas usury laws under Tex. Fin. Code, Ch. 303.

D.  Accrual. Interest accrues using an Actual/360 days counting method.

5.PAYMENT. I agree to pay this Note on demand, but if no demand is made, I agree to pay this Note in installments of accrued interest beginning June 4, 2010, and then on the 4th day of each month thereafter. I agree to pay .the entire unpaid Principal and any accrued but unpaid interest on February 4, 2011.

Payments will be rounded to the nearest $.01. With the final payment I also agree to pay any additional fees or charges owing and the amount of any advances you have made to others on my behalf. Payments scheduled to be paid on the 29th, 30th or 31st day of a month that contains no such day will, instead, be made on the last day of such month.

Each payment I make on this Note will be applied first to interest that is duo, then to principal that is due, and finally to late charges that are due. If you and I agree to a different application of payments, we will describe our agreement on this Note. You may change how payments are applied in your sole discretion without notice to me. The actual amount of my final payment will depend on my payment record.

6.  PREPAYMENT. I may prepay this Loan in full or in part at any time. Any partial prepayment will not excuse any later scheduled payments until I pay in full.

7.  LOAN PURPOSE. The purpose of this Loan is to fund initial deposit on hospital equipment purchases,

B. DEFAULT. I understand that you may demand payment anytime at your discretion. For example, you may demand payment in full if any of the following occur:

A.  Payments. I fail to make a payment in full when due.

B.  Insolvency or Bankruptcy. The death, dissolution or insolvency of, appointment of a receiver by or on behalf of, application of any debtor relief law, the assignment for the benefit of creditors by or on behalf of, the voluntary or involuntary termination of existence by, or the commencement of any proceeding under any .present or future federal or state insolvency, bankruptcy, reorganization, composition or debtor relief law by or against me or any co-signer, endorser, surety or guarantor of this Note or any other obligations I have with you.

C.  Business Termination. I merge, dissolve, reorganize, end my business or existence, or a partner or majority owner dies or is declared legally incompetent.

First Street Hospital, L.P.
Texas Promissory Note

TXXXXAMUNlZ013000000000601010060310N	Wolters Kiuwer Financial Services ©1996, 2010 Bankers Systeme",	Page 2

D.  New Organizations. Without your written consent, I organize, merge into, or consolidate with an entity; acquire all or substantially all of the assets of another; materially change the legal structure, management, ownership or financial condition; or effect or enter into a domestication, conversion or interest exchange.

E.  Failure to Perform. I fail to perform any condition or to keep any promise or covenant of this Note.

F.  Other Documents. A default occurs under the terms of any other Loan Document.

G.  Other Agreements. I am in default on any other debt or agreement I have with you.

H.  Misrepresentation. I make any verbal or written statement or provide any financial information that is untrue, inaccurate, or conceals a material fact at the time it is made or provided.

I.  Judgment I fail to satisfy or appeal any judgment against me.

J.  Forfeiture. The Property is used in a manner or for a purpose that threatens confiscation by a legal authority.

K.  Name Change. I change my name or assume an additional name without notifying you before making such a change.

L.  Property Transfer. I transfer all or a substantial part of my money or property.

M.  Property Value. You determine in good faith that the value of the Property has declined or is impaired.

N.  Material Change Without first notifying you, there is a material change in my business, including ownership, management, and financial conditions.

0. Insecurity, You determine in good faith that a material adverse change has occurred in my financial condition from the conditions set forth in my most recent financial statement before the date of this Note or that the prospect for payment or performance of the Loan is impaired for any reason.

9. WAIVERS AND CONSENT. To the extent not prohibited by law, I waive protest, presentment for payment, demand, notice of acceleration, notice of intent to accelerate and notice of dishonor.

A. Additional Waivers By Borrower. In addition, I, and any party to this Note and Loan, to the extent permitted by law, consent to certain actions you may take, and generally waive defenses that may be available based on these actions or based on the status of a party to this Note.

(1) You may renew or extend payments on this Note, regardless of the number of such renewals or extensions.

(21 You may release any Borrower, endorser, guarantor, surety, accommodation maker or any other co-signer.

(3)  You may release, substitute or impair any Property securing this Note.

(4)  You, or any institution participating in this Note, may invoke your right of set-off.

(5)  You may enter into any sales, repurchases or participations of this Note to any person in any amounts and I waive notice of such sales, repurchases or participations.

16) I agree that any of us signing this Note as a Borrower is authorized to modify the terms of this Note or any instrument securing, guarantying or relating to this Note.

B. No Waiver By Lender. Your course of dealing, or your forbearance from, or delay in, the exercise of any of your rights, remedies, privileges or right to insist upon my strict performance of any provisions contained in this Note, or any other Loan Document, shall not be construed as a waiver by you, unless any such waiver is in writing and is signed by you.

10. REMEDIES. After 1 default, you may at your option do any one or more of the following.

A.  Acceleration. You may make all or any part of the amount owing by the terms of this Note immediately due.

B.  Sources. You may use any and all remedies you have under state or federal law or in any Loan Document.

C.  Insurance Benefits. You may make a claim for any and all insurance benefits or refunds that may be available on my default.

D.  Payments Made On My Behalf. Amounts advanced on my behalf will be immediately due and may be added to the balance owing under the terms of this Note, and accrue interest at the highest post-maturity interest rate.

E.  Termination. You may terminate my rights to obtain advances or other extensions of credit by any of the methods provided in this Note.

F.  Set-Off. You may use the right of set-off. This means you may set-off any amount due and payable under the terms of this Note against any right I have to receive money from you.

My right to receive money from you includes any deposit or share account balance I have with you; any money owed to me on an item presented to you or in your possession for collection or exchange; and any repurchase agreement or other non-deposit obligation. "Any amount due and payable under the terms of this Note" means the total amount to which you are entitled to demand payment under the terms of this Note at the time you set-off.

Subject to any other written contract, if my right to receive money from you is also owned by someone who has not agreed to pay this Note, your right of set-off will apply to my interest in the obligation and to any other amounts I could withdraw on my sole request or endorsement.

First Street Hospital, L.P.
Texas Promissory Note
TX/4XXAMLINIZ013000000000601010050310N	Wolters Kluwer Financial Services ©1996, 2010 Bankers Systerngu	Page 3

Your right of set-off does not apply to an account or other obligation where my rights arise only in a representative capacity. It also does not apply to any Individual Retirement Account or other tax-deferred retirement account.

You will not be liable for the dishonor of any check when the dishonor occurs because you set-off against any of my accounts. I agree to hold you harmless from any such claims arising as a result of your exercise of your right of set-off.

G. Waiver, Except as otherwise required by law, by choosing any one or more of these remedies you do not give up your right to use any other remedy. You do not waive a default if you choose not to use a remedy. By electing not to use any remedy, you do not waive your right to later consider the event a default and to use any remedies if the default continues or occurs again.

11. COLLECTION EXPENSES AND ATTORNEYS' FEES. On or after Default, to the extent permitted by law, I agree to pay all expenses of collection, enforcement or protection of your rights and remedies under this Note or any other Loan .Document. Expenses include, but are not limited to, reasonable attorneys' fees, court costs, and other legal expenses. These expenses are due and payable immediately. If not paid, immediately, these expenses will bear interest from the date of payment until paid in full at the highest interest rate in effect as provided for in the terms of this Note. All fees and expenses will be secured by the Property I have granted to you, if any. In addition, to the extent permitted by the United States Bankruptcy Code, I agree to pay the reasonable attorneys' fees incurred by you to protect your rights and interests in connection with any bankruptcy proceedings initiated by or against me,

12. COMMISSIONS. I understand and agree that you (or your affiliate) will earn commissions or fees on any insurance products, and may earn such fees on other services that I buy through you or your affiliate.

13. WARRANTIES AND REPRESENTATIONS. I make to you the following warranties and representations which will continue as long as this Note is in effect:

A.  Power. I am duly organized, and validly existing and in good standing in all jurisdictions in which I operate. I have the power and authority to enter into this transaction and to carry on my business or activity as it is now being conducted and, as applicable, am qualified to do so in each jurisdiction in which I operate.

B.  Authority. The execution, delivery and performance of this Note and the obligation evidenced by this Note are within my powers, have been duly authorized, have received all necessary governmental approval, will not violate any provision of law, or order of court or governmental agency, and will not violate any agreement to which I am a party or to which I am or any of my Property is subject.

C.  Name and Place of Business. Other than previously disclosed in writing to you I have, not changed my name or principal place of business within the last 10 years and have not used any other trade or fictitious name. Without your prior written consent, I do not and will not use any other name and will preserve my existing name, trade names and franchises.

14. APPLICABLE LAW. This Note is governed by the laws of Texas, the United States of America, and to the extent required, by the laws of the jurisdiction where the Property is located, except to the extent such state laws are preempted by federal law. In the event of a dispute, the exclusive forum, venue and place of jurisdiction will be in Texas, unless otherwise required by law.

15. JOINT AND INDIVIDUAL LIABILITY AND SUCCESSORS. My obligation to pay the Loan is independent of the obligation of any other person who has also agreed to pay it. You may sue me alone, or anyone else who is obligated on the Loan, or any number of us together, to collect the Loan. Extending the Loan or new obligations under the Loan, will not affect my duty under the Loan and I will still be obligated to pay the Loan. This Note shall inure to the benefit of and be enforceable by you and your successors and assigns and shall be binding upon and enforceable against me and my personal representatives, successors, heirs and assigns. -

16. AMENDMENT, INTEGRATION AND SEVERABILITY. This Note may not be amended or modified by oral agreement. No amendment or modification of this Note is effective unless made in writing and executed by you and me. This Note and the other Loan Documents are the complete and final expression of the agreement. If any provision of this Note is unenforceable, then the unenforceable provision will be severed and the remaining provisions will still be enforceable. No present or future agreement securing any other debt I owe you will secure the payment of this Loan if, with respect to this loan, you fail to fulfill any necessary requirements or limitations of Sections 19(a), 32 or 35 of Regulation Z or if, as a result, this Loan would become subject to Section 670 of the John Warner National Defense Authorization Act for Fiscal Year 2007,

17. INTERPRETATION. Whenever used, the singular includes the plural and the plural includes the singular. The section headings are for convenience only and are not to be used to interpret or define the terms of this Note.

18. NOTICE, FINANCIAL REPORTS AND ADDITIONAL. DOCUMENTS. Unless otherwise required by law, any notice will be given by delivering it or mailing it by first class mail to the appropriate party's address listed in the DATE AND PARTIES section, or to any other address designated in writing. Notice to one Borrower will be deemed to be notice to all Borrowers. I will inform you in writing of any change in my name, address or other application information. I will provide you any financial statement or information you request. All financial statements and information I give you will be correct and complete. I agree to sign, deliver, and file any additional documents or certifications that you may consider necessary to perfect, continue, and preserve my obligations under this Loan and to confirm your lien status on any Property. Time is of the essence.

First Street Hospital, L.P.
Texas Promissory Note
TX/4XXAMUNIZ00000000000601010050310N	Wolters Kluwer Financial Services ©1996, 2010 Bankers System &'	Page 4

19.  CREDIT INFORMATION. I agree to supply you with whatever information you reasonably request. You will make requests for this information without undue frequency, and will give me reasonable time in which to supply the information.

20.  ERRORS AND OMISSIONS. I agree, if requested by you, to fully cooperate in the correction, if necessary, in the reasonable discretion of you of any and all loan closing documents so that all documents accurately describe the loan between you and me. I agree to assume all costs including by way of illustration and not limitation, actual expenses, legal fees and marketing losses for failing to reasonably comply with your requests within thirty ISO) days.

21.  WAIVER OF JURY TRIAL. All of the parties to this Note knowingly and intentionally, irrevocably and unconditionally, waive any and all right to a trial by jury in any litigation arising out of or concerning this Note or any other Loan Document or related obligation. All of these parties acknowledge that this section has either been brought to the attention of each party's legal counsel or that each party had the opportunity to do so.

THIS WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND, TO THE EXTENT PERMITTED BY LAW, MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

22.        SIGNATURES. By signing, I agree to the terms contained in this Note. I also acknowledge receipt of a copy of this Note.

BORROWER:

First Street Hospital, L.P.

By First Surgical Partners, L.L.C., Its General Partner

		By	/s/ Tony Rotondo	Date 5/4/10
Tony Rotondo, Member

		By	/s/ Jacobo Varon	Date 5/4/10
Jacobo Varon, Member

LENDER:

The Bank of River Oaks

	By	/s/ Mark D. Troth		Date 5/4/10
Mark D. Troth, President

First Street Hospital, L.P.
Texas Promissory Note
TX/4XXAMUNlZ00000000000601010050310N	Wolters Kluwer Financial Services ©1996, 2010 Bankers System &'	Page 5

DISBURSEMENT AUTHORIZATION

DATE AND PARTIES. The date of this Disbursement Authorization is May 4, 2010. The parties and their addresses are:

LENDER:
THE BANK OF RIVER OAKS
2929 Kirby Drive
P.O. Box 131002
Houston, TX 77098
Telephone: (713) 520-6257

BORROWER:
FIRST STREET HOSPITAL, L.P.
a Texas Limited Partnership
4801 Bissonnet
Bellaire, TX 77401

1. DEFINITIONS. As used in this Disbursement Authorization, the terms have the following meanings:

A.  Pronouns. The pronouns "1", "me" and "my" refer to all Borrowers signing this Disbursement Authorization, individually and together. "You" and "Your" refer to the Lender.

B.  Loan. "Loan" refers to this transaction generally, including obligations and duties arising from the terms of all documents prepared or submitted for this transaction such as applications, security agreements, disclosures or notes, and this Disbursement Authorization.

2. DISBURSEMENT SUMMARY. The following summarizes the disbursements from the Loan.

Loan		$250,000.00
Cash. Paid In	$0.00

Amount Contributed by Borrower	$0.00
Total Cash Received		$0.00
Disbursed to Borrowers	$0.00
Disbursed to Lender	$0.00
Disbursed to Other Payees	$0,00
Total Amounts Disbursed		$0.00
Amount Remaining To Be Disbursed		$250,000.00
Undisbursed Fees/Charges		$0.00

3. DISBURSEMENT AUTHORIZATION, I authorize you to disburse the following amounts from my Loan.

DISBURSED TO:	DATE:	AMOUNT DISBURSED:

Disbursements to Borrower:		$0.00
Disbursements to Lender:		$0.00
Disbursements to third parties:		$0.00
TOTAL DISBURSED:		$0.00

Amount remaining to be disbursed, if any: $250,000.00

First Street Hospital, L.P.
Disbursement Authorization
TX/4XXAMUNlZ00000000000601010050310N	Wolters Kluwer Financial Services ©1996, 2010 Bankers Systeme'	Page 1

acknowledge receipt of a copy of this Disbursement Authorization on May 4, 2010.

BORROWER:

First Street Hospital, L.P.

By First Surgical Partners, L.L.C., Its General Partner

By	/s/ Tony Rotondo	Date	5/4/10
Tony Rotondo, Member

By	/s/ Jacobo Varon	Date	5/4/10
Jacobo Varon, Member

First Street Hospital, L.P.
Disbursement Authorization
TX14-XXAMUNlZ00000000000601010050310N	Wolters Kluwer' Financial Services 141996, 2010 Bankers SystemsTM	Page 2

AUTOMATIC TRANSFER AUTHORIZATION

DATE AND PARTIES. The date of this Automatic Transfer Authorization (Authorization) is May 4, 2010. The parties and their addresses are:

ACCOUNT HOLDER:
FIRST STREET HOSPITAL L.P.
a Texas Limited Partnership
4801 Bissonnet
Bellaire, TX 77401

LENDER:
THE BANK OF RIVER OAKS
2929 Kirby Drive
P.O. Box 131002
Houston, TX 77098

The pronouns you or "your" refer to the Lender. The pronouns "I", "me" and "my" refer to the Account Holder.

  TRANSFER AUTHORIZATION. From Debited

Account: Account No. 1 102946

Account Title. First Street Hospital, L.P.

Account Type. Checking

To Credited Account (Loan):

Loan/Account No. 501481

Loan/Account Title. First Street Hospital, L.P.
Loan/Account Type. Interest Only Line of Credit

You will make transfers on the following basis:
Amount to be Transferred. 677.08
Effective Date. 06/04/2010
Termination Date. 02/04/2011
Frequency. Monthly

First Street Hospi tal , L.P.
Automatic Transfer Authorization
TX/4XXAMUNIZ00000000000601010050310N	Wolters Kluwer Financial Services '1996, 2010 Bankers Systems"'	Page 1

AMENDMENTS AND TERMINATION.

I authorize you to charge my Debited Account (Account) for all payments due on the above described Credited Account (Loan). You may continue to charge the Account until the Loan is paid or until I provide you with written notice of cancellation.

I understand and agree that if a payment due date falls on a non-business day, the payment amount will be debited from the Account and credited to the Loan as a loan payment on the next day you are open for regular business.

I further understand and agree that if the Account does not have a sufficient balance on a day that a payment is to be debited from the Account and credited to the Loan, you may, at your option, suspend further efforts to debit the Account and look to me for the payment and all subsequent payments until such time as all payments under the Loan are current. In no event will availability of any credit line that I may have with you be used in determining whether the Account has a sufficient balance.

At your option and sole discretion, you may resume charging the Account without further instruction from me once all payments are current. In the event that you do not resume charging to the Account, you will notify me in writing that this authorization has been cancelled. Such cancellation of this authorization does not excuse me from making timely payment under the terms of the Loan.

In any event, you, at your option, may cancel this authorization at any time.

SIGNATURES. By signing, I agree to the terms contained in this Authorization. I also acknowledge receipt of a copy of this Authorization.

ACCOUNT HOLDER:

First Street Hospital, L.P.

By First Surgical Partners, L.L.C., Its General Partner

	By	/s/ Tony Rotondo
Tony Rotondo, Member

	By	/s/ Jacobo Varon
Jacobo Varon, Member

LENDER:

The Bank of River Oaks

By	/s/ Mark D. Troth
Mark D. Troth, President

First Street Hospi tal , L.P.
Automatic Transfer Authorization
TX/4XXAMUNIZ00000000000601010050310N	Wolters Kluwer Financial Services '1996, 2010 Bankers Systems"'	Page 2

THE BANK OF RIVER OAKS,
a Texas banking corporation

ARBITRATION PROGRAM

Borrower's Name: First Street Hospital, L.P.

Loan Amount: $250,000.00 ALOC	Date of Note: 05/04/10

Binding Arbitration. Upon the request of any party (hereinafter collectively referred to as the "parties," and individually as a "party"), whether such request is made before or after the institution of a legal proceeding, any Dispute (hereinafter defined) shall be resolved by mandatory and binding arbitration in accordance with the terms of this Arbitration Program. Any party to this Arbitration Program may, by summary proceedings (e.g., a plea in abatement or a motion to stay further proceedings), bring an action in a court of law to compel arbitration of any Dispute. For purposes of this Arbitration Program, the term Dispute shall mean any claim, controversy, dispute or action of any kind, whether in contract or tort, under statutory or common law, or legal or equitable, now existing or hereafter arising between or among the parties, arising out of or in connection with (i) the agreement, document or instrument to which this Arbitration Program is attached or in which it is referred to or any related agreements, documents, or instruments (the "Documents"); (ii) all past and present loans, credits, accounts, deposit accounts (whether demand deposits or time deposits), safe deposit boxes, safekeeping agreements, guarantees, letters of credit, goods or services or other transactions, contracts or agreements; (iii) any incidents, omissions, acts, practices or occurrences causing injury to either party whereby the other party or its agents, employees or representatives may liable, in whole or in part; or (iv) any aspect of the past or present relationships of the parties.

Governing Law and Rules. If any of the parties elect to proceed under this Arbitration Program, the Dispute shall be resolved by mandatory and binding arbitration administered by the American Arbitration Association (the "AAA") pursuant to the Federal Arbitration Act (Title 9 of the United States Code) in accordance with this Arbitration Agreement and the Commercial Arbitration Rules of the AAA. If Title 9 of the United States Code is inapplicable to any such Dispute for any reason, such arbitration shall be conducted pursuant to the Texas General Arbitration Act (Texas Civil Practices and Remedies Code, Chapter 171) and in accordance with this Arbitration Agreement and the Commercial Arbitration Rules of the AAA. To the extent that any inconsistency exists between this Arbitration Agreement and such statutes and rules, this Arbitration Agreement shall control. Judgment upon the award rendered by the arbitrators may be entered in and enforced by any court having jurisdiction, and in accordance with the practice of such court; provided, however, that nothing contained herein shall be deemed to be a waiver by any party that is a bank of the protections afforded to it under 12 U.S.C. ' 91; Texas Finance Code' 31.008, Texas Civil Practice and Remedies Code' 30.007, or any other laws of the United Stabs or the State of Texas protecting banks.

Location and Length of Arbitration Proceedings. Arbitration proceedings hereunder shall be conducted in Harris County, Texas, unless otherwise agreed to in writing by the parties. To the maximum extent practicable, an arbitration proceeding hereunder shall be concluded within one hundred eighty (180) days of the filing of the Dispute with the AAA.

Selection of Arbitrator(s); Scope of Award; Modification or Vacation of Award. All arbitrators shall have substantial experience and expertise in the field of the matter or matters in Dispute. If the Dispute involves banking laws or regulations, all arbitrators shall be knowledgeable with respect to federal and state banking laws and regulations governing commercial banks doing business in Texas. With respect to a Dispute in which the claim or amount in controversy does not exceed $500,000.00, a single arbitrator (who shall have authority to render a maximum award of $500,000.00, including all damages of any kind and costs, fees and the like) shall be chosen and shall decide the Dispute. With respect to a Dispute in which the claim or amount in controversy exceeds $500,000.00, the Dispute shall be decided by a majority vote& three (3) arbitrators. The arbitrators shall resolve all Disputes in accordance with the applicable substantive law. Arbitrators shall be be empowered to impose sanctions and to take such other actions as the arbitrators deem necessary to the same extent a judge could pursuant to the Federal Rules of Civil Procedure (if the Dispute is being resolved pursuant to the Federal Arbitration Act), the Texas Rules of Civil Procedure (if the Dispute is being resolved pursuant to the Texas General Arbitration Act) and applicable law. The arbitrators may grant any remedy or relief that the arbitrators deem just and equitable and within the scope of this Arbitration Program. The arbitrators may also grant such ancillary relief as is necessary to make effective the award. To the extent permitted by applicable law, the arbitrator shall award recovery of all costs and fees, including attorneys' fees, administrative fees and arbitrators' fees, to the prevailing party.

B1B

In all arbitration proceedings in which the amount in controversy exceeds $500,000.00, in the aggregate, the arbitrators shall make specific, written findings of fact and conclusions of law. In all arbitration proceedings in which the amount in controversy exceeds $500,000.00, in the aggregate, the parties shall have, in addition to the limited statutory right to seek vacation or modification of an award pursuant to applicable law, the right to seek vacation or modification of any award that is based on whole, or in part, on an incorrect or erroneous ruling of law, by appeal to an appropriate court having jurisdiction; provided, however, that any such application for vacation or modification of an award based on an incorrect ruling of law must be filed in a court having jurisdiction over the Dispute within fifteen (15) days from the date the award is rendered. The arbitrator's findings of fact shall be binding on all parties and shall not be subject to further review except as otherwise allowed by applicable law.

The parties enter into this Arbitration Program in order to reduce the expense, including discovery, of any proceeding. Discovery shall be allowed only in conformity with the applicable rules governing the arbitration. To the extent that the rules give the arbitrator discretion to allow discovery, the parties agree that the arbitrators shall allow only such discovery as is necessary and shall, in all matters, attempt to limit discovery.

No Waiver of Remedies. No provision of, nor the exercise of any rights under, this Arbitration Program shall limit the right of any party, and the pa-ties shall have the right during any Dispute, to employ other remedies, including, without limitation: (i) foreclosing against any real or personal property collateral or other security by the exercise of a power of sale under a deed of trust, mortgage or other security agreement or instrument, or applicable law; (ii) exercising self-help remedies (including, without limitation, setoff rights); or (iii) obtaining provisional or ancillary remedies such as, without limitation, injunctive relief, sequestration, attachment, garnishment or the appointment of a receiver from a court having jurisdiction fore, during or after the pendency of any arbitration. The institution and maintenance of an action for judicial relief, pursuit of ' provisional or ancillary remedies or exercise of self-help remedies shall not constitute a waiver of the right of any party, including without limitation the plaintiff, to submit any Dispute to arbitration, nor render inapplicable the compulsory arbitration provisions hereof.

In Disputes involving indebtedness or other monetary obligations, each party agrees that the other party may proceed against all liable persons, jointly and severally, or against one or more of them, being less than all, without impairing rights against other liable person (including without limitation, sureties or guarantors) in any proceeding against a particular persons. A party may releaser settle with one or more liable persons as the party deems fit without releasing or impairing rights to proceed against any persons not so released.

Statutes of Limitation; Attorney-Client Privilege; Confidentiality. All statutes of limitation that would otherwise be applicable to a Dispute shall apply to any arbitration proceeding. Any attorney-client privilege or other protection against disclosure of confidential information, including without limitation any protection afforded the work-product of any attorney, that could otherwise be claimed by any party shall be available to, and may be claimed by, any such party in any arbitration proceeding. No party waives any attorney-client privilege or any other protection against disclosure of confidential information by reason of anything contained in or done pursuant to or in connection with this Arbitration Program. Each party agrees to keep all Disputes and arbitration proceedings strictly confidential. All proceedings arising out of this Arbitration Program shall be private. The parties shall not make known any documents or information received in connection with the arbitration proceedings, except as required in a later judicial or regulatory proceeding or examination. Before disclosing information received during arbitration, a party shall notify the other party in writing of its planned disclosure and the exception under the disclosure. The notifying party shall provide the other party with a reasonable opportunity to stop or limit disclosure. Any arbitrators, witnesses or court reporters shall sign appropriate non-disclosure agreements in order to carry out this agreement.

B2B

General Matters. This Arbitration Program constitutes the entire agreement of the parties with respect to its subject matter and supersedes all prior discussions, arrangements, negotiations, and other communications on dispute resolution. The provisions of this Arbitration Program shall survive any termination, amendment or expiration of the Documents unless the parties otherwise expressly agree in writing. This Arbitration Program may be amended, changed or modified only by the express provisions of a writing which specifically refers to this Arbitration Program and which is signed by all of the parties hereto. If any provision of this Arbitration Program is found to be unenforceable, unlawful or invalid in any respect, then such provision shall be deemed severable from the remaining provisions, and the enforceability, lawfulness and validity of the remaining provisions will not be affected or impaired. This Arbitration Program shall be binding on and inure to the benefit of the heirs, executors, representatives, trustee, successors and assigns of the parties. The captions or headings in this Arbitration Program are for convenience only and shall not be used to interpret or construe any of this Arbitration Program.

Imaging. The undersigned understand and agree that Lender's document retention policy involves the imaging of executed loan documents and the destruction of the paper originals. The undersigned waive any right to claim that imaged copies of the loan documents are not originals.

Facsimile Copies. The undersigned agree that an executed facsimile (faxed or scanned) copy of any document executed in connection with the Loan shall be deemed to be of the same force and effect as the original, manually executed document.

THE UNDERSIGNED ACKNOWLEDGES RECEIPT OF THE ARBITRATION PROGRAM.

AGREED AND ACCEPTED BY THE PARTIES HERETO THIS (4)DAY OF (MAY), 2010:

DEBTORS OR CUSTOMERS:
First Street Hospital
By:	First Surgical Partners, L.L.C., Its General Partner

By: /s/Tony Rotondo
Tony Rotondo, Member

THE BANK OF RIVER OAKS,
A Texas Banking Corporation

/s/Mark Troth

B3B

1. ENTITY CERTIFICATIONS. I, Tony Rotondo, Member of First Surgical Partners, L.L.C., Its General Partner of First Street Hospital, L.P. Jacobo Varon, Member of First Surgical Partners, L.L.C., Its General Partner of First Street Hospital, LP. certify that:

A.     I am designated to act on behalf of First Street Hospital, L.P. , Federal Tax Identifying Number 20-4464983 (Limited Partnership).

B.     I am authorized and directed to execute an original or a copy of this Authorization to Financial Institution, and anyone else requiring a copy.

C.     Limited Partnership is properly formed and validly existing under the laws of Texas and that Limited Partnership has the power and authority to conduct business and other activities as now being conducted.

D.     Limited Partnership has the power and authority to adopt and provide this Authorization and to confer the powers granted in this Authorization; the designated Agents have the power and authority to exercise the actions specified in this Authorization; and Limited Partnership properly adopted these authorizations and appointed the Agents and me to act on its behalf.

E.     Limited Partnership will not use any trade name or fictitious name without Financial Institution's prior written consent and will preserve Limited Partnership's existing name, trade names, fictitious names and franchises.

F.     Limited Partnership will notify Financial Institution before reorganizing, merging, consolidating, recapitalizing, dissolving or otherwise materially changing ownership, management or organizational form. Limited Partnership will be fully liable for failing to notify Financial Institution of these material changes.

2. GENERAL AUTHORIZATIONS. I certify Limited Partnership authorizes and agrees that:

A.     The Bank of River Oaks (Financial Institution) is designated to provide Limited Partnership the financial accommodations indicated in this Authorization.

B.     All prior transactions obligating Limited Partnership to Financial Institution by or on behalf of Limited Partnership are ratified by execution of this Authorization.
C.     Any Agent, while acting on behalf of Limited Partnership, is authorized, subject to any expressed restrictions, to make all other arrangements with Financial Institution which are necessary for the effective exercise of the powers indicated within this Authorization.

D.     The signatures of the Agents are conclusive evidence of their authority to act on behalf of Limited Partnership.

E.     Unless otherwise agreed to in writing, this Authorization replaces any earlier related Authorization and will remain effective until Financial Institution receives and records an express written notice of its revocation, modification or replacement. Any revocation, modification or replacement of this Authorization must be accompanied by documentation, satisfactory to Financial Institution, establishing the authority for the change.

F.     Limited Partnership agrees not to combine proceeds from collateral securing any debts owed to Financial Institution with unrelated funds.

G.     Financial Institution may verify credit history of Limited Partnership by obtaining a credit report from a credit reporting agency or any other necessary means.

3. SPECIFIC AUTHORIZATIONS. The following persons (Agents) are authorized to act on behalf of Limited Partnership in fulfilling the purposes of this Authorization:

Name and Title and, if Applicable,	Signature	Facsimile Signature
Representative Entity's Name and
Relationship to Authorizing Entity

Tony Rotondo, Member of First Surgical	/s/ Tony Rotondo
Partners, L.L.C., Its General Partner, of
First Street Hospital, L.P.
Jacobo Varon, Member of First Surgical	/s/ Jacobo Varon
Partners, L.L.C., Its General Partner, of
First Street Hospital, L.P.

First Street Hospital, L.P.
Texas Authorization

TXP4XXAMONIZ00000000000601010050310N Wolters Kluwer Financial Services @1996, 2010
Bankers SystemsTm	Page 1

Limited Partnership authorizes and directs the designated Agents to act, as indicated, on Limited Partnership's behalf to:

A.  Borrow money or obtain other credit or financial accommodation from Financial Institution on behalf of and in the name of Limited Partnership on the terms agreed to with Financial Institution. The designated agents may execute and endorse promissory notes, acceptances or other evidences of indebtedness.

This power may only be exercised by First Surgical Partners, L.L.C., Its General Partner and requires one authorized signature.

B.  Grant a security interest, lien or other encumbrance to Financial Institution in any or all real or personal property that Limited Partnership now owns or may acquire in the future for the payment or performance of all debts, liabilities and obligations of every type and description owed now or in the future by Limited Partnership to Financial Institution.

This power may only be exercised by First Surgical Partners, L.L.C., Its General \Partner and requires one authorized signature.

C.  Receive and acknowledge receipt for funds, whether payable to the order of Limited Partnership or an Agent, without additional certification as to the use of the proceeds.

This power may only be exercised by First Surgical Partners, L.L.C., Its General Partner and requires one authorized signature.

D.  Periodically amend, restructure, renew, extend, modify, substitute or terminate any agreements or arrangements with Financial Institution that relate to this Authorization.
This power may only be exercised by First Surgical Partners, L.L.C., Its General Partner and requires one authorized signature.

E.  Execute other agreements that Financial Institution may require, and perform or cause to be performed any further action necessary to carry out the purposes of this Authorization.

This power may only be exercised by First Surgical Partners, L.L.C., Its General Partner and requires one authorized signature.

F.  Sign or endorse using facsimile signatures adopted by Limited Partnership. Financial Institution may rely on those facsimile signatures that resemble the specimens   within this Authorization or the specimens that Limited Partnership periodically files with Financial Institution, regardless of by whom or by what means the signatures were affixed.

4. INTERPRETATION. Whenever used, the singular includes the plural and the plural includes the singular. The section headings are for convenience only and are not to be used to interpret or define the terms of this Authorization.

SIGNATURES. By signing, I certify and agree to the terms contained in this Authorization on behalf of Limited Partnership on May 4, 2010. t also acknowledge receipt of a copy of this Authorization.

AUTHORIZATION'S SIGNER:

First Street Hospital, L.P.

By First Surgical Partners, L.L.C., Its General Partner

By	/s/ Tony Rotondo
Tony Rotondo, Member

By	/s/ Jacobo Varon
Jacobo Varon, Member

Notary or Acknowledgment H'-re ( ptional)

First Street Hospital, L.P.
Texas Authorization
	TX/4XXAMUNIZ0000000000060101005031ON	Wolters Kluwer Financial Services '1996, 2010
Bankers SystemsTM	Page 2

FOR FINANCIAL INSTITUTION USE ONLY
Acct/Loan	Authorization and agreement completed and effective	by
for the Financial Institution.

First Street Hospital, L.P.
Texas Authorization
	TX/4XXAMUNIZ0000000000060101005031ON	Wolters Kluwer Financial Services '1996, 2010
Bankers SystemsTM	Page 3

CONSTRUCTION LOAN AGREEMENT

This Construction Loan Agreement ("Agreement") is made and entered into effective as of May 4 , 2010, by and between THE BANK OF RIVER OAKS (the "Lender") and FIRST STREET HOSPITAL, L.P., a Texas limited partnership (the "Borrower").

RECITALS:

A.          Borrower has applied to Lender for a Loan to aid Borrower in the construction of certain Improvements on the Land (each hereinafter defined).

B.          Lender is willing to make the Loan upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENT:

In consideration of the mutual covenants and agreements herein contained, Lender and Borrower agree as follows:

ARTICLE I
DEFINITIONS

1.1	Defined Terms. As used herein, the following terms shall have the respective meanings indicated:

A.
Approved Budget - A schedule prepared by Borrower in form and substance reasonably acceptable to Lender, as amended from time to time with Lender's approval, which approval shall not be unreasonably withheld Or delayed, shall reflect the cost of each item or category of work or material required to construct the Improvements, according to the Plans and the approximate dates on which Borrower expects to require advances for such costs and expenses.

B.	Architect - An architect or engineer acceptable to Lender.

C.	Business Day - Any day other than a Saturday, Sunday, or federal banking holiday upon which Lender is closed.

D.	Closing Date - The time of the execution and delivery of this Agreement by Borrower and Lender.

E.	Completion Date - On or before the expiration of 12 months from the date of this Agreement.

F.
Completion Deposit - An amount (if any) calculated by Lender to equal the difference between (i) the amount which Lender, in the exercise of its reasonable judgment, from time to time determines to be necessary (a) to pay all costs to be incurred in connection with the completion of the development of the Land and the construction, marketing, ownership, management, maintenance, operation and sale of the Improvements in accordance with this Agreement; (b) to pay all sums which may accrue under the Loan Documents prior to repayment of the Indebtedness, including without limiting the generality of the foregoing, interest on the Indebtedness; and (c) to enable Borrower to perform and satisfy all of the Obligations , and (ii) the funds then unadvanced by Lender to Borrower on the Note.

G.
Construction Contracts - The contracts between Borrower and any person or entity relating to the rendering of services or the furnishing of material in connection with construction of the Improvements.

H.	Construction Manager. The construction manager engaged by Borrower and approved by Lender, in its reasonable discretion, to assist in the construction of the Improvements.

Construction Manager Agreement The agreement between Borrower and the Construction Manager related to the oversight, management, and funds disbursement of the Project.

J.	Contractor - Any contractor engaged by Borrower and approved by Lender in its reasonable discretion to construct the Improvements or any part thereof.

K.
Deed of Trust - A Deed of Trust and Security Agreement in form and substance satisfactory to Lender covering the Land and Improvements, together with any and all personal property, equipment and fixtures of every kind and character, now or hereafter situated or placed on the Land, to be executed and delivered by FIRST STREET HOLDINGS, LTD., a Texas limited partnership, on the Closing Date to secure the Note.

L.	Financial Statement - The financial statements of Borrower and/or each Guarantor.

M.
Force Majeure Delays - Delays caused by events beyond the reasonable control of Borrower, including, without limitation, acts of God, strikes, non-availability of I abor or materials, acts of a public enemy, war, riot, terrorism, fire, storm, flood or explosion, but in no event shall the economic hardship of Borrower constitute an excusable delay.

N.
Governmental Authority - The United States, the State of Texas, and any municipal or county government, or other governmental unit, having or exercising jurisdiction over this Agreement, the Land or the parties hereto, together with any political subdivision Of any of the foregoing, and any agency, department, commission, board, bureau, or instrumentality or any of them which exercises jurisdiction over the Land or construction thereon.

0.
Governmental Requirements - Any and all present and future judicial decisions, statutes, rulings, rules, regulations, permits, certificates or ordinances of any Governmental Authority in any way applicable to Borrower, including, without limiting the generality ofthe foregoing, the ownership, use, construction, possession, operation, maintenance, alteration, repair or reconstruction thereof, (ii) any and all covenants, conditions and restrictions contained in any deed or other form of conveyance or in any other instrument of any nature that relate in any way or are applicable to the Land or the ownership, use or occupancy thereof, and (iii) Borrower's presently or subsequently effective governing documents.

P.	Guarantor - DAVID L. BLUMFIELD, M.D.,
MICHAEL CIARAVINO, M.D.,
RIVA LINDA COLLINS, M.D.,
E. LEON ETTER, II, M.D.,
ABDEL FUSTOK, M.D.,
KAARE KOLSTAD, M.D.,
STEFAN W. KRUE7FR,
MARC LABBE, M.D.,
PATRICK C. MCCULLOCH, M.D.,

RICHARD G. NIXON, M.D.,
FRANKLIN ROSE, M.D.,
ANTHONY ROTONDO,
TODD SIFF, M.D.,
DAVID E. TOMASZEK, M.D.,
KEVIN VARNER, M.D., and
JACOBO VARON, M.D.

Q.	Improvements - The improvements described in the Plans.

R.
Indebtedness - The principal of, interest on and all other amounts, payments and premiums due under or secured by the Note, the Deed of Trust, and any and all other documents now or hereafter executed by Borrower or any other person or party in connection with the Loan evidenced by the Note.

S	Inspector - An architect, engineer, consultant, or entity, selected and retained by Lender at Borrower's expense.

T.	Land - The real property described on the attached Exhibit "A".

U.	Loan - The loan contemplated by this Agreement as evidenced by the Note, together with all funds advanced by Lender pursuant to any of the Loan Documents,

V.
Loan Documents - This Agreement, the Note, Deed of Trust, and any other instrument executed in connection with or as security for the payment of the Indebtedness and/or the performance of the Obligations.

W.
Note - The Promissory Note in a form and substance satisfactory to Lender, in the amount of $4,439,150.00, evidencing advances of the amounts contemplated by this Agreement, and all extensions, renewals, modifications, and substitutions thereof.

X.
Obligations - Any and all of the covenants, conditions, warranties, representations, and other obligations (other than to repay the Indebtedness) made or undertaken by Borrower, or any other person or party to Lender as set forth in the Loan Documents.

Y.
Plans - The final  plans, working drawings, and specifications for the construction of the Improvements on the Land, to be prepared by the Architect, and all amendments and modifications thereof approved by Lender, in the exercise of its reasonable judgment.

Z.	Project - The Land and contemplated Improvements.

AA.	Request for Advance - A certificate of Borrower in a form acceptable to Lender in the exercise of its reasonable judgment.

BB.	Title Insurance - A paid loan policy of title insurance, in form and substance reasonably satisfactory to Lender, in the aggregate amount of the Note covering Lender's lien on the Project.

1.2     Other Definitional Provisions. All terms defined in this Agreement shall have the above-defined meanings when used in the Note or any Loan Documents, unless the context therein shall otherwise require. Defined terms used herein in the singular shall import the plural and vice versa. The words "hereof', "herein", "hereunder" and similar terms when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

ARTICLE II
COMMITMENT OF LENDER

2.1         Loan Commitment. Subject to the terms, provisions and conditions of this Agreement, Lender will make and Borrower will accept, the Loan in the aggregate amount of the Note, which will be dated the Closing Date or a date subsequent thereto and will be payable, bear interest, and otherwise be in form and substance acceptable to Lender. Lender will make advances on the Loan up to 80% of the "as completed" appraised value of the Project.

2.2         Amounts Advanced and Interest Thereon. Interest provided in the Note shall be calculated on sums actually advanced to or for the benefit of Borrower pursuant to the terms of this Agreement and only from the date or dates of such advances. Borrower's liability for payment of principal and interest provided in the Note shall be limited to principal amounts actually advanced to or for the benefit of Borrower pursuant to this Agreement and interest on such amounts calculated as stated above.

2.3         Included Costs. The cost of construction of the Improvements shall be deemed to include each of the items shown in the Approved Budget, including, without limitation, the cost of site improvements, amounts paid to the Construction Manager or a Contractor to construct the Improvements, interest on the Loan, reasonable professional fees (architectural, engineering, legal, and consulting), taxes on the Land and Improvements, bonds, insurance, survey, Title Insurance, appraisal, recording costs, and closing costs.

2.4         Terms for Advances Under the Note.

A.
Advancement for Work Completed. The funds evidenced by the Note will be advanced subject to the provisions of Article VD below during the course of the construction of the Improvements and shall be advanced after work has commenced. Borrower will submit a Request for Advance a reasonable time before the date upon which an advance is desired, certified by the Architect (if any) and approved by the Inspector (if any). The Request for Advance shall contain such information as Lender may reasonably request. Unless otherwise agreed, Lender will make no more than I advance each 30 days.

B.
Response to Request for Advance. Within 5 Business Days of Lender's receipt of a Request for Advance, Lender shall, in its reasonable discretion, either fund the amount requested, or such portion thereof, if any, as Lender deems appropriate. Lender shall promptly notify Borrower of its decision not to fund by telephone, to be confirmed in writing, and shall state the reason for such denial.

C.
Disbursement of Advances. All advances by Lender to Borrower may be made by (i) check payable to Borrower, (ii) deposit into an account at Lender established for such purpose, or (iii) joint check payable to Borrower and the party entitled to the proceeds thereof if requested by Borrower or following an Event of Default (as defined below), or (iv) directly to the party or parties entitled to the proceeds thereof.

D.
Materials Included in Request for Advance. Borrower shall be permitted to include the cost of the following materials in a Request for Advance: (a) materials that have been delivered to Borrower, Construction Manager, or a Contractor and incorporated into the Improvements, and (b) materials delivered to Borrower, Construction Manager, or a Contractor and stored on the Land, if such materials (i) are stored in a secured (fenced) area that is reasonably protected from theft, vandalism and other casualty, and (ii) are reasonably required for immediately upcoming phases of construction or are reasonably required to insure no interruption of the construction schedule and are reasonable in quantity. The cost of other materials (not meeting the foregoing requirements) may, at Lender's sole option, be included in a Request for Advance if such materials are adequately identified by Borrower and assurances are furnished satisfactory to Lender that the security interests created by the Loan Documents has attached and has been perfected as to such materials and there is no other security interests relating to such materials.

E.
Excess Costs and Contingencies. In no event shall Lender be required to make any advance for any item in excess of the amount budgeted for such item in the Approved Budget, except as otherwise provided in Section 4.23. Advances for contingencies in the Approved Budget shall be made with the prior written consent of Lender, which consent shall not be unreasonably withheld or delayed, following a written request therefor by Borrower with supporting documentation reasonably required and acceptable to Lender.

F.
Unadvanced Proceeds. At no time prior to the final advance shall the unadvanced Loan proceeds, plus the Completion Deposit (if any), be less than the greater of (i) the Retainage (as defined below), or (n) an amount equal to the aggregate of the costs of completing all uncompleted work called for by the Plans, plus the cost of work for which payment is deferred. Wherever such costs, in the reasonable opinion of Lender, exceed the total of the unadvanced Loan proceeds, Borrower will, at the election of Lender (x) within 10 days of notice of such fact, deposit with Lender the Completion Deposit, or (y) pay such excess to the satisfaction of Lender prior to a further advancement of proceeds by Lender.

G.	Advancement After Completion Date. Lender shall not be obligated to advance any sums after the Completion Date.

H.
Consent of Governmental Authority. Lender shall not be obligated to advance any sums until Borrower has secured certificates evidencing the consent of all Governmental Authority and compliance with all Governmental Requirements to construct the Improvements, including, without limitation, the building permit, to the extent required for construction of the Improvements.

1            Final Advance. The final advance shall be made after completion of the Improvements, in such amount that the sum of all advances by Lender shall equal the lesser of the Approved Budget or the Note.

2.5          Compliance of P lans. Borrower assumes full responsibility for the compliance of the Plans with Governmental Requirements and with sound architectural practice, and, notwithstanding any approval by Lender of the Plans, Lender shall have no responsibility therefor. Lender has no liability or obligation whatsoever in connection with the Improvements or the construction or completion thereof or work performed thereon, and has no obligation except to advance the Loan proceeds as herein agreed. Lender is not obligated to inspect the Improvements, nor is Lender liable for the performance or default of any contractor or subcontractor, or any failure to construct, complete, protect or insure the Improvements, or for the payment of any costs or expenses incurred in connection therewith, or for the performance or non-performance of any obligation of Borrower. Nothing in this Agreement, the Note or any of Loan Documents, including without limitation, any disbursements hereunder or the deposit or acceptance of any document or instrument, shall be construed as a representation of warranty, express or implied, on Lender's part.

2.6          Commitment Fee. Lender shall be entitled to a commitment fee in the amount of $22,195.75. The commitment fee is in addition to all principal, interest, attorney's fees, and other amounts which may become due from Borrower to Lender on and in connection with the Loan.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Until the Loan and all other obligations and liabilities of Borrower under this Agreement and the other Loan Documents are fully paid and satisfied, Borrower represents and warrants that;

3.1          Existence. Borrower is duly organized, validly existing and in good standing under the laws of the state of its formation, and all other states where it is doing business, and has all requisite power and authority to execute and deliver this Agreement and the other Loan Documents.

3.2          Authorization. The execution, delivery, and performance of this Agreement and all of the other Loan Documents have been duly authorized by all necessary action, and constitute legal, valid, and binding obligations, enforceable in accordance with their respective terms, except as limited by bankruptcy, insolvency, or similar laws of general application relating to the enforcement of creditors' rights and except to the extent specific remedies may generally be limited by equitable principles.

3.3          Authority. The execution, delivery, and performance of this Agreement and the other Loan Documents, and the consummation of the transactions contemplated by the Loan Documents, do not (a) conflict with, result in a violation of, or constitute a default under (i) any provision of Borrower's governing documents, or any other agreement or instrument, or (ii) any law, governmental regulation, court decree, or order, or (b) require the consent, approval, or authorization of any third party.

14           Authority of Borrower. Borrower is duly authorized and empowered to create and issue the Note and to execute and deliver the other Loan Documents to which Borrower is a party. All action on Borrower's part requisite for the creation, issuance, execution and delivery of the Note, this Agreement and such other instrument has been duly and effectively taken. Borrower is duly organized and validly existing under the laws of the state of its formation, and has the power and authority to carry on its business as presently conducted and to enter into and perform its obligations under the Loan Documents.

3.5          Plans. The Plans are satisfactory to Borrower and to the extent required by applicable law or any effective restrictive covenant have been approved by all Governmental Authority and the beneficiary of any such covenant. No violation of any Governmental Requirement exists with respect to the Land, and the anticipated use thereof complies with applicable zoning ordinances, regulations and restrictive covenants affecting the Land and all Governmental Requirements for such use have been satisfied.

3.6          Financial Statements. The Financial Statements previously delivered to Lender are true and correct in all material respects, have been prepared in accordance with generally accepted accounting principles consistently followed, and fairly present the financial condition of the subjects thereof as of the dates thereof and no materially adverse change has occurred in the financial condition reflected therein since the dates thereof.

3.7          Pending Actions, Suits, Proceedings or Transactions. There are no actions, suits or proceedings pending, or to the knowledge of Borrower Threatened, against or affecting Borrower or the Land, or involving the validity or enforceability of the Loan Documents or the priority of the liens created thereby, at law or in equity, or before or by any Governmental Authority except actions, suits and proceedings fully covered by insurance or which, if adversely determined, would not substantially impair the ability of Borrower to complete construction of the Improvements by the Completion Date and cause to be paid when due any amounts which may become payable in respect to the Note. To Borrower's knowledge, it is not in default with respect to any order, writ, injunction, decree or demand of any court or any Governmental Authority. The consummation of the transactions hereby contemplated and the execution, delivery and performance of the Loan Documents will not result in any breach of, or constitute a default under, any mortgage, deed of trust, lease, bank loan or credit agreement, partnership agreement or other instrument to which Borrower is a party or by which it may be bound or affected.

3.8          Utility Services and Rights-of-Way. All utility services necessary for the construction of the Improvements and the operation thereof for their intended purpose are available at the boundaries of the Land (or will be prior to completion of the construction of the Improvements), including water supply, storm and sanitary sewer facilities, gas, electric, and telephone facilities. The Land has (or will have prior to completion of the construction of the Improvements) adequate rights of access to public streets and roads and all roads necessary for the intended use of the Land have either: (i) been completed, or (ii) the necessary rights-of-way therefor have been acquired by the appropriate Governmental Authority to have been dedicated to public use and accepted by such Governmental Authority, and all necessary steps have been taken by Borrower and such Governmental Authority to assure the complete construction and installation thereof.

3.9          No Contracts Borrower has made no verbal or written contract or arrangement of any kind, the performance of which by the other party thereto would give rise to a lien on the Land or Improvements of equal or greater priority than the liens created under the Deed of Trust; provided that this covenant shall not be applicable if Borrower shall have previously disclosed to Lender in writing any contract or arrangement affecting or potentially affecting such lien and if Lender shall have indicated in writing its approval of such disclosure.

3.10        Approved Budget. Borrower has furnished to Lender the Approved Budget, which budget was used by Borrower and Lender in negotiating the charges for the Loan and the services of Lender to Borrower in connection with the Loan.

3.11        Tax Returns. All federal, state and local tax reports and returns, if any, required by any law or regulation filed by Borrower and all taxes, duties and charges, if any, indicated due on the basis of such returns and reports duly paid, except those being contested in good faith by appropriate proceeding, in which Borrower has made adequate provision for the payment thereof, and the assessment of any material amount of additional taxes in excess of those paid and reported is not reasonably expected.

3.12        No Lien Arising From Prior Work. No land clearing, site preparation, or construction has commenced on the Land, nor has any material been delivered to the Land prior to the recording of the Deed of Trust.

ARTICLE IV
COVENANTS

Until the Loan and all other obligations and liabilities of Borrower under this Agreement and the other Loan Documents are fully paid and satisfied, Borrower covenants and agrees with Lender as follows:

4.1          Non-Conveyance. The Land will not be conveyed or encumbered in any way without the consent of Lender.

4.2          Entry Upon Land. Lender, Inspector, or their representatives, will be permitted during normal business hours upon reasonable prior notice to Borrower (unless an Event of Default exists in which case no notice shall be required) to enter upon the Land, inspect the Improvements and all materials to be used in the construction thereof and to examine all detailed plans and shop drawings which are or may be kept at the construction site.

4.3          Costs and Expenses. All reasonable costs and expenses required to satisfy the conditions of this Agreement will be paid by Borrower. Without limitation of the generality of the foregoing, Borrower will pay all of the following:

A.	All taxes and recording expenses, including stamp taxes, if any.

B.           The reasonable fees and expenses of the Inspector (if any), but not more than I inspection per month unless an Event of Default exists.

C.	The fees and commissions, if any, lawfully due to brokers in connection with this transaction.

D.	The reasonable fees and expenses of counsel for Lender in connection with this Agreement and all transactions pursuant hereto.

E.	The Commitment Fee, if any, specified in Article II hereof.

4.4          Construction of the Improvements. Borrower will cause the construction of the Improvements to be commenced within a reasonable period following the recording of the Deed of Trust and prosecuted with diligence and continuity and will complete the same in accordance with the Plans on or before the Completion Date, free and clear of liens, or claims for liens, for materials supplied and for labor or services performed in connection with the construction of the Improvements.

4.5          Correction of Structural Defects, Borrower will upon demand of Lender correct any structural defect discovered by the Inspector, Architect, Contractor, and/or Borrower in the Improvements or any material departure from the Plans not approved by Lender. The advance of any Loan proceeds shall not constitute a waiver of Lender's right to require compliance with this covenant with respect to any such defects or departures from the Plans not previously discovered by, or called to the attention of, Lender in writing.

4.6          Indemnification from Claims of Brokers. Borrower will indemnify Lender from claims of brokers (by, through, or under Borrower) arising by reason of the execution of this Agreement or the consummation of the Loan.

4.7          Delivery of Documents . Borrower will deliver to Lender, on written demand, any contracts, bills of sale, statements, receipted vouchers or agreements, under which Borrower claims title to any materials, fixtures, or articles used in the construction of the Improvements.

4.8          Application of Loan Proceeds. Lender may, upon written notice to Borrower after Borrower's failure to satisfy any covenant or condition hereof, apply Loan proceeds to the satisfaction of such covenant or condition hereof, and proceeds so applied shall be part of the Loan and shall be secured by the Loan Documents.

4.9          No Contract Without Approval. Borrower will not contract directly or indirectly with any person or entity for any work, labor, service, material or supplies to be furnished to or for the construction of completion of the Improvements or any other work- on the Land in excess of $5,000.00 without the express written consent of Lender, which consent shall not be unreasonably withheld or delayed.

4.10        Special Account. If requested by Lender, Borrower agrees to maintain a special account with Lender into which all advances under this Agreement (but no other funds other than Completion Deposit) shall be deposited and against which only checks shall be drawn for payment of all bills of labor and materials incident to the construction of the Improvements.

4.11        Application of Advances. Borrower shall expend all the proceeds of each advance under this Agreement for the cost of constructi on and completion of the Improvements in accordance with the Plans and Approved Budget. Except as provided in the Approved Budget, no funds advanced by Lender shall ever be used to defray other expenses or items not directly connected with construction costs of the Project.

4.12        Sign. If requested by Lender, Borrower will cause a sign satisfactory to Lender and reasonably satisfactory to Borrower to be placed conspicuously on the Land stating that construction financing has been furnished by Lender.

4.13        Survey Regarding Improvements. If Lender has a reasonable reason to believe that there may be an encroachment or other violation of any covenant, condition, or restriction, Borrower shall furnish to Lender upon request and at any stage of construction, with a current survey certified by a licensed engineer reflecting that the Improvements and all other improvements on the Land are entirely within the boundary lines of the Land, and do not encroach upon any set-back line, easement, right-of-way, or adjoining property, or breach or violate any covenant, condition or restriction affecting the Land or any,Governmental Requirement, and that no adjoining structure encroaches upon the Land.

4.14        Construction Contract. Borrower has entered into the Construction Manager Agreement with ConstructicniManager to provide for construction of the Improvements that will be in accordance with the Plans.

4.15        Additional Instruments. Borrower will execute such additional instruments as may be reasonably requested by Lender in order to carry out the intent of this Agreement and to perfect or give further assurances of any of the rights granted or provided for hereunder.

4.16        Compliance with Governmental Requirement and Sound Architectural Practice. All material Governmental Requirements will be complied with promptly and Lender will be furnished, on demand, evidence of such compliance. Borrower assumes full responsibility for the compliance of the Plans with Governmental Requirements and with sound architectural practice, and, notwithstanding any approval by Lender of the Plans, Lender shall have no responsibility therefor and Borrower agrees to indemnify and hold harmless Lender from any liability for any failure of the Plans to do so.

4.17        Title to Goods Used in Construction. Borrower shall not at any time during the performance of the work, make or cause to be made, or permit any contractor to make, any contract for materials or equipment of any kind or nature whatsoever to be incorporated in or to become a part of the Improvements, title to which is not good in Borrower upon payment by Borrower, or which is subject to any lien or title retention arrangement.

4.18        Official Notice or Claim. Borrower will comply with and furnish Lender with any official notice of claim .made by any Governmental Authority. Borrower will instruct Contractor to also promptly notify Lender of any substantial fire, casualty or notice of any taking by eminent domain affecting any part of the Land or the Improvements. Any such event shall conclusively be deemed substantial if the cost of repair or restoration or the value of the property taken shall exceed $10,000.00.

4.19        Notice of Anticipated Excessive Costs. Borrower will promptly advise Lender if and when the cost of completing the Improvements in accordance with the Plans shall exceed or appear likely to exceed the amount of unadvanced Loan proceeds and shall give Lender sufficiently detailed information with respect thereto.

4.20        Discharge of Encumbrance. Borrower will promptly discharge any lien, assignment, or encumbrance not permitted by this Agreement on any part of the Land or Improvements or any rights intended to be covered by any of the Loan Documents. Notwithstanding anything contained in this Agreement to the contrary, Borrower may contest any liens by bonding around same in accordance with the requirements of the Texas Property Code without being in default hereunder or as otherwise provided in the Deed of Trust.

4.21        Taxes and Other Charges. Borrower will promptly pay and discharge prior to the date when any interest or penalties shall accrue thereon, all taxes, levies, charges, impositions, water and sewer rents, and assessments of every kind or nature, whether foreseen or unforeseen, and whether general or special, which are now or shall hereafter be charged or assessed against the Land or the Improvements, or any part thereof, or which may become a lien thereon. Upon request, Borrower will furnish to Lender satisfactory evidence of any such payments made. Notwithstanding the foregoing provisions of this Section, Borrower shall have the right to contest taxes as permitted by the Deed of Trust.

4.22        Special Conditions. If the construction or use or occupancy of the Land or the Improvements shall, pursuant to any Governmental Requirement, restrictive covenant, or otherwise, be permitted only so long as any special conditions or agreements shall be kept, Borrower will so advise Lender and will cause all such conditions to be continuously fulfilled.

4.23         No Material Change in Plans, Approved Budget, or Construction Contracts Without Approval. Borrower will-not make any material change in (a) the Plans (including, but not limited to, the execution of change orders), (b) the Approved Budget, including reallocations of cost items, or (c) the Construction Contracts, without the prior written consent of Lender, provided, however, Lender shall approve reallocations of cost items in the Approved Budget following a written request therefor by Borrower supported by verifiable savings to cost items in the Approved Budget and other documentation reasonably required and acceptable to Lender. For purposes of this Section, a change shall not be considered a material change unless it, alone or together with any other prior change: (i) increases or decreases the contract price for or other costs in respect of construction of the Improvements by more than 5.0%; or (ii) extends or is likely to extend (in the reasonable judgment of Lender) the time within which the Improvements shall be completed beyond the Completion Date. Borrower shall deliver to Lender true and correct copies of all changes, amendments, or supplements to the Plans, Approved Budget, and the Construction Contracts (whether material or not) within 5 days after execution thereof or agreement thereto by the respective parties to such changes.

4.24        Cure of Defect. Borrower shall promptly cure any defects in the execution and delivery of any of the Loan Documents.

4.25        insurance. Borrower will obtain and maintain, in full force and effect, an owner's and contractor's liability insurance policy or policies (including worker's compensation insurance) and a hazard insurance policy or policies in builder's all risk form, on the completed value, non-reporting Texas Multi-Peril form, premiums prepaid, with loss pa able endorsements reasonably acceptable to Lender insuring the Improvements and all materials and supplies purchased with advances hereunder against all risks and losses, all such insurance policies to be issued by companies, in amounts and on terms approved by Lender in its reasonable discretion. Borrower will additionally provide a fire and extended coverage insurance policy issued by a company reasonably satisfactory to Lender insuring any existing structures or buildings on the Land and the Improvements (upon completion) in a face amount of not less than their full insurable value, containing a loss payable clause in favor of Lender as its interest may appear. If the Land is in an area identified as having special flood hazard, Borrower shall provide Lender with a policy of insurance covering risk of flood, issued under and pursuant to rules and regulations promulgated by the Federal Insurance Administration. Upon request of Lender, Borrower shall provide evidence satisfactory to Lender, including, but not limited to, certificates of insurance indicating that the insurance required herein is in full force and effect.

4.26        Completion Deposit. If, in the good faith judgment of Lender, it appears that anytime or from time to time that the unadvanced Note proceeds will be insufficient to (i) pay all costs to be incurred in connection with the development of the Project and the construction, marketing, ownership, management, maintenance, operation, and sale of the Improvements in accordance with this Agreement, (ii) pay all sums which may accrue under the Loan Documents prior to repayment of the Indebtedness, including, without limiting the generality of the foregoing, interest on the Indebtedness, and (iii) enable Borrower to perform and satisfy all of the Obligations, Borrower shall immediately deposit, or shall make arrangements satisfactory to Lender to deposit with Lender, the Completion Deposit. The ,Completion Deposit may be retained by Lender in a non-interest bearing account, need not be segregated from any of Lender's other funds and may be disbursed in accordance with the provisions of the Loan Documents by Lender before making any further advances on the Note.

4.27        Certificates of Occupancy. Borrower will upon completion of the Improvements obtain a certificate or certificates of occupancy, if available, in form satisfactory to Lender.

4.28        Payment of Amounts Owed. All amounts owed by Borrower for the purchase of equipment or other items of personal property incorporated into the Improvements shall be paid in full and Borrower shall not allow any lien or security interest of any kind to be created or filed against the Land, the Improvements or any such personal property of Borrower; provided, however that in the event any lien is filed against the Land and/or Improvements, Borrower shall have the right to contest such lien by bonding around same in accordance with the requirements of the Texas Property Code without being in default hereunder, or as otherwise provided in the Deed of Trust.

4.29        Reporting Requirements. Until the Loan and all other obligations and liabilities of Borrower under is Agreement and the other Loan Documents are fully paid and satisfied, Borrower, and each Guarantor to the extent that the stated action or information relates to such Guarantor, will, unless Lender shall otherwise consent in writing, furnish to Lender:

A.
Events of Default. As soon as possible and in any event within 5 days after the occurrence of each Event of Default, or each event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default, the statement of Borrower setting forth the details of such Event of Default or event and the action which Borrower proposes to take with respect thereto.

B.
Borrower's Monthly. Within 45 days of the last day of each month, the Borrower shall provide financial reports for the Borrower, including, but not limited to, balance sheets, income statements, and accounts receivable aging, acceptable to Lender. An accounts payable aging will not be required.

C.
Borrower's Annual. As soon as available and in any event within 90 days after the end of each fiscal year, a CPA reviewed current financial statement of Borrower as of the end of such fiscal year, which financial statement shall contain a balance sheet and income statement.

D.
Guarantor's Information. As soon as available and in any event within 60 days after the anniversary of the prior statement furnished to Lender, a current financial statement of each Guarantor for the previous year, which financial statement shall contain a balance sheet, a cash flow statement, and a statement of contingent liabilities.

E.
Tax Returns. As soon as available and in any event within 30 days of the filing thereof, a copy of the tax return filed by Borrower and each Guarantor with the Internal Revenue Service and in the event of an extension, verification of the extension filing.

F.
Governmental Action. Promptly after the commencement thereof, notice of all material actions, suits, and proceedings before any court or any governmental department, commission or board affecting Borrower or the Project.

G.	Evidence of Payment of Obligations. Upon demand of Lender, evidence of payment of all assessments, taxes, charges, levies, liens and claims against the Land.

H.
Additional information. Borrower and each Guarantor shall furnish Lender with such additional information and statements, lists of assets and liabilities, tax returns, and other reports as Lender may reasonably request from time to time.

All references to a preceding period shall mean the period ending as of the end of the month, quarter or fiscal year for which the applicable report is delivered. All references to a period immediately following shall mean the period beginning on the first day of the month, quarter or fiscal year following the end of the period for which the applicable report is delivered. All financial reports furnished to Lender pursuant to this Agreement shall be prepared in such form and such detail as shall be satisfactory to Lender, shall be prepared on the same basis as those prepared in prior years, and duly certified by the reporting party as being true and correct in all material aspects.

4.30 Financial Covenants. Borrower will, unless Lender shall otherwise consent in writing, maintain the following financial covenants:

A.
Debt Service Coverage Ratio. Borrower will maintain, as of the last day of each fiscal year beginning with the end of the 1st fiscal year after the date of this Agreement, a ratio of (a) net income after taxes plus (i) depreciation, (ii) amortization, and (iii) other non-cash expenses for the 12 month period ending with such fiscal year to (b) current maturities of long-term debt (principal and interest) for such 12 month period, of not less than 1.25 to 1.00, and supply Lender with a calculation, in form acceptable to Lender, of the Debt Service Coverage Ratio signed by its chief operating officer or equivalent ranking officer.

B.
Maintenance of Books and Records. Borrower shall keep records and books of account (including, but not limited to, such records as are necessary to determine compliance with this Agreement) in accordance with generally accepted accounting principles consistently applied and reflecting all transactions of the Borrower.

Unless otherwise specified, all accounting and financial terms and covenants set forth above are to be determined according to generally accepted accounting principles, consistently applied.

4.31 Primary Operating Account. Borrower shall establish and maintain its primary operating account(s) with Lender.

4.32 Automatic Debit. Borrower shall maintain an account with Lender for the auto debit of loan payments on the Loan utilizing the automated clearing house (ACH) System of the Federal Reserve Banks. Borrower acknowledges that (i) that such debit entries may cause an overdraft of any such account which may result in Lender's refusal to honor items drawn on any such account until adequate deposits are made to any such account; (ii) Lender is under no duty or obligation to initiate any debit entry for any purpose; and (iii) if a debit is not made because any such account does not have a sufficient available balance, or otherwise, the payment may be late or past due.

4.33 Lock Box. Borrower shall maintain an account with Lender for the deposit of all payments on accounts. All invoices related to Borrower's accounts shall set forth the Lock Box account as the sole address for payment. Lender shall have exclusive and unrestricted access to the Lock Box pursuant to a Lock Box Agreement executed by Borrower and Lender, dated            , 20

4.34 Negative Covenants. Borrower will not, without the prior written consent of Lender:

A.
Nature of Business; Change of Management or Operation. Make any material change in the nature of Borrower's business as carried on as of the date hereof, including, but not limited to, any material change in the management or operation of its business, or any change of the partnership interests of Borrower which, in the aggregate, is in excess of 20% of the total partnership interests.

B.	Liquidations; Mergers.; Consolidations. Liquidate, merge or consolidate Borrower with or into any other entity.

C.	Sale of Assets. Sell, transfer or otherwise dispose of any of its assets or properties, other than in the ordinary course of business.

D.	Liens. Create, incur, or assume any lien or encumbrance on the Project.

E.
Loan. Create, incur or assume any Loan for borrowed money or issue or assume any other note, debenture, bond or other evidences of Loan, or guarantee any such Loan or such evidences of Loan of others, other than (i) borrowing from Lender, (ii) borrowing outstanding on the date hereof and disclosed in writing to Lender, and (iii) capital or purchase money obligations not in excess of $100,000.00 in any 12 month period.

F.
Distributions. Make or pay any distributions to its partners; provided, however, Borrower may make distributions to each of its partners equal to each such partner's additional federal tax liability attributable to such partner's ownership of partnership interest in Borrower.

G.
Government Regulation. (i) be or become subject at any time to any law, regulation, or list of any government agency (including, without limitation, the U.S, Office of Foreign Asset Control list) that prohibits or limits Lender from making any advance or extension of credit to Borrower or from otherwise conducting business with Borrower, or (ii) fail to provide documentary and other evidence of Borrower's identity as may be requested by Lender at any time to enable Lender to verify Borrower's identity or to comply with any applicable law or regulation, including, without limitation, Section 326 of the USA Patriot Act of 2001, 31 U.S.C. Section 5318.

4.35 Indemnification. Borrower hereby agrees to indemnify and hold Lender harmless from and against any and all loss, cost, damage, claim, and expense incurred by Lender on account of: (i) the violation of any representation or warranty set forth in this Agreement or in the other Loan Documents; (ii) Borrower's failure to perform any obligations of this Agreement or of the other Loan Documents; (iii) any loss, damage, claim, charge, or expense, including reasonable attorneys' fees, resulting from injury or damage to persons or property which may arise in connection with the construction of the Improvements or the use or operation of the Project; (iv) the disbursement of the Loan proceeds, the condition of the Project, or the quality of construction of the Improvements; or (v) Borrower's or the Project's failure to fully comply with all Governmental Requirements, the foregoing indemnifications to survive the closing of the Loan, payment of the Loan, the exercise of any right or remedy under any of the Loan Documents, any subsequent sale or transfer of the Project, and all similar or related evens or occurrences. This indemnity shall not extend to or cover acts of fraud, willful misconduct or gross negligence by Lender.

ARTICLE V
ADDITIONAL SECURITY

As collateral and security for the Loan, Borrower grants, or shall cause the owner thereof to grant to Lender, its successors and assigns, a lien and security interest (which shall be a first and prior lien and security interest therein), in and to the following, together with any and all proceeds thereof:

5.1        Construction Contracts. All of Borrower's rights, title and interests, but not its obligations, in, under, and to the Construction Manager Agreement and Construction Contracts upon the following terms and conditions:

A.
Borrower represents and warrants that the Construction Manager Agreement and each copy of any Construction Contract furnished to Lender is a true and complete copy thereof and, to Borrower's knowledge, that Borrower's interest therein is not subject to any claim, setoff or encumbrance.

B.
Neither this assignment nor any action by Lender shall constitute an assumption by Lender of any obligations under the Construction Manager Agreement or Construction Contracts. Borrower agrees to indemnify and hold harmless against and from any loss, cost liability or expense (including, without limiting the generality of the foregoing reasonable attorney's fees) incurred by Lender and resulting from any failure of Borrower to so perform.

C.
Lender shall have the right at any time (but shall have no obligation) upon prior written notice to Borrower (unless an Event of Default exists in which case no notice shall be required), to take, in its name or in the name of Borrower, such action as Lender may at any time reasonably determine to be necessary or advisable to cure any default under the Construction Manager Agreement or Construction Contracts or to protect the rights of Borrower or Lender thereunder. Lender shall incur no liability if any action so taken by it or in its behalf shall prove to be inadequate or invalid, and Borrower agrees to hold Lender free and harmless from any reasonable loss, cost, liability or expense (including, without limiting the generality of the foregoing, reasonable attorneys' fees) incurred in connection with any such action other than such loss, cost, liability, or expense arising out of Lender's gross negligence or willful misconduct.

D.
During the existence of an Event of Default, Lender may enforce all rights of Borrower under the Construction Manager Agreement or Construction Contracts; provided, however, Lender shall have no obligation to enforce such rights.

E.
Prior to an Event of Default, Borrower shall have the right to exercise its rights as owner under the Construction Manager Agreement or Construction Contracts; provided, however, Borrower shall not cancel or amend the Construction Manager Agreement or Construction Contracts or do, or suffer to be done, any act which would impair the security constituted by this assignment without the prior written consent of Lender, which consent shall not be unreasonably withheld or delayed.

F.
This assignment shall inure to the benefit of Lender, its successors and assigns, including any purchaser upon foreclosure of the Land or any grantee under a deed in lieu of foreclosure, any receiver in possession of the Land and any corporation formed by or on behalf of Lender which assumes Lender's rights and obligations under this Agreement.

5.2         Plans. All of Borrower's rights, title and interest in and to the Plans, and Borrower hereby represents and warrants to and agrees with Lender as follows:

A.	Borrower represents and warrants that the original counterparts of the Plans furnishedto Lender are true and complete in all material respects.

B,	The schedule of Plans delivered to Lender is a complete and accurate description inall material respects of the Plans.

C.	To Borrower's knowledge, the Plans are complete and adequate for the construction of the Improvements, and there have been no modifications thereof except as described in such schedule.

D.	Lender may use the Plans for any purpose relating to the Improvements, including, but not limited to, inspections of construction and the completion of the Improvements.

E.
Lender's acceptance of this assignment shall not constitute approval of the Plans by Lender. Lender has no liability or obligations whatsoever in connection with the Plans and no responsibility for the adequacy thereof or for the construction of the Improvements contemplated by the Plans.

F.
This assignment shall inure to the benefit of Lender, its successors and assigns, including any purchaser upon foreclosure of the Property or any grantee under a deed in lieu of foreclosure, any receiver in possession of the Property and any corporation formed by or on behalf of Lender which assumes Lender's rights and obligations under this Agreement.

ARTICLE VI
CONDITIONS PRECEDENT TO LENDER'S OBLIGATIONS

Unless waived in writing by Lender, Lender shall not be obligated under the Agreement unless the following conditions shall have first been satisfied and Lender shall have received the following:

6.1          The executed Loan Documents.

6.2          Evidence reasonably satisfactory to Lender that the insurance called for herein is in full force and effect and all premiums have been paid and such insurance policies contains the proper endorsement to Lender.

6.3         The Title Insurance insuring the Deed of Trust and Security Agreement securing the$4,439,150.00 Note to be a valid and third lien, free and clear of all defects and encumbrances, other than those in favor of Lender, and containing no exceptions, except such as Lender may approve in writing, and otherwise reasonably satisfactory to Lender.

6.4         An original current survey of the Land certified to Lender and showing all of thefollowing:

A.	The locations of the perimeter of the Land by courses and distances.

B.	All easements and rights-of-way.

C.	Evidence that the Land is not located within the 100-year flood plain or within any "wet-lands" as defined by any Governmental Requirements.

D.	Encroachments (if any) upon the Land.

E.	The relation of the proposed Improvements by distances to the perimeter of the Land, the proposed building lines, the street lines, and points at which utilities are available to service the Land.

6.5          A certificate, in form and substance reasonably satisfactory to Lender, which shall certify that the Land is not located in an area identified by the Federal Emergency Management Agency (FEMA), or any other Governmental Authority, as an area having special flood hazards.

6.6          An environmental audit or assessment in favor of Lender with respect to the Land conducted by an engineering firm acceptable to Lender and containing no information deemed to be unacceptable by Leader, in its reasonable discretion.

6.7          A Guaranty Agreement from each Guarantor.

6.8          A resolution of Borrower, which authorizes the appropriate persons to execute this Agreement and any and all other documents required hereunder.

6.9          The Approved Budget and Plans.

6.10        Evidence of appropriate zoning, subdivision and site plan approvals, availability of utilities in adequate capacities, and permits to construct the Improvements.

6.11        An MAI appraisal of the Land and Improvements performed on an "as completed" basis in form and substance acceptable to Lender.

6.12        All other instruments or documents incidental and appropriate to the transaction provided for herein as Lender or its counsel may reasonably require.

ARTICLE VII
CONDITIONS PRECEDENT TO LENDER'S
OBLIGATION TO MAKE ADVANCES

7.1          Conditions Precedent. Unless waived in writing by Lender, Lender shall not be obligated to make any advance of Loan proceeds hereunder for the construction of the Improvements until the conditions set forth in Article VI and the following further conditions shall have been satisfied:

A.
The representations and warranties made in Article III hereof shall be true and correct in all material respects on and as of the date of the advance with the same effect as ifmade on such date (except for such representations and warranties which expressly relate to an earlier date).

B.	There shall be no uncured Event of Default under this Agreement or the Loan Documents.

C.	There shall be no change in the state of title to the Land and no survey exceptions not previously approved by Lender have occurred.

D.
An Architect's Agreement executed by the Architect, in the form supplied by Lender, affirming, among other items, the Architect's agreement with Lender with respect to the Plans and construction of the Improvements.

E.	Borrower shall have delivered to Lender the Approved Budget, Plans, and required insurance as provided in Section 4.25.

F.
Lender and the Inspector have received and approved true, legible and correct copies ofthe Plans, the Construction Contracts, and the Approved Budget Each Contractor shall execute a Contractor's Agreement in the form supplied by Lender, confirming, among other items, the Contractor's agreement with Lender with respect to the Construction Contract, construction of the Improvements, and advances under this Agreement.

G.
Lender shall have received a Request for Advance, together with evidence reasonably satisfactory to Lender that there exists no outstanding mechanic's and materialman's liens or other encumbrances upon the Land and/or Improvements other than that permitted or evidenced by the Deed of Trust or bonded around as permitted hereunder. If requested by Lender, each Request for Advance shall be accompanied by any consents, certificates, approvals, permits, licenses, bonds, agreements, releases, lien waivers, evidence of partial or final completion, bills, invoices, receipts, subordinations, affidavits, or such other documents as Lender reasonably requires.

H.
As a condition precedent to the first advance following actual commencement of the construction of the Improvements, Borrower and Contractor must execute and file of record. in the county where the Land is located an Affidavit of Commencement that complies with Texas Property Code §53.124 and that is reasonably acceptable to Lender. The Affidavit of Commencement must state the actual date of the commencement of construction of the Improvements and the date must be after the date the Deed of Trust was executed, acknowledged and recorded.

I.
Following the laying of the foundation of the Improvements, Lender shall have received a foundation survey showing the foundation to be located within the boundaries of the Land and does not encroach upon, breach, or violate any building line, easement, or similar restriction.

J.
The improvements shall not have been materially injured or damaged by fire or other casualty unless there shall have been received by Lender, insurance proceeds (or a written commitment to deliver insurance proceeds) sufficient in the judgment of Lender to effect the satisfactory restoration of the Improvements and to permit the completion thereof prior to the Completion Date (as extended by Force Majeure Delays, if any).

K.
All materials and fixtures incorporated in the construction of the Improvements and all equipment have been purchased so that absolute ownership thereof has vested in Borrower immediately upon delivery thereof to the Land and payment thereof by Borrower, and Borrower shall produce and furnish, if required by Lender, the contracts, bills of sale and other agreements under which title thereto is claimed by Borrower. If requested by Lender, Borrower shall furnish an endorsement to the Title Insurance extending coverage for such advance.

L.
There exists no violation of insurance underwriters' requirements; that there is no notice by any Governmental Authority that any of the Improvements violate or do not comply with any provision of law or ordinance applicable thereto; and that there are no actions, suits or proceedings pending or to Borrower's knowledge, threatened against or affecting Borrower, or the Land, which if adversely determined would materially impair the ability of Borrower to complete the improvement in accordance with the provisions hereof, or Borrower to pay when due any amounts which may become payable on the Note.

M.
if requested, Lender has been furnished with a sworn affidavit of Borrower as to whether or not Borrower or Borrower's agents have been served with any written notice that a lien will be claimed for any amounts unpaid for materials furnished or labor performed by any person, firm or corporation furnishing materials or performing labor of any kind entering into the construction of any of the Improvements.

N.	In case of the last advance, Lender shall have received all of the following:

(1)	A Certificate of Substantial Completion - AlA 0704.

(ii)
Evidence of the approval of the Improvements for occupancy and thecontemplated use thereof by the appropriate Governmental Authority as evidenced by a Certificate of Occupancy, if available, and to the extent any such approval is a condition of lawful use and occupancy of the Improvements.

(iii)	Advice from the Architect or the Inspector to • the effect that the Improvements have been completed substantially in accordance with the Plans.

(iv)	A final "As Built" survey showing the completed Improvements.

(v)	Letter from Borrower stating that Borrower has made an inspection of andaccepts the Improvements as complete, including any punch list items.

(vi)	Evidence of the permanent hazard and flood insurance (if appropriate) required by the Loan Documents.

7.2          Inspections. Lender may from time to time while this Agreement is in force direct the Inspector or other person designated by the Inspector, or Lender to inspect the progress of the construction of the Improvements. Any advance subsequent to such inspection will be conditioned upon advice from the Inspector that the construction o f the Improvements theretofore performed was performed in accordance with the Plans, and that the unadvanced Loan proceeds are in an amount sufficient to pay for the cost of completing all uncompleted work called for by the Plans.

7.3          Retainage. Unless otherwise agreed, each advance of the Loan proceeds shall be the amount which the Construction Manager and each Contractor has earned under the Construction Manager Agreement and each Construction Contract, as approved by Lender, less amounts for which sums have previously advanced and less 10% (the "Retainage"), and such amount shall be advanced under the Note on behalf of Borrower and shall be delivered to the Construction Manager and Contractor as an installment payment owing to the Construction Manager and Contractor under the Construction Manager Agreement or Construction Contract. The Retainage shall be disbursed as follows:

A.
If the Land is located within the jurisdiction of a Governmental Authority which has authority to issue a Certificate of Occupancy, or other similar certificate, then the Retainage will be disbursed 31 days after the following events: (i) completion of the Improvements and acceptance by Lender; (ii) a Certificate of Occupancy, or other similar certificate, has been issued; (iii) Affidavits of Completion and All Bills Paid have been executed by Borrower, Construction Manager, and each Contractor, and if requested by Lender, waivers of lien and releases signed by the Construction Manager and each Contractor and all subcontractors and suppliers of materials; (iv) the Affidavits of Completion and All Bills Paid have been filed in the Real Property Records of the county where the Land is located; and (v) Borrower has complied with each of the provisions of Paragraph 7.1 of this Agreement.

B.
If the Land is not located within the jurisdiction of a Governmental Authority which has authority to issue a Certificate of Occupancy, or other similar certificate, then the Retainage will be disbursed 31 days after the following events: (i) completion of the Improvements and acceptance by Lender; (ii) Affidavits of Completion and All Bills Paid have been executed by Borrower, Construction Manager, and each Contractor, and if requested by Lender, waivers of lien and releases signed by the Construction Manager and each Contractor and all subcontractors and suppliers of materials; (iii) the Affidavits of Completion and All Bills Paid have been filed in the Real Property Records of the country where the Land is located; and (iv) Borrower has complied with each of the provisions of Paragraph 7.1 of this Agreement.

C.
Notwithstanding any statement in this Paragraph 7.3 to the contrary, the Retainagewill not be disbursed if any liens have been filed against the Land. Further, Lender may withhold approval of payment of the Retainage until after Lender is presented evidence satisfactory to Lender, including, but not limited to, affidavits by Borrower, Construction Manager, and each Contractor, showing payment in full of all obligations incurred in connection with construction of the Improvements.

ARTICLE VIII
EVENTS OF DEFAULT AND REMEDIES

8.1          Events of Default. The following shall constitute Events of Default hereunder:

A.	If Borrower shall fail, refuse, or neglect to pay, in full, any installment or portion of the Indebtedness as and when same is due and payable,

B.	If Borrower shall fail to maintain the insurance required by the Loan Documents.

C.	If there is a failure to comply with any of the Obligations.

D.
If at any time any representation or warranty which has been made by Borrower in this Agreement or in any of the Loan Documents executed in connection herewith is false or incorrect in any Material respect when made or deemed to have been made.

E.
If the construction of the Improvements is at any time discontinued or not carried on with reasonable dispatch to such an extent that it is unlikely in Lender's good faith and reasonable judgment that they will be completed by the Completion Date.

F.	If the Improvements, in the reasonable judgment of Lender or the Inspector, are not completed on the Completion Date.

G.
If Borrower shall (i) apply for or consent in writing to the appointment of a receiver, trustee or liquidator of Borrower, the Land or Improvements or any part thereof, or (ii) file a voluntary petition in bankruptcy, or admit in writing Borrower's inability to pay its or his debts as they come due, or (iii) make a general assignment for the benefit of creditors, or (iv) file a petition or answer seeking reorganization or rearrangement with creditors or taking advantage of any insolvency law, or (v) file an answer admitting the material allegations of a petition filed against it or him in any bankruptcy, reorganization, insolvency or similar proceeding, or if (vi) an order, judgment or decree shall be entered by any court of competent jurisdiction, or by any other duly authorized authority, on the application of a creditor or otherwise, adjudicating Borrower as bankrupt or insolvent or approving a petition seeking reorganization of Borrower or appointing a receiver, trustee or liquidator of the Land or Improvements or of all or any substantial part of the assets of Borrower and if such action is involuntary, such order, judgment or decree shall continue unstayed and in effect for any period of 30 consecutive days.

H.
If Lender, Inspector, or their representatives are not permitted at all reasonable times, to enter upon the Land, inspect the Improvements and the construction thereof and all materials, fixtures, and articles used or to be used in the construction and to examine all the Plans.

I.
If any substantial damage to or destruction of the Land and/or the Improvements shall occur and the insurance proceeds, together with a Completion Deposit made by Borrower, shall not, in the reasonable good faith opinion of Lender, be sufficient to repair and restore the Land and/or Improvements, or if insurance proceeds shall not be paid within a reasonable time.

J.	The liquidation, dissolution, merger, or consolidation of Borrower.

K.
If any party shall commence any action, suit or proceeding against OT affecting Borrower, or the Land, or involving the validity or enforceability of the Loan Documents or the priority of the liens and/or the security interest created thereby, at law or in equity, or before any Governmental Authority, which in the reasonable judgment of Lender, materially impairs or would materially impair its interest in the Land, the enforceability of the Loan Documents, or its ability to collect when due the Loan.

L.
Any material adverse change in the financial condition or results of operation of Borrower since the effective date of any Financial Statement previously furnished to Lender by Borrower has occurred and is continuing.

M.	Any default, breach, or failure in performance of any term, condition, warranty, agreement, or covenant of any Guarantor under the terms of any of its obligations to Lender.

N.
Any default, breach, or failure in performance of any term, condition, warranty, agreement, or covenant of FIRST STREET HOLDINGS, LTD., or FIRST STREET SURGICAL CENTER, L.P., a Texas limited partnership, under the terms of any of its obligations to Lender.

Notwithstanding anything in this Agreement, the Note, or the Loan Documents to the contrary, upon the occurrence of an Event of Default as defined by subparagraph A or B above, Lender shall give Borrower written notice of same and if such Event of Default is not cured within 10 days after the date such notice is given by Lender, Lender may proceed with any of the actions provided in paragraph 8.2 below. Notwithstanding anything in this Agreement, the Note, or the Loan Documents to the contrary, upon the occurrence of an Event of Default other than as specified in subparagraph A or B above, Lender shall give Borrower notice of same, and if such Event of Default is not cured within 30 days after the date such notice is given by Lender, Lender may proceed with any of the actions provided in paragraph 8.2 below; provided, however, if such Event of Default may not be cured within such 30 day period and Borrower is taking all reasonable actions in regard to curing same, Borrower shall be allowed a reasonable time to perform or take such actions required to cure the Default, and Lender shall be advised of the status of all actions being taken by Borrower. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, CONCURRENTLY AND AUTOMATICALLY WITH THE OCCURRENCE OF AN EVENT OF DEFAULT, FURTHER ADVANCES ON THE NOTE SHALL CEASE UNTIL SUCH EVENT OF DEFAULT IS CURED OR LENDER, WITHOUT ANY OBLIGATION TO DO SO, ELECTS TO MAKE FURTHER ADVANCES.

8.2          Remedies on Default Upon the occurrence of any of the Events of Default and the expiration of any notice of cure period provided in Paragraph 8.1 above, in addition to any other right or remedies available to Lender under the Loan Documents, Lender shall have the absolute right, at its option and election to:

A.           Cancel this Agreement by written notice to Borrower.

B.	Institute appropriate proceedings to specifically enforce performance of this Agreement.

C.
Request the appointment of a receiver, as a matter of strict right, without regard to the solvency of Borrower, for the purpose of preserving the Land, preventing waste, and to protect all rights accruing to Lender by virtue of this Agreement and of the Loan Documents, and expressly to make any and all further Improvements, whether on site or off site, as may be determined by Lender for the purposes of completing the Improvements. All reasonable expenses incurred in connection with the appointment of the receiver, or in protecting, preserving or improving the Land and Improvements shall be chargeable to Borrower and shall be enforced as a lien against the Land_

D.
Accelerate maturity of the Note and demand payment of the principal sums due thereunder, with interest, advances and costs, and in default of payment or any part thereof, to foreclose and enforce collection of such payment by foreclosure and/or other appropriate action in any court of competent jurisdiction.

E.
Enter into immediate possession of the Land and perform any and all work and labor necessary to complete the Improvements substantially in accordance with the Plans and employ watchmen to protect the Land and the Improvements; all reasonable sums so expended by Lender shall be deemed to have been paid to Borrower and secured by the Loan Documents. To implement the rights of Lender hereunder, Borrower hereby constitutes and appoints Lender as Borrower's true and lawful attorney in fact with full power of substitution. For this purpose, Borrower hereby empowers Lender or its attorney as follows: (i) to use any funds of Borrower including any balance which may be held in escrow and any funds which may remain unadvanced hereunder for the purpose of completing the Improvements in the manner called for by the. Plans; (ii) to make such additions and changes and corrections in the Plans which reasonably shall be necessary or desirable to complete the Improvements in substantially the manner contemplated by the Plans; (iii) to employ such contractors, subcontractors, agents, architects and inspectors as reasonably shall be required for the completion of the Improvements; (iv) to pay, settle or compromise upon terms reasonably determined by Lender, all existing bills and claims which are or may be liens against the Land, or may be necessary or desirable for the completion of the work or the clearance of title; (v) to execute all applications and certificates in the name of Borrower which may be required by any Construction Contract or the Governmental Requirements; and (vi) to do any and every act with respect to the construction of the Improvements which Borrower may do in Borrower's own behalf. It is understood and agreed that this power of attorney shall be deemed to be a power coupled with an interest which cannot be revoked. Lender shall also have power to prosecute and defend all actions or proceedings in connection with the construction of Improvements or the Land and to take such action and require such performance as is reasonably deemed necessary.

F.
Lender shall have, and Borrower hereby grants to Lender, a security interest in, a general lien upon, and a right of set-off, in and to and against the balance of every deposit account at Lender, now or hereafter existing, and any other claim of Borrower against Lender, now or hereafter existing, and all money, instruments, security, documents, chattel papers, credits, claims, demands, and any other property, rights, and interests of Borrower, which at any time shall come into the possession or custody or under the control of Lender or any of its agents or affiliates, for any purpose, and shall include the proceeds, profits and accessions of and to any of the security herein. Lender shall be deemed to have possession of any of the security in transit to of-set apart for it or any of its agents or affiliates.

ARTICLE IX
GENERAL TERMS AND PROVISIONS

9.1          Waiver. No advance of Loan proceeds hereunder shall constitute a waiver of any of the conditions of Lender's obligation to make further advances nor, in the event Borrower is unable to satisfy any such condition, shall any such waiver have the effect of precluding Lender from thereafter declaring such inability to be an Event of Default as hereinabove provided.

9.2          Approvals. All proceedings taken in connection with the transactions provided for herein, such as surveys, appraisals and documents required or contemplated by this Agreement, the Loan Documents or otherwise and the persons responsible for the execution and preparation thereof, all contractors, sureties, insurers and the forms of construction contracts and policies of insurance shall be reasonably satisfactory in form, substance and coverage reasonable to Lender, and Lender shall have received copies for certified copy where appropriate in Lender's judgment) of all documents which it may request in connection herewith.

9.3          Conditions for Benefit of Lender Only. All conditions to the obligations of Lender to make advances hereunder are imposed solely and exclusively for the benefit of Lender and its assigns and no other person shall have standing to require satisfaction of such conditions in accordance with their terms or be entitled to assume that Lender will refuse to make advances in the absence of strict compliance with any or all thereof and any or all of such conditions may be freely waived in whole or in part by Lender at any time if in its sole discretion it deems it advisable to do so,

9.4          No Duty to Inspect. It is expressly understood and agreed that Lender shall have no duty to supervise or to inspect the construction of the Improvements or any books and records, and that any such inspection shall be for the sole purposes of determining whether or not the Obligations of Borrower are being properly discharged and of preserving Lender's rights hereunder, If Lender, or the Inspector acting on behalf of Lender, should inspect the construction of the Improvements or any books and records, Lender and the Inspector shall have no liability or obligation to Borrower or any third party arising out of such inspection. Any Inspection not followed by notice of default shall not constitute a waiver of any default then existing; nor shall it constitute an acknowledgement or representation by Lender and the Inspector that there has been or wilt be compliance with the Plans and Governmental Requirements or that the construction is free from defective materials or workmanship or a waiver Of Lender's right thereafter to insist that the Improvements be constructed in accordance with the Plans and Governmental Requirements. Lender's failure to inspect the construction of the Improvements or any part thereof or any books and records shall not constitute a waiver of any of Lender's rights hereunder. Neither Borrower nor any third party shall be entitled to rely upon any such inspection or review. Lender and the Inspector owe no duty of care to Borrower or any third person to protect against, or inform Borrower or any third person of the existence of negligent, faulty, inadequate or defective design or construction of the Improvements.

9.5         USA Patriot Act Notification. The following notification is provided to Borrower pursuant to Section 326 of the USA Patriot Act of 2001, 31 U.S.C. Section 5318:

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person or entity that opens an account, including any deposit account, treasury management account, loan, other extension of credit, or other financial services product. What this means for Borrower: When Borrower opens an account, if Borrower is an individual, Lender will ask for Borrower's name, taxpayer identification number, residential address, date of birth, and other information that will allow Lender to identify Borrower, and, if Borrower is not an individual, Lender will ask for Borrower's name, taxpayer identification number, business address, and other information that will allow Lender to identify Borrower. Lender may also ask, if Borrower is an individual, to see Borrower's driver's license or other identifying documents, and, if Borrower is not an individual, to see Borrower's legal organizational documents or other identifying documents.

9.6          Notices_ Except as otherwise provided herein, all notices, demands, requests, and other communications required or permitted hereunder shall be given in writing and sent by (i) personal delivery, or (ii) expedited delivery service with proof of delivery, or (iii) United States mail, postage prepaid, registered or certified mail, return receipt requested, or (iv) facsimile (provided that such facsimile is confirmed by expedited delivery service or by United States mail in the manner previously described), addressed to the addressee at such party's address contained in the Loan Documents, or to such other address as either party shall have designated by written notice, sent in accordance with this paragraph at least 30 days prior to the date of the giving of such notice. Any such notice or communication shall be deemed to have been given and received either at the time of personal delivery, or in the case of mail, as of 3 Business Days after deposit in an official depository of the United States mail, or in the case of delivery service or facsimile, upon receipt. To the extent actual receipt is required, rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was received shall be deemed to be receipt of the notice, demand, request or other communication sent.

9.7        Amendment or Termination. Neither this Agreement or any provision hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against wham enforcement of the change, waiver, discharge or termination is sought.

9.8        Applicable Law.- This Agreement and the Note have been executed and delivered in the State of Texas and shall be deemed to be contracts made under and shall be construed in accordance with and governed by the laws of the State of Texas, except Chapter 346 of the Texas Finance Code, which regulates certain revolving loan amounts and revolving tri-party accounts) shall not apply to the loan account created by this Agreement.

9.9        Cumulative Remedies. The rights and remedies of Lender under this Agreement, the Note or any of the Loan Documents shall be cumulative and the exercise, or partial exercise, of any such right or remedy shall not preclude the exercise of any other right or remedy.

9.10        Non-Usurious Intent. In establishing the charges by Lender to Borrower in connection with this Loan and the services of Lender with respect to the transactions contemplated and mentioned in this Agreement, Borrower provided Lender a schedule estimating the amounts and times of Requests for Advances hereunder, which schedule was used by Lender and Borrower in negotiating the charges for such services and Loan. It is the intention of the parties hereto to conform strictly to all applicable usury laws. Accordingly, notwithstanding anything to the contrary in the Note, this Agreement, any of the other Loan Documents, or any other agreement entered into in connection herewith, it is agreed as follows: (i) the aggregate of all charges which constitute interest under the laws of the State of Texas that are contracted for, chargeable or receivable under the Note, this Agreement, any of the other Loan Documents or otherwise in connection with this loan transaction shall under no circumstances exceed the maximum amount of interest permitted by law, and any excess shall be deemed a mistake in calculation and canceled automatically and, if theretofore paid, shall be either refunded to Borrower or credited on the principal amount of the Note; and (ii) in the event that the maturity of the Note is accelerated by reason. of an election of Lender resulting from an Event of Default under the Note, this Agreement, any of the other Loan Documents, or any Agreement entered into in connection herewith, then earned interest may never include more than the maximum amount permitted by law, and unearned interest, if any provided for in the Note, this Agreement, any of the other Loan Documents or otherwise shall be canceled automatically and, if theretofore paid, shall be either refunded to Borrower or credited on the principal amount of the Note; and (iii) all amounts paid or agreed to be paid in connection with the indebtedness evidenced by the Note which would under applicable law be deemed interest shall, to the extent provided by applicable law, be amortized, prorated, allocated and spread throughout the full term of the Note.

9_11       Savings Clause. In the event any one or more of the provisions contained in this Agreement, any of the other Loan Documents or in any other instrument referred to herein or executed in connection with or as security for the Note shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, any of the other Loan Documents or any such other instrument.

9.12        Relationship Between Borrower and Lender. Borrower is not a joint venturer, agent or representative of Lender, and Lender shall not be liable to any party asserting a claim against Borrower or against the Land, The rights granted to Lender by Borrower in this Agreement are granted for the protection of Lender's security, and shall not be construed for the benefit of any person not a party to this Agreement.

9.13        Waiver of Special Damages. BORROWER WAIVES, TO THE MAXIMUM EXTENT NOT PROHIBITED BY LAW, ANY RIGHT BORROWER MAY HAVE TO CLAIM OR RECOVER FROM LENDER IN ANY LEGAL ACTION OR PROCEEDING ANY SPECIAL, EXEMPLARY, PUNITIVE, OR CONSEQUENTIAL DAMAGES.

9.14        Binding Effect. This Agreement shall inure to the benefit of and be binding upon Borrower and Lender and their respective successors and permitted assigns.

9.15        Jury Waiver. BORROWER AND LENDER HEREBY VOLUNTARILY, KNOWINGLY, IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) BETWEEN OR AMONG BORROWER AND LENDER ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENTS. THIS PROVISION IS A MATERIAL INDUCEMENT TO LENDER TO PROVIDE THE FINANCING DESCRIBED HEREIN OR IN THE OTHER LOAN DOCUMENTS.

9.16        Imaged Documents. Borrower and all sureties, endorsers, guarantors, and any other party now or hereafter liable for the payment of the Loan, in whole or in part, (i) understand and agree that Lender's document retention policy may involve the imaging of executed Loan Documents, which includes but is not limited to any note, guaranty, deed of trust, security agreement, assignment, financing statement and any other document which evidences any indebtedness owed by Borrower to Lender and/or secures such indebtedness, and the destruction of the paper original, including the original note, and (ii) waive any rights and/or defenses that it may have to the use of such imaged copies of Loan Documents in the enforcement of any of Lender's rights in a court of law or otherwise and/or as to any claim that such imaged copies of the Loan Documents are not originals,

9.17        Arbitration. Borrower, Lender and Guarantor agree that all disputes, claims and controversies between them whether individual, joint, or class in nature, arising from this document or otherwise, including without limitation contract and tort disputes, shall be arbitrated pursuant to the Rules of the American Arbitration Association in effect at the time the claim is filed, upon request of either party. No act to take or dispose of any Collateral or Property (as defined herein or in any Related Document) securing this document shall constitute a waiver of this arbitration agreement or be prohibited by this arbitration agreement. This includes, without limitation, obtaining injunctive relief, including but not limited to, a temporary restraining order, temporary injunction or prejudgment writs of garnishment, attachment or sequestration, or a receiver from a court of competent jurisdiction, or -.invoking a power of sale under any deed of trust or mortgage; or exercising any rights relating to personal property, including taking or disposing of such property with or without judicial process pursuant to applicable law. Any disputes, claims, or controversies concerning the lawfulness or reasonableness of any act, or exercise of any right, concerning any Collateral or Property securing this document, including any claim to rescind, reform, or otherwise modify any agreement relating to the Collateral or Property securing this document, shall also be arbitrated, provided however that no arbitrator shall have the right or the power to enjoin or restrain any act of any party such authority being reserved to a court of competent jurisdiction. Judgment upon any award rendered by any arbitrator may be entered and enforced in any court having jurisdiction. Nothing in this document shall preclude any party from seeking equitable relief from a court of competent jurisdiction. The statute of limitations, estoppel, waiver, laches, and similar doctrines which would otherwise be applicable in an action brought by a party shall be adjudicated in any arbitration proceeding, and the commencement of an arbitration proceeding shall be deemed the commencement of an action for these purposes. The Federal Arbitration Act shall apply to the construction, interpretation, and enforcement ofthis arbitration provision. All arbitration proceedings shall be conducted in Houston, Harris County, Texas.

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the dates of the acknowledgments set forth below, to be effective for all purposes, however, as of the date first above written.

Address:	LENDER:
2929 Kirby Drive
Houston, Texas 77098	THE BANK OF RIVER OAKS

	By:	[Illegible]
Name.
	Title:	President

Address:	BORROWER:
4801 Bissonnet Bellaire,
Texas 77401	FIRST STREET HOSPITAL, L.P.

	By:	First Surgical Partners, L.L.C.,
a Texas limited liability company,
its general partner

		By:	/s/ Tony Rotondo
Tony Rotondo, Member

		By:	/s/ Jacobo Varon
Jacobo Varon, M.D., Member

.RATA

4,	Legal de.sorlotion of land:

TRACT 1:

0.4521 Acre (or 21,000 square feet) col of Block 3 of the Townshe of Bafeira, in the City of Eatelre, Harris County. Texas, sUcortiing to the plot of avid towesite recorded in Volume 3, Page 59, Hanis County Map Records, and being all of Lots 1, 2 and 3 of said Block and the north half of the adjacent 10 foot Alley described in Quit Claim Dead from the City of Beitaire recorded under Hanle County Cleft File No. 0228250, mkt 0.4821 epos of land being more particularly dosoribcrd as follows:

BEGINN0413 ale 5/8" on rod Set for corner al the northeast corner of said Lot 1 on the south right-of-way line of Chestnut Street at he inter-leader, with the wad right-of-way dna of Firsi Shoe!, 60.660 feel wide, and located 0,80 foot south of a found 5/8" iron rod with cap:

THENCE South in part With the east line of said Lot 1 and with said weal rigla-ofway Una, at 185,00 Feat 'PBS the southeast corner of said Lot and oorilleuing a total of 140.00 feet to a 513' lion rod 4al for comer on the centerline of said &icy;

THENCE West with the centerrine of said obey 180.00 feet to a 818" ken rod set for corner,

THENCE North, at 5.00 feel pass The southwest corner of Lot 3 and the southeast corner of La 4. arid -continue a total distance of 140.00 feet ton 6/8' iron rod net for corner at the northwest corner of Lo13 and the northeast corner of Lot 4 en the south right-of-way line of Chestnut Street, cold from which a found 5/8' iron rod Wit, cap boors North 0,18 fool and Wert 0.18 foot

THENCE East with the north fine  of Lots 3, 2 end t and with said south tight-of-way line 150.00 feet to the MACE OF BEGINNINt3.

TRACT 2:

0.1803 Acre Or 8,248 square feet) out of Block 2 of the Townsite of Beiteina. in the Oily of Bellaire, Harris County. Texas, according to the plat of said lownsite recordod In Volume 3, Rage 58, .1-Ionia County Mari Records, and being all of Lot 28 and part of Lot 26 of said Block, said 0.1583 acre of lend being more particularly descrled as fellows:

BES1NNIN5 ate 578" kon rod set for corner at the southeast comer of said Lot 25 on the north rfght-of-Wey fine ot Chestnut Street at its intersection Kith the west right-of.way lire of First Skeet, both 60 feet wide:

THENCE West with the south line of Lot 25 and said north right-cf-Way line 50.00 feet to a 518- iron rod set ler corner at the southwest corner of Lot 25 end the southeast comer of Lot

'THENCE North, in past wit, the west line of Lot 26 end the east lire of Lot 24, at 136.03 feet pass the northwest corner of Lot 25 and the northeast comer of Lot 24 on the south line of Lot 26, and continue a total distance of 150.64 feet to on "X' matt cur one conorele walk for corner on the south right-of-way Ilnit of Biesonrsa Street from which another 'X" mark found on said walk bears South 8.70 foal and West 0.17 foot

THENCE North Ur 18' 30" East along said concrete walk with said south 44A-of-way Ng 07-59 feet to an "X" mark cut on said walk for corner at the` northeast corner of Lot 28 at the intersection of said south right-of-way line with the west right-of-way line of First Street, from which another 'X' mark found on said walk bears ...outh 0.88 tent and West 0.17 fool;

roam nr- Crereltnekl.rnhelm,...
E.Falislo

Ccrarsam.11.46NS. FirIMMit	,iVtATI.talt7.331.11.6.101M

C...ralrur,1 Mr.-bor. AIM 14131	6,5....711-01C0b4.41111051100

THENCE South with the oast gee of Let 26 and Let 25 and with said west rtghl-of-way ffne, at 44.10 feel pass the southeast comer of Lot n and the northeast corner of Tract 2: end co ritinufng a total disianoe of 1700 feel lc the PLACE Off BEGINNING.

TRACT 3

Rights regarding an overbroad walkway or pedestrian bridge above that certain 2,330 square foot portion of Crmsinart Street between Block 2 and Block 3 of the Townstle of Bellaire, Haute County, Texas, described in that certain Consent to Encroachroent eicsontad by the City of B lidiaire to Jacobs. Varon, Trusts* and First Street Holdings, Ltd.. recorded Mat Heals County Clorles fie No. Y820021; said 2,300 square fool trent being doscrihnd below;

2380 SqUare Feet of land, being a strip of land 30,61 feel wide across the sixty fool wide right-of-way of Chestnut Street between Block 2 and Block 3 of the Townsite of Bellaire, plat of which is recorded In Volume 3, Page 50, Harris County Map R000tds, beirig in the city of                         In Harris County, Texas. said strip of tend being more particularly described as folioun:

BEGINNING at a point on the north right.ol-way Yee of Chestnut Street end the south fine of said Block Z from which the solgt1P.4.9/ corner of Block 2 at the in bp Mi. Dilari of sa kl north right-or-way tine with the west right-of-way arta of First Streel beers East 10.00 feat;

THENCE South across Chestnut Street 60,00'feet to a paint for corner on the south right-of-way line of Chestnut Street and the north line of said Bieck 3, from which the northeast corner of Block 3 at the Intenseetton of said south right-of-way lkiewith saki west right-of-way line of First Street beets East 10.00 feet

THENCE Watt with raid south right-of-way line 30.67 foot to a point for comer.

THENCE North across Chestnut Snot:4.60M feet to a point for corner on a td north tight-of.wsy line erre the south lino of Block 2;

THENCE East with cad line 35.67 feet to the PLACE OF BEGihfILING.

M741 II':      .Kneew

PROMISSORY NOTE

$1,652,030.00	January 8, 2008

FOR VALUE RECEIVED, the undersigned, First Street Surgical Center, L.P. (the "Maker", whether one or more, and if more than one, jointly and severally), promises to pay to the order of The Bank of River Oaks (the "Payee", together with any and all subsequent owners and holders of this Note), at its offices 2929 Kirby, Houston, Texas 77098 or such other place as Payee shall designate in writing to Maker, which at the time of payment is legal tender of the United States of America for payment of public and private debts, without offset, in lawful money of the United States of America, the principal sum of One Million Six Hundred Fifty-two Thousand Thirty and no/I 00 Dollars ($1,652,030,00), together with interest thereon from and after date hereof until maturity at a fixed rate of 7.70% per annum (the "Contract Rate"), computed on the basis of a year of 360 days, unless such calculation would result in a usurious rate, in which case interest shall be calculated on the per annum basis of 365 or 366 days, as the ease may be, and for the actual number of days elapsed (including the first day but excluding the last day).

The principal and interest of this Note shall be due and payable in monthly installments of $15,502.88 each, beginning one month from the date hereof, and continuing regularly on the same day of each succeeding calendar month thereafter until five years from the date hereof when the entire amount, principal and interest then remaining unpaid, shall be due and payable.

THIS NOTE IS PAYABLE IN FULL ON OR BEFORE FIVE YEARS FROM THE DATE OF THIS NOTE. AT MATURITY, MAKER MUST REPAY THE ENTIRE PRINCIPAL BALANCE OF THIS NOTE AND UNPAID INTEREST THEN DUE. PAYEE IS UNDER NO OBLIGATION TO REFINANCE THIS NOTE AT THAT TIME. MAKER WILL, THEREFORE, BE REQUIRED TO MAKE PAYMENT OUT OF OTHER ASSETS THAT MAKER MAY OWN, OR MAKER WILL HAVE TO FIND A LENDER, WHICH MAY BE THE PAYEE, WILLING TO LEND MAKER THE MONEY. IF MAKER REFINANCES THIS NOTE AT MATURITY, MAKER MAY HAVE TO PAY SOME OR ALL OF THE CLOSING COSTS NORMALLY ASSOCIATED WITH A NEW LOAN EVEN IF MAKER OBTAIN REFINANCING FROM THE PAYEE.

If a payment is 10 or more days late, Maker will pay a delinquency charge in an amount equal to the greater of (i) 5.0% of the amount of the delinquent payment up to the maximum amount of $1,500.00, or (ii) $25.00. All payments due under this Note shall be made by Maker without offset or other reduction. Upon an Event of Default (as defined below) and the expiration of any notice and/or cure period provided in the Letter Loan Agreement ("Loan Agreement") of even date herewith, by and between Maker and Payee, including failure to pay upon final maturity, and acceleration of the principal balance of this Note, Payee, at its option, may also, if permitted under Applicable Law (as defined below), do one or both of the following: (a) increase the Contract Rate to the Maximum Rate (as defined below), and (b) add any unpaid accrued interest to principal and such sum will bear interest therefrom until paid at the rate provided in this Note (including any increased Contract Rate).

If any payment of principal or interest on this Note shall become due on a day which is not a Business Day (as hereinafter defined), such payment shall be made on the next succeeding Business Day and such extension of time shall be included in the computing of interest in connection with such payment. As used herein, the term "Business Day" shall mean any day other than a Saturday, Sunday or federal banking holiday upon which Payee is closed. Any check, draft, money order or other instrument given in payment of all or any portion of this Note may be accepted by Payee and handled in collection in the customary manner, but the same shall not constitute payment or diminish any rights of Payee except to the extent that actual cash proceeds of such instrument are unconditionally received by Payee.

/s/ Jacob Varon /s/Tony Rotondo
INITIAL FOR IDENTIFICATION

Unless otherwise agreed in writing, or otherwise required by Applicable Law, interest on this Note will be calculated on the unpaid principal balance to the date each installment is paid and each installment payment will be applied first to unpaid accrued interest, then to principal, and any remaining amount to any unpaid collection costs, delinquency charges and other charges; provided, however, upon delinquency or other Event of Default, Payee reserves the right to apply installment payments among principal, interest, delinquency charges, collection costs and other charges, at its discretion.

Maker agrees not to send payments marked "paid in full," "without recourse," or similar language. If Maker sends such a payment, Payee may accept it without losing any of Payee's rights under this Note, and Maker will remain obligated to pay any further amounts owed or that may become owed to Payee. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount, must be mailed or delivered to: 2929 Kirby, Houston, Texas 77098; Attention: President.

Maker may prepay this Note in whole or in part at any time during the term of this Note; provided, however, Maker shall give Payee at least 30 days prior notice of its intent to prepay, and such prepayment must be accompanied by a prepayment premium in an amount equal to the amount of the principal being prepaid multiplied by:
Loan Year	Percentage of Prepayment
1	3%
2	2%
3	1%

The foregoing computations shall be made by Payee and shall be conclusive absent manifest error. Failure by Payee to collect or demand such premium at the time of prepayment shall not be deemed a waiver of Payee's rights to such premium, or to any future premium. The foregoing shall apply to any such prepayment made voluntarily and, where allowed by Applicable Law, made involuntarily as a result of the acceleration of maturity upon an Event of Default or otherwise. Except as expressly provided herein to the contrary, all prepayments on this Note shall be applied in the following order of priority: (i) the prepayment premium (if any), (ii) the payment or reimbursement of any expenses, costs, or obligations (other than the outstanding principal balance hereof and interest hereon) for which either Maker shall be obligated or Payee shall be entitled pursuant to the provisions of this Note or the other Security Instruments (as defined below); (iii) the payment of accrued but unpaid interest hereon; and (iv) the payment of all or any portion of the principal balance hereof then outstanding hereunder, in the inverse order of maturity. As used herein, the term "Loan Year" shall mean successive 12 month periods commencing as of the date of this Note.

Maker agrees that upon the occurrence of any one or more of the following events of default ("Event of Default"):

(1)           failure of Maker to pay any installment of principal of or interest on this Note or on any other indebtedness of Maker to Payee when due; or

(2)           the occurrence of any event of default specified in any of the other documents evidencing, securing, governing, guaranteeing and/or pertaining to this Note including, but not limited to the Loan Agreement and the Security Instruments; or

(3)           the bankruptcy or insolvency of, the assignment for the benefit of creditors by, or the appointment of a receiver for any of the property of, or the liquidation, termination, dissolution or death or legal incapacity of, any party liable for the payment of this Note, whether as maker, endorser, guarantor, surety or otherwise;

/s/ Jacob Varon /s/Tony Rotondo
INITIALED FOR IDENTIFICATION

the holder of this Note may, at its option, without further notice or demand except as provided in the Loan Agreement, (i) declare the outstanding principal balance of and accrued but unpaid interest on this Note at once due and payable, (ii) refuse to advance any additional amounts under this Note, (iii) foreclose all liens securing payment hereof, (iv) pursue any and all other rights, remedies, and recourses available to the holder hereof, including but not limited to any such rights, remedies, or recourses under any of the Security Instruments, or other loan documents, at law or in equity, or (v) pursue any combination of the foregoing.

All makers, endorsers, sureties and guarantors hereof, as well as all other parties to become liable on this Note, hereby severally: (i) except as specifically provided in the Loan Agreement, waive notice of default, demand, notice of intent of demand, presentment for payment, notice of non-payment, protest, notice of protest, grace, notice of intent to accelerate maturity, notice of acceleration of maturity, filing of suit, diligence in collection or enforcing any of the security for this Note; (ii) agree that they are and shall be jointly, severally, directly and primarily liable for the repayment of all sums due and owing under this Note; (iii) consent to any and all renewals, extensions and modification in the time of payment and to any other indulgence with respect to this Note; (iv) agree that Payee shall not be required first to institute suit or exhaust its remedies against Maker or others liable or to become liable on this Note, or to enforce its rights against them or any security for this Note; (v) agree to any substitution, subordination, exchange or release of any security for this Note, or the release of any party primarily or secondarily liable on this Note; and (vi) acknowledge that Payee has no duty of good faith to Maker and that no fiduciary, trust or other special relationship exists between Maker and Payee. Maker acknowledges and agrees that it may be required to pay this Note in full without assistance from any other party, or any collateral or security for this Note. Payee shall not be required to mitigate damages, file suit, or take any action to foreclose, proceed against, or exhaust any collateral or security in order to enforce the payment of this Note.

Upon the occurrence of an Event of Default, and if any action is taken by Payee to enforce the terms and provisions of this Note, including, but not limited to, this Note is placed in the hands of an attorney for collection, or suit is brought on same, or the same is collected through any Probate, Bankruptcy Court, or any judicial proceeding whatsoever, then Maker agrees and promises to pay Payee's reasonable expenses and costs, including, but not limited to, attorney's fees.

It is expressly provided and stipulated that notwithstanding any provision of this Note or any other instrument evidencing or securing the loan evidenced hereby, in no event shall the aggregate of all interest paid by Maker to Payee under this Note ever exceed the Maximum Rate on the principal balance of this Note from time to time advanced and remaining unpaid. In this connection, it is expressly stipulated and agreed that it is the intent of Payee and Maker in the execution and delivery of this Note to contract in strict compliance with Applicable Law as defined below. In furtherance thereof, none of the terms of this Note or any other instrument evidencing or securing the loan evidenced hereby, shall ever be construed to create a contract to pay for the use, forbearance or detention of money, at a rate in excess of the Maximum Rate permitted to be charged of Maker under Applicable Law. Maker or any guarantors, endorsers or other parties now or hereafter becoming liable for payment of this Note shall never be liable for interest in excess of the Maximum Rate, and the provision of this paragraph and the immediately succeeding paragraph shall govern over all other provisions of this Note and any instruments evidencing or securing the loan evidenced hereby, should such provisions be in apparent conflict herewith.

Specifically and without limiting the generality of the foregoing paragraph, it is expressly provided that:

/s/ Jacob Varon /s/Tony Rotondo
INITIALED FOR IDENTIFICATION

(i)          In the event of prepayment of the principal of this Note (if permitted hereunder) or the payment of the principal of this Note prior to the stated maturity date hereof resulting from acceleration of maturity of this Note, if the aggregate amounts of interest accruing hereon prior to such payment plus the amount of any interest accruing after maturity and plus any other amounts paid or accrued in connection with the loan evidenced hereby which by Applicable Law are deemed interest on the loan evidenced by this Note and which aggregate amount paid or accrued (if calculated in accordance with the provisions of this Note other than this paragraph) would exceed the Maximum Rate, then in such event the amount of such excess shall be credited, as of the date paid, toward the payment of principal of this Note so as to reduce the amount of the final payment of principal due on this Note;

(ii)          If under any circumstance the aggregate amounts paid on the loan evidenced by this Note prior to and incident to the final payment hereof include amounts which by Applicable Law are deemed interest and which would exceed the Maximum Rate, Maker stipulates that such payment and collection will have been and will be deemed to have been the result of a mathematical error on the part of both Maker and Payee, and any excess shall be credited on the Note by Payee. If this Note shall have been paid in full, Payee shall promptly refund the amount of such excess (to the extent only of the excess of such interest payments above the Maximum Rate) upon the discovery of such error or notice thereof; and

(iii)          All amounts paid or agreed to be paid in connection with the indebtedness evidenced by this Note which would under Applicable Law be deemed interest shall, to the extent provided by Applicable Law, be amortized, prorated, allocated and spread throughout the full term of this Note.

As security for this Note and all indebtedness which may at any time be owing by any Maker under this Note to Payee, each Maker hereby grants Payee a right of setoff on any property of any Maker in its possession, including, without limitation, that which it may hold for collection or safekeeping, and on any money or accounts on deposit with Payee, and Payee may retain and apply the property, money, securities or accounts to the payment of this Note or such other indebtedness with or without notice to any Maker. This right of Payee is in addition to any other right of setoff which Payee may have under Applicable Law.

As used herein, the term "Applicable Law" means that law in effect from time to time and applicable to this Note, including the laws of the State of Texas and laws of the United States of America.

As used herein, the term "Maximum Rate" means the maximum lawful nonusurious rate of interest (if any) which under Applicable Law Payee is permitted to charge Maker on this Note from time to time. It is intended that Chapter 303 of the Texas Finance Code shall be included in the laws of the State of Texas in determining Applicable Law; and for the purpose of applying such provisions to this Note, the interest ceiling applicable to this Note shall be the "weekly ceiling" from time to time in effect. If Applicable Law does not provide for a maximum non-usurious rate of interest, the Maximum Rate shall be 18% per annum.

Except as otherwise provided herein, all notices, demands, requests, and other communications required or permitted hereunder shall be given in writing and sent by (i) personal delivery, or (ii) expedited delivery service with proof of delivery, or (iii) United States mail, postage prepaid, registered or certified mail, return receipt requested, or (iv) facsimile (provided that such facsimile is confirmed by expedited delivery service or by United States mail in the manner previously described), addressed to the addressee at such party's address set forth herein, or to such other address as such party may specify by written notice, sent in accordance with this paragraph at least 30 days prior to the date of the giving of such notice. Any such notice or communication shall be deemed to have been given and received either at the time of personal delivery, or in the case of mail, as of 3 days following deposit in an official depository of the United States mail, or in the case of either delivery service, or facsimile, upon receipt. To the extent actual receipt is required, rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was received shall be deemed to be receipt of the notice, demand, request or other communication sent.

/s/ Jacob Varon /s/Tony Rotondo
INITIALED FOR IDENTIFICATION

This Note is secured by all security agreements, guaranty agreements, loan agreements, collateral assignments, mortgages, deeds of trust and any other lien instruments executed by Maker, or any other party as pledgor, surety, or guarantor for Maker, in favor of Payee, including those executed simultaneously herewith, those previously executed and those hereafter executed (the "Security Instruments"), including, but not limited to, the following:

(i)	Two Deeds of Trust and Security Agreement of even date herewith, executed by the Grantor therein to Andy Lane, Trustee, covering certain real property situated in Harris County, Texas.

(ii)	Two Assignments of Rents and Leases of even date herewith, executed by the Grantor therein for the benefit of Payee..

(iii)	Security Agreement of even date herewith, executed by Maker to Payee, covering accounts, inventory, fixtures, equipment, and general intangibles.

(iv)	Guaranty Agreements of even date herewith, executed by

Evan Collins, M.D.	Michael Ciaravino, M.D.	~~Ron Moses, M.D.~~
4611 Locust	~~5315 Doliver~~ (3700 Buffalo	~~125 Everly Lane~~
Bellaire, Texas 77401	Speedway #850)	~~Bellaire, TX 77401~~
Houston, TX ~~77056~~ (77098)
Franklin Rose, M.D.		Patrick McCulloch, M.D.
803 Country Lane	Marc Labbe, M.D.	2203 Baldwin St. 14-33444
Houston. Texas 77024	3424 Sunset Blvd.	Houston, Texas 77002
Houston, Texas 77005
Anthony Rotondo		~~Eric Powitzky~~
8611 N. Fitzgerald Way	Todd Siff, M.D.	~~3017 Albano Rd~~
Missouri City. Texas 77459	869 Country Lane	~~Houston, TX 77005~~
Houston, Texas 77024 Jacobo
Richard Nixon, M.D.
17106 WiAnderhill Dr.
Spring, Texas 77379	Varon, M.D. 5835 Shady River

~~Richard Hung, M.D.~~	~~Sam C. Weber, M.D.~~	Kevin Varner, M.D.
~~5204 Jessamine~~	~~1 Pine Briar Circle~~	5212 Aspen
~~Bellaire, Texas 77401~~	~~Houston, Tx 77056~~	Bellaire, Texas 77401

David L. Blumfield, M.D.	Kaare Kolstad, M.D.	~~Abdelkader Fustok, M.D.~~
5215 Pine St.	3229 Locke Lane	~~6 Farnham Park~~
Bellaire, Texas 77401	Houston, Texas 77019	~~Houston, Texas 77024.~~

Maker understands and agrees that (i) Payee's document retention policy involves the imaging of executed loan documents and the destruction of the paper originals, and (ii) Maker waives any right that it may have to claim that the imaged copies of the loan documents are not originals. All parties agree that any executed facsimile (faxed) copy of this document shall be deemed to be of the same force and effect as the original, manually executed documents.

/s/ Jacob Varon /s/Tony Rotondo
INITIALED FOR IDENTIFICATION

Maker and Payee agree that all disputes, claims and controversies between them whether individual, joint, or class in nature, arising from this document or otherwise, including without limitation contract and tort disputes, shall be arbitrated pursuant to the Rules of the American Arbitration Association in effect at the time the claim is filed, upon request of either party. No act to take or dispose of any Collateral or Property (as defined herein or in any Related Document) securing this document shall constitute a waiver of this arbitration agreement or be prohibited by this arbitration agreement. This includes, without limitation, obtaining injunctive relief, including but not limited to, a temporary restraining order, temporary injunction or prejudgment writs of garnishment, attachment or sequestration, or a receiver from a court of competent jurisdiction, or invoking a power of sale under any deed of trust or mortgage; or exercising any rights relating to personal property, including taking or disposing of such property with or without judicial process pursuant to applicable law. Any disputes, claims, or controversies concerning the lawfulness or reasonableness of any act, or exercise of any right, concerning any Collateral or Property securing this document, including any claim to rescind, reform, or otherwise modify any agreement relating to the Collateral or Property securing this document, shall also be arbitrated, provided however that no arbitrator shall have the right or the power to enjoin or restrain any act of any party such authority being reserved to a court of competent jurisdiction. Judgment upon any award rendered by any arbitrator may be entered and enforced in any court having jurisdiction. Nothing in this document shall preclude any party from seeking equitable relief from a court of competent jurisdiction. The statute of limitations, estoppel, waiver, 'aches, and similar doctrines which would otherwise be applicable in an action brought by a party shall be adjudicated in any arbitration proceeding, and the commencement of an arbitration proceeding shall be deemed the commencement of an action for these purposes. The Federal Arbitration Act shall apply to the construction, interpretation, and enforcement of this arbitration provision. All arbitration proceedings shall be conducted in Houston, Harris County, Texas.

JURY WAIVER. MAKER AND PAYEE (BY ITS ACCEPTANCE HEREOF) HEREBY VOLUNTARILY, KNOWINGLY, IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) BETWEEN OR AMONG THEM ARISING OUT OF OR IN ANY WAY RELATED TO THIS DOCUMENT, THE RELATED DOCUMENTS, OR ANY RELATIONSHIP BETWEEN OR AMONG THEM. THIS PROVISION IS A MATERIAL INDUCEMENT TO PAYEE TO PROVIDE THE FINANCING EVIDENCED BY THIS DOCUMENT AND THE RELATED DOCUMENTS.

Where appropriate, any pertinent noun, verb or pronoun shall be construed and interpreted to include both the proper number and gender. This Note shall not be renewed, extended, or modified except by a written instrument evidencing the same.

Address:	First Street Surgical Center, L.P., a Texas limited
411 First Street	partnership
Bellaire, Texas 77401
	By:	First Surgical Partners, L.L.C., a Texas limited liability company, its general partner

		By:	/s/ Tony Rotondo
Tony Rotondo, Member

		By:	/s/ Jacob Varon
Jacob Varon, M.D., Member

[Notary acknowledgments follow.]

THE STATE OF TEXAS

COUNTY OF HARRIS

This instrument was acknowledged before me on the (8) day of January, 2008, by Tony Rotondo for and on behalf of First Surgical Partners, L.L.C., in its capacity as the General Partner of First Street Surgical Center, L.P , a Texas li partnership.

[Illegible]
NOTARY PUBLIC, STATE OF TEXAS

THE STATE OF TEXAS

COUNTY OF HARRIS

This instrument was acknowledged before me on the (8) day of January, 2008, by Jacobo Varon, M.D. for and on behalf of First Surgical Partners, L.L.C., in its capacity as the General Partner of First Street Surgical Center, L.P , a Te s limited partnership.

[Illegible]
NOTARY PUBLIC, STATE OF TEXAS

/s/ Jacob Varon /s/Tony Rotondo
INITIALED FOR IDENTIFICATION

LOAN NUMBER	LOAN NAME	ACCT, NUMBER	NOTE DATE	INITIALS
501337	First Surgical		09/18/09	MDT
Woodlands, L.P.
NOTE AMOUNT	INDEX (w/Margin)	RATE	MATURITY DATE	LOAN PURPOSE
$250,000.00	JP Morgan Chase Bank	5.75%	09/18/10	Commercial
Prime
Creditor Use Only

PROMISSORY NOTE
(Commercial - Revolving Draw)

DATE AND PARTIES. The date of this Promissory Note (Note) is September 18, 2009. The parties and their addresses are:

LENDER:
THE BANK OF RIVER OAKS 2929 Kirby Drive
P.O. Box 131002
Houston, TX 77098
• Telephone: (713) 520-6257

BORROWER:
FIRST SURGICAL WOODLANDS, L.P.
a Texas Limited Partnership
111 Vision Park Blvd., Suite 200
Conroe, TX 77384

1. DEFINITIONS. As used in this Note, the terms have the following meanings:

A.     Pronouns. The pronouns "I," "me," and "my" refer to each Borrower signing this Note, individually and together. "You" and "Your" refer to the Lender.

B.     Note. Note refers to this document, and any extensions, renewals, modifications and substitutions of this Note.

C.     Loan, Loan refers to this transaction generally, including obligations and duties arising from the terms of all documents prepared or submitted for this transaction such as applications, security agreements, disclosures or notes, and this Note.

D.     Loan Documents. Loan Documents refer to all the documents executed as a part of or in connection with the Loan.

E.     Property. Property is any property, real, personal or intangible, that secures my performance of the obligations of this Loan.

F.     Percent. Rates and rate change limitations are expressed as annualized percentages.

2. PROMISE TO PAY. For value received, I promise to pay you or your order, at your address, or at such other location as you may designate, amounts advanced from time to time under the terms of this Note up to the maximum outstanding principal balance of $250,000.00 (Principal), plus interest from the date of disbursement, on the unpaid outstanding Principal balance until this Note is paid in full and you have no further obligations to make advances to me under the Loan.

I may borrow up to the Principal amount more than one time.

All advances made will be made subject to all other terms and conditions of the Loan.

3. INTEREST. Interest will accrue on the unpaid Principal balance of this Note at the rate of 5.75 percent (Interest Rate) until September 19, 2009, after which time it may change as described in the Variable Rate subsection.

A.  Post-Maturity Interest. After maturity or acceleration, interest will accrue on the unpaid Principal balance of this Note at 18.000 percent until paid in full.
B.Maximum Interest Amount. Any amount assessed or collected as interest under the terms of this Note will be limited to the maximum lawful amount of interest allowed by state or federal law, whichever is greater. Amounts collected in excess of the maximum lawful amount will be applied first to the unpaid Principal balance. Any remainder will be refunded to me. The maximum interest rate producing the maximum lawful amount will be the weekly ceiling rate announced by the Credit Commissioner from time to time hereafter.

First Surgical Woodlands, L.P.
Texas Promissory Note
TXI4KNIATT1NS00000000000212035091509N	Wolters Kluwer Financial Services 1996, 2009 Bankers SystemsT"	Page 1

C.  Statutory Authority. The amount assessed or collected on this Note is authorized by the Texas usury laws under Tex. Fin. Code, Ch. 346.

D. Accrual. Interest accrues using an Actual/360 days counting method.

E. Variable Rate. The Interest Rate may change during the term of this transaction,

  (1) Index. Beginning with the first Change Date, the Interest Rate will be based on the following index: the prime lending rate announced by JP Morgan Chase Bank.

The Current Index is the most recent index figure available on each Change Date. You do not guaranty by selecting this Index, or the margin, that the Interest Rate on this Note will be the same rate you charge on any other loans or class of loans you make to me or other borrowers. If this Index is no longer available, you will substitute a similar index. You will give me notice of your choice.

  (2) Change Date. Each date on which the Interest Rate may change is called a Change Date. The Interest Rate may change September 19, 2009 and daily thereafter.

  (3) Calculation Of Change. On each Change Date you will calculate the Interest Rate, which will be the Current Index. Subject to any limitations, this will be the Interest Rate until the next Change Date. The new Interest Rate will become effective on each Change Date. The Interest Rate and other charges on this Note will never exceed the highest rate or charge allowed by law for this Note.

  (4) Limitations, The Interest Rate changes are subject to the following limitations:
(al Lifetime. The Interest Rate will never be less than 5.750 percent.

  (5) Effect Of Variable Rate. A change in the Interest Rate will have the following effect on the payments: The amount of scheduled payments will change.

4.  ADDITIONAL CHARGES. As additional consideration, I agree to pay, or have paid, the fees and charges listed on the APPENDIX: FEES AND CHARGES, which is attached to and made part of this Note.

5.   GOVERMNG AGREEMENT. This Note is further governed by the Commercial Loan Agreement executed between you and me as a part of this Loan, as modified, amended or supplemented. The Commercial Loan Agreement states the terms and conditions of this Note, including the terms and conditions under which the maturity of this Note may be accelerated, When I sign this Note, I represent to you that I have reviewed and am in compliance with the terms contained in the Commercial Loan Agreement.

6.  PAYMENT. I agree to pay this Note on demand, but if no demand is made, I agree to pay all accrued interest on the balance outstanding from time to time in regular payments beginning October 18, 2009, then on the same day of each month thereafter. A final payment of the entire unpaid outstanding balance of Principal and interest will be due September 18, 2010.

Payments will be rounded to the nearest $.01. With the final payment I also agree to pay any additional fees or charges owing and the amount of any advances you have made to others on my behalf. Payments scheduled to be paid on the 29th, 30th or 31st day of a month that contains no such day,will, instead, be made on the last day of such month.

Interest payments will be applied first to any charges I owe other than late charges, then to accrued, but unpaid interest, then to late charges. Principal payments will be applied first to the outstanding Principal balance, than to any late charges. if you and I agree to a different application of payments, we will describe our agreement on this Note. The actual amount of my final payment will depend on my payment record.

7.     PREPAYMENT. I may prepay this Loan in full or in part at any time. Any partial prepayment will not excuse any later scheduled payments until I pay in full.

8.     LOAN PURPOSE. The purpose of this Loan is to finance Accounts Receivable.

9.     SECURITY. The Loan is secured by separate security instruments prepared together with this Note as follows:

Document Name	Parties to Document	Date of Security Document
Security Agreement - First Surgical Woodlands, L.P.	First Surgical Woodlands. L.P.	September 16, 2009
Security Agreement - First Surgical Woodlands, L.P.	First Surgical Woodlands, L.P.	September 18, 2009

10.         DUE ON SALE OR ENCUMBRANCE. You may, at your option, declare the entire balance of this Note to be immediately due and payable upon the creation of, or contract for the creation of, any lien, encumbrance, transfer or sale of all or any part of the Property. This right is subject to the restrictions imposed by federal law (12 C.F.R. 591), as applicable.

First Surgical Woodlands, L.P.
Texas Promissory Note
TXI4KNIATT1NS00000000000212035091509N	Wolters Kluwer Financial Services 1996, 2009 Bankers SystemsT"	Page 2

11. WAIVERS AND CONSENT. To the extent not prohibited by law, 1 waive protest, presentment for payment, demand. notice of acceleration, notice of intent to accelerate and notice of dishonor.

A. Additional Waivers By Borrower. in addition, I, and any party to this Note and Loan, to the extent permitted by law, consent to certain actions you may take, and generally waive defenses that may be available based on these actions or based on the status of a party to this Note.

Ili You may renew or extend payments on this Note, regardless of the number of such renewals or extensions.
(2) You may release any Borrower, endorser, guarantor, surety, accommodation maker or any other co-signer,
f3) You may release, substitute or impair any Property securing this Note.

  (4) You, or any institution participating in this Note, may invoke your right of set-off.
  (5) You may enter into any sales, repurchases or participations of this Note to any person in any amounts and I waive notice of such sales, repurchases or participations.
  161 I agree that any of us signing this Note as a Borrower is authorized to modify the terms of this Note or any instrument securing, guarantying or relating to this Note.

  (7) I agree that you may inform any party who guarantees this Loan of any Loan accommodations, renewals, extensions, modifications, substitutions or future advances.

B. No Waiver By Lender. Your course of dealing, or your forbearance from, or delay in, the exercise of any of your rights, remedies, privileges or right to insist upon my strict.performance of any provisions contained in this Note, or any other Loan Document, shall not be construed as a waiver by you, unless any such waiver is in writing and is signed by you.

12. COMMISSIONS. I understand and agree that you (or your affiliate) will earn. commissions or fees on any insurance products, and may earn such fees on other services that I buy through you or your affiliate.

13. APPLICABLE LAW. Thi6 Note is governed by the laws of Texas, the United States of America, and to the extent required, by the laws of the jurisdiction where the Property is located, except to the extent such state laws are preempted by federal law. In the event of a dispute, the exclusive forum, venue and place of jur6zliction will be in Texas, unless otherwise required by law.

14. JOINT AND INDIVIDUAL' LIABILITY AND SUCCESSORS. My obligation to pay the Loan is independent of the obligation of any other person who has also agreed to pay it. You may sue me alone, or anyone else who is obligated on the Loan, or any number of us together, to collect the Loan. Extending the Loan or new obligations under the Loan, will not affect my duty under the Loan and I will still be obligated to pay the Loan. This Note shall inure to the benefit of and be enforceable by you and your successors and assigns and shall be binding upon and enforceable against me and my personal representatives, successors, heirs and assigns.

15. AMENDMENT, INTEGRATION AND SEVERABILITY. This Note may not be amended or modified by oral agreement. No amendment or modification of this Note is effective unless made in writing and executed by you and me. This Note and the other Loan Documents are the complete and final expression of the agreement. If any provision of this Note is unenforceable, then the unenforceable provision will be severed and the remaining provisions will still be enforceable. No present or future agreement securing any other debt I owe you will secure the payment of this Loan if, as a result, this Loan would become subject to Section 670 of the John Warner National Defense Authorization Act for Fiscal Year 2007.

16. INTERPRETATION. Whenever used, the singular includes the plural and the plural includes the singular. The section headings are for convenience only and are not to be used to interpret or define the terms of this Note.

17. NOTICE. FINANCIAL REPORTS AND ADDITIONAL DOCUMENTS. Unless otherwise required by law, any notice will be given by delivering it or mailing it by first class mail to the appropriate party's address listed in the DATE AND PARTIES section, or TO any other address designated in writing. Notice to one Borrower will be deemed to be notice to all Borrowers. will inform you in writing of any change in my name, address or other application information. I agree to sign, deliver, and file any additional documents or certifications that you may consider necessary to perfect, continue, and preserve my obligations under this Loan and to confirm your lien status on any Property. Time is of the essence.

18. CREDIT INFORMATION. I agree to supply you with whatever information you reasonably feel you need to decide whether to continue this Loan. You will make requests for this information without undue frequency, and will give me reasonable time in which to supply the information.

19. ERRORS AND OMISSIONS. I agree, if requested by you, to fully cooperate in the correction, if necessary, in the reasonable discretion of you of any and all loan closing documents so that all documents accurately describe the loan between you and me. I agree to assume all costs including by way of illustration and not limitation, actual expenses, legal fees and marketing losses for failing to reasonably comply with your requests within thirty (30) days.

20. WAIVER OF JURY TRIAL. All of the parties to this Note knowingly and intentionally, irrevocably and unconditionally, waive any and all right to a trial by jury in any litigation arising out of or concerning this Note or any other Loan Document or related obligation. All of these parties acknowledge that this section has either been brought to the attention of each party's legal counsel or that each party had the opportunity to do so.

THIS WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND, TO THE EXTENT PERMITTED BY LAW, MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.
THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

21. SIGNATURES. By signing, I agree to the terms contained in this Note. I also acknowledge receipt of a copy of this Note.

BORROWER:

First Surgical Woodlands, L.P.

By First Surgical Partners, L.L.O. Its General Partner

By	/s/ Anthony Rotondo	Date (10/09/09)
Anthony Rotondo, Member

By	/s/ Jacobo Varon	Date (10/09/09)
Jacobo Varon, Member

LENDER:

The Bank of River Oaks

By	/s/ Mark D. Aroth	Date (11/04/09)
Mark D. Aroth, President

First Surgical Woodlands, L.P.
Texas Promissory Note
TXI4KNIATT1NS00000000000212035091509N	Wolters Kluwer Financial Services 1996, 2009 Bankers SystemsT"	Page 4

APPENDIX: FEES AND CHARGES

As described in the ADDITIONAL CHARGES section of the attached Note, 1 agree to pay, or have paid, these additional fees and charges.

Nonrefundable Fees and Charges. The following fees are earned when collected and will not be refunded if I prepay this Note before the scheduled maturity date.

Loan Administration Fee. Ain} Loan Administration Fee fee of $250.00 payable from separate funds on or before today's date.

LOAN NUMBER	LOAN NAME	ACCT. NUMBER	NOTE DATE	INITIALS
501336	First Surgical		09/18/09	MDT
NOTE AMOUNT	Woodlands, LP, INDEX (w/Margin)	RATE	MATURITY DATE	LOAN PURPOSE
$1,300,000,00	Not Applicable	5.950%	01/18/11	Commercial
Creditor Use Only

PROMISSORY NOTE
(Commercial - Single Advance)

DATE AND PARTIES. The date of this Promissory Note (Note) is September 18, 2009. The parties and their addresses are:

LENDER:
THE BANK OF RIVER OAKS 2929 Kirby Drive
P.O. Box 131002
Houston, TX 77098
Telephone: (713) 520-6257

BORROWER:
FIRST SURGICAL WOODLANDS, L.P.
a Texas Limited Partnership
111 Vision Park Blvd., Suite 200
Conroe, TX 77384

1.  DEFINITIONS. As used in this Note, the terms have the following meanings:

A.     Pronouns. The pronouns "I," "me," and "my" refer to each Borrower signing this Note, individually and together. "You" and "Your" refer to the Lender.

B.     Note. Note refers to this document, and any extensions, renewals, modifications and substitutions of this Note.

C.     Loan. Loan refers to this transaction generally, including obligations and duties arising from the terms of all documents prepared or submitted for this transaction such as applications, security agreements, disclosures or notes, and this Note,

D.     Loan Documents. Loan Documents refer to all the documents executed as a part of or in connection with the Loan.

E.     Property. Property is any property, real, personal or intangible, that secures my performance of the obligations of this Loan.

F.     Percent. Rates and rate change limitations are expressed as annualized percentages.

2.    PROMISE TO PAY. For value received, I promise to pay you or your order, at your address, or at such other location as you may designate, the principal sum of $1,300,000,00 (Principal) plus interest from September 18, 2009 on the unpaid Principal balance until this Note matures or this obligation is accelerated.

3,    INTEREST. Interest will accrue on the unpaid Principal balance of this Note at the rate of 5.950 percent (Interest Rate).

A.     Interest After Default. If you declare a default under the terms of the Loan, including for failure to pay in full at maturity, you may increase the Interest Rate otherwise payable as described in this section. In such event, interest will accrue on the unpaid Principal balance of this Note at the Interest Rate in effect from time to time under the terms of the Loan, until paid in full.

B.     Maximum Interest Amount. Any amount assessed or collected as interest under the terms of this Note will be limited to the maximum lawful amount of interest allowed by state or federal law, whichever is greater, Amounts collected in excess of the maximum lawful amount will be applied first to the unpaid Principal balance. Any remainder will be refunded to me.

C.     Statutory Authority. The amount assessed or collected on this Note is authorized by the Texas usury laws under Tex, Fin, Code, Ch. 303.

D.     Accrual. Interest accrues using an Actual/360 days counting method.

First Surgical Woodlands, L,P.
Texas Promissory Note
TX/4K MATTIN500000000000212039091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers SystemsTM	Page 1

4.    ADDITIONAL CHARGES. As additional consideration, I agree to pay, or have paid, the fees and charges listed on the APPENDIX: FEES AND CHARGES, which is attached to and made part of this Note.

5.    GOVERNING AGREEMENT, This Note is further governed by the Commercial Loan Agreement executed between you and me as a part of this Loan, as modified, amended or supplemented, The Commercial Loan Agreement states the terms and conditions of this Note, including the terms and conditions under which the maturity of this Note may be accelerated. When I sign this Note, I represent to you that I have reviewed and am in compliance with the terms contained in the Commercial Loan Agreement.

6.    PAYMENT. I agree to pay this Note on demand, but if no demand is made, I agree to pay this Note in 16 payments. I will make 15 payments of $84,760.48 beginning on October 18, 2009, and on the 18th day of each month thereafter. A single, final payment of the entire unpaid balance of Principal and interest will be due January 18, 2011.

Payments will be rounded to the nearest $,01. With the final payment 1 also agree to pay any additional fees or charges owing and the amount of any advances you have made to others on my behalf. Payments scheduled to be paid on the 29th, 30th or 31st day of a month that contains no such day will, instead, be made on the last day of such month.

Each payment I make on this Note will be applied first to any charges that I owe other than principal and interest, then to interest that is due, and finally to principal that is due. If you and I agree to a different application of payments, we will describe our agreement on this Note. You may change how payments are applied in your sole discretion without notice to me. The actual amount of my final payment will depend on my payment record,

7, PREPAYMENT. I may prepay this Loan in full or in part at any time. Any partial prepayment will not excuse any later scheduled payments until I pay in full,

8.     LOAN PURPOSE. The purpose of this Loan is to refinance existing term debt at Amegy Bank; originally used for build-out, equipment and working capital.

9.     SECURITY. The Loan is secured by separate security instruments prepared together with this Note as follows:

Document Name	Parties to Document	Date of Security Document

Security Agreement - First Surgical Woodlands, L.P.	First Surgical Woodlands, L.P.	September 18, 2009

Security Agreement - First Surgical Woodlands, L.P.	First Surgical Woodlands, L.P.	September 18, 2009

10.  DUE ON SALE OR ENCUMBRANCE, You may, at your option, declare the entire balance of this Note to be Immediately due and payable upon the creation of, or contract for the creation of, any lien, encumbrance, transfer or sale of all or any part of the Property. This right is subject to the restrictions imposed by federal law (12 C.F.R. 591), as applicable.

11, WAIVERS AND CONSENT. To the extent not prohibited by law, I waive protest, presentment for payment, demand, notice of acceleration, notice of intent to accelerate and notice of dishonor.

A. Additional Waivers By Borrower. In addition, I, and any party to this Note and Loan, to the extent permitted by law, consent to certain actions you may take, and generally waive defenses that may be available based on these actions or based on the status of a party to this Note.

(1) You may renew or extend payments on this Note, regardless of the number of such renewals or extensions.

(2) You may release any Borrower, endorser, guarantor, surety, accommodation maker or any other co-signer.

(3) You may release, substitute or impair any Property securing this Note.

(4) You, or any Institution participating in this Note, may invoke your right of set-off.

(5) You may enter into any sales, repurchases or participations of this Note to any person In any amounts and I waive notice of such sales, repurchases or participations.

(6) I agree that any of us signing this Note as a Borrower is authorized to modify the terms of this Note or any instrument securing, guarantying or relating to this Note.

(7) 1 agree that you may inform any party who guarantees this Loan of any Loan accommodations, renewals, extensions, modifications, substitutions or future advances.

B. No Waiver By Lender. Your course of dealing, or your forbearance from, or delay in, the exercise of any of your rights, remedies, privileges or right to insist upon my strict performance of any provisions contained in this Note, or any other Loan Document, shall not be construed as a waiver by you, unless any such waiver is in writing and is signed by you.

First Surgical Woodlands, L,P.
Texas Promissory Note
TX/4K MATTIN500000000000212039091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers SystemsTM	Page 2

12.   COMMISSIONS. I understand and agree that you (or your affiliate) will earn commissions or fees on any insurance products, and may earn such fees on other services that I buy through you or your affiliate.

13.   APPLICABLE LAW. This Note is governed by the laws of Texas, the United States of America, and to the extent required, by the laws of the jurisdiction where the Property is located, except to the extent such state laws are preempted by federal law. In the event of a dispute, the exclusive forum, venue and place of jurisdiction will be in Texas, unless otherwise required by law.

14.   JOINT AND INDIVIDUAL LIABILITY AND SUCCESSORS. My obligation to pay the Loan is independent of the obligation of any other person who has also agreed to pay it. You may sue me alone, or anyone else who is obligated on the Loan, or any number of us together, to collect the Loan. Extending the Loan or new obligations under the Loan, will not affect my duty under the Loan and I will still be obligated to pay the Loan, This Note shall inure to the benefit of and be enforceable by you and your successors and assigns and shall be binding upon and enforceable against me and my personal representatives, successors, heirs and assigns.

15.   AMENDMENT, INTEGRATION AND SEVERABILITY. This Note may not be amended or modified by oral agreement. No amendment or modification of this Note is effective unless made in writing and executed by you and me. This Note and the other Loan Documents are the complete and final expression of the agreement. If any provision of this Note is unenforceable, then the unenforceable provision will be severed and the remaining provisions will still be enforceable. No present or future agreement securing any other debt I owe you will secure the payment of this Loan if, as a result, this Loan would become subject to Section 670 of the John Warner National Defense Authorization Act for Fiscal Year 2007.

16.   INTERPRETATION. Whenever used, the singular includes the plural and the plural includes the singular. The section headings are for convenience only and are not to be used to interpret or define the terms of this Note.

17.   NOTICE, FINANCIAL REPORTS AND ADDITIONAL DOCUMENTS. Unless otherwise required by law, any notice will be given by delivering it or mailing it by first class mail to the appropriate party's address listed in the DATE AND PARTIES section, or to any other address designated in writing. Notice to one Borrower will be deemed to be notice to all Borrowers. I will inform you in writing of any change in my name, address or other application information. I agree to sign, deliver, and file any additional documents or certifications that you may consider necessary to perfect, continue, and preserve my obligations under this Loan and to confirm your lien status on any Property. Time is of the essence.

18.   CREDIT INFORMATION. I agree to supply you with whatever information you reasonably request. You will make requests for this information without undue frequency, and will give me reasonable time in which to supply the information.

19.  ERRORS AND OMISSIONS. I agree, if requested by you, to fully cooperate in the correction,. if necessary, in the reasonable discretion of you of any and all loan closing documents so that all documents accurately describe the loan between you and me. I agree to assume all costs including by way of illustration and not limitation, actual expenses, legal fees and marketing losses for failing to reasonably comply with your requests within thirty (30) days.

20.  WAIVER OF JURY TRIAL, All of the parties to this Note knowingly and intentionally, irrevocably and unconditionally, waive any and all right to a trial by jury in any litigation arising out of or concerning this Note or any other Loan Document or related obligation. All of these parties acknowledge that this section has either been brought to the attention of each party's legal counsel or that each party had the opportunity to do so.

THIS WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND, TO THE EXTENT PERMITTED BY LAW, MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.
THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

21.  SIGNATURES. By signing, I agree to the terms contained in this Note. I also acknowledge receipt of a copy of this Note.

First Surgical Woodlands, L,P.
Texas Promissory Note
TX/4K MATTIN500000000000212039091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers SystemsTM	Page 3

BORROWER:

First Surgical Woodlands, L.P.

By First Surgical Partners, LI.C,

By	/s/ Anthony Rotondo	Date	(10/9/09)
Anthony Rotondo, Member

By	/s/ Jacobo Varon	Date	(10/9/09)
Jacobo Varon, Member

LENDER:

The Bank of River Oaks

By:	Date
Mark D. Troth, President

First Surgical Woodlands, L,P.
Texas Promissory Note
TX/4K MATTIN500000000000212039091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers SystemsTM	Page 4

APPENDIX: FEES AND CHARGES

As described in the ADDITIONAL CHARGES section of the attached Note, I agree to pay, or have paid, these additional fees and charges.

Nonrefundable Fees and Charges. The following fees are earned when collected and will not be refunded if I prepay this Note before the scheduled maturity date.

UCC Search. A(n) UCC Search fee of *26.75 payable from separate funds on or before today's date,
UCC Recording. A(n) UCC Recording fee of *22.00 payable from separate funds on or before today's date.
Loan Administration Fee. A(n) Loan Administration Fee fee of $250,00 payable from separate funds on or before today's date.

First Surgical Woodlands, L,P.
Texas Promissory Note
TX/4K MATTIN500000000000212039091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers SystemsTM	Page 5

LOAN NUMBER	LOAN NAME	ACCT. NUMBER	NOTE DATE	INITIALS
501337	First Surgical		09/18/09	MDT
Woodlands, L.P.
NOTE AMOUNT	INDEX (wlMargln)	RATE	MATURITY DATE	LOAN PURPOSE
$250,000.00	JP Morgan Chase Bank	5.75%	09/18/10	Commercial
Prime
Creditor Use Only

PROMISSORY NOTE

(Commercial - Revolving Draw)

DATE AND PARTIES. The date of this Promissory Note (Note) is September 18, 2009. The parties and their addresses are:

LENDER:

THE BANK OF RIVER OAKS
2929 Kirby Drive
P.O. Box 131002
Houston, TX 77098
Telephone: (713) 520-6257

BORROWER:

FIRST SURGICAL WOODLANDS, L.P.
a Texas Limited Partnership
111 Vision Park Blvd., Suite 200
Conroe, TX 77384

1. DEFINITIONS. As used in this Note, the terms have the following meanings:

A.     Pronouns. The pronouns "I," "me," and "my" refer to each Borrower signing this Note, individually and together. "You" and "Your" refer to the Lender,

B.     Note. Note refers to this document, and any extensions, renewals, modifications and substitutions of this Note.

C.     Loan. Loan refers to this transaction generally, including obligations and duties arising from the terms of all documents prepared or submitted for this transaction such as applications, security agreements, disclosures or notes, and this Note.

D.     Loan Documents. Loan Documents refer to all the documents executed as a part of or in connection with the Loan.

E.     Property. Property is any property, real, personal or intangible, that secures my performance of the obligations of this Loan.

F.     Percent. Rates and rate change limitations are expressed as annualized percentages.

2. PROMISE TO PAY. For value received, I promise to pay you or your order, at your address, or at such other location as you may designate, amounts advanced from time to time under the terms of this Note up to the maximum outstanding principal balance of $250,000.00 (Principal), plus interest from the date of disbursement, on the unpaid outstanding Principal balance until this Note is paid in full and you have no further obligations to make advances to me under the Loan.

I may borrow up to the Principal amount more than one time.

All advances made will be made subject to all other terms and conditions of the Loan.

3. INTEREST. Interest will accrue on the unpaid Principal balance of this Note at the rate of 5.75 percent (Interest Rate) until September 19, 2009, after which time it may change as described in the Variable Rate subsection.

A.     Post-Maturity Interest. After maturity or acceleration, interest will accrue on the unpaid Principal balance of this Note at 18.000 percent until paid in full.

B.     Maximum Interest Amount. Any amount assessed or collected as interest under the terms of this Note will be limited to the maximum lawful amount of interest allowed by state or federal law, whichever is greater. Amounts collected in excess of the maximum lawful amount will be applied first to the unpaid Principal balance. Any remainder will be refunded to me. The maximum interest rate producing the maximum lawful amount will be the weekly ceiling rate announced by the Credit Commissioner from time to time hereafter.

First Surgical Woodlands, L,P.
Texas Promissory Note
TX/4KMATTlNS00000000000212036091609N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 1

C.     Statutory Authority. The amount assessed or collected on this Note is authorized by the Texas usury laws under Tex, Fin. Code, Ch. 346.

D.    Accrual. Interest accrues using an Actual/360 days counting method.

E.    Variable Rate. The Interest Rate may change during the term of this transaction.

(1)  Index. Beginning with the first Change Date, the Interest Rate will be based on the following index: the prime lending rate announced by JP Morgan Chase Bank.

The Current Index is the most recent index figure available on each Change Date. You do not guaranty by selecting this Index, or the margin, that the Interest Rate on this Note will be the same rate you charge on any other loans or class of loans you make to me or other borrowers, If this Index is no longer available, you will substitute a similar index. You will give me notice of your choice.

(2)  Change Date. Each date on which the Interest Rate may change is called a Change Date. The Interest Rate may change September 19, 2009 and daily thereafter.

(3)  Calculation Of Change. On each Change Date you will calculate the Interest Rate, which will be the Current Index, Subject to any limitations, this will be the Interest Rate until the next Change Date. The new interest Rate will become effective on each Change Date. The Interest Rate and other charges on this Note will never exceed the highest rate or charge allowed by law for this Note,

(4) Limitations. The Interest Rate changes are subject to the following limitations:
(a) Lifetime. The Interest Rate will never be less than 5.750 percent.

(5)  Effect Of Variable Rate, A change in the Interest Rate will have the following effect on the payments: The amount of scheduled payments will change.

4.ADDITIONAL CHARGES, As additional consideration, I agree to pay, or have paid, the fees and charges listed on the APPENDIX: FEES AND CHARGES, which is attached to and made part of this Note.

5.GOVERNING AGREEMENT, This Note is further governed by the Commercial Loan Agreement executed between you and me as a part of this Loan, as modified, amended or supplemented. The Commercial Loan Agreement states the terms and conditions of this Note, including the terms and conditions under which the maturity of this Note may be accelerated. When I sign this Note, I represent to you that I have reviewed and am in compliance with the terms contained in the Commercial Loan Agreement,

6.PAYMENT. I agree to pay this Note on demand, but if no demand is made, I agree to pay all accrued interest on the balance outstanding from time to time in regular payments beginning October 18, 2009, then on the same day of each month thereafter, A final payment of the entire unpaid outstanding balance of Principal and interest will be due September 18, 2010.

Payments will be rounded to the nearest $.01. With the final payment I also agree to pay any additional fees or charges owing and the amount of any advances you have made to others on my behalf, Payments scheduled to be paid on the 29th, 30th or 31st day of a month that contains no such day will, instead, be made on the last day of such month.

Interest payments will be applied first to any charges I owe other than late charges, then to accrued, but unpaid interest, then to late charges. Principal payments will be applied first to the outstanding Principal balance, then to any late charges. If you and I agree to a different application of payments, we will describe our agreement on this Note. The actual amount of my final payment will depend on my payment record,

7.PREPAYMENT. I may prepay this Loan in full or in part at any time. Any partial prepayment will not excuse any later scheduled payments until I pay in full.

8.LOAN PURPOSE. The purpose of this Loan is to finance Accounts Receivable.

9.SECURITY. The Loan is secured by separate security instruments prepared together with this Note as follows:

Document Name	Parties to Document	Date of Security Document

Security Agreement - First Surgical Woodlands, L.P.	First Surgical Woodlands, L.P.	September 18, 2009

Security Agreement - First Surgical Woodlands, L.P.	First Surgical Woodlands, L.P.	September 18, 2009

10.DUE ON SALE OR ENCUMBRANCE. You may, at your option, declare the entire balance of this Note to be immediately due and payable upon the creation of, or contract for the creation of, any lien, encumbrance, transfer or sale of all or any part of the Property. This right is subject to the restrictions imposed by federal law (12 C.F.R. 591), as applicable.

First Surgical Woodlands, L,P.
Texas Promissory Note
TX/2KMATTIN500000000000212036091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 2

11. WAIVERS AND CONSENT. To the extent not prohibited by law, I waive protest, presentment for payment, demand, notice of acceleration, notice of intent to accelerate and notice of dishonor.

A. Additional Waivers By Borrower. In addition, I, and any party to this Note and Loan, to the extent permitted by law, consent to certain actions you may take, and generally waive defenses that may be available based on these actions or based on the status of a party to this Note.

(1)   You may renew or extend payments on this Note, regardless of the number of such renewals or extensions,

(2)   You may release any Borrower, endorser, guarantor, surety, accommodation maker or any other co-signer.

(3)   You may release, substitute or impair any Property securing this Note.

(4)   You, or any institution participating in this Note, may invoke your right of set-off.

(5)   You may enter into any sales, repurchases or participations of this Note to any person in any amounts and I waive notice of such sales, repurchases or participations.

(8)   I agree that any of us signing this Note as a Borrower is authorized to modify the terms of this Note or any instrument securing, guarantying or relating to this Note.

(7)   I agree that you may inform any party who guarantees this Loan of any Loan accommodations, renewals, extensions, modifications, substitutions or future advances.

B. No Waiver By Lender, Your course of dealing, or your forbearance from, or delay in, the exercise of any of your rights, remedies, privileges or right to insist upon my strict performance of any provisions contained in this Note, or any other Loan Document, shall not be construed as a waiver by you, unless any such waiver is in writing and is signed by you.

12,  COMMISSIONS. I understand and agree that you (or your affiliate) will earn commissions or fees on any insurance products, and may earn such fees on other services that I buy through you or your affiliate.

13,  APPLICABLE LAW. This Note is governed by the laws of Texas, the United States of America, and to the extent required, by the laws of the jurisdiction where the Property is located, except to the. extent such state laws are preempted by federal law. In the event of a dispute, the exclusive forum, venue and place of jurisdiction will be in Texas, unless otherwise required by law.

14.  JOINT AND INDIVIDUAL LIABILITY AND SUCCESSORS. My obligation to pay the Loan is independent of the obligation of any other person who has also agreed to pay it. You may sue me alone, or anyone else who is obligated on the Loan, or any number of us together, to collect the Loan. Extending the Loan or new obligations under the Loan, will not affect my duty under the Loan and I will still be obligated to pay the Loan. This Note shall inure to the benefit of and be enforceable by you and your successors and assigns and shall be binding upon and enforceable against me and my personal representatives, successors, heirs and assigns.

15.  AMENDMENT, INTEGRATION AND SEVERABILITY. This Note may not be amended or modified by oral agreement. No amendment or modification of this Note is effective unless made in writing and executed by you and me. This Note and the other Loan Documents are the complete and final expression of the agreement, If any provision of this Note is unenforceable, then the unenforceable provision will be severed and the remaining provisions will still be enforceable. No present or future agreement securing any other debt I owe you will secure the payment of this Loan if, as a result, this Loan would become subject to Section 670 of the John Warner National Defense Authorization Act for Fiscal Year 2007,

16.  INTERPRETATION. Whenever used, the singular includes the plural and the plural includes the singular. The section headings are for convenience only and are not to be used to interpret or define the terms of this Note.

17.  NOTICE, FINANCIAL REPORTS AND ADDITIONAL DOCUMENTS. Unless otherwise required by law, any notice will be given by delivering it or mailing it by first class mail to the appropriate party's address listed in the DATE AND PARTIES section, or to any other address designated in writing. Notice to one Borrower will be deemed to be notice to all Borrowers. I will inform you in writing of any change in my name, address or other application information. I agree to sign, deliver, and file any additional documents or certifications that you may consider necessary to perfect, continue, and preserve my obligations under this Loan and to confirm your lien status on any Property. Time is of the essence,

18.  CREDIT INFORMATION. I agree to supply you with whatever information you reasonably feel you need to decide whether to continue this Loan, You will make requests for this information without undue frequency, and will give me reasonable time in which to supply the information.

19.  ERRORS AND OMISSIONS. I agree, if requested by you, to fully cooperate in the correction, if necessary, in the reasonable discretion of you of any and all loan closing documents so that all documents accurately describe the loan between you and me. I agree to assume all costs including by way of illustration and not limitation, actual expenses, legal fees and marketing losses for failing to reasonably comply with y.our requests within thirty (30) days.

20.  WAIVER OF JURY TRIAL. All of the parties to this Note knowingly and intentionally, irrevocably and unconditionally, waive any and all right to a trial by jury in any litigation arising out of or concerning this Note or any other Loan Document or related obligation. All of these parties acknowledge that this section has either been brought to the attention of each party's legal counsel or that each party had the opportunity to do so.

First Surgical Woodlands, L,P.
Texas Promissory Note
TX/3KMATTIN500000000000212036091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 3

THIS WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND, TO THE EXTENT PERMITTED BY LAW, MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.
THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

21. SIGNATURES. By signing, I agree to the terms contained in this Note. I also acknowledge receipt of a copy of this Note,

BORROWER:

First Surgical Woodlands, L.P.

By First Surgical Partners, L.L.C. Its General Partner

By	/s/ Anthony Rotondo	Date	(10/9/09)
Anthony Rotondo, Member

By	/s/ Jacobo Varon	Date	(10/9/09)
Jacobo Varon, Member

LENDER:

The Bank of River Oaks

By:	Date
Mark D. Troth, President

APPENDIX: FEES AND CHARGES

As described in the ADDITIONAL CHARGES section of the attached Note, I agree to pay, or have paid, these additional fees and charges.

Nonrefundable Fees and Charges. The following fees are earned when collected and will not be refunded if I prepay this Note before the scheduled maturity date.

Loan Administration Fee. A(n) Loan Administration Fee fee of $250.00 payable from separate funds on or before today's date.

First Surgical Woodlands, L,P.
Texas Promissory Note
TX/5KMATTINS00000000000212036091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 5

LOAN NUMBER	LOAN NAME	ACCT. NUMBER	AGREEMENT DATE	INITIALS
501337	First Surgical		09/18/09	MDT
Woodlands, L.P.
NOTE AMOUNT	INDEX (w/Margin)	RATE	MATURITY DATE	LOAN PURPOSE
$250,000.00	JP Morgan Chase Bank	5.75%	09/18/10	Commercial
Prime
Creditor Use Only

COMMERCIAL LOAN AGREEMENT
Revolving Draw Loan

DATE AND PARTIES. The date of this Commercial Loan Agreement (Agreement) is September 18, 2009, The parties and their addresses are as follows:

LENDER:

THE BANK OF RIVER OAKS
2929 Kirby Drive
P,O. Box 131002
Houston, TX 77098

BORROWER:

FIRST SURGICAL WOODLANDS, L.P.
a Texas Limited Partnership
111 Vision Park Blvd., Suite 200
Conroe, TX 77384

1. DEFINITIONS. For the purposes of this Agreement, the following terms have the following meanings.

A.    Accounting Terms. In this Agreement, any accounting.terms that are not specifically defined will have their customary meanings under generally accepted accounting principles.

B.     Insiders. Insiders include those defined as insiders by the United States Bankruptcy Code, as amended; or to the extent left undefined, include without limitation any officer, employee, stockholder or member, director, partner, or any immediate family member of any of the foregoing, or any person or entity which, directly or indirectly, controls, is controlled by or is under common control with me.

C.     Loan. The Loan refers to this transaction generally, including obligations and duties arising from the terms of all documents prepared or submitted for this transaction.

D.     Loan Documents. Loan Documents refer to all the documents executed as a part of or in connection with the Loan.

E.     Pronouns. The pronouns "I", "me" and "my" refer to every Borrower signing this Agreement, individually or together. "You" and "your" refers to the Loan's lender.

F.     Property, Property is any property, real, personal or intangible, that secures my performance of the obligations of this Loan.

2. ADVANCES. Advances under this Agreement are made according to the following terms and conditions.

A.     Multiple Advances - Revolving. In accordance with the terms of this Agreement and other Loan Documents, you will extend to me and I may from time to time borrow, repay, and reborrow, one or more advances. The amount of advances will not exceed $250,000.00 (Principal),

B.     Requests for Advances. My requests are a warranty that I am in compliance with all the Loan Documents, When required by you for a particular method of advance, my requests for an advance must specify the requested amount and the date and be accompanied with any agreements, documents, and instruments that you require for the Loan. Any payment by you of any check, share draft or other charge may, at your option, constitute an advance on the Loan to me, All advances will be made in United States dollars, I will indemnify you and hold you harmless for your reliance on any request for advances that you reasonably believe to be genuine. To the extent permitted by law, I will indemnify you and hold you harmless when the person making any request represents that I authorized this person to request an advance even when this person is unauthorized or this person's signature is not.genuine.

First Surgical Woodlands, L,P.
Texas Commercial Loan Agreement
TX/4KMATTINS00000000000212033091409N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 1

I or anyone I authorize to act on my behalf may request advances by the following methods.

(I)    I make a request in person.

(2)    I make a request by phone.

(3)    I make a request by mail.

(4)    I make a request by fax or email.

C. Advance Limitations. In addition to any other Loan conditions, requests for, and access to, advances are subject to the following limitations.

(1)    Obligatory Advances. You will make all Loan advances subject to this Agreement's terms and conditions.

(2)    Minimum Advance. Subject to the terms and conditions contained in this Agreement, advances will be made in the amount of $2500.00.

(3)    Maximum Frequency. Advances will be made no more frequently than Daily.

(4)    Cut-Off Time. Requests for an advance received before 3:00:00 PM will be made on any day that you are open for business, on the day for which the advance is requested.

(5)    Disbursement of Advances, On my fulfillment of this Agreement's terms and conditions, you will disburse the advance in any manner as you and I agree.

(6)    Credit Limit. I understand that you will not ordinarily grant a request for an advance that would cause the unpaid principal of my Loan to be greater than the Principal limit, You may, at your option, grant such a request without obligating yourselves to do so in the future. I will pay any over advances in addition to my regularly scheduled payments. I will repay any over advance by repaying you in full within 10 days after the overdraft occurs.

(7)    Records. Your records will be conclusive evidence as to the amount of advances, the Loan's unpaid principal balances and the accrued interest.

D. Conditions. I will satisfy all of the following conditions before you either issue any promissory notes or make any advances under this Agreement.

(1)    No Default. There has not been a default under this Agreement or any other Loan Documents nor would a default result from making the Loan or any advance.

(2)    Information. You have received all documents, information, certifications and warranties as you may require, all properly executed, if appropriate, on forms acceptable to you.

(3)    Inspections. You have made all inspections that you consider necessary and are satisfied with this inspection,

(4)    Conditions and Covenants. I will have performed and complied with all conditions required for an advance and all covenants in this Agreement and any other Loan Documents.

(5)    Warranties and Representations. The warranties and representations contained in this Agreement are true and correct at the time of making the requested advance.

(6)    Financial Statements. My most recent financial statements and other financial reports, delivered to you, are current, complete, true and accurate in all material respects and fairly represent my financial condition,

(7)    Bankruptcy Proceedings. No proceeding under the United States Bankruptcy Code has been commenced by or against me or any of my affiliates.

3.     DEMAND. I agree to fully repay the Loan on demand, but if no demand is made, I will repay the Loan by September 18, 2010.

4.     WARRANTIES AND REPRESENTATIONS. I make to you the following warranties and representations which will continue as long as this Loan is in effect, except when this Agreement provides otherwise.

A.     Power. I am duly organized, and validly existing and in good standing in all jurisdictions in which I operate. I have the power and authority to enter into this transaction and to carry on my business or activity as it is now being conducted and, as applicable, am qualified to do so in each jurisdiction in which I operate.

B.    Authority. The execution, delivery and performance of this Loan and the obligation evidenced by the Note are within my powers, have been duly authorized, have received all necessary governmental approval, will not violate any provision of law, or order of court or governmental agency, and will not violate any agreement to which I am a party or to which 'I am or any of my property is subject.

C.    Name and Place of Business. Other than previously disclosed in writing to you I have not changed my name or principal place of business within the last 10 years and have not used any other trade or fictitious name. Without your prior written consent, I do not and will not use any other name and will preserve my existing name, trade names and franchises.

D.    Hazardous Substances, except as I previously disclosed in writing and you acknowledge in writing, no Hazardous Substance, underground tanks, private dumps or open wells are currently located at, on, in, under or about the Property.

First Surgical Woodlands, L,P.
Texas Commercial Loan Agreement
TX/4KMATTINS00000000000212033091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 2

E.     Use of Property. After diligent inquiry, I do not know or have reason to know that any Hazardous Substance has been discharged, leached or disposed of, in violation of any Environmental Law, from the property onto, over or into any other property, or from any other property onto, over or into the property.

F.     Environmental Laws. I have no knowledge or reason to believe that there is any pending or threatened investigation, claim, judgment or order, violation, lien, or other notice under any Environmental Law that concerns me or the property. The property and any activities on the property are in full compliance with all Environmental Law.

G.    Loan Purpose. The purpose of this Loan is to finance Accounts Receivable.

H.    No Other Liens. 1 own or lease all property that I need to conduct my business and activities. I have good and marketable title to all property that l own or lease. All of my Property is free and clear of all liens, security interests, encumbrances and other adverse claims and interests, except those to you or those you consent to in writing.

I.     Compliance With Laws. I am not violating any laws, regulations, rules, orders, judgments or decrees applicable to me or my property, except for those which I am challenging in good faith through proper proceedings after providing adequate reserves to fully pay the claim and its challenge should I lose.

J.     Additional Representation or Warranty. This Commercial Loan Agreement covers Loan 1t501336 in the original principal amount of 1,300,000.00 dated September 18, 2009 in the name of First Surgical Woodlands, L.P.

5. FINANCIAL STATEMENTS. I will prepare and maintain my financial records using consistently applied generally accepted accounting principles then in effect. I will provide you with financial information in a form that you accept and under the following terms.

A: Certification. I represent and warrant that any financial statements that I provide you fairly represents my financial condition for the stated periods, is current, complete, true and accurate in all material respects, includes all of my direct or contingent liabilities and there has been no material adverse change in my financial condition, operations or business since the date the financial information was prepared.

B.    Frequency. Annually, I will provide to you my financial statements, tax returns, annual internal audit reports or those prepared by independent accountants as soon as available or at least within 45 days after the close of each of my fiscal years. Any annual financial statements that I provide you will be prepared statements.

(1) Interim Financial Reports. Each fiscal quarter, I will provide to you my financial statements, internal audit reports or those prepared by independent accountants, tax reports, statements of cash flow, budgets and forecasts, certificates and schedules of Property as soon as available or at least within 45 days after the close of this business period. Any interim financial statements that I provide you will be prepared statements.

C.    Requested Information. I will provide you with any other information about my operations, financial affairs and condition within 30 days after your request.
D.    Additional Financial Statements Term. I will provide the following annually:

Borrower's tax return within 45 days of filing.

6. COVENANTS. Until the Loan and all related debts, liabilities and obligations are paid and discharged, I will comply with the following terms, unless you waive compliance in writing.

A.    Participation. I consent to you participating or syndicating the Loan and sharing any information that you decide is necessary about me and the Loan with the other participants or syndicators.

B.    Inspection. Following your written request, I will immediately pay for all one-time and recurring out-of-pocket costs that are related to the inspection of my records, business or Property that secures the Loan. Upon reasonable notice, I will permit you or your agents to enter any of my premises and any location where my Property is located during regular business hours to do the following.

(1) You may inspect, audit, check, review and obtain copies from my books, records, journals, orders, receipts, and any correspondence and other business related data.

(2) You may discuss my affairs, finances and business with any one who provides you with evidence that they are a creditor of mine, the sufficiency of which will be subject to your sole discretion.

(3) You may inspect my Property, audit for the use and disposition of the Property's proceeds and proceeds of proceeds; or do whatever you decide is necessary to preserve and protect the Property and your interest in the Property.

After prior notice to me, you may discuss my financial condition and business operations with my independent accountants, if any, or my chief financial officer and I may be present during these discussions. As long as the Loan is outstanding, I will direct all of my accountants and auditors to permit you to examine my records in their possession and to make copies of these records. You will use your best efforts to maintain the confidentiality of the information you or your agents obtain, except you may provide your regulator, if any, with required information about my financial condition, operation and business or that of my parent, subsidiaries or affiliates.

First Surgical Woodlands, L,P.
Texas Commercial Loan Agreement
TX/4KMATTINS00000000000212036091409N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 3

C.    Business Requirements. I will preserve and maintain my present existence and good standing in the jurisdiction where I am organized and all of my rights, privileges and franchises. I will do all that is needed or required to continue my business or activities as presently conducted, by obtaining licenses, permits and bonds everywhere 1 engage in business or activities or own, lease or locate my property. I will obtain your prior written consent before I cease my business or before I engage in any new line of business that is materially different from my present business.

D.    Compliance with Laws. I will not violate any laws, regulations, rules, orders, judgments or decrees applicable to me or my Property, except for those which I challenge in good faith through proper proceedings after providing adequate reserves to fully pay the claim and its appeal should I lose, Laws include without limitation the Federal Fair Labor Standards Act requirements for producing goods, the federal Employee Retirement Income Security Act of 1974's requirements for the establishment, funding and management of qualified deferred compensation plans for employees, health and safety laws, environmental laws, tax laws, licensing and permit laws. On your request, I will provide you with written evidence that I have fully and timely paid my taxes, assessments and other governmental charges levied or imposed on me, my income or profits and my property. Taxes include without limitation sales taxes, use taxes, personal property taxes, documentary stamp taxes, recordation taxes, franchise taxes, income taxes, withholding taxes, FICA taxes and unemployment taxes. I will adequately provide for the payment of these taxes, assessments and other charges that have accrued but are not yet due and payable.

E.     New Organizations. I will obtain your written consent before organizing, merging into, or consolidating with an entity; acquiring all or substantially all the assets of another; materially changing the legal structure, management, ownership or financial condition; or effecting or entering into a domestication, conversion or interest exchange,

F.     Other Liabilities. I will not incur, assume or permit any debt evidenced by notes, bonds or similar obligations, except: debt in existence on the date of this Agreement and fully disclosed to you; debt subordinated in payment to you on conditions and terms acceptable to you; accounts payable incurred in the ordinary course of my business and paid under customary trade terms or contested in good faith with reserves satisfactory to you.

G.     Notice to You. I will promptly notify you of any material change in my financial condition, of the occurrence of a default under the terms of this Agreement or any other Loan Document, or a default by me under any agreement between me and any third party which materially and adversely affects my property, operations, financial condition or business.

H.     Dispose of No Assets. Without your prior written consent or as the Loan Documents permit, I will not sell, lease, assign, transfer, dispose of or otherwise distribute all or substantially all of my assets to any person other than in the ordinary course of business for the assets' depreciated book value or more.

1.    Insurance. I will obtain and maintain insurance with insurers, in amounts and coverages that are acceptable to you and customary with industry practice. This may include without limitation insurance policies for public liability, fire, hazard and extended risk, workers compensation, and, at your request, business interruption and/or rent loss insurance. At your request, I will deliver to you certified copies of all of these insurance policies, binders or certificates, I will obtain and maintain a mortgagee or lender loss payee endorsement for you when these endorsements are available, 1 will immediately notify you of cancellation or termination of insurance, I will require all insurance policies to provide you with at least 10 days prior written notice to you of cancellation or modification, I consent to you using or disclosing information relative to any contract of insurance required by the Loan for the purpose of replacing this insurance. I also authorize my insurer and you to exchange all relevant information related to any contract of insurance required by any document executed as part of this Loan.

J,    Property Maintenance. I will keep all tangible and intangible property that I consider necessary or useful in my business in good working condition by making all needed repairs, replacements and improvements and by making all rental, lease or other payments due on this property.

K.    Property Loss. I will immediately notify you, and the insurance company when appropriate, of any material casualty, loss or depreciation to the Property or to my other property that affects my business.

L.    Additional Taxes. I will pay all filing and recording costs and fees, including any recordation, documentary or transfer taxes or stamps, that are required to be paid with respect to this Loan and any Loan Documents.

7. DEFAULT. I understand that you may demand payment anytime at your discretion. For example, you may demand payment in full if any of the following occur:

A.     Payments. I fail to make a payment in full when due,

B.     Insolvency or Bankruptcy. The death, dissolution or insolvency of, appointment of a receiver by or on behalf of, application of any debtor relief law, the assignment for the benefit of creditors by or on behalf of, the voluntary or involuntary termination of existence by, or the commencement of any proceeding under any present or future federal or state insolvency, bankruptcy, reorganization, composition or debtor relief law by or against me or any co-signer, endorser, surety or guarantor of this Agreement or any other obligations I have with you.

C.     Business Termination. I merge, dissolve, reorganize, end my business or existence, or a partner or majority owner dies or is declared legally incompetent.

First Surgical Woodlands, L,P.
Texas Commercial Loan Agreement
TX/4KMATTINS00000000000212033091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 4

D.    Failure to Perform. I fail to perform any condition or to keep any promise or covenant of this Agreement.

E.     Other Documents. A default occurs under the terms of any other Loan Document.

F.     Other Agreements. I am in default on any other debt or agreement I have with you.

G.    Misrepresentation. I make any verbal or written statement or provide any financial information that is untrue, inaccurate, or conceals a material fact at the time it is made or provided.

H.    Judgment. I fail to satisfy or appeal any judgment against me.

I.      Forfeiture. The Property is used in a manner or for a purpose that threatens confiscation by a legal authority.

J.     Name Change. I change my name or assume an additional name without notifying you before making such a change.

K.    Property Transfer. I transfer all or a substantial part of my money or property.

L.     Property Value. You determine in good faith that the value of the Property has declined or is impaired.

M.    Material Change. Without first notifying you, there is a material change in my business, including ownership, management, and financial conditions,

N.    Insecurity. You determine in good faith that a material adverse change has occurred in my financial condition from the conditions set forth in my most recent financial statement before the date of this Agreement or that the prospect for payment or performance of the Loan is impaired for any reason.

8. REMEDIES. After I default, you may at your option do any one or more of the following.

A.    Acceleration. You may make all or any part of the amount owing by the terms of the Loan immediately due. If I am a debtor in a bankruptcy petition or in an application filed under section 5(a}(3} of the Securities Investor Protection Act, the Loan is automatically accelerated and immediately due and payable without notice or demand upon filing of the petition or application.

B.    Sources. You may use any and all remedies you have under state or federal law or in any Loan Document.

C.    Insurance Benefits. You may make a claim for any and all insurance benefits or refunds that may be available on my default.

D.    Payments Made On My Behalf. Amounts advanced on my behalf will be immediately due and may be added to the balance owing under the terms of the Loan, and accrue interest at the highest post-maturity interest rate.

E.     Termination. You may terminate my rights to obtain advances or other extensions of credit by any of the methods provided in this Agreement.

F.     Set-Off. You may use the right of set-off. This means you may set-off any amount due and payable under the terms of the Loan against any right I have to receive money from you.

My right to receive money from you includes any deposit or share account balance I have with you; any money owed to me on an item presented to you or in your possession for collection or exchange; and any repurchase agreement or other non-deposit obligation. "Any amount due and payable under the terms of the Loan" means the total amount to which you are entitled to demand payment under the terms of the Loan at the time you set-off.

Subject to any other written contract, if my right to receive money from you is also owned by someone who has not agreed to pay the Loan, your right of set-off will apply to my interest in the obligation and to any other amounts I could withdraw on my sole request or endorsement,

Your right of set-off does not apply to an account or other obligation where my rights arise only in a representative capacity. It also does not apply to any Individual Retirement Account or other tax-deferred retirement account.

You will not be liable for the dishonor of any check when the dishonor occurs because you set-off against any of my accounts, I agree to hold you harmless from any such claims arising as a result of your exercise of your right of set-off,

G.    Waiver. Except as otherwise required by law, by choosing any one or more of these remedies you do not give up your right to use any other remedy. You do not waive a default if you choose not to use a remedy. By electing not to use any remedy, you do not waive your right to later consider the event a default and to use any remedies if the default continues or occurs again,

9, COLLECTION EXPENSES AND ATTORNEYS' FEES. On or after Default, to the extent permitted by law, I agree to pay all expenses of collection, enforcement or protection of your rights and remedies under this Agreement or any other Loan Document. Expenses include, but are not limited to, attorneys' fees, court costs, and other legal expenses. These expenses are due and payable immediately, If not paid immediately, these expenses will bear interest from the date of payment until paid in full at the highest interest rate in effect as provided for in the terms of this Loan. All fees and expenses will be secured by the Property I have granted to you, if any. In addition, to the extent permitted by the United States Bankruptcy Code, I agree to pay the reasonable attorneys' fees incurred by you to protect your rights and interests in connection with any bankruptcy proceedings initiated by or against me.

First Surgical Woodlands, L,P.
Texas Commercial Loan Agreement
TX/4K MATTIN500000000000212039091409N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 5

10.  APPLICABLE LAW. This Agreement is governed by the laws of Texas, the United States of America, and to the extent required, by the laws of the jurisdiction where the Property is located, except to the extent such state laws are preempted by federal law. In the event of a dispute, the exclusive forum, venue and place of jurisdiction will be in Texas, unless otherwise required by law.

11.  JOINT AND INDIVIDUAL LIABILITY AND SUCCESSORS. My obligation to pay the Loan is independent of the obligation of any other person who has also agreed to pay it. You may sue me alone, or anyone else who is obligated on the Loan, or any number of us together, to collect the Loan, Extending the Loan or new obligations under the Loan, will not affect my duty under the Loan and I will still be obligated to pay the Loan, You may assign all or part of your rights or duties under this Agreement or the Loan Documents without my consent, If you assign this Agreement, all of my covenants, agreements, representations and warranties contained in this Agreement or the Loan Documents will benefit your successors and assigns. I may not assign this Agreement or any of my rights under it without your prior written consent. The duties of the Loan will bind my successors and assigns.

12.  AMENDMENT, INTEGRATION AND SEVERABILITY. This Agreement may not be amended or modified by oral agreement. No amendment or modification of this Agreement is effective unless made in writing and executed by you and me. This Agreement and the other Loan Documents are the complete and final expression of the understanding between you and me. If any provision of this Agreement is unenforceable, then the unenforceable provision will be severed and the remaining provisions will still be enforceable.

13.  INTERPRETATION. Whenever used, the singular includes the plural and the plural includes the singular. The section headings are for convenience only and are not to be used to interpret or define the terms of this Agreement.

14.  NOTICE, FINANCIAL REPORTS AND ADDITIONAL DOCUMENTS. Unless otherwise required by law, any notice will be given by delivering it or mailing it by first class mail to the appropriate party's address listed in the DATE AND PARTIES section, or to any other address designated in writing. Notice to one Borrower will be deemed to be notice to all Borrowers. I will inform you in writing of any change in my name, address or other application information. I will provide you any financial statement or information you request. All financial statements and information I give you will be correct and complete, I agree to sign, deliver, and file any additional documents or certifications that you may consider necessary to perfect, continue, and preserve my obligations under this Loan and to confirm your lien status on any Property. Time is of the essence.

15.  WAIVER OF JURY TRIAL. All of the parties to this Agreement knowingly and intentionally, irrevocably and unconditionally, waive any and all right to a trial by jury in any litigation arising out of or concerning this Agreement or any other Loan Document or related obligation. All of these parties acknowledge that this section has either been brought to the attention of each party's legal counsel or that each party had the opportunity to do so.

16.  SIGNATURES. By signing, I agree to the terms contained in this Agreement. I also acknowledge receipt of a copy of this Agreement.

BORROWER:

First Surgical Woodlands, L.P.

By First Surgical Partn s, L L ., Its General Partner

By	/s/ Anthony Rotondo	Date	10/9/09
Anthony Rotondo, Member

By	/s/ Jacobo Varon	Date	10/9/09
Jacobo Varon, Member

First Surgical Woodlands, L,P.
Texas Commercial Loan Agreement
TX/6KMATTINS00000000000212036091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 6

LENDER:

The Bank of River Oaks

By:	Date
Mark D. Troth, President

First Surgical Woodlands, L,P.
Texas Commercial Loan Agreement
TX/8KMATTINS00000000000212036091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 7

SECURITY AGREEMENT

DATE AND PARTIES. The date of this Security Agreement (Agreement) is September 18, 2009. The parties and their addresses are:

SECURED PARTY:

THE BANK OF RIVER OAKS 2
929 Kirby Drive
P.O. Box 131002
Houston, TX 77098

DEBTOR:

FIRST SURGICAL WOODLANDS, L.P.
a Texas Limited Partnership
111 Vision Park Blvd., Suite 200
Conroe, TX 77384

The pronouns "you" and "your" refer to the Secured Party. The pronouns "I," "me" and "my" refer to each person or entity signing this Agreement as Debtor and agreeing to give the Property described in this Agreement as security for the Secured Debts.

1. SECURED DEBTS. The term ''Secured Debts" includes and this Agreement will secure each of the following:

A.     Specific Debts, The following debts and all extensions, renewals, refinancings, modifications and replacements. A promissory note or other agreement, No. 501336, dated September 18, 2009, from me to you, in the amount of $1,300,000.00. This loan is cross-pledged to Loan #501337 in the original principal amount of $250,000.00 dated September 18, 2009

B.     All Debts. All present and future debts from me to you, even if this Agreement is not specifically referenced, the future debts are also secured by other collateral, or if the future debt is unrelated to or of a different type than this debt. If more than one person signs this Agreement, each agrees that it will secure debts incurred either individually or with others who may not sign this Agreement. Nothing in this Agreement constitutes a commitment to make additional or future loans or advances. Any such commitment must be in writing.

This Agreement will not secure any debt for which you fail to give any required notice of the right of rescission. This Agreement will not secure any debt for which a non-possessory, non-purchase money security interest is created in "household goods" in connection with a "consumer loan," as those terms are defined by federal law governing unfair and deceptive credit practices. In addition, this Agreement will not secure any other debt if, as a result, the other debt would become subject to Section 670 of the John Warner National Defense Authorization Act for Fiscal Year 2007,

C.     Sums Advanced. All sums advanced and expenses incurred by you under the terms of this Agreement. Loan Documents refer to all the documents executed in connection with the Secured Debts.

2. SECURITY INTEREST. To secure the payment and performance of the Secured Debts, I give you a security interest in all of the Property described in this Agreement that I own or have sufficient rights in which to transfer an interest, now or in the future, wherever the Property is or will be located, and all proceeds and products from the Property (including, but not limited to, all parts, accessories, repairs, replacements, improvements, and accessions to the Property). Property is all the collateral given as security for the Secured Debts and described in this Agreement, and includes all obligations that support the payment or performance of the Property. "Proceeds" includes anything acquired upon the sale, lease, license, exchange, or other disposition of the Property; any rights and claims arising from the Property; and any collections and distributions on account of the Property.
This Agreement remains in effect until terminated in writing, even if the Secured Debts are paid and you are no longer obligated to advance funds to me under any loan or credit agreement.

3, PROPERTY DESCRIPTION. The Property is described as follows:

A. Equipment. All equipment including, but not limited to, all machinery, vehicles, furniture, fixtures, manufacturing equipment, farm machinery and equipment, shop equipment, office and recordkeeping equipment, and parts and tools. All equipment described in a fist or schedule which I give to you will also be included in the Property, but such a list is not necessary for a valid security interest in my equipment.

4. WARRANTIES AND REPRESENTATIONS. I make to you the following warranties and representations which will continue as long as this Agreement is in effect:

First Surgical Woodlands, L,P.
Texas Security Agreement
TX/4KMATTINS00000000000212036091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 1

A.      Power, I am duly organized, and validly existing and in good standing in all jurisdictions in which I operate. I have the power and authority to enter into this transaction and to carry on my business or activity as it is now being conducted and, as applicable, am qualified to do so in each jurisdiction in which I operate,

B.     Authority. The execution, delivery and performance of this Agreement and the obligation evidenced by this Agreement are within my powers, have been duly authorized, have received all necessary governmental approval, will not violate any provision of law, or order of court or governmental agency, and will not violate any agreement to which I am a party or to which I am or any of my property is subject.

C.     Name and Location. My name indicated in the DATE AND PARTIES section is my exact legal name. I am an entity organized and registered under the laws of Texas. I will provide verification of registration and location upon your request. I will provide you with at least 30 days notice prior to any change in my name, address, or state of organization or registration,

D.    Business Name. Other than previously disclosed in writing to you I have not changed my name or principal place of business within the last 10 years and have not used any other trade or fictitious name. Without your prior written consent, I do not and will not use any other name and will preserve my existing name, trade names and franchises.

E.     Ownership of Property. I represent that I own all of the Property. Your claim to the Property is ahead of the claims of any other creditor, except as disclosed in writing to you prior to any advance on the Secured Debts. I represent that I am the original owner of the Property and, if I am not, that I have provided you .with a list of prior owners of the Property.

5. DUTIES TOWARD PROPERTY.

A.    Protection of Secured Party's Interest. I will defend the Property against any other claim. I agree to do whatever you require to protect your security interest and to keep your claim in the Property ahead of the claims of other creditors. I will not do anything to harm your position.

I will keep books, records and accounts about the Property and my business in general. I will let you examine these and make copies at any reasonable time. I will prepare any report or accounting you request which deals with the Property.

B.    Use, Location, and Protection of the Property. I will keep the Property in my possession and in good repair. I will use it only for commercial purposes. I will not change this specified use without your prior written consent. You have the right of reasonable access to inspect the Property and I will immediately inform you of any loss or damage to the Property. I will not cause or permit waste to the Property.

I will keep the Property at my address listed in the DATE AND PARTIES section unless we agree I may keep it at another location. If the Property is to be used in other states, I will give you a list of those states. The location of the Property is given to aid in the identification of the Property. It does not in any way limit the scope of the security interest granted to you. I will notify you in writing and obtain your prior written consent to any change in location of any of the Property. I will not use the Property in violation of any law. I will notify you in writing prior to any change in my address, name or, if an organization, any change in my identity or structure.

Until the Secured Debts are fully paid and this Agreement is terminated, I will not grant a security interest in any of the Property without your prior written consent. I will pay all taxes and assessments levied or assessed against me or the Property and provide timely proof of payment of these taxes and assessments upon request.

C.    Selling, Leasing or Encumbering the Property.' I will not sell, offer to sell, lease, or otherwise transfer or encumber the Property without your prior written permission, Any disposition of the Property contrary to this Agreement will violate your rights. Your permission to sell the Property may be reasonably withheld without regard to the creditworthiness of any buyer or transferee. I will not permit the Property to be the subject of any court order affecting my rights to the Property in any action by anyone other than you. If the Property includes chattel paper or instruments, either as original collateral or as proceeds of the Property, I will note your security interest on the face of the chattel paper or instruments.

6. INSURANCE. I agree to keep the Property insured against the risks reasonably associated with the Property. I will maintain this insurance in the amounts you require. This insurance will last until the Property is released from this Agreement. I may choose the insurance company, subject to your approval, which will not be unreasonably withheld.

will have the insurance company name you as loss payee on any insurance policy. I will give you and the insurance company immediate notice of any loss, You may apply the insurance proceeds toward what is owed on the Secured Debts. You may require added security as a condition of permitting any insurance proceeds to be used to repair or replace the Property.

If you acquire the Property in damaged condition, my right to any insurance policies and proceeds will pass to you to the extent of the Secured Debts.

I will immediately notify you of cancellation or termination of insurance, If I fail to keep the Property insured, you may obtain insurance to protect your interest in the Property and I will pay for the insurance on your demand. You may demand that I pay for the insurance all at once, or you may add the insurance premiums to the balance of the Secured Debts and charge interest on it at the rate that applies to the Secured Debts. This insurance may include coverages not originally required of me, may be written by a company other than one I would choose, and may be written at a higher rate than I could obtain if I purchased the insurance. I acknowledge and agree that you or one or your affiliates may receive commissions on the purchase of this insurance.

First Surgical Woodlands, L,P.
Texas Security Agreement
TX/4KMATTINS00000000000212036091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 2

7. COLLATERAL PROTECTION INSURANCE. Property Insurance is required. I agree to buy insurance on the Property in the amount you specify, subject to applicable law. I shall have the option of furnishing any required insurance either through existing policies of insurance owned or controlled by me or procuring and furnishing the equivalent coverage through any insurance company authorized to do business in Texas or an eligible surplus line insurer to the extent permitted by law. I will name you as loss payee under the policy. 1 may be required to deliver to you a copy of the collateral protection insurance policy and proof of payment of premiums.

If I fail to meet any of these requirements, you may obtain collateral protection insurance on my behalf. You are not required to purchase any type or amount of insurance. To the extent permitted by law, you may obtain insurance that will cover either the actual amount of unpaid indebtedness or the replacement cost of improvements, subject to policy limits. If you purchase insurance for the Property, I will be responsible for the cost of that insurance, including interest and any other charges incurred by you in connection with the placement of collateral protection insurance to the extent permitted by law. I understand that insurance you obtain may cost significantly greater than the cost of insurance I could have obtained. Amounts that I owe are due and payable upon demand or on such other terms as you require to the extent permitted by law.

8. AUTHORITY TO PERFORM. I authorize you to do anything you deem reasonably necessary to protect the Property, and perfect and continue your security interest in the Property. If I fail to perform any of my duties under this Agreement or any other Loan Document, you are authorized, without notice to me, to perform the duties or cause them to be performed.

These authorizations include, but are not limited to, permission to:

A.    pay and discharge taxes, liens, security interests or other encumbrances at any time levied or placed on the Property.

B.     pay any rents or other charges under any lease affecting the Property.

C.     order and pay for the repair, maintenance and preservation of the Property.

D.    file any financing statements on my behalf and pay for filing and recording fees pertaining to the Property.

E.     place a note on any chattel paper indicating your interest in the Property.

F.     take any action you feel necessary to realize on the Property, including performing any part of a contract or endorsing it in my name.

G.     handle any suits or other proceedings involving the Property in my name.

H.    prepare, file, and sign my name to any necessary reports or accountings.

I.      make an entry on my books and records showing the existence of this Agreement.

If you perform for me, you will use reasonable care. If you exercise the care and follow the procedures that you generally apply to the collection of obligations owed to you, you will be deemed to be using reasonable care. Reasonable care will not include: any steps necessary to preserve rights against prior parties; the duty to send notices, perform services or take any other action in connection with the management of the Property; or the duty to protect, preserve or maintain any security interest given to others by me or other parties. Your authorization to perform for me will not create an obligation to perform and your failure to perform will not preclude you from exercising any other rights under the law or this Agreement. All cash and non-cash proceeds of the Property may be applied by you only upon your actual receipt of cash proceeds against such of the Secured Debts, matured or unmatured, as you determine in your sole discretion.

If you come into actual or constructive possession of the Property, you will preserve and protect the Property. For purposes of this paragraph, you will be in actual possession of the Property only when you have physical, immediate and exclusive control over the Property and you have affirmatively accepted that control. You will be in constructive possession of the Property only when you have both the power and the intent to exercise control over the Property.

9. DEFAULT. I will be in default if any of the following occur:

A.     Payments. I fail to make a payment in full when due.

B.     Insolvency or Bankruptcy. The death, dissolution or insolvency of, appointment of a receiver by or on behalf of, application of any debtor relief law, the assignment for the benefit of creditors by or on behalf of, the voluntary or involuntary termination of existence by, or the commencement of any proceeding under any present or future federal or state insolvency, bankruptcy, reorganization, composition or debtor relief law by or against me, Obligor, or any co-signer, endorser, surety or guarantor of this Agreement or any other obligations Obligor has with you.

C.     Business Termination. I merge, dissolve, reorganize, end my business or existence, or a partner or majority owner dies or is declared legally incompetent,

D.     Failure to Perform. I fail to perform any condition or to keep any promise or covenant of this Agreement.

E.     Other Documents. A default occurs under the terms of any other Loan•Document.

F.     Other Agreements. I am in default on any other debt or agreement I have with you.

First Surgical Woodlands, L,P.
Texas Security Agreement
TX/4KMATTINS00000000000212036091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 3

G.    Misrepresentation. I make any verbal or written statement or provide any financial information that is untrue, inaccurate, or conceals a material fact at the time it is made or provided.

H.    Judgment. I fail to satisfy or appeal any judgment against me.

I.      Forfeiture. The Property is used in a manner or for a purpose that threatens confiscation by a legal authority,

J.     Name Change. I change my name or assume an additional name without notifying you before making such a change.

K.    Property Transfer. I transfer all or a substantial part of my money or property.

L.     Property Value. You determine in good faith that the value of the Property has declined or is impaired,

M.    Material Change. Without first notifying you, there is a material change in my business, including ownership, management, and financial conditions.

N.    Insecurity. You determine in good faith that a material adverse change has occurred in my financial condition from the conditions set forth in my most recent financial statement before the date of this Agreement or that the prospect for payment or performance of the Secured Debts is impaired for any reason.

10. DUE ON SALE OR ENCUMBRANCE. You may, at your option, declare the entire balance of this Agreement to be immediately due and payable upon the creation of, or contract for the creation of, any lien, encumbrance, transfer or sale of all or any part of the Property, This right is subject to the restrictions imposed by federal law (12 C.F.R. 591), as applicable.

11 REMEDIES, After I default, you may at your option do any one or more of the following,

A.     Acceleration. You may make all or any part of the amount owing by the terms of the Secured Debts immediately due.

B.     Sources. You may use any and all remedies you have under state or federal law or in any Loan Document.

C.     Insurance Benefits. You may make a claim for any and all insurance benefits or refunds that may be available on my default.

D.     Payments Made On My Behalf. Amounts advanced on my behalf will be immediately due and may be added to the Secured Debts.

E.     Assembly of Property. You may require me to gather the Property and make it available to you in a reasonable fashion.

F.     Repossession. You may repossess the Property so long as the repossession does not involve a breach of the peace. You may sell, lease or otherwise dispose of the Property as provided by law. You may apply what you receive from the disposition of the Property to your expenses, your attorneys' fees and legal expenses (where not prohibited by law), and any debt I owe you. If what you receive from the disposition of the Property does not satisfy the debt, I will be liable for the deficiency (where permitted by law). In some cases, you may keep the Property to satisfy the debt.

Where a notice is required, I agree that ten days prior written notice sent by first class mail to my address listed in this Agreement will be reasonable notice to me under the Texas Uniform Commercial Code, If the Property is perishable or threatens to decline speedily in value, you may, without notice to me, dispose of any or all of the Property in a commercially reasonable manner at my expense following any commercially reasonable preparation or processing,

If any items not otherwise subject to this Agreement are contained in the Property when you take possession, you may hold these items for me at my risk and you will not be liable for taking possession of them.

G.     Use and Operation. You may enter upon my premises and take possession of all or any part of my property for the purpose of preserving the Property or its value, so long as you do not breach the peace. You may use and operate my property for the length of time you feel is necessary to protect your interest, all without payment or compensation to me.

H.     Waiver, By choosing any one or more of these remedies you do not give up your right to use any other remedy. You do not waive a default if you choose not to use a remedy. By electing not to use any remedy, you do not waive your right to later consider the event a default and to use any remedies if the default continues or occurs again.

12.  WAIVER OF CLAIMS. I waive all claims for loss or damage caused by your acts or omissions where you acted reasonably and in good faith.

13.  PERFECTION OF SECURITY INTEREST AND COSTS. I authorize you to file a financing statement covering the Property. I will comply with, facilitate, and otherwise assist you in connection with obtaining perfection or control over the Property for purposes of perfecting your security interest under the Uniform Commercial Code. I agree to pay all taxes, fees and costs you pay or incur in connection with preparing, filing or recording any financing statements or other security interest filings on the Property. I agree to pay all actual costs of terminating your security interest.

14.  APPLICABLE LAW, This Agreement is governed by the laws of Texas, the United States of America, and to the extent required, by the laws of the jurisdiction where the Property is located, except to the extent such state laws are preempted by federal law. In the event of a dispute, the exclusive forum, venue and place of jurisdiction will be in Texas, unless otherwise required by law.

First Surgical Woodlands, L,P.
Texas Security Agreement
TX/4KMATTINS00000000000212036091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 4

15.  JOINT AND INDIVIDUAL LIABILITY AND SUCCESSORS. Each Debtor's obligations under this Agreement are independent of the obligations of any other Debtor, You may sue each Debtor individually or together with any other Debtor. You may release any part of the Property and I will still be obligated under this Agreement for the remaining Property. Debtor agrees that you and any party to this Agreement may extend, modify or make any change in the terms of this Agreement or any evidence of debt without Debtor's consent. Such a change will not release Debtor from the terms of this Agreement. If you assign any of the Secured Debts, you may assign all or any part of this Agreement without notice to me or my consent, and this Agreement will inure to the benefit of your assignee to the extent of such assignment. You will continue to have the unimpaired right to enforce this Agreement as to any of the Secured Debts that are not assigned. This Agreement shall inure to the benefit of and be enforceable by you and your successors and assigns and any other person to whom you may grant an interest in the Secured Debts and shall be binding upon and enforceable against me and my personal representatives, successors, heirs and assigns,

16.  AMENDMENT, INTEGRATION AND SEVERABILITY. This Agreement may not be amended or modified by oral agreement. No amendment or modification of this Agreement is effective unless made in writing and executed by you and me. This Agreement and the other Loan Documents are the complete and final expression of the understanding between you and me. If any provision of this Agreement is unenforceable, then the unenforceable provision will be severed and the remaining provisions will still be enforceable.

17.  INTERPRETATION. Whenever used, the singular includes the plural and the plural includes the singular. The section headings are for convenience only and are not to be used to interpret or define the terms of this Agreement.

18.  NOTICE, FINANCIAL REPORTS AND ADDITIONAL DOCUMENTS. Unless otherwise required by law, any notice will be given by delivering it or mailing it by first class mail to the appropriate party's address listed in the DATE AND PARTIES section, or to any other address designated in writing, Notice to one Debtor will be deemed to be notice to all Debtors. I will inform you in writing of any change in my name, address or other application information. I will provide you any financial statement or information you request. All financial statements and information I give you will be correct and complete, I agree to sign, deliver, and file any additional documents or certifications that you may consider necessary to perfect, continue, and preserve my obligations under this Agreement and to confirm your lien status on any Property. Time is of the essence.

19.  WAIVER OF JURY TRIAL. All of the parties to this Agreement knowingly and intentionally, irrevocably and unconditionally, waive any and all right to a trial by jury in any litigation arising out of or concerning this Agreement or any other Loan Document or related obligation. All of these parties acknowledge that this section has either been brought to the attention of each party's legal counsel or that each party had the opportunity to do so.

THIS WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND, TO THE EXTENT PERMITTED BY LAW, MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.
THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

First Surgical Woodlands, L,P.
Texas Security Agreement
TX/4KMATTINS00000000000212036091609N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 5

SIGNATURES, By signing, I agree to the terms contained in this Agreement. I also acknowledge receipt of a copy of this Agreement.

DEBTOR:

First Surgical Woodlands, L.P.

By First Surgical Partners, L.L.C., Its General Partner

By	/s/ Anthony Rotondo	Date	(10/9/09)
Anthony Rotondo, Member

By	/s/ Jacobo Varon	Date	10/9/09
Jacobo Varon, Member

SECURED PARTY:

The Bank of River Oaks

By:	Date
Mark D. Troth, President

First Surgical Woodlands, L,P.
Texas Security Agreement
TX/4KMATTINS00000000000212036091609N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 6

SECURITY AGREEMENT

DATE AND PARTIES. The date of this Security Agreement (Agreement) is September 18, 2009, The parties and their addresses are:

SECURED PARTY:

THE BANK OF RIVER OAKS
2929 Kirby Drive
P.0, Box 131002
Houston, TX 77098

DEBTOR:

FIRST SURGICAL WOODLANDS, L.P.
a Texas Limited Partnership
111 Vision Park Blvd., Suite 200
Conroe, TX 77384

The pronouns "you" and "your" refer to the Secured Party, The pronouns "I," "me" and "my" refer to each person or entity signing this Agreement as Debtor and agreeing to give the Property described in this Agreement as security for the Secured Debts.

1. SECURED DEBTS. The term ''Secured Debts" includes and this Agreement will secure each of the following:

A.    Specific Debts. The following debts and all extensions, renewals, refinancings, modifications and replacements, A promissory note or other agreement, No, 501337, dated September 18, 2009, from me to you, in the amount of $250,000.00. This loan is cross-pledged to Loan #501336 in the original principal amount of $1,300,000.00 dated September 18, 2009

B.    All Debts. All present and future debts from me to you, even if this Agreement is not specifically referenced, the future debts are also secured by other collateral, or if the future debt is unrelated to or of a different type than this debt. If more than one person signs this Agreement, each agrees that it will secure debts incurred either individually or with others who may not sign this Agreement. Nothing in this Agreement constitutes a commitment to make additional or future loans or advances. Any such commitment must be in writing.

This Agreement will not secure any debt for which you fail to give any required notice of the right of rescission. This Agreement will not secure any debt for which a non-possessory, non-purchase money security interest is created in "household goods" in connection with a "consumer loan," as those terms are defined by federal law governing unfair and deceptive credit practices. In addition, this Agreement will not secure any other debt if, as a result, the other debt would become subject to Section 670 of the John Warner National Defense Authorization Act for Fiscal Year 2007.

C, Sums Advanced, All sums advanced and expenses incurred by you under the terms of this Agreement, Loan Documents refer to all the documents executed in connection with the Secured Debts.

2. SECURITY INTEREST. To secure the payment and performance of the Secured Debts, I give you a security interest in all of the Property described in this Agreement that I own or have sufficient rights in which to transfer an interest, now or in the future, wherever the Property is or will be located, and all proceeds and products from the Property (including, but not limited to, all parts, accessories, repairs, replacements, improvements, and accessions to the Property). Property is all the collateral given as security for the Secured Debts and described in this Agreement, and includes all obligations that support the payment or performance of the Property. "Proceeds" includes anything acquired upon the sale, lease, license, exchange, or other disposition of the Property; any rights and claims arising from the Property; and any collections and distributions on account of the Property.

This Agreement remains in effect until terminated in writing, even if the Secured Debts are paid and you are no longer obligated to advance funds to me under any loan or credit agreement.

3, PROPERTY DESCRIPTION. The Property is described as follows:

A. Equipment. All equipment including, but not limited to, all machinery, vehicles, furniture, fixtures, manufacturing equipment, farm machinery and equipment, shop equipment, office and recordkeeping equipment, and parts and tools. All equipment described in a list or schedule which I give to you will also be included in the Property, but such a list is not necessary for a valid security interest in my equipment.

4. WARRANTIES AND REPRESENTATIONS. I make to you the following warranties and representations which will continue as long as this Agreement is in effect:

First Surgical Woodlands, L,P.
Texas Security Agreement
TX/4KMATTINS00000000000212036091609N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 1

A.     Power. I am duly organized, and validly existing and in good standing in all jurisdictions in which I operate. I have the power and authority to enter into this transaction and to carry on my business or activity as it is now being conducted and, as applicable, am qualified to do so in each jurisdiction in which I operate.

B.     Authority. The execution, delivery and performance of this Agreement and the obligation evidenced by this Agreement are within my powers, have been duly authorized, have received all necessary governmental approval, will not violate any provision of law, or order of court or governmental agency, and will not violate any agreement to which I am a party or to which I am or any of my property is subject.

C.     Name and Location. My name indicated in the DATE AND PARTIES section is my exact legal name. I am an entity organized and registered under the laws of Texas, I will provide verification of registration and location upon your request, I will provide you with at least 30 day_s notice prior to any change in my name, address, or state of organization or registration.

D.     Business Name. Other than previously disclosed in writing to you I have not changed my name or principal place of business within the last 10 years and have not used any other trade or fictitious name. Without your prior written consent, I do not and will not use any other name and will preserve my existing name, trade names and franchises.

E.     Ownership of Property. I represent that I own all of the Property. Your claim to the Property is ahead of the claims of any other creditor, except as disclosed in writing to you prior to any advance on the Secured Debts, I represent that I am the original owner of the Property and, if I am not, that I have provided you with a list of prior owners of the Property.

5. DUTIES TOWARD PROPERTY.

A.     Protection of Secured Party's Interest. I will defend the Property against any other claim. I agree to do whatever you require to protect your security interest and to keep your claim in the Property ahead of the claims of other creditors. I will not do anything to harm your position.

I will keep books, records and accounts about the Property and my business in general. I will let you examine these and make copies at any reasonable time. I will prepare any report or accounting you request which deals with the Property.

B.     Use„ Location, and Protection of the Property. I will keep the Property in my possession and in good repair. I will use it only for commercial purposes. I will not change this specified use without your prior written consent, You have the right of reasonable access to inspect the Property and I will immediately inform you of any loss or damage to the Property, I will not cause or permit waste to the Property.

I will keep the Property at my address listed in the DATE AND PARTIES section unless we agree I may keep it at another location. If the Property is to be used in other states, I will give you a list of those states. The location of the Property is given to aid in the identification of the Property. It does not in any way limit the scope of the security interest granted to you. I will notify you in writing and obtain your prior written consent to any change in location of any of the Property. I will not use the Property in violation of any law. I will notify you in writing prior to any change in my address, name or, if an organization, any change in my identity or structure.

Until the Secured Debts are fully paid and this Agreement is terminated, I will not grant a security interest in any of the Property without your prior written consent. I will pay all taxes and assessments levied or assessed against me or the Property and provide timely proof of payment of these taxes and assessments upon request.

C.     Selling, Leasing or Encumbering the Property. I will not sell, offer to sell, lease, or otherwise transfer or encumber the Property without your prior written permission. Any disposition of the Property contrary to this Agreement will violate your rights. Your permission to sell the Property may be reasonably withheld without regard to the creditworthiness of any buyer or transferee. I will not permit the Property to be the subject of any court order affecting my rights to the Property in any action by anyone other than you. If the Property includes chattel paper or instruments, either as original collateral or as proceeds of the Property, I will note your security interest on the face of the chattel paper or instruments.

6. INSURANCE. I agree to keep the Property insured against the risks reasonably associated with the Property. I will maintain this insurance in the amounts you require. This insurance will last until the Property is released from this Agreement. I may choose the insurance company, subject to your approval, which will not be unreasonably withheld.

I will have the insurance company name you as loss payee on any insurance policy. I will give you and the insurance company immediate notice of any loss, You may apply the insurance proceeds toward what is owed on the Secured Debts. You may require added security as a condition of permitting any insurance proceeds to be used to repair or replace the Property.

If you acquire the Property in damaged condition, my right to any insurance policies and proceeds will pass to you to the extent of the Secured Debts,

I will immediately notify you of cancellation or termination of insurance. If I fail to keep the Property insured, you may obtain insurance to protect your interest in the Property and I will pay for the insurance on your demand. You may demand that I pay for the insurance all at once, or you may add the insurance premiums to the balance of the Secured Debts and charge interest on it at the rate that applies to the Secured Debts, This insurance may include coverages not originally required of me, may be written by a company other than one I would choose, and may be written at a higher rate than I could obtain if I purchased the insurance. I acknowledge and agree that you or one or your affiliates may receive commissions on the purchase of this insurance.

First Surgical Woodlands, L,P.
Texas Security Agreement
TX/4KMATTINS00000000000212036091609N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 2

7. COLLATERAL PROTECTION INSURANCE. Property Insurance is required. I agree to buy insurance on the Property in the amount you specify, subject to applicable law. I shall have the option of furnishing any required insurance either through existing policies of insurance owned or controlled by me or procuring and furnishing the equivalent coverage through any insurance company authorized to do business in Texas or an eligible surplus line insurer to the extent permitted by law. I will name you as loss payee under the policy. I may be required to deliver to you a copy of the collateral protection insurance policy and proof of payment of premiums,

If I fail to meet any of these requirements, you may obtain collateral protection insurance on my behalf. You are not required to purchase any type or amount of insurance. To the extent permitted by law, you may obtain insurance that will cover either the actual amount of unpaid indebtedness or the replacement cost of improvements, subject to policy limits. If you purchase insurance for the Property, I will be responsible for the cost of that insurance, including interest and any other charges incurred by you in connection with the placement of collateral protection insurance to the extent permitted by law. I understand that insurance you obtain may cost significantly greater than the cost of insurance I could have obtained. Amounts that I owe are due and payable upon demand or on such other terms as you require to the extent permitted by law.

S. AUTHORITY TO PERFORM. I authorize you to do anything you deem reasonably necessary to protect the Property, and perfect and continue your security interest in the Property. If I fail to perform any of my duties under this Agreement or any other Loan Document, you are authorized, without notice to me, to perform the duties or cause them to be performed.

These authorizations include, but are not limited to, permission to:

A.     pay and discharge taxes, liens, security interests or other encumbrances at any time levied or placed on the Property,

B.     pay any rents or other charges under any lease affecting the Property.

C.     order and pay for the repair, maintenance and preservation of the Property,

D.     file any financing statements on my behalf and pay for filing and recording fees pertaining to the Property.

E.     place a note on any chattel paper indicating your interest in the Property.

F.     take any action you feel necessary to realize on the Property, including performing any part of a contract or endorsing it in my name.

G.     handle any suits or other proceedings involving the Property in my name.

H.     prepare, file, and sign my name to any necessary reports or accountings.

I.    make an entry on my books and records showing the existence of this Agreement.

If you perform for me, you will use reasonable care. If you exercise the care and follow the procedures that you generally apply to the collection of obligations owed to you, you will be deemed to be using reasonable care. Reasonable care will not include: any steps necessary to preserve rights against prior parties; the duty to send notices, perform services or take any other action in connection with the management of the Property; or the duty to protect, preserve or maintain any security interest. given to others by me or other parties. Your authorization to perform for me will not create an obligation to perform and your failure to perform will not preclude you from exercising any other rights under the law or this Agreement. All cash and non-cash proceeds of the Property may be applied by you only upon your actual receipt of cash proceeds against such of the Secured Debts, matured or unmatured, as you determine in your sole discretion.

If you come into actual or constructive possession of the Property, you will preserve and protect the Property. For purposes of this paragraph, you will be in actual possession of the Property only when you have physical, immediate and exclusive control over the Property and you have affirmatively accepted that control. You will be in constructive possession of the Property only when you have both the power and the intent to exercise control over the Property.

9. DEFAULT. I will be in default if any of the following occur:

A.     Payments. I fail to make a payment in full when due.

B.     Insolvency or Bankruptcy. The death, dissolution or insolvency of, appointment of a receiver by or on behalf of, application of any debtor relief law, the assignment for the benefit of creditors by or on behalf of, the voluntary or involuntary termination of existence by, or the commencement of any proceeding under any present or future federal or state insolvency, bankruptcy, reorganization, composition or debtor relief law by or against me, Obligor, or any co-signer, endorser, surety or guarantor of this Agreement or any other obligations Obligor has with you.

C.     Business Termination. I merge, dissolve, reorganize, end my business or existence, or a partner or majority owner dies or is declared legally incompetent.

D.     Failure to Perform, I fail to perform any condition or to keep any promise or covenant of this Agreement.

E.     Other Documents, A default occurs under the terms of any other Loan Document.

F.     Other Agreements. I am in default on any other debt or agreement I have with you.

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Texas Security Agreement
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G.     Misrepresentation. I make any verbal or written statement or provide any financial information that is untrue, inaccurate, or conceals a material fact at the time it is made or provided.

H.     Judgment. I fail to satisfy or appeal any judgment against me.

I.      Forfeiture, The Property is used in a manner or for a purpose that threatens confiscation by a legal authority.

J.      Name Change. I change my name or assume an additional name without notifying you before making such a change.

K.     Property Transfer. I transfer all or a substantial part of my money or property.

L.     Property Value. You determine in good faith that the value of the Property has declined or is impaired.

M.    Material Change. Without first notifying you, there is a material change in my business, including ownership, management, and financial conditions.

N.     Insecurity. You determine in good faith that a material adverse change has occurred in my financial condition from the conditions set forth in my most recent financial statement before the date of this Agreement or that the prospect for payment or performance of the Secured Debts is impaired for any reason.

10. DUE ON SALE OR ENCUMBRANCE. You may, at your option, declare the entire balance of this Agreement to be immediately due and payable upon the creation of, or contract for the creation of, any lien, encumbrance, transfer or sale of all or any part of the Property. This right is subject to the restrictions imposed by federal law (12 C.F.R. 5911, as applicable.

11. REMEDIES. After I default, you may at your option do any one or more of the following.

A.     Acceleration. You may make all or any part of the amount owing by the terms of the Secured Debts immediately due.

B.     Sources. You may use any and all remedies you have under state or federal law or in any Loan Document.

C.     Insurance Benefits. You may make a claim for any and all insurance benefits or refunds that may be available on my default.

D.     Payments Made On My Behalf. Amounts advanced on my behalf will be immediately due and may be added to the Secured Debts.

E.      Assembly of Property. You may require me to gather the Property and make it available to you in a reasonable fashion.

F.      Repossession. You may repossess the Property so long as the repossession does not involve a breach of the peace. You may sell, lease or otherwise dispose of the Property as provided by law. You may apply what you receive from the disposition of the Property to your expenses, your attorneys' fees and legal expenses (where not prohibited by law), and any debt 1 owe you. If what you receive from the disposition of the Property does not satisfy the debt, I will be liable for the deficiency (where permitted by law), In some cases, you may keep the Property to satisfy the debt,

Where a notice is required, I agree that ten days prior written notice sent by first class mail to my address listed in this Agreement will be reasonable notice to me under the Texas Uniform Commercial Code. If the Property is perishable or threatens to decline speedily in value, you may, without notice to me, dispose of any or all of the Property in a commercially reasonable manner at my expense following any commercially reasonable preparation or processing.

If any items not otherwise subject to this Agreement are contained in the Property when you take possession, you may hold these items for me at my risk and you will not be liable for taking possession of them.

G.     Use and Operation. You may enter upon my premises and take possession of all or any part of my property for the purpose of preserving the Property or its value, so long as you do not breach the peace. You may use and operate my property for the length of time you feel is necessary to protect your interest, all without payment or compensation to me.

H.     Waiver. By choosing any one or more of these remedies you do not give up your right to use any other remedy. You do not waive a default if you choose not to use a remedy. By electing not to use any remedy, you do not waive your right to later consider the event a default and to use any remedies if the default continues or occurs again.

12. WAIVER OF CLAIMS. I waive all claims for loss or damage caused by your acts or omissions where you acted reasonably and in good faith.

13. PERFECTION OF SECURITY INTEREST AND COSTS. I authorize you to file a financing statement covering the Property. will comply with, facilitate, and otherwise assist you in connection with obtaining perfection or control over the Property for purposes of perfecting your security interest under the Uniform Commercial Code. I agree to pay all taxes, fees and costs you pay or incur in connection with preparing, filing or recording any financing statements or other security interest filings on the Property. I agree to pay all actual costs of terminating your security interest.

14. APPLICABLE LAW. This Agreement is governed by the laws of Texas, the United States of America, and to the extent required, by the laws of the jurisdiction where the Property is located, except to the extent such state laws are preempted by federal law, In the event of a dispute, the exclusive forum, venue and place of jurisdiction will be in Texas, unless otherwise required by law.

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Texas Security Agreement
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15. JOINT AND INDIVIDUAL LIABILITY AND SUCCESSORS. Each Debtor's obligations under this Agreement are independent of the obligations of any other Debtor. You may sue each Debtor individually or together with any other Debtor. You may release any part of the Property and I will still be obligated under this Agreement for the remaining Property, Debtor agrees that you and any party to this Agreement may extend, modify or make any change in the terms of this Agreement or any evidence of debt without Debtor's consent. Such a change will not release Debtor from the terms of this Agreement. If you assign any of the Secured Debts, you may assign all or any part of this Agreement without notice to me or my consent, and this Agreement will inure to the benefit of your assignee to the extent of such assignment. You will continue to have the unimpaired right to enforce this Agreement as to any of the Secured Debts that are not assigned. This Agreement shall inure to the benefit of and be enforceable by you and your successors and assigns and any other person to whom you may grant an interest in the Secured Debts and shall be binding upon and enforceable against me and my personal representatives, successors, heirs and assigns.

16, AMENDMENT, INTEGRATION AND SEVERABILITY. This Agreement may not be amended or modified by oral agreement. No amendment or modification of this Agreement is effective unless made in writing and executed by you and me, This Agreement and the other Loan Documents are the complete and final expression of the understanding between you and me, If any provision of this Agreement is unenforceable, then the unenforceable provision will be severed and the remaining provisions will still be enforceable.

17.  INTERPRETATION. Whenever used, the singular includes the plural and the plural includes the singular. The section headings are for convenience only and are not to be used to interpret or define the terms of this Agreement.

18.  NOTICE, FINANCIAL REPORTS AND ADDITIONAL DOCUMENTS. Unless otherwise required by law, any notice will be given by delivering it or mailing it by first class mail to the appropriate party's address listed in the DATE AND PARTIES section, or to any other address designated in writing. Notice to one Debtor will be deemed to be notice to all Debtors, 1 will inform you in writing of any change in my name, address or other application information. I will provide you any financial statement or information you request. All financial statements and information l give you will be correct and complete. I agree to sign, deliver, and file any additional documents or certifications that you may consider necessary to perfect, continue, and preserve my obligations under this Agreement and to confirm your lien status on any Property. Time is of the essence.

19.  WAIVER OF JURY TRIAL. All of the parties to this Agreement knowingly and intentionally, irrevocably and unconditionally, waive any and all right to a trial by jury in any litigation arising out of or concerning this Agreement or any other Loan Document or related obligation. All of these parties acknowledge that this section has either been brought to the attention of each party's legal counsel or that each party had the opportunity to do so.

THIS WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND, TO THE EXTENT PERMITTED BY LAW, MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.
THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

First Surgical Woodlands, L,P.
Texas Security Agreement
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SIGNATURES. By signing, I agree to the terms contained in this Agreement. I also acknowledge receipt of a copy of this Agreement.

DEBTOR:

By First Surgical Partners, L.L.C., Its General Partner

By	/s/ Anthony Rotondo	Date	10/9/09
Anthony Rotondo, Member

By	/s/ Jacobo Varon	Date	10/9/09
Jacobo Varon, Member

SECURED PARTY:

First Surgical Woodlands, L.P.

The Bank of River Oaks

By:	Date
Mark D. Troth, President

First Surgical Woodlands, L,P.
Texas Security Agreement
TX/4KMATTINS00000000000212036091609N	Wolters Kluwer Financial Services ©1996, 2009 Bankers Systems”’	Page 6

DATE AND PARTIES. The date of this Security Agreement (Agreement) is September 18, 2009. The parties and their addresses are:

SECURED PARTY:

THE BANK OF RIVER OAKS 2929
Kirby Drive
P.O. Box 131002
Houston, TX 77098

DEBTOR:
FIRST SURGICAL WOODLANDS, L.P.
a Texas Limited Partnership
111 Vision Park Blvd., Suite 200 Conroe, TX 77384

The pronouns "you" and "your" refer to the Secured Party, The pronouns "l," "me" and "my" refer to each person or entity signing this Agreement as Debtor and agreeing to give the Property described in this Agreement as security for the Secured Debts,

1. SECURED DEBTS. The term "Secured Debts" includes and this Agreement will secure each of the following:

A.     Specific Debts. The following debts and all extensions, renewals, refinancings, modifications and replacements. A promissory note or other agreement, No. 501337, dated September 18, 2009, from me to you, in the amount of $250,000.00. This loan is cross-pledged to Loan #501336 in the original principal amount of $1,300,000.00 dated September 18, 2009

B.     All Debts. All present and future debts from me to you, even if this Agreement is not specifically referenced, the future debts are also secured by other collateral, or if the future debt is unrelated to or of a different type than this debt. If more than one person signs this Agreement, each agrees that it will secure debts incurred either individually or with others who may not sign this Agreement. Nothing in this Agreement constitutes a commitment to make additional or future loans or advances. Any such commitment must be in writing.

This Agreement will not secure any debt for which you fail to give any required notice of the right of rescission.' This Agreement will not secure any debt for which a non-possessory, non-purchase money security interest is created in "household goods" in connection with a "consumer loan," as those terms are defined by federal law governing unfair and deceptive credit practices. In addition, this Agreement will not secure any other debt if, as a result, the other debt would become subject to Section 670 of the John Warner National Defense Authorization Act for Fiscal Year 2007.

C.     Sums Advanced. All sums advanced and expenses incurred by you under the terms of this Agreement. Loan Documents refer to all the documents executed in connection with the Secured Debts.

2. SECURITY INTEREST. To secure the payment and performance of the Secured Debts, I give you a security interest in all of the Property described in this Agreement that I own or have sufficient rights in which to transfer an interest, now or in the future, wherever the Property is or will be located, and all proceeds and products from the Property (including, but not limited to, all parts, accessories, repairs, replacements, improvements, and accessions to the Property). Property is all the collateral given as security for the Secured Debts and described in this Agreement, and includes all obligations that support the payment or performance of the Property. "Proceeds" includes anything acquired upon the sale, lease, license, exchange, or other disposition of the Property; any rights and claims arising from the Property; and any collections and distributions on account of the Property.

This Agreement remains in effect until terminated in writing, even if the Secured Debts are paid and you are no longer obligated to advance funds to me under any loan or credit agreement,

3. PROPERTY DESCRIPTION. The Property is described as follows:

A. Accounts and Other Rights to Payment. All rights I have now or in the future to payments including, but not limited to, payment for property or services sold, leased, rented, licensed, or assigned, whether or not I have earned such payment by performance. This includes any rights and interests (including all liens and security interests) which i may have by law or agreement against any Account Debtor or obligor of mine.

WARRANTIES AND REPRESENTATIONS. I make to you the following warranties and representations which will continue as long as this Agreement is in effect:

First Surgical Woodlands, L,P.
Texas Security Agreement
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SECURITY AGREEMENT

A.     Power. I am duly organized, and validly existing and in good standing in all jurisdictions in which I operate. I have the power and authority to enter into this transaction and to carry on my business or activity as it is now being conducted and, as applicable, am qualified to do so in each jurisdiction in which I operate.

B.     Authority, The execution, delivery and performance of this Agreement and the obligation evidenced by this Agreement are within my powers, have been duly authorized, have received all necessary governmental approval, will not violate any provision of law, or order of court or governmental agency, and will not violate any agreement to which 1 am a party or to which I am or any of my property is subject.

C.     Name and Location. My name indicated in the DATE AND PARTIES section is my exact legal name. 1 am an entity organized and registered under the laws of Texas. I will provide verification of registration and location upon your request. I will provide you with at least 30 days notice prior to any change in my name, address, or state of organization or registration,

D.     Business Name. Other than previously disclosed in writing to you I have not changed my name or principal place of business within the last 10 years and have not used any other trade or fictitious name. Without your prior written consent, I do not and will not use any other name and will preserve my existing name, trade names and franchises.

E.     Ownership of Property. I represent that I own all of the Property. Your claim to the Property is ahead of the claims of any other creditor, except as disclosed in writing to you prior to any advance on the Secured Debts. I represent that I am the original owner of the Property and, if I am not, that 1 have provided you with a list of prior owners of the Property.

5. DUTIES TOWARD PROPERTY.

A.     Protection of Secured Party's Interest. I will defend the Property against any other claim, I agree to do whatever you require to protect your security interest and to keep your claim in the Property ahead of the claims of other creditors. I will not do anything to harm your position.

I will keep books, records and accounts about the Property and my business in general. I will let you examine these and make copies at any reasonable time. I will prepare any report or accounting you request which deals with the Property.

B.     Use, Location, and Protection of the Property. I will keep the Property in my possession and in good repair. I will use it only for commercial purposes. I will not change this specified use without your prior written consent. You have the right of reasonable access to inspect the Property and I will immediately inform you of any loss or damage to the Property. I will not cause or permit waste to the Property.

1 will keep the Property at my address listed in the DATE AND PARTIES section unless we agree I may keep it at another location. If the Property is to be used in other states, I will give you a list of those states. The location of the Property is given to aid in the identification of the Property. It does not in any way limit the scope of the security interest granted to you. I will notify you in writing and obtain your prior written consent to any change in location of any of the Property. I will not use the Property in violation of any law. I will notify you in writing prior to any change in my address, name or, if an organization, any change in my identity or structure.

Until the Secured Debts are fully paid and this Agreement is terminated, I will not grant a security interest in any of the Property without your prior written consent. I will pay all taxes and assessments levied or assessed against me or the Property and provide timely proof of payment of these taxes and assessments upon request,

C.     Selling, Leasing or Encumbering the Property. I will not sell, offer to sell, lease, or otherwise transfer or encumber the Property without your prior written permission. Any disposition of the Property contrary to this Agreement will violate your rights. Your permission to sell the Property may be reasonably withheld without regard to the creditworthiness of any buyer or transferee. I will not permit the Property to be the subject of any court order affecting my rights to the Property in any action by anyone other than you. If the Property includes chattel paper or instruments, either as original collateral or as proceeds of the Property, I will note your security interest on the face of the chattel paper or instruments.

D.     Additional Duties Specific to Accounts. I will not settle any Account for less than its full value without your written permission. Until you tell me otherwise, I will collect all Accounts in the ordinary course of business. I will not dispose of the Accounts by assignment without your prior written consent. I will keep the proceeds from all the Accounts and any goods which are returned to me or which I take back. I will not commingle them with any of my other property. I will deliver the Accounts to you at your request. If you ask me to pay you the full price on any returned items or items retaken by me, I will do so. I will make no material change in the terms of any Account, and I will give you any statements, reports, certificates, lists of Account Debtors {showing names, addresses and amounts owing), invoices applicable to each Account, and other data in any way pertaining to the Accounts as you may request.

6. COLLECTION RIGHTS OF THE SECURED PARTY. Account Debtor means the person who is obligated on an account, chattel paper, or general intangible. I authorize you to notify my Account Debtors of your security interest and to deal with the Account Debtors' obligations at your discretion. You may enforce the obligations of an Account Debtor, exercising any of my rights with respect to the Account Debtors' obligations to make payment or otherwise render performance to me, including the enforcement of any security interest that secures such obligations. You may apply proceeds received from the Account Debtors to the Secured Debts or you may release such proceeds to me.

First Surgical Woodlands, L.P.
Texas Security Agreement
TX/4K MATTINS00000000000212036091509N	Wolters Kluwer Financial Services ®1 996, 2009 Bankers Systems”’,	Page 1

DATE AND PARTIES. The date of this Security Agreement (Agreement) is September 18, 2009. The parties and their addresses are:

SECURED PARTY:

THE BANK OF RIVER OAKS
2929 Kirby Drive
P.O. Box 131002
Houston, TX 77098

DEBTOR:

FIRST SURGICAL WOODLANDS, L.P.
a Texas Limited Partnership
111 Vision Park Blvd., Suite 200
Conroe, TX 77384

The pronouns "you" and "your" refer to the Secured Party. The pronouns "I," "me" and "my" refer to each person or entity signing this Agreement as Debtor and agreeing to give the Property described in this Agreement as security for the Secured Debts.

1. SECURED DEBTS, The term "Secured Debts" includes and this Agreement will secure each of the following:

A.      Specific Debts. The following debts and all extensions, renewals, refinancings, modifications and replacements. A promissory note or other agreement, No, 501336, dated September 18, 2009, from me to you, in the amount of $1,300,000.00, This loan is crosspledged to Loan #501337 in the original principal amount of $250,000.00 dated September 18, 2009

B.     All Debts. All present and future debts from me to you, even if this Agreement is not specifically referenced, the future debts are also secured by other collateral, or if the future debt is unrelated to or of a different type than this debt. If more than one person signs this Agreement, each agrees that it will secure debts incurred either individually or with others who may not sign this Agreement. Nothing in this Agreement constitutes a commitment to make additional or future loans or advances, Any such commitment must be in writing.

This Agreement will not secure any debt for which you fail to give any required notice of the right of rescission, This Agreement will not secure any debt for which a non-possessory, non-purchase money security interest is created in "household goods" in connection with a "consumer loan," as those terms are defined by federal law governing unfair and deceptive credit practices. In addition, this Agreement will not secure any other debt if, as a result, the other debt would become subject to Section 670 of the John Warner National Defense Authorization Act for Fiscal Year 2007,

C.     Sums Advanced. All sums advanced and expenses incurred by you under the terms of this Agreement, Loan Documents refer to all the documents executed in connection with the Secured Debts.

2. SECURITY INTEREST. To secure the payment and performance of the Secured Debts, I give you a security interest in all of the Property described in this Agreement that I own or have sufficient rights in which to transfer an interest, now or in the future, wherever the Property is or will be located, and all proceeds and products from the Property (including, but not limited to, all parts, accessories, repairs, replacements, improvements, and accessions to the Property). Property is all the collateral given as security for the Secured Debts and described in this Agreement, and includes all obligations that support the payment or performance of the Property. "Proceeds" includes anything acquired upon the sale, lease, license, exchange, or other disposition of the Property; any rights and claims arising from the Property; and any collections and distributions on account of the Property.

This Agreement remains in effect until terminated in writing, even if the Secured Debts are paid and you are no longer obligated to advance funds to me under any loan or credit agreement.

3. PROPERTY DESCRIPTION. The Property is described as follows:

A. Accounts and Other Rights to Payment. All rights I have now or in the future to payments including, but not limited to, payment for property or services sold, leased, rented, licensed, or assigned, whether or not I have earned such payment by performance, This includes any rights and interests (including all liens and security interests) which I may have by law or agreement against any Account Debtor or obligor of mine,

4. WARRANTIES AND REPRESENTATIONS. I make to you the following warranties and representations which will continue as long as this Agreement is in effect:

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A.     Power. I am duly organized, and validly existing and in good standing in all jurisdictions in which I operate. I have the power and authority to enter into this transaction and to carry on my business or activity as it is now being conducted and, as applicable, am qualified to do so in each jurisdiction in which I operate.

B.     Authority. The execution, delivery and performance of this Agreement and the obligation evidenced by this Agreement are within my powers, have been duly authorized, have received all necessary governmental approval, will not violate any provision of law, or order of court or governmental agency, and will not violate any agreement to which I am a party or to which I am or any of my property is subject,

C.     Name and Location. My name indicated in the DATE AND PARTIES section is my exact legal name. I am an entity organized and registered under the laws of Texas. 1 will provide verification of registration and location upon your request. I will provide you with at least 30 days notice prior to, any change in my name, address, or state of organization or registration.

D.     Business Name. Other than previously disclosed in writing to you I have not changed my name or principal place of business within the last 10 years and have not used any other trade or fictitious name. Without your prior written consent, I do not and will not use any other name and will preserve my existing name, trade names and franchises.

E.     Ownership of Property. I represent that I own all of the Property. Your claim to the Property is ahead of the claims of any other creditor, except as disclosed in writing to you prior to any advance on the Secured Debts. I represent that I am the original owner of the Property and, if I am not, that I have provided you with a list of prior owners of the Property.

5. DUTIES TOWARD PROPERTY.

A. Protection of Secured Party's Interest. I will defend the Property against any other claim, I agree to do whatever you require to protect your security interest and to keep your claim in the Property ahead of the claims of other creditors. I will not do anything to harm your position.

I will keep books, records and accounts about the Property and my business in general, I will let you examine these and make copies at any reasonable time. I will prepare any report or accounting you request which deals with the Property.

B, Use, Location, and Protection of the Property. I will keep the Property in my possession and in good repair. I will use it only for commercial purposes. I will not change this specified use without your prior written consent. You have the right of reasonable access to inspect the Property and I will immediately inform you of any loss or damage to the Property. I will not cause or permit waste to the Property.

I will keep the Property at my address listed in the DATE AND PARTIES section unless we agree I may keep it at another location. If the Property is to be used in other states, I will give you a list of those states. The location of the Property is given to aid in the identification of the Property. It does not in any way limit the scope of the security interest granted to you. I will notify you in writing and obtain your prior written consent to any change in location of any of the Property. I will not use the Property in violation of any law, I will notify you in writing prior to any change in my address, name or, if an organization, any change in my identity or structure,

Until the Secured Debts are fully paid and this Agreement is terminated, I will not grant a security interest in any of the Property without your prior written consent. I will pay all taxes and assessments levied or assessed against me or the Property and provide timely proof of payment of these taxes and assessments upon request.

C.     Selling, Leasing or Encumbering the Property. I will not sell, offer to sell, lease, or otherwise transfer or encumber the Property without your prior written permission. Any disposition of the Property contrary to this Agreement will violate your rights. Your permission to sell the Property may be reasonably withheld without regard to the creditworthiness of any buyer or transferee. I will not permit the Property to be the subject of any court order affecting my rights to the Property in any action by anyone other than you. If the Property includes chattel paper or instruments, either as original collateral or as proceeds of the Property, I will note your security interest on the face of the chattel paper or instruments,

D.     Additional Duties Specific to Accounts. I will not settle any Account for less than its full value without your written permission. Until you tell me otherwise, I will collect all Accounts in the ordinary course of business. I will not dispose of the Accounts by assignment without your prior written consent. I will keep the proceeds from all the Accounts and any goods which are returned to me or which I take back. I will not commingle them with any of my other property. I will deliver the Accounts to you at your request. If you ask me to pay you the full price on any returned items or items retaken by me, I will do so. I will make no material change in the terms of any Account, and I will give you any statements, reports, certificates, lists of Account Debtors (showing names, addresses and amounts owing), invoices applicable to each Account, and other data in any way pertaining to the Accounts as you may request,

6, COLLECTION RIGHTS OF THE SECURED PARTY. Account Debtor means the person who is obligated on an account, chattel paper, or general intangible. I authorize you to notify my Account Debtors of your security interest and to deal with the Account Debtors' obligations at your discretion. You may enforce the obligations of an Account Debtor, exercising any of my rights with respect to the Account Debtors' obligations to make payment or otherwise render performance to me, including the enforcement of any security interest that secures •such obligations. You may apply proceeds received from the Account Debtors to the Secured Debts or you may release such proceeds to me.

First Surgical Woodlands, L.P.
Texas Security Agreement Wolters Kluwer Financial Services ©1996, 2009 Bankers SystemsT.	Page 3
TX/4KMATTINS00000000000212036091509N

I specifically and irrevocably authorize you to exercise any of the following powers at my expense, without limitation, until the Secured Debts are paid in full:

A.     demand payment and enforce collection from any Account Debtor or Obligor by suit or otherwise.

B.     enforce any security interest, lien or encumbrance given to secure the payment or performance of any Account Debtor or any obligation constituting Property.

C.     file proofs of claim or similar documents in the event of bankruptcy, insolvency or death of any person obligated as an Account Debtor.

D.     compromise, release, extend, or exchange any indebtedness of an Account Debtor.

E.     take control of any proceeds of the Account Debtors' obligations and any returned or repossessed goods.

F.     endorse all payments by any Account Debtor which may come into your possession as payable to me.

G.     deal in all respects as the holder and owner of the Account Debtors' obligations.

7. AUTHORITY TO PERFORM. I authorize you to do anything you deem reasonably necessary to protect the Property, and perfect and continue your security interest in the Property. If I fail to perform any of my duties under this Agreement or any other Loan Document, you are authorized, without notice to me, to perform the duties or cause them to be performed.

These authorizations include, but are not limited to, permission to:

A.     pay and discharge taxes, liens, security interests or other encumbrances at any time levied or placed on the Property.

B.     pay any rents or other charges under any lease affecting the Property.

C, order and pay for the repair, maintenance and preservation of the Property.

D.     file any financing statements on my behalf and pay for filing and recording fees pertaining to the Property.

E.     place a note on any chattel paper indicating your interest in the Property.

F.     take any action you feel necessary to realize on the Property, including performing any part of a contract or endorsing it in my name,

G.     handle any suits or other proceedings involving the Property in my name.

H.     prepare, file, and sign my name to any necessary reports or accountings.

I.    make an entry on my books and records showing the existence of this Agreement.

J.     notify any Account Debtor of your interest in the Property and tell the Account Debtor to make payments to you or someone else you name.

If you perform for me, you will use reasonable care. If you exercise the care and follow the procedures that you generally apply to the collection of obligations owed to you, you will be deemed to be using reasonable care. Reasonable care will not include: any steps necessary to preserve rights against prior parties; the duty to send notices, perform services or take any other action in connection with the management of the Property; or the duty to protect, preserve or maintain any security interest given to others by me or other parties. Your authorization to perform for me will not create an obligation to perform and your failure to perform will not preclude you from exercising any other rights under the law or this Agreement. All cash and non-cash proceeds of the Property may be applied by you only upon your actual receipt of cash proceeds against such of the Secured Debts, matured or unmatured, as you determine in your sole discretion.

If you come into actual or constructive possession of the Property, you will preserve and protect the Property, For purposes of this paragraph, you will be in actual possession of the Property only when you have physical, immediate and exclusive control over the Property and you have affirmatively accepted that control. You will be in constructive possession of the Property only when you have both the power and the intent to exercise control over the Property.

8. DEFAULT. I will be in default if any of the following occur:

A.     Payments. I fail to make a payment in full when due.

B.     Insolvency or Bankruptcy. The death, dissolution or insolvency of, appointment of a receiver by or on behalf of, application of any debtor relief law, the assignment for the benefit of creditors by or on behalf of, the voluntary or involuntary -termination of existence by, or the commencement of any proceeding under any present or future federal or state insolvency, bankruptcy, reorganization, composition or debtor relief law by or against me, Obligor, or any co-signer, endorser, surety or guarantor of this Agreement or any other obligations Obligor has with you.

C.     Business Termination. I merge, dissolve, reorganize, end my business or existence, or a partner or majority owner dies or is declared legally incompetent.

D.     Failure to Perform. I fail to perform any condition or to keep any promise or covenant of this Agreement,

E.     Other Documents. A default occurs under the terms of any other Loan Document.

F.     Other Agreements. I am in default on any other debt or agreement I have with you

First Surgical Woodlands, L.P.
Texas Security Agreement Wolters Kluwer Financial Services ©1996, 2009 Bankers SystemsT.	Page 4
TX/4KMATTINS00000000000212036091509N

G, Misrepresentation. I make any verbal or written statement or provide any financial information that is untrue, inaccurate, or conceals a material fact at the time it is made or provided.

H.     Judgment. I fail to satisfy or appeal any judgment against me.

I.     Forfeiture. The Property is used in a manner or for a purpose that threatens confiscation by a legal authority.

J.    Name Change. I change my name or assume an additional name without notifying you before making such a change.

K.     Property Transfer. I transfer all or a substantial part of my money or property, Property Value. You determine in good faith that the value of the Property has declined or is impaired,

M.     Material Change. Without first notifying you, there is a material change in my business, including ownership, management, and financial conditions.

N.     Insecurity. You determine in good faith that a material adverse change has occurred in my financial condition from the conditions set forth in my most recent financial statement before the date of this Agreement or that the prospect for payment or performance of the Secured Debts is impaired for any reason.

9. DUE ON SALE OR ENCUMBRANCE. You may, at your option, declare the entire balance of this Agreement to be immediately due and payable upon the creation of, or contract for the creation of, any lien, encumbrance, transfer or sale of all or any part of the Property, This right is subject to the restrictions imposed by federal law (12 C.F.R. 591), as applicable.

10. REMEDIES. After I default, you may at your option do any one or more of the following.

A.     Acceleration. You may make all or any part of the amount owing by the terms of the Secured Debts immediately due.

B.     Sources. You may use any and all remedies you have under state or federal law or in any Loan Document.

C, Insurance Benefits. You may make a claim for any and all insurance benefits or refunds that may be available on my default,

D.     Payments Made On My Behalf. Amounts advanced on my behalf will be immediately due and may be added to the Secured Debts.

E.     Assembly of Property. You may require me to gather the Property and make it available to you in a reasonable fashion.

F.     Repossession. You may repossess the Property so long as the repossession does not involve a breach of the peace. You may sell, lease or otherwise dispose of the Property as provided by law. You may apply what you receive from the disposition of the Property to your expenses, your attorneys' fees and legal expenses (where not prohibited by law), and any debt I owe you. If what you receive from the disposition of the Property does not satisfy the debt, I will be liable for the deficiency (where permitted by law). In some cases, you may keep the Property to satisfy the debt.

Where a notice is required, I agree that ten days prior written notice sent by first class mail to my address listed in this Agreement will be reasonable notice to me under the Texas Uniform Commercial Code. If the Property is perishable or threatens to decline speedily in value, you may, without notice to me, dispose of any or all of the Property in a commercially reasonable manner at my expense following any commercially reasonable preparation or processing.

If any items not otherwise subject to this Agreement are contained in the Property when you take possession, you may hold these items for me at my risk and you will not be liable for taking possession of them.

G.     Use and Operation. You may enter upon my premises and take possession of all or any part of my property for the purpose of preserving the Property or its value, so long as you do not breach the peace. You may use and operate my property for the length of time you feel is necessary to protect your interest, all without payment or compensation to me.

H.     Waiver. By choosing any one or more of these remedies you do not give up your right to use any other remedy, You do not waive a default if you choose not to use a remedy, By electing not to use any remedy, you do not waive your right to later consider the event a default and to use any remedies if the default continues or occurs again,

11. WAIVER OF CLAIMS. I waive all claims for loss or damage caused by your acts or omissions where you acted reasonably and in good faith.

12. PERFECTION OF SECURITY INTEREST AND COSTS. I authorize you to file a financing statement covering the Property. I will comply with, facilitate, and otherwise assist you in connection with obtaining perfection or control over the Property for purposes of perfecting your security interest under the Uniform Commercial Code. I agree to pay all taxes, fees and costs you pay or incur in connection with preparing, filing or recording any financing statements or other security interest filings on the Property. I agree to pay all actual costs of terminating your security interest.

13. APPLICABLE LAW. This Agreement is governed by the laws of Texas, the United States of America, and to the extent required, by the laws of the jurisdiction where the Property is located, except to the extent such state laws are preempted by federal law. In the event of a dispute, the exclusive forum, venue and place of jurisdiction will be in Texas, unless otherwise required by law.

First Surgical Woodlands, L.P.
Texas Security Agreement Wolters Kluwer Financial Services ©1996, 2009 Bankers SystemsT.	Page 5
TX/4KMATTINS00000000000212036091509N

14,       JOINT AND INDIVIDUAL LIABILITY AND SUCCESSORS. Each Debtor's obligations under this Agreement are independent of the obligations of any other Debtor. You may sue each Debtor individually or together with any other Debtor. You may release any part of the Property and I will still be obligated under this Agreement for the remaining Property. Debtor agrees that you and any party to this Agreement may extend, modify or make any change in the terms of this Agreement or any evidence of debt without Debtor's consent. Such a change will not release Debtor from the terms of this Agreement. If you assign any of the Secured Debts, you may assign all or any part of this Agreement without notice to me or my consent, and this Agreement will inure to the benefit of your assignee to the extent of such assignment. You will continue to have the unimpaired right to enforce this Agreement as to any of the Secured Debts that are not assigned. This Agreement shall inure to the benefit of and be enforceable by you and your successors and assigns and any other person to whom you may grant an interest in the Secured Debts and shall be binding upon and enforceable against me and my personal representatives, successors, heirs and assigns.

15,       AMENDMENT, INTEGRATION AND SEVERABILITY. This Agreement may not be amended or modified by oral agreement. No amendment or modification of this Agreement is effective unless made in writing and executed by you and me. This Agreement and the other Loan Documents are the complete and final expression of the understanding between you and me, If any provision of this Agreement is unenforceable, then the unenforceable provision will be severed and the remaining provisions will still be enforceable.

16.       INTERPRETATION. Whenever used, the singular includes the plural and the plural includes the singular. The section headings are for convenience only and are not to be used to interpret or define the terms of this Agreement.

17.       NOTICE, FINANCIAL REPORTS AND ADDITIONAL DOCUMENTS. Unless otherwise required by law, any notice will be given by delivering it or mailing it by first class mail to the appropriate party's address listed in the DATE AND PARTIES section, or to any other address designated in writing. Notice to one Debtor will be deemed to be notice to all Debtors. I will inform you in writing of any change in my name, address or other application information. I will provide you any financial statement or information you request. All financial statements and information I give you will be correct and complete. I agree to sign, deliver, and file any additional documents or certifications that you may consider necessary to perfect, continue, and preserve my obligations under this Agreement and to confirm your lien status on any Property. Time is of the essence,

18.       WAIVER OF JURY TRIAL. All of the parties to this Agreement knowingly and intentionally, irrevocably and unconditionally, waive any and all right to a trial by jury in any litigation arising out of or concerning this. Agreement or any other Loan Document or related obligation. All of these parties acknowledge that this section has either been brought to the attention of each party's legal counsel or that each party had the opportunity to do so.

THIS WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND, TO THE EXTENT PERMITTED BY LAW, MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

First Surgical Woodlands, L.P.
Texas Security Agreement Wolters Kluwer Financial Services ©1996, 2009 Bankers SystemsT.	Page 6
TX/4KMATTINS00000000000212036091509N

SIGNATURES. By signing, I agree to the terms contained in this Agreement I also acknowledge receipt of a copy of this Agreement.

DEBTOR:

First Surgical Woodlands, L.P.

By First Surgical Partners, L.L.C., Its General Perth ,

	By	/s/Tony Rotondo	Date (10/9/09)
Tony Rotondo, Member

	By	/s/Jacob Varon	Date (10/9/09)
Jacob Varon, Member

SECURED PARTY:

The Bank of River Oaks

By	Date
Mark D. Troth, President

First Surgical Woodlands, L.P.
Texas Security Agreement Wolters Kluwer Financial Services ©1996, 2009 Bankers SystemsT.	Page 7
TX/4KMATTINS00000000000212036091509N

KI11111111111111111111111111111

UCC FINANCING STATEMENT
FOLLOW INSTRUCTIONS (front and back) CAREFULLY

A. NAME & PHONE OF CONTACT AT FILER [optional]

C. SEND ACKNOWLEDGMENT TO: (Name and Address)

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1.DEBTOR'S EXACT FULL LEGAL NAME - insert only one debtor name (1a or lb) - do not abbreviate or combine names

la. ORGANIZATION'S NAME

OR First Surgical Woodlands, L.P.
I b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX

lc. MAILING ADDRESS
	CITY	STATE	POSTAL CODE	COUNTRY
111 Vision Park Blvd.. Suite 200	Conroe	TX	77384	USA
Id. TAX ID #: SSN OR EIN ADD'L INFO RE I le. TYPE OF ORGANIZATION ORGANIZATION d Partnership DEBTOR Limited	lf. JURISDICTION OF ORGANIZATION Texas	1g. ORGANIZATIONAL ID #, if any		NONE

2. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME - insert only .ora debtor name (2a or 21)) - do not abbreviate or combine names
2a.ORGANIZATION'S NAME

OR	2a. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX

2c, MAILING ADDRESS		CITY	STATE	POSTAL CODE	COUNTRY

2d. TAX ID #: SSN OR EIN	ADD'L INFO RE I2e. TYPE OF ORGANIZATION ORGANIZATION	21. JURISDICTION OF ORGANIZATION	2g. ORGANIZATIONAL ID #, if any
	DEBTOR				☐ NONE

3. SECURED PARTY'S NAME lor NAME of TOTAL ASSIGNEE of ASSIGNOR SIP} - insert on$y ma, secured party name f3a or 361
3a. ORGANIZATION'S NAME
OR	The Bank of River Oaks
	3b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

		CITY	STATE	COUNTRY

3o. MAILING ADDRESS			POSTAL CODE
2929 Kirby Drive P.O, Box 131002		Houston	TX 77098	USA

4.          This FINANCING STATEMENT covers the following collateral: All of the following which Debtor owns now or in the future, together with all parts, accessories, repairs, replacements, 'improvements, and accessions, and wherever located: EQUIPMENT: Ail equipment including, but not limited to, machinery, vehicles, furniture, fixtures, manufacturing equipment, farm machinery and equipment, shop equipment, office and record keeping equipment, parts, and tools, The property includes any equipment described in a list or schedule Debtor gives to Secured Party, but such a list is not necessary to create or perfect a valid security interest in all of Debtor's equipment. ACCOUNTS AND OTHER RIGHTS TO PAYMENT: All rights to payments, whether or not earned by performance, including, but not limited to, payment for property or services sold, leased, rented, licensed, or assigned. This includes any rights and interests (including all liens) which Debtor may have by law or agreement against any account debtor or obligor of Debtor.

5.           ALTERNATIVE DESIGNATION fir applicable): ☐ LESSEE/LESSOR ☐ CONSIGNEE/CONSIGNOR D BAILEE/BAILOR ☐ ULLERIBUYER ☐ AG. LIEN ☐ NON-UCC FILING 6-,

☐     This FINANCING STATEMENT is to be filed Nor record) for recorded) in the REAL I 7. [ADDITIONAL REQUEST SEARCH REFORM) on Debtorlslt—I

☐ ESTATE RECORDS. Attach Addendum (If applicable] I [ADDITIONAL FEE) !optional) ☐ All Debtors ☐ Debtor 1 ☐ Debter t. OPTIONAL FILER REFERENCE DATA

Bankers Systems, Inc., St. Cloud, MN Form UCC-1-LAZ 5/3012001

AGREEMENT TO PROVIDE INSURANCE

DATE AND PARTIES. The date of this Agreement to Provide Insurance (Agreement) is September 18, 2009. The parties and their addresses are:

OWNER:

FIRST SURGICAL WOODLANDS, L.P. a
Texas Limited Partnership
111 Vision Park Blvd., Suite 200
Conroe, TX 77384

SECURED PARTY:

THE BANK OF RIVER OAKS
2929 Kirby Drive
P.O. Box 131002
Houston, TX 77098

The pronouns "you" and "your" refer to the Secured Party. The pronouns "I," "me" and "my" refer to each person or entity signing this Agreement as Owner.

1. LOAN DESCRIPTION (Loan).

A.     Date. September 18, 2009

B.     Loan Number, 501337

C.     Loan Amount, $250,000.00

2. AGREEMENT TO PROVIDE INSURANCE, As part of my Loan, I agree to do all of the following.

A.     I will insure the Property as listed and with the Coverages shown in the DESCRIPTION OF PROPERTY section.

B.     I will have you named on the policy, with the status listed under the STATUS section.

C.     I will arrange for the insurance company to notify you that the policy is in effect and your status has been noted,

D.     I will pay for this insurance, including any fee for this endorsement.

E.     I will keep the insurance in effect until the Property is no longer subject to your security interest. (I understand that the Property may secure debts in addition to any listed in the LOAN DESCRIPTION section.)

3. DESCRIPTION OF PROPERTY. The Property subject to this Agreement is described as follows, Equipment:

I agree to insure this Property according to the following described risks, amount of coverage, and maximum deductible allowed. I will insure the Property with the coverages necessary to protect the Property from all risks and liability reasonably aspciated with the Pyoperty. The insurable value of this Property is $.00. The term of coverage will be(9/30/09 thru 9/30/10). The maximum deductible allowed is $.00,  INSURANCE COMPANY. The insurance policy covering the Property and the insurance company issuing the policy are as follows:

Policy Number. (EO00000759303)

Insurance Compnay Name, Address, and Phone Number

(Valley Forge Ins Co	Admiral Ins. Co)
(Term 12/26/08 thru 12/26/09	9606 n. Mopac Ste 450)
(Policy #2099844740	Austin, TX 78759)

INSURANCE AGENCY AND AGENT. The Insurance agency through which I have purchased, or intend to purchase, the required insurance is as follows:

Agent Name, Address, and Phone Number: (Cathryne Infante. USI Southwest Three
Memorial City Plaza 840 Gessner, Ste 600. Houston, TX 77024)

First Surgical Woodlands, L.P.
Texas Agreement to Provide Insurance
TX/4KMAT11NS00000000000212033091409N

AUTHORIZATION
by Limited Liability Company

1. ENTITY CERTIFICATIONS, I, Anthony Rotondo, Member of First Surgical Partners, L.L.C., Jacobo Varon, Member of First Surgical Partners, L.L.C. certify that:

  A.     I am designated to act on behalf of First Surgical Partners, L.L.C., Federal Tax Identifying Number 32-0092509 (Limited Liability Company).

  B.     I am authorized and directed to execute an original or a copy of this Authorization to Financial Institution, and anyone else requiring a copy.

  C.     Limited Liability Company is properly formed and validly existing under the laws of Texas and that Limited Liability Company has the power and authority to conduct business and other activities as now being conducted.

  D.     Limited Liability Company has the power and authority to adopt and provide this Authorization and to confer the powers granted in this Authorization; the designated Agents have the power and authority to exercise the actions specified in this Authorization; and Limited Liability Company properly adopted these authorizations and appointed the Agents and me to act on its behalf,

  E.     Limited Liability Company will not use any trade name or fictitious name without Financial Institution's prior written consent and will preserve Limited Liability Company's existing name, trade names, fictitious names and franchises.

  F.     Limited Liability Company will notify Financial Institution before reorganizing, merging, consolidating, recapitalizing, dissolving or otherwise materially changing ownership, management or organizational form, Limited Liability Company will be fully liable for failing to notify Financial Institution of these material changes.

2. GENERAL AUTHORIZATIONS. I certify Limited Liability Company authorizes and agrees that:

  A.     The Bank of River Oaks (Financial Institution) is designated to provide Limited Liability Company the financial accommodations indicated in this Authorization.

  B.     All prior transactions obligating Limited Liability Company to Financial Institution by or on behalf of Limited Liability Company are ratified by execution of this Authorization.

  C.     Any Agent, while acting on behalf of Limited Liability Company, is authorized, subject to any expressed restrictions, to make all other arrangements with Financial Institution which are necessary for the effective exercise of the powers indicated within this Authorization.

  D.     The signatures of the Agents are conclusive evidence of their authority to act on behalf of Limited Liability Company.

  E.     Unless otherwise agreed to in writing, this Authorization replaces any earlier related Authorization and will remain effective until Financial Institution receives and records an express written notice of its revocation, modification or replacement, Any revocation, modification or replacement of this Authorization must be accompanied by documentation, satisfactory to Financial Institution, establishing the authority for the change.

  F.     Limited Liability Company agrees not to combine proceeds from collateral securing any debts owed to Financial Institution with unrelated funds.

  G.     Financial Institution may verify credit history of Limited Liability Company by obtaining a credit report from a credit reporting agency or any other necessary means,

3. SPECIFIC AUTHORIZATIONS. The following persons (Agents) are authorized to act on behalf of Limited Liability Company in fulfilling the purposes of this Authorization:

Name and Title and, If Applicable,	Signature	Facsimile Signature
Representative Entity's Name and
Relationship to Authorizing Entity
	/s/ Anthony Rotondo	/s/ Anthony Rotondo
Anthony Rotondo, Member of First
Surgical Partners, L.L.C.
	/s/ Jacobo Varon	/s/ Jacobo Varon
Jacobo Varon, Member of First Surgical Partners, L.L.C.

Limited Liability Company authorizes and directs the des mated Agents to act, as indicated, o Li ited Liability Company's behalf to:

First Surgical Woodlands, L.P. Texas Authorization

TX/4KMATTINS00000000000212041091509N	Wolters Kluwer Financial Services 'r ;'1996, 2009 Bankers Systems”’	Page 1

  A.     Borrow money or obtain other credit or financial accommodation from Financial Institution on behalf of and in the name of Limited Liability Company on the terms agreed to with Financial Institution. The designated agents may execute and endorse promissory notes, acceptances or other evidences of indebtedness.

This power may only be exercised by Anthony Rotondo and Jacobs Varon and requires 2 authorized signatures.

  B.     Grant a security interest, lien or other encumbrance to Financial Institution in any or all real or personal property that Limited Liability Company now owns or may acquire in the future for the payment or performance of all debts, liabilities and obligations of every type and description owed now or in the future by Limited Liability Company to Financial Institution,

This power may only be exercised by Anthony Rotondo and Jacobo Varon and requires 2 authorized signatures.

  C.     Receive and acknowledge receipt for funds, whether payable to the order of Limited Liability Company or an Agent, without additional certification as to the use of the proceeds.

This power may only be exercised by Anthony Rotondo and Jacobs Varon and requires 2 authorized signatures.

  D.     Periodically amend, restructure, renew, extend, modify, substitute or terminate any agreements or arrangements with Financial Institution that relate to this Authorization.

This power may only be exercised by Anthony Rotondo and Jacobs Varon and requires 2 authorized signatures.

  E.     Execute other agreements that Financial Institution may require, and perform or cause to be performed any further action necessary to carry out the purposes of this Authorization.

This power may only be exercised by Anthony Rotondo and Jacobs Varon and requires 2 authorized signatures.

  F.     Sign or endorse using facsimile signatures adopted by Limited Liability Company. Financial Institution may rely on those facsimile signatures that resemble the specimens within this Authorization or the specimens that Limited Liability Company periodically files with Financial Institution, regardless of by whom or by what means the signatures were affixed,

4. INTERPRETATION. Whenever used, the singular includes the plural and the plural includes the singular, The section headings are for convenience only and are not to be used to interpret or define the terms of this Authorization.

SIGNATURES. By signing, I certify and agree to the terms contained in this Authorization on behalf of Limited Liability Company on September 18, 2009. I also acknowledge receipt of a copy of this Authorization.

AUTHORIZATION'S SIGNER:

First Surgical Partners, L.L.C.

By	/s/ Anthony Rotondo
Anthony Rotondo, Member

By	/s/ Jacobo Varon
Jacobo Varon, Member

Notary or Acknowledgment Here (Optional)

First Surgical Woodlands, L.P. Texas Authorization
TX/4KMATTINS00000000000212041091509N	Wolters Kluwer Financial Services e'1996, 2009 Bankers Systems”’	Page 2

FOR FINANCIAL INSTITUTION USE ONLY

Acct/Loan	Authorization and agreement completed and effective	by
for the Financial Institution.

First Surgical Woodlands, L.P. Texas Authorization
TX/4KMATTINS00000000000212041091509N	Wol ters Kluwer Financial Services 01996, 2009 Bankers Systems ”’	Page 3

1. ENTITY CERTIFICATIONS. I, Anthony Rotondo, Member of First Surgical Partners, L.L.C., Its General Partner of First Surgical Associates-Woodlands, LP, Jacobo Varon, Member of First Surgical Partners, L.L.C,, Its General Partner of First Surgical Associates-Woodlands, LP certify that:

  A.     I am designated to act on behalf of First Surgical Associates-Woodlands, LP, Federal Tax Identifying Number 04-3384272 (Limited Partnership).

  B.     I am authorized and directed to execute an original or a copy of this Authorization to Financial Institution, and anyone else requiring a copy,

  C.     Limited Partnership is properly formed and validly existing under the laws of Texas and that Limited Partnership has the power and authority to conduct business and other activities as now being conducted.

  D.     Limited. Partnership has the power and authority to adopt and provide this Authorization and to confer the powers granted in this Authorization; the designated Agents have the power and authority to exercise the actions specified in this Authorization; and Limited Partnership properly adopted these authorizations and appointed the Agents and me to act on its behalf.

  E.     Limited Partnership will not use any trade name or fictitious name without Financial Institution's prior written consent and will preserve Limited Partnership's existing name, trade names, fictitious names and franchises.

  F.     Limited Partnership will notify Financial Institution before reorganizing, merging, consolidating, recapitalizing, dissolving or otherwise materially changing ownership, management or organizational form. Limited Partnership will be fully liable for failing to notify Financial Institution of these material changes.

2. GENERAL AUTHORIZATIONS. I certify Limited Partnership authorizes and agrees that:

  A.     The Bank of River Oaks (Financial Institution) is designated to provide Limited Partnership the financial accommodations indicated in this Authorization.

  B.     All prior transactions obligating Limited Partnership to Financial Institution by or on behalf of Limited Partnership are ratified by execution of this Authorization.

  C, Any Agent, while acting on behalf of Limited Partnership, is authorized, subject to any expressed restrictions, to make all other arrangements with Financial Institution which are necessary for the effective exercise of the powers indicated within this Authorization.

  D.     The signatures of the Agents are conclusive evidence of their authority to act on behalf of Limited Partnership.

  E.     Unless otherwise agreed to in writing, this Authorization replaces any earlier related Authorization and will remain effective until Financial Institution receives and records an express written notice of its revocation, modification or replacement. Any revocation, modification or replacement of this Authorization must be accompanied by documentation, satisfactory to Financial Institution, establishing the authority for the change.

  F.     Limited Partnership agrees not to combine proceeds from collateral securing any debts owed to Financial Institution with unrelated funds.

  G.     Financial Institution may, verify credit history of Limited Partnership by obtaining a credit report from a credit reporting agency or any other necessary means.

3. SPECIFIC AUTHORIZATIONS. The following persons (Agents) are authorized to act on behalf of Limited Partnership in fulfilling the purposes of this Authorization:

Name and Title and, If Applicable,	Signature	Facsimile Signature
Representative Entity's Name and
Relationship to Authorizing Entity

Anthony Rotondo, Member of First	/s/ Anthony Rotondo	/s/ Anthony Rotondo
Surgical Partners, L.L.C., Its General
Partner, of First Surgical Woodlands,
LP

Jacobo Varon, Member of First Surgical	/s/ Jacobo Varon	/s/ Jacobo Varon
Partners, L.L.C., its General Partner, of
First Surgical Associates-Woodlands, LP

First Surgical Woodlands, L.P. Texas Authorization
TX/5KMATTINS00000000000212041091509N	Wolters Kluwer Financial Services e1996, 2009 Bankers Systems TM	Page 1

Limited Partnership authorizes and directs the designated Agents to act, as indicated, on Limited Partnership's behalf to:

  A.   Borrow money or obtain other credit or financial accommodation from Financial Institution on behalf of and in the name of Limited Partnership on the terms agreed to with Financial Institution. The designated agents may execute and endorse promissory notes, acceptances or other evidences of indebtedness.

This power may only be exercised by First Surgical Partners, L.L.C., Its General Partner and requires one authorized signature.

  B.    Grant a security interest, lien or other encumbrance to Financial Institution in any or all real or personal property that Limited Partnership now owns or may acquire in the future for the payment or performance of all debts, liabilities and obligations of every type and description owed now or in the future by Limited Partnership to Financial Institution.

This power may only be exercised by First Surgical Partners, L.L.C., Its General Partner and requires one authorized signature.

  C.     Receive and acknowledge receipt for funds, whether payable to the order of Limited Partnership or an Agent, without additional certification as to the use of the proceeds.

This power may only be exercised by First Surgical Partners, L.L.C., Its General Partner and requires one authorized signature.

  D.    Periodically amend, restructure, renew, extend, modify, substitute or terminate any agreements or arrangements with Financial Institution that relate to this Authorization.

This power may only be exercised by First Surgical Partners, L.L.C,, Its General Partner and requires one authorized signature,

  E.     Execute other agreements that Financial Institution may require, and perform or cause to be performed any further action necessary to carry out the purposes of this Authorization.

This power may only be exercised by First Surgical Partners, L.L.C., Its General Partner and requires one authorized signature.

  F.     Sign or endorse using facsimile signatures adopted by Limited Partnership. Financial Institution may rely on those facsimile signatures that resemble the specimens within this Authorization or the specimens that Limited Partnership periodically files with Financial Institution, regardless of by whom or by what means the signatures were affixed.

4. INTERPRETATION. Whenever used, the singular includes the plural and the plural includes the singular. The section headings are for convenience only and are not to be used to interpret or define the terms of this Authorization.

SIGNATURES. By signing, I certify and agree to the terms contained in this Authorization on behalf of Limited Partnership on September 18, 2009. I also acknowledge receipt of a copy of this Authorization.

AUTHORIZATION'S SIGNER:

First Surgical Associates-Woodlands, LP

By First Surgical Partners, L.L. ., Its General Partner

By	/s/ Anthony Rotondo
Anthony Rotondo, Member

By	/s/ Jacobo Varon
Jacobo Varon, Member

Notary or Acknowledgment Here (Optional)

First Surgical Woodlands, L,P, Texas Authorization
TX/4KMATTIN500000000000212036091909N	Wolters Kluwer Financial Services e1996, 2009 Bankers SystemsTu	Page 2

FOR FINANCIAL INSTITUTION USE ONLY

Acct/Loan	Authorization and agreement completed and effective	by
for the Financial Institution.

First Surgical Woodlands, L.P. Texas Authorization
TX/4KMATTINS00000000000212036091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers SystemsTM"	Page 3

1. ENTITY CERTIFICATIONS. I, Anthony Rotondo, Member of First Surgical Partners, L,L,C., Its General Partner of First Surgical Woodlands, L.P., Jacobo Varon, Member of First Surgical Partners, L.L.C„ Its General Partner of First Surgical Woodlands, L.P. certify that:

A, I am designated to act on behalf of First Surgical Woodlands, L.P., Federal Tax Identifying Number 20-2153631 (Limited Partnership).

  B.   I am authorized and directed to execute an original or a copy of this Authorization to Financial Institution, and anyone else requiring a copy.

  C.   Limited Partnership is properly formed and validly existing under the laws of Texas and that Limited Partnership has the power and authority to conduct business and other activities as now being conducted.

  D.   Limited Partnership has the power and authority to adopt and provide this Authorization and to confer the powers granted in this Authorization; the designated Agents have the power and authority to exercise the actions specified in this Authorization; and Limited Partnership properly adopted these authorizations and appointed the Agents and me to act on its behalf.

  E.    Limited Partnership will not use any trade name or fictitious name without Financial Institution's prior written consent and will preserve Limited Partnership's existing name, trade names, fictitious names and franchises.

  F.    Limited Partnership will notify Financial institution before reorganizing, merging, consolidating, recapitalizing, dissolving or otherwise materially changing ownership, management or organizational form, Limited Partnership will be fully liable for failing to notify Financial Institution of these material changes.

2. GENERAL AUTHORIZATIONS. I certify Limited Partnership authorizes and agrees that:

  A.   The. Bank of River Oaks (Financial Institution) is designated to provide Limited Partnership the financial accommodations indicated in this Authorization,

  B.    All prior transactions obligating Limited Partnership to Financial Institution by or on behalf of Limited Partnership are ratified by execution of this Authorization.

  C.    Any Agent, while acting on behalf of Limited Partnership, is authorized, subject to any expressed restrictions, to make all other arrangements with Financial Institution which are necessary for the effective exercise of the powers indicated within this Authorization.

  D.   The signatures of the Agents are conclusive evidence of their authority to act on behalf of Limited Partnership.

  E.    Unless otherwise agreed to in writing, this Authorization replaces any earlier related Authorization and will remain effective until Financial Institution receives and records an express written notice of its revocation, modification or replacement. Any revocation, modification or replacement of this Authorization must be accompanied by documentation, satisfactory to Financial Institution, establishing the authority for the change.

  F.    Limited Partnership agrees not to combine proceeds from collateral securing any debts owed to Financial Institution with unrelated funds.

  G.    Financial Institution may verify credit history of Limited Partnership by obtaining a credit report from a credit reporting agency or any other necessary means.

3. SPECIFIC AUTHORIZATIONS. The following persons (Agents) are authorized to act on behalf of Limited Partnership in fulfilling the purposes of this Authorization:

Name and Title and, If Applicable,	Signature	Facsimile Signature
Representative Entity's Name and
Relationship to Authorizing Entity

Anthony Rotondo, Member of First	/s/ Anthony Rotondo	/s/ Anthony Rotondo
Surgical Partners, L.L.C., Its General
Partner, of First Surgical Woodlands,
L.P.

Jacobo Varon, Member of First Surgical	/s/ Jacobo Varon	/s/ Jacobo Varon
Partners, L.L.C., Its General Partner, of
First Surgical Woodlands, L.P.

Fi rst Surgical Woodlands, L.P. Texas Authorization
TX/4KMATTINS00000000000212036091509N	Wolters Kluwer Financial Services ©1996, 2009 Bankers SystemsTM	Page 1

Limited Partnership authorizes and directs the designated Agents to act, as indicated, on Limited Partnership's behalf to:

  A.   Borrow money or obtain other credit or financial accommodation from Financial Institution on behalf of and in the name of Limited Partnership on the terms agreed to with Financial Institution. The designated agents may execute and endorse promissory notes, acceptances or other evidences of indebtedness.

This power may only be exercised by First Surgical Partners, L.L.C., Its General Partner and requires one authorized signature.

  B.   Grant a security interest, lien or other encumbrance to Financial Institution in any or all real or personal property that Limited Partnership now owns or may acquire in the future for the payment or performance of all debts, liabilities and obligations of every type and description owed now or in the future by Limited Partnership to Financial Institution.

This power may only be exercised by First Surgical Partners, L.L.C., Its General Partner and requires one authorized signature.

  C.   Receive and acknowledge receipt for funds, whether payable to the order of Limited Partnership or an Agent, without additional certification as to the use of the proceeds.

This power may only be exercised by First Surgical Partners, L,L.C., Its General Partner and requires one authorized signature.

  D.  Periodically amend, restructure, renew, extend, modify, substitute or terminate any agreements or arrangements with Financial Institution that relate to this Authorization.

This power may only be exercised by First Surgical Partners, L.L.C., Its General Partner and requires one authorized signature.

  E.  Execute other agreements that Financial Institution may require, and perform or cause to be performed any further action necessary to carry out the purposes of this Authorization.

This power may only be exercised by First Surgical Partners, L.L.C., Its General Partner and requires one authorized signature.

  F.  Sign or endorse using facsimile signatures adopted by Limited Partnership. Financial Institution may rely on those facsimile signatures that resemble the specimens within this Authorization or the specimens that Limited Partnership periodically files with Financial Institution, regardless of by whom or by what means the signatures were affixed.

4. INTERPRETATION. Whenever used, the singular includes the plural and the plural includes the singular. The section headings are for convenience only and are not to be used to interpret or define the terms of this Authorization,

SIGNATURES. By signing, I certify and agree to the terms contained in this Authorization on behalf of Limited Partnership on September 18, 2009. I also acknowledge receipt of a copy of this Authorization.

AUTHORIZATION'S SIGNER:

First Surgical Woodlands, L.P.

By	/s/ Anthony Rotondo
Anthony Rotondo, Member

By	/s/ Jacobo Varon
Jacobo Varon, Member

Notary or Acknowledgment Here (Optional)

First Surgical Woodlands, Texas Authorization
TX/4KMATTINS00000000000212036091509N	Wolters Kluwer Financial Services e1996, 2009 Bankers Systemsm,	Page 2

FOR FINANCIAL INSTITUTION USE ONLY

Acct/Loan	Authorization and agreement completed and effective	by
for the Financial Institution.

First Surgical Woodlands, L.P. Texas Authorization
TX/4KMATTINS00000000000212036091509N	Wolters Kluwer Financial Services 1996, 2009 Bankers SystemsTe	Page 3

June 1, 2006

This is a line of credit agreement between Jacob Varon and First Street Surgical Center, LP. The date of the line is June 1, 2006 for an available amount of $700,000. First Street agrees to repay the loan as funds become available. Interest is to be charged/accrued/paid annually at 6.00% on the outstanding amount until the line is fully paid. ,Any outstanding balance will be due immediately upon maturity on May 31, 2011.

/s/ Jacob Varon	/s/Tony Rotondo
Jacob Varon	General Partner — First Surgical Partners, LLC

CONTRIBUTION AGREEMENT

CONTRIBUTION AGREEMENT, dated as of November 4, 2010 (the “Agreement”), by and among ARKSON NEUTRACEUTICALS CORP., a Delaware corporation (“Purchaser”), DAVID ROFF (the “Majority Stockholder”), PIPER ACQUISITION III, INC., a Nevada corporation, (the “Company”), and each of the shareholders of the Company set forth on the signature page hereof attached as Schedule I (collectively, the “Piper Shareholders”), which such Schedule I shall be delivered on or before the Closing Date.

WITNESSETH

WHEREAS, the Company is currently consolidating two ambulatory surgery centers and a general acute care hospital in Houston, Texas;

WHEREAS, the Piper Shareholders desire to contribute, transfer, assign and deliver to Purchaser, and the Purchaser desires to accept such contribution, transfer, assignment and delivery from the Piper Shareholders, 100% of the outstanding securities of the Company in exchange for shares of common stock of the Purchaser and upon the terms and conditions hereinafter set forth;

WHEREAS, concurrent with the closing of the Piper Shareholders’ contribution of their interest in the Company to the Purchaser, the Purchaser shall cause David Roff, the holder of an aggregate of 325,000 shares (prior to the planned 9:1 reverse stock split) (the “Control Block”) of common stock (the “Majority Stockholder”), to return the Control Block to the Company in order to expedite the closing of this Contribution Agreement;

WHEREAS, certain terms used in this Agreement are defined in Article 1;

WHEREAS, it is intended that the Contribution shall qualify for United States federal income tax purposes as a tax-free contribution of property to a corporation controlled by the transferor within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended; and

NOW THEREFORE in consideration of the premises and the mutual covenants, agreements, representations and warranties contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1.
DEFINITIONS AND INTERPRETATION

1.1  Definitions.  As used in this Agreement, the following terms when capitalized in this Agreement shall have the following meanings:

(a)
“Affiliates" shall mean, with respect to any Person, any and all other Persons that control, are controlled by, or are under common control with, such Person. For purposes of the foregoing, "control" of a Person shall mean direct or indirect ownership of 50% or more of the securities or other interests of such Person having by their terms ordinary voting power to elect or appoint a majority of the board of directors or others performing similar functions with respect to such Person.

(b)	"Business Day" shall mean any day other than Saturday, Sunday and any day on which banking institutions in the United States are authorized by law or other governmental action to close;

(c)	“Closing Date” means the day on which all conditions precedent to the completion of the transactions contemplated hereby have been satisfied or waived;

(d)	"Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

(e)	"Contract" shall mean an agreement, written or oral, between the Company and any other Person which obligates either the Company or such other Person to do or not to do a particular thing.

(f)	“Contribution” means the contribution, at the Closing, by Piper Shareholders of their interests in the Company to the Purchaser pursuant to this Agreement;

(g)
“Contribution Shares” means the 40,000,000 shares of common stock of the Purchaser to be issued to the Piper Shareholders at Closing pursuant to the terms of the Contribution, which such issuance shall not be impacted by any reverse split or combination of the Purchaser’s shares of common stock;

(h)	"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

(i)	"ERISA Affiliate" shall mean any entity that would be deemed to be a "single employer" with the Company under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

(j)
"Environmental Liabilities" means any cost, damages, expense, liability, obligation, or other responsibility arising from or under (a) any Environmental Law and consisting of or relating to (i) any environmental matters or conditions (including on-site or off-site contamination and environmental regulation of chemical substances or products); (ii) fines, penalties, judgments, awards, settlements, legal or administrative proceedings, out-of-pocket damages and necessary and required response, investigative, remedial, or inspection costs and expenses arising under Environmental Law; (iii) financial responsibility under Environmental Law for clean-up costs or corrective action, including any necessary and required investigation, clean-up, removal, containment, or other remediation or response actions required by Environmental Law and for any natural resource damages; or (iv) any other compliance, corrective, investigative, or remedial measures required under Environmental Law; or (b) any common law causes of action, including, but not limited to, negligence, trespass or nuisance, based on violation by the Company of Environmental Laws, releases by the Company of Hazardous Materials or actions or omissions by the Company that expose others to Hazardous Materials. The terms "removal," "remedial," "response action", and "release" shall have the meanings provided for such terms under, and shall include the types of activities covered by, the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., as amended ("CERCLA").

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(k)
"Environmental Laws" shall mean all federal, state and local Laws relating to public health, or to pollution or protection of the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) including, without limitation, the Clean Air Act, as amended, CERCLA, the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), the Toxic Substances Control Act, the Federal Water Pollution Control Act, as amended, the Safe Drinking Water Act, as amended, the Hazardous Materials Transportation Act, as amended, the Oil Pollution Act of 1990, any state Laws implementing the foregoing federal Laws, and all other Laws relating to or regulating (i) emissions, discharges, releases, or cleanup of pollutants, contaminants, chemicals, polychlorinated biphenyls (PCB's), oil and gas exploration and production wastes, brine, solid wastes, or toxic or Hazardous Materials or wastes (collectively, the "Polluting Substances"), (ii) the generation, processing, distribution, use, treatment, handling, storage, disposal, or transportation of Polluting Substances, or (iii) environmental conservation or protection. References in this Agreement to Environmental Laws existing or in effect as of a particular date shall include written administrative interpretations and policies then existing or in effect.

(l)
"Environmental Permit" means any federal, state, local, provincial, or foreign permits, licenses, approvals, consent or authorizations required by any Governmental or Regulatory Authority under or in connection with any Environmental Law and includes any and all orders, consent orders or binding agreements issued or entered into by a Governmental or Regulatory Authority under any applicable Environmental Law.

(m)
"Governmental or Regulatory Authority" shall mean any federal, state, regional, municipal or local court, legislative, executive, Native American or regulatory authority or agency, board, commission, department or subdivision thereof.

(n)
"Hazardous Activity" means the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, release, storage, transfer, transportation, treatment, or use (including any withdrawal or other use of groundwater) of Hazardous Materials in, on, under, about, or from the Company’s facilities or any part thereof into the environment.

(o)
"Hazardous Materials" means (i) any petroleum or petroleum products, radioactive materials, asbestos in any form that is, or that is likely to become, friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (PCBs), or (ii) any chemicals, materials, substances or wastes which are now or hereafter become defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants" or words of similar import, under any applicable Environmental Law.

(p)	"Indemnified Party" means any Person entitled to indemnification under any provision of Article 9.

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(q)	"Indemnifying Party" means any Person obligated to provide indemnification under any provision of Article 9.

(r)
"Law" shall mean any federal, state, county, or local laws, statutes, regulations, rules, codes, ordinances, orders, decrees, judgments or injunctions enacted, adopted, issued or promulgated by any Governmental or Regulatory Authority, from time to time.

(s)	"Lien" shall mean any mortgage, deed of trust, pledge, lien, claim, security interest, covenant, restriction, easement, preemptive right, or any other encumbrance or charge of any kind.

(t)	"Material Contract" shall have the meaning set forth in Section 4.14.

(u)	“Material Adverse Effect” shall mean any material adverse effect on the business or financial condition of the Company;

(v)	“Order” shall mean any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

(w)	“Place of Closing” means the offices of the Law Offices of Stephen M. Fleming PLLC, or such other place as Purchaser and the Company may mutually agree upon;

(x)	"Person" shall mean an individual, partnership, joint venture, trust, corporation, limited liability company or other legal entity or Governmental or Regulatory Authority.

(y)	“Remedial Action” shall mean any removal, remediation, response, clean up or other corrective action to respond to, remove or otherwise address any Environmental Liability.

(z)	“Shares” means all of the issued and outstanding shares of common stock of the Company as defined in Section 3.3.

(aa)
"Taxes" shall mean any and all taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, excise, stamp, real or personal property, ad valorem, withholding, estimated, social security, unemployment, occupation, use, sales, service, service use, license, margin, net worth, payroll, franchise, severance, transfer, recording or other taxes, assessments or charges imposed by any Governmental or Regulatory Authority, whether computed on a separate, consolidated, unitary, combined or other basis, and in each case such term shall include any interest, penalties, or additions to tax attributable thereto.

(bb)
"Tax Return" shall mean any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax and including any return of an affiliated, combined or unitary group.

4

Any other terms defined within the text of this Agreement will have the meanings so ascribed to them.

1.2  Captions and Section Numbers.  The headings and section references in this Agreement are for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

1.3  Section References and Schedules.  Any reference to a particular “Article”, “Section”, “paragraph”, “clause” or other subdivision is to the particular Article, section, clause or other subdivision of this Agreement and any reference to a Schedule by number will mean the appropriate Schedule attached to this Agreement and by such reference the appropriate Schedule is incorporated into and made part of this Agreement.

1.4  Severability of Clauses.  If any part of this Agreement is declared or held to be invalid for any reason, such invalidity will not affect the validity of the remainder which will continue in full force and effect and be construed as if this Agreement had been executed without the invalid portion, and it is hereby declared the intention of the parties that this Agreement would have been executed without reference to any portion which may, for any reason, be hereafter declared or held to be invalid.

ARTICLE 2.
THE CONTRIBUTION

2.1  The Contribution.  Subject to the terms and conditions set forth in this Agreement and in reliance on the representations, warranties, covenants and conditions herein contained, the Piper Shareholders hereby agree to contribute, transfer, assign and deliver to Purchaser on the Closing Date, in exchange for the Contribution Shares, a 100% undivided interest in and to the Shares free from all liens, mortgages, charges, pledges, encumbrances or other burdens (other than those that may arise under federal or state securities laws restricting the right to sell or transfer the Shares) with all rights now or thereafter attached thereto.

2.2  Contribution Shares; Allocation.  In consideration of each of the Piper Shareholders’ equity contributions to the Purchaser, the Purchaser shall issue that number of Contribution Shares to each of the Piper Shareholders allocated on the basis of one Contribution Share for each one Share held by Piper Shareholders in accordance with Exhibit A attached hereto, which such exhibit shall be delivered on or before the Closing Date.

2.3  Adherence with Applicable Securities Laws.  Each of the Piper Shareholders agrees that the Piper Shareholder is acquiring the Contribution Shares for investment purposes and will not offer, sell or otherwise transfer, pledge or hypothecate any of the Contribution Shares issued to him (other than pursuant to an effective Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”) directly or indirectly unless:

(a)	the sale is to Purchaser;

(b)	the sale is made pursuant to the exemption from registration under the Securities Act, provided by Rule 144 thereunder; or

5

(c)
the Contribution Shares are sold in a transaction that does not require registration under the Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and the vendor has furnished to Purchaser an opinion of counsel to that effect or such other written opinion as may be reasonably required by Purchaser.

The Piper Shareholders acknowledge that the certificates representing the Contribution Shares shall bear the following legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF A REGISTRATION STATEMENT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT AND THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A OF SUCH ACT.

2.4  Closing.  The parties hereto shall use their best efforts to close the transactions contemplated by this Agreement (the “Closing”), by December 10, 2010.

ARTICLE 3.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to Purchaser that:

3.1  Organization, Standing and Power. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, with full corporate power and corporate authority to (i) own, lease and operate its properties, (ii) carry on the business as currently conducted by it. There are no states or jurisdictions in which the character and location of any of the properties owned or leased by the Company, or the conduct of the Company’s business makes it necessary for the Company to qualify to do business as a foreign corporation, except for those jurisdictions in which the failure to so qualify would not have a Material Adverse Effect on the business or operations of the Company.

3.2  Authorization of Agreement.  The Company has all requisite power, authority and legal capacity to execute and deliver this Agreement, and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the consummation of the transactions contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby.  This Agreement has been, and each of the documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the documents when so executed and delivered will constitute, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6

3.3  Capitalization. The authorized capital stock of the Company will consist of as of the Closing, 100,000,000 shares of common stock, $0.00001 par value, 40,000,000 shares of which are issued and outstanding (the “Shares”). All of the Shares are duly authorized, validly issued, fully paid and nonassessable.  There are no preferred shares, options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of or other equity interests in the Company. There is no personal liability, and there are no preemptive rights with regard to the capital stock of the Company, and no right-of-first refusal or similar catch-up rights with regard to such capital stock. Except for the transactions contemplated by this Agreement, there are no outstanding contractual obligations or other commitments or arrangements of the Company to (A) repurchase, redeem or otherwise acquire any shares of the shares of the Company (or any interest therein) or (B) to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity, or (C) issue or distribute to any person any capital stock of the Company, or (D) issue or distribute to holders of any of the capital stock of the Company any evidences of indebtedness or assets of the Company. All of the outstanding securities of the Company have been issued and sold by the Company in full compliance in all material respects with applicable federal and state securities laws.

3.4  Patriot Act.  The Company certifies that it has not been designated, and is not owned or controlled, by a “suspected terrorist” as defined in Executive Order 13224.  The Company hereby acknowledges that the Purchaser seek to comply with all applicable Laws concerning money laundering and related activities.  In furtherance of those efforts, the Company hereby represents, warrants and agrees that:  (i) none of the cash or property owned by the Company has been or shall be derived from, or related to, any activity that is deemed criminal under United States law; and (ii) no contribution or payment by the Company has, and this Agreement will not, cause the Company to be in violation of the United States Bank Secrecy Act, the United States International Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

ARTICLE 3A
REPRESENTATIONS AND WARRANTIES OF THE PIPER SHAREHOLDERS

Each of the Piper Shareholders, on his, her or its own behalf only, represents and warrants to Purchaser, that:

3A.1  Ownership and Transfer of Shares.  Each Piper Shareholder is the record and beneficial owner of the Shares indicated as being owned by such Piper Shareholders on Exhibit A, free and clear of any and all liens.  Each Piper Shareholder has the power and authority to sell, transfer, assign and deliver such Shares as provided in this Agreement, and such delivery will convey to the Purchaser good and marketable title to such Shares, free and clear of any and all liens.

3A.2  Investors.  Each of the Piper Shareholders represents and warrants to Purchaser that he, she or it is an “accredited investor” as such term is defined under the Securities Act of 1933, as amended.

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ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MAJORITY STOCKHOLDER

Purchaser and the Majority Stockholder hereby jointly and severally represent and warrant to the Company and the Piper Shareholders, that:

4.1  Organization and Good Standing.

The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of  Delaware, with full corporate power and corporate authority to (i) own, lease and operate its properties, (ii) carry on the business as currently conducted by it. There are no states or jurisdictions in which the character and location of any of the properties owned or leased by the Purchaser, or the conduct of the Purchaser’s business makes it necessary for the Purchaser to qualify to do business as a foreign corporation, except for those jurisdictions in which the failure to so qualify would not have a Material Adverse Effect on the business or operations of the Purchaser.

4.2  Authorization of Agreement.

The Purchaser has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by the Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the "Purchaser Documents"), and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by the Purchaser of this Agreement and each Purchaser Document have been duly authorized by all necessary corporate action on behalf of the Purchaser.  This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by the Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3  Capitalization.

The authorized capital stock of the Purchaser consists of:  200,000,000 shares of common stock, $0.0001 par value per share,  645,889 shares of which are issued and outstanding (prior to the planned 9:1 reverse stock split), and 50,000,000 shares of preferred stock, $0.0001 par value per share, none of which are issued and outstanding. All of the shares of the Purchaser are duly authorized, validly issued, fully paid and nonassessable. Schedule 4.3 sets forth a true and complete list of the holders of all outstanding shares of the Purchaser as of the date of this Agreement (prior to the planned 9:1 reverse stock split). There are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Purchaser or obligating the Purchaser to issue or sell any shares of capital stock of or other equity interests in the Purchaser. There is no personal liability, and there are no preemptive rights with regard to the capital stock of the Purchaser, and no right-of-first refusal or similar catch-up rights with regard to such capital stock.  There are no outstanding contractual obligations or other commitments or arrangements of the Purchaser to (A) repurchase, redeem or otherwise acquire any shares of the Shares (or any interest therein) except for the Share Cancellation as defined in Section 6.2(j) or (B) to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity, or (C) issue or distribute to any person any capital stock of the Purchaser, or (D) issue or distribute to holders of any of the capital stock of the Purchaser any evidences of indebtedness or assets of the Purchaser. All of the outstanding securities of the Purchaser have been issued and sold by the Purchaser in full compliance in all material respects with applicable federal and state securities laws.

8

4.4  Subsidiaries.  Purchaser has no subsidiaries.

4.5  Corporate Records.

(a)
The Purchaser has delivered to the Company true, correct and complete copies of the articles of incorporation (each certified by the Secretary of State or other appropriate official of the applicable jurisdiction of organization) and by-laws (each certified by the secretary, assistant secretary or other appropriate officer) or comparable organizational documents of the Purchaser.

(b)
The minute books of the Purchaser previously made available to the Company contain complete and accurate records of all meetings and accurately reflect all other corporate action of the stockholders and board of directors (including committees thereof) of the Purchaser to the best of the Purchaser’s knowledge.  The stock certificate books and stock transfer ledgers of the Purchaser previously made available to the Company are true, correct and complete.  All stock transfer taxes levied or payable with respect to all transfers of shares of the Purchaser prior to the date hereof have been paid and appropriate transfer tax stamps affixed to the best of the Purchaser’s knowledge.

9

4.6  Conflicts; Consents of Third Parties.

(a)
None of the execution and delivery by Purchaser of this Agreement and the Purchaser Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by Purchaser with any of the provisions hereof or thereof will (i) conflict with, or result in the breach of, any provision of the articles of incorporation or by-laws or comparable organizational documents of the Purchaser; (ii) conflict with, violate, result in the breach or termination of, or constitute a default under any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Purchaser is a party or by which any of them or any of their respective properties or assets is bound; (iii) violate any statute, rule, regulation, order or decree of any governmental body or authority by which the Purchaser is bound; or (iv) result in the creation of any Lien upon the properties or assets of the Purchaser except, in case of clauses (ii), (iii) and (iv), for such violations, breaches or defaults as would not, individually or in the aggregate, have a Material Adverse Effect.

(b)
No consent, waiver, approval, Order, permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental or Regulatory Authority is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents, or the compliance by Purchaser with any of the provisions hereof or thereof, other than the filing of a Current Report on Form 8-K, a Schedule 14f-1 and any applicable Schedule 13D amendments and Forms 4.

4.7  Financial Statements.

(a)
The Purchaser has provided copies of the audited balance sheets of the Purchaser as at June 30, 2010 and 2009 and the related audited statements of income and of cash flows of the Purchaser for the years then ended and the copies of the unaudited balance sheets of the Purchaser as at September 30, 2010 and the related unaudited statements of income and of cash flows of the Purchaser for the years then ended (the “Financial Statements”).  Each of the Financial Statements is complete and correct in all material respects, has been prepared in accordance with GAAP (subject to normal year-end adjustments in the case of the unaudited statements) and in conformity with the practices consistently applied by the Purchaser without modification of the accounting principles used in the preparation thereof and presents fairly the financial position, results of operations and cash flows of the Purchaser as at the dates and for the periods indicated.

(b)	For the purposes hereof, the audited balance sheet of the Purchaser as at June 30, 2010 is referred to as the "Balance Sheet" and June 30, 2010 is referred to as the “Balance Sheet Date”.

4.8  No Undisclosed Liabilities.  Purchaser has no indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due) that would have been required to be reflected in, reserved against or otherwise described on the Balance Sheet or in the notes thereto in accordance with GAAP which was not fully reflected in, reserved against or otherwise described in the Balance Sheet or the notes thereto or was not incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date.

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4.9  Absence of Certain Developments.  Since the Balance Sheet Date:

(i)	there has not been any material adverse change nor has there occurred any event which is reasonably likely to result in a material adverse change;

(ii)
there has not been any damage, destruction or loss, whether or not covered by insurance, with respect to the property and assets of the Purchaser having a replacement cost of more than $5,000 for any single loss or $15,000 for all such losses;

(iii)
there has not been any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of the Purchaser or any repurchase, redemption or other acquisition by the Purchaser of any outstanding shares of capital stock or other securities of, or other ownership interest in, the Purchaser;

(iv)
the Purchaser has not awarded or paid any bonuses to employees of the Purchaser except to the extent accrued on the Balance Sheet or entered into any employment, deferred compensation, severance or similar agreement (nor amended any such agreement) or agreed to increase the compensation payable or to become payable by it to any of the Purchaser's directors, officers, employees, agents or representatives or agreed to increase the coverage or benefits available under any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with such directors, officers, employees, agents or representatives (other than normal increases in the ordinary course of business consistent with past practice and that in the aggregate have not resulted in a material increase in the benefits or compensation expense of the Purchaser);

(v)	there has not been any change by the Purchaser in accounting or Tax reporting principles, methods or policies;

(vi)	the Purchaser has not entered into any transaction or Contract or conducted its business other than in the ordinary course consistent with past practice;

(vii)
the Purchaser has not made any loans, advances or capital contributions to, or investments in, any Person or paid any fees or expenses to any Piper Shareholder or any Affiliate of any Piper Shareholder;

(viii)
the Purchaser has not mortgaged, pledged or subjected to any Lien, any of its assets, or acquired any assets or sold, assigned, transferred, conveyed, leased or otherwise disposed of any assets of the Purchaser, except for assets acquired or sold, assigned, transferred, conveyed, leased or otherwise disposed of in the ordinary course of business consistent with past practice;

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(ix)
the Purchaser has not discharged or satisfied any Lien, or paid any obligation or liability (fixed or contingent), except in the ordinary course of business consistent with past practice and which, in the aggregate, would not be material to the Purchaser;

(x)
the Purchaser has not canceled or compromised any debt or claim or amended, canceled, terminated, relinquished, waived or released any Contract or right except in the ordinary course of business consistent with past practice and which, in the aggregate, would not be material to the Purchaser;

(xi)	the Purchaser has not made or committed to make any capital expenditures or capital additions or betterments in excess of $5,000 individually or $15,000 in the aggregate;

(xii)	the Purchaser has not instituted or settled any material legal proceeding; and

(xiii)	the Purchaser has not agreed to do anything set forth in this Section 4.9.

4.10  Taxes.

(a)
(A) all Tax Returns required to be filed by or on behalf of the Purchaser have been filed with the appropriate taxing authorities in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns were true, complete and correct in all material respects; (B) all Taxes payable by or on behalf of the Purchaser or in respect of its income, assets or operations have been fully and timely paid, and (C) the Purchaser has not executed or filed with the IRS or any other taxing authority any agreement, waiver or other document or arrangement extending or having the effect of extending the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation), and no power of attorney with respect to any Tax matter is currently in force.

(b)
The Purchaser has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has duly and timely withheld from employee salaries, wages and other compensation and has paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws.

(c)
The Purchaser has delivered complete copies of (A) all federal, state, local and foreign income or franchise Tax Returns of the Purchaser relating to the taxable periods since 2007 and (B) any audit report issued within the last three years relating to Taxes due from or with respect to the Purchaser its income, assets or operations.

(d)
All material types of Taxes paid and material types of Tax Returns filed by or on behalf of the Purchaser have been paid and filed.  No claim has been made by a taxing authority in a jurisdiction where the Purchaser does not file Tax Returns such that it is or may be subject to taxation by that jurisdiction.

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(e)
All deficiencies asserted or assessments made as a result of any examinations by the IRS or any other taxing authority of the Tax Returns of or covering or including the Purchaser have been fully paid, and there are no other audits or investigations by any taxing authority in progress, nor has the Purchaser received any notice from any taxing authority that it intends to conduct such an audit or investigation.  No issue has been raised by a federal, state, local or foreign taxing authority in any current or prior examination which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent taxable period.

(f)
Neither the Purchaser nor any other Person on behalf of the Purchaser has (A) agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by the Purchaser or has any knowledge that the Internal Revenue Service has proposed any such adjustment or change in accounting method, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to the business or operations of the Purchaser, (B) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign law with respect to the Purchaser, or (C) requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed.

(g)
No property owned by the Purchaser is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) constitutes "tax-exempt use property" within the meaning of Section 168(h)(1) of the Code or (iii) is "tax-exempt bond financed property" within the meaning of Section 168(g) of the Code.

(h)	The Purchaser is not a foreign person within the meaning of Section 1445 of the Code.

(i)	The Purchaser is not a party to any tax sharing or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing.

(j)
There is no contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by the Company, its Affiliates or their respective affiliates by reason of Section 280G of the Code, or would constitute compensation in excess of the limitation set forth in Section 162(m) of the Code.

(k)	The Purchaser is not subject to any private letter ruling of the IRS or comparable rulings of other taxing authorities.

(l)	There are no liens as a result of any unpaid Taxes upon any of the assets of the Purchaser.

(m)	The Purchaser has no elections in effect for federal income tax purposes under Sections 108, 168, 338, 441, 463, 472, 1017, 1033 or 4977 of the Code.

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(n)
No stock options, stock appreciation rights or other equity-based awards issued or granted by the Purchaser are subject to the requirements of Section 409A of the Code. Each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) under which the Purchaser makes, is obligated to make or promises to make, payments (each, a “409A Plan”) complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the guidance thereunder. No payment to be made under any 409A Plan is, or to the knowledge of the Purchaser will be, subject to the penalties of Section 409A(a)(1) of the Code.

4.11 Real Property.  The Purchaser does not own any real property.

4.12 Tangible Personal Property.  The Purchaser does not own or lease any personal property

4.13 Intangible Property.  The Purchaser does not own any patent, trademark, trade name, service mark or copyright

4.14 Material Contracts.

The Purchaser has not entered into any Contract or by which it is bound (collectively, the "Material Contracts") as follows:  (i) Contracts with any of the shareholders of Purchaser or any current officer or director of the Purchaser; (ii) Contracts with any labor union or association representing any employee of the Purchaser; (iii) Contracts pursuant to which any party is required to purchase or sell a stated portion of its requirements or output from or to another party; (iv) Contracts for the sale of any of the assets of the Purchaser other than in the ordinary course of business or for the grant to any person of any preferential rights to purchase any of its assets; (v) joint venture agreements; (vi) Material Contracts containing covenants of the Purchaser not to compete in any line of business or with any person in any geographical area or covenants of any other person not to compete with the Purchaser in any line of business or in any geographical area; (vii) Contracts relating to the acquisition by the Purchaser of any operating business or the capital stock of any other person; (viii) Contracts relating to the borrowing of money; or (ix) any other Contracts, other than Real Property Leases, which involve the expenditure of more than $5,000 in the aggregate or $15,000 annually or require performance by any party more than one year from the date hereof.

4.15  Employee Benefits.

The Purchaser has not entered into any (i) "employee benefit plans", as defined in Section 3(3) ERISA, and any other pension plans or employee benefit arrangements, programs or payroll practices (including, without limitation, severance pay, vacation pay, company awards, salary continuation for disability, sick leave, retirement, deferred compensation, bonus or other incentive compensation, stock purchase arrangements or policies, hospitalization, medical insurance, life insurance and scholarship programs) maintained by the Purchaser or to which the Purchaser contributes or is obligated to contribute thereunder with respect to employees of the Purchaser ("Employee Benefit Plans") and (ii) "employee pension plans", as defined in Section 3(2) of ERISA, maintained by the Purchaser or any trade or business (whether or not incorporated) which are under control, or which are treated as a single employer, with Purchaser as an ERISA Affiliate or to which the Purchaser or any ERISA Affiliate contributed or is obligated to contribute thereunder ("Pension Plans").

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4.16  Labor.

(a)	The Purchaser is not a party to any labor or collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to employees of the Purchaser.

(b)
No employees of the Purchaser are represented by any labor organization.  No labor organization or group of employees of the Purchaser has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the best knowledge of the Purchaser, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal.  There is no organizing activity involving the Purchaser pending or, to the best knowledge of the Purchaser, threatened by any labor organization or group of employees of the Purchaser.

(c)
There are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes pending or, to the best knowledge of any Purchaser, threatened against or involving the Purchaser.  There are no unfair labor practice charges, grievances or complaints pending or, to the best knowledge of Purchaser, threatened by or on behalf of any employee or group of employees of the Purchaser.

4.17  Litigation.

There is no suit, action, proceeding, investigation, claim or order pending or, to the knowledge of the Purchaser, overtly threatened against the Purchaser (or to the knowledge of the Purchaser, pending or threatened, against any of the officers, directors or key employees of the Purchaser with respect to their business activities on behalf of the Purchaser), or to which the Purchaser is otherwise a party, which, if adversely determined, would have a Material Adverse Effect, before any court, or before any governmental department, commission, board, agency, or instrumentality; nor to the knowledge of the Purchaser is there any reasonable basis for any such action, proceeding, or investigation.  The Purchaser is not subject to any judgment, order or decree of any court or governmental agency except to the extent the same are not reasonably likely to have a Material Adverse Effect and the Purchaser is not engaged in any legal action to recover monies due it or for damages sustained by it.

4.18  Compliance with Laws; Permits. The Purchaser is in compliance with all Laws applicable to the Purchaser or to the conduct of the business or operations of the Purchaser or the use of its properties (including any leased properties) and assets, except for such non-compliances as would not, individually or in the aggregate, have a Material Adverse Effect.  The Purchaser has all governmental permits and approvals from state, federal or local authorities which are required for the Purchaser to operate its business, except for those the absence of which would not, individually or in the aggregate, have a Material Adverse Effect.

4.19  Environmental Matters.

(a)	the operations of the Purchaser are in compliance with all applicable Environmental Laws and all Environmental Permits;

(b)	the Purchaser has obtained all permits required under all applicable Environmental Laws necessary to operate its business;

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(c)
the Purchaser is not the subject of any outstanding written order or Contract with any Governmental or Regulatory Authority or Person respecting (i) Environmental Laws, (ii) Remedial Action, (iii) any release or threatened release of a Hazardous Material or (iv) any Hazardous Activity;

(d)
the Purchaser has not received any written communication alleging that the Purchaser may be in violation of any Environmental Law, or any Environmental Permit, or may have any liability under any Environmental Law;

(e)	the Purchaser has no current contingent liability in connection with any Hazardous Activity or release of any Hazardous Materials into the indoor or outdoor environment (whether on-site or off-site);

(f)
to the Purchaser’s knowledge, there are no investigations of the business, operations, or currently or previously owned, operated or leased property of the Purchaser pending or threatened which could lead to the imposition of any liability pursuant to Environmental Law;

(g)	there is not located at any of the properties of the Purchaser any (i) underground storage tanks, (ii) asbestos-containing material or (iii) equipment containing polychlorinated biphenyls; and,

(h)
the Purchaser has provided to the Piper Shareholders all environmentally related audits, studies, reports, analyses, and results of investigations that have been performed with respect to the currently or previously owned, leased or operated properties of the Purchaser.

4.20  Insurance.  The Purchaser does not carry any insurance of any kind or nature.

4.21  Inventories; Receivables; Payables.  The Purchaser has no inventory, account receivables, account payables, other assets or other liabilities except for minimum accounts payable and accrued liabilities in the aggregate amount less than $1,500.

4.22  Related Party Transactions.  Neither the Purchaser nor any Affiliates of Purchaser has borrowed any moneys from or has outstanding any indebtedness or other similar obligations to the Purchaser.  Neither the Purchaser, any Affiliate of the Purchaser nor any officer or employee of any of them (i) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is supplier, customer, landlord, tenant, creditor or debtor of the Purchaser.

4.23  No Misrepresentation.  No representation or warranty of Purchaser contained in this Agreement or in any schedule hereto or in any certificate or other instrument furnished by the Purchaser to the Company or the Piper Shareholders pursuant to the terms hereof, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading.

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4.24  Financial Advisors.  No Person has acted, directly or indirectly, as a broker or finder for the Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

4.25  Guarantees. There are no written guarantees currently in effect heretofore issued by the Purchaser to any bank or other lender in connection with any credit facilities extended by such creditors to the Purchaser in connection with any other contracts or agreements (collectively, the "Guarantees"), including the name of such creditor and the amount of the indebtedness, together with any interest and fees currently owing and expected to be outstanding as of the Closing.

4.26  Patriot Act.  The Purchaser certifies that it has not been designated, and is not owned or controlled, by a “suspected terrorist” as defined in Executive Order 13224.  The Purchaser hereby acknowledges that the Company and the Piper Shareholders seek to comply with all applicable Laws concerning money laundering and related activities.  In furtherance of those efforts, the Purchaser hereby represents, warrants and agrees that:  (i) none of the cash or property owned by the Purchaser has been or shall be derived from, or related to, any activity that is deemed criminal under United States law; and (ii) no contribution or payment by the Purchaser has, and this Agreement will not, cause the Purchaser to be in violation of the United States Bank Secrecy Act, the United States International Money Laundering Control Act of 1986 or the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

4.27  Trading Status.  Purchaser’s common stock is traded on the OTC Bulletin Board, under the trading symbol “AKSN”.  Purchaser has at least one market maker.  As of the Closing, Purchaser’s Common Stock will be listed for trading on the OTCBB with at least one market maker.

4.28  Reporting Status.  Purchaser is a reporting issuer under Section 12(g) of the Securities Exchange Act of 1934 (the “’34 Act”).  Purchaser is now, and as of the Closing will be, current in its filings and will have filed all of the filings required to have been made in the previous twelve months.

4.29  Investment Intention.  Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act") thereof.  Purchaser understands that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

4.30  Contribution Shares. The Contribution Shares issuable pursuant to the purchase price, when issued, will be duly authorized and validly issued, fully paid and non-assessable, will be delivered hereunder free and clear of any Liens, except that such Contribution Shares will be "restricted securities", as such term is defined in the rules and regulations of the SEC promulgated under the Securities Act, and will be subject to restrictions on transfers pursuant to such rules and regulations.

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4.31  Compliance with Medicare/Medicaid Programs.  Neither Purchaser, nor any of Purchaser's Affiliates, if any, have been charged with, convicted of, or pled guilty or nolo contendere to, patient abuse or neglect, or any offense related to a "Federal health care program" as that term is defined in 42 U.S.C. Sect. 1320a-7b(f).   Likewise, neither Purchaser, nor any of Purchaser's Affiliates, if any, have:  (i) committed any offense which may serve as the basis for suspension or exclusion from a Federal health care program (as defined above), including, but not limited to, defrauding a government program, loss of a license to provide health care services, and failure to provide quality care; or (ii) engaged in any prohibited reassignment of Federal health care program (as defined above) accounts receivable.

4.32  Lack of Health Care Operating History.  Purchaser has no health care operating history, and no history of providing any health care services of any type or nature, including but not limited to direct patient care services, health care billing services, health care marketing services, or health care management services.

ARTICLE 5.
COVENANTS

5.1  Access to Information.

The Purchaser agrees that, prior to the Closing Date, the Company shall be entitled, through its officers, employees and representatives (including, without limitation, its legal advisors and accountants), to make such investigation of the properties, businesses and operations of the Purchaser and its subsidiaries and such examination of the books, records and financial condition of the Purchaser and its Subsidiaries as it reasonably requests and to make extracts and copies of such books and records.  Any such investigation and examination shall be conducted during regular business hours and under reasonable circumstances, and the Purchaser shall cooperate, and shall cause the Purchaser and its Subsidiaries to cooperate, fully therein.  No investigation by the Company prior to or after the date of this Agreement shall diminish or obviate any of the representations, warranties, covenants or agreements of the Purchaser or the Majority Stockholder contained in this Agreement.  In order that the Company may have full opportunity to make such physical, business, accounting and legal review, examination or investigation as it may reasonably request of the affairs of the Purchaser and its Subsidiaries, the Purchaser shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of the Purchaser and its Subsidiaries to cooperate fully with such representatives in connection with such review and examination.  Company shall disclose to Purchaser, in a timely manner, any information of which it becomes aware that could reasonably be viewed as constituting a breach of any representation, warrant or covenant that is contained in the Contribution Agreement.  If Company completes the purchase at the time it is aware of any such breach, Company shall not be entitled to rely on such matter for indemnification.

5.2  Conduct of the Business Pending the Closing.

(a)	Except as otherwise expressly contemplated by this Agreement or with the prior written consent of the Purchaser, the Company to:

(i)	conduct the businesses of the Company only in the ordinary course consistent with past practice;

(ii)
use its best efforts to (A) preserve its present business operations, organization (including, without limitation, management and the sales force) and goodwill of the Company and (B) preserve its present relationship with Persons having business dealings with the Company;

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(b)	Except as otherwise expressly contemplated by this Agreement or with the prior written consent of the Company, the Purchaser shall not:

(i)
declare, set aside, make or pay any dividend or other distribution in respect of the capital stock of the Purchaser or repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other securities of, or other ownership interests in, the Purchaser;

(ii)
transfer, issue, sell or dispose of any shares of capital stock or other securities of the Purchaser or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of the Purchaser;

(iii)	effect any recapitalization, reclassification, stock split or like change in the capitalization of the Purchaser;

(iv)	amend the certificate of incorporation or by-laws of the Purchaser;

(v)	pay any form of compensation;

(vi)
subject to any Lien (except for leases that do not materially impair the use of the property subject thereto in their respective businesses as presently conducted), any of the properties or assets (whether tangible or intangible) of the Purchaser;

(vii)
acquire any material properties or assets or sell, assign, transfer, convey, lease or otherwise dispose of any of the material properties or assets (except for fair consideration in the ordinary course of business consistent with past practice) of the Purchaser;

(viii)	cancel or compromise any debt or claim or waive or release any material right of the Purchaser except in the ordinary course of business;

(ix)	enter into any commitment for capital expenditures of the Purchaser;

(x)
enter into, modify or terminate any labor or collective bargaining agreement of the Purchaser or, through negotiation or otherwise, make any commitment or incur any liability to any labor organization with respect to the Purchaser;

(xi)	permit the Purchaser to enter into any transaction or to make or enter into any Contract;

(xii)
permit the Purchaser to enter into or agree to enter into any merger or consolidation with, any corporation or other entity, and not engage in any new business or invest in, make a loan, advance or capital contribution to, or otherwise acquire the securities of any other Person;

(xiii)	permit the Purchaser to make any investments in or loans to, or pay any fees or expenses to, or enter into or modify any Contract with any Affiliate;

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(xiv)	incur any liability; or

(xv)
agree to do anything prohibited by this Section 6.2 or anything which would make any of the representations and warranties of the Purchaser and the Majority Stockholder in this Agreement untrue or incorrect in any material respect.

5.3  Consents.  The Company shall use its best efforts, and the Purchaser shall cooperate with the Company, to obtain at the earliest practicable date all consents and approvals required to consummate the transactions contemplated by this Agreement.

5.4  Other Actions.  The Company and the Purchaser shall use its best efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

ARTICLE 6.
CONDITIONS TO CLOSING

6.1  Conditions Precedent to Obligations of Purchaser.

The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Purchaser in whole or in part to the extent permitted by applicable law):

(a)	all representations and warranties of the Company and the Piper Shareholders contained herein shall be true and correct as of the date hereof and as of the Closing Date;

(b)
all representations and warranties of the Company and the Piper Shareholders contained herein qualified as to materiality shall be true and correct, and the representations and warranties of the Piper Shareholders contained herein not qualified as to materiality shall be true and correct in all material respects, at and as of the Closing Date with the same effect as though those representations and warranties had been made again at and as of that time;

(c)
the Company, and the Piper Shareholders shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date;

(d)
the Purchaser shall have been furnished with certificates (dated the Closing Date and in form and substance reasonably satisfactory to the Purchaser) executed by the Chief Executive Officer and Chief Financial Officer of the Company certifying as to the fulfillment of the conditions specified in Sections 6.1(a), 6.1(b) and 6.1(c) hereof;

(e)	there shall not have been or occurred any material adverse change in the business or operations of the Company;

(f)	the Company shall have obtained all consents and waivers in a form reasonably satisfactory to the Purchaser, with respect to the transactions contemplated by this Agreement; and

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(g)
no legal proceedings shall have been instituted or threatened or claim or demand made against the Piper Shareholders, the Company or any of its Subsidiaries, or the Purchaser seeking to restrain or prohibit or to obtain substantial damages with respect to the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a Governmental or Regulatory Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

6.2  Conditions Precedent to Obligations of the Company and the Piper Shareholders.

The obligations of the Company and the Piper Shareholders to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by the Company and Piper Shareholders in whole or in part to the extent permitted by applicable law):

(a)	all representations and warranties of the Purchaser and the Majority Stockholder contained herein shall be true and correct as of the date hereof and as of the Closing Date;

(b)
all representations and warranties of the Purchaser contained herein qualified as to materiality shall be true and correct, and all representations and warranties of the Purchaser contained herein not qualified as to materiality shall be true and correct in all material respects, at and as of the Closing Date with the same effect as though those representations and warranties had been made again at and as of that date;

(c)
the Purchaser shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

(d)
the Company  shall have been furnished with certificates (dated the Closing Date and in form and substance reasonably satisfactory to the Company) executed by the Chief Executive Officer and Chief Financial Officer of the Purchaser certifying as to the fulfillment of the conditions specified in Sections 6.2(a), 6.2(b) and 6.2(c) hereof;

(e)
there shall not be in effect any Order by a Governmental or Regulatory Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(f)	the Purchaser shall have obtained all consents and waivers in a form reasonably satisfactory to the Company, with respect to the transactions contemplated by this Agreement;

(g)
all officers and members of the Board of Directors of the Purchaser shall have provided an undated resignation and shall have appointed the designees of the Piper Shareholders as members of the Board of Directors, such director resignation to be effective 10 days after the filing of a 14F-1;

(h)	the Purchaser shall have filed its Form 10-Q Quarterly Report for the quarter ended September 30, 2010;

21

(i)	the Purchaser shall have completed a 9:1 reverse stock split of its issued and outstanding shares of common stock; and

(j)
the Purchaser and the Majority Stockholder shall have entered into an agreement whereby the Majority Stockholder shall return to the Purchaser 325,000 shares of common stock of the Purchaser (prior to the planned 9:1 reverse stock split) for cancellation (the “Share Cancellation”).

ARTICLE 7.
TERMINATION

7.1  Material Change in the Purchaser Business.  If any material loss or damage to the Purchaser Business occurs prior to Closing and such loss or damage, in Company's reasonable opinion, cannot be substantially repaired or replaced within ten (10) days or the incurrence of any material liability by the Purchaser, Company shall, within two (2) days following any such loss or damage or upon learning of such material liability, by notice in writing to Purchaser, at its option, either:

(a)	terminate this Agreement, in which case no party will be under any further obligation to any other party; or

(b)
elect to complete the Contribution and the other transactions contemplated hereby, in which case the proceeds and the rights to receive the proceeds of all insurance covering such loss or damage will, as a condition precedent to Company's obligations to carry out the transactions contemplated hereby, be vested in Purchaser or otherwise adequately secured to the satisfaction of Company on or before the Closing Date.

ARTICLE 8.

DOCUMENTS TO BE DELIVERED

8.1  Documents to be Delivered by the Company.

At the Closing, the Company shall deliver, or cause to be delivered, to the Purchaser the following:

(a)	copies of all consents and waivers referred to in Section 6.1(f) hereof;

(b)	such other documents as the Purchaser shall reasonably request.

8.2  Documents to be Delivered by the Purchaser.

At the Closing, the Purchaser shall deliver to the Company the following:

(a)	the Contribution Shares;

(b)	the certificates referred to in Section 6.2(d) hereof;

22

(c)	copies of all consents and waivers referred to in Section 6.2(f)hereof;

(d)	certificates of good standing with respect to the Purchaser issued by the Secretary of the State of the Delaware;

(e)
resignation of the officers of the Company effective as of the Closing Date and resignation of the sole member of the Board of Directors of Purchaser, to be effective 10 days after the mailing of the Schedule 14f-1 to the shareholders of Purchaser;

(f)
resolution of the Board of Directors appointing Tony Rotondo n as a director of the Purchaser, Dr. Jacob Varon as a director of the Company, subject to Schedule 14f,1 and Tony Rotondo as Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Corporation and any other appointment as directed by the Company;

(g)	a legal opinion acceptable to the Company;

(h)	all documentation relating to the Share Cancellation; and

(i)	such other documents as the Company shall reasonably request.

ARTICLE 9.
INDEMNIFICATION

9.1  Indemnification.

(a)
Subject to Section 9.2, Purchaser and the Majority Stockholder hereby agrees to indemnify and hold the Piper Shareholders and the Company and their respective Affiliates, agents, successors and assigns (collectively, the "Indemnified Parties") harmless from and against:

(i)
any and all losses, liabilities, obligations, damages, costs and expenses based upon, attributable to or resulting from the failure of any representation or warranty of the Purchaser or Majority Stockholder set forth in this Agreement, or any representation or warranty contained in any certificate delivered by or on behalf of the Purchaser or the Majority Stockholder pursuant to this Agreement, to be true and correct as of the date made;

(ii)
any and all losses, liabilities, obligations, damages, costs and expenses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of the Purchaser or the Majority Stockholder under this Agreement;

(iii)	any and all Expenses incident to the foregoing and

(iv)	any and all losses, liabilities, obligations, damages, costs and expenses incurred by the Purchaser prior to the Closing.

9.2  Intentionally omitted

23

9.3  Indemnification Procedures.

(a)
In the event that any legal proceedings shall be instituted or that any claim or demand ("Claim") shall be asserted by any Person in respect of which payment may be sought under Section 9.1 hereof, the Indemnified Party shall reasonably and promptly cause written notice of the assertion of any Claim of which it has knowledge which is covered by this indemnity to be forwarded to the Indemnifying Party.  The Indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the Indemnified Party, and to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder.  If the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any Claim which relates to any losses indemnified against hereunder, it shall within five (5) days (or sooner, if the nature of the Claim so requires) notify the Indemnified Party of its intent to do so.  If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Losses indemnified against hereunder, fails to notify the Indemnified Party of its election as herein provided or contests its obligation to indemnify the Indemnified Party for such Losses under this Agreement, the Indemnified Party may defend against, negotiate, settle or otherwise deal with such Claim.  If the Indemnified Party defends any Claim, then the Indemnifying Party shall reimburse the Indemnified Party for the Expenses of defending such Claim upon submission of periodic bills.  If the Indemnifying Party shall assume the defense of any Claim, the Indemnified Party may participate, at his or its own expense, in the defense of such Claim; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if, (i) so requested by the Indemnifying Party to participate or (ii) in the reasonable opinion of counsel to the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; and provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel for all indemnified parties in connection with any Claim.  The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Claim.

(b)
After any final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to a Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter and the Indemnifying Party shall be required to pay all of the sums so due and owing to the Indemnified Party by wire transfer of immediately available funds within 10 business days after the date of such notice.

(c)
The failure of the Indemnified Party to give reasonably prompt notice of any Claim shall not release, waive or otherwise affect the Indemnifying Party's obligations with respect thereto except to the extent that the Indemnifying Party can demonstrate actual loss and prejudice as a result of such failure.

24

ARTICLE 10.
POST-CLOSING MATTERS

10.1 Within four business day of the Closing, Purchaser and the Company agree to use all their best efforts to:

(a)	issue a news release reporting the Closing;

(b)
file a Form 8-K with the Securities and Exchange Commission disclosing the terms of this Agreement with audited financial statements of Company as well as any required pro forma financial information or other information of Company and Purchaser as required by the rules and regulations of the Securities and Exchange Commission; and

(c)	file with the Securities and Exchange Commission a report on Form 14f-1 disclosing the change in control of Purchaser.

ARTICLE 11.
GENERAL PROVISIONS

11.1 Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or mailed by certified mail, return receipt requested, to the parties (and shall also be transmitted by facsimile to the Persons receiving copies thereof) at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

If to Purchaser to:

ARKSON NEUTRACEUTICALS CORP.
27 Chicora Avenue
Toronto, Ontario Canada M5R 1T7
Facsimile:

If to Company or Piper Shareholders to:

PIPER ACQUISITION III, INC.
2901 W. Coast Highway, 3rd Floor
Newport Beach, California 92663
Facsimile:

with a copy to:

Law Offices of Stephen M. Fleming PLLC
49 Front Street, Suite 206
Rockville Centre, NY 11570
Facsimile: (516) 977-1209

25

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt, and (iii) if delivered by courier to the address as provided for in this Section, be deemed given on the earlier of the second Business Day following the date sent by such courier or upon receipt. Any party from time to time may change its address or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

11.2  Payment of Sales, Use or Similar Taxes.   All sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne by the Piper Shareholders.

11.3  Expenses.   Except as otherwise provided in this Agreement, the Company and the Purchaser shall each bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

11.4  Specific Performance.  The Piper Shareholders acknowledge and agree that the breach of this Agreement would cause irreparable damage to the Purchaser and that the Purchaser will not have an adequate remedy at law.  Therefore, the obligations of the Piper Shareholders under this Agreement, including, without limitation, the Piper Shareholders' obligation to sell the Shares to the Purchaser, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith.  Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

11.5  Further Assurances.  The Piper Shareholders, the Company, the Majority Stockholder and the Purchaser each agrees to execute and deliver such other documents or agreements and to take such other action as may be reasonably necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

11.6  Submission to Jurisdiction; Consent to Service of Process.

(a)
The parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of Texas over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts.  The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute.  Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b)
Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the mailing of a copy thereof in accordance with the provisions of Section 11.1.

26

11.7  Entire Agreement; Amendments and Waivers.  This Agreement (including the schedules and exhibits hereto) represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought.  No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

11.8  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.  The parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the City of Houston, State of Texas over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts.  The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute.  Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

11.9  Headings.  Section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

11.10 Severability.  If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

11.11 Binding Effect; Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.  Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below.  No assignment of this Agreement or of any rights or obligations hereunder may be made by either the Piper Shareholders or the Purchaser (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, however, that the Purchaser may assign this Agreement and any or all rights or obligations hereunder (including, without limitation, the Purchaser's rights to purchase the Shares and the Purchaser's rights to seek indemnification hereunder) to any Affiliate of the Purchaser.  Upon any such permitted assignment, the references in this Agreement to the Purchaser shall also apply to any such assignee unless the context otherwise requires.

27

11.12 Counterparts.  This Agreement may be executed in counterparts and by facsimile, each of which when executed by any party will be deemed to be an original and all of which counterparts will together constitute one and the same Agreement. Delivery of executed copies of this Agreement by telecopier or electronic mail, in PDF form, will constitute proper delivery, provided that originally executed counterparts are delivered to the parties within a reasonable time thereafter.

[Remainder of page intentionally left blank.]

28

IN WITNESS WHEREOF the parties have executed this Agreement effective as of the day and year first above written.

ARKSON NEUTRACEUTICALS CORP.

By:	/s/ David Roff
Name: David Roff
Title: Chief Executive
Officer, Chief Financial Officer and Sole Director

PIPER ACQUISITION III, INC.

By:	/s/ Timothy Betts
Name: Timothy Betts
Title: CEO

MAJORITY STOCKHOLDER

/s/ David Roff
David Roff

PIPER SHAREHOLDERs SIGNATURE PAGE ATTACHED AS SCHEDULE I TO BE DELIVERED PRIOR TO CLOSING

29

SCHEDULE I
PIPER SHAREHOLDERS

James R. Anderson
Michael Arnold
Robert T. Benz
Ronald F. Bratek
Geoffrey Cragg
Thomas W. Davis, Jr.
James C. Dees
Tannie G. Dees
Robert E. Dettle TTEE
Ephraim H. Dockstader
Elg Family Trust
Mark Elg
Robert T. Firebaugh
Nick Fredrick
Sean Harrison
Paul W. Heisey TTEE
Paul A. Hill
Charles L. Horn
Eric Horton
JM Assets, LP
Joel Kaplan
Paul A. Kaye Family Trust
Lawrence M. Kellner
Klar Family Trust
Jerry I. Maine
J. Douglas Meador, Co-TTEE
Kevin Mohan
William E. Morgan
John A. Rowell
Thomas Rubin
John W. Russell
Joel Shapiro
Barbara J. Stubblefield
Bertram H. Witham
Gerald Yanowitz
Audrey M. Krauss
A.B. Southall III
Jose Luis Mendez
Dorthea Hardin
Denise Brathwaite
Theodore E. Roeth TTE
Phil Mitchell
Jerry Neugebauer
Dennis Trainor
Joel Yanowitz
Robert Mehl
Jeffrey McKellips

By:/s/ Timothy Betts
Timothy Betts, Attorney-in-fact

Dr. Jacob Varon, an individual
Franklin Rose, MD PA, an individual
Dr. Michael Ciaravino, an individual
Dr. Abdel Fustok, an individual
Dr. David Blumfield, an individual
Dr. Richard Nixon, an individual
Dr. Todd Siff, an individual
Tony Rotondo, an individual
Dr. Leon Etter, an individual
Dr. Ron Moses, an individual
Dr. Richard Hung, an individual
Dr. Eric Powitzky, an individual
Dr. Marc Labbe, an individual
Dr. Taylor Brown, an individual
Dr. David Tomaszek, an individual
Dr. David Jenson, an individual
Dr. Paul Kobza, an individual
Dr. Ron Buczek, an individual
Dr. Jose Reyes, an individual
Dr. Eric Pack, an individual
Dr. Eric Price, an individual
Dr. Bonaventure Ngu, an individual
Dr. Leonard Trahan, an individual
Dr. Chandler Mann, an individual
Dr. Ajay Kwatra, an individual
Stefan Kreuzer, an individual
Ken Lee, an individual
SJS 2006 Gift Trust
KBK 2006 Gift Trust
KV 2006 Gift Trust
Patrick C. McCulloch 2007 Gift Trust
FYM Partners, L.L.P.

By:/s/ Tony Rotondo
Tony Rotondo, Attorney-in-fact

Nobis Capital Advisors, Inc.

By:/s/ Thomas Rubin
Name: Thomas Rubin
Title: CEO

/s/Timothy Betts
Timothy Betts

/s/ Stephen Fleming
Stephen Fleming

30

___________________________
EXHIBIT A

Dr. Jacob Varon	6,921,577

Franklin Rose MD PA	1,674,291

Dr. Michael Ciaravino	756,291

Dr. Abdel Fustok	618,951

Dr. David Blumfield	599,331

F.Y.M. Partners, LLP	706,320

Dr. Richard Nixon	920,991

Tony Rotondo	6,293,737

Dr. Leon Etter	199,191

Dr. Ron Moses	78,480

Dr. Richard Hung	78,480

Dr. Eric Powitzky	78,480

Patrick C. McCulloch 2007 Gift Trust	478,620

Dr. Todd Siff	557,100

Dr. Marc Labbe	557,100

Dr. Taylor Brown	78,480

Dr. David Tomaszek	3,992,655

31

Dr. David Jenson	1,014,804

Dr. Paul Kobza	1,594,692

Dr. Ron Buczek	1,594,692

Dr. Jose Reyes	144,972

Dr. Eric Pack	869,832

Dr. Eric Price	724,860

Dr. Bonaventure Ngu	289,944

Dr. Leonard Trahan	434,916

Dr. Chandler Mann	434,916

Dr. Ajay Kwatra	289,944

SJS 2006 Gift Trust (Dr. Evan Collins)	803,271

KBK 2006 Gift Trust (Dr. Karre Kolstad)	803,271

KV 2006 Gift Trust (DDr. Kevin Varner)	803,271

Stefan Kreuzer	803,271

Ken Lee	803,271

32

BUILDING LEASE

ARTICLE 1
DEFINITIONS AND CERTAIN BASIC PROVISIONS

1.1	The following list sets out certain defined terms and certain financial and other information pertaining to this lease (“Lease” or sometimes “lease agreement”):

(a)	“Landlord”:	Islington, Ltd.

(b)	Landlord’s address:	c/o Jacobo Varon, M.D. 5835 Shady River, Houston, TX 77056

(c)	“Tenant”:	First Street Surgical Center, L.P. (in information)

(d)	Tenant’s Address:	411 South First Street
Bellaire, TX 77401-4441

(e)	Tenant’s trade name:	First Street Surgical Center

(f)	[INTENTIONALLY OMITTED]

(g)
“Demised Premises”: The building and adjacent parking lot located at 411 South First Street, Bellaire, Harris County, Texas 77041-441, which property is described or show on Exhibit “A” attached to this Lease. Exhibit “A” indicates the current plan for development of the Demised Premises; however, the parties agree that such exhibit is attached solely for the purpose of locating the Demised Premises and that no representation, warranty, or covenant is to buildings, tenants, ect. is subject to change at any time.

(h)
“Commencement Date”: The earlier of (1) the date upon which Tenant has received both a certificate of occupancy for the Demised Premises and license for the operation of the Demised Premises as a surgery center, or (2) April 1, 2003.

(i)
“Lease Term”: “Extension Option”: Commencing on the Commencement Date and continuing for TEN (10) years after the Commencement Date; provided that if the Commencement Date is a date other than the first day of a calendar month, the lease term with be for the number of years and months specified above plus the remainder of the calendar month in which the Commencement Date occurs. Landlord grants Tenant (but not any assignee of Tenant) an option to extend the initial ten year term of the Lease for up to TWO (2) consecutive additional FIVE (5) year terms (the “Additional Terms”). Tenant’s right to exercise such option terminates if: (a) this Lease or Tenant’s right to possession of the Premises is terminated, (b) Tenant fails to timely exercise the options, or (c) default exists at the time Tenant seeks to exercise the option. Landlord and Tenant agree that during each Additional Term, this Lease with continue as written with the monthly Base Rent calculated pursuant to Sections 1.1 (k) and 1.1 (I) below; provided however, that in no event shall the Base Rental be less than the Minimum Guaranteed Rent. The option to extend for the Additional Term must be exercised by written notice delivered to Landlord 180 days before the expirations of the then existing Additional Term. If Tenant fails to timely exercise the option for an Additional Term, then any and all option rights to subsequent Additional Terms shall terminate.

/initial/HV & JV

(j)	“Minimum Guaranteed Rent”: Tenant must pay to Landlord monthly a minimum amount equal to at least TWENTY-THREE THOUSAND AND NO/100 ($23,000.00) DOLLARS per month. Such

(k)	Minimum Guaranteed Rent in the amount of $23,000.00 is calculated without regard to the actual number of square feet in the Demised Premises.

(l)
“Base Rent”: Base Rent shall be the greater of: (1) Minimum Guaranteed Rent; or (2) the Adjusted Base Rent as calculated pursuant to Section 1.1(I). The Base Rent shall be adjusted each anniversary date of this lease agreement, provided however, the Base Rate shall never be less than the Minimum Guaranteed Rental. The Base Rent shall be due and payable monthly, in advance, on the first day of the month. The first monthly installment of Base Rent is due and payable on or before the Commencement Date. If the Commencement Date is a day other than the first day of a calendar month, then the Bases Rent for that month will be prorated on a  on a daily basis. If the Termination Date is a day other than the last day of a calendar month, then the Base Rent for that month will be prorated on a daily basis.

(m)
“Adjusted Base Rent”: Beginning on the first anniversary of the Commencement Date, the Base Rent will be adjusted on each anniversary of the Commencement Date (or nearest month-end for which data is published) (the “Adjustment Date”) to reflect increases in the Consumer Price Index for “All Urban Consumers, U.S. City Average, All Items” issued by the Bureau of Labor Statistics of the United States Department of Labor. The adjustments in the Base Rent will be determined by multiplying the Minimum Guaranteed Rental by a fraction, the numerator of which is the index number for the first month of the first year of the Term. If the product is greater than the Minimum Guaranteed Rent, Tenant will pay this greater amount as a Base Rent until the next rental adjustment. Base Rent will never be less than the Minimum Guaranteed Rent.  Landlord will notify Tenant of each adjustment to Base Rent no later than sixty days after the Adjustment Date.

(n)
Permitted use: Tenant and Tenant’s permitted subleases and assignees shall use can occupy the Demised Premises solely as a surgical center and medical professional building for ambulatory care/ surgical center/ and medical professional center. Tenant acknowledges that the above specification of a “permitted use” means only that Landlord has no objection to the specified use and does not include any representation or warranty by Landlord as to whether or not such specified use complies with applicable laws and/ or requires special governmental permits. In this regard Tenant acknowledges that this Section 1.1 (m) is subject to Article 3 and Sections 8.8 of this Lease.

1.1
Build- Out of Demised Premises. Landlord will construct Improvements in accordance with the Plans attached as Exhibit “B” and the Budget attached as Exhibit “C” hereto and upon issuance of a certificate of occupancy and license for operation of a surgery center, Tenant will accept the leased premises and reimburse the Landlord for all the Landlord’s out-of-pocket expenses paid through the Commencement Date ( as may be later supplement by expenses incurred thereafter or billings later received to third parties including but not limited to Interest, insurance and taxes during construction). All such improvements shall be considered either fixtures or real property and none of such shall be removed from the Demised Premises at the end of the Lease.

/initial/HV & JV

ARTICLE 2

GRANTING CLAUSE

Landlord leases the Demised Premises to Tenant upon the terms and conditions set forth in this Lease.

ARTICLE 3

DELIVERY OF PREMISES

This Article 3 is subject to any contrary requirements under applicable law; however, by entering this leases agreement, Tenant admits and agrees that Tenant was granted ample time and opportunity to inspect the Demised Premises and to have qualified experts inspect the Demised Premises prior to the execution of this Lease. Tenant agrees to and does hereby accept the Demised Premises, including all improvements located on the Demised Premises “AS IS” and “WHERE IS”, “WITH ALL FAULTS”, with Tenant accepting all defects. If any; and Landlord makes no warranty of any kind, express or implied, with respect to the Demised Premises including any Build- Out of the Demised Premises, further, and without limitation, Landlord makes no warranty as to the habitability, fitness or suitability of the Demised Premises (including any Build- Out of the Demised Premises) for a particular purpose nor as to the absence of any toxic or otherwise hazardous substances. Also, Tenant acknowledges and agrees that neither Landlord nor any of Landlord’s representatives and agents (all of such persons, including Landlord, being sometimes collectively referred to as “Landlord Related Persons”) have made or given any warranties, guaranties, or representations of any kind whatsoever, whether oral or written, express or implied; including without limitation, no express or implied warranties or representations regarding the water, soil or geology of the Demised Premises, the presences of or absence the hazardous or toxic substances as such terms are defined in federal, state or local laws, the status or effect of present zoning of platting, if any, of the Demise Premises, or regarding the past or present compliance of the Landlord with laws and regulations pertaining to health, safety, design, construction, accessibility, land use, environmental matters, pollution, or any laws pertaining to the handling, generating, treating, storage, transporting or disposing of hazardous substances.

ARTICLE 4

RENT

4.1        Rent accrues from the Commencement Date, and is payable to Landlord, at Landlord’s  address.

4.2        Tenant must pay to Landlord Base Rent installments in the amounts specified in Section 1.1 (k) of this Lease.  The first such monthly installment is due and payable on or before the Commencement Date, and subsequent installments are due and payable on or before the first day of each succeeding calendar month during the lease term; provided that if the Commencement Date is a date other than the first day of a calendar month, Tenant must pay on or before such date as Base Rent for the balance of such calendar month a sum equal to that proportion of the rent specified for the first full calendar month as herein provided, which the number of days from the Commencement Date to the end of the calendar month during which the Commencement Date falls bears to the total number of days in such month.

/initial/HV & JV

4.3        It is understood that the Base Rent is payable on or before the first day of each calendar month (in accordance with Section 4.1 and Section 4.2 above) without offset or deduction of any nature. In the event any rent or other amount owed to Landlord (including, without limitation, any amounts owed under the terms of this Article 4 or under Article 6 below)is not received by Landlord before the date which is 10 days after such amount’s due date, for any reason whatsoever, or if any payment for such an amount is by check which is returned for insufficient funds, then in addition to the past due amount, Tenant must pay to Landlord one of the following (the choice to be at the sole option of the Landlord unless one of the choices is improper under applicable law, in which event the other alternative will automatically be deemed to have been selected): (a) a late charge in an amount equal to five (5%) percent of the rent or other amount then due, in order to compensate Landlord for its administrative and other overhead expenses; or (b)interest on the rent or other amount then due at the maximum contractual rate which could legally be charged in the even of a loan of such amount to Tenant (but in no even to exceed 1 1/2 % per month), such interest to accrue continuously on any unpaid balance during the period commencing with the due date of such rent or other amount and terminating with the date on which Tenant makes full payment of all amounts owing to Landlord at the time of such payment. Any such late charge or interest payment is payable as additional rent under this Lease and is payable immediately on demand. If any payment for rent or other amount owed to Landlord (including, without limitation, any amounts owed under the terms of this Article 4 or under Article 6 below) is by check which is returned for insufficient funds, Tenant must immediately make the required payment to Landlord in good funds: moreover, Tenant must also pay to landlord all other amounts specified by the terms of this Lease (including, without limitation, interest or other charges required under the terms of this Article 4 or under Article 6 below), plus an additional fee of $150.00 to compensate Landlord for its expense and effort in connection with the dishonored check.

4.4        If Tenant fails in two consecutive months to make rent payments within ten days after they are due, Landlord, in order to reduce its administrative costs, may require, by giving written notice to Tenant ( and in addition to any late charge or interest accruing pursuant to Section 4.3 above, as well as any other rights and remedies accruing pursuant to Article 22 below, or any other provision of this Lease or at law), that Base Rents are to be paid quarterly in advance instead of monthly and that all future rent payments are to be made on or before the due date by cash, cashier’s check or money order and that the delivery of Tenant’s personal or corporate check will no longer constitute a payment of rent as provided in this Lease. Any acceptance of monthly rent payment or of a personal or corporate check thereafter by Landlord cannot be construed as a subsequent waiver of such rights.

/initial/HV & JV

ARTICLE 5

RECORDS AND FINANCIAL STATEMENTS

5.1        Tenant must with ten (10) days after a request from Landlord (but not more than once per calendar year), deliver to Landlord such records and financial statements as are reasonably required by Landlord to verify the net worth of Tenant and any guarantor of Tenant’s obligations under this Lease (including, without limitation, a balance sheet showing the then- current net worth of Tenant together with a profit and loss statement for the most current fiscal year of Tenant). Such statements much be certified to be correct by an officer of Tenant or an independent certified public accountant and must be prepared in accordance with generally accepted accounting principles. In the event that Tenant is a subsidiary comprising only the operations conducted at the Demised Premises, Tenant must also provide such statements from the parent company or larger business of which Tenant is part. In the event that Tenant is an individual, the financial statements must be prepared in accordance with generally accepted accounting standards governing personal financial statements and include all assets and liabilities of the individual, including the operations conducted at the Demised Premises as well as all other business activities. In lieu of financial statements, Landlord may request the individual’s most recent federal income tax return.

5.2        Landlord shall use reasonable good faith efforts to keep confidential all sales reports, records and financial statements supplied by Tenant; however, Landlord has the right to reveal such information to mortgages, prospective purchasers and mortgages (and agents in such regard) and to Landlord’s own managerial and administrative staff and consultants.

ARTICLE 6

TENANT’S RESPONSIBILITY FOR TAXES, OTHER REAL ESTATE CHARGES AND INSURANCE EXPENSES

6.1        Tenant is liable for all taxes levied against personal property and trade fixtures placed by Tenant in the Demised Premises. If any such taxes are levied against Landlord or Landlord’s property and Landlord elects to pay the same or if the assessed value of Landlord’s is increased by inclusion of personal property and trade fixtures placed by Tenant in the Demised Premises and Landlord elects to pay the taxes based on such increase, Tenant must pay Landlord upon demand that part of such taxes for which Tenant is primarily liable hereunder.

6.2        Tenant is also liable for all “real estate charges” (as defined below) and “insurance expenses” (as defined below) related to the Demised Premises or Landlord’s ownership of the Demised Premises. Tenant’s obligations under this Section 6.2 will be prorated during any partial year (i.e., the first year and the last year of the lease term). “Real estate charges” includes ad valerian taxes; general and special assessments; cost incurred in monitoring and disputing taxes, whether paid to an outside consultant or otherwise; parking surcharges; any tax or excise on rents; any tax or charge for governmental services (such as street maintenance or fire protection); and any tax or charge which replaces any of such above described “real estate charges”; provided, however, that “Real  estate charges” does not include any franchise, estate, inheritance or general income tax. “Insurance expenses” includes all premiums and other expenses incurred by Landlord for commercial liability insurance and Special Form or similar property insurance (plus whatever endorsements or special coverages which Landlord, in Landlord’s sole discretion, may consider appropriate).

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6.3        Landlord may, from time-to-time, make monthly or other periodic charges based upon the estimated annual total of all real estate charges and insurance expenses and direct that Tenant prepay monthly a pro rata portion of the prospective future payment (i.e., the prospective future payment divided by the number of months before the prospective future payment is due). Tenant agrees that any such prepayment directed by Landlord is due and payable monthly on the same day that Base Rent is due and is subject to adjustment at the end of the year on the basis of the actual real estate charges and insurance expenses for such year.

6.4        Tenant agrees that, as between Tenant and Landlord, Landlord has the sole and absolute right to contest taxes levied against the Demised Premises (other than taxes levied directly against Tenant’s personal property within, or sales made from, the Demised Premises). Therefore, Tenant, to the fullest extent permitted by law, irrevocably waives any and all rights that Tenant may have to receive from Landlord a copy of notices received by Landlord regarding the appraisal or reappraisal, for tax purposes, of all or any portion of the Demised Premises (including, without limitation, any rights set forth in 841.413 of the Texas Property Tax Code, as such may be amended from time-to-time).  Additionally, Tenant, to the fullest extent permitted by law, hereby irrevocably assigns to Landlord any and all rights of Tenant to protest or appeal any governmental appraisal or reappraisal of the value of all or any portion of the Demised Premises (including, without limitation, any rights set forth in 941.413 and 942.015 of the Texas Property Tax Code, as such may be amended from time-to-time). Tenant agrees without reservation that it will not protest or appeal any such appraisal or reappraisal before a governmental taxing authority without the express written authorization of Landlord.

ARTICLE 7

CONSTRUCTION BY TENANT

7.1        Tenant may, at any time and from time-to-time during the term of this Lease, erect, maintain, alter, remodel, reconstruct, rebuild, replace, and remove buildings and other improvements on the premises, and correct and change the contour of the premises, subject to the following:

a. Tenant bears the cost of any such work.

b. The Demised Premises must at all time be kept free of all mechanic’s and material men’s liens.

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c. Landlord must be notified of the time for beginning and the general nature of any such work, other than routine maintenance of the existing building or improvements, at the time the work begins.

d. The conditions of Section 7.4 concerning Landlord’s approving plans must be followed.

7.2        Landlord must make reasonable efforts to cooperate with Tenant concerning easements, dedications, zoning, and restrictions of the Demised Premises, provided however, Tenant shall exclusively bear the costs and expenses incurred by Landlord in taking such actions or providing such cooperation.

7.3        [INTENTIONALLY OMITTED.]

7.4        The following rules govern Landlord’s approving construction additions, and alterations of the building or other improvements on the Demised Premises:

a.           Written Approval Required. No building or improvement may be constructed on the Demised Premises unless the plans, specifications, and proposed location of the building or other improvement has received Landlord’s written approval and the building or other improvement complies with the approved plans and specifications and proposed location. No material addition to or alteration of any building or structure erected on the Demised Premises may be begun until plans and specifications covering the exterior of the proposed addition or alteration have been first submitted to and approved by the Landlord.

b.           Submission of Plans. Tenant must, at its own expenses, engage a licensed architect or engineer to prepare plans and specifications for constructing a surgical center and medical professional building or additions or alterations to buildings that require Landlord’s approval under subparagraph a above. Tenant must submit three (3) copies of detailed working drawings, plans, and specifications for constructions and or alterations to buildings or improvements for any such projects for Landlord’s approval before the project begins.

c.            Landlord’s Approval. Landlord will promptly review and approve all plans submitted under subparagraph b above or note in writing any required changes that must be made to plans. Any required changes must be made and resubmitted to Landlord.

d.           Effect of Approval. Landlord’s approval of any plans applies only to the conformity of the plans to the general architectural or engineering design, and Landlord, by approving the plans and specifications, assumes no liability or responsibility for the architectural or engineering design or for any defect in any building or improvement constructed from the plans or specifications.

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7.5         Any buildings, improvements, additions, alterations, and fixtures constructed, paced or maintained on the Demised Premises during the term of the Lease are considered part of the real property of the Demised Premises and must remain on the Demised Premises and become the property of the Landlord when the lease terminates. Further, all plans and specifications for constructing a surgical center and medical professional building or additions or alterations to building (including detailed working drawings, plans, and specifications for construction and or alterations to building or improvements) prepared at the direction of Tenant for the Demised Premises shall be the property of the Landlord.

7.6         All construction work done by Tenant within the Demised Premises must be performed in a good and workmanlike manner and in compliance with all governmental requirements. Tenant agrees to indemnify Landlord and hold Landlord harmless against any loss, liability, or damage resulting from such work, and Tenant must, if requested by Landlord, furnish a bond or other security satisfactory to Landlord against any such loss, liability or damage.

7.7         In the event Tenant uses a general contractor to perform construction work within the Demised Premises, Tenant must prior to the commencement of such work, require such general contractor to execute and record a Bond to Pay Claims (the “Bond”) in accordance with Chapter 53, Subchapter I of the Texas Property Code, as such may be amended, superseded or replaced from time-to-time, and must deliver a copy of the recorded Bond to Landlord. The delivery of the Bond within the time period set forth above is a condition precedent to Tenant’s ability to enter on and begin its construction work at the Demised Premises and, if applicable, to any reimbursement from Landlord for the cost of the construction work.

ARTICLE 8

ENCUMBRANCE OF LEASEHOLD ESTATE

Tenant may, at any time and from time-to-time, encumber the leasehold interest, by deed of trust mortgage, or other security instrument without obtaining the Landlord’s consent, but no such encumbrance constitutes a lien on Landlord’s fee title. The indebtedness secured by the encumbrance will at all time be and remain inferior and subordinate to all conditions, covenants, and obligations of this Lease and all of Landlord’s rights under this Lease.

ARTICLE 9

USE AND CARE OF DEMISED PREMISES

9.1         Tenant must commence business operations in the Demised Premises on or immediately after the Commencement Date and must operate is business in an efficient, high class and reputable manner. Tenant must not at any time leave the Demised Premises vacant, but must in good faith continuously throughout the term of this Lease conduct and carry on in the entire Demised Premises the type of business for which the Demised Premises is leased. Tenant agrees that if Tenant fails to operate its business on the Demised Premises or deserts or vacates the Demised Premises, then Tenant must pay monthly at the same time Base Rent is due.

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9.2         The Demised Premises may be used only for the purpose or purposes specified in Section 1.1 (m) above, and only under the trade name specified in Section 1.1 (e) above, (or, if Section 1.1 (e) is not filled in, any trade name approved in advance in writing by Landlord), and for no other purpose and under no other trade name.

9.3         Tenant must not, without Landlord’s prior written consent, keep anything within the Demised Premises or use the Demised Premises for any purpose which creates a risk of toxic or otherwise hazardous substances or which increases the insurance premium cost or invalidates any insurance policy carried on the Demised Premises or other parts of the Demised Premises. Tenant must comply with all regulations and requirements of applicable health and safety authorities for the disposal of medical wastes. Tenant must arrange for regular and frequent disposal of such medical wastes. All property kept, stored or maintained within the Demised Premises by Tenant is at Tenant’s sole risk. Tenant indemnifies Landlord and holds Landlord harmless from and against any and all liability, liens, claims, demands, damages, expenses, fees, costs, fines, penalties, suits, proceedings, actions and causes of action (including, without limitation all attorneys’ fees and expenses) arising out of or relating to, directly or indirectly, any violation or alleged violation by Tenant of any law, rule, regulation, relating to the Demised Premises (“Environmental Laws”), now existing or hereafter arising, except for violations of Environmental Laws caused by Landlord. This indemnification survives the expiration or termination of this Lease. Tenant must immediately notify Landlord if Tenant suspects, discovers or receives notice with Landlord in identifying and investigating any such violation or suspected violation. Tenant further agrees to abide by the terms of any and all protocols, procedures and agreements of which Landlord gives Tenant written notice and which address the detection, management or remediation of environmental or health hazards at the Demised Premises.

9.4         Tenant is responsible for keeping the Demised premises secure and the expenditures related thereto (to at least be generally in keeping with similar Demised Premises within the same geographical area as the Demised Premises). TENANT ACKNOWLEDGES AND AGREES THAT LANDLORD MAKES NO REPRESENTATION OR WARRANTY REGARDING THE SECURITY OF THE DEMISED PREMISES OR THE MANNER OR ADEQUACY OF SECURITY SERVICES TO BE PROVIDED BY TENANT.

9.5         Tenant must not permit any objectionable or unpleasant noises or odors to emanate from the Demised Premises; nor place or permit any radio, television, loudspeaker or amplifier on the roof or outside the building or the Demised Premises or where the same can be seen or heard from outside the building: nor place any antenna, equipment, awning, fixture or other projection on the exterior of or above the Demised Premises; nor take any other action which would constitute a nuisance or would disturb the peace; nor permit any unlawful or immoral practice to be carried on or committed o the Demised Premises; nor do anything which would tend to injure the reputation of the demised premises. In the event Tenant uses all or any portion of the Demised Premises for food preparation, Tenant must comply with all regulations and requirements of applicable health and safety authorities, including, if required by such authorities, installing an adequate grease trap (or verifying that the existing grease trap, if there is one, is adequate). Tenant must arrange for regular and frequent cleaning of any such grease trap so as to fully and completely prevent any overflow of the grease trap.

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9.6         Tenant must take good care of the Demised Premised and keep the Demised Premises free from waste at all times. Tenant must not overload the floors in the Demised Premises, nor deface or injure the Demised Premises. Tenant at all times must keep the Demised Premises neat, clean and free from dirt and rubbish; must take care that dirt, refuse and garbage from or connected with the Demised Premises does not collect on the sidewalks, service ways and loading areas adjacent to or serving the Demised Premises or any other portion of the Demised Premises; and must keep the sidewalks, service ways and loading areas adjacent to or serving the Demised Premises free from ice and snow. Tenant must store all trash and garbage with the Demised Premises and deposit in the trash dumpster or other container designated for such type of trash and garbage. Tenant will arrange for the regular pick-up of such trash and garbage, as well as medical waste, at Tenant’s sole cost and expense. Tenant must not operate an incinerator or burn trash or garbage within the Demised Premises.

9.7         Tenant must include the address and identity of its business activities in the Demised Premises in all advertisements made by Tenant in which the address and identity of any similar local business activity of Tenant is mentioned.

9.8         Tenant must procure at its sole expense any permits and licenses required for the transaction of business in the Demised Premises and otherwise comply with all applicable laws, ordinances and governmental regulations. In addition, if the nature of Tenant’s business makes it advisable for Tenant to take any extra precautions (for example, in the case of a business which is affected by so-called “dram shop” laws, Tenant’s compliance with all “dram shops” educational programs and procedures), Tenant must take all such extra precautions, At Landlord’s request, Tenant must deliver to Landlord copies of all such permits and licenses and proof of Tenant’s compliance with all such laws, ordinances, governmental regulations and extra precautions.

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ARTICLE 10

MAINTENANCE AND REPAIR OF DEMISED PREMISES

10.1       At all times during the term of the Lease, Tenant must keep and maintain all buildings and improvements in good state of appearance and repair at Tenant’s sole cost and expenses. The provisions of the first sentence of this Section 10.1 are expressly recognized to be subject to the provision of Article 3, Article 17 and Article 18 of this Lease. Tenant must keep the Demised Premises in good, clean and habitable condition and must at its sole cost and expense keep the Demised Premises free of insects, rodents, vermin and other pests and make all needed repairs and replacements, including replacement of cracked or broken glass; except for repairs and replacements required under the provisions of Article 17 and Article 18. Without limiting the coverage of the previous sentence, it is understood that Tenant’s responsibilities therein include the repair and replacement of all lighting, hearting and air conditioning, plumbing and other electrical, mechanical and electromotive installation, equipment and fixtures and also include all utility repairs in ducts, conducts, pipes and wiring, and any sewer stoppage located in any lines which exclusively sever the Demised Premises, regardless of when or how the defect or other cause for repair or replacement occurred or became apparent. If any repairs required to be made by Tenant hereunder are not made within ten days after written notice delivered to Tenant by Landlord or, in the case of situation which by its nature requires an immediate response or a response within less than ten (10) days, Landlord may at its option make such repairs without liability to Tenant for any loss or damage which may result to its business by reason of such repairs; and Tenant must pay to Landlord upon demand, as additional rent hereunder, the cost of such repairs plus interest at the maximum contractual rate which could legally be charged in the event of a loan of such payment to Tenant (but in no event to exceed 1 ½ % per month), such interest to accrue continuously from the date of payment by Landlord until repayment by Tenant. At the expiration of this Lease, Tenant must surrender the Demised Premises in good condition, excepting reasonable wear and tear and losses required to be restored under Article 17 and Article 18 of this Lease.

ARTICLE 11

[INTENTIONALLY OMITTED]

ARTICLE 12

LANDLORD’S RIGHT OF ACCESS

12.1       Landlord is entitled to enter upon the Demised Premises at any time for the purpose of inspecting the same, or of showing the Demised Premises to prospective purchasers, tenants or lenders, or of making repairs to the Demised Premises, or of making repairs, alterations or additions to (a) adjacent premises, or (b) the building systems serving the buildings within which the Demised Premises are located or serving any other tenant premises within such building.

12.2       Tenant will permit Landlord to place and maintain “For Rent” or “For Lease” signs on the Demised Premises during the last 180 days of the lease term, it being understood that such signs in no way affect Tenant’s obligations pursuant to Section 13.1 or any other provision of this Lease.

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ARTICLE 13

SIGNS; STORE FRONTS

13.1       Tenant agrees to install first-class signage on the Demised Premises, acceptable to Landlord in its sole discretions, on or prior to the Commencement Date and to maintain such signage during the term of this Lease. Tenant agrees that if Tenant fails to install or maintain such sign as required in this Section 13.1, then Tenant must pay monthly at the same time Base Rent is due, as liquidated damages (it being understood and agreed that actual damages would very difficult to assess, but such liquidated damages are a fair estimate of the actual  damages), an amount equal to fifteen percent (15%) of the Base Rent payable for the month (or months) in which Tenant does not have the required signage, or does not have well-maintained signage, on the Demised Premises. The liquidation damages described above do not and cannot be deemed to limit Landlord’s rights under Article 22 of this Lease.

13.2       Tenant must not, without Landlord’s prior written consent (a) make any changes to the building front, or (b) install any exterior signs, windows, or door lettering, placards, or advertising media of any type, lighting, decorations, paintings, awnings, canopies or the like, or (c) erect or install any interior signs; window or door lettering, placards, decorations, or advertising media of any type within three (3) feet of any exterior storefront, window, or wall. All signs, lettering, placards, banners, portable signs, decorations and advertising media (including the sign required by Section 13.1 above) must conform in all respects to the sign criteria established by Landlord for the Demised Premises from time-to-time tin the exercise of its sole discretion. All signage (including, without limitation, the signage required by Section 13.1 above) is subject to Landlord’s requirements as to construction, method of attachment, size, shape, height, lighting, color and general appearance. Tenant must keep all signs in good condition and in proper operating order at all times.

ARTICLE 14

UTILITIES

14.1       Tenant must promptly pay all charges for electricity, water, gas, telephone service, trash removal, sewer service and other utilities furnished to the Demised Premises. Landlord may, if it so elects, furnish one or more utility services as are tendered by Landlord, and must pay on demand as additional rent the rates established therefore by Landlord which cannot exceed the rates which would be charged for the same services if furnished directly by the local public utility companies. Landlord may at any time discontinue furnishing any such service without obligation to Tenant other than to connect the Demised Premises to the public utility, if any, furnishing such service. In addition, if certain utilities are furnished to the Demised Premises in common with other premises, then Landlord may (a) estimate the amount used by each tenant and bill each tenant accordingly, or (b) install, at Tenant’s expense, a sub-meter, in which event Landlord will bill each tenant for the amount used according to that tenant’s sub-mete. Any amounts Landlord bills to Tenant under the terms of this Section 14.1 will be considered additional rent and will be due within thirty (30) days after the date upon which Landlord delivers such bill to Tenant.

14.2       Landlord is not liable for any interruption whatsoever in utility services.

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ARTICLE 15

INSURANCE COVERAGES

15.1       Tenant must, at Tenant’s sole cost and expense, procure and maintain the insurance described below in accordance with the requirement set forth below:

a.	The minimum insurance coverages are as follows:

i.
            Property  insurance (the “Tenant’s Property Insurance”) which covers: (a) the Demised Premises for damages to the Demised Premises in the amount of $__ million for comprehensive (property) damages; (b) all of Tenant’s personal property in, on, at, or about the Demised Premises, including, without limitation, Tenant’s furniture, trade fixtures, equipment, inventory, and merchandise (collectively,  “Tenant’s Personal Property”); and (c) all improvements must be written on the broadest available “special form” policy form; must include an agreed- amount endorsement for no less than one hundred percent (100%) of the full replacement cost of the Tenant’s Personal Property (new, without deduction for depreciation), the Demised Premises and improvements to the Demised Premises; must by written in amounts of coverage that meet any coinsurance requirements of the policy or policies; must include vandalism and malicious mischief coverage and sprinkler coverage; and must name Landlord as an “insured as its interest may appear.”

ii.
Commercial general liability insurance (“Tenant’s Liability Insurance”) written on an “occurrence” policy form, covering Bodily Injury, Property Damage, and Personal Injury (all as defined in Section 16.2 below), arising out of or relating, directly or indirectly, to Tenant’s business operations, conduct, assumed liabilities, or use or occupancy of the Demised Premises. Tenant’s Liability Insurance must include the broadest available form of contractual liability coverage. It is the intent of Landlord and Tenant that Tenant’s contractual liability coverage will provide coverage to the maximum extent possible of Tenant’s indemnification obligations under this Lease. The minimum acceptable limits for Tenant’s Liability Insurance are $2,000,000 per occurrence. Tenant must cause the Landlord Parties (as defined in Section 16.2 below) to be named as “additional insureds” by endorsement satisfactory in form and substance to Landlord.

iii.
Worker’s Compensation Insurance and Employer’s Liability Insurance. The minimum acceptable limits for the Worker’s Compensation Insurance are as set forth in the applicable statutes of the State of Texas and for the Employer’s Liability Insurance are $500,000 per each accident, $500,000 disease per employee, and $500,000 disease policy limit. All such policies must contain waivers of subrogation in favor of Landlord.

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iv.
At all times during which construction work is being performed by or on behalf of Tenant at the Demised Premises, Tenant must maintain “Builder’s Risk” insurance, covering the full replacement value of all such work being performed, naming Landlord as an “insured as its interest may appear,” and being written in amounts of coverage that meet any coinsurance requirements of the policy or policies.

b.
The insurance requirements set forth in Section 15.1 (a) are independent of Tenant’s waiver, indemnification, and other obligations under this Lease and cannot be construed or interpreted in any way to restrict, limit, or modify Tenant’s waiver, indemnifications and other obligations or to limit any way Tenant’s liability under this Lease.  In addition to the requirements set forth in Section 15.1 (a), each insurance company issuing one or more of policies of insurance Tenant is required to carry under this Article 15 must have a rating of no less than A:VIII IN THE CURRENT Best’s Insurance Guide or A- in the current Standard and Poor Insurance Solvency Review and must be admitted to engage in the business of insurance in the State of Texas. The insurance Tenant is required to carry under this Lease must be primary insurance for all claims under such insurance and must provide that any insurance carried by the Landlord Parties is strictly excess, secondary, and noncontributing with any insurance carried by Tenant.  The insurance Tenant is required to carry under this Lease must  provide that it cannot be canceled, not renewed, or be subject to a change in coverage or limits of coverage except after thirty (30) days prior written notice to Landlord and Landlord’s lenders. Tenant is permitted to provide its insurance through a blanket policy as long as Tenant, at Tenant’s sole cost and expense, procures a “per location” endorsement or an equivalent reasonably acceptable to Landlord.

c.
Tenant must deliver to Landlord adequate proof that Tenant is carrying the type and amount of insurance coverage required by this Lease before Tenant enters onto the Demised Premises and at any time (but no more than twice per year) upon request from Landlord. Additionally, Tenant must deliver to landlord, no less than thirty (30) days before the expiration date of any policy, adequate proof that Tenant has obtained renewal or replacement coverage for at lease one (1) year immediately following such expiration. While the following checklist does not override the requirements of the preceding sentences, it is intended to give Tenant a preliminary checklist of the insurance documentation Landlord requires:

☐	ACORD Form 27 “Evidence of Insurance” (for Property Insurance, Builder’s Risk Insurance, Commercial General Liability Insurance, Worker’s Compensation Insurance, and Employers’ Liability Insurance).

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☐	Copies of all additional insured endorsements (which must be on ISO Form 2026 or an ISO form which replaces such form).
☐	Copies of all loss payee endorsements.
☐	Copies of all mortgagee clauses.
☐	Copies of all waivers of subrogation.

ARTICLE 16

WAIVER OF LIABILITY: WAIVER OF SUBROGATION

16.1       To the fullest extent permitted by law, Tenant hereby indemnifies and holds the Landlord Parties (as defined in Section 16.2 below) harmless from and against all Claims (as defined in Section 16.2 below) arising from (i) any Personal Injury, Bodily Injury, or Property Damage (all as defined in Section 16.2 below) whatsoever in the Demised Premises, and (ii) any Bodily Injury to any employee of any Tenant Party (as defined in Section 16.2 below) and “(ii)” above are referred to in this Lease collectively as the “Matters Indemnified by Tenant” and individually as a “Matter Indemnified by Tenant”. To the fullest extent permitted by law, Tenant, on behalf of all Tenant Parties, waives any and all Claims against the Landlord Parties arising from (i) any of the Matters Indemnified by Tenant, and (ii) any loss or damage to property of a Tenant Party located in the Demised Premises by casualty, theft or otherwise. Tenant, at Tenant’s expense, must assume on behalf of the Landlord Parties and conduct with due diligence and in good faith the defense of any Matter Indemnified by Tenant. The defense must be by counsel satisfactory to Landlord, but Landlord further agrees to cooperate in Tenant’s defense of any action or proceeding brought by a person or entity in connection with any Matter Indemnified by Tenant. Any final settlement by Tenant of any action or proceeding in connection with any Matter Indemnified by Tenant must be approved by Landlord, which approval may not be unreasonably withheld or delayed. Each Landlord Party was the right, at its option, to be represented by advisory counsel of its own selection and at its own expense. In the event of failure by Tenant to fully perform in accordance with this indemnification, each Landlord Party, at its option, and without relieving Tenant of its obligations under this Section 16.1, may so perform, but Tenant must reimburse such Landlord Party for all costs and expenses so incurred, together with interest at the maximum contractual rate permitted at law.  Tenant’s obligations under this Section 16.1 are not and cannot be deemed to be limited to damages, compensation or benefits payable under insurance policies, worker’s compensation acts, disability benefit acts or other employees’ benefit acts.

16.2	The following terms have the following definitions:

“Bodily Injury,” “Personal Injury,” and “Property Damage” have the same meanings as in the standard form of commercial general liability insurance policy.

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“Claims” means any and all liabilities, claims, damages (including, consequential damages); losses, penalties, demands, causes of action (whether in tort or contract, in law or at equity, or otherwise), suits judgments, disbursements, charges, assessments, and expenses (including attorney’s and experts’ fees and expenses) incurred in investigation, defending, or prosecuting any litigation, claim, proceeding, or cause of action (whether in tort or contract, in law or at equity, or otherwise).

“Landlord Parties” means (a) Landlord, Landlord’s partners, affiliated companies of Landlord or of any partner of Landlord, (b) Landlord’s lenders, and (c) as to each of the persons or entities listed in “(a)” and “(b)” above, the following persons or entities: such person or entity’s partners, partners of their partners, and any successors, assigns, heirs, personal representatives, devisees, agents, stockholders, officers, directors, employees, and affiliates.

“Landlord Party” means any one of the Landlord Parties.

“Tenant Parties” means (a) Tenant itself, (b) any contractor of Tenant, (c) the employees of Tenant or of any contractor of Tenant, (d) any person that Tenant or any contractor of Tenant’s controls or exercises control over, (e) any invitee of Tenant, (f) any licensee of Tenant, (g) subtenants of Tenant, (h) as to each of the persons or entities listed in “(a)” through and including “(g)” above, the following persons; such person or entity’s partners, partners of their partners, and all successors, assigns, heirs, personal representatives, devisees, agents, stockholders, officers, directors, employees, and affiliates of such parties.

“Tenant Party” means any one of the Tenant Parties.

16.3       Except as set forth in the next-succeeding sentence, the indemnities and waivers contained in Section 16.1 apply regardless of the active or passive negligence or sole, joint, concurrent, or comparative negligence of the Landlord Parties and regardless of whether liability without fault or strict liability is imposed or sought to be imposed on any of the Landlord Parties. If the final judgment of a court of competent jurisdiction establishes, under the principles of comparative negligence in the State of Texas, that the gross negligence or willful misconduct of a Landlord Party proximately caused a percentage of the damage suffered by a third party, then, as to such percentage only, the indemnities and waivers contained in Section 16.1 will not apply to such Landlord Party, but will apply to any damage in excess of such percentage and to all of the other Landlord Parties. Except as set forth in the next- succeeding sentence, the indemnities and waivers contained in Section 16.2 apply regardless of the active or passive negligence or sole, joint, concurrent, or comparative negligence of the Tenant Parties and regardless of whether liability without fault or strict liability is imposed or sought to be imposed on any of the Tenant Parties. If the final judgment of a court of competent jurisdiction establishes, under the principles of comparative negligence in the State of Texas, that the gross negligence or willful misconduct of a Tenant Party proximately caused a percentage of the damage suffered by a third party, then, as to such percentage only, the indemnities and waivers contained in Section 16.2 will not apply to such Tenant Party, but will apply to any damage in excess of such percentage and to all of the other Tenant Parties.

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16.4       Tenant hereby releases the Landlord from any and all liability or responsibility to the Tenant, or to any other party claiming through or under Tenant by way of subrogation or otherwise, for any loss or damage to property caused by a casualty which is insurable under standard “all risk” or “special form” or similar property insurance and agree to obtain an endorsement to that effect in their respective “all risk” or “special form” or similar property insurance policies which are readily available in the marketplace contain a clause or permit an endorsement to the effect that any such release does not adversely affect or impair the policy or the right of the insured party to receive proceeds under the policy; provided, further, that this release is not applicable to the portion of any damage which is not reimbursed by the damaged party’s insurer because of the “deductible” in the damaged party’s insurance coverage or otherwise. The release specified in the Section 16.4 is cumulative with any release or exculpations which may be contained in other provisions of this Lease.

ARTICLE 17

DAMAGES BY CASUALTY

17.1       Tenant must give immediate written notice to the Landlord of any damage caused to the Demised Premises by fire or other casualty.

17.2       In the event that the Demised Premises are damaged or destroyed by fire or any other casualty, regardless of the extent of the damage or destruction, Landlord agrees to deliver to Tenant within ninety (90) days after Tenant delivers to Landlord written notice required by the terms of Section 17.1 above, a realistic construction schedule, prepared by a reputable general contractor acceptable to Landlord, setting forth such general contractor’s estimated time periods to substantially complete the repair and reconstruction. Thereafter, within six (6) months of the date of the damage or destroyed building or improvement and pursue the repair, reconstruction or replacement with reasonable diligence so as to restore the building to substantially the same condition it was in before the casualty.

17.3       In the event the Demised Premises are damaged or destroyed by fire or other casualty, and the holder of any mortgage, deed of trust or other lien senior to this Lease elects under the terms of its security documents to apply all or any portion of the insurance proceeds to the reduction of Landlord’s indebtedness, then Landlord’s indebtedness, then Landlord may terminate this Lease within sixty (60) days after Landlord delivers the Construction Schedule to Tenant. Any termination under this Section 17.3 will be effective on the date such notice is delivered to Tenant. If Landlord fails to terminate this Lease in the manner set forth above, then Landlord will be deemed to have waived the termination right under this Section 17.3.

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17.4       Tenant agrees that during any period of reconstruction or repair of the Demised Premises, it will continue the operation of its business within the Demised Premises to the extent practicable. During the period from the occurrence of any casualty at the Demised Premises until Landlord’s required repairs are completed, the Base Rent will be reduced to such extent as may be fair and reasonable under the circumstances; however, there will be no abatement of the other charges provided for in this Lease.

ARTICLE 18

EMINENT DOMAIN

18.1       If more than thirty (30%) percent of the floor area of the Demised Premises should be taken for any public or quasi-public use under any governmental law, ordinance or regulation or by right of eminent domain or by private purchase in lieu thereof, this Lease will terminate effective on the date physical possession is taken by the condemning authority.

18.2       If less than thirty percent (30%) of the floor area of the Demised Premises should be taken as aforesaid, this Lease will not terminate; however, the Base Rent payable hereunder during the unexpired portion of this Lease will be reduced in proportion to the area taken, effective on the date physical possession is taken by the condemning authority. Following such partial taking, Landlord must make all necessary repairs or alterations to the remaining Demised Premises.

18.3       All compensation awarded for any taking (or for the proceeds of private sale in lieu thereof) of the Demised Premises is this property of Landlord, and Tenant hereby assigns its interest in any such award to Landlord; provided, however, Landlord has no interest in any award made to Tenant for Tenant’s moving and relocation expenses or for the loss of Tenant’s fixtures and other tangible personal property if a separate award for such items is made to Tenant, as long as such separate award does not reduce the amount of the award that would otherwise be awarded to Landlord.

ARTICLE 19

ASSIGNMENT AND SUBLETTING

19.1       Tenant is not permitted to assign or in any manner transfer this Lease or any estate or interest therein, or sublet the Demised Premises or any part thereof, or grant any license, concession or other right of occupancy of any portion of the Demised Premises without the prior written consent of Landlord. Landlord agrees that it will not withhold consent in a wholly unreasonable and arbitrary manner (as further explained in Section 28.4 of this Lease); however, in determining whether or not to grant its consent, Landlord is entitled to take into consideration factors such as the experience, reputation and financial condition of the proposed transferee, and the then-current market conditions (including market rents). In addition, Landlord is entitled to charge Tenant a reasonable fee for processing Tenant’s request. Consent by Landlord to one or more assignments or subletting does not operate as a waiver of Landlord’s rights as to any subsequent assignments and sublettings.

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19.2       If Tenant is a corporation, partnership or other entity and if at any time during the term of this Lease the person or person who own a majority of either the outstanding voting rights or the outstanding ownership interests of Tenant at the time of the execution of this Lease cease to own a majority of such voting rights or ownership interests or otherwise lose control (except as a result of transfers by devise or descent), then such loss of a majority of such voting rights or ownership interests or control will be deemed to be an assignment of this Lease by Tenant and, therefore, subject in all respects to the provisions of Section 19.1 above.

19.3       Any assignee of sublease of an interest in and to this Lease will be deemed, by acceptance of such assignment or sublease or by taking actual or constructive possession of the Demised Premises, to have assumed all of the obligations set forth in or arising under this Lease. Such assumption will be effective as of the earlier of the date of such assignment or sublease or the date on which the assignee or subleasee obtains possession of any portion of the Demised Premises.

19.4       Notwithstanding any assignment or subletting, Tenant and any guarantor of Tenant’s obligations under this Lease will at all times remain fully responsible and liable for the payment of the rent herein specified and for compliance with all of its other obligation under this Lease (even if future assignments and sublettings occur subsequent to the assignment or subletting by Tenant, and regardless of whether or not Tenant’s approval has been obtained for such future assignments or sublettings). Moreover, in the event that the rent due and payable by a subleasee (or a combination of the rent payable under such sublease plus any bonus or other consideration there for or incident thereto) exceeds the rent payable under this Lease, or if with respect to a permitted assignment, permitted license or other transfer by Tenant permitted by Landlord, the consideration payable to Tenant by the assignee, licensee or other transferee exceeds the rent payable under this Lease, then Tenant is bound and obligated to pay Landlord all such excess rent and other excess consideration within ten (10) days following receipt thereof by Tenant from such subleasee, assignee, licensee or other transferee , as the case may be. Finally, in the event of an assignment or subletting, it is understood and agreed that Tenant will receive all rents paid to Tenant by an assignee or subleasee in trust for Landlord, to be forwarded immediately to Landlord without offset or reduction of any king; and upon election by Landlord such assignee or subleasee must pay all rents directly to Landlord as specified in Article 4 of this Lease (to be applied as a credit and offset to Tenant’s rent obligation).

19.5       Tenant is not permitted to mortgage, pledge or otherwise encumber its interest in this Lease or in the Demised Premises except as provided in Article 8.

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19.6       In the event of the transfer and assignment by Landlord of its interest in this Lease and in the building containing the Demised Premises to a person expressly assuming Landlord’s obligations under this Lease, Landlord will thereby be released from any further obligations hereunder, and Tenant agrees to look solely to such successor-in-interest of Landlord for performance of such obligations. Any security give by Tenant to secure performance of Tenant’s obligation hereunder may be assigned and transferred by Landlord to such successor-in-interest and Landlord will thereby be discharged of any further obligations relating thereto.

ARTICLE 20

SUBORDINATION; ATTORNMENT; ESTOPPELS

20.1       Tenant accept this Lease subject and subordinate to any mortgage, deed of trust or  other lien presently existing or placed upon the Demised Premises or any portion of the Demised Premises which includes the Demised Premises, and to any renewals and extensions thereof. Tenant agrees that any mortgagee has the right at any time to subordinate its mortgage, deed of trust or other lien to this Lease; provided, however, notwithstanding that this Lease may be (or be made to be) superior to a mortgage, deed of trust or other lien, the mortgage will not be liable for prepaid rents, security deposits and claims occurring during Landlord’s ownership; further provided that the provisions of a mortgage, deed of trust or other lien relative to the rights of the mortgagee with respect to proceeds arising from an eminent domain taking (including a voluntary conveyance by Landlord) and provisions relative to proceeds arising from Insurance payable by reason of damage to or destruction of the Demised Premises will be prior and superior to any contrary provisions contained in this instrument with respect to the payment or usage thereof. Landlord is herby irrevocably vested with full power and authority to subordinate this Lease to any mortgage, deed of trust or other lien hereafter place upon the Demised Premises, and Tenant agrees upon demand to execute such further instruments subordinating this Lease as Landlord may request; provided, however, that upon Tenant’s written request and notice to Landlord, Landlord must use good faith effort to obtain from any such mortgagee a written agreement that after a foreclosure (or a deed in lieu of foreclosure) the rights of Tenant will remain in full force and effect during the term of this Lease so long as Tenant recognizes and performs all of the covenant and conditions of this Lease.

20.2       At any time when the holder of an outstanding mortgage, deed of trust or other lien covering Landlord’s interest in the Demised Premises has given Tenant written notice of its interest in this Lease, Tenant may not exercise any remedies for default by Landlord hereunder unless and until the holder of the indebtedness secured by such mortgage, deed of trust or other lien has received written notice of such default and a reasonable time (not less than 30 days) has thereafter elapsed without the default having been cured.

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20.3       Tenant agrees that it will from time-to-time upon request by Landlord execute and deliver to Landlord a written statement addressed to Landlord (or to party designated by Landlord), which statement must identify Tenant and this Lease, must certify that this Lease is unmodified and in full force and effect as so modified), must confirm that Landlord is not in default as to any obligations of Landlord under this Lease (or if Landlord is in default, specifying any default), must confirm Tenant’s agreements contained above in this Article 20, and must contain such other information or confirmations as Landlord may reasonably require. Landlord is hereby irrevocably appointed and authorized as the agent and attorney-in-fact of Tenant to execute and deliver any such written statement on Tenant’s behalf if Tenant fails to do so within seven (7) days after the delivery of a written request from Landlord to Tenant.

ARTICLE 21

[INTENTIONALLY OMITTED]

ARTICLE 22

DEFAULT BY TENANT AND REMEDIES

22.1       The following events will be deemed to be events of default by Tenant under this Lease.

(a)           Tenant fails to pay any installment of rent or any other obligation under this Lease involving the payment of money and such failure continues for a period of ten (10) days after written notice thereof to Tenant; provided, however, that for any twelve (12) month period during which Landlord has already given Tenant one written notice of the failure to pay an installment of rent, no further notice will be required (i.e.,  the event of default will automatically occur on the tenth day after the date upon which the rent was due.)

(b)           Tenant fails to comply with any provision of this Lease, other than as described in Subsection (a) above, and either does not cure such failure within fifteen (15) days after written notice thereof to Tenant, or cures that particular failure but again fails to comply with the same provision of the Lease within three months after Landlord’s written notice.

(c)           Tenant or any guarantor of Tenant’s obligation under this Lease becomes insolvent, or makes a transfer in fraud of creditors, or makes an assignment for the benefit of creditors.

(d)           Tenant or any guarantor of Tenant’s obligations under this Lease files a petition under any section or chapter of the federal Bankruptcy Code, as amended, or under any similar law or statute of the United States of any state thereof; or Tenant or any guarantor of Tenant’s obligations under this Lease is adjusted bankrupt or insolvent in proceedings filed against Tenant or any guarantor of Tenant’s obligations under this Lease there under.

(e)           A receiver or Trustee is appointed for the Demised Premises or for all or substantially all of the assets of Tenant or any guarantor of Tenant’s obligation under this Lease.

(f)            Tenant deserts or vacates or commences to desert or vacate the Demised Premises or any substantial portion of the Demised Premises or at any time prior to the last month of this lease term removes or attempts to remove, without the prior written consent of Landlord, all or a substantial amount of Tenant’s goods, wares, equipment, fixtures, furniture, or other personal property.

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(g)         Tenant does or permits to be done anything which creates a lien upon the all or any part of the Demised Premises.

(h)         Tenant makes an anticipatory breach of this Lease. The term “anticipatory breach” means either (1) Tenant’s repudiation of this Lease in writing, or (2) the combination of (i) Tenant’s desertion or vacation or commencement of desertion or vacation of the Demised Premises or removal of all or a substantial amount of Tenant’s equipment, fixtures, furniture, or other personal property from the Demised Premises, and (ii) Tenant’s failure to pay any Base Rent or other amounts due under this Lease as and when they are due and payable.

22.2       Upon the occurrence of any such events of default, Landlord has the option to pursue any one or more of the following remedies:

(a)         Without any further notice or demand whatsoever, Landlord may enter upon and take possession of the Demised Premises and expel or remove Tenant and any other person who may be occupying the Demised Premises or any part of the Demised Premises, by force, if necessary (except to the extent prohibited by Texas law), without being liable for prosecution or any claim for damages for such action. Such expulsion and removal by Landlord cannot be deemed a termination or forfeiture of this Lease or acceptance of Tenant’s surrender of the Demised Premises unless Landlord expressly notifies Tenant in writing that Landlord is terminating or forfeiting this Lease or accepting Tenant’s surrender of the Demised Premises. If Landlord expels or removes Tenant and any other person from the Demised Premises without terminating or forfeiting this Lease or accepting surrender of this Demised Premises, Landlord must attempt to mitigate its damages. In any situation in which Landlord is attempting to mitigate its damages, Landlord will conclusively be deemed to have done so if Landlord list the Demised Premises with a real estate broker or agent (which may be affiliated with Landlord) and considers all written proposals for such space made by such broker or agent; provided, however, that in no event will Landlord (i) be obligated to travel outside a radium of thirty (30) miles from its principal office in order to meet with a prospective tenant, (ii) be obligated to expend monies for finish-out requested by a prospective tenant unless Landlord, in its sole discretion, believe that the excess rent Landlord will receive and the credit of the prospective tenant support such decision, (iii) be obligated to accept any lease proposal whose terms are less advantageous than then-current market terms, or (iv) be required to accept any lease proposal which it, in its sole discretion, deems unacceptable. In attempting to relet or actually reletting the Demised Premises, Landlord will be free to enter into a direct lease with the proposed replacement tenant and will not be acting as Tenant’s agent, although, the proceeds Landlord actually receives amounts during a particular time period in will be credited against Tenant’s obligations for the same time period. Tenant will not be entitled to any additional credit (for example, if Landlord receives amounts during a particular time period in excess of Tenant’s obligations for the same time period, Landlord will not be required to credit such excess against Tenant’s obligations for any other time period) until Landlord is able,  through such efforts, to relet the Demised Premises, Tenant must pay to Landlord, on or before the first day of each calendar month, in advance, the monthly rents and other charges provided in this Lease. Beginning as of the time, if any, as Landlord re-lets the Demised Premises, Tenant thereafter shall pay to Landlord on the 20th day of each calendar month the difference between the monthly rents and other charges provided in this Lease for such calendar month and the amount actually collected by Landlord for such month from the occupant to whom Landlord has re-let the Demised Premises. If it is necessary for Landlord to bring suit in order to collect any deficiency, Landlord has the right to allow such deficiencies to accumulate and to bring an action on several or all of the accrued deficiencies at one time. Any such suit cannot prejudice in any way the right of Landlord to bring a similar action for any subsequent deficiency or deficiencies.

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(b)         Without any further notice or demand whatsoever, Landlord may terminate this Lease by written notice to Tenant, in which Tenant must immediately surrender the Demised Premises to Landlord, and if Tenant fails to do so, Landlord may, without prejudice to any other remedy which Landlord may have for possession or arrearages in rent (including any late charge or interest which may have accrued pursuant to Section 4.3 of this Lease), enter upon and take possession of the Demised Premises or any part thereof, by force, if necessary (except to the extent prohibited by Texas law), without being liable for prosecution or any claim for damages thereof. If the event of default pursuant to which Landlord terminated this Lease was a default under Section 22.2 (a) or Section 22.1(h) above, then to the fullest extent permitted by applicable law, Tenant hereby agrees to pay the difference between the total of all monthly rents and other charges provided in this Lease for the remainder of the term and the reasonable rent value of the Demised Premises for such period, such difference to be discounted to then-present value at a rate equal to four (4%) percent per annum.

(c)         Without any further notice or demand whatsoever, Landlord may pursue the following remedies for the following specific defaults:

(i)           In the event of  any default described in Subsection 22.1 (b) of this Lease, Landlord has the right to enter upon the Demised Premises, by force, if necessary (except to the extent prohibited by Texas law), without being liable for prosecution or any claim for damages therefore, and do whatever Tenant is obligated to do under the terms of this Lease, and Tenant agrees to reimburse Landlord on demand for any expenses which Landlord may incur in thus effecting compliance with Tenant’s obligations under this Lease, and Tenant further agrees that Landlord will not be liable for any damages resulting to the Tenant from such action.

(ii)          In the event of any default described in Subsection 22.1 (g) of this Lease, Landlord may pay or bond around such lien, whether or not contested by Tenant; and in such event Tenant agrees to reimburse Landlord on demand for all costs and expenses incurred in connection with any such action, with Tenant further agreeing that Landlord is in no event liable for any damages or claims resulting from such action.

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If Landlord elects to exercise the remedy prescribed in Subsection 22.2 (a) or 22.2 (c) above, this election in no way prejudices Landlord’s right at any time thereafter to cancel such election in favor of the remedy prescribed in Subsection 22.2(b) above, provided that at the time of such cancellation Tenant is still in default. Pursuit of any of the above remedies does not preclude pursuit of any other remedies prescribed in other sections of this Lease and any other remedies provided by law or in equity. Forbearance by Landlord to enforce one or more of the remedies herein provided upon an event of default cannot be deemed or construed to constitute a waiver of such default. No agreement to accept a surrender of the Demised Premises and no act or omission by Landlord or Landlord’s agent during the term of this Lease will constitute an acceptance of surrender of the Demised Premises unless made in writing and signed by Landlord. Similarly, no reentry or taking of possession of the Demised Premises by Landlord will constitute an election by Landlord to terminate this Lease unless a written notice of such intention, signed by Landlord, is given to Tenant.

22.3      It is expressly agreed that in determining “the monthly rents and other charges provided in this Lease,” as that term is used throughout Subsection 22.2 above, there will be added to the Base Rent (as specified in Section1.1 (k) of this Lease) a sum equal to the charges for maintenance and operation of the Demised Premises (as specified in Articles 10 and 14 of this Lease) and the payments for real estate charges and insurance expenses (as specified in Article 6 of this Lease). It is further understood and agreed that the phrase “without any further notice or demand whatsoever,” as that term is used throughout Section 22.2 above, incorporates Tenant’s full, final, and complete waiver of all demands and notices permitted or required by applicable law, whether statutory or common law, and in equity (including, without limitation, any statutory requirement of prior written notice for filling eviction or damage suits for nonpayment of rent), it being understood and agreed that if any notice is appropriate, it is provided for in Section 22.1.

22.4      It is further agreed that, in addition to payments required pursuant to Section 22.2 above, Tenant must compensate Landlord for all expenses incurred by Landlord in repossession (including, among other expenses, any increase in insurance premiums caused by the vacancy of the Demised Premises), all expenses incurred by Landlord in re-letting (including, among other expenses, repairs, remodeling, replacements, advertisements, and brokerage fees), all concessions granted to a new tenant upon re-letting (including, among other concessions, renewal options), all losses incurred by Landlord as a direct or indirect result of Tenant’s default (including, among other losses, any adverse reaction by Landlord’s mortgagee) and a reasonable allowance for Landlord’s administrative efforts, salaries and overhead attributable directly on indirectly to Tenant’s default and Landlord’s pursuing the rights and remedies provided herein and under applicable law.

22.5      Landlord may restrain or enjoin any breach or threatened breach of any covenant, duty or obligation of Tenant herein contained without the necessity of proving the inadequacy of any legal remedy or irreparable harm. The remedies of Landlord hereunder are deemed cumulative and not exclusive of each other.

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22.6      If on account of any breach or default by Tenant in its obligations hereunder, Landlord employs an attorney to present, enforce or defend any of Landlord’s rights or remedies hereunder, Tenant agrees to pay any reasonable attorney’s fees incurred by Landlord in such connection.

22.7      In the event that Tenant fails to pay any rent or other amounts due under this Lease or in the event any one or more provisions of this Article 22 authorize Landlord to enter the Demised Premises, Landlord is entitled and is hereby authorized, without any notice to Tenant, to enter upon the Demised Premises by use of duplicate key, a master key, a locksmith’s entry procedures or any other means not involving personal confrontation, and to alter or change the door locks on all entry doors of the Demised Premises, thereby permanently excluding Tenant. In such event Landlord will not be obligated to place any written notice on the Demised Premises explaining Landlord’s action; moreover, if a reason for Landlord’s action is the failure of Tenant to pay any one or more rents when due pursuant to this Lease. Landlord will not be required to provide the new key (if any) to Tenant until and unless all rent default of Tenant have been fully cured.

22.8      [INTENTIONALLY OMITTED]

22.9      In the event of any default described in Subsection (d) of Section 22.1 of this Lease, any assumption and assignment must conform with the requirements of the Bankruptcy Code which provides, in part, that the Landlord must be provided with adequate assurance (i) of the source of rent and other consideration due under this Lease; (ii) that the financial condition and operating performance of any proposed assignee and its guarantors, if any, is similar to the financial condition and operating performance of Tenant and its guarantors, if any, as of the date of execution of this Lease; and (iii) that any assumption or assignment is subject to all of the provisions of this Lease (including, but not limited to, restrictions as to use) and will not breach any such provision contained in any other Lease, financing agreement or other agreement relating to the Demised Premises.

(a)           In order to provide Landlord with the assurance contemplated by the Bankruptcy Code, Tenant must fulfill the following obligations, in addition to any other reasonable obligations that Landlord may require, before any assumption of this Lease is effective: (i) all defaults under Subsection (a) of Section 22.1 of this Lease must be cured within ten (10) days after the date of assumption; (ii) all other defaults under Section 22.1 of this Lease other than under Subsection (d) of Section 22.1 must cured within fifteen (15) days after the date of assumption; (iii) all actual monetary losses incurred by Landlord (including, but not limited to, reasonable attorney fees) must be paid to Landlord within ten (10) days after the date of assumption; and (iv) Landlord must receive within ten (10) days after the date of assumption a security deposit in the amount of six (6) months Base Rent (using the Base Rent in effect for the first full month immediately following the assumption) and an advance prepayment of Base Rent in the amount of three (3) months Base Rent (using the Base Rent in effect for the first full month immediately following the assumption), both sums to be held by Landlord in accordance and deemed to be rent under this Lease for the purposes of the Bankruptcy Code as amended and from time-to-time in effect.

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(b)           In the even this Lease is assumed in accordance with the requirements of the Bankruptcy Code and this Lease, and is subsequently assigned, then, in addition to any other reasonable obligations that Landlord may require and in order to provide Landlord with the assurances contemplated by the Bankruptcy Code, Landlord must be provided with (i) a financial statement of the proposed assignee prepared in accordance with generally accepted accounting principles consistently applied, though on a cash basis, which reveals a net worth in an amount sufficient, in Landlord’s reasonable judgment, to assure the future performance by the proposed assignee of Tenant’s obligations under this Lease; or (ii) a written guaranty  by one or more guarantors with financial ability sufficient to assure the future performance of Tenant’s obligations under this Lease, such guaranty to be in form and content satisfactory to Landlord and to cover the performance of all Tenant’s obligations under this Lease.

ARTICLE 23

LANDLORD’S CONTRACTUAL SECURITY INTEREST

23.1      In addition to the statutory Landlord’s lien, Landlord has at all time a valid security interest to secure payment of all rents and other sums of money becoming due hereunder from Tenant, and to secure payment of any damages or loss which Landlord may suffer by reason of the breach by Tenant of any covenant, agreement or condition contained herein, upon all goods, wares, equipment, fixtures, furniture, improvements and other personal property of Tenant presently, or which may hereafter be, situated on the Demised Premises, and all proceeds therefore, and such property must not be removed without the consent of Landlord until all arrearages in rent as well as any and all other sums of money then due to Landlord or to become due to Landlord hereunder first have been paid and discharged and all the covenants, agreements and conditions hereof have been fully complied with and performed by Tenant. Upon the occurrence of an event of default by Tenant, Landlord may, in addition to any other remedies provided herein, enter upon the Demised Premises and take possession of any and all goods, wares, equipments, fixtures, furniture, improvements and other personal property of Tenant situated on the Demised Premises, without liability for trespass or conversion, and sell the same at public or private sale, with or without having such property at the sale, after giving Tenant reasonable notice of the time and place of any public sale or of the time after which any private sale is to be made, at which sale the Landlord or its assigns may purchase unless otherwise prohibited by law. Unless otherwise provided by law, and without intending to exclude any other manner of giving Tenant reasonable notice, the requirement of reasonable notice will be met if such notice is given in the manner prescribed provisions of this paragraph will be deemed to have been a public sale conducted in a commercially reasonable manner if held in the above described Demised Premises or where the property is located after the time, place and method of sale and a general description of the types of property to be sold have been advertised in a daily newspaper published in the county in which the property is located, for five consecutive days before the date of the sale. The proceeds from any such disposition, less any and all expenses connected with the taking of possession, holding and selling of the property (including reasonable attorney’s fees and legal expenses), will be applied as a credit against the indebtedness secured by the security interest granted in this paragraph. Any surplus will be paid to Tenant or as otherwise required by law; the Tenant must pay any deficiencies forthwith. Tenant hereby agrees that a carbon, photographic or other reproduction of this Lease is sufficient to constitute a financing statement. Tenant nevertheless agrees that upon request by Landlord, Tenant will execute and deliver to Landlord a financing statement in form sufficient to perfect the security interest of Landlord in the aforementioned property and proceeds thereof under the provision of the Uniform Commercial Code (or corresponding state stature or statutes) in force in the state in which the property is located, as well as any other state that laws of which Landlord may at anytime consider to be applicable; moreover, Landlord is hereby irrevocably vested with a power of attorney from Tenant to execute any and all such financing statements on behalf of Tenant.

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23.2      Notwithstanding Section 23.1, Landlord agrees that it will subordinate its security interest and landlord’s lien to the security interest of Tenant’s supplier or institutional financial source for as long as the rent account of Tenant under this Lease is current (or is brought current), provided that Landlord approved the transaction as being reasonably necessary for Tenant’s operations at the Demised Premises, and further provided that the subordination must be limited to a specified transaction and specified items of the fixtures, equipment or inventory involved in the transaction.

ARTICLE 24

HOLDING OVER; SURRENDER OF PREMISES

24.1      In the event Tenant remains in possession of the Demised Premises after the expiration of this Lease and without the execution of a new Lease, it will be deemed to be occupying the Demised Premises as a tenant at sufferance at a daily rent equal to the rent herein provided plus fifty percent of such amount, pro-rated on a daily basis, otherwise subject to all the conditions, provisions and obligations of this Lease insofar as the same are applicable to a tenancy at sufferance.

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24.2      At the end of the term or the termination of Tenant’s right to posses the Demised Premises, Tenant must (a) deliver to Landlord the Demised Premises with all improvements located thereon in good repair and condition, reasonable wear and tear(subject however to Tenant’s maintenance obligations) excepted, (b) deliver to Landlord all keys to the Demised Premises, and (c) remove all signage placed on the Demised Premises. All fixtures, alterations, additions, and improvements (whether temporary or permanent) are Landlord’s property and must remain on the Demised Premises except as provided in the next two sentences. Provided that Tenant has performed all of its obligations hereunder, Tenant may remove all unattached trade fixtures, furniture, and personal property placed in the Demised Premises by Tenant (but Tenant cannot remove any such item which was paid for, in whole or in part by Landlord). Additionally, Tenant must remove such alterations, additions, improvements, fixtures, equipment, wiring, furniture, and other property as Landlord may request, provided such request is made within six months after the end of the term. All items not so removed will, at the option of Landlord, be deemed abandoned by Tenant and may be appropriated, sold, stored, destroyed or otherwise disposed of by Landlord without notice to Tenant and without any  obligation to account of such items, and Tenant must pay for the costs incurred by Landlord in connection therewith. Any such disposition cannot be considered a strict foreclosure or other exercise of Landlord’s rights in respect of the security interest granted under Section 23. All work required of Tenant under this Section 24.2 must be coordinated with Landlord and be done in a good and workmanlike manner, in accordance with all laws, and so as not to damage the Demised Premises. Tenant must, at its expense, promptly repair all damage caused by any work performed by Tenant under this Section 24.2.

ARTICLE 25

NOTICES

25.1       Wherever any notice is required or permitted under this Lease, such notice must be in writing. Any notice or document required or permitted to be delivered under this Lease will be deemed to be delivered when actually received or not, when deposited in the United States mail, postage prepaid, certified mail, return receipt requested, or when sent by messenger or private overnight courier (but not facsimile), addressed to the applicable party at such party’s address as set forth in Section 1.1 above, or such other address as such party has previously specified by written notice. All notices to either party due under this Lease shall include a copy to:

Stewart A. Feldman, Esq.
The Law Offices of Stewart A. Feldman & Associates, L.L.P.
5051 Westheimer Road, Suite 1850
Houston, TX 77056-5604

ARTICLE 26

AMERICANS WITH DISABLITLIES ACT

26.1       Tenant represents that the Demised Premises will be constructed in accordance with the requirements of the Americans With Disabilities Act of 1990, as amended from time-to-time, and related state and municipal laws and regulations (collectively, the “ADA”). If there are any changes to the ADA which require changes to the Demised Premises, Tenant will improve the Demised Premises in order to comply with ADA at Tenant’s sole cost and expense.

/initial/HV & JV

26.2       Tenant is responsible for compliance with the ADA in all matters regarding both the configuration of the Demised Premises (the interior as well as all public and/or employee door entrances) and Tenant’s business operations at the Demised Premises.

ARTICLE 27

REGULATIONS

27.1       Landlord and Tenant acknowledge that  there are in effect federal, state, county, and municipal laws, orders, rules, directives and regulations (collectively referred to hereinafter as the “Regulations”) and that additional Regulations may hereafter be enacted or go into effect, relating to or affecting the Demised Premises, and concerning the impact on the environment of construction, land use, maintenance and operation of structures, toxic or otherwise hazardous substances, and conduct of business. Subject to the express rights granted to Tenant under the terms of this Lease, Tenant will not cause, or permit to be caused, any act or practice, by negligence, omission or otherwise, that would adversely affect the environment, or do anything or permit anything to be done that would violate any of the Regulations. Moreover, Tenant has no claim against Landlord by reason of any changes Landlord may make in the Demised Premises pursuant to the Regulations or any charges imposed upon Tenant, Tenant’s customers or other invitees pursuant to same.

ARTICLE 28

MISCELLANEOUS

28.1       Nothing in this Lease can be deemed or construed by the parties hereto, nor by any third party, as creating the relationship of principal and agent or of partnership or of joint venture between the parties hereto, it being understood and agreed that neither the method of computation of rent, nor any other provision contained herein, nor any acts of the parties hereto, will be deemed to create any relationship between the parties hereto other than the relationship of landlord and tenant.

28.2       Tenant must not for any reason withhold or reduce Tenant’s required payments of rents and other charges provided in this Lease, it being agreed that the obligations of Landlord under this Lease are independent of Tenant’s obligations except as maybe otherwise expressly provided. The immediately preceding sentence cannot be deemed to deny Tenant the ability of pursuing all rights granted it under this Lease or at law; however, as contemplated in Rule 174 (b) of the Texas Rules of Civil Procedure (as such may be amended from time-to-time), at the direction of Landlord, Tenant’s claims in this regard will be litigated in proceedings different from any litigation involving rent claims or other claims by Landlord against Tenant (i.e., each party may proceed to a separate judgment without consideration, counterclaim or offset as to the claims asserted by the other party).

/initial/HV & JV

28.3       The liability of Landlord to Tenant for any default by Landlord under the terms of this Lease will be limited to the proceeds of sale on execution of the interest of Landlord in the Demised Premises; and Landlord will not be personally liable for any deficiency, except that Landlord will, subject to the provisions of Section 19.6 hereof, remain personally liable to account to Tenant for any security deposit under this Lease. This clause cannot be deemed to limit or deny any remedies which Tenant may have in the event of default by Landlord hereunder which do not involve the personal liability of Landlord.

28.4       In all circumstances under this Lease where the prior consent of one party (the “consenting party”), whether it be Landlord or Tenant, is required before the other party (the “requesting party”) is authorized to take any particular type of action, such party must not withhold such consent in a wholly unreasonable and arbitrary manner; however, the requesting party agrees that its exclusive remedy if it believes that consent has been withheld improperly (including, but not limited to, consent required from Landlord pursuant to Section 9.2 or Section 19.1) is to institute litigation either for a declaratory judgment or for a mandatory injunction requiring that such consent be given (with the requesting party hereby waiving any claim for damages, attorneys fees or any other remedy unless the consenting party refuses to comply with a court order or judgment requiring it to grant is consent).

28.5       One or more waivers of any covenant, term or condition of this Lease by either party cannot be construed as a waiver of a subsequent breach of the same covenant, term or condition. The consent or approval by either party to or of any act by the other party requiring such consent or approval cannot be deemed to waive or render unnecessary consent to or approval of any subsequent similar act.

28.6       Whenever a period of time is herein prescribed for action to be taken by Landlord, Landlord will not be liable or responsible for, and there will be excluded from the computation of any such period of time, any delays due to strikes, riots, acts of God, shortages of labor or materials, war, governmental laws, regulations or restrictions or any other causes of any kind whatsoever which are beyond the reasonable control of Landlord.

28.7       If any provision of this Lease is held to be invalid or unenforceable, the validity and enforceability of the remaining provisions of this Lease will not be affected thereby.

28.8       The laws of the State of Texas govern the interpretation, validity, performance and enforcement of this Lease. Venue for any action under this Lease is in Harris County, Texas.

/initial/HV & JV

28.9       The captions used herein are for convenience only and do not limit or amplify the provisions hereof.

28.10     Whenever herein the singular number is used, the same includes the plural, and words of any gender include each other gender.

28.11     The terms, provisions and covenants contained in this Lease apply to, inure to the benefit of and bind the parties hereto and their respective heirs, successors in interest and legal representative except as otherwise herein expressly provided.

28.12     This Lease contains the entire agreement between the parties and no rights are created in favor of either party other than as specified or expressly contemplated in this Lease. No brochure, rendering information or correspondence will be deemed to be a part of this agreement unless specifically incorporated herein by reference. In addition, no agreement will be effective to change, modify or terminate this Lease in whole or in part unless such is in writing and dully signed by the party against whom enforcement of such change, modification or termination is sought.

28.13   LANDLORD AND TENANT HEREBY ACKNOWLEDGE THAT THEY ARE NOT RELYING UPON ANY BROCHURE, RENDERING INFORMATION, REPRESENTATION OR PROMISE OF THE OTHER, OR OF ANY AGENT OR EXCEPT AS MAY BE EXPRESSLY SET FORTH (PLACE AN “X” OR OTHER MARK DESIGNATING A CHOICE IN THE APPROPRIATE BOX):

☐	IN THIS LEASE

☐	IN ____________________________ AS WELL AS IN THIS LEASE.

NOTE: IF NO “X” (OR OTHER MARK DESIGNATING A CHOICE) IS PLACED IN EITHER BOX IN THIS SECTION 28.13, THEN THE FIRST BOX WILL BE DEEMED TO HAVE BEEN MARKED.

28.14     Tenant and Landlord represent and warrant to each other that neither has had any contacts or engaged in any actions which would give rise to any claim from any broker in connection with the negotiation or execution of this Lease. Tenant and Landlord hereby indemnify each other from and against any and all claims for brokers’ commissions relating to the negotiation or execution of this Lease and alleged to be due because of an agreement of the indemnifying party.

28.15     This Lease consists of twenty-nine (29) articles and Exhibits “A” through “C”. In the event any provision of an exhibit or other attached page is inconsistent with a provision in the body of the Lease, the provision as set forth in the exhibit controls.

/initial/HV & JV

28.16     The signatories below recognize that the Tenant is in the process of being formed and that any and all obligation under this Lease shall only come into force and effect up on the formation of the Tenant, who shall give written notice of its formation to Landlord.

EXECUTED effective as of the 7th day of April, 2002.

/initial/HV & JV

LANDLORD:	TENANT:

Islington, Ltd. a Texas limited partnership	First Street Surgery Center, L.P., a
By: First Street Management Corp.,	Texas limited partnership
Its general partner
By: Houston Surgical
Management partners,
L.L.C., its general partner

/s/Haya Varon	/s/ Jacobo Varon
Haya Varon, Vice President	Jacobo Varon, President

/initial/HV & JV

LIST OF EXHIBITS

Exhibit A-	Legal Description of the Demised Premises

Exhibit B-	Plans for the Improvements

Exhibit C-	Budget for the Improvements

/initial/HV & JV

BUILDING LEASE

ARTICLE 11
DEFINITIONS AND CERTAIN BASIC PROVISIONS

1.1         The following list sets out certain defined terms and certain financial and other information pertaining to this lease ("Lease" or sometimes "lease agreement"):

(a) "Landlord":	Jacob Varon, Trustee for and on behalf of
First Street Holdings, Ltd.

(b) Landlord's address:	c/o Jacobo Varon, M.D.
5835 Shady River,
Houston, TX 77056

(c) "Tenant":	First Street Hospital, L.P.

(d) Tenant's address:	4801 Bissonnet
Bellaire, TX 77401

(e) Tenant's trade name:	First Street Hospital, L.P.

(f) [INTENTIONALLY OMITTED]

(g)           "Demised Premises": The land and building located at 4801 Bissonnet, Bellaire, Harris County, Texas, 77401 which property is described or shown on Exhibit "A" attached to this Lease. Exhibit "A" indicates the current plans for the Demised Premises; however, the parties agree that such exhibit is attached solely for the purpose of locating the Demised Premises and that no representation, warranty, or covenant is to be implied by any other information shown on the exhibit (i.e., any information as to buildings, tenants or prospective tenants, etc. is subject to change at any time).

(h)           "Commencement Date": September 17, 2006.

(i)            "Lease Term"; "Extension Option": Commencing on the Commencement Date and continuing for TEN (10) years after the Commencement Date; provided that if the Commencement Date is a date other than the first day of a calendar month, the lease term will be for the number of years and months specified above plus the remainder of the calendar month in which the Commencement Date occurs. Landlord grants Tenant (but not any assignee of Tenant) an option to extend the initial ten year term of the Lease for up to TWO (2) consecutive additional TEN (10) year terms (the "Additional Terms"). Tenant's right to exercise such option terminates if: (a) this Lease or Tenant's right to possession of the Premises is terminated, (b) Tenant fails to timely exercise the option, or (c) default exists at the time Tenant seeks to exercise the option. Landlord and Tenant agree that during the each Additional Term, this Lease will continue as written with the monthly Base Rent calculated pursuant to Sections 1.1(k) and 1.1(1) below; provided however, that in no event shall the Base Rental be less than the Minimum Guaranteed Rent. The option to extend for the Additional Term must be exercised by written notice delivered to Landlord 180 days before the expiration Term must be exercised by written notice delivered to Landlord 180 days before the expiration of the initial term or, in the event of the exercise of the option for an Additional Term, 180 days before the expiration of the then existing Additional Term. If Tenant fails to timely exercise the option for an Additional Term, then any and all option rights to subsequent Additional Terms shall terminate.

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(j)            "Minimum Guaranteed Rent": Tenant must pay to Landlord monthly a minimum amount equal to at least ~~THIRTY-SEVEN THOUSAND AND NO/100 ($37,000.00)~~ per month. Such Minimum Guaranteed Rent in the amount of ~~$37,000.00~~ is calculated without regard to the actual number of square feet in the Demised Premises.  ($39,400) “/s/Jacobo Varon”

(k)           "Base Rent": Base Rent shall be the greater of: (1) Minimum Guaranteed Rent; or (2) the Adjusted Base Rent as calculated pursuant to Section 1.1(l). The Base Rent shall be adjusted each anniversary date of this lease agreement, provided however, the Base Rate shall never be less than the Minimum Guaranteed Rental. The Base Rent shall be due and payable rnonthly, in advance, the first day of the month. The first monthly installment of Base Rent is due and payable on or before the Commencement Date. If the Commencement Date is a day other than the first day of a calendar month, then the Base Rent for that month will be prorated on a daily basis. If the Termination Date is a day other than the last day of a calendar month, then the Base Rent for that month will be prorated on a daily basis.

(I)           "Adjusted Base Rent": Beginning on the first anniversary of the Commencement Date, the Base Rent will be adjusted on each anniversary of the Commencement Date (or nearest month-end for which data is published) (the "Adjustment Date") to reflect increases in the Consumer Price Index for "All Urban Consumers, U.S. City Average, All Items" issued by the Bureau of Labor Statistics of the United States Department of Labor. The adjustments in the Base Rent will be determined by multiplying the Minimum Guaranteed Rental by a fraction, the numerator of which is the index number for the last month before the adjustment and the denominator of which is the index number for the first month of the first year of the Term. If the product is greater than the Minimum Guaranteed Rent, Tenant will pay this greater amount as Base Rent until the next rental adjustment. Base Rent will never be less than the Minimum Guaranteed Rent. Landlord will notify Tenant of each adjustment to Base Rent no later than sixty days after the Adjustment Date.

(m)          Permitted use: Tenant and Tenant's permitted sublessees and assignees shall use and occupy the Demised Premises solely as a hospital, surgical center and/or medical professional building. Tenant acknowledges that the above specification of a "permitted use" means only that Landlord has no objection to the specified use and does not include any representation or warranty by Landlord as to whether or not such specified use complies with applicable laws and/or requires special governmental permits. In this regard Tenant acknowledges that this Section 1.1 (m) is subject to Article 3 and Section 9.8 of this Lease.

1.2        Build-Out of the Demised Premises. Landlord has contributed ONE HUNDRED FIFTY THOUSAND ($150,000.00) DOLLARS towards the construction of the improvements on the Demised Premises. Tenant shall be responsible for all other costs of the project and that Tenant has constructed the improvements at its sole cost in accordance with the Plans attached as Exhibit "B".

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All such improvements shall be considered either fixtures or real property and none of such shall be removed from the Demised Premises at the end of the Lease.

ARTICLE 2
GRANTING CLAUSE

Landlord leases the Demised Premises to Tenant upon the terms and conditions set forth in this Lease.

ARTICLE 3
DELIVERY OF PREMISES

This Article 3 is subject to any contrary requirements under applicable law; however, by entering this lease agreement, Tenant admits and agrees that Tenant was granted ample time and opportunity to inspect the Demised Premises and to have qualified experts inspect the Demised Premises prior to the execution of this Lease. Tenant agrees to and does hereby accept the Demised Premises, including all improvements located on the Demised Premises, "AS IS" and "WHERE IS", "WITH ALL FAULTS", with Tenant accepting all defects, if any; and Landlord makes no warranty of any kind, express or implied, with respect to the Demised Premises including the Build-Out of the Demised Premises, further, and without limitation, Landlord makes no warranty as to the habitability, fitness or suitability of the Demised Premises (including any Build-Out of the Demised Premises) for a particular purpose nor as to the absence of any toxic or otherwise hazardous substances. Also, Tenant acknowledges and agrees that neither Landlord nor any of Landlord's representatives and agents (all of such persons, including Landlord, being sometimes collectively referred to as "Landlord Related Persons") have made or given any warranties, guaranties, or representations of any kind whatsoever, whether oral or written, express or implied; including without limitation, no express or implied warranties or representations regarding the water, soil or geology of the Demised Premises, the presence of or absence the of hazardous or toxic substances as such terms are defined in federal, state or local laws, the status or effect of present zoning or platting, if any, of the Demise Premises, or regarding the past or present compliance of the Landlord with laws and regulations pertaining to health, safety, design, construction, accessibility, land use, environmental maters, pollution, or any laws pertaining to the handling, generating, treating, storing, transporting or disposing of hazardous substances. It is further recognized by the Tenant and Landlord that Tenant had the sole control over the construction of the improvements on the Demised Premises.

ARTICLE 4
RENT

4.1           Rent accrues from the Commencement Date, and is payable to Landlord, at Landlord's address.

4.2          Tenant must pay to Landlord Base Rent installments in the amounts specified in Section 1.1(k) of this Lease. The first such monthly installment is due and payable on or before the Commencement Date, and subsequent installments are due and payable on or before the first day of each succeeding calendar month during the lease term; provided that if the Commencement Date is a date other than the first day of a calendar month, Tenant must pay on or before such date as Base Rent for the balance of such calendar month a sum equal to that proportion of the rent specified for the first full calendar month as herein provided, which the number of days from the Commencement Date to the end of the calendar month during which the Commencement Date falls bears to the total number of days in such month.

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4.3           It is understood that the Base Rent is payable on or before the first day of each calendar month (in accordance with Section 4.1 and Section 4.2 above) without offset or deduction of any nature. In the event any rent or other amount owed to Landlord (including, without limitation, any amounts owed under the terms of this Article 4 or under Article 6 below) is not received by Landlord before the date which is 10 days after such amount's due date, for any reason whatsoever, or if any payment for such an amount is by check which is returned for insufficient funds, then in addition to the past due amount, Tenant must pay to Landlord one of the following (the choice to be at the sole option of the Landlord unless one of the choices is improper under applicable law, in which event the other alternative will automatically be deemed to have been selected): (a) a late charge in an amount equal to five (5%) percent of the rent or other amount then due, in order to compensate Landlord for its administrative and other overhead expenses; or (b) interest on the rent or other amount then due at the maximum contractual rate which could legally be charged in the event of a loan of such amount to Tenant (but in no event to exceed 1-1/2% per month), such interest to accrue continuously on any unpaid balance during the period commencing with the due date of such rent or other amount and terminating with the date on which Tenant makes full payment of all amounts owing to Landlord at the time of such payment. Any such late charge or interest payment is payable as additional rent under this Lease and is payable immediately on demand. If any payment for rent or other amount owed to Landlord (including, without limitation, any amounts owed under the terms of this Article 4 or under Article 6 below) is by check which is returned for insufficient funds, Tenant must immediately make the required payment to Landlord in good funds; moreover, Tenant must also pay to Landlord all other amounts specified by the terms of this Lease (including, without limitation, interest or other charges required under the terms of this Article 4 or under Article 6 below), plus an additional fee of $150.00 to compensate Landlord for its expense and effort in connection with the dishonored check.

4.4           If Tenant fails in two consecutive months to make rent payments within ten days after they are due, Landlord, in order to reduce its administrative costs, may require, by giving written notice to Tenant (and in addition to any late charge or interest accruing pursuant to Section 4.3 above, as well as any other rights and remedies accruing pursuant to Article 22 below, or any other provision of this Lease or at law), that Base Rents are to be paid quarterly in advance instead of monthly and that all future rent payments are to be made on or before the due date by cash, cashier's check or money order and that the delivery of Tenant's personal or corporate check will no longer constitute a payment of rent as provided in this Lease. Any acceptance of a monthly rent payment or of a personal or corporate check thereafter by Landlord cannot be construed as a subsequent waiver of such rights.

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ARTICLE 5
RECORDS AND FINANCIAL STATEMENTS

5.1           Tenant must, within ten (10) days after a request from Landlord {but not more than once per calendar year), deliver to Landlord such records and financial statements as are reasonably required by Landlord to verify the net worth of Tenant and any guarantor of Tenant's obligations under this Lease {including, without limitation, a balance sheet showing then-current net worth of Tenant together with a profit and loss statement for the most current fiscal year of Tenant). Such statements must be certified to be correct by an officer of Tenant or an independent certified public accountant and must be prepared in accordance with generally accepted accounting principles. In the event that Tenant is a subsidiary comprising only the operations conducted at the Demised Premises, Tenant must also provide such statements from the parent company or larger business of which Tenant is a part. In the event that Tenant is an individual, the financial statements must be prepared in accordance with generally accepted accounting standards governing personal financial statements and include all assets and liabilities of the individual, including the operations conducted at the Demised Premises as well as all other business activities. In lieu of financial statements, Landlord may request the individual's most recent federal income tax return.

5.2           Landlord shall use reasonable good faith efforts to keep confidential all records and financial statements supplied by Tenant; however, Landlord has the right to reveal such information to mortgagees, prospective purchasers and mortgagees (and agents in such regard) and to Landlord's own managerial and administrative staff and consultants.

ARTICLE 6
TENANT'S RESPONSIBILITY FOR TAXES, OTHER REAL ESTATE CHARGES AND
INSURANCE EXPENSES

6.1           Tenant is liable for all taxes levied against personal property and trade fixtures placed by Tenant in the Demised Premises. If any such taxes are levied against Landlord or Landlord's property and if Landlord elects to pay the same or if the assessed value of Landlord's property is increased by inclusion of personal property and trade fixtures placed by Tenant in the Demised Premises and Landlord elects to pay the taxes based on such increase, Tenant must pay Landlord upon demand that part of such taxes for which Tenant is primarily liable hereunder.

6.2           Tenant is also liable for all "real estate charges" {as defined below) and "insurance expenses" (as defined below) related to the Demised Premises or Landlord's ownership of the Demised Premises. Tenant's obligations under this Section 6.2 will be prorated during any partial year (i.e., the first year and the last year of the lease term). "Real estate charges" includes ad valorem taxes; general and special assessments; costs incurred in monitoring and disputing taxes, whether paid to an outside consultant or otherwise; parking surcharges; any tax or excise on rents; any tax or charge for governmental services (such as street maintenance or fire protection); and any tax or charge which replaces any of such above described "real estate charges"; provided, however, that "real estate charges" does not include any franchise, estate, inheritance or general income tax. "Insurance expenses" includes all premiums and other expenses incurred by Landlord for commercial liability insurance and Special Form or similar property insurance (plus whatever endorsements or special coverages which Landlord, in Landlord's sole discretion, may consider appropriate).

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6.3           Landlord may, from time-to-time, make monthly or other periodic charges based upon the estimated annual total of all real estate charges and insurance expenses and direct that Tenant prepay monthly a pro-rata portion of the prospective future payment (i.e., the prospective future payment divided by the number of months before the prospective future payment will be due). Tenant agrees that any such prepayment directed by Landlord is due and payable monthly on the same day that Base Rent is due and is subject to adjustment at the end of the year on the basis of the actual real estate charges and insurance expenses for such year.

6.4           Tenant agrees that, as between Tenant and Landlord, Landlord has the sole and absolute right to contest taxes levied against the Demised Premises (other than taxes levied directly against Tenant's personal property within, or sales made from, the Demised Premises). Therefore, Tenant, to the fullest extent permitted by law, irrevocably waives any and all rights that Tenant may have to receive from Landlord a copy of notices received by Landlord regarding the appraisal or reappraisal, for tax purposes, of all or any portion of the Demised Premises (including, without limitation, any rights set forth in 841.413 of the Texas Property Tax Code, as such may be amended from time-to-time). Additionally, Tenant, to the fullest extent permitted by law, hereby irrevocably assigns to Landlord any and all rights of Tenant to protest or appeal any governmental appraisal or reappraisal of the value of all or any portion of the Demised Premises (including, without limitation, any rights set forth in 941.413 and 942.015 of the Texas Property Tax Code, as such may be amended from time-to-time). Tenant agrees without reservation that it will not protest or appeal any such appraisal or reappraisal before a governmental taxing authority without the express written authorization of Landlord.

ARTICLE 7
CONSTRUCTION BY TENANT

7.1           Tenant may, at any time and from time-to-time during the term of this Lease, erect, maintain, alter, remodel, reconstruct, rebuild, replace, and remove buildings and other improvements on the premises, and correct and change the contour of the premises, subject to the following:

a.	Tenant bears the cost of any such work.
b.	The Demised Premises must at all time be kept free of all mechanic's and materialmen's liens.
c.	Landlord must be notified of the time for beginning and the general nature of any such work, other than routine maintenance of the exiting building or improvements, at the time the work begins.
d.	The conditions of Section 7.4 concerning Landlord's approving plans must be followed.

7.2           Landlord must make reasonable efforts to cooperate with Tenant concerning easements, dedications, zoning, and restrictions of the Demised Premises, provided however, Tenant shall exclusively bear the costs and expenses incurred by Landlord in taking such actions or providing such cooperation.

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7.3           [INTENTIONALLY OMITTED.'

7.4           The following rules govern Landlord's approving construction additions, and alterations of the buildings or other improvements on the Demised Premises:

a.           Written Approval Required. No building or improvement may be constructed on the Demised Premises unless the plans, specifications, and proposed location of the building or other improvement has received Landlord's written approval and the building or other improvement complies with the approved plans and specifications and proposed location. No material addition to or alteration of any building or structure erected on the Demised Premises may be begun until plans and specifications covering the exterior of the proposed addition or alteration have been first submitted to and approved by the Landlord.

b.           Submission of Plans. Tenant must, at its own expense, engage a licensed architect or engineer to prepare plans and specifications for constructing a surgical center and medical professional building or additions or alterations to buildings that require Landlord's approval under subparagraph a above. Tenant must submit three (3) copies of detailed working drawings, plans, and specifications for construction and or alterations to buildings or improvements for any such projects for Landlord's approval before the project begins.

c.           Landlord's Approval. Landlord will promptly review and approve all plans submitted under subparagraph b above or note in writing any required changes that must be made to plans. Any required changes must be made and resubmitted to Landlord.

d.           Effect of Approval. Landlord's approval of any plans applies only to the conformity of the plans to the general architectural plan for the Demised Premises and does not constitute approval of the architectural or engineering design, and Landlord, by approving the plans and specifications, assumes no liability or responsibility for the architectural or engineering design or for any defect in any building or improvement constructed from the plans or specifications.

7.5           Any buildings, improvements, additions, alterations, and fixtures constructed, placed or maintained on the Demised Premises during the term of the Lease are considered part of the real property of the Demised Premises and must remain on the Demised Premises and become the property of the Landlord when the Lease terminates. Further, all plans and specifications for constructing a surgical center and medical professional building or additions or alterations, to buildings (including detailed working drawings, plans, and specifications for construction and or alterations to buildings or improvements) prepared at the direction of Tenant for the Demised Premises shall be the property of the Landlord.

7.6           All construction work done by Tenant within the Demised Premises must be performed in a good and workmanlike manner and in compliance with all governmental requirements. Tenant agrees to indemnify Landlord and hold Landlord harmless against any loss, liability or damage resulting from such work, and Tenant must, if requested by Landlord, furnish a bond or other security satisfactory to Landlord against any such loss, liability or damage.

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7.7           In the event Tenant uses a general contractor to perform construction work within the Demised Premises, Tenant must, prior to the commencement of such work, require such general contractor to execute and record a Bond to Pay Claims (the "Bond") in accordance with Chapter 53, Subchapter I of the Texas Property Code, as such may be amended, superseded or replaced from time-to-time, and must deliver a copy of the recorded Bond to Landlord. The delivery of the Bond within the time period set forth above is a condition precedent to Tenant's ability to enter on and begin its construction work at the Demised Premises and, if applicable, to any reimbursement from Landlord for the cost of its construction work.

ARTICLE 8
ENCUMBRANCE OF LEASEHOLD ESTATE

Tenant may not, at any time and from time-to-time, encumber the leasehold interest, by deed of trust mortgage, or other security instrument without obtaining the Landlord's consent, but no such encumbrance constitutes a lien on Landlord's fee title. The indebtedness secured by the encumbrance will at all times be and remain inferior and subordinate to all conditions, covenants, and obligations of this Lease and all of Landlord's rights under this Lease.

ARTICLE 9
USE AND CARE OF DEMISED PREMISES

9.1           Tenant must commence business operations in the Demised Premises on or immediately after the Commencement Date and must operate its business in an efficient, high class and reputable manner. Tenant must not at any time leave the Demised Premises vacant, but must in good faith continuously throughout the term of this Lease conduct and carry on in the entire Demised Premises the type of business for which the Demised Premises is leased. Tenant agrees that if Tenant fails to operate its business on the Demised Premises or deserts or vacates the Demised Premises, then Tenant must pay monthly at the same time Base Rent is due.

9.2           The Demised Premises may be used only for the purpose or purposes specified in Section 1.1 (m) above, and only under the trade name specified in Section 1.1 (e) above (or, if Section 1.1(e) is not filled in, any trade name approved in advance in writing by Landlord), and for no other purpose and under no other trade name.

9.3           Tenant must not, without Landlord's prior written consent, keep anything within the Demised Premises or use the Demised Premises for any purpose which creates a risk of toxic or otherwise hazardous substances or which increases the insurance premium cost or invalidates any insurance policy carried on the Demised Premises or other parts of the Demised Premises. Tenant must comply with all regulations and requirements of applicable health and safety authorities for the disposal of medical wastes. Tenant must arrange for regular and frequent disposal of such medical wastes. All property kept, stored or maintained within the Demised Premises by Tenant is at Tenant's sole risk. Tenant indemnifies Landlord and holds Landlord harmless from and against any and all liability, liens, claims, demands, damages, expenses, fees, costs, fines, penalties, suits, proceedings, actions and causes of action (including without limitation all attorneys' fees and expenses) arising out of or relating to, directly or indirectly, any violation or alleged violation by Tenant of any law, rule, regulation, order or determination of any government authority pertaining to health or the environment relating to the Demised Premises ("Environmental Laws"), now existing or hereafter arising, except for violations of Environmental Laws caused by Landlord. This indemnification survives the expiration or termination of this Lease. Tenant must immediately notify Landlord if Tenant suspects, discovers or receives notice with Landlord in identifying and investigating any such violation or suspected violation. Tenant further agrees to abide by the terms of any and all protocols, procedures and agreements of which Landlord gives Tenant written notice and which address the detection, management or remediation of environmental or health hazards at the Demised Premises.

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9.4           Tenant is responsible for keeping the Demised Premises secure and the expenditures related thereto (to at least be generally in keeping with similar Demised Premises within the same geographical area as the Demised Premises). TENANT ACKNOWLEDGES AND AGREES THAT LANDLORD MAKES NO REPRESENTATION OR WARRANTY REGARDING THE SECURITY OF THE DEMISED PREMISES OR THE MANNER OR ADEQUACY OF SECURITY SERVICES TO BE PROVIDED BY TENANT.

9.5           Tenant must not permit any objectionable or unpleasant noises or odors to emanate from the Demised Premises; nor place or permit any radio, television, loudspeaker or amplifier on the roof or outside the building or the Demised Premises or where the same can be seen or heard from outside the building nor place any antenna, equipment, awning, fixture or other projection on the exterior of or above the Demised Premises; nor take any other action which would constitute a nuisance or would disturb the peace; nor permit any unlawful or immoral practice to be carried on or committed on the Demised Premises; nor do anything which would tend to injure the reputation of the Demised Premises. In the event Tenant uses all or any portion of the Demised Premises for food preparation, Tenant must comply with all regulations and requirements of applicable health and safety authorities, including, if required by such authorities, installing an adequate grease trap (or verifying that the existing grease trap, if there is one, is adequate). Tenant must arrange for regular and frequent cleaning of any such grease trap so as to fully and completely prevent any overflow of the grease trap.

9.6           Tenant must take good care of the Demised Premises and keep the Demised Premises free from waste at all times. Tenant must not overload the floors in the Demised Premises, nor deface or injure the Demised Premises. Tenant at all times must keep the Demised Premises neat, clean and free from dirt and rubbish; must take care that dirt, refuse, and garbage from or connected with the Demised Premises does not collect on the sidewalks, service ways and loading areas adjacent to or serving the Demised Premises or any other portion of the Demised Premises; and must keep the sidewalks, service ways and loading areas adjacent to or serving the Demised Premises free from ice and snow. Tenant must store all trash and garbage within the Demised Premises and deposit it in the trash dumpster or other container designated for such type of trash and garbage. Tenant will arrange for the regular pick-up of such trash and garbage, as well as medical waste, at Tenant's sole cost and expense. Tenant must not operate an incinerator or burn trash or garbage within the Demised Premises.

9.7           Tenant must include the address and identity of its business activities in the Demised Premises in all advertisements made by Tenant in which the address and identity of any similar local business activity of Tenant is mentioned.

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9.8           Tenant must procure at its sole expense any permits and licenses required for the transaction of business in the Demised Premises and otherwise comply with all applicable laws, ordinances and governmental regulations. In addition, if the nature of Tenant's business makes it advisable for Tenant to take any extra precautions {for example, in the case of a business which is affected by so-called "dram shop" laws, Tenant's compliance with all "dram shop" educational programs and procedures), Tenant must take all such extra precautions. At Landlord's request, Tenant must deliver to Landlord copies of all such permits and licenses and proof of Tenant's compliance with all such laws, ordinances, governmental regulations and extra precautions.

ARTICLE 10
MAINTENANCE AND REPAIR OF DEMISED PREMISES

10.1         At all times during the term of the Lease, Tenant must keep and maintain all buildings (including foundation, exterior walls, and roof) and improvements in good state of appearance and repair at Tenant's sole cost and expenses. The provisions of the first sentence of this Section 10.1 are expressly recognized to be subject to the provisions of Article 3, Article 17  and Article 18 of this Lease. Tenant must keep the Demised Premises in good, clean and habitable condition and must at its sole cost and expense keep the Demised Premises free of insects, rodents, vermin and other pests and make all needed repairs and replacements, including replacement of cracked or broken glass; except for repairs and replacements required under the provisions of Article 17 and Article 18. Without limiting the coverage of the previous sentence, it is understood that Tenant's responsibilities therein include the repair and replacement of all lighting, heating and air conditioning, plumbing and other electrical, mechanical and electromotive installation, equipment and fixtures and also include all utility repairs in ducts, conduits, pipes and wiring, and any sewer stoppage located in any lines which exclusively serve the Demised Premises, regardless of when or how the defect or other cause for repair or replacement occurred or became apparent. if any repairs required to be made by Tenant hereunder are not made within ten days after written notice delivered to Tenant by Landlord or, in the case of a situation which by its nature requires an immediate response or a response within less than ten (10) days, Landlord may at its option make such repairs without liability to Tenant for any loss or damage which may result to its business by reason of such repairs; and Tenant must pay to Landlord upon demand, as additional rent hereunder, the cost of such repairs plus interest at the maximum contractual rate which could legally be charged in the event of a loan of such payment to Tenant (but in no event to exceed 1-112% per month), such interest to accrue continuously from the date of payment by Landlord until repayment by Tenant. At the expiration of this Lease, Tenant must surrender the Demised Premises in good condition, excepting reasonable wear and tear and losses required to be restored under Article 17 and Article 18 of this Lease.

ARTICLE 11
[INTENTIONALLY OMITTED]

ARTICLE 12
LANDLORD'S RIGHT OF ACCESS

12.1        Landlord is entitled to enter upon the Demised Premises at any time for the purpose of inspecting the same, or of showing the Demised Premises to prospective purchasers, tenants or lenders, or of making repairs to the Demised Premises, or of making repairs, alterations or additions to (a) adjacent premises, or (b) the building systems serving the building within which the Demised Premises are located or serving any other tenant premises within such building.

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12.2         Tenant will permit Landlord to place and maintain "For Rent" or "For Lease" signs on the Demised Premises during the last 180 days of the lease term, it being understood that such signs in no way affect Tenant's obligations pursuant to Section 13.1 or any other provision of this Lease.

ARTICLE 13
SIGNS; STORE FRONTS

13.1         Tenant agrees to install first-class signage on the Demised Premises, acceptable to Landlord in its sole discretion, on or prior to the Commencement Date and to maintain such signage during the term of this Lease. Tenant agrees that if Tenant fails to install or maintain such sign as required in this Section 13.1, then Tenant must pay monthly at the same time Base Rent is due, as liquidated damages (it being understood and agreed that actual damages would be very difficult to assess, but such liquidated damages are a fair estimate of the actual damages), an amount equal to fifteen percent (15%) of the Base Rent payable for the month (or months) in which Tenant does not have the required signage, or does not have well maintained signage, on the Demised Premises. The liquidated damages described above do not and cannot be deemed to limit Landlord's rights under Article 22 of this Lease.

13.2         Tenant must not, without Landlord's prior written consent (a) make any changes to the building front, or (b) install any exterior signs, windows or door lettering, placards, or advertising media of any type, lighting, decorations, paintings, awnings, canopies or the like, or (c) erect or install any interior signs, window or door lettering, placards, decorations or advertising media of any type within three (3) feet of any exterior storefront, window, or wall. All signs, lettering, placards, banners, portable signs, decorations and advertising media (including the sign required by Section 13.1 above) must conform in all respects to the sign criteria established by Landlord for the Demised Premises from time-to-time in the exercise of its sole discretion. All signage (including, without limitation, the signage required bySection 13.1 above) is subject to Landlord's requirements as to construction, method of attachment, size, shape, height, lighting, color and general appearance. Tenant must keep all signs in good condition and in proper operating order at all times.

ARTICLE 14
UTILITIES

14.1.        Tenant must promptly pay all charges for electricity, water, gas, telephone service, trash removal, sewer service and other utilities furnished to the Demised Premises. Landlord may, if it so elects, furnish one or more utility services to Tenant, and in such event Tenant must purchase the use of such services as are tendered by Landlord, and must pay on demand as additional rent the rates established therefor by Landlord which cannot exceed the rates which would be charged for the same services if furnished directly by the local public utility companies. Landlord may at any time discontinue furnishing any such service without obligation to Tenant other than to connect the Demised Premises to the public utility, if any, furnishing such service. In addition, if certain utilities are furnished to the Demised Premises in common with other premises, then Landlord may (a) estimate the amount used by each tenant and bill each tenant accordingly, or (b) install, at Tenant's expense, a sub-meter, in which event Landlord will bill each tenant for the amount used according to that tenant's submeter. Any amounts Landlord bills to Tenant under the terms of this Section 14.1 will be considered additional rent and will be due within thirty (30) days after the date upon which Landlord delivers such bill to Tenant.

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14.2         Landlord is not liable for any interruption whatsoever in utility services.

ARTICLE 15
INSURANCE COVERAGES

15.1         Tenant must, at Tenant's sole cost and expense, procure and maintain the insurance described below in accordance with the requirements set forth below:

a.           The minimum insurance coverages are as follows:

(i)         Property insurance (the "Tenant's Property Insurance") which covers: (a) the Demised Premises for damages to the Demised Premises in the amount of $3 million for comprehensive (property) damages; (b) all of Tenant's personal property in, on, at, or about the Demised Premises, including, without limitation, Tenant's furniture, trade fixtures, equipment, inventory, and merchandise (collectively, "Tenant's Personal  Property"); and (c) all improvements to the Demised Premises. Tenant's Property Insurance must be written on the broadest available "special form", policy form; must include an agreed-amount endorsement for no less than one hundred percent (100%) of the full replacement cost of the Tenant's Personal Property (new, without deduction for depreciation), the Demised Premises and improvements to the Demised Premises; must be written in amounts of coverage that meet any coinsurance requirements of the policy or policies; must include vandalism and malicious mischief coverage and sprinkler coverage; and must name Landlord as an "insured as its interest may appear."

(ii)        Commercial general liability insurance ( "Tenant's Liability Insurance") written on an "occurrence" policy form, covering Bodily Injury, Property Damage, and Personal Injury (all as defined in Section 16.2 below), arising out of or relating, directly or indirectly, to Tenant's business operations, conduct, assumed liabilities, or use or occupancy of the Demised Premises. Tenant's Liability Insurance must include the broadest available form of contractual liability coverage. It is the intent of Landlord and Tenant that Tenant's contractual liability coverage will provide coverage to the maximum extent possible of Tenant's indemnification obligations under this Lease. The minimum acceptable limits for Tenant's Liability Insurance are $2,000,000 per occurrence. Tenant must cause the Landlord Parties (as defined in Section 16.2 below) to be named as "additional insureds" by endorsement satisfactory in form and substance to Landlord.

(iii)       Workers' Compensation Insurance and Employer's Liability Insurance. The minimum acceptable limits for the Worker's Compensation Insurance are as set forth in the applicable statutes of the State of Texas and for the Employer's Liability Insurance are $500,000 per each accident, $500,000 disease per employee, and $500,000 disease policy limit. All such policies must contain waivers of subrogation in favor of Landlord.

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(iv)       At all times during which construction work is being performed by or on behalf of Tenant at the Demised Premises, Tenant must maintain "Builder's Risk" insurance, covering the full replacement value of all such work being performed, naming Landlord as an "insured as its interest may appear," and being written in amounts of coverage that meet any coinsurance requirements of the policy or policies.

b.           The insurance requirements set forth in Section 15.1 (a) are independent of Tenant's waiver, indemnification, and other obligations under this Lease and cannot be construed or interpreted in any way to restrict, limit, or modify Tenant's waiver, indemnifications, and other obligations or to limit in any way Tenant's liability under this Lease. In addition to the requirements set forth in Section 15.1 (a), each insurance company issuing one or more of policies of insurance Tenant is required to carry under this Article 15 must have a rating of no less than ANIII in the current Best's Insurance Guide or A- in the current Standard and Poor Insurance Solvency Review and must be admitted to engage in the business of insurance in the State of Texas. The insurance Tenant is required to carry under this Lease must be primary insurance for all claims under such insurance and must provide that any insurance carried by the Landlord Parties is strictly excess, secondary, and noncontributing with any insurance carried by Tenant. The insurance Tenant is required to carry under this Lease must provide that it cannot be canceled, not renewed, or be subject to a change in coverage or limits of coverage except after thirty (30) days' prior written notice to Landlord and Landlord's lenders. Tenant is permitted to provide its insurance through a blanket policy as long as Tenant, at Tenant's sole cost and expense, procures a "per location" endorsement, or an equivalent reasonably acceptable to Landlord.

c.           Tenant must deliver to Landlord adequate proof that Tenant is carrying the type and amount of insurance coverage required by this Lease before Tenant enters onto the Demised Premises and at any time (but no more than twice per year) upon request from Landlord. Additionally, Tenant must deliver to Landlord, no less than thirty (30) days before the expiration date of any policy, adequate proof that Tenant has obtained renewal or replacement coverage for at least one (1) year immediately following such expiration. While the following checklist does not override the requirements of the preceding sentences, it is intended to give Tenant a preliminary checklist of the insurance documentation Landlord requires:

■	ACORD Form 27 "Evidence of Insurance" (for Property Insurance, Builder's Risk Insurance, Commercial General Liability Insurance, Worker's Compensation Insurance, and Employers' Liability Insurance).
■	Copies of all additional insured endorsements (which must be on ISO Form 2026 or an ISO form which replaces such form).
■	Copies of all loss payee endorsements.
■	Copies of all mortgagee clauses.
■	Copies of all waivers of subrogation.

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ARTICLE 16
WAIVER OF LIABILITY; WAIVER OF SUBROGATION

16.1         To the fullest extent permitted by law, Tenant hereby indemnifies and holds the Landlord Parties (as defined in Section 16.2 below) harmless from and against all Claims (as defined in Section 16.2 below) arising from (i) any Personal Injury, Bodily Injury, or Property Damage (all as defined in Section 16.2 below) whatsoever in the Demised Premises, and (ii) any Bodily Injury to any employee of any Tenant Party (as defined in Section 16.2 below) arising out of and in the course of such employee's employment (the matters set forth in "(i)" and "(ii)" above are referred to in this Lease collectively as the "Matters Indemnified by Tenant" and individually as a "Matter Indemnified by Tenant"). To the fullest extent permitted by law, Tenant, on behalf of all Tenant Parties, waives any and all Claims against the Landlord Parties arising from (i) any of the Matters Indemnified by Tenant, and (ii) any loss or damage to property of a Tenant Party located in the Demised Premises by casualty, theft or otherwise. Tenant, at Tenant's expense, must assume on behalf of the Landlord Parties and conduct with due diligence and in good faith the defense of any Matter Indemnified by Tenant. The defense must be by counsel satisfactory to Landlord, but Landlord agrees not to unreasonably withhold or delay its approval of such counsel. Landlord further agrees to cooperate in Tenant's defense of any action or proceeding brought by a person or entity in connection with any Matter Indemnified by Tenant. Any final settlement by Tenant of any action or proceeding in connection with any Matter Indemnified by Tenant must be approved by Landlord, which approval may not be unreasonably withheld or delayed. Each Landlord Party has the right, at its option, to be represented by advisory counsel of its own selection and at its own expense. In the event of failure by Tenant to fully perform in accordance with this indemnification, each Landlord Party, at its option, and without relieving Tenant of its obligations under this Section may so perform, but Tenant must reimburse such Landlord Party for all costs and expenses so incurred, together with interest at the maximum contractual rate permitted at law. Tenant's obligations under this Section 16.1 are not and cannot be deemed to be limited to damages, compensation or benefits payable under insurance policies, worker's compensation acts, disability benefit acts or other employees' benefit acts.

16.2         The following terms have the following definitions:

"Bodily Injury," "Personal Injury," and "Property Damage" have the same meanings as in the standard form of commercial general liability insurance policy.

"Claims" means any and all liabilities, claims, damages (including, consequential damages), losses, penalties, demands, causes of action (whether in tort or contract, in law or at equity, or otherwise), suits judgments, disbursements, charges, assessments, and expenses (including attorneys' and experts' fees and expenses) incurred in investigating, defending, or prosecuting any litigation, claim, proceeding, or cause of action (whether in tort or contract, in law or at equity, or otherwise).

"Landlord Parties" means (a) Landlord, Landlord's partners, affiliated companies of Landlord or of any partner of Landlord,(b) Landlord's lenders, and (c) as to each of the persons or entities listed in "(a)" and "(b)" above, the following persons or entities: such person or entity's partners, partners of their partners, and any successors, assigns, heirs, personal representatives, devisees, agents, stockholders, officers, directors, employees, and affiliates. "Landlord Party" means any one of the Landlord Parties.

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"Tenant Parties" means (a) Tenant itself, (b) any contractor of Tenant, (c) the employees of Tenant or of any contractor of Tenant, (d) any person that Tenant or any contractor of Tenant's controls or exercises control over, (e) any invitee of Tenant, (f) any licensee of Tenant, (g) subtenants of Tenant, (h) as to each of the persons or entities listed in "(a)" through and including "(g)" above, the following persons: such person or entity's partners, partners of their partners, and all successors, assigns, heirs, personal representatives, devisees, agents, stockholders, officers, directors, employees, and affiliates of such parties. "Tenant Party" means any one of the Tenant Parties.

16.3        EXCEPT AS SET FORTH IN THE NEXT-SUCCEEDING SENTENCE, THE INDEMNITIES AND WAIVERS CONTAINED IN SECTION 16.1 APPLY REGARDLESS OF THE ACTIVE OR PASSIVE NEGLIGENCE OR SOLE, JOINT, CONCURRENT, OR COMPARATIVE NEGLIGENCE OF THE LANDLORD PARTIES AND REGARDLESS OF WHETHER LIABILITY WITHOUT FAULT OR STRICT LIABILITY IS IMPOSED OR SOUGHT TO BE IMPOSED ON ANY OF THE LANDLORD PARTIES. IF THE FINAL JUDGMENT OF A COURT OF COMPETENT JURISDICTION ESTABLISHES, UNDER THE PRINCIPLES OF COMPARATIVE NEGLIGENCE IN THE STATE OF TEXAS, THAT THE GROSS NEGLIGENCE OR WILFUL MISCONDUCT OF A LANDLORD PARTY PROXIMATELY CAUSED A PERCENTAGE OF THE DAMAGE SUFFERED BY A THIRD PARTY, THEN, AS TO SUCH PERCENTAGE ONLY, THE INDEMNITIES AND WAIVERS CONTAINED IN SECTION 16.1 WILL NOT APPLY TO SUCH LANDLORD PARTY, BUT WILL APPLY TO ANY DAMAGE IN EXCESS OF SUCH PERCENTAGE AND TO ALL OF THE OTHER LANDLORD PARTIES.

16.4         Tenant hereby releases the Landlord from any and all liability or responsibility to the Tenant, or to any other party claiming through or under Tenant by way of subrogation or otherwise, for any loss or damage to property caused by a casualty which is insurable under standard "all risk" or "special form" or similar property insurance and agree to obtain an endorsement to that effect in their respective "all risk" or "special form" or similar property insurance policies; provided, however, that this waiver and agreement is applicable only with respect to a loss or damage occurring during the time when "all risk" or "special form" or similar property insurance policies which are readily available in the marketplace contain a clause or permit an endorsement to the effect that any such release does not adversely affect or impair the policy or the right of the insured party to receive proceeds under the policy; provided, further, that this release is not applicable to the portion of any damage which is not reimbursed by the damaged party's insurer because of the "deductible" in the damaged party's insurance coverage or otherwise. The release specified in this Section 16.4 is cumulative with any releases or exculpations which may be contained in other provisions of this Lease.

ARTICLE 17
DAMAGES BY CASUALTY

17.1         Tenant must give immediate written notice to the Landlord of any damage caused to the Demised Premises by fire or other casualty.

17.2         In the event that the Demised Premises are damaged or destroyed by fire or any other casualty, regardless of the extent of the damage or destruction, Landlord agrees to deliver to Tenant, within ninety (90) days after Tenant delivers to Landlord the written notice required by the terms of Section 17.1 above, a realistic construction schedule, prepared by a reputable general contractor acceptable to Landlord, setting forth such general contractor's estimated time periods to substantially complete the repair and reconstruction. Thereafter, within six (6) months of the date of the damage or destruction, Landlord must begin the repair, replacement, or reconstruction of the damaged or destroyed building or improvement and pursue the repair, reconstruction or replacement with reasonable diligence so as to restore the building to substantially the same condition it was in before the casualty.

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17.3         In the event the Demised Premises are damaged or destroyed by fire or other casualty, and the holder of any mortgage, deed of trust or other lien senior to this Lease elects under the terms of its security documents to apply all or any portion of the insurance proceeds to the reduction of Landlord's indebtedness, then Landlord may terminate this Lease within sixty (60) days after Landlord delivers the Construction Schedule to Tenant. Any termination under this Section 17.3 will be effective on the date such notice is delivered to Tenant. If Landlord fails to terminate this Lease in the manner set forth above, then Landlord will be deemed to have waived the termination right under this Section 17.3.

17.4         Tenant agrees that during any period of reconstruction or repair of the Demised Premises, it will continue the operation of its business within the Demised Premises to the extent practicable. During the period from the occurrence of any casualty at the Demised Premises until Landlord's required repairs are completed, the Base Rent will be reduced to such extent as may be fair and reasonable under the circumstances; however, there will be no abatement of the other charges provided for in this Lease.

ARTICLE 18
EMINENT DOMAIN

18.1         If more than thirty (30%) percent of the floor area of the Demised Premises should be taken for any public or quasi-public use under any governmental law, ordinance or regulation or by right of eminent domain or by private purchase in lieu thereof, this Lease will terminate, effective on the date physical possession is taken by the condemning authority.

18.2         If less than thirty percent (30%) of the floor area of the Demised Premises should be taken as aforesaid, this Lease will not terminate; however, the Base Rent payable hereunder during the unexpired portion of this Lease will be reduced in proportion to the area taken, effective on the date physical possession is taken by the condemning authority. Following such partial taking, Landlord must make all necessary repairs or alterations to the remaining Demised Premises.

18.3         All compensation awarded for any taking (or the proceeds of private sale in lieu thereof) of the Demised Premises is the property of Landlord, and Tenant hereby assigns its interest in any such award to Landlord; provided, however, Landlord has no interest in any award made to Tenant for Tenant's moving and relocation expenses or for the loss of Tenant's fixtures and other tangible personal property if a separate award for such items is made to Tenant, as long as such separate award does not reduce the amount of the award that would otherwise be awarded to Landlord.

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ARTICLE 19
ASSIGNMENT AND SUBLETTING

19.1         Tenant is not permitted to assign or in any manner transfer this Lease or any estate or interest therein, or sublet the Demised Premises or any part thereof, or grant any license, concession or other right of occupancy of any portion of the Demised Premises without the prior written consent of Landlord. Landlord agrees that it will not withhold consent in a wholly unreasonable and arbitrary manner (as further explained in Section 28.4 of this Lease); however, in determining whether or not to grant its consent, Landlord is entitled to take into consideration factors such as the experience, reputation and financial condition of the proposed transferee, and the then-current market conditions (including market rents). In addition, Landlord is entitled to charge Tenant a reasonable fee for processing Tenant's request. Consent by Landlord to one or more assignments or sublettings does not operate as a waiver of Landlord's rights as to any subsequent assignments and sublettings.

19.2         If Tenant is a corporation, partnership or other entity and if at any time during the term of this Lease the person or persons who own a majority of either the outstanding voting rights or the outstanding ownership interests of Tenant at the time of the execution of this Lease cease to own a majority of such voting rights or ownership interests or otherwise lose control (except as a result of transfers by devise or descent), then such loss of a majority of such voting rights or ownership interests or control will be deemed to be an assignment of this Lease by Tenant and, therefore, subject in all respects to the provisions of Section 19.1 above.

19.3         Any assignee or sublessee of an interest in and to this Lease will be deemed, by acceptance of such assignment or sublease or by taking actual or constructive possession of the Demised Premises, to have assumed all of the obligations set forth in or arising under this Lease. Such assumption will be effective as of the earlier of the date of such assignment or sublease or the date on which the assignee or sublessee obtains possession of any portion of the Demised Premises.

19.4         Notwithstanding any assignment or subletting, Tenant and any guarantor of Tenant's obligations under this Lease will at all times remain fully responsible and liable for the payment of the rent herein specified and for compliance with all of its other obligations under this Lease (even if future assignments and sublettings occur subsequent to the assignment or subletting by Tenant, and regardless of whether or not Tenant's approval has been obtained for such future assignments and sublettings). Moreover, in the event that the rent due and payable by a sublessee (or a combination of the rent payable under such sublease plus any bonus or other consideration therefor or incident thereto) exceeds the rent payable under this Lease, or if with respect to a permitted assignment, permitted license or other transfer by Tenant permitted by Landlord, the consideration payable to Tenant by the assignee, licensee or other transferee exceeds the rent payable under this lease, then Tenant is bound and obligated to pay Landlord all such excess rent and other excess consideration within ten (10) days following receipt thereof by Tenant from such sublessee, assignee, licensee or other transferee, as the case may be. Finally, in the event of an assignment or subletting, it is understood and agreed that Tenant will receive all rents paid to Tenant by an assignee or sublessee in trust for Landlord, to be forwarded immediately to Landlord without offset or reduction of any kind; and upon election by Landlord such assignee or sublessee must pay all rents directly to Landlord as specified in Article 4 of this Lease (to be applied as a credit and offset to Tenant's rent obligation).

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19.5         Tenant is not permitted to mortgage, pledge or otherwise encumber its interest in this Lease or in the Demised Premises except as provided in Article 8.

19.6         Landlord, in its sole discretion, may transfer or assign in whole or part its interest in this Lease and in the building containing the Demised Premises. In the event of the transfer and assignment by Landlord of its interest in this Lease and in the building containing the Demised Premises to a person expressly assuming Landlord's obligations under this Lease, Landlord will thereby be released from any further obligations hereunder, and Tenant agrees to look solely to such successor-in-interest of Landlord for performance of such obligations. Any security given by Tenant to secure performance of Tenant's obligations hereunder may be assigned and transferred by Landlord to such successor-in-interest and Landlord will thereby be discharged of any further obligation relating thereto.

ARTICLE 20
SUBORDINATION; ATTORNMENT; ESTOPPELS

20.1         Tenant accepts this Lease subject and subordinate to any mortgage, deed of trust or other lien presently existing or hereafter placed upon the Demised Premises or any portion of the Demised Premises which includes the Demised Premises, and to any renewals and extensions thereof. Tenant agrees that any mortgagee has the right at any time to subordinate its mortgage, deed of trust or other lien to this Lease; provided, however, notwithstanding that this Lease may be (or be made to be) superior to a mortgage, deed of trustor other lien, the mortgagee will not be liable for prepaid rents, security deposits and claims accruing during Landlord's ownership; further provided that the provisions of a mortgage, deed of trust or other lien relative to the rights of the mortgagee with respect to proceeds arising from an eminent domain taking (including a voluntary conveyance by Landlord) and provisions relative to proceeds arising from insurance payable by reason of damage to or destruction of the Demised Premises will be prior and superior to any contrary provisions contained in this instrument with respect to the payment or usage thereof. Landlord is hereby irrevocably vested with full power and authority to subordinate this Lease to any mortgage, deed of trust or other lien hereafter placed upon the Demised Premises, and Tenant agrees upon demand to execute such further instruments subordinating this Lease as Landlord may request; provided, however, that upon Tenant's written request and notice to Landlord, Landlord must use good faith efforts to obtain from any such mortgagee a written agreement that after a foreclosure (or a deed in lieu of foreclosure) the rights of Tenant will remain in full force and effect during the term of this Lease so long as Tenant recognizes and performs all of the covenants and conditions of this Lease.

20.2         At any time when the holder of an outstanding mortgage, deed of trust or other lien covering Landlord's interest in the Demised Premises has given Tenant written notice of its interest in this Lease, Tenant may not exercise any remedies for default by Landlord hereunder unless and until the holder of the indebtedness secured by such mortgage, deed of trust or other lien has received written notice of such default and a reasonable time (not less than 30 days) has thereafter elapsed without the default having been cured.

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20.3       Tenant agrees that it will from time-to-time upon request by Landlord execute and deliver to Landlord a written statement addressed to Landlord (or to a party designated by Landlord), which statement must identify Tenant and this Lease, must certify that this Lease is unmodified and in full force and effect (or if there have been modifications, that the same is in full force and effect as so modified), must confirm that Landlord is not in default as to any obligations of Landlord under this Lease (or if Landlord is in default, specifying any default), must confirm Tenant's agreements contained above in this Article 20, and must contain such other information or confirmations as Landlord may reasonably require. Landlord is hereby irrevocably appointed and authorized as the agent and attorney-in-fact of Tenant to execute and deliver any such written statement on Tenant's behalf if Tenant fails to do so within seven (7) days after the delivery of a written request from Landlord to Tenant.

ARTICLE 21
[INTENTIONALLY OMITTED.)

ARTICLE 22
DEFAULT BY TENANT AND REMEDIES

22.1       The following events will be deemed to be events of default by Tenant under this Lease:

(a)         Tenant fails to pay any installment of rent or any other obligation under this Lease involving the payment of money and such failure continues for a period of ten (10) days after written notice thereof to Tenant; provided, however, that for any twelve (12) month period during which Landlord has already given Tenant one written notice of the failure to pay an installment of rent, no further notice will be required (i.e., the event of default will automatically occur on the tenth day after the date upon which the rent was due).

(b)         Tenant fails to comply with any provision of this Lease, other than as described in Subsection (a), above, and either does not cure such failure within fifteen (15) days after written notice thereof to Tenant, or cures that particular failure but again fails to comply with the same provision of the Lease within three months after Landlord's written notice.

(c)         Tenant or any guarantor of Tenant's obligations under this Lease becomes insolvent, or makes a transfer in fraud of creditors, or makes an assignment for the benefit of creditors.

(d)         Tenant or any guarantor of Tenant's obligations under this Lease files a petition under any section or chapter of the federal Bankruptcy Code, as amended, or under any similar law or statute of the United States or any state thereof; or Tenant or any guarantor of Tenant's obligations under this Lease is adjudged bankrupt or insolvent in proceedings filed against Tenant or any guarantor of Tenant's obligations under this Lease thereunder.

(e)         A receiver or Trustee is appointed for the Demised Premises or for all or substantially all of the assets of Tenant or any guarantor of Tenant's obligation under this Lease.

(f)         Tenant deserts or vacates or commences to desert or vacate the Demised Premises or any substantial portion of the Demised Premises or at any time prior to the last month of the lease term removes or attempts to remove, without the prior written consent of Landlord, all or a substantial amount of Tenant's goods, wares, equipment, fixtures, furniture, or other personal property.

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(g)         Tenant does or permits to be done anything which creates a lien upon the all or any part of the Demised Premises.

(h)         Tenant makes an anticipatory breach of this Lease. The term "anticipatory breach" means either (1) Tenant's repudiation of this Lease in writing, or (2) the combination of (i) Tenant's desertion or vacation or commencement of desertion or vacation of the Demised Premises or removal of all or a substantial amount of Tenant's equipment, fixtures, furniture, or other personal property from the Demised Premises, and (ii) Tenant's failure to pay any Base Rent or other amounts due under this Lease as and when they are due and payable.

22.2       Upon the occurrence of any such events of default, Landlord has the option to pursue any one or more of the following remedies:

(a)         Without any further notice or demand whatsoever, Landlord may enter upon and take possession of the Demised Premises and expel or remove Tenant and any other person who may be occupying the Demised Premises or any part of the Demised Premises, by force, if necessary (except to the extent prohibited by Texas law), without being liable for prosecution or any claim for damages for such action. Such expulsion and removal by Landlord cannot be deemed a termination or forfeiture of this Lease or acceptance of Tenant's surrender of the Demised Premises unless Landlord expressly notifies Tenant in writing that Landlord is terminating or forfeiting this Lease or accepting Tenant's surrender of the Demised Premises. If Landlord expels or removes Tenant and any other person from the Demised Premises without terminating or forfeiting this Lease or accepting surrender of the Demised Premises, Landlord must attempt to mitigate its damages. In any situation in which Landlord is attempting to mitigate its damages, Landlord will conclusively be deemed to have done so if Landlord lists the Demised Premises with a real estate broker or agent (which may be affiliated with Landlord) and considers all written proposals for such space made by such broker or agent; provided, however, that in no event will Landlord (i) be obligated to travel outside a radius of thirty (30) miles from its principal office in order to meet with a prospective tenant, (ii) be obligated to expend monies for finish-out requested by a prospective tenant unless Landlord, in its sole discretion, believes that the excess rent Landlord will receive and the credit of the prospective tenant support such a decision, (iii) be obligated to accept any lease proposal whose terms are less advantageous than then-current market terms, or (iv) be required to accept any lease proposal which it, in its sole discretion, deems unacceptable. In attempting to relet or actually reletting the Demised Premises, Landlord will be free to enter into a direct lease with the proposed replacement tenant and will not be acting as Tenant's agent, although the proceeds Landlord actually receives for any time period will be credited against Tenant's obligations for the same time period. Tenant will not be entitled to any additional credit (for example, if Landlord receives amounts during a particular time period in excess of Tenant's obligations for the same time period, Landlord will not be required to credit such excess against Tenant's obligations for any other time period). Until Landlord is able, through such efforts, to relet the Demised Premises, Tenant must pay to Landlord, on or before the first day of each calendar month, in advance, the monthly rents and other, charges provided in this Lease. Beginning as of the time, if any, as Landlord relets the Demised Premises; Tenant thereafter shall pay to Landlord on the 20th day of each calendar month the difference between the monthly rents and other charges provided in this Lease for such calendar month and the amount actually collected by Landlord for such month from the occupant to whom Landlord has re-let the Demised Premises. If it is necessary for Landlord to bring suit in order to collect any deficiency, Landlord has the right to allow such deficiencies to accumulate and to bring an action on several or all of the accrued deficiencies at one time. Any such suit cannot prejudice in any way the right of Landlord to bring a similar action for any subsequent deficiency or deficiencies.

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(b)         Without any further notice or demand whatsoever, Landlord may terminate this Lease by written notice to Tenant, in which event Tenant must immediately surrender the Demised Premises to Landlord, and if Tenant fails to do so, Landlord may, without prejudice to any other remedy which Landlord may have for possession or arrearages in rent (including any late charge or interest which may have accrued pursuant to Section 4.3 of this Lease), enter upon and take possession of the Demised Premises and expel or remove Tenant and any other person who may be occupying the Demised Premises or any part thereof, by force, if necessary (except to the extent prohibited by Texas law), without being liable for prosecution or any claim for damages therefor. If the event of default pursuant to which Landlord terminated this Lease was a default under Section 22.2(a) or Section 22.1(h) above, then to the fullest extent permitted by applicable law, Tenant hereby agrees to pay the difference between the total of all monthly rents and other charges provided in this Lease for the remainder of the term and the reasonable rent value of the Demised Premises for such period, such difference to be discounted to then-present value at a rate equal to four (4%) percent per annum.

(c)         Without any further notice or demand whatsoever, Landlord may pursue the  following remedies for the following specific defaults:

(i)         In the event of any default described in Subsection 22.1 (b) of this Lease, Landlord has the right to enter upon the Demised Premises, by force, if necessary (except to the extent prohibited by Texas law), without being liable for prosecution or any claim for damages therefor, and do whatever Tenant is obligated to do under the terms of this Lease; and Tenant agrees to reimburse Landlord on demand for any expenses which Landlord may incur in thus effecting compliance with Tenant's obligations under this Lease, and Tenant further agrees that Landlord will not be liable for any damages resulting to the Tenant from such action.

(ii)         In the event of any default described in Subsection 22.1 (q) of this Lease, Landlord may pay or bond around such lien, whether or not contested by Tenant; and in such event Tenant agrees to reimburse Landlord on demand for all costs and expenses incurred in connection with any such action, with Tenant further agreeing that Landlord is in no event liable for any damages or claims resulting from such action.

If Landlord elects to exercise the remedy prescribed in Subsection 22,2(a) or 22.2(c) above, this election in no way prejudices Landlord's right at any time thereafter to cancel such election in favor of the remedy prescribed in Subsection 22.2(b) above, provided that at the time of such cancellation Tenant is still in default. Pursuit of any of the above remedies does not preclude pursuit of any other remedies prescribed in other sections of this Lease and any other remedies provided by law or in equity. Forbearance by Landlord to enforce one or more of the remedies herein provided upon an event of default cannot be deemed or construed to constitute a waiver of such default. No agreement to accept a surrender of the Demised Premises and no act or omission by Landlord or Landlord's agent during the term of this Lease will constitute an acceptance of surrender of the Demised Premises unless made in writing and signed by Landlord. Similarly, no reentry or taking of possession of the Demised Premises by Landlord will constitute an election by Landlord to terminate this Lease unless a written notice of such intention, signed by Landlord, is given to Tenant.

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22.3         It is expressly agreed that in determining "the monthly rents and other charges provided in this Lease," as that term is used throughout Subsection 22.2 above, there will be added to the Base Rent (as specified in Section 1.1(k) of this Lease) a sum equal to the charges for maintenance and operation of the Demised Premises (as specified in Articles 10 and 14 of this Lease) and the payments for real estate charges and insurance expenses (as specified in Article 6 of this Lease). It is further understood and agreed that the phrase "without any further notice or demand whatsoever," as that term is used throughout Section 22.2 above, incorporates Tenant's full, final, and complete waiver of all demands and notices permitted or required by applicable law, whether statutory or common law, and in equity (including, without limitation, any statutory requirement of prior written notice for filing eviction or damage suits for nonpayment of rent), it being understood and agreed that if any notice is appropriate, it is provided for in Section 22.1.

22.4         It is further agreed that, in addition to payments required pursuant to Section 22.2 above, Tenant must compensate Landlord for all expenses incurred by Landlord in repossession (including, among other expenses, any increase in insurance premiums caused by the vacancy of the Demised Premises), all expenses incurred by Landlord in reletting (including, among other expenses, repairs, remodeling, replacements, advertisements and brokerage fees), all concessions granted to a new tenant upon reletting (including, among other concessions, renewal options), all losses incurred by Landlord as a direct or indirect result of Tenant's default (including, among other losses, any adverse reaction by Landlord's mortgagee) and a reasonable allowance for Landlord's administrative efforts, salaries and overhead attributable directly or indirectly to Tenant's default and Landlord's pursuing the rights and remedies provided herein and under applicable law.

22.5         Landlord may restrain or enjoin any breach or threatened breach of any covenant, duty or obligation of Tenant herein contained without the necessity of proving the inadequacy of any legal remedy or irreparable harm. The remedies of Landlord hereunder are deemed cumulative and not exclusive of each other.

22.6         If on account of any breach or default by Tenant in its obligations hereunder, Landlord employs an attorney to present, enforce or defend any of Landlord's rights or remedies hereunder, Tenant agrees to pay any reasonable attorney's fees incurred by Landlord in such connection.

22.7         In the event that Tenant fails to pay any rent or other amounts due under this Lease, or in the event any one or more provisions of this Article 22 authorizes Landlord to enter the Demised Premises, Landlord is entitled and is hereby authorized, without any notice to Tenant, to enter upon the Demised Premises by use of a duplicate key, a master key, a locksmith's entry procedures or any other means not involving personal confrontation, and to alter or change the door locks on all entry doors of the Demised Premises, thereby permanently excluding Tenant. In such event Landlord will not be obligated to place any written notice on the Demised Premises explaining Landlord's action; moreover, if a reason for Landlord's action is the failure of Tenant to pay any one or more rents when due pursuant to this Lease, Landlord will not be required to provide the new key (if any) to Tenant until and unless all rent defaults of Tenant have been fully cured.

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22.8       [INTENTIONALLY OMITTED.]

22.9       In the event of any default described in Subsection (d) of Section 22.1 of this Lease, any assumption and assignment must conform with the requirements of the Bankruptcy Code which provides, in part, that the Landlord must be provided with adequate assurance (1) of the source of rent and other consideration due under this Lease; (ii) that the financial condition and operating performance of any proposed assignee and its guarantors, if any, is similar to the financial condition and operating performance of Tenant and its guarantors, if any, as of the date of execution of this Lease; and (iii) that any assumption or assignment is subject to all of the provisions of this Lease (including, but not limited to, restrictions as to use) and will not breach any such provision contained in any other Lease, financing agreement or other agreement relating to the Demised Premises.

(a)         In order to provide Landlord with the assurance contemplated by the Bankruptcy Code, Tenant must fulfill the following obligations, in addition to any other reasonable obligations that Landlord may require, before any assumption of this Lease is effective: (i) all defaults under Subsection (a) of Section 22.1 of this Lease must be cured within ten (10) days after the date of assumption; (ii) all other defaults under Section 22.1 of this Lease other than under Subsection (d) of Section22.1 must be cured within fifteen (15) days after the date of assumption; (iii) all actual monetary losses incurred by Landlord (including, but not limited to, reasonable attorneys fees) must be paid to Landlord within ten (10) days after the date of assumption; and (iv) Landlord must receive within ten (10) days after the date of assumption a security deposit in the amount of six (6) months Base Rent (using the Base Rent in effect for the first full month immediately following the assumption) and an advance prepayment of Base Rent in the amount of three (3) months Base Rent (using the Base Rent in effect for the first full month immediately following the assumption), both sums to be held by Landlord in accordance and deemed to be rent under this Lease for the purposes of the Bankruptcy Code as amended and from time-to-time in effect.

(b)         In the event this Lease is assumed in accordance with the requirements of the Bankruptcy Code and this Lease, and is subsequently assigned, then, in addition to any other reasonable obligations that Landlord may require and in order to provide Landlord with the assurances contemplated by the Bankruptcy Code, Landlord must be provided with (i) a financial statement of the proposed assignee prepared in accordance with generally accepted accounting principles consistently applied, though on a cash basis, which reveals a net worth in an amount sufficient, in Landlord's reasonable judgment, to assure the future performance by the proposed assignee of Tenant's obligations under this Lease; or (ii) a written guaranty by one or more guarantors with financial ability sufficient to assure the future performance of Tenant's obligations under this Lease, such guaranty to be in form and content satisfactory to Landlord and to cover the performance of all of Tenant's obligations under this Lease.

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ARTICLE 23
LANDLORD'S CONTRACTUAL SECURITY INTEREST

23.1         In addition to the statutory Landlord's lien, Landlord has at all times a valid security interest to secure payment of all rents and other sums of money becoming due hereunder from Tenant, and to secure payment of any damages or loss which Landlord may suffer by reason of the breach by Tenant of any covenant, agreement or condition contained herein, upon all goods, wares, equipment, fixtures, furniture, improvements and other personal property of Tenant presently, or which may hereafter be, situated on the Demised Premises, and all proceeds therefrom, and such property must not be removed without the consent of Landlord until all arrearages in rent as well as any and all other sums of money then due to Landlord or to become due to Landlord hereunder first have been paid and discharged and all the covenants, agreements and conditions hereof have been fully complied with and performed by Tenant. Upon the occurrence of an event of default by Tenant, Landlord may, in addition to any other remedies provided herein, enter upon the Demised Premises and take possession of any and all goods, wares, equipment, fixtures, furniture, improvements and other personal property of Tenant situated on the Demised Premises, without liability for trespass or conversion, and sell the same at public or private sale, with or without having such property at the sale, after giving Tenant reasonable notice of the time and place of any public sale or of the time after which any private sale is to be made, at which sale the Landlord or its assigns may purchase unless otherwise prohibited by law. Unless otherwise provided by law, and without intending to exclude any other manner of giving Tenant reasonable notice, the requirement of reasonable notice will be met if such notice is given in the manner prescribed in this Lease at least five days before the time of sale, Any sale made pursuant to the provisions of this paragraph will be deemed to have been a public sale conducted in a commercially reasonable manner if held in the above-described Demised Premises or where the property is located after the time, place and method of sale and a general description of the types of property to be sold have been advertised in a daily newspaper published in the county in which the property is located, for five consecutive days before the date of the sale. The proceeds from any such disposition, less any and all expenses connected with the taking of possession, holding and selling of the property (including reasonable attorney's fees and legal expenses), will be applied as a credit against the indebtedness secured by the security interest granted in this paragraph. Any surplus will be paid to Tenant or as otherwise required by law; the Tenant must pay any deficiencies forthwith. Tenant hereby agrees that a carbon, photographic or other reproduction of this Lease is sufficient to constitute a financing statement. Tenant nevertheless agrees that upon request by Landlord, Tenant will execute and deliver to Landlord a financing statement in form sufficient to perfect the security interest of Landlord in the aforementioned property and proceeds thereof under the provision of the Uniform Commercial Code (or corresponding state statute or statutes) in force in the state in which the property is located, as well as any other state the laws of which Landlord may at anytime consider to be applicable; moreover, Landlord is hereby irrevocably vested with a power of attorney from Tenant to execute any and all such financing statements on behalf of Tenant.

23.2         Notwithstanding Section 23.1, Landlord agrees that it will subordinate its security interest and landlord's lien to the security interest of Tenant's supplier or institutional financial source for as long as the rent account of Tenant under this Lease is current (or is brought current), provided that Landlord approves the transaction as being reasonably necessary for Tenant's operations at the Demised Premises, and further provided that the subordination must be limited to a specified transaction and specified items of the fixtures, equipment or inventory involved in the transaction.

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ARTICLE 24
HOLDING OVER; SURRENDER OF PREMISES

24.1         In the event Tenant remains in possession of the Demised Premises after the expiration of this Lease and without the execution of a new Lease, it will be deemed to be occupying the Demised Premises as a tenant at sufferance at a daily rent equal to the rent herein provided plus fifty percent of such amount, pro-rated on a daily basis, otherwise subject to all the conditions, provisions and obligations of this Lease insofar as the same are applicable to a tenancy at sufferance.

24.2         At the end of the term or the termination of Tenant's right to possess the Demised Premises, Tenant must (a) deliver to Landlord the Demised Premises with all improvements located thereon in good repair and condition, reasonable wear and tear (subject however to Tenant's maintenance obligations) excepted, (b) deliver to Landlord all keys to the Demised Premises, and (c) remove all signage placed on the Demised Premises. All fixtures, alterations, additions, and improvements (whether temporary or permanent) are Landlord's property and must remain on the Demised Premises except as provided in the next two sentences. Provided that Tenant has performed all of its obligations hereunder, Tenant may remove all unattached trade fixtures, furniture, and personal property placed in the Demised Premises by Tenant (but Tenant cannot remove any such item which was paid for, in whole or in part, by Landlord). Additionally, Tenant must remove such alterations, additions, improvements, fixtures, equipment, wiring, furniture, and other property as Landlord may request, provided such request is made within six months after the end of the term. All items not so removed will, at the option of Landlord, be deemed abandoned by Tenant and may be appropriated, sold, stored, destroyed, or otherwise disposed of by Landlord without notice to Tenant and without any obligation to account for such items, and Tenant must pay for the costs incurred by Landlord in connection therewith. Any such disposition cannot be considered a strict foreclosure or other exercise of Landlord's rights in respect of the security interest granted under Section 23. All work required of Tenant under this Section 24.2 must be coordinated with Landlord and be done in a good and workmanlike manner, in accordance with all laws, and so as not to damage the Demised Premises. Tenant must, at its expense, promptly repair all damage caused by any work performed by Tenant under this Section 24.2.

ARTICLE 25
NOTICES

25.1         Wherever any notice is required or permitted under this Lease, such notice must be in writing. Any notice or document required or permitted to be delivered under this Lease will be deemed to be delivered when actually received by the designated addressee or, if earlier and regardless of whether actually received or not, when deposited in the United States mail, postage prepaid, certified mail, return receipt requested, or when sent by messenger or private overnight courier (but not facsimile), addressed to the applicable party at such party's address as set forth in Section 1.1 above, or such other address as such party has previously specified by written notice. All notices to either party due under this Lease shall include a copy to:

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Stewart A. Feldman, Esq.
The Feldman Law Firm LLP
5051 Westheimer Road, Suite 1850
Houston, TX 77056-5604

ARTICLE 26
AMERICANS WITH DISABILITIES ACT

26.1         Tenant represents that the Demised Premises will be constructed in accordance with the requirements of the Americans With Disabilities Act of 1990, as amended from time-to-time, and related state and municipal laws and regulations (collectively, the "ADA" ). If there are any changes to the ADA which require changes to the Demised Premises, Tenant will improve the Demised Premises in order to comply with the ADA at Tenant's sole cost and expense.

26.2         Tenant is responsible for compliance with the ADA in all matters regarding both the configuration of the Demised Premises (the interior as well as all public and/or employee door entrances) and Tenant's business operations at the Demised Premises.

ARTICLE 27
REGULATIONS

27.1         Landlord and Tenant acknowledge that there are in effect federal, state, county and municipal laws, orders, rules, directives and regulations (collectively referred to hereinafter as the "Regulations") and that additional Regulations may hereafter be enacted or go into effect, relating to or affecting the Demised Premises, and concerning the impact on the environment of construction, land use, maintenance and operation of structures, toxic or otherwise hazardous substances, and conduct of business. Subject to the express rights granted to Tenant under the terms of this Lease, Tenant will not cause, or permit to be caused, any act or practice, by negligence, omission or otherwise, that would adversely affect the environment, ment, or do anything or permit anything to be done that would violate any of the Regulations. Moreover, Tenant has no claim against Landlord by reason of any changes Landlord may make in the Demised Premises pursuant to the Regulations or any charges imposed upon Tenant, Tenant's customers or other invitees pursuant to same.

ARTICLE 28
MISCELLANEOUS

28.1         Nothing in this Lease can be deemed or construed by the parties hereto, nor by any third party, as creating the relationship of principal and agent or of partnership or of joint venture between the parties hereto, it being understood and agreed that neither the method of computation of rent, nor any other provision contained herein, nor any acts of the parties hereto, will be deemed to create any relationship between the parties hereto other than the relationship of landlord and tenant.

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28,2         Tenant must not for any reason withhold or reduce Tenant's required payments of rents and other chargess provided in this Lease, it being agreed that the obligations of Landlord under this Lease are independent of Tenant's obligations except as maybe otherwise expressly provided. The immediately preceding sentence cannot be deemed to deny Tenant the ability of pursuing all rights granted it under this Lease or at law; however, as contemplated in Rule 174(b) of the Texas Rules of Civil Procedure (as such may be amended from time-to-time), at the direction of Landlord, Tenant's claims in this regard will be litigated in proceedings different from any litigation involving rent claims or other claims by Landlord against Tenant (i.e., each party may proceed to a separate judgment without consideration, counterclaim or offset as to the claims asserted by the other party).

28,3         The liability of Landlord to Tenant for any default by Landlord under the terms of this Lease will be limited to the proceeds of sale on execution of the interest of Landlord in the Demised Premises; and Landlord will not be personally liable for any deficiency, except that Landlord will, subject to the provisions of Section 19.6 hereof, remain personally liable to account to Tenant for any security deposit under this Lease. This clause cannot be deemed to limit or deny any remedies which Tenant may have in the event of default by Landlord hereunder which do not involve the personal liability of Landlord.

28.4         In all circumstances under this Lease where the prior consent of one party (the "consenting party"), whether it be Landlord or Tenant, is required before the other party (the "requesting party") is authorized to take any particular type of action, such party must not withhold such consent in a wholly unreasonable and arbitrary manner; however, the requesting party agrees that its exclusive remedy if it believes that consent has been withheld improperly (including, but not limited to, consent required from Landlord pursuant to Section 9.2 or Section 19.1) is to institute litigation either for a declaratory judgment or for a mandatory injunction requiring that such consent be given (with the requesting party hereby waiving any claim for damages, attorneys fees or any other remedy unless the consenting party refuses to comply with a court order or judgment requiring it to grant its consent).

28.5         One or more waivers of any covenant, term or condition of this Lease by either party cannot be construed as a waiver of a subsequent breach of the same covenant, term or condition. The consent or approval by either party to or of any act by the other party requiring such consent or approval cannot be deemed to waive or render unnecessary consent to or approval of any subsequent similar act.

28.6         Whenever a period of time is herein prescribed for action to be taken by Landlord, Landlord will not be liable, or responsible for, and there will be excluded from the computation of any such period of time, any delays due to strikes, riots, acts of God, shortages of labor or materials, war, governmental laws, regulations or restrictions or any other causes of any kind whatsoever which are beyond the reasonable control of Landlord.

28.7         If any provision of this Lease is held to be invalid or unenforceable, the validity and enforceability of the remaining provisions of this Lease will not be affected thereby.

28.8         The laws of the State of Texas govern the interpretation, validity, performance and enforcement of this Lease. Venue for any action under this Lease is in Harris County, Texas.

28.9         The captions used herein are for convenience only and do not limit or amplify the provisions hereof.

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28.10       Whenever herein the singular number is used, the same includes the plural, and words of any gender include each other gender.

28.11       The terms, provisions and covenants contained in this Lease apply to, inure to the benefit of and bind the parties hereto and their respective heirs, successors in interest and legal representatives except as otherwise herein expressly provided.

28.12       This Lease contains the entire agreement between the parties, and no rights are created in favor of either party other than as specified or expressly contemplated in this Lease. No brochure, rendering information or correspondence will be deemed to be a part of this agreement unless specifically incorporated herein by reference. In addition, no agreement will be effective to change, modify or terminate this Lease in whole or in part unless such is in writing and duly signed by the party against whom enforcement of such change, modification or termination is sought.

28.13      LANDLORD AND TENANT HEREBY ACKNOWLEDGE THAT THEY ARE NOT RELYING UPON ANY BROCHURE, RENDERING, INFORMATION, REPRESENTATION OR PROMISE OF THE OTHER, OR OF ANE AGENT OR, EXCEPT AS MAY BE EXPRESSLY SET FORTH [PLACE AN "'X" OR OTHER MARK DESIGNATING A CHOICE IN THE APPROPRIATE BOX]:

☐  IN THIS LEASE.
☒  IN _______________________________ AS WELL AS IN THIS LEASE.

NOTE: IF NO "X" (OR OTHER MARK DESIGNATING A CHOICE) IS PLACED IN EITHER BOX IN THIS SECTION 28.13, THEN THE FIRST BOX WILL BE DEEMED TO HAVE BEEN MARKED.

28.14       Tenant and Landlord represent and warrant to each other that neither has had any contacts or engaged in any actions which would give rise to any claim from any broker in connection with the negotiation or execution of this Lease. Tenant and Landlord hereby indemnify each other from and against any and all claims for brokers' commissions relating to the negotiation or execution of this Lease and alleged to be due because of an agreement of the indemnifying party.

28.15       This Lease consists of twenty-eight (28) articles and Exhibits "A" and "B" . In the event any provision of an exhibit or other attached page is inconsistent with a provision in the body of the Lease, the provision as set forth herein control.

28.16       The signatories below recognize that the Tenant is in the process of being formed and that any and all obligations under this Lease shall only come into force and effect upon the formation of the Tenant, who shall give written notice of its formation to Landlord.

EXECUTED effective as of the _______ day of September 2006.

Lease Agreement	Page 28

THE, FELDMAN LAW FIRM LLP ☐ HOUSTON, TX

initials	initials

LANDLORD:	TENANT:

First Street Hospital, LP., a Texas limited Partnership

/s/Jacobo Varon	By: First Surgical Partners, L.L.C., its
Jacobo Varon, Trustee for the benefit of	general partner
First Street Holdings, Ltd.

By:	/s/Tony Rotondo
Name:	(Tony Rotondo)
Title:	(CEO)

Lease Agreement	Page 29

THE, FELDMAN LAW FIRM LLP ☐ HOUSTON, TX

initials	initials

LIST OF EXHIBITS

Exhibit A - Legal Description of the Demised Premises

Exhibit B - Plans for the Improvements

Lease Agreement	Page 30

THE, FELDMAN LAW FIRM LLP ☐ HOUSTON, TX

initials	initials

Exhibit B

Lease Agreement	Page i

THE, FELDMAN LAW FIRM LLP ☐ HOUSTON, TX

initials	initials

Exhibit B

Lease Agreement	Page ii

THE, FELDMAN LAW FIRM LLP ☐ HOUSTON, TX

initials	initials

BARIATRIC PROGRAM SPONSORSHIP AGRtElViENT

This Bariatric Program Sponsorship Agreement (this "Agreement'') is entered into this (22nd) day of (March), 2006, but effective the (1st) day of (May), 2006 (the "Effective Date") by and between (First Street Hospital), a (Limited Partnership) (hereinafter referred to as "Hospital"), and Vital Weight Control, Inc., d/b/a NeWeigh, a Texas corporation (hereinafter referred to as "Vital").

WITNESSETH

WHEREAS, Hospital desires to sponsor in part a gastroplasty program involving surgical intervention for morbid obesity through such procedures as gastric bypass with Roux-en-Y gastroenterostomy, silastic ring gastroplasty, Lap Band surgery and all related, consequential and incidental surgical procedures, including gall bladder removal ("Bariatric Surgery") utilizing such surgery as part of an interdisciplinary and coordinated approach for the treatment of morbidly obes patients and desires to make available its facility known as (First Street Hospital), located (Bellaire, TX) for surgeries on prospective patients that are participants in the Bariatric Program (as defined below) as well as for surgeries on other prospective patients that meet Hospital criteria for eligibility for Bariatric Surgery;

WHEREAS, Vital has operated a bariatric program in the Houston area for the treatment of morbid obesity through the use of Bariatric Surgery since 1991 and wishes to continue to operate its bariatric program in Houston, Texas with the support of and the sponsorship of Hospital (the "Program", the "NeWeigh Program" or the "Bariatric Program");

WHEREAS, Vital has operated and managed bariatric programs utilizing an interdisciplinary and coordinated approach specifically integrating the services of hospitals, surgeons, nutritionists, anesthesiologists, respiratory therapists, psychologists, cardiologists, pulmonologists, gastroenterologists, insurance specialists and other clinicians around the needs of participants and has done so since 1991;

WHEREAS, the patient-centered coordinated and interdisciplinary approach to a bariatric program utilized by Vital since 1991 is now officially encouraged by the American Society for Bariatric Surgery under its Centers of Excellence program and Hospital has as one of its objectives the designation of the Hospital as an ASBS Bariatric Surgery Center of Excellence;

WHEREAS, Vital does not provide hospital services or professional medical services but does coordinate the provision of such clinical and administrative services to the Program participants so as to allow for the provision of such services to the participants in a convenient, friendly and non-threatening environment so as to encourage maximum participation in the Program;

WHEREAS, Vital has extensive experience advertising, marketing and promoting the advantages of interdisciplinary bariatric programs to the general public, health professionals and the morbidly obese and will agree to utilize its expertise and the NeWeigh service mark to advertise, market and promote maximum awareness of and participation in the Bariatric Program, subject to applicable professional standards and fraud and abuse laws;

/s/Tony Rotondo      /s/Diane Crumley

WHEREAS, Vital has experience assisting hospitals, surgeons and other health professionals in conducting their practices and providing their services in a manner so as to help minimize professional liability claims and other problems related to patient dissatisfaction as. well as to maximize patient flow and patient satisfaction;

WHEREAS, Vital has experience assisting participants in obtaining approvals for payment for surgery from insurers and other third party payors ("Approvals") utilizing its preexisting databases and in the coordination of any diagnostic tests and clinical services required as a condition precedent to obrain4ng such Approvals;

WHEREAS, Hospital is seeking to sponsor Vital to manage, market and coordinate the Bariatric Program (with the explicit Understanding that Vital will not be responsible for rendering inpatient or outpatient hospital services to any patient of the Hospital and such services shall remain the sole responsibility of Hospital at all times) in accordance with the management goals of the Bariatric Program; and

WHEREAS, the parties to this Agreement desire to enter into this Agreement in order to provide a full statement of their respective rights and responsibilities in connection with the operation of the Program during the term of this Agreement.

NOW, THEREFORE, in consideration of the above recitals, the terms and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.. DIRECTOR OF PROGRAM

Vital shall provide a qualified individual to serve as the program director of the Program (the "Director") and to operate the Program in a manner that will reflect favorably upon the Hospital's sponsorship of the Program. Vital shall provide the services stated in Sections 2.1 and 2.2 for the benefit of the Program through the Director.

2.	VITAL'S SERVICES

2.1	Services

The parties acknowledge and agree that the very essence of coordinating a multidisciplinary approach to patient care such as the Bariatric Program requires that the services of Vital provided with respect to the operation of the Bariatric Program benefit all of the parties associated with the Program, including Vital itself the Hospital, the surgeons, the allied health professionals and the participants. The parties acknowledge and agree that the sponsorship of the Hospital or the benefit of any such services to the Hospital is not an indication that Vital is acting as a contractor or agent of the Hospital with respect to any particular activity.

rn connection with the operation of the Program, the parties anticipate and agree that Vital will act as an independent contractor and may act, at various times, as agent for itself the surgeons, the allied health professionals and/or the participants. For example, Vital will serve as an agent or contractor for participants in such capacities as ombudsman or insurance advocate. Further, Vital may (but is not required to) continue to perform services for the benefit of participants even after it is evident such participants will utilize the hospital services of a hospital other than Hospital. Vital may also perform certain support services for surgeons associated with the Program. The Hospital specifically acknowledges and agrees that Vital cannot legally agree to and will not agree to provide free support services to surgeons that admit patients to the Hospital and, to the extent Vital performs services for such admitting surgeons, Vital will separately charge such surgeons a reasonable fee for any such services, which fee will be determined in the sole discretion of Vital.

/s/Tony Rotondo      /s/Diane Crumley

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For the benefit of the Program and the Hospital, Vital shall, either directly or through an affiliate of Vital, subject to any oversight rights of the Hospital as specified herein;

(a)            Upon written request, consult with the Hospital regarding management, design, development, planning, implementation, and evaluation of specific Program marketing, services, policies, and procedures to carry out the Program goals, provided, however, that the manner of meeting Program goals shall be determined by Vital using its reasonable discretion and provided further that nothing contained herein shall require Vital to alter its current methods of operation utilized to accomplish Program goals without Vital's approval;

(b)           Work with Hospital personnel and departments to ensure that Hospital personnel and departments know and adhere to Program philosophy and provide patient services that meet the established policies and procedures of the Program (which standards are in addition to and not in lieu of the established standards of hospital care, set and adhered to by the Hospital);

(c)           Upon written request by Hospital, Vital will establish procedures as part of Hospital's overall patient care evaluation program, to evaluate the consistency and quality of Hospital services provided to participants in the Program;

(d)           Assist the Hospital, as reasonably required by the Hospital, in the performance of Hospital utilization review and cost 'containment functions relating to Hospital services provided to Program participants;

(e)           At the reasonable request of the Hospital, prepare and submit to the Hospital summary reports of activities of the Program and provide analysis and interpretation of such reports, provided that nothing herein shall require Vital to provide information regarding its services to participants other than Hospital, or in violation of applicable patient privacy laws, including HIPAA;

(f)            Maintain continuous liaison with the Hospital in regard to Hospital's patient care services, the professional conduct of health professionals and the coordination of Hospital personnel insofar as these activities are related to Hospital services to Program participants;

(g)           Provide such technical advice and assistance as may reasonably be requested by the Hospital to facilitate Hospital's participation in Program implementation and/or expansion;

/s/Tony Rotondo      /s/Diane Crumley

3

(h)           To the extent Program costs are pass-through coats to the Hospital, conduct the Program in a cost. efficient and effective manner, subject to reasonable budgetary systems and constraints established by the Hospital and furnished in writing to Vital, and otherwise assist the Hospital in containing pass-through Program costs;

(i)            Participate, as reasonably requested by the Hospital, in the preparation of internal operating and capital budgets for the Hospital (including projections of both revenues and expenditures) provided, however, that Vital shall make no representations, shall have no liability and shall be held harmless with respect to the accuracy of any such projections;

(j)            Use reasonable efforts to elevate the standing of _Hospital and the Hospital's Medical Staff with respect to their services provided to Program participants, such as by assisting the Hospital and/or Hospital's Medical Staff with the publication of unusual or interesting medical studies made with respect to Program participants;

(k)            Upon request, assist Hospital and Hospital's Medical Staff in obtaining the necessary equipment, education, training and experience to perform existing and new forms of Bariatric Surgery;

(I)            Cooperate in the furtherance of teaching and educational functions of the Hospital and the Hospital's Medical Staff with respect to the availability of Hospital and physician services to Program participants;

(m)           Upon request, assist in the design and development of Hospital's patient information forms, medical record forms, and consent forms for use by the Hospital with bariatric patients of the Hospital;

(ti)           Screen participants in the Program in accordance with National Institute of Health ("N111') screening policies and procedures and screen prospective patients of the Hospital in accordance with the Hospital's screening policies and procedures furnished to Vital by Hospital and advise participating surgeons whether such prospective patients meet Hospital's criteria for admission to the Hospital;

(a)           Upon request, undertake joint marketing and educational activities, as authorized by the Hospital, involving professional contacts with physicians, hospitals, public health agencies, nursing associates, and state and local medical societies in order to apprize such individuals and groups of the nature and availability of the Program and facilities of Hospital and to facilitate the exchange of information with regard to the Program, patient care, administration, medical policy, and utilization review (it being provided, however, that Vital shall have no authority to bind Hospital to any contract nor incur debt on behalf of Hospital except as authorized under Section 4.1);

(p)           Upon request, assist the Hospital in representing the value of the Program before the medical staff,' as necessary; and

(q)           Advertise and market the availability of the Program and the Hospital to prospective participants and prospective patients struggling with morbid obesity and considering Bariatric Surgery as a treatment alternative, as more specifically provided in Section 2.2-and in accordance with applicable fraud and abuse and related laws, including Tex. 0cc. Code Sec. 102.001.

/s/Tony Rotondo      /s/Diane Crumley

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2.2 Program avertisinz and Marketing

•            All Program advertising conducted in the Houston market area during the term of this Agreement will be conducted utilizing the NeWeigh name and service mark. All prospective participants responding to Program advertising shall be screened as to whether they meet NIH criteria to become Program participants and will also be screened to determine if they are eligible candidates for surgery at the Hospital (utilizing Hospital screening guidelines including insurance criteria).. Any prospective patients of the Hospital will be educated about available bariatric procedures and surgeons. The parties acknowledge and agree that Vital makes no referral of participants or prospective patients to the Hospital or to any hospital as such decisions are made by the participants and/or their surgeons. Further, Hospital agrees and understands that a participant may, at any time, elect to pursue surgery utilizing a surgeon that is not part of the Hospital's Medical Staff or a surgeon on the Hospital's Medical Staff that may elect to perform surgery on any such participant at a different facility. Hospital further acknowledges that such decisions are made between the surgeon and the patient and are matters beyond Vital's control.

Vital shall be responsible, at its expense, for developing and placing all advertising for the Program with the media. Hospital has already reviewed and approved the content of existing advertising content used by Vital. Any new advertising content shall be subject to Hospital's prior review and approval; provided, however, that if Hospital fails to respond to a request for approval of advertising content within ten (10) business days, the approval of Hospital shall be deemed to have been given. Except as provided above, advertising for the Program shall be the sole responsibility of Vital. Although Hospital shall have the right to approve any new advertising content, the frequency, placement and media selected for advertising shall be the sole responsibility of Vital. Vital shall retain all copyrights, trademarks, service marks, ownership and any other rights with respect to advertising and marketing materials for the Program.

2.3 Time and Efforts Requirempnts

1.n order to insure the quality and integrity of the entire Program and not just the Hospital component, Vital and its appointed Director shall devote sufficient lime and efforts to operate the Program in a professional manner so as (1) to permit ample time for the performance of all of the duties normally associated therewith, (2) to meet the needs of the Program participants, and (3) to perform duties and conduct the Program to fulfill the responsibilities set forth in Section 2.1. In performing the management duties under this Agreement, Vital shall use reasonable efforts to perform all Program functions in a competent and timely fashion. In the event that Vital has engaged third parties to perform one or more services contemplated hereunder under the supervision of Vital, Vital shall use its best efforts to cause such third parties to deliver each service in a competent and timely fashion. Nothing contained in this Agreement shall be construed to constitute Vital as a guarantor with respect to any obligations of Hospital or with respect to the profitability of the Program or the Hospital.

/s/Tony Rotondo      /s/Diane Crumley

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2.4 Standards of Practice and Compliance with Laws

The parties agree that Vital shall not be required to perform any services under this Agreement that may not be properly delegated by Hospital under applicable federal and state law and regulation without affecting the status of the Hospital for purposes of licensure, accreditation, certification and Medicare participation. Vital and its appointed Director as well as all of its other employees and subcontractors shall perform their duties under this Agreement and conduct the Program in accordance with (1) applicable federal and state statutes and regulations, (ii) standards and recommendations of the Joint Commission on Accreditation of Healthcare Organizations, (iii) Medical Staff Bylaws, (iv) Rules and Regulations of the Hospital and the Medical Staff, and (v) the written policies of Hospital, the Medical Staff, and the Program as may be in effect from time to time. It is specifically agreed and understood any remuneration of Vital or Vital's employees or subcontractors based directly or indirectly on the volume or value of the business generated for a Hospital is strictly prohibited:

2.5 License to Use None

2.5 License to Use Name

Vital may utilize its trademarks, service marks and related marks (collectively the "Marks") in connection with the advertising of the Program. During the term of this Agreement, Vital shall provide to Hospital a non-exclusive, non-transferable, right and license to the use of the Marks insofar as may be necessary or appropriate to allow Hospital to market and describe Hospital's sponsorship of the operation of the Program. Except as provided in this Section, Hospital shall not use the Marks in whole or in part except directly in connection with the Program and shall not permit or authorize any other person or entity to use the Marks in any manner. Hospital's use of the Marks shall at all times be subject to the prior written approval of Vital. Hospital, if pertained to use the Marks, shall affix to any advertising, promotional, display or other material, which uses any of the Marks, such notice or notices of trademark protection as may be requested reasonably from time to time by Vital. Upon the expiration or termination of this Agreement for any reason, such license shall immediately cease, and Hospital shall have no further rights to use the Marks or any NeWeigh materials and Hospital shall discontinue all Use of any term(s) confusingly similar to the Marks. Hospital shall not register or attempt to register the Marks in its own name or that of any other person or entity and shall not contest the ownership or the validity of the Marks or any registration of the Marks. Hospital shall conduct its business and the Program in a manner designed to protect and enhance the reputation and integrity of the Marks and the goodwill associated therewith. Nothing in this Agreement shall be construed to prevent Vital from granting any other licenses for use of the Marks or to prevent Vital from utilizing the Marks in any manner whatsoever outside of the Houston, Texas market

/s/Tony Rotondo      /s/Diane Crumley

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2,6 Use of Program Materials.

During the term of this Agreement, Vital may provide to Hospital or other program participants and/or utilize in connection with the Program various business methods, processes, systems, forms and similar proprietary processes (collectively the "Information"). Hospital shall use the Information solely for the purpose of operating the Program during the tea-m. hereof and the Information will be kept strictly confidential and will not be disclosed, published or otherwise used or exploited, directly or indirectly, by the Hospital or its Representatives or anyone acting in concert with them, Each Hospital Representative who needs to know such Information for the foregoing purpose must: (1) be informed of the confidential and proprietary nature of the Information and (ii) agree to be bound by the confidentiality provisions hereof. Hospital shall be responsible for any breach of this Agreement by its Representatives. Furthermore, Hospital and its Representatives shall not speculate about the Information or intimate to others that it has any Information. Hospital shall not, directly or indirectly, (a) use the Information to guide or aid a search and/or evaluation of publicly available information for purposes of either showing Information is in the public domain or to recreate the knowledge or logic contained within the Information from non-protected sources and/or (b) disassemble, reverse engineer or otherwise use the Information as a guide or template to otherwise recreate the logic or knowledge contained within the Information and/or to offer or use a product and/or • service that incorporates or uses the functionality of anything disclosed in the Information or substantially equivalent to or substituting for, any functionality disclosed by Vital in the Information or for any other purpose.

Upon termination of this Agreement, Hospital and its Representatives shall, at their own sole cost and expense, promptly return to Vital or destroy all Information and all copies, extracts or other reproductions in whole or in part thereof. Notwithstanding the return or destruction of the Information, Hospital and its Representatives shall continue to be bound by their confidentiality obligations hereunder. Any oral Information that is retained by the Hospital and/or its affiliates will continue to be subject to this Confidentiality Agreement following the termination of this Agreement.

After termination of this Agreement, neither Hospital, nor any Person acting on behalf of Hospital, shall directly or indirectly hold itself out to the public as being or remaining (or otherwise associated with) a NeWeigh Program or in any way affiliated with Vital.

Vital seeks to obtain proprietary local telephone numbers associated with the NeWeigh Program. Ownership of such local telephone numbers shall be and remain in Vital, without regard to the party paying for such phone number and/or who the local telephone company shows as the owner of such phone number.

Each party agrees that money damages may not be a sufficient remedy for any breach of this Section of the Agreement by the other party and that Vital shall be entitled to seek equitable relie4, including injunction and specific performance, in the event of any such breach, in addition to all other remedies available to Vital at law or in equity. Hospital further agrees to waive, and to use its commercially reasonable efforts to cause its directors, officers, employees and agents to waive, any requirement for the securing or posting of any bond in connection with such remedy. Should a dispute arise between Vital and Hospital regarding an alleged breach of this Agreement, the non-prevailing party shall reimburse the prevailing party for all costs, expenses, losses, damage, and claims (including attorneys' costs) incurred as a result of the breach of the dispute.

/s/Tony Rotondo      /s/Diane Crumley

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3. INDEPENDENT CONTRACTOR

In the performance of this Agreement, it is mutually understood and agreed that Vital and its employees, including its appointed Director, are at all times acting and performing as an independent contractor and not as an employee, joint venturer, agent, partner or lessee of Hospital, Hospital shall not exercise any control or direction over the specific methods by which Vital and Director perform their services hereunder; the sole interest and responsibility of Hospital shall be to ensure that the services covered by this Agreement are rendered in accordance with the terms and conditions hereof. Vital and its personnel shall not have any claim under this Agreement or otherwise against Hospital for Worker's Compensation, unemployment compensation, vacation pay, sick leave, retirement benefits, social security benefits, disability insurance benefits, unemployment insurance benefits, or other employee benefits, all of which shall be the sole responsibility of Vital. Hospital shall not withhold on behalf of Vital or any of its personnel any sums for income tax, unemployment insurance, Social Security, or otherwise pursuant to any law or requirement of any government agency, and all such withholding, if any is required, shall be the sole responsibility of Vital, Vital shall indemnify and hold harmless Hospital from any and all loss or liability, if any, arising with respect to any of the foregoing benefits or withholding requirements.

4.	HOSPIT.A.L'S DUTIES AND 11.ESPONSIBILITIES TO VITAL

4.1	Services arid Facilities

(a)           At all times during the term of this Agreement, Hospital shall either furnish, at its expense, or reimburse Vital amounts Vital expends for operation of the Program, including such fully built out office space, facilities, equipment, utilities, furniture, fixtures, office supplies, postage, courier services and other outside services as may be reasonably required to operate the Program. To the extent possible, Vital shall make all purchases through Hospital or its affiliates. For any expenditure that is not described above, Vital will not make any purchases in excess of $5130.00 without the written approval of Hospital. If Vital makes a reimbursable purchase, Hospital shall reimburse Vital within 5 business days of receipt of invoice. The items furnished at Hospital expense shall not include any advertising, marketing, computer software or personnel costs (except outside IT support) of Vital.

(b)           Notwithstanding the foregoing, Vital may agree to allow Hospital to utilize certain items of equipment, furniture, and computers for the benefit of the Programs, as set forth on Exhibit A hereto. Exhibit A may be modified from time to time by mutual agreement of the parties. Vital shall provide such items at its expense, provided that Hospital shall be responsible for any required maintenance and repair

/s/Tony Rotondo      /s/Diane Crumley

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4.2	Exclusivity

Hospital represents and agrees that during the term of this Agreement Hospital will not directly or indirectly operate or fund any other bariatric program offering Bariatric Surgery.

4.3	Compensation

As compensation for the services rendered by Vital pursuant to this Agreement for the benefit of the Hospital, Hospital shall pay as a Program sponsorship fee the following monthly amounts, due and payable, in advance, on the 1st day of each and every month:

(According to the payment schedule attached as an addendum hereto)

The first monthly payment shall be due upon the execution of this Agreement. The parties hereby stipulate that the Program sponsorship fees represent fair consideration for the services provided by Vital for the benefit of the Hospital. Time is of the essence for purposes of this Section 4.3.

4.4	Books and Records

(a)           Vital recognizes that the Centers for Medicare & Medicaid Services (CMS) require that persons and entities that provide services to the health care providers maintain records reflecting the costs associated with such services. Therefore, Vital agrees to allow the Comptroller General of the United States, the Department of Health and Human Services, and their duly authorized representatives access to books, documents and records until the expiration of four (4) years after the services are furnished under this Contract. The types of records covered by this clause, the persons entitled to access, and the manner of which the records may be requested and reproduced shall be governed by 42 C.F.R. §§ 420.300-420.304, as amended from time to time (the "Regulations"). The sole purpose of this Section 4.4 is to comply with the Regulations. This Section 4.4 shall not be interpreted to require Vital to provide access to its records or to any persons or entities, other than those set forth in the Regulations. Subsequent amendments to or repeal of the Regulations shall be deemed to govern the obligations created in this paragraph as of the effective date of amendment or repeal. Upon written request of the Secretary of Health and Human Services or the Controller General or any of their duly authorized representatives, Vital shall make available to the Secretary those contracts, books, documents and records necessary to verify the nature and extent of the cost of providing his or her services. If Vital carries out any of the duties of this Agreement through a subcontract with a value of Ten Thousand ($10,000.00) Dollars or more over a twelve (12) month period with a related individual or organizations, Vital agrees to include this requirement in any such subcontract. This section is included pursuant to and is governed by the requirements of Section 1861(v)(1) of the Social Security Act and regulations promulgated thereunder. The parties agree that any attorney-client, accountant-client or other legal privileges shall not be deemed waived by virtue of this Agreement.

(b)          Upon reasonable notice to Hospital, Vital shall be entitled to examine the books and records of each Hospital as they relate to charges and revenues received attributable to the efforts of Vital and the Program.

/s/Tony Rotondo      /s/Diane Crumley

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4.5           Covenants of Hospital

Hospital covenants and agrees as follows:

(a)           Hospital shall secure one or more board eligible or certified surgeons to perform all surgical procedures associated with the Bariatric Program, which surgeon(s) has been qualified and credentialed to perform Bariatric Surgery by the Hospital's Medical Staff Credentialing Committee. Hospital agrees Vital has the right to refuse to work with any surgeon in Vital's sole discretion. Further, Hospital agrees that no surgeon is intended to be a third party beneficiary of this Agreement and nothing in this Agreement shall entitle any surgeon to any Program services or any work product of Vital.

(b)           Hospital shall promptly advise Vital in writing of any material changes in its screening and financial policies and procedures.

(c)           In the event that any one or more of the surgeons associated with the Bariatric Program have any financial relationship with Hospital, an affiliate of Hospital; or a Hospital joint venture, whether through ownership or compensation, Hospital represents that it will not make any distributions or pay any compensation to any such surgeon based upon the volume or value of the surgeon's referrals or admission of patients, including Bariatric Program patients, to the Hospital.

(d)           Hospital shall operate its hospital facilities at all times in compliance with all legal requirements including the rules, regulations or orders of any agency or instrumentality establishing operational standards, and / or life safety or fire safety standards applicable to the Hospital. •Hospital shall maintain and shall keep in full force any and all licenses or permits required for the operation of the Hospital's hospital and related facilities.

(e)          If Vital shall desire the approval or consent of Hospital to any matter, Vital may give notice to Hospital that it requests such approval, specifying in reasonable detail the matter as to which such approval is requested. If Hospital shall not approve such matter in writing within twenty (20) days after receipt of such notice or such longer or shorter period as may be specifically provided for herein, Hospital shall be deemed to have approved the matter referred to in such notice.

5.	TERM AND TERM:NATION

5.1	Term

The term of this Agreement shall commence upon the Effective Date and shall continue in effect for a period of thirty-six (36) months thereafter ("Initial Term"), unless terminated sooner or extended pursuant to the terms of this Agreement. At any time during the ninety (90) day period preceding the expiration of this Agreement, this Agreement may be renewed, upon the mutual written agreement of Hospital and Vital, for an additional thirty-six (36) month period, unless terminated sooner pursuant to the terms of this Agreement.

/s/Tony Rotondo      /s/Diane Crumley

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5.2 Grounds for Termination

(a)           In the event of a material breach (other than a "Payment Breach", as defined below) of this Agreement by either party, the other party shall have the right to terminate this Agreement by service of written notice upon the defaulting party (the "Default Notice"). In the event such breach is not cured within thirty (30) days after service of the Default Notice, this Agreement shall terminate at the election of the non-defaulting party upon the receipt of a written notice of termination by the breaching party at any time after thirty (30) clays after the service of the Default Notice.

(b)           In the event of the nonpayment by Hospital of any amounts due hereunder on or before the due date thereof ("Payment Breach"), Vital shall have the right to terminate this Agreement by service of written notice upon Hospital ("Payment Default Notice"). In the event such Payment Breach is not cured within five (5) days after service of such Payment Default Notice, this Agreement may be immediately terminated by Vital by giving Hospital written notice of termination. If Hospital has had two (2) Payment Breaches in any twelve (12) month period, upon any subsequent Payment Breach this Agreement may be immediately terminated by Vital without sending a Payment Default Notice by giving Hospital written notice of termination.

(c)           The termination of this Agreement may be made at any time by mutual consent embodied in a written agreement signed by an authorized representative of each of the parties hereto. The termination of this Agreement at any time after the first year may be made by one of the parties hereto upon ninety (90) days' written notice to the other party.

(d)          In addition, either party may terminate this Agreement immediately at any time upon the happening of any of the following occurrences or acts of the other party;

(i)            The other party ceases to function as a going concern or conduct its operations in the normal course of business;

(ii)           The (a) suspension, liquidation or dissolution, or notice thereat of substantially all of the other party's usual business without the prior written consent of the terminating party hereto, (b) an assignment by the other party for the benefit of its creditors, or (c) in the event of the filing of a voluntary or involuntary petition Under the provisions of the U.S. Federal Bankruptcy Act or amendments thereto, or any application for. or appointment of a receiver for the property of the other party, the filing of which remains unsatisfied and discharged at the end of sixty (60) days after the occurrence of such event;

(iii)          The other party, without written consent, attempts to partially or wholly assign its rights or delegate its duties under this Agreement; or

(iv)          The other party is convicted of any illegal activity which could, in the reasonable opinion of the terminating party, jeopardize or adversely affect the business reputation of the terminating party.

/s/Tony Rotondo      /s/Diane Crumley

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(e)          In the event any of the following occur with respect to Hospital, Vital may terminate this Agreement immediately:

(i)            In the event of Hospital's failure to maintain professional liability insurance coverage on its own operations, as required pursuant to Section 6.1 hereof, and Hospital fails to cure such failure within ten (10) days of Hospital losing its insurance coverage; or

(ii)           If any of the Hospital's applicable licenses, permits, or certifications from any person, entity, or agency, including, but not limited to, any state agency, federal agency, or any other agreement, which is essential for the operation of the Hospital, is at any time suspended, terminated, or revoked and is not fully reinstated within ninety (90) days.

(1)            In the event that there shall be a change in applicable health care law or the interpretation thereof, including, without limitation, Medicare or Medicaid, statutes, regulations, or general instructions, (or the application thereof), the adoption of new legislation or regulations or the initiation of an enforcement action with respect to any applicable health care law which affects the continuing viability or legality of this Agreement or the ability of either party to be reimbursed for services or items provided hereunder or the ability of others to make referrals, then either party may, by notice, propose an amendment to conform this Agreement to applicable laws, If notice of such proposed change is given and the parties hereto are unable to agree within thirty (30) days upon an amendment, then either party may terminate this Agreement by ten (10) days' advance written notice to the other party, unless a sooner termination is required under applicable law or circumstances.

5.4 Effects of Termination.

The expiration or earlier termination of this Agreement shall not release or discharge either party from any obligation, debt or liability which shall have previously accrued and remain to be performed upon the date of such expiration or termination. In the event of a termination due to a default by the Hospital, all compensation due to Vital under Section 4.3 for, the remainder of the term of the Agreement shall become immediately due and payable. Upon expiration or termination of this Agreement, Vital shall retain the right to any telephone or facsimile numbers used by the Program. In addition, Vital shall have the right to assume the lease for any office space in which the Program has operated that is not in a building owned or operated exclusively by Hospital or an affiliate. The Hospital shall receive from Vital all patient information necessary -for Hospital operations as to those participants that became Hospital patients at or before the time of patient pre-op and no further participant information shall be deliverable to Hospital upon termination of the Agreement. The parties agree that Vital acquired all such information other than as a business associate of the Hospital and that all such information shall be retained by Vital.

/s/Tony Rotondo      /s/Diane Crumley

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6.	INSU'RAN'CE AND INDEMNIFICATION

6.1	Insurance.

At all times during the term of this Agreement and for a period of three (3) years following the termination or expiration of this Agreement for any reason, Hospital shall maintain or cause to be maintained, at its expense, professional liability coverage for Vital and its affiliates, for services furnished during the terra of this Agreement, in such amounts and under such terms of coverage as Hospital shall provide for hospital's operations and activities. Vital will furnish Hospital information necessary for Hospital to obtain insurance for Vital. During the term of this Agreement, Hospital shall also maintain or caused to be maintained professional liability coverage, including through a self-insurance plan, on the Hospital's and its personnel and operations. In the event that the Hospital should receive notice of the impending termination of its professional liability coverage, Hospital shall immediately provide notice thereof to Vital.

6.2	Indemnification

Hospital hereby agrees to indemnify, defend, and hold Vital, its shareholders, directors, officers, employees, and affiliates (the "Indemnified Parties") free and harmless from and against any and all liability, loss, damage, claim, or cause of action (whether or not well-founded) (collectively, "Claims"), including reasonable attorney's fees and costs, which may result from (i) any at or omission of Hospital, its employees, contractors, or agents arising or, otherwise related to this Agreement, and (ii) any other Claim against the Indemnified Parties arises as a result of Vital's operation of the Programs on behalf of Hospital, including but not limited to, claims arising under the Texas Deceptive Trade Practices Act. To be entitled to such indemnification, the Indemnified Party shall give Hospital prompt written notice of any assertion by a third party of any claim with respect to which the Indemnified Party might bring a claim for indemnification hereunder, and, in all events, must supply such written notice to Hospital within the applicable period for defense of such claim. The Indemnified Party may elect to retain and direct the actions of legal counsel of its own choosing, the expense of which shall be borne by Hospital, provided that the hourly rate for such counsel shall not exceed 5450.04 per hour. The right to indemnification conferred herein shall include the right to be paid or reimbursed by Hospital the reasonable expenses incurred by the Indemnified Party if it is or is threatened to be made a named defendant or respondent in any proceeding in advance of the final disposition of the proceeding and without any determination as to the Indemnified Party's ultimate entitlement to indemnification.

Notwithstanding the foregoing, Vital or any Indemnified Party shall not be entitled. to any indemnification under this section for Claims arising out of Vital's or an Indemnified Party's negligence, willful misconduct, or criminal acts (collectively, "Vital Acts") in their provision of services or products under this Agreement. Provided, however, that Hospital shall defend Vital or an Indemnified Party with respect to any Claim, including potential Vital Acts, and, if a court determines that Vital or an Indemnified Party has committed a Vital Act, then Vital will reimburse Hospital for all costs it has incurred to defend Vital or an Indemnified Party. Provided, however, that Hospital shall not be required to indemnify or defend Vital or an Indemnified Party if the Claim is brought only against Vital or an Indemnified Party, and not against Hospital, its affiliates, a Hospital, or a physician practicing at a Hospital, and the Claim does not relate in any manner to a situation in which medical malpractice may be an issue.

/s/Tony Rotondo      /s/Diane Crumley

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7.	NON-SOLICITATION

7.1	By Vital,.

During the term of this Agreement, or the term of this Agreement as extended, and for a twelve (12) month period commencing on the date of the expiration or earlier termination of this Agreement, Vital shall not, without the prior written consent of Hospital, employ or contract with, or solicit for employment or contract, any employee or independent contractor of Hospital or any affiliate (other than persons who were employees of or had a contract with Vital immediately prior to their employment by or contract with Hospital or an affiliate and other than persons recruited by Vital and placed in the employment of Hospital or an affiliate by Vital) to provide services- similar to those provided in this Agreement. Vital acknowledges that a breach of this Section 7.1 by Vital will result in irreparable injury to Hospital, the precise amount of which is not readily ascertainable in monetary damages, and that Hospital, in addition to any other remedies, shall be entitled to injunctive relief.

7.2	By Hospital.

During the term of this Agreement, or the term of this Agreement as extended, and for a twelve (12) month period commencing on the date of the expiration or earlier termination of this Agreement, neither Hospital or any affiliate (the "Non-Soliciting Parties") thereof Ann, without the prior written consent of Vital employ or contract with, or solicit for employment or contract, any employee or independent contractor of Vital to provide services similar to those provided in this Agreement (other than persons who were employees of, or had a contract with the Non-Soliciting Parties, immediately prior to their employment by or those who had a contract with Vital and other than persons recruited by the Non-Soliciting Parties. The Non-Soliciting Parties acknowledge that a breach of this Section 7.2 by the Non-Soliciting Parties will result in irreparable injury to Vital, the precise amount of which is not readily ascertainable in monetary damages, and that Vital, in addition to any other remedies, shall be entitled to injunctive relief.

8.	CONFIDENTIALITY

8.1           Confidential Information. Vital and Hospital recognize and understand teat, during the term of this Agreement, or the term of this Agreement as extended, each shall receive, have access to, and otherwise become acquainted with various trade secrets, materials, and other proprietary information relating to the other which is of a secret or confidential nature ("Confidential Information"). During and after the term of this Agreement, Hospital and Vital shall not use the other's Confidential Information for any purposes other than the performance of this Agreement, and shall not disclose the other's Confidential Information received by Hospital and Vital to any third party, without the prior written consent of Hospital or Vital, as the case may be. Provided, however, that either party may divulge Confidential Information to the minimum extent necessary to comply with any applicable statute, governmental rule or regulation or valid Court order. Confidential Information does not include, however, information which (a) is or becomes generally available to the public other than as a result of a disclosure by either party or its Representatives (as defined below), (b) was available to the non-disclosing party on a nonconfidential basis prior to its disclosure to such party by the disclosing party or its Representative, or (c) becomes available to the non-disclosing party on a nonconfidential basis from a person, other than the disclosing party or its Representative, Who is not known by the non-disclosing party to be bound by a confidentiality agreement with such disclosing party or otherwise prohibited from, transmitting the information to the non-disclosing party. As used in this Agreement, the term "Representative" means, as to any party, such party's affiliates and its directors, officers, employees, agents, advisors (including, without limitation, financial advisors, counsel and accountants), and controlling persons.

/s/Tony Rotondo      /s/Diane Crumley

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8.2           Protected Health Information.In the event Vital acquires protected health information in its capacity as a business associate of Hospital, the use or disclosure of any such protected health information and individually identifiable health information, as defined in 45 CFR Part 164 ("Protected Health Information") shall be governed by a separate Business Associate Agreement by and between the parties. Notwithstanding the foregoing, Hospital acknowledges that Vital does not intend to collect or obtain any Protected Health Information as a business associate of the Hospital but rather collects or obtain such Protected Health Information as a non-covered entity under direct authorization of the Program participant and/or as a business associate of the surgeons and/or other health professionals. Vital expects to have no access to Hospital records except for lab results and similar diagnostic reports obtained as agent for the participant or as a business associate of the surgeons and/or other health professionals.

9.	NOTICES

All notices which either party is required or may desire to give to the other party under or in conjunction with this Agreement shall be in writing, and shall be deemed to have been duly given on the date of delivery if delivered in person or via overnight delivery service to the party named below, or as of the date indicated on a return receipt if by certified or registered mail, postage or to such other addresses or persons as may be designated by Hospital or Vital from time to time in accordance with the provisions of this Section 9.

If to Hospital:	(Tony Rotondo, Pres/CEO)

(First Street Hospital)

(411 First Street)

(Bellaire, TX 74401)
Attention: President / CEO
If to Vital:
NeWeigh

10738 Braes Forest

Houston, TX 77071

Attention: E. Stacey Crumley

/s/Tony Rotondo      /s/Diane Crumley

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10.          ENTIRE AGREEMENT; AMENDMENTS

This Agreement supersedes any and all other agreements, whether oral or written, between the parties with respect to the subject matter hereof and there are no representations, covenants or undertakings other than those expressly set forth in this Agreement. This Agreement may not be modified or amended except by a written document executed by both parties to this Agreement, and such written modification(s) shall be attached hereto.

11.           STATE LAW: SEVERABILITY

This Agreement shall be construed and governed by the laws of the State of Texas. In the event any provision of this Agreement is rendered invalid or unenforceable by the enactment of any applicable statute or ordinance or by any regulation duly promulgated or is made or declared unenforceable by any court of competent jurisdiction, the remainder of this Agreement shall, subject to the following, remain in full force and effect The parties agree that venue for any proceeding arising hereunder shaft lie exclusively in Harris County, Texas, and venue for any litigation arising for enforcement of this Agreement shall lie exclusively in the state district courts of Harris County, Texas.

12.          CATASTROPHE

In the event that any Hospital facilities are partially damaged or destroyed by fire, earthquake or other catastrophe, and such damage is sufficient to render the facilities unusable for Program purposes but not entirely or substantially destroyed, this Agreement shall be suspended until such time as Hospital determines that the premises or the facilities shall again be usable. In the event that Hospital determines that the 'affected Hospital facilities have been entirely or substantially destroyed by fire, earthquake, or other catastrophe, this Agreement may be terminated by either party Upon at least ten (10) days' prior written notice to the other; or, in the alternative, this Agreement shall be suspended until such time as Hospital shall erect or otherwise acquire new facilities with accommodations substantially similar to those provided herein for the use of Vital, provided that Hospital gives written notice to Vital that it shall erect or otherwise acquire such facilities. Nothing in this Agreement shall obligate Hospital to erect or otherwise acquire such facilities. .

13.          NON-WAIVER

The waiver by either party of any breach of any term, covenant or condition contained herein shall not be deemed to be a waiver of any subsequent breach of the same or any other term, covenant or condition contained herein. The subsequent acceptance of performance hereunder by a party shall not be deemed to be a waiver of any preceding breach by the other party of any term, covenant or condition of this Agreement, other than the failure of such party to perform the particular duties so accepted, regardless of such party's knowledge of such preceding breach at the time of acceptance of such performance.

/s/Tony Rotondo      /s/Diane Crumley

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14. CAPTIONS

Any captions to or hearing of the articles, sections, subsections, paragraphs, or subparagraphs of this Agreement are solely for the convenience of the parties, are not a part of this Agreement, and shall not be used for the interpretation or determination of validity of this Agreement or any provision hereof.

15. ASSIGNMENT

Neither party shall assign any rights or delegate any duties under this Agreement without the prior written consent of the other party, except that either party may assign its rights and delegate its duties under this Agreement in the event of any transfer of all or substantially all of its stock or assets without the prior written consent of the other party. Any unauthorized attempted assignment by either party shall be void and of no force and effect and shall constitute a material breach of this Agreement. All covenants, conditions and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns.

16. COUNTERPARTS

This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of such counterparts shall together constitute one and the same Agreement.

17.           THIRD PARTY BENEFICIARIES

This Agreement is solely for the benefit of the parties and their officers, directors and employees to the extent named herein. No other third party is granted or shall have any rights by virtue of this Agreement.

18.           AFFILIATE

For purposes of this Agreement, the term "affiliate" shall mean any wholly-owned subsidiary of an entity or any entity with common ownership or common control.

19.           ALTERNATIVE DISPUTE RESOLUTION

The parties agree to submit any dispute arising under this Agreement to voluntary mediation before a mediator to be mutually acceptable to both parties. The parties shall share equally in the cost of the mediator, and each party shall incur the cost of its own legal representation. In the event the dispute is not resolved through mediation, the parties agree to submit the dispute to binding arbitration before a mutually acceptable arbitrator in accordance with the rules of the American Arbitration Association. Unless otherwise ordered by the arbitrator, the parties shall share equally in the cost of the arbitration and each party shall incur the cost of its own legal representation. Judgment upon any award rendered by an arbitrator may be entered in any court having jurisdiction. Notwithstanding anything to the contrary herein, this provision shall not be applicable to the rights of any party to seek an equitable remedy to enforce the terms of this Agreement, including but not limited to Section 2.5, 2.6, 7 and 8 of this Agreement

/s/Tony Rotondo      /s/Diane Crumley

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It is the express intent of the parties that the terms and conditions of this Agreement shall not be disclosed except in response to a request from a valid subpoena, a request from a government agency, by mutual written consent of both parties, or as otherwise specifically provided herein The parties also agree that the parties may disclose the terms of this Agreement to its officers, affiliates, directors, attorneys and to those employees who are necessary to carry out the terms of the Agreement.

IN WNESS WHEREOF the parties hereto have caused this Agreement to be executed on the (22nd) day of  (March) 2006.

VITAL:

VITAL WEIGHT CONTROL, INC. d/b/a NeWeigh a Texas Corporation

By:	/s/ Diane Crumley
Name: Diane Crumley
Title: President

Hospital:
First Street Hospital

By:	/s/ Tony Rotondo
Name:	Tony Rotondo
Title:	President/CEO

/s/Tony Rotondo      /s/Diane Crumley

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EXHIBIT "A"

List of Vital Equipment

(all furniture, fixtures, and equipment located at 811 north stadium drive, suite 200, Houston, TX 77054 with the exception only of any items of furniture and equipment that may be listed on this Exhibit “A” and initiated by both parties hereto.

/s/Tony Rotondo      /s/Diane Crumley

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It is the express intent of the parties that the terms and conditions of this Agreement shall not be disclosed except in response to a request from a valid subpoena, a request from a government agency, by mutual written consent of both parties, or as otherwise specifically provided herein The parties also agree that the parties may disclose the terms of this Agreement to its officers, affiliates, directors, attorneys and to those employees who are necessary to carry out the terms of the Agreement.

IN MINESS WHEREOF the parties hereto have caused this Agreement to be executed on the (22nd) day of (March) 2006.

VITAL:

VITAL WEIGHT CONTROL, INC. d/b/a NeWeigh a Texas Corporation

By:	(/s/Diane Crumley)
Name:	Diane Crumley
Title:	President

Hospital:
(First Street Hospital)

By:	/s/ Tony Rotondo
Name:	(Tony Rotondo)
Title:	(President/CEO)

/s/Tony Rotondo      /s/Diane Crumley

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ADDENDUM

Both parties agree that to the following payment schedule:
May 1, 2006	$100,000
June 1'2006	$200,000
July 1, 2006	$225,000
August 1, 2006	$225,000
September 1, 2006	$250,000
October 1, 2006	$200,000

For the remaining term of the contract, payments will be $200,000 per month.

/s/ Diane Crumley	3-22-06
Vital Weight Control, Inc.	Date

[Illegible]	(3/22/06)
(First Street Hospital)	Date

/s/Tony Rotondo      /s/Diane Crumley

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EXHIBIT "A"

List of Vital Equipment

(all furniture, fixtures, and equipment located at 811 north stadium drive, suite 200, Houston, TX 77054 with the exception only of any items of furniture and equipment that may be listed on this Exhibit “A” and initiated by both parties hereto

/s/Tony Rotondo      /s/Diane Crumley

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February 13, 2008

First Street Hospital
4801 Bissonnet Street
Bellaire, TX 77401

Attention:  Walter LeLeux

Dear Mr. LeLeux:

This is written to amend that certain contract by and between First Street Hospital, a Texas Limited partnership (herein referred to as “First Street”) and Vital Weight control, Inc. (herein referred to as “Vital”), dated march 22, 2006, said contract being herein referred to as “the Contract”.  This amendment to the Contract is made necessary by the fact that First Street has leased an office at 101 Vision Park Blvd, Suite 200, Shenandoah, Texas 77384 (such office is herein referred to as “the New Office”), and First Street has requested that Vital operate the New Office as part of its NeWeigh program for the surgical treatment of morbid obesity.  It is the purpose of this letter to amend the Contract in such a manner so that the terms and conditions of Vital’s operation of the New Office on behalf of First Street shall be covered under the terms of the Contract and under the provisions of this letter of Amendment to Contract.

Therefore, beginning on the effective day of this letter, as hereinafter set forth, Vital agrees to operate its NeWeigh program for the surgical treatment of morbid obesity in a second location that shall be at the New Office.  The terms and conditions under which NeWeigh agrees to operate its program at the New Office shall be identical to those terms and conditions contained in the Contract, except only for the following:

1.	The term of the contract shall be extended for a period of one year as to both the New Office and the existing office located at 8111 N. Stadium Dr., Houston, TX 77054.

2.
The compensation provision of the Contract shall be amended so that Vital shall receive the following compensation which shall not be in lieu of, but which shall be in addition to the compensation presently received by Vital under the terms of the Contract:

•	The sum of ~~1~~00,000.00 to be paid to Vital on February 15, 2008, and

(2 is handwritten over the 1 that is struck through above and initialed by JV and DLC)

~~•~~	~~The sum of $200,000.00 to be paid to Vital on the first day of each and every calendar month for the unexpired term of the Contract with the first such payment to be made on March 1, 2008.~~

(the following is handwritten in place of the struck through paragraph above – The payments of $200,000.00 per month for the Stadium office shall continue to be due and payable on the 1st day of the calendar month.  The payment of $200,000.00 per month for the new office shall be due and payable on the 15th of the calendar month. – the handwritten note is initialed by DC and JV)

Other than as afore state expressly to the contrary, all of the other terms and provisions of the Contract shall remain unchanged and in full force and effect.

The effective date of this Amendment to Contract shall be February 15, 2008.

Sincerely,

Vital Weight Control, Inc.

/s/Diane Crumley

Diane Crumley, President

Accepted and approved this 15th day of February, 2008.

First Street Hospital, a Texas Limited Partnership

/s/Jacobo Varon, General Partner

EXTENSION AND RENEWAL OF CONTRACT AGREEMENT

WHEREAS, Vital Weight Control, Inc., a Texas Corporation, ("Vital") entered into a Bariatric Program Sponsorship Agreement dated March 22, 2006, ("the Contract") by and between Vital and First Street Hospital, a Texas Limited Partnership, ("First Street"); and,

WHEREAS, the Contract was amended by a Letter of Amendment dated February 13, 2008, (the Contract and Letter of Amendment being herein referred to jointly as "the Contract, as Amended"); and,

WHEREAS, Vital terminated for cause the Contract, as Amended, effective January 30, 2009; and,

WHEREAS, the Contract, as Amended was reinstated and amended by a Reinstatement of Contract Agreement dated February 6, 2009, (the Contract as Amended and as reinstated and amended shall henceforth be referred to as "the Reinstated Contract"); and,

WHEREAS, it is the desire of the parties to extend and renew the Reinstated Contract for an additional two years beyond its present expiration date of April 30, 2010, so that the Reinstated Contract shall, pursuant to the terms of this Extension and Renewal of Contract Agreement, expire and terminate on April 30, 2012,

WHEREAS, it is also the desire of the parties to amend Section 5.2 (c) of the Reinstated Contract,

THEREFORE, KNOW ALL MEN BY THESE PRESENTS:

THAT, for Ten Dollars and other good and valuable consideration, Section 5.2 (c) of the Reinstated Contract shall be deleted in its entirety and the Reinstated Contract shall, pursuant to the terms of this Extension and Renewal of Contract Agreement, expire and terminate on April 30, 2012.

Other than as afore stated expressly to the contrary, all of the other terms and provisions of the Reinstated Contract shall remain unchanged and in full force and effect.

Dated 10  day of ~~November~~, 2009. (November struck through and handwritten December appears above the strike through and initialed by DC)

Vital Weight Control, Inc.	First Street Hospital, LP
/s/Diane Crumley	By First Street Surgical Partners, L.P., General Partner
/s/Tony Rotondo

Diane Crumley, President	Tony Rotondo,/, CEO

First Street Hospital, L.P.

Management Agreement

THE MANAGEMENT AGREEMENT (the "Agreement") is executed and delivered this  ___ day of ______ 2006 by First Surgical Partners, L.L.C. (the "General Partner") and First Street Hospital, L.P (the "Company").

WHEREAS, the Company owns a general acute care hospital in Bellaire, Texas (the "Hospital");

WHEREAS, the General Partner is the general partner of the Company; and

WHEREAS, the Company desires to retain the services of the General Partner to assist the Company in managing, and conducting the day-to-day business and services of the Hospital, and the General Partner desires to provide such services, upon the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the foregoing and mutual agreements and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	DEFINITIONS

1.1	Certain Defined Terms — As used in this Agreement, the following terms shall have the following meaning unless otherwise provided.

"Management Period" — The Term of this Agreement which is the period commencing on the date this Agreement is executed and ending as set forth hereafter in Section 2.

"Company" — First Street Hospital, L.P.

"General Partner" — First Surgical Partners, L.L.C.

"Hospital" — The general acute care hospital located at 4801 Bissonnet, Bellaire, Texas.

"Physician Investors" — Those Physicians that are limited partners in the Company.

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2.1	Appointment

The Company hereby appoints the General Partner, and the General Partner hereby accepts such appointment, to act as the exclusive manager of the Hospital during the Management Period pursuant to the provisions hereof and to carry out and implement the desires and directions of the Company with respect to thereto. While it is the intent of this Agreement to vest in the managing partner the authority for all ordinary "day-to-day" management decisions (the "Day-to-Day" Services), and not withstanding anything to the contrary elsewhere in this Agreement, the Company reserves the right to make final policy decisions that the Company feels will impact the overall performance of the Hospital or the financial value of the Hospital. The Company and General partner agree that they will act in good faith regarding the management of the Hospital and the Company will endeavor to assist the General Partner's management, as needed, with effective and efficient management of the Hospital.

During the Management Period, the General Partner shall devote appropriate time, attention, efforts, abilities and energy to the business of the Hospital for profit, benefit and advantage of the Company. The General Partner agrees to perform its duties hereunder faithfully and loyally and to the best of his abilities, and shall use commercially reasonable efforts to promote the business of the Hospital, preserve the business and organization of the Hospital, manage the employees of the Hospital, preserve the business relations of the Hospital with suppliers, distributors, patients and others and to otherwise perform the Day-to-Day Services of the Hospital. The General Partner agrees that he will not knowingly commit any act that might be reasonable be expected to injure the business of the Hospital or partners of the Company.

2.2	Appointment as Attorney-in-Fact.

The Company appoints the General Partner its attorney-in-fact with full power on its behalf and in its name, or in the name of the Hospital, (a) to enter into contracts relating to the operation of the Hospital, (b) to procure licenses, permits and other approvals relating to the operation of the Hospital, and (c) to take any and all other actions necessary, appropriate or useful to the General Partner in connection with the services provided pursuant to this Agreement.

2.3	Authority and Control.

The General Partner acknowledges that ultimate control of the business and operations of the Hospital shall remain with Company, and that Company, by entering into this Agreement, is not relinquishing any of the powers, duties and responsibilities vested in it by law.

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2.4	Patient Referrals.

It is not a purpose expressed or implied of this Agreement to induce or encourage the referral of patients or the payment directly or indirectly of any remuneration to Company in violation of applicable laws, rules or regulations. The parties agree that the Management Fee set forth herein was arrived at through arms-length negotiations and reflects to their knowledge the fair market value of General Partner's services hereunder.

2.5	No Sharing of Professional Fees.

Payment of the fees specified herein is not intended to be and shall not be interpreted or construed as permitting General Partner to share in Company's or Physician Investor's fees for medical services or any other services, but is acknowledged as the parties' negotiated agreement as to the reasonable fair market value of the services provided by General Manager pursuant to this Agreement.

2.6	Term

This Agreement shall continue in force and effect for an initial period from the date hereof until ~~five (5)~~ (ten) years, and shall automatically renew for one additional two (2) year perio on the 5th anniversary, unless otherwise terminated earlier in writing by either party pursuant to the terms hereof, or until termination by mutual consent of both the General Partner and the Company as hereinafter set forth.

2.7	Termination

Notwithstanding anything to the contrary in the provisions of the foregoing Section 2.6, early termination of this agreement may occur only pursuant the following provisions:

2.7.1	Automatic Termination

This Agreement shall automatically terminate if either party shall file or have filed against it a petition in bankruptcy or any petition seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or relief under the present or any future federal bankruptcy act or any similar present or future applicable federal, state or other statute or law, or seeking or consenting to acquiescing in the appointment of any trustee, receiver, or liquidation of all or any substantial part of its properties and such filing remains unresolved or is not dismissed within ninety (90) days.

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2.7.2	Termination by Regulatory Change

If there shall be a change in laws, regulations or general instructions, the adoption of new legislation, or a change in any third party reimbursement system, any of which materially affects the manner in which either party may perform or be compensated for its services under this Agreement, the parties shall immediately propose a new service arrangement or basis for compensation for the services furnished pursuant to this Agreement. If such notice of new service arrangement or basis for compensation is given, and if the Company and the General Partner are unable within thirty (30) days thereafter to agree upon a new service arrangement or basis for compensation, either party may terminate this Agreement by providing the other party with written notice at least thirty (30) days prior to the specified termination date.

2.7.3	Termination for Cause

This Agreement may be terminated immediately by either party if either the General Partner, the Company or the Physicians Investors do any of the following: (a) commit a material breach of fiduciary duty, fraud, misappropriation or embezzlement involving the Company's property or assets; (b) commit an intentional wrongful act which materially impairs the goodwill or business of the Company or causes material damage to the Company's property, goodwill or business; (c) commits a criminal act; or (d) acts with gross negligence; or (e) if the General Partner or the Company are excluded or suspended from participation in the Medicare and/or Medicaid program. With respect to the Physician Investors, any criminal acts or gross negligence referenced in (c) and (d) above, must materially impair the goodwill or business of the Company or cause damage to the Company or cause damage to the Company's property assets.

2.7.4	Effects of Termination.

Upon termination of this Agreement, as hereinabove provided, neither party shall have any further obligations under this Agreement except for (i) obligations accruing prior to the date of termination, including, without limitation, payment of the Management Fee and all reasonable direct expenses relating to services provided prior to the termination of this Agreement, and (ii) obligations, promises, or covenants set forth in this Agreement that are expressly made to extend beyond the Term, including, without limitation, indemnity and confidentiality provisions, which provisions shall survive the expiration or termination of this Agreement. In addition, upon termination or expiration of this Agreement, each party shall immediately deliver, or cause its employees or agents to deliver, in good condition, all property in its possession which belongs to the other party, ordinary wear and tear and damage by any cause beyond the reasonable control of either party excepted.

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3.	ORGANIZATIONAL AND DEVELOPMENTAL SERVICES

3.1	General Services

The General Partner shall render all services, direction advice, supervision and assistance necessary to assure the Hospital adequately performs its ordinary and usual Day-to-Day Services. These Day-to-Day Services include, but are not limited to, acting as general agent on behalf of the Company during the Hospital' development and organization, and those services specifically enumerated in this Section 1

It is specifically agreed that purposes of this Agreement and the General Partner duties and activities hereunder, to the extent that the General Partner, in the performance of his duties hereunder, needs to provide to the Company or the Hospital any goods, property, equipment or services of third parties then the same shall be provided on an arm's length basis at fair market value thereof.

3.2	Permits and Licenses

The General Partner shall apply for and maintain in full force and affect all necessary licenses and permits required in connection with the operation of the Hospital. All such licenses and permits shall be issued in the name of the Company. The Company shall pay the actual fees or expenses of any permits and licenses.

3.3	Other Services

The General Partner may retain legal counsel and other professional services on behalf of the Company as reasonably necessary for the proper organization and management of the Company. Any expenses of such third parties related to such services shall be paid by the Company.

4.	MANAGEMENT SERVICES

4.1	General

Throughout the Management period, the General Partner shall, in accordance with Section 3.1 hereof, render all services associated with the day-to-day operation of the Hospital, including, but not limited to, the services described in this Section 4.

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4.2	Management Fee

The Company shall pay General Partner for the services rendered under Sections 3 and 4 hereof, a monthly fee equal to a five (5%) percent of the "net monthly collected revenues", from the Hospitals' cash collections, with said monthly fee to be paid on the 15t1i day of each month following the month earned. For purposes of this Section 4.2, "net monthly collected revenues" shall be defined as gross revenue minus all patient allowances, discounts, fixed fee write downs and bad debts, actually collected and deposited. Such fee shall not be payable until the Hospital is actually in operation.

4.3	Proration

In the event this Agreement is executed on a day other than the first day of the calendar month or the Hospital begins operations other than on the first day of a calendar month, the monthly management fee payable hereunder shall be prorated for such month.

4.4	Reimbursement of Expenses.

The Company shall reimburse the General Partner on a monthly basis for all reasonable, direct, out-of-pocket expenses incurred in connection with the services provided pursuant to this Agreement. The General Partner shall prepare an itemization of such expenses on a monthly basis to be submitted to the Company by the fifteenth (1511i) day of the subsequent month. The Company shall reimburse the General Partner for such properly documented expenses within ten (10) days after receipt of such itemization.

4.5	Staff

The General Partner, within the parameters of any guidelines established by the Company, shall hire, train, promote, discharge, set the salary and benefit levels, and supervise the work of the staff and all other employees of the Hospital, all in the name of and on behalf of the Company. All of such employees shall be employees of the Company and shall be on the Company's payroll, and the General Partner shall not be liable to such employees for their wages, compensation or fringe benefits, as these employees are direct employees of the Company, and as employees of the Company, the Company is to be responsible for all Company employee salaries, benefits, insurance, payroll taxes, etc.

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4.6	Compliance with Laws and Representation

The General Partner shall strive to ensure compliance in all material respect with applicable statutes, ordinances, laws, rules, regulations, orders, and determinations affecting or issued in connection with the operation of the Hospital and make arrangements for any compliance required thereby. Any fees or expenses owed to third parties as a result of such compliance activities shall be paid by the Company. In addition, the General Partner shall, solely in connection with the management of the Hospital, employ attorneys and other professional consultants to the extent reasonably necessary in the General Partner's judgment to protect the interest of the Company, the partners, and the employees of the Company in matters relating to and including, without limitation, EEOC unemployment compensation claims, collection of past due accounts, determination of property taxes and procurement of insurance. The reasonable expense of said legal and other professional service shall be paid for by the Company. Furthermore, unless otherwise directed by the Company, the General Partner, at the Company's expense shall protest or litigate to final decision in any appropriate court or forum any violations, order, rule or regulation adversely affecting the Hospital.

4.7	Marketing

Commencing with the execution of this Agreement and continuing through the Management Period, the General Partner shall supervise the design of and implement a marketing program including preparation of marketing materials such as brochures, media advertising materials, direct mail and press releases. The Company will be consulted during the development of this program. The marketing efforts of the General Partner shall include active solicitation of appropriate third party managed care contracts, such as PPO's and HMO's.

4.8	Accounting

The General Partner shall coordinate all accounting functions through a licensed CPA. The CPA will be engaged to review the financial records on a quarterly basis. The CPA's reports shall be provided to the Physician Investors when completed.

4.9	Insurance

The General Partner shall acquire and maintain for the Company, at the Company's expense and in the Company's name, insurance of such kinds, including general, liability, property and other necessary insurance coverage, as the Company will require and are usually maintained by entities with businesses similar to the Hospital in such amounts as reasonably deemed sufficient by the Company; provided, however, that all physicians on the Hospital's medical staff shall be required by the Hospital's Medical Staff Bylaws to obtain and maintain at all times their own malpractice insurance. The Company and the General Partner agree that such insurance shall be maintained with companies and through brokers offering the necessary coverage at the lowest cost.

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4.10	Bank Accounts and Flow of Funding

This Agreement contemplates that the flow of funds received and disbursed in connection with the operation of the Hospital shall be conducted through and controlled by a system of accounts established by agreement of the Company and the General Partner. The Company shall, if necessary, establish such bank or other deposit accounts as the Company and the General Partner shall mutually agree are necessary for the efficient operation of the Hospital and control of the flow of funds received and disbursed in connection with such operation, in the Company's name at a bank or other financial institution mutually agreed upon by the Company and the General Partner. Any disbursement over $(20,000) shall require two (2) signatures, one signature from an authorized Company designee and one from the General Partner.

4.11	Vendor's Contracts

The General Partner shall enter into contracts covering the ordinary day-to-day business of the Hospital, as reasonably necessary, and maintain existing contracts assuring that these contracts are in the name of, and at the expense of the Company. These contracts shall include but not be limited to all electricity, gas, water, telephone, cleaning services, air-conditioning maintenance, and other necessary utilities or services, and the purchase of materials and supplies in the name of, for the account of, the Company which are appropriate for the operation of the Hospital.

4.12	Repairs and Maintenance

The General Partner shall arrange for the making or installing at the Company's expense and in the name of the Company, at competitive costs, such alterations, repairs, decorations and/or replacements of any non-leased equipment, deemed reasonable and necessary by the General Partner and the Company.

4.13	Billing and Collecting.

General Partner shall be responsible, on behalf of the Company and as its agent, for billing and collecting payments for all Hospital related services, services rendered by the Hospital to its patients (including collections from Medicare, Medicaid, insurance companies, HMOs, PPOs, and other third-party payors), with all such billing and collecting to be done in the name of the Hospital. General Partner shall maintain complete and accurate records of all fees, charges and billings of all services contemplated hereby. A schedule of fees for all of the Hospital's charges shall be proposed by the General Partner with the approval of the Company. The General Partner shall comply with all applicable laws and regulations; and all applicable rules and regulations of insurance companies and other third party payors in discharging its duties to bill and collect payments hereunder.

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4.14	Information Systems.

The General Partner shall supervise and manage the use of all software and/or hardware for the management information system utilized in the operations of the Hospital, provide modifications, enhancements and upgrades and provide new hardware and/or software to the extent reasonably necessary or appropriate and as approved by the Company.

4.15	License of the Hospital's and the Company's Name and Logo.

The Company hereby grants to the General Partner the nonexclusive right, license, and privilege to use the Hospital's and Company's name and logo alone or with the corporate name of the General Partner during the Term and subject to the terms and conditions of this Agreement. The General Partner may include its name and the name of the Company and/or the Hospital on any letterhead, professional announcements, private placements, public offerings, and the like relating to the Hospital.

4.16	No Practice of Medicine by Manager.

The General Partner shall have and exercise absolutely no control or supervision over the provision of medical services or the practice of medicine for patients at the Hospital.

5.	OWNERSHIP AND INSPECTION OF RECORDS

5.1         Patient Records. At all times during and after the Term of this Agreement, all patient medical records shall be and remain the sole property of the Company. To the extent permitted by law, the General Partner shall be permitted to retain copies of such records, at its expense upon termination of this Agreement. The parties acknowledge that the Hospital is a "covered entity" as that term is defined by the Privacy and Security regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). As such, the General Partner agrees to comply with the terms of the Business Associate Addendum attached hereto as Addendum A and incorporated herein by reference.

5.2         Manager Business Records. At all times during and after the Term of this Agreement, all business records and information, including all books of account and general administrative records and all information generated under or contained in the management information system relating to the business activities of the General Partner shall be and remain the sole property of the General Partner.

5.3         Inspections. The Company shall, during and after the term of this
Agreement, make available to the General Partner for inspection by its authorized representatives, during regular business hours, at the principal place of business of the Company, any Hospital records determined by the General Partner to be necessary to perform its services and carry out its responsibilities hereunder or necessary for the defense of any legal or administrative claim or action relating to said records.

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6.	MISCELLANEOUS

6.1	Notices

All notices, requests, demands or other communications pursuant to this Agreement or contemplated hereby shall be in writing and shall be deemed to be have been given when personally delivered or if mailed, by registered or certified US Mail, postage prepaid, return receipt requested three (3) days after such mailing to the parties at the addresses set forth below. Any party may change the address to which such notices are giving by giving notice in the manner provided herein.

Notice to the Company shall be addressed as follows:
Dr. ___________________
_______________________
Houston, Texas _________

Notice to the General Partner shall be addressed as follows:

Tony Rotondo
411 First Street
Bellaire, TX 77401

6.2	Entire Agreement

This agreement represents the entire agreement between the parties hereto and all prior understandings and agreements are hereby merged into this Agreement. This Agreement may not be modified except by an instrument in witting signed by the parties hereto.

6.3	Binding Effect

This Agreement shall inure to the benefit of and is binding upon the parties hereto and their respected heirs, representatives, successors and permitted assigns.

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6.4	Severability

If any of the provisions of this Agreement shall be constructed to be illegal or invalid, such construction shall not affect the legality or validity of any of the other provisions hereof and the illegal or invalid provisions hereof shall be deemed stricken and deleted herefrom to the same extent as if never herein but all other provisions hereof shall remain in full force and effect to the maximum extent permitted by law.

6.5	Captions

The captions of various provisions of this Agreement are inserted for conveniece only, and are in no way to be construed as part of this Agreement or as limitation of the scope of the particular provisions to which they refer.

6.6	Assignability

This Agreement may not be assigned by either party hereto without the prior written consent of the other party.

6.7	Attorney's Fees

The prevailing party in any action arising under this Agreement may recover reasonable attorney's fees and costs from the non-prevailing party.

6.8	Compliance with Laws

The intent of the parties is to conduct their relationship in full compliance with all applicable laws including, but not limited to, the Anti-Kickback Statute, the Stark Laws and any applicable fraud and abuse provisions. Not withstanding any unanticipated effect of any of the provisions herein, neither party will intentionally conduct itself under the terms of this Agreement in a manner which violates any applicable laws.

6.9	Access to Books and Records of Subcontractor.

Upon the written request of the Secretary of Health and Human Services or the Comptroller General or any of their duly authorized representatives, the General Partner will make available those contracts, books, documents, and records necessary to verify the nature and extent of the costs of providing services under this Agreement. Such inspection shall be available up to four (4) years after the rendering of such services. If the General Partner carries out any of the duties of this Agreement through a subcontract with a value of $10,000 or more over a 12-month period with a related individual or organization, the General Partner agrees to include this requirement in any such subcontract. This section is included pursuant to and is governed by the requirements of Public Law 96-499, See. 952 (Sec. 1861(v)(1)(i) of the Social Security Act) and the regulations promulgated thereunder. No attorney-client, accountant-client or other legal privilege will be deemed to have been waived by the General Partner or the Company by virtue of this Agreement.

(Remainder of Page Intentionally Left Blank — Signature Page Follows)

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In WITNESS WHEREOF, the parties have caused this instrument to be executed on the day and year first written above.

First Surgical Partners, L.L.C.

By:
Name: Tony Rotondo
Title: General Partner

First Street Hospital, L.P.

By:
Name:

By:
Name:

By:
Name:

By:
Name:

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HIPAA BUSINESS ASSOCIATE AGREEMENT

This HIPAA Business Associate Agreement ("Agreement") is made as of             le5, 2006 ("Effective Date"), by and among First Surgical Hospital, LP. ("Hospital") and First Surgical Partners, L.L.C. ("Manager").

1.           Statement of Purpose. Either contemporaneous with the execution of this Agreement or previous hereto, Manager has been engaged to provide certain services for or on behalf of Hospital, as set forth in that certain Management Agreement between Hospital and Manager dated of even date herewith, a copy of which is attached hereto (the "Services"). Because Manager may access, retain, be exposed to, or become aware of confidential health information of patients of Hospital in the performance of the Services, the parties agree to protect the confidentiality of such information in accordance with federal and state laws and regulations including, but not limited to, information protected by the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the regulations promulgated thereto (the "HIPAA Regulations"), including the standards, requirements and specifications promulgated by the Secretary at 45 C.F.R..Section 164 subparts A and E (the "Privacy Rule") and 45 C.F.R. Section 164 subpart C (the "Security Rule").

2.           Definitions, The following capitalized terms used herein shall have the meanings given below:

(a)           "Electronic Protected Health Information" shall have the same meaning as the term "Electronic Protected Health Information" in 45 C.F.R. § 160.103, limited to the information created or received by Manager from or on behalf of Hospital.

(b)           "Individual" shall have the same meaning as the term "individual" in 45 C.F.R. § 164.501 and shall include a person who qualifies as a personal representative in accordance with 45 C.F.R. § 164.502 (g).

(c)           "Law" shall mean all applicable Federal and State Statutes and all relevant regulations thereunder.

(d)           "Protected Health Information" shall have the same meaning as the term "Protected Health Information" in 45 C.F.R. § 164.501, limited to the information created or received by Manager from or on behalf of Hospital.

(e)           "Secretary" shall mean the Secretary of the Department of Health and Human Services, or his designee.

Any other capitalized terms used but not otherwise defined in this Agreement shall have the same meaning as set forth in the HIPAA Privacy Rule.

General Confidentiality. Manager recognizes the sensitive and confidential nature of the Protected Health Information it receives from Hospital and agrees:

(a)           That such Protected Health Information will be used solely as required or permitted under this Agreement and Law. Manager may generally use and disclose Protected Health Information in the performance of its services in compliance with the Privacy Rule and this Agreement, including, but not limited to, the Services.

(b)           That Manager shall use reasonable safeguards designed to insure that the transmission, handling, storage, and use of such Protected Health Information by Manager will preserve the confidentiality of the Protected Health Information, in accordance with Law including, without limitation, the Privacy Rule.

4.	Compliance with the Privacy Rule.

(a)           The parties shall only use and disclose Protected Health Information in accordance with the Privacy Rule and Law,

(b)           Manager agrees to document and make available to Hospital the information required for Hospital to provide an accounting of disclosures as set forth in the Privacy Rule for disclosures for which an accounting is required. Such records and accounting shall be provided to Hospital only upon receipt of a written request from Hospital. The parties agree to work together in good faith to resolve any disagreement over the requirements of 45 C.F.R. § 164.528

BUSINESS ASSOCIATE AGREEMENT

13

(c)           Manager agrees to promptly report to Hospital any use or disclosure of information it knows or should know is other than as permitted in this Agreement.

(d)          Manager agrees that to the extent that it contracts with any agents, including a subcontractor, who will have access to any Protected Health Information, it will use reasonable efforts to strive to ensure that the agents, including a subcontractor, agree to the restrictions and conditions herein on the use or disclosure of Protected Health Information and shall not, in any manner that violates the Privacy Rule or any other applicable Law, use or disclose Protected Health Information except as permitted or required by this Agreement and under Laws including, but not limited to, the Privacy Rule.

(e)           Manager agrees to limit the use and disclosure of Protected Health Information to the appropriate minimum necessary representations as set forth in and in accordance with the Privacy Rule codified at 45 C.F.R. Section 164.514(d).

(f)           To the extent Manager has Protected Health Information in a Designated Record Set, Manager agrees to make Protected Health Information regarding a specific individual available to that individual as set forth in the Privacy Rule codified at 45 C,F.R, Section 164.524. Upon receipt of a request from an individual for such access, Manager shall forward such request to Hospital with a copy of any Protected Health Information in the possession of Manager for which access was requested by the individual. Further, upon receipt of a request from Hospital, Manager agrees to provide access to Protected Health Information in a Designated Record Set, to Hospital or, as directed by Hospital, to an Individual in order to meet the requirements under 45 C.P.R. 164.524. The provision of the access to the individual's Protected Health Information and any denials of access to the Protected Health Information shall be the responsibility of Hospital.

(g)           Manager agrees to incorporate any amendments to any Protected Health Information contained in a Designated Record Set and maintained by Manager (for so long as the Protected Health Information is maintained in the Designated Record Set) provided by an individual to the extent and in the manner required by the Privacy Rule codified at Section 164.526. Manager shall provide Hospital with written notice of an individual's request for an amendment. All decisions regarding the amendment of Protected Health Information shall be the responsibility of Hospital.

(h)           Manager agrees to make its internal practices, books and records relating to the use and disclosure of Protected Health Information, including policies and procedures relating to Protected Health Information, received from, or created or received by contracts on behalf of Hospital available to the Secretary for the sole purpose of compliance determinations as set forth in the Privacy Rule.

(i)           Manager and Hospital agree that the confidentiality provisions of this Agreement, specifically Sections 3 and 4, shall survive termination of this Agreement.

(j)            Manager may provide data aggregation services relating to the health care operations of Hospital.

(k)           Manager is not prohibited by this Agreement from utilizing Protected Health Information for its proper management and administration or to carry out its legal responsibilities, if any. Further, Manager is not prohibited from disclosing Protected Health Information if the disclosure is required by Law or Manager obtains reasonable assurances from the person to whom the information is disclosed that it will be held confidentially and used or further disclosed only as required by Law or for the purpose for which is was disclosed to the person. Manager will further require that the person to whom information is disclosed inform the Manager of any breach of confidentiality or violation of the Privacy Rule with respect to that information.

Manager is not prohibited from using Protected Health Information to report violations of law to appropriate Federal and State authorities consistent with the Privacy Rule.

BUSINESS ASSOCIATE AGREEMENT

14

(m)          Manager agrees to mitigate, to the extent reasonably practicable, any harmful effect that is known to Manager of a use or disclosure of Protected Health Information by Manager in violation of the requirements of this Agreement.

5.	Electronic Protected Health Information.

(a)           With respect to Electronic Protected Health Information, without limiting the other provisions of this Agreement, Manager will (i) implement administrative, physical, and technical safeguards that reasonably and appropriately protect the confidentiality, integrity, and availability of the Electronic Protected Health Information that it creates, receives, maintains, or transmits on behalf of Hospital, as required by the Security Rule; (ii) ensure that any agent, including a subcontractor, to whom it provides Electronic Protected Health Information agrees to implement reasonable and appropriate safeguards to protect it; and (iii) report to Hospital any Security Incident of which it becomes aware within five (5) days of becoming aware of such Security Incident.

The provisions of this Section 5 shall become effective on the later of the Effective Date or the date on which Hospital is required to comply with the Security Rule.

6.	Responsibilities of Hospital.

With regard to the use and/or disclosure of Protected Health Information by Manager, Hospital hereby agrees:

(a)           to use and disclose Protected Health Information only in accordance with the Privacy Rule and any other applicable requirement of Law. Hospital shall not disclose Protected Health Information to Manager in any manner which violates the Privacy Rule.

(b)           to immediately provide to Manager a copy of the form of notice of privacy practices (the "Notice") that Hospital provides to individuals pursuant to 45 C.F.R. § 164.520 currently in use and to inform Manager of any proposed changes in the Notice (10) days prior to the implementation of any such change.

(c)           to inform Manager in advance of any restrictions on the use or disclosure of protected health information to which Hospital has agreed, pursuant to 45 C.F.R § 164.522 and to allow Manager a reasonable period of time to comply with such restriction.

(d)           to notify Manager within three (3) days following receipt of a request for an accounting, amendment or access to Protected Health Information in Manager's possession, if any.

(e)           to institute and use appropriate and prudent safeguards to prevent and deter the unauthorized use or disclosure of any Protected Health Information.

(f)            to mitigate, to the extent practicable, any harmful effect that is known to Hospital of a use or disclosure of Protected Health Information by Hospital in violation of the requirements of this Agreement.

7,	Term and Termination,

(a)           Term. The term of this Agreement shall begin on the Effective Date and continue until services provided by Manager to Hospital are terminated.

(b)           Termination and Amendment by Operation of Law. This Agreement shall terminate immediately in the event that a HIPAA Business Associate Agreement is no longer applicable or required under then current Law. If on the advice of Hospital's or Manager's counsel, Hospital or Manager reasonably determines that the terms of this Agreement likely would be interpreted to violate or not comply with any applicable Laws, the parties shall negotiate in good faith to amend the agreement to comply with such Laws. If the parties cannot reasonably agree on such amendment, then this Agreement and the underlying engagement agreement, if one, shall terminate.

BUSINESS ASSOCIATE AGREEMENT

15

(c)           Termination for Cause. Either party may terminate this Agreement if it reasonably determines that the other party has violated a material term of this Agreement, the Privacy Rule, the Security Rule once it becomes applicable under this Agreement, or any other applicable Law upon twenty (20) days written notice of the default provided, however, the Agreement shall not terminate if the breaching party cures the default within this twenty (20) day period. In the event that termination of this Agreement is not feasible in the non-breaching party's sole discretion, the parties hereby acknowledges that the non-breaching party shall have the right to report the breach to the Secretary, notwithstanding any other provision of this Agreement to the contrary.

(d)           Effect of Termination. Upon termination or expiration of this Agreement, Manager shall within thirty (30) days destroy all Protected Health Information received from, or created or received by Manager on behalf of Hospital that Manager maintains in any form and retain no copies of such information to the extent that such action is feasible and not prohibited by other applicable Law. This provision applies to all subManagers or agents of Manager who may possess Protected Health Information on behalf of the Manager and/or Hospital. If Manager has ascertained that the destruction of some or all of such information is not feasible or permissible, Manager agrees to continue to comply with all provisions of this Agreement with regard to such Protected Health Information in perpetuity.

8.	Miscellaneous Terms.

(a)           Governing Law and Venue. This Agreement shall be construed and governed solely according to the laws of the State of Texas, without giving effect to its conflict of laws provisions and without regard to any choice of law election made in any underlying engagement agreement. Any suit, action, or proceeding against Manager with respect to this Agreement, or any judgment entered by any court in respect thereof may only be brought in the Courts of the State of Texas, County of Harris or in the United States courts located in the Southern District of Texas.

(b)           Assignment. No assignment of this Agreement or the rights and obligations hereunder shall be valid without the prior written consent of the non-assigning party. Notwithstanding the foregoing, this Agreement may be assigned to any corporation or other entity of any kind succeeding to the business of Manager or Hospital in connection with the merger, consolidation, or transfer of all or substantially all of the assets and business of Manager or Hospital to such successor. This Agreement may also be assigned to any subsidiary or parent corporation or other affiliate of Manager.

(c)           Notices. Any notice to a party hereto pursuant to this Agreement shall be given in writing by personal delivery, overnight delivery, facsimile, telecommunications, or United States certified or registered mail, return receipt requested, to the addresses set forth at the end of this Agreement. The parties shall hereafter notify each other in accordance herewith of any change of address to which notice is required to be sent. Notice shall be effective upon delivery.

(d)           Parties Bound. This Agreement and the rights and obligations hereunder shall be binding upon and inure to the benefit of the parties, and their respective heirs, personal representatives, and permitted assigns. This Agreement shall also bind and inure to the benefit of any successor of Hospital by merger or consolidation,

(e)           Data Ownership. Manager acknowledges and agrees that between Manager and Hospital (and not with respect to any third party), Hospital is the owner of the Protected Health Information.

(f)            No Third-Party Beneficiaries. This Agreement is not intended to benefit any third person or entity, nor shall anyone not a party to this Agreement be able to enforce or recover any right or remedy hereunder.

(g)           Non-Waiver. No waiver by either of the parties hereto of any failure by the other party to keep or perform any provision, covenant or condition of this Agreement shall be deemed to be a waiver of any preceding or succeeding breach of the same, or any other provision, covenant or condition.

(h)           Additional Documents. Each party shall execute any document that may be requested from time to time by the other party to implement or complete such party's obligations pursuant to this Agreement.

BUSINESS ASSOCIATE AGREEMENT

16

(i)            Entire Agreement. There are no representations, warranties, covenants, promises, agreements, arrangements or understandings, oral or written, express or implied among the parties hereto relating to the subject matter set forth above which have not been fully expressed herein.

(j)            Amendments. This Agreement can be amended only in writing signed by the parties.

(k)           Severability. The sections, paragraphs and individual provisions contained in this Agreement shall be considered severable from the remainder of this Agreement and if any section, paragraph or other provision is unenforceable as written for any reason, that shall not adversely affect the remainder of this Agreement. If any section, paragraph or other provision is determined to be unenforceable, the parties shall use their best efforts to reach agreement on an amendment to the Agreement to supersede such severed section, paragraph or provision.

(I)            Interpretation. Any ambiguity in this Agreement will be resolved in favor of a meaning that permits Hospital to comply with the l-IIPAA Regulations.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date set forth above.

MANAGER	HOSPITAL

First Surgical Partners, L.L.C.	First Street Hospital, L.P.
411 First Street
Bellaire, TX 77401

By:	/s/ Tony Rotondo	By:

Name: Tony Rotondo		Name:

Title:	(CEO)	Title:

BUSINESS ASSOCIATE AGREEMENT

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First Surgical Woodlands, L.P.

Management Agreement

THE MANAGEMENT AGREEMENT (the "Agreement") is executed and delivered this 1st day of February 2005 by First Surgical Partners, L.L.C. (the "General Partner") and First Surgical Woodlands, L.P (the "Company").

WHEREAS, the Company owns a multispecialty ambulatory surgical center in Shenandoah, TX. (the "Center"); and

WHEREAS, the General Partner is the general partner of the Company; and

WHEREAS, the Company desires to retain the services of the General Partner to assist the Company in managing, and conducting the day-to-day business and services of the Center, and the General Partner desires to provide such services, upon the terms and conditions set forth herein;

NOW THEREFORE, in consideration of the foregoing and mutual agreements and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.	DEFINITIONS

1.1	Certain Defined Terms — As used in this Agreement, the following terms shall have the following meaning unless otherwise provided.

"Management Period" — The Term of this Agreement which is the period commencing on the date this Agreement is executed and ending as set forth hereafter in Section 2.

"Company" First Surgical Woodlands, L.P.

"Center" — The multi-specialty ambulatory surgery center located at 111 Vision Park Blvd., Shenandoah, TX 77384.

"General Partner" — First Surgical Partners, L.L.C.

"Physician Investors" — Those Physicians that are limited partners in the Company.

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2.	GENERAL

2,1	Appointment

The Company hereby appoints the General Partner, and the General Partner hereby accepts such appointment, to act as the exclusive manager of the Center during the Management Period pursuant to the provisions hereof and to carry out and implement the desires and directions of the Company with respect to thereto. While it is the intent of this Agreement to vest in the managing partner the authority for all ordinary "day-to-day" management decisions (the "Day-to-Day" Services), and not withstanding anything to the contrary elsewhere in this Agreement, the Company reserves the right to make final policy decisions that the Company feels will impact the overall performance of the Center or the financial value of the Center. The Company and General partner agree that they will act in good faith regarding the management of the Center and the Company will endeavor to assist the General Partner's management, as needed, with effective and efficient management of the Center.

During the Management Period, the General Partner shall devote appropriate time, attention, efforts, abilities and energy to the business of the Center for profit, benefit and advantage of the Company. The General Partner agrees to perform its duties hereunder faithfully and loyally and to the best of his abilities, and shall use commercially reasonable efforts to promote the business of the Center, preserve the business and organization of the Center, manage the employees of the Center, preserve the business relations of the Center with suppliers, distributors, patients and others and to otherwise perform the Day-to-Day Services of the Center. The General Partner agrees that he will not knowingly commit any act that might be reasonable be expected to injure the business of the Center or partners of the Company.

2.2	Appointment as Attorney-in-Fact,

The Company appoints the General Partner its attorney-in-fact with full power on its behalf and in its name, or in the name of the Center, (a) to enter into contracts relating to the operation of the Center, (b) to procure licenses, permits and other approvals relating to the operation of the Center, and (c) to take any and all other actions necessary, appropriate or useful to the General Partner in connection with the services provided pursuant to this Agreement.

2.3	Authority and Control.

The General Partner acknowledges that ultimate control of the business and operations of the Center shall remain with Company, and that Company, by entering into this Agreement, is not relinquishing any of the powers, duties and responsibilities vested in it by law.

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2.4	Patient Referrals.

It is not a purpose expressed or implied of this Agreement to induce or encourage the referral of patients or the payment directly or indirectly of any remuneration to Company in violation of applicable laws, rules or regulations. The parties agree that the Management Fee set forth herein was arrived at through arms-length negotiations and reflects to their knowledge the fair market value of General Partner's services hereunder.

2.5	No Sharing of Professional Fees.

Payment of the fees specified herein is not intended to be and shall not be interpreted or construed as permitting General Partner to share in Company's or Physician Investor's fees for medical services or any other services, but is acknowledged as the parties' negotiated agreement as to the reasonable fair market value of the services provided by General Manager pursuant to this Agreement.

2.6	Term

This Agreement shall continue in force and effect for an initial period from the date hereof until five (5) years, and shall automatically renew for one additional two (2) year period on the 5th anniversary, unless otherwise terminated earlier in writing by either party pursuant to the terms hereof, or until termination by mutual consent of both the General Partner and the Company as hereinafter set forth.

2.7	Termination

Notwithstanding anything to the contrary in the provisions of the foregoing Section 2.6, early termination of this agreement may occur only pursuant the following provisions:

2.7.1	Automatic. Termination

This Agreement shall automatically terminate if either party shall file or have filed against it a petition in bankruptcy or any petition seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or relief under the present or any future federal bankruptcy act or any similar present or future applicable federal, state or other statute or law, or seeking or consenting to acquiescing in the appointment of any trustee, receiver, or liquidation of all or any substantial part of its properties and such filing remains unresolved or is not dismissed within ninety (90) days.

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2.7.2	Termination by Regulatory Change

If there shall be a change in laws, regulations or general instructions, the adoption of new legislation, or a change in any third party reimbursement system, any of which materially affects the manner in which either party may perform or be compensated for its services under this Agreement, the parties shall immediately propose a new service arrangement or basis for compensation for the services furnished pursuant to this Agreement. If such notice of new service arrangement or basis for compensation is given, and if the Company and the General Partner are unable within thirty (30) days thereafter to agree upon a new service arrangement or basis for compensation, either party may terminate this Agreement by providing the other party with written notice at least thirty (30) days prior to the specified termination date.

2.7.3	Termination for Cause

This Agreement may be terminated immediately by either party if either the General Partner, the Company or the Physicians Investors do any of the following: (a) commit a material breach of fiduciary duty, fraud, misappropriation or embezzlement involving the Company's property or assets; (b) commit an intentional wrongful act which materially impairs the goodwill or business of the Company or causes material damage to the Company's property, goodwill or business; (c) commits a criminal act; or (d) acts with gross negligence. With respect to the Physician Investors, any criminal acts or gross negligence referenced in (c) and (d) above, must materially impair the goodwill or business of the Company or cause damage to the Company or cause damage to the Company's property assets.

2.7.4	Effects of Termination.

Upon termination of this Agreement, as hereinabove provided, neither party have any further obligations under this Agreement except for (i) obligations accruing prior to the date of termination, including, without limitation, payment of the Management Fee and all reasonable direct expenses relating to services provided prior to the termination of this Agreement, and (ii) obligations, promises, or covenants set forth in this Agreement that are expressly made to extend beyond the Term, including, without limitation, indemnity and confidentiality provisions, which provisions shall survive the expiration or termination of this Agreement. In addition, upon termination or expiration of this Agreement, each party shall immediately deliver, or cause its employees or agents to deliver, in good condition, all property in its possession which belongs to the other party, ordinary wear and tear and damage by any cause beyond the reasonable control of either party excepted.

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3.	ORGANIZATIONAL AND DEVELOPMENTAL SERVICES

3.1	General Services

The General Partner shall render all services, direction advice, supervision and assistance necessary to assure the Center adequately performs its ordinary and usual Day-to-Day Services. These Day-to-Day Services include, but are not limited to, acting as general agent on behalf of the Company during the Center' development and organization, and those services specifically enumerated in this Section 3.

It is specifically agreed that purposes of this Agreement and the General Partner duties and activities hereunder, to the extent that the General Partner, in the performance of his duties hereunder, needs to provide to the Company or the Center any goods, property, equipment or services of third parties then the same shall be provided on an arm's length basis at fair market value thereof.

3.2	Bankers, Vendors and Third Party Financing

The General Partner shall deal directly with bankers, vendors, and other third parties on behalf of the Company as necessary, to arrange any financing or refinancing for the Center, but may not commit to any financing in excess of $10,000.00 without the Physician Investors' consent. Furthermore, the General Partner shall act as the procurement agent in obtaining any and all appropriate non-leased equipment and supplies for the Center.

3.3	Permits and Licenses

The General Partner shall apply for and maintain in firll force and affect all necessary licenses and permits required in connection with the operation of the Center. All such licenses and permits shall be issued in the name of the Company. The Company shall pay the actual fees or expenses of any permits and licenses.

3.4	Other Services

The General Partner may retain legal counsel and other professional services on behalf of the Company as reasonably necessary for the proper organization and management of the Company. Any expenses of such third parties related to such services shall be paid by the Company.

4.	MANAGEMENT SERVICES

4.1	General

Throughout the Management period, the General Partner shall, in accordance with Section 3.1 hereof, render all services associated with the day-to-day operation of the Center, including, but not limited to, the services described in this Section 4.

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4.2	Management Fee

The Company shall pay General Partner for the services rendered under Sections 3 and 4 hereof, a monthly fee equal to a five (5%) percent of the "net monthly collected revenues", from the Centers' cash collections, with said monthly fee to be paid on the 15th day of each month following the month earned. For purposes of this Section 4.2, "net monthly collected revenues" shall be defined as gross revenue minus all patient allowances, discounts, fixed fee write downs and bad debts, actually collected and deposited. Such fee shall not be payable until the Center is actually in operation.

4.3	Proration

In the event this Agreement is executed on a day other than the first day of the calendar month or the Center begins operations other than on the first day of a calendar month, the monthly management fee payable hereunder shall be prorated for such month.

4.4	Reimbursement of Expenses.

The Company shall reimburse the General Partner on a monthly basis for all reasonable, direct, out-of-pocket expenses incurred in connection with the services provided pursuant to this Agreement. The General Partner shall prepare an itemization of such expenses on a monthly basis to be submitted to the Company by the fifteenth (15th) day of the subsequent month. The Company shall reimburse the General Partner for such properly documented expenses within ten (10) days after receipt of such itemization.

4.5	Staff

The General Partner,—within the-parameters of any guidelines established by the Company, shall hire, train, promote, discharge, set the salary and benefit levels, and supervise the work of the staff and all other employees of the Center, all in the name of and on behalf of the Company. All of such employees, including the Director of Nursing ("DON") shall be employees of the Company and shall be on the Company's payroll, and the General Partner shall not be liable to such employees for their wages, compensation or fringe benefits, as these employees are direct employees of the Company, and as employees of the Company, the Company is to be responsible for all Company employee salaries, benefits, insurance, payroll taxes, etc.

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4.6	Compliance with Laws and Representation

The General Partner shall strive to ensure compliance in all material respect with applicable statutes, ordinances, laws, rules, regulations, orders, and determinations affecting or issued in connection with the operation of the Center and make arrangements for any compliance required thereby. Any fees or expenses owed to third parties as a result of such compliance activities shall be paid by the Company. In addition, the General Partner shall, solely in connection with the management of the Center, employ attorneys and other professional consultants to the extent reasonably necessary in the General Partner's judgment to protect the interest of the Company, the partners, and the employees of the Company in matters relating to and including, without limitation, EEOC claims, unemployment compensation claims, collection of past due accounts, determination of property taxes and procurement of insurance. The reasonable expense of said legal and other professional service shall be paid for by the Company. Furthermore, unless otherwise directed by the Company, the General Partner, at the Company's expense shall protest or litigate to final decision in any appropriate court or forum any violations, order, rule or regulation adversely affecting the Center.

4.7	Marketing

Commencing with the execution of this Agreement and continuing through the Management Period, the General Partner shall supervise the design of and implement a marketing program including preparation of marketing materials such as brochures, media advertising materials, direct mail and press releases. The Company will be consulted during the development of this program. The marketing efforts of the General Partner shall include active solicitation of appropriate third party managed care contracts, such as PPO's and HMO's.

4.8	Accounting

The General Partner shall coordinate all accounting functions through a -licensed CPA. The CPA will be engaged to review the financial records on a quarterly basis. The CPA's reports shall be provided to the Physician Investors when completed.

4.9	Insurance

The General Partner shall acquire and maintain for the Company, at the Company's expense and in the Company's name, insurance of such kinds, including general, liability, property and other necessary insurance coverage, as the Company will require and are usually maintained by entities with businesses similar to the Center in such amounts as reasonably deemed sufficient by the Company; provided, however, that all physicians on the Center's medical staff shall be required by the Center's Medical Staff Bylaws to obtain and maintain at all times their own malpractice insurance. The Company and the General Partner agree that such insurance shall be maintained with companies and through brokers offering the necessary coverage at the lowest cost.

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4.10	Bank Accounts and Flow of Funding

This Agreement contemplates that the flow of funds received and disbursed in connection with the operation of the Center shall be conducted through and controlled by a system of accounts established by agreement of the Company and the General Partner. The Company shall, if necessary, establish such bank or other deposit accounts as the Company and the General Partner shall mutually agree are necessary for the efficient operation of the Center and control of the flow of funds received and disbursed in connection with such operation, in the Company's name at a bank or other financial institution mutually agreed upon by the Company and the General Partner. Any disbursement over $___ shall require two (2) signatures, one signature from an authorized Company designee and one from the General Partner.

4.11	Vendor's Contracts

The General Partner shall enter into contracts covering the ordinary day-to-day business of the Center, as reasonably necessary, and maintain existing contracts assuring that these contracts are in the name of and at the expense of the Company. These contracts shall include but not be limited to all electricity, gas, water, telephone, cleaning services, air-conditioning maintenance, and other necessary utilities or services, and the purchase of materials and supplies in the name of, for the account of, the Company which are appropriate for the operation of the Center.

4.12	Repairs and Maintenance

The General Partner shall arrange for the making or installing at the Company's expense and in the name of the Company, at competitive costs, such alterations, repairs, decorations and/or replacements of any non-leased equipment, deemed reasonable and necessary by the General Partner and the Company.

4.13	Billing and Collecting.

General Partner shall be responsible, on behalf of the Company and as its agent, for billing and collecting payments for all Center related services, services rendered by the Center to its patients (including collections from Medicare, Medicaid, insurance companies, HMOs, PPOs, and other third-party payors), with all such billing and collecting to be done in the name of the Center. General Partner shall maintain complete and accurate records of all fees, charges and billings of all services contemplated hereby. A schedule of fees for all of the Center's charges shall be proposed by the General Partner with the approval of the Company. The General Partner shall comply with all applicable laws and regulations; and all applicable rules and regulations of insurance companies and other third party payors in discharging its duties to bill and collect payments hereunder.

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4.14	Information Systems.

The General Partner shall supervise and manage the use of all software and/or hardware for the management information system utilized in the operations of the Center, provide modifications, enhancements and upgrades and provide new hardware and/or software to the extent reasonably necessary or appropriate and as approved by the Company.

4.15	License of the Center's and the Company's Name and Logo.

The Company hereby grants to the General Partner the nonexclusive right, license, and privilege to use the Center's and Company's name and logo alone or with the corporate name of the General Partner during the Term and subject to the terms and conditions of this Agreement. The General Partner may include its name and the name of the Company and/or the Center on any letterhead, professional announcements, private placements, public offerings, and the like relating to the Center.

4.16	No Practice of Medicine by Manager,

The General Partner shall have and exercise absolutely no control or supervision over the provision of medical services or the practice of medicine for patients at the Center.

5.	OWNERSHIP AND INSPECTION OF RECORDS

5.1          Patient Records, At all times during and after the Term of this Agreement, all patient medical records shall be and remain the sole property of the Company. To the extent permitted by law, the General Partner shall be permitted to retain copies of such records, at its expense upon termination of this Agreement. The parties acknowledge that the - Center is a "covered entity" as that term is defined by the Privacy and Security regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 ("H1PAA"). As such, the General Partner agrees to comply with the terms of the Business Associate Addendum attached hereto as Addendum A and incorporated herein by reference.

5.2          Manager Business Records. At all times during and after the Term of this Agreement, all business records and information, including all books of account and general administrative records and all information generated under or contained in the management information system relating to the business activities of the General Partner shall be and remain the sole property of the General Partner.

5.3          Inspections. The Company shall, during and after the term of this Agreement, make available to the General Partner for inspection by its authorized representatives, during regular business hours, at the principal place of business of the Company, any Center records determined by the General Partner to be necessary to perform its services and carry out its responsibilities hereunder or necessary for the defense of any legal or administrative claim or action relating to said records.

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6.	MISCELLANEOUS

6.1	Notices

All notices, requests, demands or other communications pursuant to this Agreement or contemplated hereby shall be in writing and shall be deemed to be have been given when personally delivered or if mailed, by registered or certified US Mail, postage prepaid, return receipt requested three (3) days after such mailing to the parties at the addresses set forth below. Any party may change the address to which such notices are giving by giving notice in the manner provided herein.

Notice to the Company shall be addressed as follows:

Dr. David Tomaszek
111 Vision Park Blvd.
Shenandoah, TX 77384

Notice to the General Partner shall be addressed as follows:

Tony Rotondo
411 First Street
Bellaire, TX 77401

6.2	Entire Agreement

This agreement represents the entire agreement between the parties hereto and all prior understandings and agreements are hereby merged into this Agreement. This Agreement may not be modified except by an instrument in witting signed by the parties hereto.

6.3	Binding Effect

This Agreement shall inure to the benefit of and is binding upon the parties hereto and their respected heirs, representatives, successors and permitted assigns.

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6.4	Severability

If any of the provisions of this Agreement shall be constructed to be illegal or invalid, such construction shall not affect the legality or validity of any of the other provisions hereof and the illegal or invalid provisions hereof shall be deemed stricken and deleted herefrom to the same extent as if never herein but all other provisions hereof shall remain in full force and effect to the maximum extent permitted by law.

6.5	Captions

The captions of various provisions of this Agreement are inserted for conveniece only, and are in no way to be construed as part of this Agreement or as limitation of the scope of the particular provisions to which they refer.

6.6	Assignability

This Agreement may not be assigned by either party hereto without the prior written consent of the other party.

6.7	Attorney's Fees

The prevailing party in any action arising under this Agreement may recover reasonable attorney's fees and costs from the non-prevailing party.

6.8	Compliance with Laws

The intent of the parties is to conduct their relationship in full compliance with all applicable laws including, but not limited to, the Anti-Kickback Statute, the Stark Laws and any applicable fraud and abuse provisions. Not withstanding any unanticipated effect of any of the provisions herein, neither party will intentionally conduct itself under the terms of this Agreement in a manner which violates any applicable laws.

6.9	Access to Books and Records of Subcontractor.

Upon the written request of the Secretary of Health and Human Services or the Comptroller General or any of their duly authorized representatives, the General Partner will make available those contracts, books, documents, and records necessary to verify the nature and extent of the costs of providing services under this Agreement. Such inspection shall be available up to four (4) years after the rendering of such services. If the General Partner carries out any of the duties of this Agreement through a subcontract with a value of $10,000 or more over a 12-month period with a related individual or organization, the General Partner agrees to include this requirement in any such subcontract. This section is included pursuant to and is governed by the requirements of Public Law 96-499, Sec. 952 (Sec. 1861(v)(1)(i) of the Social Security Act) and the regulations promulgated thereunder. No attorney-client, accountant-client or other legal privilege will be deemed to have been waived by the General Partner or the Company by virtue of this Agreement.

(Remainder of Page Intentionally Left Blank — Signature Page Follows)

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In WITNESS WHEREOF, the parties have caused this instrument to be executed on the day and year first written above.

First Surgical Partners, EL C.

By:	/s/ Tony Rotondo
Name: Tony Rotondo
Title: General Partner

First Surgical Woodlands, L.P.

By:	/s/ David Tomaszek
Name: David Tomaszek M.D.

By:
Name:

By:
Name:

By:
Name:

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Financial Statements of

FIRST SURGICAL TEXAS, INC.

As of and for the Two Years Ended December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
First Surgical Texas, Inc.

We have audited the accompanying consolidated balance sheets of First Surgical Texas, Inc. and Subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2009 and 2008.  The Company’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Surgical Texas, Inc. and Subsidiaries at December 31, 2009 and 2008, and the related consolidated results of operations and cash flows for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Kabani & Company

KABANI & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
Los Angeles, CA
December 30, 2010

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FIRST SURGICAL TEXAS, INC.
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2009	2008
Assets

Current Assets
Cash and Cash Equivalents	$261,594	$487,139
Accounts Receivable, net	20,141,436	18,822,394
Due From Affiliates	604,637	395,696
Inventory	742,780	602,493
Prepaid Expenses and Other Current Assets	233,597	341,715
Total Current Assets	21,984,044	20,649,437

Property and Equipment, net	8,039,404	8,805,462

Other Assets, net	68,620	98,581
Total Assets	$30,092,068	$29,553,480

Liabilities and Shareholders' Equity

Current Liabilities
Accounts Payable	$6,906,807	$5,552,976
Accrued Expenses	503,454	523,212
Lines of Credit	1,289,801	1,025,000
Current Portion of Long-Term Debt and Capital Lease Obligations	1,737,985	1,492,570
Total Current Liabilities	10,438,047	8,593,758

Long-Term Liabilities
Long-Term Debt and Capital Lease Obligations, Net of Current Portion	8,999,346	10,759,819
Other Long-Term Liabilities	188,452	205,197
Total Long-Term Liabilities	9,187,798	10,965,016

Commitments and Contingencies

Shareholders' Equity
Preferred Stock, $0.0001 par value, 10,000,000 shares
authorized, zero issued and outstanding, respectively	-	-
Common Stock, $0.0001 par value, 250,000,000 shares authorized,
37,076,035 and 36,000,002 shares issued and outstanding, respectively	3,708	3,600
Additional Paid-In Capital	2,874,695	2,776,445
Accumulated Earnings	7,587,820	7,214,661
Total Shareholders' Equity	10,466,223	9,994,706
Total Liabilities and Shareholders' Equity	$30,092,068	$29,553,480

The accompanying notes are an integral part of these consolidated financial statements.

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FIRST SURGICAL TEXAS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2009	2008

Net Revenue	$44,555,531	$38,252,776

Operating Expenses
Salaries and Benefits	10,336,123	9,051,037
Medical Supplies	7,961,804	5,804,890
Management Fees	6,547,955	5,983,605
Rent	1,811,637	1,517,590
Depreciation and Amortization	1,434,220	1,768,089
Other Operating Expenses	5,356,297	4,591,284
Total Operating Expenses	33,448,036	28,716,495

Other Income and Expenses
Interest Income	2,682	4,411
Interest Expense	(1,025,518)	(1,211,713)
Total Other Income and Expenses	(1,022,836)	(1,207,302)
Income Before Income Taxes	10,084,659	8,328,979

Income Taxes	-	-
Net Income	$10,084,659	$8,328,979

Basic and Diluted Income per Common Share	$0.28	$0.23

Weighted average number of common shares outstanding - basic and fully diluted	36,002,950	36,000,002

The accompanying notes are an integral part of these consolidated financial statements.

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FIRST SURGICAL TEXAS, INC.
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

					Total
	Common Stock		Paid-In	Retained	Stockholders'
	Shares	Amount	Capital	Earnings	Equity

BALANCE AT DECEMBER 31, 2007	36,000,002	$3,600	$2,714,570	$8,318,181	$11,036,351

Contributions by Shareholders	-	-	61,875	-	61,875
Deemed Dividends	-	-	-	(9,432,499)	(9,432,499)
Net lncome	-	-	-	8,328,979	8,328,979
BALANCE AT DECEMBER 31, 2008	36,000,002	$3,600	$2,776,445	$7,214,661	$9,994,706

Contributions by Shareholders	-	-	50,000	-	50,000
Deemed Dividends	-	-	-	(9,711,500)	(9,711,500)
Recapitalization Due to Reverse Merger with Piper Acquisition III, Inc.	1,076,033	108	48,250	-	48,358
Net lncome	-	-	-	10,084,659	10,084,659
BALANCE AT DECEMBER 31, 2009	37,076,035	$3,708	$2,874,695	$7,587,820	$10,466,223

The accompanying notes are an integral part of these consolidated financial statements.

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FIRST SURGICAL TEXAS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$10,084,659	$8,328,979
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Depreciation and Amortization	1,434,220	1,768,089
Amortization of Deferred Financing Costs	29,964	40,824
Changes in Operating Assets and Liabilities:
Accounts Receivable	(1,510,399)	(2,489,493)
Inventory	(140,287)	(83,692)
Other Current Assets	108,117	(150,266)
Accounts Payable and Accrued Expenses	1,294,218	3,345,899
Net Cash Provided by Operating Activities	11,300,492	10,760,340

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures	(596,695)	(853,648)
Net Cash Used in Investing Activities	(596,695)	(853,648)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on Line of Credit	468,551	1,150,000
Repayments on Line of Credit	(203,750)	(3,171,190)
Proceeds from Issuance of Long-Term Debt	1,300,000	10,163,827
Repayment of Long-Term Debt	(2,832,643)	(8,448,210)
Debt Issue Costs	-	(67,684)
Partner Contributions	50,000	61,875
Partner Distributions	(9,711,500)	(9,432,500)
Net Cash Used in Financing Activities	(10,929,342)	(9,743,882)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(225,545)	162,810
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	487,139	324,329
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$261,594	$487,139

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid for Interest	$977,968	$1,150,301

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Accrued Capital Expenditures	$20,810	$(134,713)

The accompanying notes are an integral part of these consolidated financial statements.

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First Surgical Texas, Inc.
Notes to Consolidated Financial Statements

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

First Surgical Texas, Inc., including its subsidiaries, is an owner and operator of two ambulatory surgery centers (“ASC”), First Street Surgical Center, L.P., and First Surgical Woodlands, L.P., and a general acute care hospital, First Street Hospital, L.P., all located in the greater Houston, Texas metro area. Procedures performed include non life-threatening surgeries, such as bariatrics, reconstructive and cosmetic plastics, orthopedics, pain management, neurosurgery and podiatry, which are often completed on an outpatient or short stay basis.

Effective December 1, 2010, Piper Acquisition III, Inc. (“Piper”) acquired all of the limited and general partnership interests of First Street Surgical Center, L.P., First Surgical Woodlands, L.P., and First Street Hospital, L.P. (“Partnerships”), all of which were under common control, in exchange for the issuance of 36,000,002 shares of Piper’s common stock.

The exchange of shares has been accounted for as a reverse acquisition under the purchase method of accounting.  Accordingly, the merger has been recorded as a recapitalization of Piper, with the consolidated financials of the Partnerships being treated as the continuing entity (“we” or the “Company”).  Effective December 3, 2010, the Company changed its name to First Surgical Texas, Inc.  The historical financial statements presented are those of the Partnerships. The continuing company has retained December 31 as its fiscal year end. The financial statements of the legal acquirer, Piper, are not significant; therefore, no pro forma financial information is submitted.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements were prepared in accordance with GAAP and include the accounts of the Company and its subsidiaries after elimination of intercompany balances and transactions. Accounting policies used by the Company and its subsidiaries reflect industry practices and conform to accounting principles generally accepted in the United States (GAAP).

Use of Estimates and Assumptions

Future events and their effects cannot be predicted with certainty; accordingly the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  The accounting estimates used in the preparation of our consolidated financial statements will change as new events occur, as more experience is acquired , as additional information is obtained, and as our operating environment changes.  Significant estimates and assumptions are used for, but not limited to: (1) allowance for contractual revenue adjustments; (2) depreciable lives of assets; (3) assessment of long-lived assets for impairment (4) economic lives and fair values of leased assets; (5) uncertain tax positions; and (6) contingency and litigation reserves.  The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  The Company evaluates its estimates and assumptions on a regular basis and may employ outside experts to assist in our evaluation, as considered necessary.  Actual results may differ from these estimates and assumptions used in preparation of its financial statements and changes in these estimates are recorded when known.

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First Surgical Texas, Inc.
Notes to Consolidated Financial Statements

Revenue Recognition

Revenues consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments.  Revenues are recorded during the period the healthcare services are provided, based upon the estimated amounts due from the patients and third-party payors, including federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, and employers.  Estimates of contractual allowances under third-party payor arrangements are based upon the payment terms specified in the related contractual agreements.  Third-party payor contractual payment terms are generally based upon predetermined rates per diagnosis, per diem rates, or discounted fee-for-service rates.  The Company does not expect there to be material changes to prior period estimates of allowances for contractual and other adjustments.  Further, we do not foresee changes in our estimate of unsettled amounts from third party payors as of the latest balance sheet date that could have a material effect on our financial position, results of operations or cash flows.

Laws and regulations governing the Medicare and Medicaid programs are complex, subject to interpretation, and are routinely modified for provider reimbursement. All healthcare providers participating in the Medicare and Medicaid programs are required to meet certain financial reporting requirements. Federal regulations require submission of annual cost reports covering medical costs and expenses associated with the services provided by each hospital to program beneficiaries. Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to the Company under these reimbursement programs. These audits often require several years to reach the final determination of amounts earned under the programs. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term.

We provide care to patients who are financially unable to pay for the healthcare services they receive, and because we do not pursue collection of amounts determined to qualify as charity care, such amounts are not recorded as revenues.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity of three months or less at time of purchase to be cash equivalents. These investments are carried at cost, which approximates fair value. Cash and cash equivalent balances may, at certain times, exceed federally insured limits.

Accounts Receivable

The Company reports accounts receivable at estimated net realizable amounts from services rendered from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, workers’ compensation programs, employers, and patients. See Note 3.

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First Surgical Texas, Inc.
Notes to Consolidated Financial Statements

Inventory

Inventory is valued at the lower of cost or market with cost determined on first-in, first-out basis.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Additions and betterments that extend the life of the asset are capitalized. Assets under capital lease obligations are reported at the lower of fair value or the present value of the aggregate future minimum lease payments at the beginning of the lease term. In the case of sale, retirement, or disposal, the asset cost and related accumulated depreciation balances are removed from the respective accounts, and the resulting net amount, less any proceeds, is included as income from operations in the consolidated statements of operations. Depreciation is provided over the estimated useful lives of the assets. The depreciable lives and depreciation methods used for each class of asset are as follows:

Useful
Class	Life	Depreciation Method
Furniture and Equipment	5-7 years	200% double declining
Software	3 years	Straight-line
Leasehold Improvements	5-30 years	Straight-line

Advertising

The Company expenses advertising costs as incurred. Advertising expense was $463,555 and $159,254 for the years ended December 31, 2009 and 2008, respectively, and is included in the caption Other Operating Expenses.

Income Taxes

We provide for income taxes using the asset and liability method. This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates. A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Realization is dependent on generating sufficient future taxable income. We evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly. The Company and its corporate subsidiaries file a consolidated federal income tax return. Some subsidiaries consolidated for financial reporting purposes are not part of the consolidated group for federal income tax purposes and file separate federal income tax returns. State income tax returns are filed on a separate, combined, or consolidated basis in accordance with relevant state laws and regulations. Partnerships, limited liability partnerships, limited liability companies, and other pass-through entities that we consolidate or account for using the equity method of accounting file separate federal and state income tax returns. We include the allocable portion of each pass-through entity’s income or loss in our federal income tax return. We allocate the remaining income or loss of each pass-through entity to the other partners or members who are responsible for their portion of the taxes.

8

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements

The Company’s income before income taxes totaled $10,365,599 and $7,907,256 for the years ended December 31, 2009 and 2008, respectively. All of this income passed through to the then-limited partners of each of the Company’s subsidiaries and the Company, therefore, had no corporate tax obligation to record. The Company had no deferred tax assets or liabilities as of December 31, 2009 or 2008.

Fair Value of Financial Instruments

The Company’s financial instruments are cash, accounts receivable, accounts payable, capital lease obligations, and debt. The recorded values of cash, accounts receivable, and accounts payable approximate their fair values based on their short-term nature.

The recorded values of capital lease obligations and long-term debt approximate their fair values, as their effective interest rates approximates market rates.

Impairment of Long-Lived Assets

We assess the recoverability of long-lived assets, whenever events or changes in circumstances indicate we may not be able to recover the asset’s carrying amount. We measure the recoverability of long-lived assets by a comparison of the carrying amount of the asset to the expected net future cash flows to be generated by that asset. We present an impairment charge as a separate line item within income from continuing operations in our consolidated statements of operations, unless the impairment is associated with a discontinued operation.  In that case, we include the impairment charge, on a net-of-tax basis, within the results of discontinued operations.  The Company did not recognize an impairment of long-lived assets during either of the years ended December 31, 2009, or December 31, 2008.

Financing Costs

We amortize financing costs using the effective interest method over the life of the related debt.  The related expense is included in interest expense in our consolidated statements of operations.

Commitments and Contingencies

Accruals for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.  These accruals are adjusted as additional information becomes available or circumstances change.

9

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements

Earnings per Common Share

The calculation of earnings per common share is based on the weighted-average number of our common shares outstanding during the applicable period.  The calculation for diluted earnings per common share recognizes the effect of all potential dilutive securities that were outstanding during the respective periods, unless their impact would be antidilutive.  The Company had no dilutive securities as of December 31, 2009 or 2008.

Subsequent Events

Subsequent events have been evaluated through December 30, 2010, which represents the issuance date of these consolidated financial statements.

Recently Issued Accounting Standards

In August 2009, the Financial Accounting Standards Board (“FASB”) amended guidance related to the measurement of liabilities at fair value, which was effective upon issuance.  These amendments clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, we are required to use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, or quoted prices for similar liabilities when traded as assets.  If these quoted prices are not available, we are required to use another valuation technique, such as an income approach or a market approach.  The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

In December 2009, the FASB amended guidance related to fair value measurements and disclosures, which was effective beginning the second quarter of the Company’s 2010 fiscal year, June 30, 2010.  These amendments prescribe new disclosures and clarify certain existing disclosure requirements related to fair value measurements.  The objective of the amendments was to improve these disclosures and, thus, increase the transparency in financial reporting.  The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

In February 2010, the FASB amended guidance related to disclosure of subsequent events, which was effective upon issuance.  These amendments prescribe that entities that are SEC filers are required to evaluate subsequent events through the date that the financial statements are issued.  The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE

10

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements

Our accounts receivable are significant, but are concentrated by type of payors.  The concentration of net patient service accounts receivable by payor class, as a percentage of total net patient service accounts receivable as of the end of each of the reporting periods, is as follows:

	For the Year Ended
	December 31,
	2009	2008

Medicare	5.2%	11.3%
Workers' Compensation	7.4%	6.9%
Commercial Payors	72.5%	63.7%
Other - Patients, Letters of Protection, etc.	14.9%	18.0%
	100%	100%

During the years ended December 31, 2009 and 2008, approximately5.2% and 11.3, respectively, of our net operating revenues related to patients participating in the Medicare program.  While revenues and accounts receivable from the Medicare program are significant to our operations, we do not believe there is significant credit risk associated with this government agency.  Because Medicare traditionally pays claims faster than our other third-party payors, the percentage of our Medicare charges in accounts receivable is less than the percentage of our Medicare revenues.  The Company does not believe there are any other significant concentrations of revenues from any particular payor that would subject it to any significant credit risks in the collection of its accounts receivable.

4.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2009 and 2008:

	As of December 31,
	2009	2008

Leasehold Improvements	$8,263,975	$8,250,957
Medical Equipment	7,659,363	7,275,683
Furniture, Fixtures and Office Equipment	1,044,464	773,000
	16,967,802	16,299,640

Accumulated Depreciation	(8,928,398)	(7,494,178)
Property and Equipment, net	$8,039,404	$8,805,462

As of December 31, 2009 and 2008, the Company had $2,081,267 of equipment cost under capital lease, with accumulated amortization of $1,686,239 and $1,422,888, respectively, resulting in net assets under capital leases of $395,028 and $658,379.  All of the Company’s assets under capital lease consisted of medical equipment.

During the years ended December 31, 2009 and 2008, the Company capitalized approximately $81,498 and $123,557 of interest related to borrowings for projects under construction.

11

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements

5.	LINES OF CREDIT

First Street Hospital, L.P. entered into a Letter Loan Agreement (“FSH Letter Loan Agreement”) with a financial institution on January 8, 2008.  The FSH Letter Loan Agreement provided for a $750,000 line of credit loan and a term loan (“FSH Loans”).  The FSH Letter Loan Agreement provides for FSH Loans to be secured by real property owned by First Street Holdings, L.P., a related party to the Company, as well as accounts, inventory, fixtures, equipment and general intangibles; that the loans will be guaranteed personally by certain former partners of First Street Hospital, L.P., who are current shareholders of the Company; and require First Street Hospital, L.P. to maintain a debt service coverage ratio of 1.25 to 1.0.  The line of credit loan calls for monthly interest only payments which shall from day to day be equal to the lesser of (a) a fluctuating rate per annum (the ‘Contract Rate’) which is equal to the Index Rate which represents the rate of interest then most recently established by J.P. Morgan Chase Bank (or its successors) as its prime rate or (b) the Maximum Rate (the maximum lawful nonusurious rate of interest which under applicable law payee is permitted to charge).  The effective rate of interest at December 31, 2009 was 5.75%.  The line of credit loan originally matured on January 8, 2009, but has been extended to January 8, 2011.  The outstanding balance at December 31, 2009 and 2008 was $631,250 and $400,000, respectively.  Unused credit at December 31, 2009 was $118,750.  The Company recognized total interest expense of $25,220 and $14,798 during the years ended December 31, 2009 and 2008, respectively.

First Street Surgical Center, L.P. entered into a Letter Loan Agreement (“FSSC Letter Loan Agreement”) with a financial institution on January 8, 2008.  The FSSC Letter Loan Agreement provided for a $750,000 line of credit loan and a term loan (“FSSC Loans”).  The FSSC Letter Loan Agreement provides for FSSC Loans to be secured by real property owned by First Street Holdings, L.P., a related party to the Company, as well as accounts, inventory, fixtures, equipment and general intangibles; that the loans will be guaranteed personally by certain former partners of First Street Surgical Center, L.P., who are current shareholders of the Company; and require First Street Surgical Center, L.P. to maintain a debt service coverage ratio of 1.25 to 1.0.  The line of credit loan calls for monthly interest only payments which shall from day to day be equal to the lesser of (a) a fluctuating rate per annum (the ‘Contract Rate’) which is equal to the Index Rate which represents the rate of interest then most recently established by J.P. Morgan Chase Bank (or its successors) as its prime rate or (b) the Maximum Rate (the maximum lawful nonusurious rate of interest which under applicable law payee is permitted to charge).  The effective rate of interest at December 31, 2009 was 5.75%.  The line of credit loan originally matured on January 8, 2009, but has been extended to January 8, 2011.  The outstanding balance at December 31, 2009 and 2008 was $658,551 and $625,000, respectively.  Unused credit at December 31, 2009 was $91,449.  The Company recognized total interest expense of $36,926 and $20,286 during the years ended December 31, 2009 and 2008, respectively.

On September 18, 2009, First Surgical Woodlands, L.P. entered into a $250,000 revolving draw secured promissory note with a financial institution.  The note bears interest at 5.75% per annum and matures on September 18, 2010.  The note is secured by all the equipment of First Surgical Woodlands, L.P.  The Company had no draws on the note during 2009.

12

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements

6.	LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

The Company’s long-term debt and capital leases at December 31, 2009 and December 31, 2008, consisted of the following:

	As of December 31,
	2009	2008

First Street Hospital, L.P.
2008 Note Payable	$7,213,676	$7,522,383
Capital Lease Obligations	625,941	1,028,283

First Street Surgical Center, L.P.
Long-term Line of Credit from Shareholder	302,695	285,110
2008 Note Payable	1,523,507	1,588,705
Capital Lease Obligations	17,360	80,642

First Surgical Woodlands, L.P.
2005 Note Payable	-	1,690,065
2009 Note Payable	1,054,152	-
Capital Lease Obligations	-	57,201
	10,737,331	12,252,389

Less: Current Portion	(1,737,985)	(1,492,570)
Long-Term Portion	$8,999,346	$10,759,819

Long-Term Debt

In connection with the FSH Letter Loan Agreement, First Street Hospital, L.P. issued a secured promissory note in the original amount of $7,822,256 on January 8, 2008, to a financial institution.  The note bears interest at 7.70% per annum and matures on January 8, 2013.  The note calls for monthly interest and principal payments of $73,747, with a balloon payment due on January 8, 2013, of $6,162,583.  As of December 31, 2009 and 2008, the Company owed $7,213,676 and $7,522,383, respectively on the note, and recognized total interest expense of $578,196 and $534,274 during the years ended December 31, 2009 and 2008, respectively.

On June 1, 2006, First Street Surgical Center, L.P. entered into a $700,000 long-term line of credit with one of its former partners, who is a current shareholder of the Company.  The line of credit bears interest at 6.0% per annum and is unsecured.  As of December 31, 2009 and 2008, the Company owed $302,695 and $285,110, respectively on the line of credit, and recognized total interest expense of $17,585 and $20,588 during the years ended December 31, 2009 and 2008, respectively.

In connection with the FSSC Letter Loan Agreement, First Street Surgical Center, L.P. issued a secured promissory note in the original amount of $1,652,030 on January 8, 2008, to a financial institution.  The note bears interest at 7.70% per annum and matures on January 8, 2013.  The note calls for monthly interest and principal payments of $15,502.88, with a balloon payment due on January 8, 2013, of $1,301,513.  As of December 31, 2009 and 2008, the Company owed $1,523,507 and$1,588,705, respectively on the note, and recognized total interest expense of $122,211 and $112,863 during the years ended December 31, 2009 and 2008, respectively.

13

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements

On May 18, 2006, First Surgical Woodlands, L.P. issued a $3,000,000 secured promissory note to a financial institution.  The note bore interest at 9.0% per annum and matures on June 1, 2011.  The note was secured by all the accounts, property and equipment of First Surgical Woodlands, L.P.  The note was repaid in September 2009.  The Company recognized total interest expense of $121,700 and $178,192 during the years ended December 31, 2009 and 2008, respectively.

On September 18, 2009, First Surgical Woodlands, L.P. issued a $1,300,000 secured promissory note to a financial institution.  The note bears interest at 5.95% per annum and matures on January 18, 2011.  The note is secured by all the equipment of First Surgical Woodlands, L.P.  As of December 31, 2009, the Company owed $1,054,152 on the note, and recognized total interest expense of $8,433 during the year ended December 31, 2009.

Capital Lease Obligations

We engage in a significant number of leasing transactions including medical equipment, computer equipment and other equipment utilized in operations.  Leases meeting certain accounting criteria have been recorded as an asset and liability at the lower of fair value or the net present value of the aggregate future minimum lease payments at the inception of the lease.  Interest rates used in computing the net present value of the lease payments generally ranged from 5.914% to 26.814% based on our incremental borrowing rate at the inception of the lease.  Our leasing transactions include arrangements for equipment with major equipment finance companies and manufacturers who retain ownership in the equipment during the term of the lease

Long-Term Debt and Capital Lease Obligation Maturities

The Company’s schedule maturities of long-term debt and capital leases for the next five years and thereafter consisted of the following at December 31, 2009:

Year Ending
December 31,

2010	$1,737,985
2011	1,067,780
2012	467,469
2013	7,464,097
2014	-
Thereafter	-
Total	$10,737,331

7.	STOCKHOLDER’S EQUITY

Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the preferred stock with respect to dividend rights and rights upon liquidation, winding up and dissolution of the Company.

14

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements

8.	EMPLOYEE BENEFIT PLANS

Substantially all of the Company’s employees are eligible to enroll in Company sponsored healthcare plans, including coverage for medical and dental benefits. Our primary healthcare plans are national plans administered by third-party administrators. During 2009 and 2008, costs associated with these plans, net of amounts paid by employees, approximated $603,287 and $537,512, respectively.

During 2008, the Company provided substantially all of its employees a qualified 401(k) savings plan.  The plan allowed eligible employees to contribute up to 100% of their pay on a pre-tax basis into their individual retirement account in the plan subject to the normal maximum limits set annually by the Internal Revenue Service.  The Company’s employer matching contribution equaled 25% of the first 3% of each participant’s elective deferrals.  All contributions to the plan were in the form of cash.  Employees who were at least 21 years of age were eligible to participate in the plan.  Employer contributions vested 100% after three years of service. Participants were always fully vested in their own contributions.  Employer contributions to the plan approximated $21,210 in 2008.

Effective January 1, 2009, the Company converted its existing 401(k) plan to a Safe Harbor Plan.  Employees must be 18 years or older to participate, have been employed by the Company for one year and worked a minimum of 1,000 hours during that year. The Company’s employer matching contribution equals 100% on the first 4% of each participant’s compensation which is deferred as an elective deferral.  The Safe Harbor matching contribution is paid on a payroll by payroll basis.  Employees are 100% vested in the plan after meeting all eligibility requirements and becoming a participant.

9.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2009 and 2008, both First Street Hospital, L.P. and First Surgical Woodlands, L.P. held management agreements with First Surgical Partners, LLC (the former General Partner of the Company’s limited partnerships and the owners of which are shareholders of the Company) where the Company retained the services of First Surgical Partners, LLC to assist the Company in managing and conducting day-to-day business and services.  The First Surgical Woodlands, L.P. agreement was executed on February 1, 2005, with a term of five years and shall automatically renew for one additional two year period unless otherwise terminated.  The First Street Hospital, L.P. agreement was executed on July 25, 2006, with a term of ten years and shall automatically renew for one additional two year period unless otherwise terminated.  Each agreement calls for the payment by the partnerships to First Surgical Partners, LLC a monthly fee equal to 5% of the net monthly collected revenues from the partnership’s cash collections.  For the years ended December 31, 2009 and 2008, the partnerships paid a total of $6,547,955 and $5,983,606 in management fees to First Surgical Partners, LLC.

On June 1, 2006, First Street Surgical Center, L.P. entered into a $700,000 long-term line of credit with one of its former partners, who is a current shareholder of the Company.  The line of credit bears interest at 6.0% per annum and is unsecured.  As of December 31, 2009 and 2008, the Company owed $302,695 and $285,110, respectively on the line of credit, and recognized total interest expense of $17,585 and $20,588 during the years ended December 31, 2009 and 2008, respectively.

On April 1, 2003, First Street Surgical Center, LP entered into a building lease with one of its former partners, who is a current shareholder of the Company.  The building lease is for an initial term of 10 years from commencement date followed by an option to extend the initial ten year term by two consecutive five year terms.  The lease agreement calls for minimum monthly lease payments of $23,000 per month, subject to escalation to reflect increases in the consumer price index.

15

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements

On September 17, 2006, First Street Hospital, LP entered into a building lease with one of its former partners, who is a current shareholder of the Company.  The building lease is for an initial term of 10 years from commencement date followed by an option to extend the initial ten year term by two consecutive ten year terms. The lease agreement calls for minimum monthly lease payments of $39,400 per month, subject to escalation to reflect increases in the consumer price index.

10.	COMMITMENTS AND CONTINGENCIES

Regulations, Risks and Uncertainties

As a healthcare provider, we are required to comply with extensive and complex laws and regulations at the federal, state and local government levels.  These laws and regulations relate to, among other things:

•	Licensure, certification and accreditation,
•	Coding and billing for services,
•	Requirements of the 60% compliance threshold under The Medicare, Medicaid and State Children’s Health Insurance Program (SCHIP) Extension Act of 2007 (the “2007 Medicare Act”),
•	Relationships with physicians and other referral sources, including physician self-referral and anti-kickback laws,
•	Quality of medical care,
•	Use and maintenance of medical supplies and equipment,
•	Maintenance and security of medical records,
•	Acquisition and dispensing of pharmaceuticals and controlled substances, and
•	Disposal of medical and hazardous waste.

In the future, changes in these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our investment structure, hospitals, equipment, personnel, services, capital expenditure programs, operating procedures, and contractual arrangements.

If we fail to comply with applicable laws or regulations, we could be subject to liabilities, including (1) criminal penalties, (2) civil penalties, including monetary penalties and the loss of our licenses to operate one or more of our facilities, and (3) exclusion or suspension of one or more of our facilities from participation in the Medicare, Medicaid, and other federal and state healthcare programs.  Substantial damages and other remedies assessed against us could have a material adverse affect on our business, financial position, results of operations , and cash flows.

Bariatric Program Sponsorship Agreement

The Company entered into a Bariatric Program Sponsorship Agreement on March 22, 2006, but effective May 1, 2006, with Vital Weight Control, Inc., d/b/a NeWeigh (‘Vital’).  Per the agreement, the Company desires to sponsor, in part, a gastroplasty program involving surgical intervention for morbid obesity.  Under the sponsorship, the Company makes available its facility for surgeries on prospective patients that are participants in the bariatric program as well as for surgeries on other prospective patients that meet criteria for eligibility for bariatric surgery.  At all times during the term of the agreement the Company shall either furnish, at its expense, or reimburse Vital amounts Vital expends for operation of the program, including office space, facilities, equipment, utilities, furniture, fixtures, office supplies, postage, courier services, and other outside services as may be reasonably required to operate the program.  The original term of the agreement commenced on May 1, 2006, for a period of 36 months.  As compensation for the services rendered by Vital, the Company was obligated to pay a program sponsorship fee of $200,000 per month.

16

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements

On February 13, 2008, the Company amended the existing contract with Vital to operate a second facility in The Woodlands.  The amendment further extended the term of the contract for a period of one year, thus the new termination date of the agreement became May 1, 2010.  The payment of $200,000 per month continued on the existing facility as well as an additional $200,000 per month for the new facility.

On December 10, 2009, the Company extended and renewed the agreement for an additional two years.  Program payments for both facilities are now set to expire April 30, 2012.

The Company has remaining sponsorship payments of $4.8 million in 2010, $4.8 million in 2011 and $1.6 million in 2012.

Construction Activities

In August 2009, the Company entered into “Guaranteed Maximum Price” contract with respect to the expansion of its First Street Hospital facility.  The guaranteed maximum price is approximately $4.7 million.  As of December 31, 2009, the Company had not incurred any costs under the contract, but expects to incur the entire obligation during 2010.  Cost not covered under the guaranteed maximum price related to the First Street Hospital expansion totaled $143,951 for the year ended December 31, 2009 and $329,348 through September 30, 2010.

 Operating Leases

We lease certain land, buildings, and equipment under non-cancelable operating leases generally expiring at various dates through 2015.  Operating leases generally have 3- to 15-year terms, with one or more renewal options, with terms to be negotiated at the time of renewal.  Various facility leases include provisions for rent escalation to recognize increased operating costs or require the Company to pay certain maintenance and utility costs.  Contingent rents are included in rent expense in the year incurred.  Certain leases contain annual escalation clauses based on changes in the Consumer Price Index while others have fixed escalation terms.  The excess of cumulative rent expense (recognized on a straight-line basis) over cumulative rent payments made on leases with fixed escalation terms is recognized as straight-line rental accrual and is included in Other Long-Term Liabilities in the accompanying consolidated balance sheets, and totaled $164,280 and $174,279 at December 31, 2009 and 2008, respectively.

17

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements

Future minimum lease payments at December 31, 2009, for those leases having an initial or remaining non-cancelable lease term in excess of one year, are as follows:

Year Ending
December 31,

2010	$1,704,026
2011	1,716,583
2012	1,557,888
2013	692,364
2014	556,655
Thereafter	900,239
Total	$7,127,755

11.	SUBSEQUENT EVENT

On November 4, 2010, the Company entered into a Contribution Agreement with the shareholders of Arkson Nutraceuticals, Inc., a Delaware corporation (“Arkson”), pursuant to which the Company’s Shareholders agreed to contribute 100% of the outstanding securities of the Company in exchange for 39,964,346 shares of Arkson’s common stock (the “Merger”).   On November 24, 2010, the Company entered an agreement with Arkson to extend the closing date to December 31, 2010.  The Merger closed on December 31, 2010.  Considering that, following the merger, the Company’s shareholders control the majority of the merged company’s outstanding common stock, the Company is considered the accounting acquirer in this reverse-merger transaction.  A reverse-merger transaction is considered, and accounted for as, a capital transaction in substance; it is equivalent to the issuance of the Company’s securities for Arkson’s net monetary assets, which were deminimus, accompanied by a recapitalization.  Accordingly, the Company did not recognize any goodwill or other intangible assets in connection with this transaction.  The Company is the surviving and continuing entity and the historical financials following the reverse merger transaction will be those of the Company.

18

Unaudited Financial Statements of

FIRST SURGICAL TEXAS, INC.

As of and for the Nine Months Ended September 30, 2010

FIRST SURGICAL TEXAS, INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2010	December 31, 2009
	(Unaudited)	(Audited)

Assets

Current Assets
Cash and Cash Equivalents	$781,792	$261,594
Accounts Receivable, net	21,002,195	20,141,436
Due From Affiliates	-	604,637
Inventory	896,696	742,780
Prepaid Expenses and Other Current Assets	516,522	233,597
Total Current Assets	23,197,205	21,984,044

Property and Equipment, net	11,022,218	8,039,404

Other Assets, net	43,304	68,620
Total Assets	$34,262,727	$30,092,068

Liabilities and Shareholders' Equity

Current Liabilities
Accounts Payable	$6,809,553	$6,906,807
Accrued Expenses	549,514	503,454
Accrued Distrubutions	533,500	-
Lines of Credit	1,581,250	1,289,801
Current Portion of Long-Term Debt and Capital Lease Obligations	1,215,036	1,737,985
Total Current Liabilities	10,688,853	10,438,047

Long-Term Liabilities
Long-Term Debt and Capital Lease Obligations, Net of Current Portion	11,177,371	8,999,346
Other Long-Term Liabilities	188,452	188,452
Total Long-Term Liabilities	11,365,823	9,187,798

Commitments and Contingencies

Shareholders' Equity
Preferred Stock, $0.0001 par value, 10,000,000 shares authorized, zero issued and outstanding, respectively	-	-
Common Stock, $0.0001 par value, 250,000,000 shares authorized, 40,000,002 and 37,076,035 shares issued and outstanding, respectively	4,000	3,708
Additional Paid-In Capital	4,247,796	2,874,695
Accumulated Earnings	7,956,256	7,587,820
Total Shareholders' Equity	12,208,052	10,466,223
Total Liabilities and Shareholders' Equity	$34,262,727	$30,092,068

The accompanying notes are an integral part of these consolidated unaudited financial statements.

1

FIRST SURGICAL TEXAS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Net Revenue	$9,610,214	$7,370,894	$34,599,464	$30,247,939

Operating Expenses
Salaries and Benefits	2,828,906	2,657,181	8,158,006	7,683,318
Medical Supplies	1,807,499	1,872,323	6,037,801	5,814,551
Management Fees	1,641,542	1,642,576	5,001,306	4,921,263
Rent	497,370	394,067	1,396,144	1,378,437
Depreciation and Amortization	323,243	212,834	1,017,494	922,817
Other Operating Expenses	1,271,571	1,079,778	4,880,191	3,684,031
Total Operating Expenses	8,370,131	7,858,759	26,490,942	24,404,417

Other Income and Expenses
Interest Income	283	538	992	2,329
Interest Expense	(211,026)	(244,054)	(650,703)	(762,255)
Total Other Income and Expenses	(210,743)	(243,516)	(649,711)	(759,926)
Income Before Income Taxes	1,029,340	(731,381)	7,458,811	5,083,596

Income Taxes	-	-	-	-
Net Income	$1,029,340	$(731,381)	$7,458,811	$5,083,596

Basic and Diluted Income per Common Share	$0.03	$(0.02)	$0.19	$0.14

Weighted average number of common shares outstanding - basic and fully diluted	40,000,002	37,076,035	39,271,688	37,076,035

The accompanying notes are an integral part of these consolidated unaudited financial statements.

2

FIRST SURGICAL TEXAS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Nine Months Ended September 30,
	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$7,458,811	$5,083,596
Adjustments to Reconcile Net Income to Net Cash
Provided by Operating Activities:
Depreciation and Amortization	1,007,305	895,203
Amortization of Deferred Financing Costs	(219)	27,614
Stock Compensation	765,072	-
Changes in Operating Assets and Liabilities:
Accounts Receivable	(205,163)	1,759,955
Inventory	(153,916)	(72,330)
Other Current Assets	(257,387)	183,360
Accounts Payable and Accrued Expenses	(83,098)	498,073
Net Cash Provided by Operating Activities	8,531,405	8,375,471

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital Expenditures	(3,462,659)	(280,780)
Net Cash Used in Investing Activities	(3,462,659)	(280,780)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on Line of Credit	351,449	468,551
Repayments on Line of Credit	(60,000)	(120,000)
Proceeds from Issuance of Long-Term Debt	2,952,078	-
Repayment of Long-Term Debt	(1,310,900)	(1,145,036)
Partner Contributions	75,700	50,000
Partner Distributions	(6,556,875)	(7,235,000)
Net Cash Used in Financing Activities	(4,548,548)	(7,981,485)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	520,198	113,205
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	261,594	487,139
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$781,792	$600,344

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash Paid for Interest	$607,300	$673,326

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Accrued Capital Expenditures	$(2,862)	$134,713

The accompanying notes are an integral part of these consolidated unaudited financial statements.

3

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements
(Unaudited)

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

First Surgical Texas, Inc., including its subsidiaries, is an owner and operator of two ambulatory surgery centers (“ASC”), First Street Surgical Center, L.P., and First Surgical Woodlands, L.P., and a general acute care hospital, First Street Hospital, L.P., all located in the greater Houston, Texas metro area.  Procedures performed include non life-threatening surgeries, such as bariatrics, reconstructive and cosmetic plastics, orthopedics, pain management, neurosurgery and podiatry, which are often completed on an outpatient or short stay basis.

Effective December 1, 2010, Piper Acquisition III, Inc. (“Piper”) acquired all of the limited and general partnership interests of First Street Surgical Center, L.P., First Surgical Woodlands, L.P., and First Street Hospital, L.P. (“Partnerships”), all of which were under common control, in exchange for the issuance of 36,000,002 shares of Piper’s common stock.

The exchange of shares has been accounted for as a reverse acquisition under the purchase method of accounting.  Accordingly, the merger has been recorded as a recapitalization of Piper, with the consolidated financials of the Partnerships being treated as the continuing entity (“we” or the “Company”).  Effective December 3, 2010, the Company changed its name to First Surgical Texas, Inc.  The historical financial statements presented are those of the Partnerships. The continuing company has retained December 31 as its fiscal year end. The financial statements of the legal acquirer, Piper, are not significant; therefore, no pro forma financial information is submitted.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The Company has prepared the accompanying unaudited consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial information.  These financial statements should be read together with the financial statements and notes in the Company’s audited consolidated financial statements for the year ended December 31, 2009.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted.  The accompanying financial statements reflect all adjustments and disclosures, which, in the Company’s opinion, are necessary for fair presentation.  All such adjustments are of a normal recurring nature.  The results of operations for the interim periods are not necessarily indicative of the results of the entire year.

Use of Estimates and Assumptions

Future events and their effects cannot be predicted with certainty; accordingly the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  The accounting estimates used in the preparation of our consolidated unaudited financial statements will change as new events occur, as more experience is acquired , as additional information is obtained, and as our operating environment changes.  Significant estimates and assumptions are used for, but not limited to: (1) allowance for contractual revenue adjustments; (2) depreciable lives of assets; (3) assessment of long-lived assets for impairment (4) economic lives and fair values of leased assets; (5) uncertain tax positions; and (6) contingency and litigation reserves.  The Company bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  The Company evaluates its estimates and assumptions on a regular basis and may employ outside experts to assist in our evaluation, as considered necessary.  Actual results may differ from these estimates and assumptions used in preparation of its financial statements and changes in these estimates are recorded when known.

4

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements
(Unaudited)

Revenue Recognition

Revenues consist primarily of net patient service revenues that are recorded based upon established billing rates less allowances for contractual adjustments.  Revenues are recorded during the period the healthcare services are provided, based upon the estimated amounts due from the patients and third-party payors, including federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, and employers.  Estimates of contractual allowances under third-party payor arrangements are based upon the payment terms specified in the related contractual agreements.  Third-party payor contractual payment terms are generally based upon predetermined rates per diagnosis, per diem rates, or discounted fee-for-service rates.  The Company does not expect there to be material changes to prior period estimates of allowances for contractual and other adjustments.  Further, we do not foresee changes in our estimate of unsettled amounts from third party payors as of the latest balance sheet date that could have a material effect on our financial position, results of operations or cash flows.

Laws and regulations governing the Medicare and Medicaid programs are complex, subject to interpretation, and are routinely modified for provider reimbursement.  All healthcare providers participating in the Medicare and Medicaid programs are required to meet certain financial reporting requirements. Federal regulations require submission of annual cost reports covering medical costs and expenses associated with the services provided by each hospital to program beneficiaries.  Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits, which may result in adjustments to the amounts ultimately determined to be due to the Company under these reimbursement programs.  These audits often require several years to reach the final determination of amounts earned under the programs.  As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term.

We provide care to patients who are financially unable to pay for the healthcare services they receive, and because we do not pursue collection of amounts determined to qualify as charity care, such amounts are not recorded as revenues.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with an original maturity of three months or less at time of purchase to be cash equivalents.  These investments are carried at cost, which approximates fair value.  Cash and cash equivalent balances may, at certain times, exceed federally insured limits.

5

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements
(Unaudited)

Accounts Receivable

The Company reports accounts receivable at estimated net realizable amounts from services rendered from federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, workers’ compensation programs, employers, and patients.

Inventory

Inventory is valued at the lower of cost or market with cost determined on first-in, first-out basis.

Property and Equipment

Property and equipment are recorded at cost.  Expenditures for maintenance and repairs are charged to expense as incurred.  Additions and betterments that extend the life of the asset are capitalized.  Assets under capital lease obligations are reported at the lower of fair value or the present value of the aggregate future minimum lease payments at the beginning of the lease term.  In the case of sale, retirement, or disposal, the asset cost and related accumulated depreciation balances are removed from the respective accounts, and the resulting net amount, less any proceeds, is included as income from operations in the consolidated statements of operations.  Depreciation is provided over the estimated useful lives of the assets.  The depreciable lives and depreciation methods used for each class of asset are as follows:

Useful
Class	Life	Depreciation Method
Furniture and Equipment	5-7 years	200% double declining
Software	3 years	Straight-line
Leasehold Improvements	5-30 years	Straight-line

Advertising

The Company expenses advertising costs as incurred.  Advertising expense was $83,687 and $115,080 for the three months ended September 30, 2010 and 2009, respectively, and $243,673 and $321,267 for the nine months ended September 30, 2010 and 2009, respectively, and is included in the caption Other Operating Expenses.

6

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements
(Unaudited)

Income Taxes

We provide for income taxes using the asset and liability method. This approach recognizes the amount of federal, state, and local taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the consolidated financial statements and income tax returns.  Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates.  A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized.  Realization is dependent on generating sufficient future taxable income.  We evaluate our tax positions and establish assets and liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes.  We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly.  The Company and its corporate subsidiaries file a consolidated federal income tax return.  Some subsidiaries consolidated for financial reporting purposes are not part of the consolidated group for federal income tax purposes and file separate federal income tax returns.  State income tax returns are filed on a separate, combined, or consolidated basis in accordance with relevant state laws and regulations.  Partnerships, limited liability partnerships, limited liability companies, and other pass-through entities that we consolidate or account for using the equity method of accounting file separate federal and state income tax returns.  We include the allocable portion of each pass-through entity’s income or loss in our federal income tax return.  We allocate the remaining income or loss of each pass-through entity to the other partners or members who are responsible for their portion of the taxes.

Fair Value of Financial Instruments

The Company’s financial instruments are cash, accounts receivable, accounts payable, capital lease obligations, and debt.  The recorded values of cash, accounts receivable, and accounts payable approximate their fair values based on their short-term nature.

The recorded values of capital lease obligations and long-term debt approximate their fair values, as their effective interest rates approximates market rates.

Impairment of Long-Lived Assets

We assess the recoverability of long-lived assets, whenever events or changes in circumstances indicate we may not be able to recover the asset’s carrying amount.  We measure the recoverability of long-lived assets by a comparison of the carrying amount of the asset to the expected net future cash flows to be generated by that asset. We present an impairment charge as a separate line item within income from continuing operations in our consolidated statements of operations, unless the impairment is associated with a discontinued operation.  In that case, we include the impairment charge, on a net-of-tax basis, within the results of discontinued operations.  The Company did not recognize an impairment of long-lived assets during either of the nine months ended September 30, 2010 or 2009.

 Financing Costs

We amortize financing costs using the effective interest method over the life of the related debt.  The related expense is included in interest expense in our consolidated statements of operations.

7

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements
(Unaudited)

Commitments and Contingencies

Accruals for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.  These accruals are adjusted as additional information becomes available or circumstances change.

Earnings per Common Share

The calculation of earnings per common share is based on the weighted-average number of our common shares outstanding during the applicable period.  The calculation for diluted earnings per common share recognizes the effect of all potential dilutive securities that were outstanding during the respective periods, unless their impact would be antidilutive.  The Company had no dilutive securities outstanding during the three or nine months ended September 30, 2010 or 2009.

Subsequent Events

Subsequent events have been evaluated through December 30, 2010, which represents the issuance date of these consolidated unaudited financial statements.

Recently Issued Accounting Standards

In December 2009, the FASB amended guidance related to fair value measurements and disclosures, which was effective beginning the second quarter of the Company’s 2010 fiscal year, June 30, 2010.  These amendments prescribe new disclosures and clarify certain existing disclosure requirements related to fair value measurements.  The objective of the amendments was to improve these disclosures and, thus, increase the transparency in financial reporting.  The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

In February 2010, the FASB amended guidance related to disclosure of subsequent events, which was effective upon issuance.  These amendments prescribe that entities that are SEC filers are required to evaluate subsequent events through the date that the financial statements are issued.  The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

8

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements
(Unaudited)

3.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of September 30, 2010, and December 31, 2009:

	As of
	September 30,	December 31,
	2010	2009

Leasehold Improvements	$12,232,054	$8,263,975
Medical Equipment	7,774,014	7,659,363
Furniture, Fixtures and Office Equipment	962,261	1,044,464
	20,968,329	16,967,802

Accumulated Depreciation	(9,946,111)	(8,928,398)
Property and Equipment, net	$11,022,218	$8,039,404

As of both September 30, 2010 and December 31, 2009, the Company had $2,081,267 of equipment cost under capital lease, with accumulated amortization of $1,866,060 and $1,686,239, respectively, resulting in net assets under capital leases of $215,204 and $395,028, respectively.  All of the Company’s assets under capital lease consisted of medical equipment.

During both the three and nine months ended September 30, 2010, the Company capitalized approximately $13,774 of interest related to borrowings for projects under construction, respectively.  No interest was capitalized during either the three or nine months ended September 30, 2009.

4.	LINES OF CREDIT

First Street Hospital, L.P. entered into a Letter Loan Agreement (“FSH Letter Loan Agreement”) with a financial institution on January 8, 2008.  The FSH Letter Loan Agreement provided for a $750,000 line of credit loan and a term loan (“FSH Loans”).  The FSH Letter Loan Agreement provides for FSH Loans to be secured by real property owned by First Street Holdings, L.P., a related party to the Company, as well as accounts, inventory, fixtures, equipment and general intangibles; that the loans will be guaranteed personally by certain former partners of First Street Hospital, L.P., who are current shareholders of the Company; and require First Street Hospital, L.P. to maintain a debt service coverage ratio of 1.25 to 1.0.  The line of credit loan calls for monthly interest only payments which shall from day to day be equal to the lesser of (a) a fluctuating rate per annum (the ‘Contract Rate’) which is equal to the Index Rate which represents the rate of interest then most recently established by J.P. Morgan Chase Bank (or its successors) as its prime rate or (b) the Maximum Rate (the maximum lawful nonusurious rate of interest which under applicable law payee is permitted to charge).  The effective rate of interest at September 30, 2010 was 5.75%.  The line of credit loan originally matured on January 8, 2009, but has been extended to January 8, 2011.  The outstanding balance at September 30, 2010 and December 31, 2009 was $581,250 and $631,250, respectively.  Unused credit at September 30, 2010 was $168,750.  The Company recognized total interest expense of $8,541 and $6,241 during the three months ended September 30, 2010 and 2009, respectively, and $28,886 and $17,494 during the nine months ended September 30, 2010 and 2009, respectively.

9

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements
(Unaudited)

First Street Surgical Center, L.P. entered into a Letter Loan Agreement (“FSSC Letter Loan Agreement”) with a financial institution on January 8, 2008.  The FSSC Letter Loan Agreement provided for a $750,000 line of credit loan and a term loan (“FSSC Loans”).  The FSSC Letter Loan Agreement provides for FSSC Loans to be secured by real property owned by First Street Holdings, L.P., a related party to the Company, as well as accounts, inventory, fixtures, equipment and general intangibles; that the loans will be guaranteed personally by certain former partners of First Street Surgical Center, L.P., who are current shareholders of the Company; and require First Street Surgical Center, L.P. to maintain a debt service coverage ratio of 1.25 to 1.0.  The line of credit loan calls for monthly interest only payments which shall from day to day be equal to the lesser of (a) a fluctuating rate per annum (the ‘Contract Rate’) which is equal to the Index Rate which represents the rate of interest then most recently established by J.P. Morgan Chase Bank (or its successors) as its prime rate or (b) the Maximum Rate (the maximum lawful nonusurious rate of interest which under applicable law payee is permitted to charge).  The effective rate of interest at September 30, 2010 was 5.75%.  The line of credit loan originally matured on January 8, 2009, but has been extended to January 8, 2011.  The outstanding balance at September 30, 2010 and December 31, 2009 was $750,000 and $658,551, respectively.  Unused credit at September 30, 2010 was $0.  The Company recognized total interest expense of $11,021 and $9,977 during the three months ended September 30, 2010 and 2009, respectively, and $30,661 and $28,577 during the nine months ended September 30, 2010 and 2009, respectively.

On September 18, 2009, First Surgical Woodlands, L.P. entered into a $250,000 revolving draw secured promissory note with a financial institution.  The note bears interest at 5.75% per annum.  The note originally matured on September 18, 2010, but has been extended to September 18, 2011.  The note is secured by all the equipment of First Surgical Woodlands, L.P.  The Company had no draws on the note during 2009.  During 2010, the Company borrowed the entire $250,000 available, which remained outstanding at September 30, 2010.  The Company recognized total interest expense of $1,714 and $2,448 during the three months and nine months ended September 30, 2010, respectively.  The Company recognized no interest expense on this note during 2009.

5.	LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

The Company’s long-term debt and capital leases at September 30, 2010 and December 31, 2009, consisted of the following:

	As of
	September 30,	December 31,
	2010	2009

First Street Hospital, L.P.
2008 Note Payable	$6,964,708	$7,213,676
2010 Equipment Loan	110,815	-
2010 Construction Loan	2,841,263	-
Capital Lease Obligations	363,564	625,941

First Street Surgical Center, L.P.
Long-term Line of Credit from Shareholder	316,592	302,695
2008 Note Payable	1,470,929	1,523,507
Capital Lease Obligations	-	17,360

First Surgical Woodlands, L.P.
2009 Note Payable	324,535	1,054,152

	12,392,406	10,737,331

Less: Current Portion	(1,215,036)	(1,737,985)
Long-Term Portion	$11,177,371	$8,999,346

10

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements
(Unaudited)

Long-Term Debt

In connection with the FSH Letter Loan Agreement, First Street Hospital, L.P. issued a secured promissory note in the original amount of $7,822,256 on January 8, 2008, to a financial institution.  The note bears interest at 7.70% per annum and matures on January 8, 2013.  The note calls for monthly interest and principal payments of $73,747, with a balloon payment due on January 8, 2013, of $6,162,583.  As of September 30, 2010 and December 31, 2009, the Company owed $6,964,708 and $7,213,676, respectively on the note.  The Company recognized total interest expense of $138,164 and $144,524 during the three months ended September 30, 2010 and 2009, respectively, and $414,764 and $433,270 during the nine months ended September 30, 2010 and 2009, respectively.

On May 4, 2010, First Street Hospital, L.P. entered into an unsecured $250,000 promissory note with a financial institution.  The note bears interest at 6.50% per annum.  The note matures on February 4, 2011.  As of September 30, 2010, the Company had $110,815 under the note and had an additional $139,185 available to borrow.  The Company recognized total interest expense of $1,720 and $2,684 during the three months and nine months ended September 30, 2010, respectively.

On May 4, 2010, First Street Hospital, L.P. entered into a secured construction loan agreement with a financial institution.  The loan agreement provides for advances equal to 80% of the “as completed” appraised value of the current expansion of the Company’s First Street Hospital facility.  The total anticipated advances under the loan agreement totals $4,439,150, and as of September 30, 2010, the Company had received advances totaling $2,841,263 and had an additional $1,597,887 available to borrow.  The note bears interest at 6.50% per annum.  The note matures on May 4, 2013.  The Company recognized total interest expense of $13,774 and $14,079 during the three months and nine months ended September 30, 2010, respectively.

On June 1, 2006, First Street Surgical Center, L.P. entered into a $700,000 long-term line of credit with one of its former partners, who is a current shareholder of the Company.  The line of credit bears interest at 6.0% per annum and is unsecured.  As of September 30, 2010 and December 31, 2009, the Company owed $316,592 and $302,695, respectively on the line of credit. The Company recognized total interest expense of $4,702 and $4,429 during the three months ended September 30, 2010 and 2009, respectively, and $13,897 and $13,090 during the nine months ended September 30, 2010 and 2009, respectively.

In connection with the FSSC Letter Loan Agreement, First Street Surgical Center, L.P. issued a secured promissory note in the original amount of $1,652,030 on January 8, 2008, to a financial institution.  The note bears interest at 7.70% per annum and matures on January 8, 2013.  The note calls for monthly interest and principal payments of $15,502.88, with a balloon payment due on January 8, 2013, of $1,301,513.  As of September 30, 2010 and December 31, 2009, the Company owed $1,470,929 and $1,523,507.  The Company recognized total interest expense of $29,180 and $30,523 during the three months ended September 30, 2010 and 2009, respectively, and $87,597 and $91,505 during the nine months ended September 30, 2010 and 2009, respectively.

On May 18, 2006, First Surgical Woodlands, L.P. issued a $3,000,000 secured promissory note to a financial institution.  The note bore interest at 9.0% per annum and matures on June 1, 2011.  The note was secured by all the accounts, property and equipment of First Surgical Woodlands, L.P.  The note was repaid in September 2009.  The Company recognized total interest expense of $30,709 and $101,924 during the three and nine months ended September 30, 2009, respectively.

11

First Surgical Texas, Inc.
Notes to Consolidated Financial Statements
(Unaudited)

On September 18, 2009, First Surgical Woodlands, L.P. issued a $1,300,000 secured promissory note to a financial institution.  The note bears interest at 5.95% per annum and matures on January 18, 2011.  The note is secured by all the equipment of First Surgical Woodlands, L.P.  As of September 30, 2010 and December 31, 2009, the Company owed $324,535 and $1,054,152.  The Company recognized total interest expense of $7,508 and $2,500 during the three months ended September 30, 2010 and 2009, respectively, and $33,227 and $2,500 during the nine months ended September 30, 2010 and 2009, respectively.

Capital Lease Obligations

We engage in a significant number of leasing transactions including medical equipment, computer equipment and other equipment utilized in operations.  Leases meeting certain accounting criteria have been recorded as an asset and liability at the lower of fair value or the net present value of the aggregate future minimum lease payments at the inception of the lease.  Interest rates used in computing the net present value of the lease payments generally ranged from 5.914% to 26.814% based on our incremental borrowing rate at the inception of the lease.  Our leasing transactions include arrangements for equipment with major equipment finance companies and manufacturers who retain ownership in the equipment during the term of the lease.

6.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2009 and 2008, both First Street Hospital, L.P. and First Surgical Woodlands, L.P. held management agreements with First Surgical Partners, LLC (the former General Partner of the Company’s limited partnerships and the owners of which are shareholders of the Company) where the Company retained the services of First Surgical Partners, LLC to assist the Company in managing and conducting day-to-day business and services.  The First Surgical Woodlands, L.P. agreement was executed on February 1, 2005, with a term of five years and shall automatically renew for one additional two year period unless otherwise terminated.  The First Street Hospital, L.P. agreement was executed on July 25, 2006, with a term of ten years and shall automatically renew for one additional two year period unless otherwise terminated.  Each agreement calls for the payment by the partnerships to First Surgical Partners, LLC a monthly fee equal to 5% of the net monthly collected revenues from the partnership’s cash collections.  For the three and nine months ended September 30, 2010, the partnerships paid a total of $1,641,542 and $5,001,306 in management fees to First Surgical Partners, LLC.  For the three and nine months ended September 30, 2009, the partnerships paid a total of $1,642,576 and $4,921,263 in management fees to First Surgical Partners, LLC.

On June 1, 2006, First Street Surgical Center, L.P. entered into a $700,000 long-term line of credit with one of its former partners, who is a current shareholder of the Company.  The line of credit bears interest at 6.0% per annum and is unsecured.  As of September 30, 2010 and December 31, 2009, the Company owed $316,592 and $302,695, respectively on the line of credit. The Company recognized total interest expense of $4,702 and $4,429 during the three months ended September 30, 2010 and 2009, respectively, and $13,897 and $13,090 during the nine months ended September 30, 2010 and 2009, respectively.

7.	SUBSEQUENT EVENT

On November 4, 2010, the Company entered into a Contribution Agreement with the shareholders of Arkson Nutraceuticals, Inc., a Delaware corporation (“Arkson”), pursuant to which the Company’s Shareholders agreed to contribute 100% of the outstanding securities of the Company in exchange for 39,964,346 shares of Arkson’s common stock (the “Merger”).   On November 24, 2010, the Company entered an agreement with Arkson to extend the closing date to December 31, 2010.  The Merger closed on December 31, 2010.  Considering that, following the merger, the Company’s shareholders control the majority of the merged company’s outstanding common stock, the Company is considered the accounting acquirer in this reverse-merger transaction.  A reverse-merger transaction is considered, and accounted for as, a capital transaction in substance; it is equivalent to the issuance of the Company’s securities for Arkson’s net monetary assets, which were deminimus, accompanied by a recapitalization.  Accordingly, the Company did not recognize any goodwill or other intangible assets in connection with this transaction.  The Company is the surviving and continuing entity and the historical financials following the reverse merger transaction will be those of the Company.

12